As filed with the Securities and Exchange Commission on September 8, 2015

Registration No. 333-204855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATLANTIC CAPITAL BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Georgia	6022	20-5728270
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3280 Peachtree Road NE, Suite 1600

Atlanta, Georgia 30305

(404) 995-6050

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas L. Williams

President and Chief Executive Officer

3280 Peachtree Road NE, Suite 1600

Atlanta, Georgia 30305

(404) 995-6050

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Betty O. Temple, Esq. Sudhir N. Shenoy, Esq. Womble Carlyle Sandridge & Rice, LLP 271 17th Street, Suite 2400 Atlanta, Georgia 30363 (404) 872-7000	Robert D. Klingler, Esq. Bryan Cave LLP One Atlantic Center, 14th Floor 1201 West Peachtree Street, NW Atlanta, Georgia 30309-3488 (404) 572-6600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED SEPTEMBER 8, 2015

Proxy Statement/Prospectus of Atlantic Capital Bancshares, Inc.	Proxy Statement of First Security Group, Inc.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Atlantic Capital Bancshares, Inc. and First Security Group, Inc.:

On March 25, 2015, Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and First Security Group, Inc. (“First Security”) entered into an Agreement and Plan of Merger (as amended on June 8, 2015, the “merger agreement”) that provides for the combination of the two holding companies. Under the merger agreement, First Security will merge with and into Atlantic Capital, with Atlantic Capital as the surviving corporation (the “merger”). Immediately following the merger, Atlantic Capital Bank will merge with and into FSGBank, National Association (“FSGBank”), with FSGBank as the surviving bank (the “bank merger” and collectively, with the merger, the “mergers”). As part of the bank merger, FSGBank will change its name to “Atlantic Capital Bank, National Association.”

In the merger, shares of First Security common stock will be converted into and exchanged for the right to receive, subject to allocation adjustments: (i) cash in the amount of $2.35 per share, or (ii) 0.188 shares of Atlantic Capital common stock. Each holder of First Security common stock may: (i) elect to receive Atlantic Capital common stock with respect to all of such holder’s First Security common stock; (ii) elect to receive cash with respect to all of such holder’s First Security common stock; (iii) elect to receive cash with respect to a portion of such holder’s First Security common stock and shares of Atlantic Capital common stock with respect to such holder’s remaining shares; or (iv) indicate that such holder makes no such election with respect to such holder’s shares of First Security common stock. After application of the election and allocation procedures, First Security shareholders will receive merger consideration, in the aggregate, consisting of between 30% to 35% cash and between 65% to 70% stock, as described in greater detail in this joint proxy statement/prospectus.

The value of any stock consideration you receive will depend on the value of Atlantic Capital common stock for which there is currently no public market. On March 25, 2015, in connection with the merger agreement, Atlantic Capital entered into a securities purchase agreement to sell 1,984,127 shares of its common stock at $12.60 per share, which, based on the 0.188 share merger exchange ratio, represents an implied value of $2.37 per share of First Security common stock. Upon the completion of the merger, we expect that Atlantic Capital common stock will be listed on the Nasdaq Global Select Market (“Nasdaq”) and will trade under the symbol “ACBI.” On [●], 2015, the last practicable date before the date of this document, the closing price of First Security common stock was $[●]. Based on the number of shares of First Security common stock outstanding as of [●], 2015, the record date for the First Security special meeting, and the number of shares of First Security common stock underlying currently outstanding First Security options, Atlantic Capital expects to issue a maximum of 9,274,609 shares of its common stock in the merger.

Atlantic Capital and First Security will each hold a special meeting of their respective shareholders in connection with the merger. Both Atlantic Capital and First Security shareholders will be asked to vote to approve the merger agreement and the transactions contemplated thereby, and to approve a proposal to adjourn their respective special meetings, if necessary or appropriate, including to solicit additional proxies in favor of the approval of the merger agreement and the transactions contemplated thereby, as described in this joint proxy statement/prospectus. First Security shareholders will also be asked to vote to approve certain compensation that may become payable to First Security’s named executive officers in connection with the merger.

The special meeting of Atlantic Capital shareholders will be held on [●], 2015 at [●], Atlanta, Georgia at [●] local time. The special meeting of First Security shareholders will be held on [●], 2015 at [●], Chattanooga, Tennessee at [●] local time.

Atlantic Capital’s board of directors has determined that the merger agreement, as amended, and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Atlantic Capital and its shareholders, has approved the merger agreement and the transactions contemplated thereby and recommends that Atlantic Capital shareholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated thereby and “FOR” the proposal to adjourn the Atlantic Capital special meeting, if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the merger agreement and the transactions contemplated thereby.

First Security’s board of directors has determined that the merger agreement, as amended, and the transactions contemplated thereby, including the merger, are in the best interests of First Security and its shareholders, has approved the merger agreement and the transactions contemplated thereby and recommends that First Security shareholders vote “FOR” the proposal to approve the merger agreement and the transactions contemplated thereby, “FOR” the non-binding advisory resolution to approve certain compensation that may become payable to First Security’s named executive officers in connection with the merger, and “FOR” the proposal to adjourn the First Security special meeting, if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the merger agreement and the transactions contemplated thereby.

Atlantic Capital is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which allows Atlantic Capital to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

This document, which serves as a joint proxy statement for the special meetings of Atlantic Capital and First Security shareholders and as a prospectus for the shares of Atlantic Capital common stock to be issued to First Security shareholders in the merger, describes the Atlantic Capital special meeting, the First Security special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 36, for a discussion of the risks relating to the proposed merger. You also can obtain information about First Security from documents that it has filed with the Securities and Exchange Commission.

If you have any questions concerning the merger, Atlantic Capital shareholders should contact Carol H. Tiarsmith, Executive Vice President and Chief Financial Officer, 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305 at (404) 995-6050, and First Security shareholders should contact John R. Haddock, Chief Financial Officer, Executive Vice President and Secretary, 531 Broad Street, Chattanooga, Tennessee 37402 at (423) 308-2075. We look forward to seeing you at the meetings.

Douglas L. Williams President and Chief Executive Officer Atlantic Capital Bancshares, Inc.	D. Michael Kramer President and Chief Executive Officer First Security Group, Inc.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Georgia Department of Banking and Finance, nor any state securities commission or any other bank regulatory agency has approved or disapproved the merger, or the other transactions described in this document or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Atlantic Capital or First Security, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [●], 2015, and it is first being mailed or otherwise delivered to the shareholders of Atlantic Capital and First Security on or about [●], 2015.

Atlantic Capital Bancshares, Inc.

3280 Peachtree Road NE, Suite 1600

Atlanta, Georgia 30305

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2015 AT [●]

The special meeting of shareholders of Atlantic Capital Bancshares, Inc., a Georgia corporation (“Atlantic Capital”), will be held on [●], 2015 at [●] local time, at [●], Atlanta, Georgia for the purpose of considering and voting upon the following:

1. A proposal to approve the Agreement and Plan of Merger, dated March 25, 2015, by and between Atlantic Capital and First Security Group, Inc. (“First Security”) (as amended on June 8, 2015, the “merger agreement”) pursuant to which First Security will merge with and into Atlantic Capital (the “merger”) with Atlantic Capital as the surviving corporation, and the transactions contemplated by the merger agreement, as more fully described in the accompanying joint proxy statement/prospectus (the “Atlantic Capital merger proposal”).

2. A proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the transactions contemplated by the merger agreement (the “Atlantic Capital adjournment proposal”).

3. To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Atlantic Capital common stock at the close of business on [●], 2015 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

Atlantic Capital’s board of directors (the “Atlantic Capital Board”) recommends that Atlantic Capital shareholders vote “FOR” the Atlantic Capital merger proposal and “FOR” the Atlantic Capital adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person.

If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by written notice to Atlantic Capital, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you have any questions or need assistance voting your shares, please contact Carol H. Tiarsmith, Atlantic Capital’s Executive Vice President and Chief Financial Officer, at (404) 995-6050.

By Order of the Board of Directors,

Douglas L. Williams

President and Chief Executive Officer

Atlanta, Georgia

[●], 2015

First Security Group, Inc.

531 Broad Street

Chattanooga, Tennessee 37402

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2015 AT [●]

The special meeting of shareholders of First Security Group, Inc., a Tennessee corporation (“First Security”), will be held on [●], 2015 at [●] local time, at [●], Chattanooga, Tennessee for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated March 25, 2015, by and between Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and First Security (as amended on June 8, 2015, the “merger agreement”) pursuant to which First Security will merge with and into Atlantic Capital (the “merger”) with Atlantic Capital as the surviving corporation, and the transactions contemplated by the merger agreement, as more fully described in the accompanying joint proxy statement/prospectus (the “First Security merger proposal”).

2.	A proposal to vote on a non-binding advisory resolution to approve certain compensation that may become payable to First Security’s named executive officers in connection with the merger, (the “merger-related compensation proposal”).

3.	A proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement (the “First Security adjournment proposal”).

4.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of First Security common stock at the close of business on [●], 2015 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

First Security’s board of directors (the “First Security Board”) recommends that First Security shareholders vote “FOR” the First Security merger proposal, “FOR” the merger-related compensation proposal, and “FOR” the First Security adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person.

If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by written notice to First Security, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you have any questions or need assistance voting your shares, please contact John R. Haddock, First Security’s Chief Financial Officer, Executive Vice President and Secretary at (423) 308-2075.

By Order of the Board of Directors,

D. Michael Kramer

Chief Executive Officer, President and Director

Chattanooga, Tennessee

[●], 2015

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about First Security from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference into this joint proxy statement/prospectus by accessing the Securities and Exchange Commission’s website maintained at http://www.sec.gov or by requesting copies in writing or by telephone from John R. Haddock, Chief Financial Officer, 531 Broad Street, Chattanooga, Tennessee, 37402, telephone: (423) 308-2075.

You will not be charged for any of these documents that you request. If you would like to request documents from First Security, please do so by [●], 2015 in order to receive them before the special meeting of First Security shareholders. First Security’s website is http://www.fsgbank.com, and Atlantic Capital’s website is http://atlanticcapitalbank.com. The information on First Security’s and Atlantic Capital’s respective websites is not a part of this joint proxy statement/prospectus or incorporated herein.

See “Where You Can Find More Information” on page [●].

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Atlantic Capital (File No. 333-204855), constitutes a prospectus of Atlantic Capital under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Atlantic Capital common stock to be issued to First Security shareholders as required by the merger agreement. It also constitutes a notice of meeting with respect to the special meetings of Atlantic Capital shareholders and First Security shareholders, at which Atlantic Capital shareholders will be asked, among other items, to vote upon the Atlantic Capital merger proposal, and at which First Security shareholders will be asked, among other items, to vote upon the First Security merger proposal.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference, into this document. This document is dated [●], 2015. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither the mailing of this document to Atlantic Capital and First Security shareholders nor the issuance by Atlantic Capital of shares of common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding First Security has been provided by First Security and information contained in this document regarding Atlantic Capital has been provided by Atlantic Capital.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the special meetings. The parties urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this document. In this joint proxy statement/prospectus, we refer to Atlantic Capital Bancshares, Inc. as “Atlantic Capital,” First Security Group, Inc. as “First Security,” Atlantic Capital Bank, a wholly owned subsidiary of Atlantic Capital, as “Atlantic Capital Bank,” FSGBank, National Association, a wholly owned subsidiary of First Security, as “FSGBank,” and FSGBank after it changes its name to “Atlantic Capital Bank, National Association” following the bank merger, as “Surviving Bank.”

Q:	Why am I receiving this joint proxy statement/prospectus?

A: Atlantic Capital and First Security have entered into an Agreement and Plan of Merger, dated as of March 25, 2015 (as amended on June 8, 2015, the “merger agreement”) pursuant to which First Security will merge with and into Atlantic Capital, with Atlantic Capital continuing as the surviving company (the “merger”). Immediately following the merger, FSGBank, a wholly owned bank subsidiary of First Security, will merge with and into Atlantic Capital’s wholly owned bank subsidiary, Atlantic Capital Bank, with FSGBank continuing as the surviving bank (the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

The merger cannot be completed unless, among other things:

•	a majority of Atlantic Capital’s outstanding common stock entitled to vote at the special meeting votes in favor of the merger; and

•	a majority of First Security’s outstanding common stock entitled to vote at the special meeting votes in favor of the merger.

In addition, both Atlantic Capital and First Security are soliciting proxies from their shareholders with respect to proposals to adjourn the Atlantic Capital and First Security special meetings, as applicable, and if necessary or appropriate, including to solicit additional proxies in favor of their respective proposals to approve the merger agreement and the transactions contemplated thereby, if there are insufficient votes at the time of such adjournment to approve such proposals. First Security shareholders also will be asked to approve the merger-related compensation proposal.

Each of Atlantic Capital and First Security will hold separate special meetings to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meetings, and you should read it carefully. It is a joint proxy statement because both the Atlantic Capital and First Security boards of directors are soliciting proxies from their respective shareholders. It is a prospectus because Atlantic Capital will issue shares of Atlantic Capital common stock to holders of First Security common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Atlantic Capital and First Security want to merge?

A: We believe the combination of Atlantic Capital and First Security will provide Atlantic Capital with significant opportunities for enhanced revenue and growth. Each of the Atlantic Capital and First Security boards of directors has determined that the merger is fair to, and in the best interest of, its respective shareholders, and recommends that its shareholders vote for their respective proposals. You should review the reasons for the merger described in greater detail under “The Merger—First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors” and “The Merger—Atlantic Capital’s Reasons for the Merger and Recommendation of the Atlantic Capital Board of Directors.”

Q:	What will I receive in the merger?

A: Atlantic Capital shareholders: If the merger is completed, Atlantic Capital shareholders will not receive any merger consideration and will continue to hold their shares of Atlantic Capital common stock. Upon the completion of the merger, we expect that Atlantic Capital common stock will be listed on The Nasdaq Global Select Market (“Nasdaq”) and will trade under the symbol “ACBI.”

First Security shareholders: If the merger is completed, First Security shareholders will receive, for each share of First Security common stock held, the right to receive the per share merger consideration provided for in the merger agreement (the “Merger Consideration”), which shall consist of: (i) cash in the amount of $2.35 per share, or (ii) 0.188 shares (the “Exchange Ratio”) of Atlantic Capital common stock.

First Security shareholders may elect to receive all cash, all stock, or any combination of cash and stock. Such elections will be due five business days prior to the effective time of the merger (the “Effective Time”). However, the amount of aggregate cash consideration will be a minimum of $47,097,708 and a maximum of $54,947,326, which will require between 30% to 35% shares of First Security common stock, or between 20,041,578 shares of First Security common stock (the “Cash Election Minimum Threshold”) and 23,381,841 shares of First Security common stock (the “Cash Election Maximum Threshold”) to receive cash.

If the Cash Election Minimum Threshold is undersubscribed, the Merger Consideration will be allocated as follows:

•	cash election shares will be exchanged for cash;

•	to the extent necessary to reach the Cash Election Minimum Threshold, shares for which no election was made will be exchanged for cash (on a pro rata basis if excess shares are available); and

•	if additional cash elections are required to meet the Cash Election Minimum Threshold, stock election shares will be allocated cash on a pro rata basis.

If the Cash Election Maximum Threshold is oversubscribed, the Merger Consideration will be allocated as follows:

•	stock election shares and shares for which no election was made will receive stock;

•	to the extent necessary to reach the Cash Election Maximum Threshold, shareholders making a mixed election of cash and stock will have their cash election shares reallocated to stock election shares; and

•	to the extent necessary to reach the Cash Election Maximum Threshold, shareholders electing all cash will have their shares reallocated to stock election shares (provided that shareholders holding 100 or fewer shares of First Security common stock electing all cash will not have any shares reallocated to stock).

If the number of cash election shares is equal to or greater than the Cash Election Minimum Threshold and equal to or lesser than the Cash Election Maximum Threshold, the Merger Consideration will be allocated as follows:

•	cash election shares will be exchanged for cash; and

•	stock election shares and shares for which no election was made will receive stock.

Q:	How do I elect the form of Merger Consideration that I prefer?

A: First Security shareholders are receiving an election form with this joint proxy statement/prospectus. You should complete the election form to specify your preferred type of Merger Consideration (or provide instructions to your broker if you hold your shares in “street name”). If you wish to make an election, you should complete the election form and send it in the envelope provided to Atlantic Capital’s exchange agent, Computershare. To make an effective election, your properly executed election form must be received by Computershare before the close of business five days prior to the Effective Time (the “Election Deadline”). Please read the instructions on the election form for information on completing the form. If you do not return a completed, properly executed election form by the Election Deadline, you will be treated as having made no election and will receive cash or stock or a combination thereof based on the elections made by other First Security shareholders. We will make a public announcement of the expected closing date of the merger at least ten days prior to the anticipated Effective Time.

Q:	Can I change my election?

A: Yes, you can change your election by submitting a new election form to Atlantic Capital’s exchange agent, Computershare, so that it is received prior to the Election Deadline. After the Election Deadline, you may not change your election.

Q:	What is the value of the shares of Atlantic Capital common stock that I may receive in the merger?

A: The value of the stock consideration received in the merger will depend on the value of Atlantic Capital common stock for which there is currently no public market. On March 25, 2015, in connection with the merger agreement, Atlantic Capital entered into a securities purchase agreement which provides for the sale of approximately 1,984,127 shares of Atlantic Capital common stock at $12.60 per share, which, based on the 0.188 share merger exchange ratio, represents an implied value of $2.37 per share of First Security common stock. It is possible that the consideration received in exchange for each share of First Security common stock could be less than the market value of such share of First Security common stock prior to the merger.

Q:	How does the Atlantic Capital Board recommend that Atlantic Capital shareholders vote at the special meeting?

A: The Atlantic Capital Board recommends that Atlantic Capital shareholders vote “FOR” the Atlantic Capital merger proposal and “FOR” the Atlantic Capital adjournment proposal.

Q:	How does the First Security Board recommend that First Security shareholders vote at the special meeting?

A: The First Security Board recommends that First Security shareholders vote “FOR” the First Security merger proposal, “FOR” the merger-related compensation proposal, and “FOR” the First Security adjournment proposal.

Q:	When and where are the special meetings?

A: Atlantic Capital special meeting. The Atlantic Capital special meeting will be held at [●], Atlanta, Georgia, on [●], 2015, at [●] local time.

First Security special meeting. The First Security special meeting will be held at [●], Chattanooga, Tennessee, on [●], 2015, at [●] local time.

Q:	Who can vote at the special meetings of shareholders?

A: Atlantic Capital special meeting. Holders of record of Atlantic Capital common stock at the close of business on [●], 2015, which is the date that the Atlantic Capital Board has fixed as the record date for the Atlantic Capital special meeting, are entitled to vote at the special meeting.

First Security special meeting. Holders of record of First Security common stock at the close of business on [●], 2015, which is the date that the First Security Board has fixed as the record date for the First Security special meeting, are entitled to vote at the special meeting.

Q:	What do I need to do now?

A: After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the respective company’s special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope, or follow the telephone or Internet voting procedures described on the proxy card, as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You may also cast your vote in person at the respective company’s special meeting. “Street name” shareholders who wish to vote in person at the respective company’s special meeting will need to obtain a proxy form from the institution that holds their shares.

First Security shareholders are receiving an election form with this joint proxy statement/prospectus. The election form allows First Security shareholders to elect their preferred form of the Merger Consideration. If you wish to make an election, you should complete the election form and send it in the envelope provided to Atlantic Capital’s exchange agent, Computershare. To make an effective election, your properly executed election form must be received by Computershare before the Election Deadline. If you do not return a completed, properly executed election form by the Election Deadline, you will be treated as having made no election and will receive cash or stock or a combination thereof based on the elections made by other First Security shareholders.

Q:	What constitutes a quorum for the special meetings?

A: Atlantic Capital special meeting: The presence at the Atlantic Capital special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Atlantic Capital common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

First Security special meeting: The presence at the First Security special meeting, in person or by proxy, of holders of a majority of the outstanding shares of First Security common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal?

A: Atlantic Capital special meeting: Approval of the Atlantic Capital merger proposal requires the affirmative vote of at least a majority of all of the outstanding shares of Atlantic Capital common stock entitled to vote on the merger as of the close of business on [●], 2015, the record date for the Atlantic Capital special meeting. If you (1) fail to submit a proxy or vote in person at the Atlantic Capital special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal. Assuming a quorum is present, approval of the Atlantic Capital adjournment proposal requires the affirmative vote of a majority of the shares of Atlantic Capital common stock present at the special meeting, in person or by proxy and entitled to vote as of the close of business on [●], 2015, the record date for the Atlantic Capital special meeting. If you (1) fail to submit a proxy or vote in person at the Atlantic Capital special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Atlantic Capital adjournment proposal, it will have no effect on such proposal.

First Security special meeting: Approval of the First Security merger proposal requires the affirmative vote of a majority of all of the outstanding shares of First Security common stock entitled to vote on the merger as of the close of business on [●], 2015, the record date for the First Security special meeting. If you (1) fail to submit a proxy or vote in person at the First Security special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal. Approval of the merger-related compensation proposal and the First Security adjournment proposal each require that the votes cast for the proposal exceed the votes cast against the proposal. If you (1) fail to submit a proxy or vote in person at the First Security special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to these proposals, it will have no effect on these proposals.

Q:	Why is my vote important?

A: If you do not submit a proxy or vote in person, it may be more difficult for Atlantic Capital or First Security to obtain the necessary quorum to hold their special meetings. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the affirmative vote of at least a majority of the outstanding shares of each of Atlantic Capital and First Security common stock entitled to vote on the merger agreement.

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A: If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Atlantic Capital or First Security or by voting in person at your respective company’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of applicable securities exchanges, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the securities exchanges determine to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Atlantic Capital special meeting and the First Security special meeting are such “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are an Atlantic Capital shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Atlantic Capital merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Atlantic Capital adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.

If you are a First Security shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the First Security merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the merger-related compensation proposal or the First Security adjournment proposal, which broker non-votes will have no effect on the vote count for each such proposal.

Q:	What if I abstain from voting or fail to instruct my bank or broker?

A: Atlantic Capital shareholders: With respect to the Atlantic Capital merger proposal, if you (1) fail to submit a proxy or vote in person at the Atlantic Capital special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Atlantic Capital adjournment proposal, if you (1) fail to submit a proxy or vote in person at the Atlantic Capital special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote, it will have no effect on such proposal.

First Security shareholders: With respect to the First Security merger proposal, if you (1) fail to submit a proxy or vote in person at the First Security special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy or vote in person at the First Security special meeting or fail to instruct your bank or broker how to vote or mark “ABSTAIN” on your proxy with respect to the merger-related compensation proposal or the First Security adjournment proposal, it will have no effect on such proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A: Yes. All shareholders of Atlantic Capital and First Security, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meetings. Holders of record of Atlantic Capital common stock and holders of record of First Security common stock can vote in person at the Atlantic Capital special meeting and First Security special meeting, respectively. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meetings. If you plan to attend your special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Atlantic Capital and First Security reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Atlantic Capital or First Security special meeting is prohibited without Atlantic Capital’s or First Security’s express written consent.

Q:	Can I change my vote?

A: Atlantic Capital shareholders: Yes. If you are a holder of record of Atlantic Capital common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via the telephone or Internet, (3) delivering a written revocation letter to Atlantic Capital’s corporate secretary or (4) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Atlantic Capital after the Atlantic Capital special meeting will be ineffective. Atlantic Capital’s corporate secretary’s mailing address is: 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy.

First Security shareholders: Yes. If you are a holder of record of First Security common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) voting by telephone or the Internet at a later time, (3) delivering a written revocation letter to First Security’s corporate secretary or (4) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by First Security after the First Security special meeting will be ineffective. First Security’s corporate secretary’s mailing address is: 531 Broad Street, Chattanooga, Tennessee 37402, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy.

Q:	What are the U.S. federal income tax consequences of the merger to First Security shareholders?

A: The merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). First Security shareholders who receive solely cash in exchange for their First Security common stock will recognize gain or loss for U.S. federal income tax purposes on the shares of First Security common stock exchanged for cash. In general, holders of First Security common stock who receive only shares of Atlantic Capital common stock in the merger are not expected to recognize any gain or loss for U.S. federal income tax purposes, except to the extent of any cash received in lieu of any fractional shares of Atlantic Capital common stock. First Security shareholders who do not elect to receive cash in exchange for their First Security common stock, including both shareholders who make no election and shareholders who elect to receive Atlantic Capital common stock, may nevertheless receive cash in the event that First Security shareholders owning at least 20,041,578 shares of First Security common stock (representing the Cash Election Minimum Threshold of 30% of the total outstanding First Security common stock) do not elect to receive cash in exchange for their First Security common stock. Holders of First Security common stock who receive both cash (other than cash in lieu of fractional shares) and shares of Atlantic Capital common stock in the merger may be required to recognize any gain for U.S. federal income tax purposes, but not in excess of the cash received (in addition to any gain or loss recognized with respect to any cash received in lieu of any fractional shares of Atlantic Capital common stock).

First Security’s obligation to effect the merger is subject to the satisfaction, or waiver by First Security, at or before the Effective Time, of First Security receiving a legal opinion of its counsel as to the tax-free nature of the merger. Atlantic Capital’s obligation to effect the merger is subject to the satisfaction, or waiver by Atlantic Capital, at or before the Effective Time, of Atlantic Capital receiving a legal opinion of its counsel as to the tax-free nature of the merger.

For further information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of First Security common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Am I entitled to appraisal rights?

A: Atlantic Capital shareholders: No, Atlantic Capital shareholders are not entitled to any dissenter or appraisal rights under Georgia law in connection with any of the proposals.

First Security shareholders: No, First Security shareholders are not entitled to any dissenter or appraisal rights under Tennessee law in connection with any of the proposals because First Security common stock is listed and trades on the Nasdaq Capital Market.

Q:	If I am a First Security shareholder, should I send in my First Security stock certificates now?

A: No. Please do not send in your First Security stock certificates with your proxy. Atlantic Capital’s exchange agent, Computershare, will send you instructions for exchanging First Security stock certificates for the Merger Consideration. See “The Merger Agreement—Election to Receive Stock or Cash—Letter of Transmittal; Exchange of Shares.”

Q:	What should I do if I hold my shares of First Security stock in book-entry form?

A: You should return your election form, and follow the instructions provided on the election form, in order to make your election of the Merger Consideration. See “The Merger Agreement—Election to Receive Stock or Cash—Letter of Transmittal; Exchange of Shares.”

Q:	Whom may I contact if I cannot locate my First Security stock certificate(s)?

A: If you are unable to locate your original First Security stock certificate(s), you should contact First Security’s transfer agent, Computershare, at 10 Commerce Drive, Cranford, New Jersey 07016-3572, or at (800) 368-5948. Following the merger, any inquiries should be directed to Atlantic Capital’s transfer agent, which is also Computershare, at 211 Quality Circle, Suite 210, College Station, Texas 77845, or at (800) 368-5948.

Q:	When do you expect to complete the merger?

A: Atlantic Capital and First Security expect to complete the merger early in the fourth quarter of 2015. However, neither Atlantic Capital nor First Security can assure you when or if the merger will occur. In addition to other customary closing conditions provided in the merger agreement, Atlantic Capital and First Security must first obtain the approval of Atlantic Capital shareholders and First Security shareholders for the merger, as well as the necessary regulatory approvals.

Q:	Who may solicit proxies on behalf of Atlantic Capital or First Security?

A: Atlantic Capital shareholders: In addition to solicitation of proxies by Atlantic Capital by mail, proxies may also be solicited by Atlantic Capital’s directors and employees personally, and by telephone, facsimile or other means. For more information on solicitation of proxies in connection with the Atlantic Capital special meeting, see “The Atlantic Capital Special Shareholders Meeting—Solicitation of Proxies.”

First Security shareholders: In addition to solicitation of proxies by First Security by mail, proxies may also be solicited by First Security’s directors and employees personally, and by telephone, facsimile or other means. For more information on solicitation of proxies in connection with the First Security special meeting, see “The First Security Special Shareholders Meeting—Solicitation of Proxies.”

Q:	Whom should I call with questions?

A: Atlantic Capital shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Atlantic Capital common stock, please contact: Carol H. Tiarsmith, Executive Vice President and Chief Financial Officer, 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305, (404) 995-6050.

First Security shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of First Security common stock, please contact: John R. Haddock, Chief Financial Officer, Executive Vice President and Secretary, 531 Broad Street, Chattanooga, Tennessee 37402, (423) 308-2075.

Important Notice Regarding the Availability of Proxy Materials for the Atlantic Capital

Special Shareholder Meeting to be Held on [●], 2015.

The Notice of Special Meeting and this Joint Proxy Statement/Prospectus are available at:

[●]

Important Notice Regarding the Availability of Proxy Materials for the First Security Special Shareholder Meeting to be Held on [●], 2015.

The Notice of Special Meeting and this Joint Proxy Statement/Prospectus are available at:

[●]

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents we refer you to so that you may fully understand the merger and the related transactions. In addition, we incorporate by reference into this joint proxy statement/prospectus important business and financial information about First Security. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page [●]. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail. Unless otherwise indicated in this joint proxy statement/prospectus or the context otherwise requires, all references in this joint proxy statement/prospectus to “Atlantic Capital” refer to Atlantic Capital Bancshares, Inc., all references to “Atlantic Capital Bank” refer to Atlantic Capital Bank, Atlantic Capital’s wholly-owned subsidiary, all references to “First Security” refer to First Security Group, Inc., all references to “FSGBank” refer to FSGBank, National Association, First Security’s wholly-owned subsidiary, all references to “Surviving Bank” refer to FSGBank after it changes its name to “Atlantic Capital Bank, National Association” following the bank merger, all references to the “merger agreement” refer to the Agreement and Plan of Merger dated March 25, 2015, as amended on June 8, 2015, by and between Atlantic Capital and First Security, all references to the “merger” refer to the merger of First Security with and into Atlantic Capital, with Atlantic Capital continuing as the surviving company, and all references to the “bank merger” refer to the merger of Atlantic Capital Bank with and into FSGBank, with FSGBank continuing as the surviving bank.

Information Regarding Atlantic Capital and First Security

Atlantic Capital

Atlantic Capital Bancshares, Inc.

3280 Peachtree Road NE, Suite 1600

Atlanta, Georgia 30305

Telephone: (404) 995-6050

Atlantic Capital Bancshares, Inc. serves as the bank holding company for Atlantic Capital Bank, which commenced operations on May 15, 2007. Atlantic Capital Bank operates as a full service, locally-managed commercial bank headquartered in Atlanta, Georgia and is focused on the primary geographic markets of Metropolitan Atlanta, the State of Georgia and the southeastern United States.

Atlantic Capital Bank provides a competitive array of credit, treasury management, and deposit products and services to emerging growth businesses, middle market corporations, commercial real estate developers and investors, and private clients.

As of June 30, 2015, Atlantic Capital had consolidated assets, deposits and shareholders’ equity of approximately $1.4 billion, $1.1 billion and $146 million, respectively.

First Security

First Security Group, Inc.

531 Broad Street

Chattanooga, Tennessee 37402

Telephone: (423) 266-2000

First Security is a bank holding company headquartered in Chattanooga, Tennessee. Founded in 1999, First Security’s community bank subsidiary, FSGBank, has 26 full-service banking offices along the interstate corridors of eastern and middle Tennessee and northern Georgia. FSGBank provides retail and commercial banking services, trust and investment management, mortgage banking, financial planning, and internet banking.

As of June 30, 2015, First Security had consolidated assets, deposits and shareholders’ equity of $1.1 billion, $922 million and $91 million, respectively.

The Merger (see page [●])

The terms and conditions of the merger are contained in the merger agreement, a copy of which is included as Appendix A to this joint proxy statement/prospectus and is incorporated by reference herein. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

In the merger, First Security will merge with and into Atlantic Capital, with Atlantic Capital as the surviving company in the merger. Immediately following the merger of First Security into Atlantic Capital, or as soon as practicable thereafter, Atlantic Capital Bank will merge with and into FSGBank, with FSGBank as the surviving bank of such merger.

Closing and Effective Time of the Merger (see page [●])

The closing date of the merger is currently expected to occur early in the fourth quarter of 2015. Simultaneously with the closing of the merger, Atlantic Capital will file articles of merger with the Georgia Secretary of State and the Tennessee Secretary of State. The merger will become effective at such time as the articles of merger are filed or such other time as may be specified in the articles of merger (the “Effective Time”). Neither Atlantic Capital nor First Security can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals and the parties’ respective shareholders’ approvals will be received.

Merger Consideration (see page [●])

If the merger is completed, First Security shareholders may elect to receive, subject to further adjustment and allocation, for each share of First Security common stock held: (i) cash in the amount of $2.35 per share, or (ii) 0.188 shares of Atlantic Capital common stock (together, the “Merger Consideration”). First Security shareholders are receiving an election form with this joint proxy statement/prospectus. The election form allows shareholders to elect their preferred form of Merger Consideration. Atlantic Capital’s exchange agent, Computershare, will also mail to each holder of record of First Security common stock a letter of transmittal and instructions for the surrender of the holder’s First Security stock certificate(s) or book-entry shares for the Merger Consideration to which such holder is entitled pursuant to the merger agreement. Please do not send in your certificate(s) until you receive these instructions.

First Security shareholders may elect to receive all cash, all stock, or any combination of cash and stock. Such elections will be due five business days prior to the Effective Time. However, the amount of aggregate cash consideration will be a minimum of $47,097,708 and a maximum of $54,947,326, which will require between 30% to 35% of First Security common stock, or between 20,041,578 shares (the “Cash Election Minimum Threshold”) and 23,381,841 shares (the “Cash Election Maximum Threshold”) to receive cash.

If the Cash Election Minimum Threshold is undersubscribed, the Merger Consideration will be allocated as follows:

•	cash election shares will be exchanged for cash;

•	to the extent necessary to reach the Cash Election Minimum Threshold, shares for which no election was made will be exchanged for cash (on a pro rata basis if excess shares are available); and

•	if additional cash elections are required to meet the Cash Election Minimum Threshold, stock election shares will be allocated cash on a pro rata basis.

If the Cash Election Maximum Threshold is oversubscribed, the Merger Consideration will be allocated as follows:

•	stock election shares and shares for which no election was made will receive stock;

•	to the extent necessary to reach the Cash Election Maximum Threshold, shareholders making a mixed election of cash and stock will have their cash election shares reallocated to stock election shares; and

•	to the extent necessary to reach the Cash Election Maximum Threshold, shareholders electing all cash will have their shares reallocated to stock election shares (provided that shareholders holding 100 or fewer shares of First Security common stock electing all cash will not have any shares reallocated to stock).

If the number of cash election shares is equal to or greater than the Cash Election Minimum Threshold and equal to or lesser than the Cash Election Maximum Threshold, the Merger Consideration will be allocated as follows:

•	cash election shares will be exchanged for cash; and

•	stock election shares and shares for which no election was made will receive stock.

First Security shareholders will receive cash for any fractional shares of Atlantic Capital common stock owed to them.

Equity Offering and Debt Offering (see pages [●] and [●])

It is a condition to the completion of the merger that Atlantic Capital shall have received proceeds in an amount sufficient to consummate the merger and the other transactions contemplated by the merger agreement (i) from the sale of Atlantic Capital common stock pursuant to the terms of that certain Securities Purchase Agreement dated as of March 25, 2015 between Atlantic Capital and Trident IV, L.P. and Trident IV Professionals Fund, L.P. (collectively, “Stone Point,” the underlying agreement is referred to herein as the “Stone Point Securities Purchase Agreement,” and the underlying transaction referred to herein as the “Equity Offering”) in the amount of approximately $25 million, and from the sale of debt securities of Atlantic Capital on terms reasonably acceptable to Atlantic Capital and First Security (the “Debt Offering”) currently anticipated to be in the amount of approximately $50 million, or (ii) from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to Atlantic Capital and First Security. The Stone Point Securities Purchase Agreement provides for the sale by Atlantic Capital of approximately 1,984,127 shares of Atlantic Capital common stock at $12.60 per share.

Atlantic Capital currently expects to offer, in a private placement, up to approximately $50 million principal amount of subordinated notes, which qualify as Tier 2 capital as provided in the Federal Reserve’s capital rules. The notes are not offered hereby and will be separately offered and sold only to “qualified institutional buyers” (as defined in SEC Rule 144A) pursuant to a private placement memorandum. Each of the Equity Offering and the Debt Offering is expected to be completed prior to the Effective Time. The aggregate proceeds from the Equity Offering and the Debt Offering are expected to be used to pay the cash merger consideration. Atlantic Capital intends to use the net proceeds, if any, after paying the cash portion of the merger consideration, for general corporate purposes, including, but not limited to, paying expenses related to the merger and maintaining capital levels.

Material U.S. Federal Income Tax Consequences of the Merger (see page [●])

The merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). First Security shareholders who receive solely cash will recognize gain or loss for U.S. federal income tax purposes on the shares of First Security common stock exchanged for cash. In general, holders of First Security common stock who receive only shares of Atlantic Capital common stock in the merger will not recognize any gain or loss for U.S. federal income tax purposes, except to the extent of any cash received in lieu of any fractional shares of Atlantic Capital common stock. First Security shareholders who do not elect to receive cash in exchange for their First Security common stock, including both shareholders who make no election and shareholders who elect to receive Atlantic Capital common stock, may nevertheless receive cash in the event that First Security shareholders owning at least 20,041,578 shares of First Security common stock (representing the Cash Election Minimum Threshold of 30% of the total outstanding First Security common stock) do not elect to receive cash in exchange for their First Security common stock. Holders of First Security common stock who receive both cash (other than cash in lieu of fractional shares) and shares of Atlantic Capital common stock in the merger may be required to recognize any gain for U.S. federal income tax purposes, but not in excess of the cash received (in addition to any gain or loss recognized with respect to any cash received in lieu of any fractional shares of Atlantic Capital common stock).

First Security’s obligation to effect the merger is subject to the satisfaction, or waiver by First Security, at or before the Effective Time, of First Security receiving a legal opinion of its counsel as to the tax-free nature of the merger. Atlantic Capital’s obligation to effect the merger is subject to the satisfaction, or waiver by Atlantic Capital, at or before the Effective Time, of Atlantic Capital receiving a legal opinion of its counsel as to the tax-free nature of the merger.

The U.S. federal income tax consequences described above may not apply to all First Security shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Appraisal Rights (see page [●])

Under Georgia law, Atlantic Capital shareholders do not have the right to dissent from the merger and receive a cash payment equal to the fair value of their shares of Atlantic Capital stock.

Under Tennessee law, First Security shareholders do not have the right to dissent from the merger and receive a cash payment equal to the fair value of their shares of First Security stock instead of receiving the Merger Consideration.

Opinion of Atlantic Capital’s Financial Advisor (see page [●] and Appendix B)

Macquarie Capital (USA), Inc. (“Macquarie”) has delivered a written opinion dated March 25, 2015 to the board of directors of Atlantic Capital (the “Atlantic Capital Board”) that, as of the date of the opinion, based upon and subject to certain matters stated in the opinion, the merger consideration to be paid by Atlantic Capital in the merger pursuant to the merger agreement is fair, from a financial point of view, to Atlantic Capital. We have attached this opinion to this joint proxy statement/prospectus as Appendix B. The opinion of Macquarie is not a recommendation to any Atlantic Capital shareholder as to how to vote on the Atlantic Capital merger proposal. You should read this opinion completely to understand the procedures followed, matters considered and limitations and qualifications on the reviews undertaken by Macquarie in providing its opinion.

For further information, please see the section entitled “The Merger—Opinion of Financial Advisor to Atlantic Capital” beginning on page [●].

Opinion of First Security’s Financial Advisor (see page [●] and Appendix C)

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) delivered a written opinion to the board of directors of First Security (the “First Security Board”) that, as of the date of such opinion, based upon and subject to certain matters stated in the opinion, the merger consideration contemplated by the merger agreement, as amended, was fair to the holders of First Security common stock from a financial point of view. We have attached the opinion to this joint proxy statement/prospectus as Appendix C. The opinion of Sandler O’Neill is not a recommendation to any First Security shareholder as to how to vote on the First Security merger proposal. You should read the opinion completely to understand the procedures followed, matters considered and limitations and qualifications on the reviews undertaken by Sandler O’Neill in providing its opinion.

For further information, please see the section entitled “The Merger—Opinion of Financial Advisor to First Security” beginning on page [●].

Recommendation of the Atlantic Capital Board (see page [●])

After careful consideration, the Atlantic Capital Board recommends that Atlantic Capital shareholders vote “FOR” the Atlantic Capital merger proposal, and “FOR” the Atlantic Capital adjournment proposal.

Each of the directors and certain large shareholders of Atlantic Capital has entered into a support agreement with Atlantic Capital pursuant to which each has agreed to vote “FOR” the approval of the merger agreement and any other matter required to be approved by the shareholders of Atlantic Capital to facilitate the transactions contemplated by the merger agreement, subject to the terms of the support agreements. As of the record date for the Atlantic Capital special meeting, approximately [●]% of the outstanding shares of Atlantic Capital common stock entitled to vote at the Atlantic Capital special meeting were subject to support agreements.

For more information regarding the support agreements, please see the section entitled “The Atlantic Capital Special Shareholders Meeting—Shares Subject to Support Agreements; Shares Held by Directors and Executive Officers.”

For a more complete description of Atlantic Capital’s reasons for the merger and the recommendation of the Atlantic Capital Board, please see the section entitled “The Merger—Atlantic Capital’s Reasons for the Merger and Recommendation of the Atlantic Capital Board of Directors” beginning on page [●].

Interests of Atlantic Capital Directors and Executive Officers in the Merger (see page [●])

In considering the recommendation of the Atlantic Capital Board with respect to the Atlantic Capital merger proposal, you should be aware that some of Atlantic Capital’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Atlantic Capital’s shareholders generally. Interests of officers and directors that may be different from or in addition to the interests of Atlantic Capital’s shareholders include:

•	the Atlantic Capital Board has the right to appoint eight individuals, who may or may not be existing members of the Atlantic Capital Board, to the boards of directors of Atlantic Capital and the Surviving Bank following the merger;

•	certain payments due under employment and retention agreements; and

•	the terms of the director support agreements.

These interests are discussed in more detail in the section entitled “The Merger—Atlantic Capital’s Directors and Officers Have Financial Interests in the Merger” beginning on page [●]. The Atlantic Capital Board was aware of the different or additional interests set forth herein and considered such interests along with other matters in adopting and approving the merger agreement and the transactions contemplated thereby, including the merger.

Recommendation of the First Security Board (see page [●])

After careful consideration, the First Security Board recommends that First Security shareholders vote “FOR” the First Security merger proposal, “FOR” the merger-related compensation proposal, and “FOR” the First Security adjournment proposal.

Each of the directors of First Security and certain large shareholders of First Security has entered into a support agreement with Atlantic Capital pursuant to which each has agreed to vote “FOR” the approval of the merger agreement and any other matter required to be approved by the shareholders of First Security to facilitate the transactions contemplated by the merger agreement, subject to the terms of the support agreements. As of the record date for the First Security special meeting, approximately [●]% of the outstanding shares of First Security common stock entitled to vote at the First Security special meeting are subject to support agreements.

For more information regarding the support agreements, please see the section entitled “The First Security Special Shareholders Meeting—Shares Subject to Support Agreements; Shares Held by Directors and Executive Officers.”

For a more complete description of First Security’s reasons for the merger and the recommendation of the First Security Board, please see the section entitled “The Merger—First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors” beginning on page [●].

Interests of First Security Directors and Executive Officers in the Merger (see page [●])

In considering the recommendation of the First Security Board with respect to the First Security merger proposal, you should be aware that some of First Security’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of First Security’s shareholders generally. Interests of officers and directors that may be different from or in addition to the interests of First Security’s shareholders include:

•	the First Security Board has the right to appoint five individuals, who may or may not be existing members of the First Security Board, to the boards of directors of Atlantic Capital and the Surviving Bank following the merger;

•	certain payments due under employment agreements;

•	the treatment of currently outstanding restricted stock and stock options;

•	merger agreement provisions providing for indemnification and insurance; and

•	the terms of the director support agreements.

These interests are discussed in more detail in the section entitled “The Merger—First Security’s Directors and Officers Have Financial Interests in the Merger” beginning on page [●]. The First Security Board was aware of the different or additional interests set forth herein and considered such interests along with other matters in adopting and approving the merger agreement and the transactions contemplated thereby, including the merger.

Treatment of First Security Equity Awards (see page [●])

As of the Effective Time, Atlantic Capital will either: (i) assume any stock-based awards granted by First Security, including but not limited to awards granted under First Security’s 2012 Long-Term Incentive Plan, the Second Amended and Restated 1999 Long-Term Incentive Plan and the 2002 Long-Term Incentive Plan (collectively, the “First Security Stock Awards”) substantially in accordance with the terms of the First Security Stock Awards; or (ii) substitute the First Security Stock Awards for substantially identical awards under any Atlantic Capital stock plans or other plans to be adopted by Atlantic Capital before the Effective Time, such that after the merger and without any action on the part of the holders of any First Security Stock Awards, the First

Security Stock Awards shall be converted into and become rights with respect to Atlantic Capital common stock. From and after the Effective Time and after giving effect to the foregoing assumption or substitution: (i) each First Security Stock Award assumed or substituted by Atlantic Capital may be exercised solely for shares of Atlantic Capital common stock; (ii) the number of shares of Atlantic Capital common stock subject to such First Security Stock Award shall be equal to the number of shares of First Security common stock subject to such First Security Stock Award immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share); and (iii) the per share exercise price under each such First Security Stock Award shall be adjusted to reflect the Exchange Ratio (rounded up to the nearest whole cent).

Regulatory Approvals (see page [●])

Atlantic Capital and First Security must obtain all regulatory approvals, waivers and non-objections required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Comptroller of the Currency (the “OCC”) and the Georgia Department of Banking and Finance (the “DBF”). Approval or non-objection by the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to either First Security or Atlantic Capital shareholders.

Conditions to Completion of the Merger (see page [●])

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:

•	approval of the merger shall have been obtained by the requisite affirmative vote of the holders of Atlantic Capital common stock and First Security common stock entitled to vote thereon;

•	the shares of Atlantic Capital common stock to be issued to the holders of First Security common stock upon consummation of the merger shall have been authorized for listing on the Nasdaq Global Select Market (or such other national securities exchange mutually agreed upon by the parties), subject only to official notice of issuance;

•	this Registration Statement on Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of this Registration Statement on Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or, to the knowledge of Atlantic Capital or First Security, threatened by the SEC;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement shall be in effect, and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the merger;

•	all regulatory approvals required to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition (as defined in the merger agreement);

•	Atlantic Capital shall have received proceeds in an amount sufficient to consummate the merger and the other transactions contemplated by the merger agreement (i) from the Equity Offering and the Debt Offering, or (ii) from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to Atlantic Capital and First Security (each of the Equity Offering and the Debt Offering are expected to be completed prior to the Effective Time);

•	each party’s representations and warranties in the merger agreement shall be true and correct, subject to any materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the Effective Time as though made on and as of the Effective Time;

•	each party shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the Effective Time;

•	each party shall have received a legal opinion of its counsel as to the tax-free nature of the merger;

•	in the case of Atlantic Capital, each member of the First Security Board and certain First Security shareholders shall have executed and delivered to Atlantic Capital a support agreement (in the form attached as Exhibit D (in the case of directors) or Exhibit E (in the case of shareholders) to the merger agreement); and

•	in the case of First Security, each member of the Atlantic Capital Board and certain Atlantic Capital shareholders shall have executed and delivered to First Security a support agreement (in the form attached as Exhibit D (in the case of directors) or Exhibit E (in the case of shareholders) to the merger agreement).

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation (see page [●])

Both parties have agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving other potential transactions and to certain related matters. The merger agreement does not, however, prohibit either party from considering an unsolicited bona fide transaction proposal from a third party if certain specified conditions are met.

Termination (see page [●])

The merger agreement may be terminated at any time prior to the Effective Time:

•	by the mutual written consent of Atlantic Capital and First Security;

•	by either Atlantic Capital or First Security, in the event: (i) of the issuance of a final order or the taking of any action by a governmental entity that prevents the merger or bank merger, or (ii) that a governmental entity states that it will not approve the merger or bank merger, provided that the party seeking to terminate the merger agreement is not a substantial cause of, or substantial factor in, such action or statement by such governmental entity;

•	by either Atlantic Capital or First Security if the merger does not occur on or before March 25, 2016, provided that the failure of the party seeking to terminate the merger agreement to fulfill its obligations under the merger agreement was not a substantial cause of, or substantial factor in, the merger not having occurred by such date;

•	by either Atlantic Capital or First Security if either party’s shareholder meeting to approve the merger does not result in shareholder approval of the merger, provided that the failure of the party seeking to terminate the merger agreement to perform its obligations under the merger agreement was not a substantial cause of, or substantial factor in, such shareholder approval not having been obtained;

•

by Atlantic Capital or First Security (provided that such terminating party is not then in breach of any representation, warranty, covenant or other agreement contained in the merger agreement that results in the failure of a condition to the merger to be satisfied), if the other party has breached or failed to perform any of its representations, warranties or obligations resulting in a failure of a condition to the merger, and such breach or failure cannot be cured by March 25, 2016 (or, if capable of being cured by March 25, 2016, has not been cured within 30 days after receipt of written notice of such breach or failure);

•	by Atlantic Capital or First Security prior to the receipt of the approval of the merger by the other party’s shareholders if: (i) the other party’s board of directors shall have failed to recommend that its shareholders approve the merger or failed to reject a takeover proposal (as defined in the merger agreement) by a third party (except if undertaken in compliance with the merger agreement); (ii) the board of directors of the other party fails to reject a takeover proposal from a third party and, in certain cases, reaffirm its recommendation that its shareholders vote in favor of the merger; (iii) the other party enters into a definitive agreement relating to a takeover proposal; (iv) the other party fails to comply with certain non-solicitation provisions of the merger agreement; (v) the other party fails to call, give proper notice of, convene, and hold a shareholders meeting to approve the merger; or (vi) the other party or its board of directors publicly announce its intention to do any of the foregoing;

•	by Atlantic Capital or First Security prior to the receipt of approval of the merger by its shareholders in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement relating to a superior proposal (as defined in the merger agreement) if it has complied in all material respects with certain non-solicitation provisions of the merger agreement and has paid a termination fee and expense reimbursement to the other party; or

•	by either Atlantic Capital or First Security if (i) the Department of the Treasury adopts final regulations relating to the determination of the “adjusted Federal long-term rate” or other regulations having a similar effect on the determination of the “adjusted Federal long-term rate”; and (ii) the “long-term tax-exempt rate” is 2.20% or less; provided, however, that such termination may only occur during a 20-day period commencing on the first day of the month in which the second condition is satisfied.

Termination Fee (see page [●])

First Security must reimburse Atlantic Capital for expenses up to $1,000,000 and pay Atlantic Capital a termination fee of $6,250,000 if:

•	First Security shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of specified conditions in the merger agreement and (ii) (A) cannot be cured by March 25, 2016 or (B) if capable of being cured by March 25, 2016, shall not have been cured within thirty (30) business days following receipt of written notice from Atlantic Capital of such breach or failure; or

•	prior to the receipt of the approval of the merger by First Security shareholders: (i) the First Security Board shall have effected a First Security Adverse Recommendation Change (as defined in the merger agreement) except in compliance with the merger agreement; (ii) the First Security Board shall have failed to reject a Takeover Proposal (as defined in the merger agreement) with respect to First Security and reaffirm the First Security Board Recommendation (as defined in the merger agreement) within five (5) business days following the public announcement of such Takeover Proposal and in any event at least two (2) business days prior to the special meeting of First Security shareholders; (iii) First Security enters into an Acquisition Agreement (as defined in the merger agreement); (iv) First Security shall have failed to comply in all material respects with its obligations under the merger agreement; (v) subject to First Security’s rights to adjourn or postpone the special meeting of First Security shareholders, First Security shall have failed to call, give proper notice of, convene and hold the special meeting of First Security shareholders; or (vi) First Security or the First Security Board shall have publicly announced its intention to do any of the foregoing; or

•	prior to First Security shareholders approving the merger, First Security terminates the merger agreement in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Superior Proposal.

Atlantic Capital must reimburse First Security for expenses up to $1,000,000 and pay First Security a termination fee of $6,250,000 if:

•	Atlantic Capital shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of specified conditions set forth in the merger agreement and (ii) (A) cannot be cured by March 25, 2016 or (B) if capable of being cured by March 25, 2016, shall not have been cured within thirty (30) business days following receipt of written notice from First Security of such breach or failure; or

•	prior to the receipt of the approval of the merger by Atlantic Capital shareholders: (i) the Atlantic Capital Board shall have effected an Atlantic Capital Adverse Recommendation Change except in compliance with the merger agreement; (ii) the Atlantic Capital Board shall have failed to reject a Takeover Proposal with respect to Atlantic Capital within five (5) business days following the public announcement of such Takeover Proposal and in any event at least two (2) business days prior to the special meeting of Atlantic Capital shareholders; (iii) Atlantic Capital enters into an Acquisition Agreement; (iv) Atlantic Capital shall have failed to comply in all material respects with its obligations under the merger agreement; (v) subject to Atlantic Capital’s rights to adjourn or postpone the special meeting of Atlantic Capital shareholders, Atlantic Capital shall have failed to call, give proper notice of, convene and hold the special meeting of Atlantic Capital shareholders; or (vi) Atlantic Capital or the Atlantic Capital Board shall have publicly announced its intention to do any of the foregoing; or

•	prior to Atlantic Capital shareholders approving the merger, Atlantic Capital terminates the merger agreement in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Superior Proposal.

Nasdaq Listing (see page [●])

Upon the completion of the merger, we expect that Atlantic Capital common stock will be listed on Nasdaq and will trade under the symbol “ACBI.”

Effect on First Security’s Deferred Tax Assets (see page [●])

First Security has generated net deferred tax assets, totaling approximately $61.7 million as of June 30, 2015, which includes net operating losses incurred in recent years. Under Section 382 of the Internal Revenue Code, the merger is expected to result in a limitation on the use of these deferred tax assets. We expect to retain approximately $46.4 million, or a permanent reduction of $15.3 million, for future use following the merger.

Accounting Treatment (see page [●])

Atlantic Capital will account for the merger under the acquisition method of accounting for business combinations under U.S. generally accepted accounting principles (“GAAP”).

Atlantic Capital Special Meeting (see page [●])

The special meeting of Atlantic Capital shareholders will be held at [●], Atlanta, Georgia 30305, on [●], 2015, at [●] local time. At the special meeting, Atlantic Capital shareholders will be asked to vote on:

•	the Atlantic Capital merger proposal;

•	the Atlantic Capital adjournment proposal; and

•	any other matters as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

Holders of Atlantic Capital common stock as of the close of business on [●], 2015 are entitled to notice of and to vote at the Atlantic Capital special meeting. As of the record date, there were [●] shares of Atlantic Capital common stock outstanding and entitled to vote held by approximately [●] holders of record. Each Atlantic Capital shareholder can cast one vote for each share of Atlantic Capital common stock owned on the record date.

As of the record date, directors and executive officers of Atlantic Capital and their affiliates owned and were entitled to vote [●] shares of Atlantic Capital common stock, representing approximately [●]% of the shares of Atlantic Capital outstanding and entitled to vote on that date. As of the record date, First Security did not own or have the right to vote any of the outstanding shares of Atlantic Capital common stock.

First Security Special Meeting (see page [●])

The special meeting of First Security shareholders will be held at [●], Chattanooga, Tennessee, on [●], 2015, at [●] local time. At the special meeting, First Security shareholders will be asked to vote on:

•	the First Security merger proposal;

•	the merger-related compensation proposal;

•	the First Security adjournment proposal; and

•	any other matters as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

Holders of First Security common stock as of the close of business on [●], 2015 will be entitled to vote at the special meeting. As of the record date, there were [●] shares of First Security common stock outstanding and entitled to notice and to vote held by approximately [●] holders of record. Each First Security shareholder can cast one vote for each share of First Security common stock owned on the record date.

As of the record date, directors and executive officers of First Security and their affiliates owned and were entitled to vote [●] shares of First Security common stock, representing approximately [●]% of the shares of First Security outstanding and entitled to vote on that date. As of the record date, Atlantic Capital did not own or have the right to vote any of the outstanding shares of First Security common stock.

Required Shareholder Votes (see pages [●] and [●])

In order to approve the merger agreement and the transactions contemplated thereby, the holders of a majority of the outstanding shares of Atlantic Capital common stock entitled to be cast at the Atlantic Capital special meeting must vote in favor of the merger agreement. In order to approve the merger agreement, the holders of at least a majority of the outstanding shares of First Security common stock entitled to be cast at the First Security special meeting must vote in favor of the merger.

No Restrictions on Resale (see page [●])

All shares of Atlantic Capital common stock received by First Security shareholders in the merger will be freely tradable, except that shares of Atlantic Capital received by persons who are or become affiliates of Atlantic Capital for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Market Prices and Dividend Information (see page [●])

Atlantic Capital common stock is not publicly traded. As of [●], 2015, there were [●] shares of Atlantic Capital common stock outstanding. Atlantic Capital has approximately [●] shareholders of record. Upon the completion of the merger, we expect that Atlantic Capital common stock will be listed on Nasdaq and will trade under the symbol “ACBI.”

First Security common stock is listed and trades on the Nasdaq Capital Market under the symbol “FSGI.” As of [●], 2015, there were [●] shares of First Security common stock outstanding, and approximately [●] shareholders of record.

Comparison of Shareholders’ Rights (see page [●])

The rights of First Security shareholders who continue as Atlantic Capital shareholders after the merger will be governed by Georgia law and the amended and restated articles of incorporation and amended and restated bylaws of Atlantic Capital rather than by Tennessee law and the articles of incorporation and bylaws of First Security.

Risk Factors (see page [●])

Before voting at the Atlantic Capital or First Security special meeting, you should carefully consider all of the information contained in, or incorporated by reference into, this joint proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” beginning on page [●] or described in First Security’s reports filed with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ATLANTIC CAPITAL

Set forth below are highlights derived from Atlantic Capital’s audited consolidated financial statements as of and for the years ended December 31, 2010 through 2014 and Atlantic Capital’s unaudited consolidated financial statements as of and for the six months ended June 30, 2015 and 2014. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Atlantic Capital’s audited consolidated financial statements. In the opinion of Atlantic Capital’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with “Atlantic Capital’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page [●] of this joint proxy statement/prospectus and Atlantic Capital’s consolidated financial statements and related notes beginning on page F-1 of this joint proxy statement/prospectus and from which this information is derived. Certain of the measures set forth below are non-GAAP financial measures under the rules and regulations promulgated by the SEC. For a discussion of Atlantic Capital’s management’s reasons to present such data and a reconciliation to GAAP, please see “GAAP Reconciliation and Atlantic Capital’s Management Explanation for Non-GAAP Financial Measures” following the tables.

(in thousands, except per share data)	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
INCOME SUMMARY
Interest income	$20,393	$16,811	$36,542	$32,537	$30,933	$29,682	$28,213
Interest expense	1,791	1,683	3,449	3,615	4,196	4,991	5,992

Net interest income	18,602	15,128	33,093	28,922	26,737	24,691	22,221
Provision for loan losses	549	(169)	488	246	(1,322)	7,144	2,813

Net interest income after provision for loan losses	18,053	15,297	32,605	28,676	28,059	17,547	19,408
Noninterest income	4,210	2,519	5,342	3,875	2,888	2,797	1,579
Noninterest expense	15,023	12,746	26,574	24,893	21,768	17,643	17,556

Income before income taxes	7,240	5,070	11,373	7,658	9,179	2,701	3,431
Income tax expense (benefit)	2,624	1,691	3,857	2,515	3,248	1,009	(8,607)

Net income	$4,616	$3,379	$7,516	$5,143	$5,931	$1,692	$12,038

PER SHARE DATA
Basic earnings per share	$0.34	$0.25	$0.56	$0.38	$0.44	$0.13	$0.91
Diluted earnings per share	0.33	0.25	0.55	0.38	0.44	0.13	0.91
Cash dividends declared	—	—	—	—	—	—	—
Book value	10.80	10.11	10.48	9.77	9.57	9.09	8.94
Tangible book value(1)	10.72	10.09	10.41	9.77	9.57	9.09	8.94

PERFORMANCE MEASURES
Return on average equity	6.43%	5.07%	5.46%	3.96%	4.79%	1.40%	11.09%
Return on average assets	0.68%	0.58%	0.60%	0.46%	0.58%	0.20%	1.57%
Net interest margin	2.89%	2.77%	2.85%	2.75%	2.75%	2.99%	2.93%
Efficiency ratio	65.41%	72.23%	69.14%	75.90%	73.48%	64.18%	73.76%
Equity to assets	10.54%	11.41%	10.71%	10.67%	10.65%	11.81%	14.07%

(in thousands, except per share data)	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
ASSET QUALITY
Non-performing loans	$—	$—	$—	$2,954	$3,668	$5,500	$86
Foreclosed properties	27	1,531	1,531	1,531	1,531	1,775	1,775

Total non-performing assets (NPAs)	$27	$1,531	$1,531	$4,485	$5,199	$7,275	$1,861

Allowance for loan losses	11,985	10,663	11,421	10,815	10,736	9,731	11,929
Net charge-offs	(15)	(17)	(118)	167	(2,327)	9,342	1,412
Allowance for loan losses to loans	1.13%	1.14%	1.10%	1.32%	1.44%	1.39%	1.83%
Net charge-offs to average loans(2)	—	—	(0.01)	0.02	(0.32)	1.43	0.23
NPAs to total assets	—	0.13	0.12	0.36	0.43	0.71	0.22

AVERAGE BALANCES
Loans and loans held for sale	$1,051,769	$846,516	$918,959	$793,505	$730,129	$654,603	$601,834
Investment securities	137,186	148,357	143,727	147,323	132,389	96,513	91,353
Earning assets	1,298,012	1,102,038	1,159,759	1,053,341	971,084	826,905	757,773
Total assets	1,362,857	1,169,179	1,227,230	1,118,527	1,028,155	857,619	767,376
Deposits	1,099,591	948,586	983,772	935,469	859,255	709,606	615,494
Shareholders’ equity	143,579	133,357	135,687	129,853	123,795	120,509	108,534
Number of common shares—basic	13,509,441	13,435,047	13,445,122	13,420,599	13,375,016	13,259,357	13,261,038
Number of common shares—diluted	13,846,975	13,635,375	13,641,882	13,531,952	13,408,443	13,259,360	13,261,038

AT PERIOD END
Loans and loans held for sale	$1,058,456	$933,749	$1,039,713	$817,002	$810,745	$700,562	$652,577
Investment securities	140,716	148,847	133,437	145,743	127,751	125,361	91,241
Total assets	1,373,267	1,206,773	1,314,859	1,229,392	1,202,522	1,021,028	842,371
Deposits	1,103,061	992,918	1,105,845	1,081,153	1,025,811	874,379	690,861
Shareholders’ equity	146,485	136,167	140,929	131,235	128,084	120,573	118,516
Number of common shares outstanding	13,562,125	13,462,192	13,453,820	13,426,489	13,380,301	13,259,357	13,260,938

(1)	Excludes effect of servicing asset intangibles.
(2)	Annualized for quarterly periods.

GAAP Reconciliation and Atlantic Capital’s Management Explanation for Non-GAAP Financial Measures

Atlantic Capital’s accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, Atlantic Capital also evaluates its performance based on certain additional financial measures that are considered “non-GAAP” financial measures. Atlantic Capital classifies a financial measure as being a non-GAAP measure if that financial measure includes or excludes amounts, or is subject to adjustments that have the effect of excluding or including amounts, from the most directly comparable GAAP measure.

Atlantic Capital’s management utilizes measures involving a tangible basis which exclude the impact of intangible assets such as SBA servicing assets, as further described below.

Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Atlantic Capital calculates (1) tangible common equity as shareholders’ equity less intangible assets, net of accumulated amortization, and (2) tangible book value as tangible common equity divided by shares of common stock outstanding. The most directly comparable GAAP financial measure for tangible book value is book value per common share.

Atlantic Capital believes that this measure is important to many investors who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing tangible book value.

The following table reconciles tangible book value to book value per common share.

(in thousands, except per share data)	As of the Six Months Ended June 30,		As of the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Book value per common share reconciliation
Total shareholders’ equity	$146,485	$136,167	$140,929	$131,235	$128,084	$120,573	$118,516
Intangible assets	(1,055)	(375)	(782)	(36)	(32)	—	—

Total tangible common equity	$145,430	$135,792	$140,147	$131,199	$128,052	$120,573	$118,516

Common shares outstanding	13,562,125	13,462,192	13,453,820	13,426,489	13,380,301	13,259,357	13,260,938
Book value per common share	$10.80	$10.11	$10.48	$9.77	$9.57	$9.09	$8.94
Tangible book value	$10.72	$10.09	$10.41	$9.77	$9.57	$9.09	$8.94

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FIRST SECURITY

First Security’s selected financial data is presented below as of and for the years ended December 31, 2010 through 2014 and for the six months ended June 30, 2015 and 2014. The selected financial data presented below as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, are derived from First Security’s audited financial statements and related notes included in First Security’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “First Security Form 10-K”), incorporated in this joint proxy statement/prospectus by reference and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the First Security Form 10-K. The selected financial data presented below as of June 30, 2015 and 2014, and for each of the six-month periods then ended, are derived from First Security’s unaudited financial statements and related notes included in First Security’s Quarterly Report on Form 10-Q for the period ended June 30, 2015 (the “First Security Form 10-Q”), incorporated in this joint proxy statement/prospectus by reference and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the First Security Form 10-Q. See “Where You Can Find More Information” on page [●]. The selected financial data as of December 31, 2012, 2011 and 2010 and for each of the two years ended December 31, 2011 have been derived from First Security’s audited financial statements that are not included in the First Security Form 10-K. All per share data and the number of shares outstanding has been retroactively adjusted for the one-for-ten reverse stock split effected on September 19, 2011. Certain of the measures set forth below are non-GAAP financial measures under the rules and regulations promulgated by the SEC. For a discussion of First Security’s management’s reasons to present such data and a reconciliation to GAAP, please see “GAAP Reconciliation and First Security’s Management Explanation for Non-GAAP Financial Measures” following the tables.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except per share amounts and full-time equivalent employees)
Earnings:
Net interest income	$16,590	$14,470	$30,901	$23,370	$23,580	$27,779	$34,681
Provision (credit) for loan and lease losses	$1,350	$(1,242)	$(1,452)	$(2,735)	$20,866	$10,920	$33,589
Non-interest income	$6,362	$5,665	$12,258	$8,683	$8,146	$8,100	$9,503
Non-interest expense	$21,569	$20,546	$41,668	$47,760	$47,659	$47,628	$45,258
Net income (loss)	$(257)	$568	$2,417	$(13,449)	$(37,570)	$(23,061)	$(44,342)
Income tax provision	$290	$263	$526	$477	$771	$392	$9,679
Dividends and accretion on preferred stock	$—	$—	$—	$(1,381)	$(2,078)	$(2,053)	$(2,029)
Effect of exchange on preferred stock to common stock	$—	$—	$—	$26,179	$—	$—	$—
Net income (loss) available to common stockholders	$(257)	$568	$2,417	$11,349	$(39,648)	$(25,114)	$(46,371)
Per Share Data:
Net income available (loss allocated) to common shareholders, basic	$0.00	$0.01	$0.04	$0.24	$(24.58)	$(15.79)	$(29.46)
Net income available (loss allocated) to common shareholders, diluted	$0.00	$0.01	$0.04	$0.24	$(24.58)	$(15.79)	$(29.46)
Cash dividends declared on common shares	$—	$—	$—	$—	$—	$—	$—
Book value per common share	$1.36	$1.30	$1.35	$1.26	$(1.94)	$21.44	$37.55
Tangible book value per common share	$1.36	$1.30	$1.34	$1.25	$(2.28)	$20.86	$36.66

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except per share amounts and full-time equivalent employees)
Performance Ratios:
Return on average assets	(0.05)%	0.12%	0.24%	1.09%	(3.57)%	(2.25)%	(3.55)%
Return on average common equity	(0.56)%	1.34%	2.79%	18.49%	(170.65)%	(47.76)%	(46.81)%
Return on average tangible common equity	(0.56)%	1.34%	2.79%	18.63%	(176.59)%	(48.91)%	(47.62)%
Net interest margin, taxable equivalent	3.39%	3.26%	3.36%	2.50%	2.35%	2.77%	2.92%
Efficiency ratio	93.97%	102.04%	96.55%	149.00%	150.20%	132.75%	102.43%
Non-interest income to net interest income and non-interest income	27.72%	28.14%	28.40%	27.09%	25.68%	22.58%	21.51%
Capital & Liquidity:
Total equity to total assets	8.25%	8.55%	8.41%	8.56%	2.74%	6.12%	7.99%
Average equity to average assets	8.46%	8.61%	8.62%	6.76%	5.00%	7.55%	9.99%
Tangible equity to tangible assets	8.24%	8.53%	8.40%	8.53%	2.68%	6.04%	7.88%
Tangible common equity to tangible assets	8.24%	8.53%	8.40%	8.53%	(0.38)%	3.15%	5.16%
Tier 1 risk-based capital ratio	10.8%	12.4%	11.91%	13.64%	4.23%	9.70%	11.20%
Total risk-based capital ratio	11.9%	13.6%	13.00%	14.89%	5.49%	10.96%	12.47%
Tier 1 leverage ratio	8.9%	9.4%	9.35%	9.36%	2.31%	5.69%	7.27%
Dividend payout ratio	nm	nm	nm	nm	nm	nm	nm
Total loans to total deposits	82.9%	76.0%	73.28%	68.02%	53.68%	57.12%	69.33%
Asset Quality:
Net charge-offs	$217	$(242)	$201	$565	$26,666	$15,320	$36,081
Net loans charged-off to average loans, annualized for quarterly periods	0.06%	(0.08)%	0.03%	0.10%	4.52%	2.36%	4.27%
Non-accrual loans	$6,745	$4,891	$4,348	$7,203	$25,071	$46,907	$54,082
Other real estate owned	$4,441	$7,717	$4,511	$8,201	$13,441	$25,141	$24,399
Repossessed assets	$—	$8	$8	$12	$8	$302	$763
Non-performing assets (NPA)	$12,602	$13,699	$8,967	$16,344	$40,176	$75,172	$84,082
NPA to total assets	1.15%	1.35%	0.84%	1.67%	3.78%	6.74%	7.20%
Loans 90 days past due	$1,416	$1,083	$100	$928	$1,656	$2,822	$4,838
Non-performing loans (NPL)	$8,161	$5,974	$4,448	$8,131	$26,727	$49,729	$58,920
NPL to total loans	1.07%	0.91%	0.67%	1.39%	4.94%	8.54%	8.10%
Allowance for loan and lease losses to total loans	1.26%	1.43%	1.29%	1.80%	2.55%	3.37%	3.30%
Allowance for loan and lease losses to NPL	117.63%	157.35%	192.22%	129.14%	51.63%	39.41%	40.73%
Period End Balances:
Loans	$764,411	$659,539	$663,622	$583,097	$541,130	$582,264	$727,091
Allowance for loan and lease losses	$9,600	$9,400	$8,550	$10,500	$13,800	$19,600	$24,000
Loans held-for-sale	$36,107	$28,547	$72,242	$220	$25,920	$2,233	$2,556
Intangible assets	$34	$233	$134	$330	$600	$982	$1,461
Assets	$1,098,909	$1,012,685	$1,070,244	$977,574	$1,063,555	$1,114,901	$1,168,548
Deposits	$921,686	$867,709	$905,613	$857,269	$1,008,066	$1,019,422	$1,048,723
Common stockholders’ equity	$90,622	$86,566	$89,980	$83,648	$(3,439)	$36,111	$61,657
Total stockholders’ equity	$90,622	$86,566	$89,980	$83,648	$29,110	$68,232	$93,374
Common stock market capitalization	$163,689	$144,594	$151,027	$153,187	$3,952	$3,958	$14,776
Full-time equivalent employees	265	264	268	285	329	303	311
Common shares outstanding	66,812	66,633	66,826	66,603	1,772	1,684	1,642

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except per share amounts and full-time equivalent employees)
Average Balances:
Loans, including held-for-sale	$766,960	$638,927	$675,055	$545,803	$590,109	$647,920	$845,945
Intangible assets	$91	$289	$240	$466	$781	$1,239	$1,691
Earning assets	$992,533	$910,180	$928,976	$958,453	$1,024,472	$1,028,654	$1,213,145
Assets	$1,077,521	$986,988	$1,006,392	$1,039,941	$1,110,794	$1,118,646	$1,306,831
Deposits	$920,820	$842,627	$860,381	$946,850	$1,027,520	$1,007,930	$1,147,724
Common stockholders’ equity	$91,115	$84,979	$86,720	$61,382	$23,233	$52,584	$99,067
Total stockholders’ equity	$91,115	$84,979	$86,720	$70,312	$55,549	$84,486	$130,579
Common shares outstanding, basic—wtd	65,936	65,728	65,811	46,495	1,613	1,591	1,574
Common shares outstanding, diluted—wtd	65,936	65,732	65,815	46,504	1,613	1,591	1,574

GAAP Reconciliation and First Security’s Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. First Security’s management uses these “non-GAAP” measures in their analysis of First Security’s performance. Non-GAAP measures typically adjust GAAP performance measures to exclude effects of significant gains, losses or expenses that are unusual in nature and not expected to recur. Since these items and their impact on First Security’s performance are difficult to predict, First Security’s management believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is important for a proper understanding of the operating results of First Security’s core business. Additionally, First Security’s management utilizes measures involving a tangible basis which exclude the impact of intangible assets such as core deposit intangibles. As these assets are normally created through acquisitions and not through normal recurring operations, First Security’s management believes that the exclusion of these items presents a more comparable assessment of the aforementioned measures on a recurring basis.

Specifically, First Security’s management uses “return on average common equity,” “return on average tangible assets,” and “return on average tangible common equity.” First Security’s management uses these non-GAAP measures in its analysis of First Security’s performance, as further described below.

•	“Return on average common equity” is defined as annualized earnings for the period divided by average equity reduced by average preferred stock. First Security’s management includes this measure in addition to return on average equity, the most comparable GAAP measure, because it believes that it is important when measuring First Security’s performance exclusive of the effects of First Security’s outstanding preferred stock, which had a fixed return, and that this measure is important to many investors in First Security common stock.

•	“Return on average tangible assets” is defined as annualized earnings for the period divided by average assets reduced by average goodwill and other intangible assets.

•	“Return on average tangible common equity” is defined as annualized earnings for the period divided by average equity reduced by average preferred stock and average goodwill and other intangible assets. First Security’s management includes these measures because it believes that they are important when measuring First Security’s performance exclusive of the effects of intangibles recorded in First Security’s historic acquisitions, exclusive of the effects of First Security’s outstanding preferred stock, which had a fixed return, and these measures are used by many investors as part of their analysis of First Security’s performance.

These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. The following table provides a more detailed analysis of these non-GAAP performance measures.

	As of and For the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except per share data)
Return on average common equity	(0.56)%	1.34%	2.79%	18.49%	(170.65)%	(47.76)%	(46.81)%
Effect on average intangible assets	—%	—%	—%	0.14%	(5.94)%	(1.15)%	(0.81)%

Return on average tangible common equity	(0.56)%	1.34%	2.79%	18.63%	(176.59)%	(48.91)%	(47.62)%

Total equity to total assets	8.25%	8.55%	8.41%	8.56%	2.74%	6.12%	7.99%
Effect of intangible assets	(0.01)%	(0.02)%	(0.01)%	(0.03)%	(0.06)%	(0.08)%	(0.11)%

Tangible equity to tangible assets	8.24%	8.53%	8.40%	8.53%	2.68%	6.04%	7.88%

Effect of preferred stock	—%	—%	—%	—%	(3.06)%	(2.89)%	(2.72)%

Tangible common equity to tangible assets	8.24%	8.53%	8.40%	8.53%	(0.38)%	3.15%	5.16%

Total stockholders’ equity	$90,622	$86,566	$89,980	$83,648	$29,110	$68,232	$93,374
Effect of preferred stock	—	—	—	—	(32,549)	(32,121)	(31,717)

Common stockholders’ equity	$90,622	$86,566	$89,980	$83,648	$(3,439)	$36,111	$61,657

Average total stockholders’ equity	$91,115	$84,979	$86,720	$70,312	$55,549	$84,486	$130,579
Effect of average preferred stock	—	—	—	(8,930)	(32,316)	(31,902)	(31,512)

Average common stockholders’ equity	$91,115	$84,979	86,720	61,382	23,233	52,584	99,067

Effect of average intangible assets	(91)	(289)	(240)	(466)	(781)	(1,239)	(1,691)

Average tangible common stockholders’ equity	$91,024	$84,690	$86,480	$60,916	$22,452	$51,345	$97,376

Per Share Data
Book value per common share	$1.36	$1.30	$1.35	$1.26	$(1.94)	$21.44	$37.55
Effect of intangible assets	—	—	(0.01)	(0.01)	(0.34)	(0.58)	(0.85)

Tangible book value per common share	$1.36	$1.30	$1.34	$1.25	$(2.28)	$20.86	$36.70

MARKET PRICE AND DIVIDEND INFORMATION, RELATED SHAREHOLDER MATTERS

Atlantic Capital

There is no established public trading market for Atlantic Capital common stock. On March 25, 2015, Atlantic Capital entered into the Stone Point Securities Purchase Agreement, which provides for the sale by Atlantic Capital of approximately 1,984,127 shares of Atlantic Capital common stock at $12.60 per share, which, based on the 0.188 share merger exchange ratio, represents an implied value of $2.37 per share of First Security common stock. The price per share was negotiated as one element of a complex agreement, and may not represent an accurate estimate of the value of Atlantic Capital common stock standing alone. Atlantic Capital does not make a market in its securities, nor does Atlantic Capital attempt to negotiate prices for trades of such securities. Atlantic Capital is seeking approval for listing Atlantic Capital common stock on the Nasdaq Global Select Market under the symbol “ACBI,” but Atlantic Capital cannot assure you that an active or liquid trading market for Atlantic Capital common stock will develop or be sustained.

As of [●], 2015, there were [●] shares of Atlantic Capital common stock outstanding, which were held by [●] holders of record, and on such date (or within 60 days of that date) there were outstanding exercisable options and other rights to purchase or acquire shares for [●] additional shares of Atlantic Capital common stock. See “Security Ownership of Certain Beneficial Owners and Management of Atlantic Capital” beginning on page [●] for the post-merger ownership of Atlantic Capital common stock.

Atlantic Capital currently intends to retain earnings, if any, to support its growth and does not anticipate paying any dividends on Atlantic Capital common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Atlantic Capital Board after taking into account various factors, including Atlantic Capital’s financial condition, capital requirements, operating results, then-current anticipated cash needs and plans for expansion.

Additionally, Atlantic Capital’s ability to pay dividends will depend on the ability of Atlantic Capital Bank and, following the merger, the Surviving Bank, to pay dividends to Atlantic Capital. In addition, each of Atlantic Capital, Atlantic Capital Bank and Surviving Bank are and will be subject to other significant regulatory restrictions on the payment of cash dividends, and their dividend policies will depend on earnings, capital requirements, financial condition as well as other factors their respective board of directors will consider relevant. See “Supervision and Regulation—Payment of Dividends and Other Restrictions” beginning on page [●] and “Risk Factors” beginning on page [●].

First Security

From August 10, 2005 to March 26, 2013, First Security common stock traded on the Nasdaq Global Select Market under the symbol “FSGI.” From March 26, 2013 to the present, First Security common stock has traded on the NASDAQ Capital Market under the same “FSGI” symbol. As of [●], 2015, there were [●] registered holders of record of First Security common stock. The high and low sales prices per share were as follows (First Security did not pay any dividends on its common stock during the indicated periods):

Year and Quarter	High	Low
2015
3rd Quarter (through September 4, 2015)	$2.55	$2.41
2nd Quarter	2.55	2.31
1st Quarter	2.57	2.07
2014
4th Quarter	$2.32	$1.91
3rd Quarter	2.20	1.90
2nd Quarter	2.23	1.73
1st Quarter	2.40	1.80
2013
4th Quarter	$2.64	$1.83
3rd Quarter	2.52	2.00
2nd Quarter	7.45	1.84
1st Quarter	3.44	1.60

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables set forth our summary unaudited pro forma condensed combined financial data. You should read this information in conjunction with “Selected Historical Consolidated Financial Data of Atlantic Capital,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Atlantic Capital’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto of Atlantic Capital included on pages [●], [●], [●] and F-1, respectively, of this joint proxy statement/prospectus, and the consolidated financial statements and related notes thereto of First Security included in the First Security Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page [●] of this joint proxy statement/prospectus.

The summary unaudited pro forma results of operations and condensed combined balance sheet information set forth below as of and for the six months ended June 30, 2015 has been derived from Atlantic Capital’s and First Security’s historical unaudited financial statements as of and for the six months ended June 30, 2015. The summary unaudited pro forma results of operations set forth below for the year ended December 31, 2014 has been derived from Atlantic Capital’s and First Security’s historical audited financial statements for the year ended December 31, 2014. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the operating results of the combined companies had they actually been combined on January 1, 2014. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. Future results are anticipated to vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” on page [●] of this joint proxy statement/prospectus.

The pro forma summary balance sheet data also gives effect to: (i) the Equity Offering (the sale of 1,984,127 shares of Atlantic Capital common stock at a price of $12.60 per share pursuant to the Stone Point Securities Purchase Agreement); and (ii) the Debt Offering (the sale of $50 million of debt securities of Atlantic Capital).

The following selected unaudited pro forma combined consolidated financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included on page [●] of this joint proxy statement/prospectus. In the table below, “Minimum Cash” refers to the Cash Election Minimum Threshold and “Maximum Cash” refers to the Cash Election Maximum Threshold.

(dollars in thousands)	For the six months ended June 30, 2015		For the twelve months ended December 31, 2014
	Minimum Cash	Maximum Cash	Minimum Cash	Maximum Cash
Pro Forma Condensed Consolidated Income Statement Information:
Net interest income	$34,976	$34,976	$63,561	$63,561
Provision (credit) for loan losses	$1,899	$1,899	$(964)	$(964)
Income before income taxes	$6,499	$6,499	$12,768	$12,768
Net income	$4,130	$4,130	$8,425	$8,425
Net income per common share—basic	$0.17	$0.17	$0.35	$0.36
Net income per common share—diluted	$0.17	$0.17	$0.35	$0.35

	As of June 30, 2015
	Minimum Cash	Maximum Cash
Pro Forma Condensed Consolidated Balance Sheet Information:
Loans	$1,808,493	$1,808,493
Total assets	$2,575,615	$2,567,702
Deposits	$2,026,450	$2,026,450
Other borrowings	$80,000	$80,000
Shareholder’s equity	$282,680	$274,767

	As of June 30, 2015
	Amount	Ratio	Amount	Ratio
	Minimum Cash	Minimum Cash	Maximum Cash	Maximum Cash
Pro Forma Consolidated Capital Ratios:
Common equity Tier 1	$210,226	9.14%	$202,377	8.81%
Total risk-based capital(1)	$272,211	11.83%	$264,362	11.51%
Tier 1 risk-based capital	$210,226	9.14%	$202,377	8.81%
Tier 1 leverage	$210,226	8.45%	$202,377	8.15%

	As of June 30, 2015
	Amount	Ratio	Amount	Ratio
	Minimum Cash	Minimum Cash	Maximum Cash	Maximum Cash
Pro Forma Bank Capital Ratios:
Common equity Tier 1	$231,469	10.06%	$231,469	10.08%
Total risk-based capital	$243,454	10.58%	$243,454	10.60%
Tier 1 risk-based capital	$231,469	10.06%	$231,469	10.08%
Tier 1 leverage	$231,469	9.31%	$231,469	9.32%

(1)	Total risk-based capital of Atlantic Capital includes the net proceeds of the Debt Offering, which is expected to qualify as Tier 2 capital.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table presents: (1) historical per share information for Atlantic Capital; (2) pro forma per share information of the combined company after giving effect to the merger; and (3) historical and equivalent pro forma per share information for First Security.

The combined company pro forma per share information was derived by combining information from the historical consolidated financial statements discussed under the heading “Summary Unaudited Pro Forma Condensed Combined Financial Data.” You should read this table together with the financial statements discussed under that heading. You should not rely on the pro forma per share information as being necessarily indicative of actual results had the merger occurred on January 1, 2014 for statement of operations purposes or June 30, 2015 for book value per share data. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” on page [●] of this joint proxy statement/prospectus.

The information listed as “pro forma combined” was prepared using an exchange ratio of 0.188. The information listed as “per equivalent First Security share” was obtained by multiplying the pro forma amounts by an exchange ratio of 0.188. In the table below, “Minimum Cash” refers to the Cash Election Minimum Threshold and “Maximum Cash” refers to the Cash Election Maximum Threshold.

	Atlantic Capital Historical	First Security Historical	Pro Forma Combined		Per Equivalent First Security Share(1)
			Minimum Cash	Maximum Cash	Minimum Cash	Maximum Cash
Book value per share:
At June 30, 2015	$10.80	$1.36	$11.61	$11.59	$2.18	$2.18

Cash dividends declared per share:
Six months ended June 30, 2015	$—	$—	$—	$—	$—	$—
Twelve months ended December 31, 2014	$—	$—	$—	$—	$—	$—

Basic net income per share:
Six months ended June 30, 2015	$0.34	$0.00	$0.17	$0.17	$0.03	$0.03
Twelve months ended December 31, 2014	$0.56	$0.04	$0.35	$0.36	$0.07	$0.07

Diluted net income per share:
Six months ended June 30, 2015	$0.33	$0.00	$0.17	$0.17	$0.03	$0.03
Twelve months ended December 31, 2014	$0.55	$0.04	$0.35	$0.35	$0.06	$0.07

(1)	Reflects First Security shares at the exchange ratio of 0.188.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This joint proxy statement/prospectus reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this joint proxy statement/prospectus, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this joint proxy statement/prospectus that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected;

•	the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected;

•	revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks;

•	deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected;

•	governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe;

•	the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions;

•	Atlantic Capital’s shareholders or First Security’s shareholders may fail to approve the merger;

•	reputational risks and the reaction of the companies’ customers to the transaction;

•	diversion of management time on merger related issues;

•	changes in asset quality and credit risk;

•	the cost and availability of capital;

•	customer acceptance of the combined company’s products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	the introduction, withdrawal, success and timing of business initiatives;

•	the impact, extent, and timing of technological changes;

•	severe catastrophic events in our geographic area;

•	a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results;

•	the U.S. legal and regulatory framework, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), could adversely affect the operating results of the combined company;

•	the interest rate environment may compress margins and adversely affect net interest income;

•	competition from other financial services companies in the companies’ markets could adversely affect operations;

•	Atlantic Capital may not be able to raise sufficient financing to consummate the merger; and

•	other risks and factors identified in this joint proxy statement/prospectus under the heading “Risk Factors.”

All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

RISK FACTORS

Ownership of Atlantic Capital common stock involves risks. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. In such a case, the value and trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. You should carefully consider the following risk factors in deciding how to vote on adoption of the merger agreement. Unless otherwise indicated or as the context requires, all references in this section to “we,” “us” and our” refer to Atlantic Capital and Atlantic Capital Bank or the Surviving Bank, as appropriate.

Risks Related to Atlantic Capital and its Banking Operations

An economic downturn in the housing market, the homebuilding industry, and/or in our markets generally could adversely affect our financial condition, results of operations or cash flows.

Our long-term success depends upon the growth in population, income levels, deposits and housing starts in our primary market areas—Metropolitan Atlanta and, following the merger, the Interstate 75 corridor between Dalton, Georgia (approximately one hour north of Atlanta) and Jefferson City, Tennessee (approximately 30 minutes north of Knoxville, Tennessee) and the Interstate 40 corridor between Knoxville and Nashville, Tennessee. If the communities in which the Surviving Bank will operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. An economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies in our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Tennessee and Georgia is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control.

In recent years, the homebuilding and residential mortgage industry experienced a significant and sustained decline in demand for new homes and a decrease in the absorption of new and existing homes available for sale in various markets. Consequently, our customers who are builders and developers faced greater difficulty in selling their homes in markets where these trends are more pronounced. A recurrence of these trends could cause us to face increased delinquencies and non-performing assets as these builders and developers are forced to default on their loans with us. If market conditions deteriorate, our non-performing assets may increase and we may need to take valuation adjustments on our loan portfolios and real estate owned.

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender’s recovery of the credit extended is often limited. Since our loans are secured by collateral, we may attempt to seize the collateral when and if customers default on their loans. However, the value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customers. Elevated levels of delinquencies and bankruptcies in our market area generally and among our customers specifically can be precursors of future charge-offs and may require us to increase our allowance for loan losses. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance if we are unable to increase revenue to compensate for these losses and may also increase our cost of funds.

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition and results of operations.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expenses that represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans. The allowance for loan losses and our methodology for calculating the allowance are fully described in Note 4 to our consolidated financial statements for the year ended December 31, 2014 under “Allowance for Loan Losses,” and in the “Atlantic Capital’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses” section. In general, an increase in the allowance for loan losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our capital, financial condition and results of operations.

The allowance, in the judgment of management, is established to reserve for estimated loan losses and risks inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge offs, based on judgments that are different than those of management. As we are consistently adjusting our loan portfolio and underwriting standards to reflect current market conditions, we can provide no assurance that our methodology will not change, which could result in a charge to earnings.

We continually reassess the creditworthiness of our borrowers and the sufficiency of our allowance for loan losses as part of Atlantic Capital Bank’s credit functions. Any significant amount of additional non-performing assets, loan charge-offs, increases in the provision for loan losses or the continuation of aggressive charge-off policies or any inability by us to realize the full value of underlying collateral in the event of a loan default, will negatively affect our business, financial condition, and results of operations and the price of our securities. Our allowance for loan losses may not be sufficient to cover future credit losses.

We make and hold in our portfolio a number of land acquisition and development and construction loans, which pose more credit risk than other types of loans typically made by financial institutions.

We offer land acquisition and development, and construction loans for builders and developers, and as of June 30, 2015, Atlantic Capital had $90.0 million in such loans outstanding, representing 58% of Atlantic Capital Bank’s total risk-based capital, and First Security had $47.2 million in such loans outstanding, representing 46.2% of FSGBank’s total risk-based capital. These land acquisition and development and construction loans are more risky than other types of loans. The primary credit risks associated with land acquisition and development and construction lending are underwriting and project risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk, and environmental and other hazard risks. Market risks are risks associated with the sale of the completed residential units. They include affordability risk, which means the risk that borrowers cannot obtain affordable financing, product design risk, and risks posed by competing projects. Losses in our land acquisition and development and construction loan portfolio could exceed our reserves, which would adversely impact our earnings. Non-performing loans in our land acquisition and development and construction portfolio could increase during 2015, and these non-performing loans could result in a material level of charge-offs, which would negatively impact our capital and earnings.

If the value of real estate in our core markets declines, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At June 30, 2015, approximately 52% of Atlantic Capital Bank’s loans had real estate as a primary or secondary component of collateral, and approximately 84.8% of FSGBank’s loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower but may deteriorate in value during the time the credit is extended. If the value of real estate in our core markets were to decline further, a significant portion of our loan portfolio could become under-collateralized. As a result, if we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our use of appraisals in deciding whether to make a loan on or secured by real property or how to value such loan in the future may not accurately describe the net value of the real property collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values in our market area have experienced changes in value in relatively short periods of time, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. The valuation of the property may negatively impact the continuing value of such loan and could adversely affect our operating results and financial condition.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings and our financial condition could be negatively impacted to the extent the information furnished to us by and on behalf of borrowers is not correct or complete or is noncompliant with GAAP.

We will realize additional future losses if the proceeds we receive upon liquidation of non-performing assets are less than the fair value of such assets.

We have a strategy to manage our non-performing assets aggressively, a portion of which may not be currently identified. Non-performing assets are recorded on our financial statements at fair value, as required under GAAP, unless these assets have been specifically identified for liquidation, in which case they are recorded at the lower of cost or estimated net realizable value. In current market conditions, we are likely to realize additional future losses if the proceeds we receive upon dispositions of non-performing assets are less than the recorded fair value of such assets.

We are subject to risks in the event of certain borrower defaults, which could have an adverse impact on our liquidity position and results of operations.

We may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of certain borrower defaults, which could adversely affect our liquidity position, results of operations, and financial condition. When we sell mortgage loans, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which the loans were originated. In the event of a breach of any of the representations and warranties related to a loan sold, we could be liable for damages to the investor up to and including a “make whole” demand that involves, at the investor’s option, either reimbursing the investor for actual losses incurred on the loan or repurchasing the loan in full. Our maximum exposure to credit loss in the event of a make whole loan repurchase claim would be the unpaid principal balance of the loan to be repurchased along with any premium paid by the investor when the loan was purchased and other minor collection cost reimbursements. If repurchase demands increase, our liquidity position, results of operations, and financial condition could be adversely affected.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will increase the costs of our director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.

As a result of disclosure of information in this registration statement and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

Negative publicity about financial institutions, generally, or about Atlantic Capital, Atlantic Capital Bank or the Surviving Bank, specifically, could damage our reputation and adversely impact our liquidity, business operations or financial results.

Reputation risk, or the risk to our business from negative publicity, is inherent in our business. Negative publicity can result from the actual or alleged conduct of financial institutions, generally, or Atlantic Capital, Atlantic Capital Bank or the Surviving Bank, specifically, in any number of activities, including leasing and lending practices, corporate governance, and actions taken by government regulators in response to those activities. Negative publicity can adversely affect our ability to keep and attract customers and can expose us to litigation and regulatory action, any of which could negatively affect our liquidity, business operations or financial results.

Increases in our expenses and other costs could adversely affect our financial results.

Our expenses and other costs, such as operating expenses and hiring new employees, directly affect our earnings results. In light of the extremely competitive environment in which we operate, and because the size and scale of many of our competitors provides them with increased operational efficiencies, it is important that we are able to successfully manage such expenses. We are aggressively managing our expenses in the current economic environment, but as our business develops, changes or expands, and as we hire additional personnel, additional expenses can arise. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting policies can significantly affect how we calculate expenses and earnings.

Fluctuations in interest rates could reduce our profitability.

Our earnings are significantly dependent on our net interest income, as we realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We may be unable to predict future fluctuations in market interest rates, which are affected by many factors, including inflation, economic growth, employment rates, fiscal and monetary policy and disorder and instability in domestic and foreign financial markets. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key interest driver rates, as well as balance sheet growth, customer loan and deposit preferences and the timing of changes in these variables. Our net interest income also may decline based on our exposure to a difference in short-term and long-term interest rates. A relatively high cost for securing deposits, combined with lower interest rates that can be charged on customer loans, will place downward pressure on our net interest income. Our asset-liability management strategy may not be effective in preventing changes in interest rates from having a material adverse effect on our business, financial condition and results of operations.

There is a risk that any of our strategic efforts, including the merger, may not be successful.

As part of our strategy, we continuously evaluate opportunities to expand into new markets or lines of business, offer new products or services, improve our existing lines of business and manage our geographic footprint to maximize the efficiency of our operations. Implementation of this strategy, which may involve organic growth initiatives, hiring groups of bankers, acquiring other financial institutions, branch offices or selected assets or deposits of financial institutions, reducing investment in or partially or completely exiting a line of business, or consolidating or selling branch offices, could be expensive and put a strain on our management, financial, operational and technical resources. In addition, acquisitions such as the merger and other strategic efforts involve a number of risks, which could have a material adverse effect on our business, financial condition and results of operations, including:

•	there may be a substantial lag time between the time we incur the expenses associated with evaluating new markets for expansion, identifying and evaluating potential expansion partners or acquisition opportunities, and hiring experienced local management and opening new banking facilities, and the time when we generate sufficient assets, deposits and earnings to support the costs of such expansion;

•	the use of inaccurate estimates and judgments in evaluating credit, operations, management and market risks with respect to any target institution or assets;

•	diluting our existing shareholders in an acquisition;

•	the time associated with negotiating a transaction or working on strategic plans, resulting in management’s attention being diverted from our existing business;

•	the time and expense of obtaining required regulatory approvals and complying with the terms and conditions of regulatory approvals, which may require us to dispose of acquired branches, sell certain segments of acquired loan portfolios, or impose other restrictions on our operations;

•	the time and expense of integrating new operations and personnel; and

•	the possible loss of key employees and customers as a result of expansion into a new market, elimination of redundant branches, or an acquisition that is poorly conceived and executed.

There is no assurance that we will successfully implement our strategic plan or meet our goals. For example, if we expand into a new geographic market, we face additional risks as a result of not having the market expertise in the new geographic location that we possess in Metropolitan Atlanta. The diligence we conduct with respect to any expansion opportunity may not be sufficient to properly evaluate the prospects of any such opportunity. Moreover, our failure to correctly identify, acquire and integrate any target or to successfully manage our growth in new markets may have a material adverse effect on our business, financial condition and results of operations.

Our use of brokered deposits may be limited or discouraged by bank regulators, which could adversely affect our liquidity.

We use brokered deposits to fund a portion of our operations. Our liquidity and our funding costs may be negatively affected if this funding source experiences reduced availability due to regulatory restrictions, loss of investor confidence or a move to other investments or as a result of increased Federal Deposit Insurance Corporation (“FDIC”) insurance costs for these deposits. As of June 30, 2015, 9% of Atlantic Capital Bank’s total deposits were composed of brokered deposits, and 11.7% of FSGBank’s total deposits were composed of brokered deposits. These deposits are a mix between short-term brokered certificates of deposit and brokered money market accounts. Depositors that invest in brokered deposits are generally interest rate sensitive and well-informed about alternative markets and investments. Consequently, these types of deposits may not provide the same stability to our deposit base or provide the same enterprise value as traditional local retail deposit relationships. Brokered deposits are also considered wholesale funding by bank regulators and a dependence on wholesale funding may warrant increased regulatory review and higher FDIC insurance costs. Banks that are no longer “well capitalized” for bank regulatory purposes are limited from accepting or renewing brokered deposits. In addition, our costs of funds and profitability are likely to be adversely affected to the extent we have to rely upon higher cost borrowings from other institutional investors or brokers to fund loan demand and origination needs. See “Supervision and Regulation—FDIC Insurance Assessments” beginning on page [●] of this joint proxy statement/prospectus.

We face strong competition from larger, more established competitors that may inhibit our ability to compete and expose us to greater lending risks.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. We may face a competitive disadvantage as a result of our smaller size and relative lack of geographic diversification.

Our relatively small geographic footprint limits our ability to diversify macro-economic risk. We lend primarily to privately held small and mid-sized businesses, not for profit institutions, institutional caliber commercial real estate developers and investors, and affluent families in the Metropolitan Atlanta area which may expose us to greater lending risks than those of banks lending to larger, better capitalized businesses with longer operating histories. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas—Metropolitan Atlanta, the Interstate 75 corridor between Dalton, Georgia (approximately one hour north of Atlanta) and Jefferson City, Tennessee (approximately 30 minutes north of Knoxville, Tennessee) and the Interstate 40 corridor between Knoxville and Nashville, Tennessee—if they do occur.

The soundness of our financial condition may also affect our competitiveness. Many of our competitors have fewer regulatory constraints and may have lower cost structures.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. Our insurance may not cover all claims that may be asserted against it and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

Changes in tax rates, interpretations of tax laws, the status of examinations by tax authorities and newly enacted statutory, judicial and regulatory guidance could materially affect our business, operating results and financial condition.

We are subject to various taxing jurisdictions where we conduct business. We assess the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information and maintain tax accruals consistent with our evaluation. This evaluation incorporates assumptions and estimates that involve a high degree of judgment and subjectivity. Changes in the results of these evaluations could have a material impact on our operating results.

Environmental liability associated with lending activities could result in losses.

In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances are discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit the use of properties that we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our loan policies requiring certain due diligence of high risk industries and properties may not be effective in reducing the risks of environmental liability resulting from non-performing loan and/or foreclosed property.

We may not be able to retain, attract and motivate qualified individuals.

Our success depends on our ability to retain, attract and motivate qualified individuals in key positions throughout the organization. Competition for qualified individuals in most activities in which we are engaged can be intense, and we may not be able to hire or retain the people we want and/or need. Although we have entered into employment agreements with certain key employees, and have incentive compensation plans aimed, in part, at long-term employee retention, the unexpected loss of services of one or more of our key personnel could still occur, and such events may have a material adverse impact on our business because of the loss of the employee’s skills, knowledge of our market, and years of industry experience and the difficulty of promptly finding qualified replacement personnel. If we are unable to retain, attract and motivate qualified individuals in key positions, our business and results of operations could be adversely affected.

A failure in or breach of our operational or security systems, or those of our third party service providers, including as a result of cyber-attacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and adversely impact our earnings.

As a financial institution, our operations rely heavily on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our Internet banking system, treasury management products, check and document imaging, remote deposit capture systems, general ledger, and other systems. The security and integrity of our systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. We cannot assure you that any such failures, interruption or security breaches will not occur, or if they do occur, that they will be adequately addressed. The protective policies and procedures we currently have in place or which we implement in the future may not be sufficient as the nature and sophistication of such threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

Additionally, we face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

We rely on other companies to provide key components of our business infrastructure.

Our business operations rely on third party vendors to provide services such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. While we have selected these third party vendors carefully, we do not control their actions. Any problems caused or experienced by these third parties, including but not limited to those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason or poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business. Financial or operational difficulties of a third party vendor could also hurt our operations if those difficulties interfere with the vendor’s ability to serve us. Furthermore, our vendors could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. Replacing these third party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations.

Our business is dependent on technology, and an inability to invest in technological improvements or obtain reliable technology and technological support may adversely affect our business, financial condition and results of operations.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology can increase efficiency and enable financial institutions to reduce costs. We depend in part upon our ability to address the needs of our customers by using technology to provide products and services that satisfy their operational needs. Many of our competitors have substantially greater resources to invest in technological improvements and third-party support. There can be no assurance that we will effectively implement new technology-driven products and services or successfully market these products and services to our customers. We also rely on our computer systems. For example, we rely on our computer systems to accurately track and record our assets and liabilities. If our computer systems become unreliable, fail or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business, financial condition and results of operations.

Risks Related to Legislative and Regulatory Events

The Dodd-Frank Act and related regulations may adversely affect our business, financial condition, liquidity or results of operations.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau (“CFPB”) with power to promulgate and enforce consumer protection laws. Smaller depository institutions, including those with $10 billion or less in assets, will be subject to the CFPB’s rule-writing authority, and existing depository institution regulatory agencies will retain examination and enforcement authority for such institutions. The Dodd-Frank Act also established a Financial Stability Oversight Council chaired by the Secretary of the Treasury with authority to identify institutions and practices that might pose a systemic risk and, among other things, includes provisions affecting:

•	corporate governance and executive compensation of all companies whose securities are registered with the SEC;

•	FDIC insurance assessments;

•	interchange fees for debit cards, which would be set by the Federal Reserve under a restrictive “reasonable and proportional cost” per transaction standard, and;

•	minimum capital levels for bank holding companies, subject to a grandfather clause for financial institutions with less than $15 billion in assets.

The CFPB has broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit unfair, deceptive or abusive acts and practices. In addition, the Dodd-Frank Act enhanced the regulation of mortgage banking and gave to the CFPB oversight of many of the core laws which regulate the mortgage industry and the authority to implement mortgage regulations. New regulations adopted and anticipated to be adopted by the CFPB will significantly impact consumer mortgage lending and servicing.

The Dodd-Frank Act and the resulting regulations will likely affect Atlantic Capital’s business and operations in other ways which are difficult to predict at this time. However, compliance with these laws and regulations will result in additional costs, which may adversely impact Atlantic Capital’s results of operations, financial condition or liquidity, any of which may impact the market price of Atlantic Capital common stock.

The CFPB’s “ability-to-repay” and “qualified mortgage” rules could have a negative impact on our loan origination process and foreclosure proceedings.

The CFPB has adopted rules that are likely to impact our residential mortgage lending practices, and the residential mortgage market generally including rules that implement the “ability-to-repay” requirement and provide protection from liability for “qualified mortgages,” as required by the Dodd-Frank Act. The ability-to-repay rule, which took effect on January 10, 2014, requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance “safe harbor” for lenders that issue certain “qualified mortgages.” The rules define a “qualified mortgage” to have certain specified characteristics, and generally prohibit loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43 percent. Although the new “qualified mortgage” rules may provide better definition and more certainty regarding regulatory requirements, the rules may also increase our compliance burden and reduce our lending flexibility and discretion, which could negatively impact our ability to originate new loans and the cost of originating new loans. Any loans that we make outside of the “qualified mortgage” criteria could expose us to an increased risk of liability and reduce or delay our ability to foreclose on the underlying property. Additionally, qualified “higher priced mortgages” only provide a rebuttable presumption of compliance and thus may be more susceptible to challenges from borrowers. It is difficult to predict how the CFPB’s “qualified mortgage” rules will impact us, but any decreases in loan origination volume or increases in compliance and foreclosure costs could negatively affect our business, operating results and financial condition.

The CFPB may reshape consumer financial laws through rulemaking and enforcement of unfair, deceptive or abusive practices, which may directly impact the business operations of depository institutions offering consumer financial products or services including Atlantic Capital Bank and the Surviving Bank.

Banking regulatory agencies have increasingly used a general consumer protection statute to address “unethical” or otherwise “bad” business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act-the primary federal law that prohibits unfair or deceptive acts or practices and unfair methods of competition in or affecting commerce (“UDAP” or “FTC Act”). “Unjustified consumer injury” is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with the UDAP law. However, the UDAP provisions were expanded under the Dodd-Frank Act to apply to “unfair, deceptive or abusive acts or practices” (“UDAAP”), which has been delegated to the CFPB for supervision. The CFPB has published its first Supervision and Examination Manual that addresses compliance with and the examination of UDAAP. The potential reach of the CFPB’s broad new rulemaking powers and UDAAP authority on the operations of financial institutions offering consumer financial products or services, including Atlantic Capital Bank and the Surviving Bank is currently unknown.

The Federal Reserve has adopted new capital requirements for financial institutions that may require us to retain or raise additional capital and/or reduce dividends.

The Federal Reserve adopted increased regulatory capital requirements that implemented changes required by the Dodd-Frank Act and portions of the Basel III regulatory capital reforms. In the future, the capital requirements for bank holding companies may require us to retain or raise additional capital, restrict our ability to pay dividends and repurchase shares of our common stock, and restrict our ability to provide certain forms of discretionary executive compensation and/or require other changes to our strategic plans. The rules could restrict our ability to grow and implement our future business strategies, which could have an adverse impact on our results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how Atlantic Capital collects and uses personal information and adversely affect our business opportunities.

Atlantic Capital is subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. For example, certain of Atlantic Capital’s business is subject to the Gramm-Leach-Bliley Act (“GLBA”) and implementing regulations and guidance. Among other things, the GLBA:

•	imposes certain limitations on the ability of financial institutions to share consumers’ nonpublic personal information with nonaffiliated third parties;

•	requires that financial institutions provide certain disclosures to consumers about their information collection, sharing and security practices and affords customers the right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions); and

•	requires financial institutions to develop, implement and maintain a written comprehensive information security program containing safeguards that are appropriate to the financial institution’s size and complexity, the nature and scope of the financial institution’s activities, and the sensitivity of customer information processed by the financial institution as well as plans for responding to data security breaches.

Moreover, various United States federal banking regulatory agencies, states and foreign jurisdictions have enacted data security breach notification requirements with varying levels of individual, consumer, regulatory and/or law enforcement notification in certain circumstances in the event of a security breach. Many of these requirements also apply broadly to businesses that accept our payment. In many countries that have yet to impose data security breach notification requirements, regulators have increasingly used the threat of significant sanctions and penalties by data protection authorities to encourage voluntary notification and discourage data security breaches.

Furthermore, legislators and/or regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could materially and adversely affect our profitability. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions, and damage to Atlantic Capital’s reputation and brand.

Anti-money laundering and anti-terrorism financing laws could have significant adverse consequences for Atlantic Capital.

Atlantic Capital maintains an enterprise-wide program designed to enable Atlantic Capital to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the USA PATRIOT ACT. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering or terrorist financing posed by Atlantic Capital’s products, services, customers and geographic locale. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary.

Risks Related to Ownership of Atlantic Capital Common Stock

An active trading market may not develop for Atlantic Capital common stock after the merger.

Historically, there has been only limited trading activity in Atlantic Capital common stock. Atlantic Capital has applied for its common stock to be listed on the Nasdaq Global Select Market in connection with the completion of the merger. Even if the common stock is listed on the Nasdaq Global Select Market, or on another national securities exchange, Atlantic Capital cannot assure you that an active or liquid trading market for Atlantic Capital common stock will develop or be sustained. If an active market does not develop or is not sustained, the market price and liquidity of Atlantic Capital common stock may be adversely affected. Following the merger, the market for Atlantic Capital common stock may not be as liquid as the market for First Security common stock existing prior to the merger.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after the initial public offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million) or if our total annual gross revenues equal or exceed $1 billion in a fiscal year. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.

We may be unable to generate significant revenues or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.

If we issue additional shares of common stock in the future, including pursuant to option and warrant exercises, your beneficial ownership percentage may be diluted.

We are authorized to issue up to 100 million shares of common stock without the approval of shareholders, of which [●] were issued and outstanding as of [●], 2015. We anticipate issuing a maximum of 9,274,609 shares of our common stock upon closing of the merger, and an additional 1,984,127 shares in connection with the Equity Offering. The Atlantic Capital Board expects to issue additional shares of our common stock to support our growth and capital adequacy. Upon any such issuances, the beneficial ownership of our shareholders that do not have preemptive rights or cannot or do not participate in such offerings will be diluted. The sale of additional shares of our common stock may be at prices lower than the price at which a shareholder acquired shares of our common stock or on terms more favorable than those of such shares.

In addition, our directors, senior management and certain other shareholders may exercise their warrants and options to purchase shares of our common stock, which would result in the dilution of your proportionate ownership interest in Atlantic Capital. As of [●], 2015, Atlantic Capital has issued warrants to purchase an aggregate of [●] shares of Atlantic Capital common stock at a weighted-average exercise price of $[●] per share and options to purchase an aggregate of [●] shares of Atlantic Capital common stock at a weighted-average exercise price of $[●] per share. As of [●], 2015, First Security has issued options to purchase an aggregate of [●] shares of First Security common stock at a weighted-average exercise price of $[●] per share.

Atlantic Capital’s ability to pay dividends to our shareholders is limited.

Atlantic Capital’s primary source of cash will be dividends that it receives from the Surviving Bank. Therefore, Atlantic Capital’s ability to pay dividends to our shareholders depends on the Surviving Bank’s ability to pay dividends to us. Neither Atlantic Capital Bank nor FSGBank paid dividends in 2014, 2013, or 2012. Additionally, banks and bank holding companies are subject to significant regulatory restrictions on the payment of cash dividends. In light of regulatory restrictions and our plans to build capital, Atlantic Capital currently intends to reinvest the earnings of Atlantic Capital Bank and the Surviving Bank and to not pay any dividends for the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, financial condition, regulatory requirements and other factors that the boards of directors of Atlantic Capital and the Surviving Bank consider relevant.

We may not be able to raise additional capital on terms favorable to us or at all.

In the future, should we need additional capital to support our business, expand our operations or maintain our minimum capital requirements, we may not be able to raise additional funds. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance at that time. We cannot provide assurance that such financing will be available to us on acceptable terms or at all. If we borrow money to provide capital to the Surviving Bank, we must obtain prior regulatory approvals, and we may not be able to pay this debt and could default. We cannot provide assurance that funds will be available to us on favorable terms or at all.

Shares of Atlantic Capital common stock are not FDIC insured.

Shares of Atlantic Capital common stock are not deposits with a bank and are not insured by the FDIC.

Risks Related to the Merger

The Merger Consideration may not accurately represent the value of the shares of First Security common stock exchanged in the merger.

Between 60% and 65% of the Merger Consideration will be comprised of Atlantic Capital common stock. There is no established public trading market for Atlantic Capital common stock. The Stone Point Securities Purchase Agreement, dated as of March 25, 2015, provides for the sale by Atlantic Capital of approximately 1,984,127 shares of Atlantic Capital common stock at $12.60 per share, which, based on the 0.188 share exchange ratio, represents an implied value of $2.37 per share of First Security common stock. The price per share was negotiated as one element of a complex agreement, and may not represent an accurate estimate of the value of Atlantic Capital common stock standing alone.

Because the market price of Atlantic Capital and First Security common stock will fluctuate, First Security shareholders cannot be sure of the exact value of the Merger Consideration they will receive.

Upon completion of the merger, each share of First Security common stock issued and outstanding immediately prior to closing of the merger (excluding certain specified shares) will be converted into the right to receive the per share Merger Consideration, which shall consist of either cash in the amount of $2.35 or 0.188 shares of Atlantic Capital common stock. The value of such shares of Atlantic Capital common stock to be received in exchange for certain shares of First Security common stock will depend on the price per share of Atlantic Capital common stock at the time the shares are actually received by a First Security shareholder. The value of Atlantic Capital common stock may fluctuate from the date the merger agreement was signed and publicly announced to the date this joint proxy statement/prospectus was prepared, the date of the First Security special shareholders’ meeting, the date they elect a form of Merger Consideration, and the date immediately prior to the closing of the merger. Accordingly, First Security shareholders will not know or be able to calculate the value of any Atlantic Capital common stock they are to receive in the merger at the time they submit their proxy or at the time of the special shareholders’ meeting. Stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Atlantic Capital’s businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Atlantic Capital or First Security.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Atlantic Capital’s ability to realize the anticipated benefits and cost savings from combining the businesses of Atlantic Capital and First Security. However, to realize these anticipated benefits and cost savings, Atlantic Capital must successfully combine the businesses of Atlantic Capital and First Security. If Atlantic Capital is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Atlantic Capital and First Security have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Atlantic Capital and First Security to maintain relationships with customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of First Security and Atlantic Capital during that transition period and on the combined company after the completion of the merger.

Atlantic Capital and First Security will incur significant transaction and merger-related integration costs in connection with the merger.

Atlantic Capital and First Security expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Atlantic Capital and First Security are continuing to assess the impact of these costs. The anticipated benefits of the merger may not offset incremental transaction and merger-related costs, or this net benefit may not be achieved in the near term. In addition, many of these costs will be incurred regardless of whether the merger is ever consummated.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law, the merger will not occur or will be delayed and each of Atlantic Capital and First Security may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions (which are described in greater detail beginning on page [●]), must be satisfied or, with respect to conditions other than shareholder and regulatory approval, waived, if permissible, before Atlantic Capital and First Security are obligated to complete the merger:

•	the merger agreement must be approved by the holders of a majority of the outstanding shares of Atlantic Capital common stock entitled to vote as of the record date of the Atlantic Capital special meeting;

•	the merger agreement must be approved by the holders of a majority of the outstanding shares of First Security common stock entitled to vote as of the record date of the First Security special meeting;

•	Atlantic Capital must receive sufficient financing to fund the Merger Consideration;

•	all required regulatory consents must be obtained; and

•	the absence of any law or order by a court or regulatory authority that prohibits, restricts or makes illegal the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the Federal Reserve, the OCC, and the DBF. These regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Atlantic Capital following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome, not anticipated or cannot be met. If the completion of the merger is delayed, including by a delay in receipt of necessary governmental approvals or waivers, the business, financial condition and results of operations of each company may also be materially adversely affected.

First Security shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger and will have less influence on the management and policies of Atlantic Capital than they had on First Security before the merger.

First Security shareholders will have a much smaller percentage ownership interest and effective voting power in Atlantic Capital compared to their ownership interest and voting power in First Security prior to the merger. Consequently, shareholders of First Security will have significantly less influence on the management and policies of Atlantic Capital after the merger than they now have on the management and policies of First Security. If the merger is consummated, current First Security shareholders will own approximately [●]% of Atlantic Capital’s outstanding common stock, on a fully diluted basis. Accordingly, former First Security shareholders will own less than a majority of the outstanding voting stock of the combined company and would, as a result, be outvoted by current Atlantic Capital shareholders if such current Atlantic Capital shareholders voted together as a group.

Pending litigation filed in connection with the merger could prevent or delay consummation of the merger.

Two putative shareholder class action lawsuits have been filed in connection with the merger. Knutson v. First Security Group, Inc. et al., filed April 15, 2015 in the Chancery Court for Hamilton County, Tennessee, names First Security, the members of its board of directors, and Atlantic Capital as defendants. Meade v. Kramer, et al., filed April 24, 2015 in the Chancery Court for Hamilton County, Tennessee, names First Security, the members of its board of directors, FSGBank, N.A., Atlantic Capital and Atlantic Capital Bank as defendants. Each of these complaints alleges, among other things, that the First Security directors breached their fiduciary duties in connection with the negotiation and approval of the merger agreement and that the other named defendants aided and abetted those alleged breaches of fiduciary duties. Among other relief, the plaintiffs seek injunctive relief preventing parties from consummating the merger, rescission of the transactions completed by the merger agreement, an award of attorney’s fees and expenses for plaintiffs and other forms of relief. On June 1, 2015, the Chancery Court entered an order consolidating these two suits under the caption In re First Security Group, Inc. Stockholder Litigation, Case No. 15-0212. On June 25, 2015, the plaintiffs filed an amended and consolidated class action complaint in the Chancery Court for Hamilton County, Chattanooga. The amended complaint repeats many of the same allegations of the original complaints but also makes additional allegations with respect to disclosures contained in this joint proxy statement/prospectus. On July 24, 2015, the defendants filed motions to dismiss the amended complaint. First Security and Atlantic Capital believe that these lawsuits are without merit and intend to vigorously defend against them. Neither First Security nor Atlantic Capital has accrued a liability for these claims.

The above-described lawsuits may delay the consummation of the merger or prevent it altogether, which could impose significant costs on both Atlantic Capital and First Security.

The market price of Atlantic Capital common stock after the merger may be affected by factors different from those affecting the shares of First Security or Atlantic Capital currently.

The businesses and current markets of Atlantic Capital and First Security differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of either Atlantic Capital or First Security. For a discussion of the business of Atlantic Capital and of certain factors to consider in connection with its business, see “Information About Atlantic Capital” beginning on page [●]. For a discussion of the business of First Security and of certain factors to consider in connection with its business, see “Where You Can Find More Information” on page [●].

The unaudited pro forma financial information included in this joint proxy statement/prospectus has been prepared by the parties’ management, and may differ materially from the combined company’s actual financial position and results of operations after the merger.

The unaudited pro forma financial information in this joint proxy statement/prospectus has been prepared by Atlantic Capital and First Security and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated or will be after the merger. The purchase price allocation reflected in the unaudited pro forma financial information is preliminary, and final allocation of the purchase price will be based upon the fair market values of the assets and liabilities of First Security as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in the unaudited pro forma financial information.

We expect the merger to constitute an ownership change within the meaning of Section 382 of the Internal Revenue Code, which will adversely affect our ability to fully utilize First Security’s deferred tax assets, and following the merger if we were to undergo future ownership changes, such changes would further affect our ability to fully utilize First Security’s deferred tax assets.

First Security previously experienced substantial net operating losses, which it is allowed to carry forward to offset current and future taxable income and thus reduce its federal income tax liability within applicable federal and state carryforward timeframes. However, Section 382 of the Internal Revenue Code contains rules that limit the ability of a company that undergoes an ownership change to utilize its deferred tax assets, including net operating losses, existing as of the date of such ownership change. The merger is expected to result in a future limitation on the use of these deferred tax assets. As of June 30, 2015, First Security has net deferred tax assets of $61.7 million that includes deferred tax assets associated with net operating loss carryforwards. As of June 30, 2015, First Security maintains a full valuation allowance against its net deferred tax assets. As disclosed in the unaudited pro forma condensed combined balance sheet, we expect to retain approximately $46.4 million of the net deferred tax assets and reverse the associated valuation allowance. This represents a permanent reduction of $15.3 million due to the limitation of Section 382 as of June 30, 2015. The reversal of the remaining applicable valuation allowance is based on management’s current assessment of the future taxable income of the combined entity. Management believes that it is more-likely-than-not that all retained First Security net operating loss carryforwards will be utilized within applicable timeframes. The total limitation will be determined as of the effective date of the merger and will be dependent on multiple factors, including, but not limited to, the actual consideration transferred and the applicable adjusted federal long-term tax-exempt rate for ownership changes as well as any potential changes in applicable tax regulations.

Following the merger, if we were to undergo another ownership change within the meaning of Section 382, an additional portion of the deferred tax assets existing as of the date of the subsequent ownership change may become unavailable to offset future federal and state tax liabilities. The Section 382 limitation is typically measured on a rolling three year basis.

The opinion obtained by First Security from Sandler O’Neill will not reflect changes in circumstances between the date of such opinion and the closing of the merger.

Sandler O’Neill rendered its oral opinion on June 4, 2015, which was subsequently confirmed in writing, to address the fairness of the merger consideration from a financial point of view as of the date of the opinion. Subsequent changes in the operations and prospects of Atlantic Capital or First Security, general market and economic conditions and other factors that may be beyond the control of Atlantic Capital and First Security, and on which the Sandler O’Neill opinion was based, may significantly alter the value of Atlantic Capital or First Security or the prices of shares of Atlantic Capital common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because First Security currently does not anticipate asking Sandler O’Neill to update its opinion, the opinion will not address the fairness of the common stock merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that First Security received from Sandler O’Neill, see “The Merger—Opinion of Financial Advisor to First Security” beginning on page [●]. For a description of the other factors considered by the First Security Board in determining to approve the merger, see “The Merger—First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors” beginning on page [●].

The opinion obtained by Atlantic Capital from Macquarie will not reflect changes in circumstances between signing the merger agreement and the closing of the merger.

Macquarie rendered an opinion, dated March 25, 2015, that, as of the date of the opinion, based upon and subject to certain matters stated in the opinion, the merger consideration to be paid by Atlantic Capital in the merger pursuant to the merger agreement is fair, from a financial point of view, to Atlantic Capital. Subsequent changes in the operations and prospects of Atlantic Capital or First Security, general market and economic conditions and other factors that may be beyond the control of Atlantic Capital and First Security, and on which the Macquarie opinion was based, may significantly alter the value of Atlantic Capital or First Security or the prices of shares of Atlantic Capital common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Atlantic Capital currently does not anticipate asking Macquarie to update its opinion, the opinion will not address the fairness of the common stock merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Atlantic Capital received from Macquarie, see “The Merger—Opinion of Financial Advisor to Atlantic Capital” beginning on page [●]. For a description of the other factors considered by the Atlantic Capital Board in determining to approve the merger, see “The Merger—Atlantic Capital’s Reasons for the Merger and Recommendation of the Atlantic Capital Board of Directors” beginning on page [●].

The Atlantic Capital unaudited prospective financial information included in this joint proxy statement/prospectus may not be predictive of actual future results.

The Atlantic Capital unaudited prospective financial information in this joint proxy statement/prospectus was provided by Atlantic Capital’s management to First Security, Sandler O’Neill and Macquarie in connection with part of their analyses, including Macquarie’s analysis in its fairness opinion to the Atlantic Capital Board. The Atlantic Capital unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants (“AICPA”) for preparation and presentation of prospective financial information, or GAAP. This information is not fact and should not be relied upon as being necessarily indicative of future results or financial condition, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the Atlantic Capital unaudited prospective financial information. Neither Atlantic Capital’s independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the Atlantic Capital unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or the achievability of the results predicted. The inclusion of such Atlantic Capital unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such information will be predictive of actual future events or actual future results. Changes in the future operations and prospects of Atlantic Capital may be affected by general business, economic, financial and market conditions, many of which are beyond Atlantic Capital’s control and are not reflected in the Atlantic Capital unaudited prospective financial information. In addition, the Atlantic Capital unaudited prospective financial information included in this proxy statement/prospectus does not give effect to the impact of the merger. For more information, see “The Merger—Certain Atlantic Capital Unaudited Prospective Financial Information” beginning on page [●].

The First Security unaudited prospective financial information included in this joint proxy statement/prospectus may not be predictive of actual future financial results or condition.

The First Security unaudited prospective financial information in this joint proxy statement/prospectus was provided by First Security’s management to Atlantic Capital, Macquarie and Sandler O’Neill in connection with part of their analyses, including Sandler O’Neill’s analysis in its fairness opinion to the First Security Board. The First Security unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the AICPA for preparation and presentation of prospective financial information, or GAAP. This information is not fact and should not be relied upon as being necessarily indicative of future results or financial condition, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the First Security unaudited prospective financial information. Neither First Security’s independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the First Security unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or the achievability of the results predicted. The inclusion of such First Security unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such information will be predictive of actual future events or actual future results. Changes in the future operations and prospects of First Security may be affected by general business, economic, financial and market conditions, many of which are beyond First Security’s control and are not reflected in the First Security unaudited prospective financial information. In addition, the First Security unaudited prospective financial information included in this proxy statement/prospectus does not give effect to the impact of the merger. For more information, see “The Merger—Certain First Security Unaudited Prospective Financial Information” beginning on page [●].

First Security directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of First Security shareholders.

Executive officers of First Security, together with First Security’s financial and legal advisors, negotiated the terms of the merger agreement with their counterparts at Atlantic Capital, and the First Security Board adopted and approved the merger agreement and recommend that First Security shareholders vote to approve the merger agreement on the terms set forth in the merger agreement. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that First Security’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of First Security shareholders. Although the members of each of the Atlantic Capital Board and the First Security Board knew about these additional interests and considered them when they approved the merger agreement, you should understand that these and some other additional interests of First Security directors and executive officers may cause some of these persons to view the proposed transaction differently than you may view it as a shareholder. See “The Merger—First Security’s Directors and Officers Have Financial Interests in the Merger” beginning on page [●] for information about these financial interests.

Atlantic Capital directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Atlantic Capital shareholders.

Executive officers of Atlantic Capital, together with Atlantic Capital’s financial and legal advisors, negotiated the terms of the merger agreement with their counterparts at First Security, and the Atlantic Capital Board adopted and approved the merger agreement and recommend that Atlantic Capital shareholders vote to approve the merger agreement on the terms set forth in the merger agreement. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that Atlantic Capital’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Atlantic Capital shareholders. Although the members of each of the Atlantic Capital Board and the First Security Board knew about these additional interests and considered them when they approved the merger agreement, you should understand that these and some other additional interests of Atlantic Capital directors and executive officers may cause some of these persons to view the proposed transaction differently than you may view it as a shareholder. See “The Merger—Atlantic Capital’s Directors and Officers Have Financial Interests in the Merger” beginning on page [●] for information about these financial interests.

The merger may distract management of First Security and Atlantic Capital from their other responsibilities.

The merger could cause the respective management groups of First Security and Atlantic Capital to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management, if significant, could affect its ability to fully realize the expected financial benefits from this transaction if the merger agreement is approved and the merger takes place.

THE ATLANTIC CAPITAL SPECIAL SHAREHOLDERS MEETING

Date, Time and Place

Atlantic Capital will hold its special meeting of its shareholders at [●], Atlanta, Georgia 30305 at [●], local time on [●], 2015.

Purpose of the Special Meeting

At the special meeting, Atlantic Capital’s shareholders will be asked to consider and vote upon proposals to:

•	approve the merger agreement and the transactions contemplated thereby;

•	adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the transactions contemplated thereby; and

•	transact any other business that may properly be brought before the special meeting.

Recommendation of the Atlantic Capital Board of Directors

The Atlantic Capital Board has determined that the merger is advisable and in the best interests of Atlantic Capital and its shareholders and recommends that Atlantic Capital’s shareholders vote “FOR” the Atlantic Capital merger proposal and “FOR” the Atlantic Capital adjournment proposal.

Record Date and Voting Securities

The Atlantic Capital Board has set the close of business on [●], 2015 as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. As of [●], 2015, there were [●] shares of Atlantic Capital common stock outstanding.

Quorum and Voting Procedures; Votes Required for Approval

A quorum of the common stock must be present for business to be conducted at the special meeting on the matters on which such holders are entitled to vote. For all matters to be voted on at the meeting by Atlantic Capital’s shareholders, a quorum will consist of a majority of the outstanding shares of Atlantic Capital common stock. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain or instruct the proxies to abstain from voting on one or more matters. Broker “non-votes” also will be counted in determining whether there is a quorum. A broker “non-vote” occurs when a broker or other nominee holding shares for a beneficial owner signs and returns a proxy with respect to those shares held in a fiduciary capacity (typically referred to as being held in “street name”) but does not vote on a particular matter because the nominee does not have the discretionary voting power with respect to that matter and has not received instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters but not on non-routine matters. The proposals that Atlantic Capital shareholders are being asked to vote on at the special meeting are not considered routine matters and accordingly brokers or other nominees may not vote without instructions. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of Atlantic Capital common stock you held of record on the record date on each matter brought before the special meeting on which you are entitled to vote.

Approval of the Atlantic Capital merger proposal requires the affirmative vote of a majority of all shares of Atlantic Capital common stock entitled to vote at the special meeting voting together as one voting group. In the case of this proposal, abstentions and broker non-votes will have the same effect as a vote against the merger.

The Atlantic Capital adjournment proposal requires the vote of more shares cast in favor of the proposal than are cast against it. In the case of this proposal, abstentions and broker non-votes will have no effect on the vote.

Directors and executive officers of Atlantic Capital, who are entitled to vote approximately [●]% of Atlantic Capital common stock as of [●], 2015, are expected to vote for approval of the merger agreement.

Shares Subject to Support Agreements; Shares Held By Directors and Executive Officers

As an inducement to and a condition of First Security’s willingness to enter into the merger agreement, each of the directors of Atlantic Capital entered into a support agreement with First Security. Pursuant to the support agreements, each of the directors of Atlantic Capital agreed, among other things, to vote (or cause to be voted), all the shares over which he or she has sole voting authority, in favor of the approval of the merger agreement at the special meeting of the Atlantic Capital shareholders. As of [●], 2015, the directors of Atlantic Capital were entitled to vote [●] shares, or approximately [●]% of the outstanding shares of Atlantic Capital common stock. The support agreements will terminate if the merger agreement is terminated. A copy of the form of this support agreement is attached as Exhibit D to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. Atlantic Capital shareholders are urged to read the support agreements in their entirety.

Voting of Proxies

The enclosed proxy with respect to the Atlantic Capital special meeting is solicited by the Atlantic Capital Board. The Atlantic Capital Board has selected Douglas L. Williams and Carol H. Tiarsmith to act as proxies with full power of substitution.

Atlantic Capital requests that you sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope. Please mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided.

All proxies will be voted as directed by the shareholder on the proxy form. A proxy, if executed and not revoked, will be voted in the following manner on the proposals on which such shareholder is entitled to vote (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	FOR the Atlantic Capital merger proposal; and

•	FOR the Atlantic Capital adjournment proposal.

As of the date of this joint proxy statement/prospectus, management has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this joint proxy statement/prospectus or in the related Atlantic Capital proxy card, other than the matters set forth in the notice of special meeting of shareholders of Atlantic Capital. If any other matter is properly presented at the Atlantic Capital special meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important. Accordingly, please submit your proxy as soon as possible whether or not you plan to attend the Atlantic Capital special meeting. You may do this by completing, signing, and dating the enclosed proxy card and returning it in the postage-paid envelope provided.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Atlantic Capital or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Atlantic Capital stock on behalf of their customers may not give a proxy to Atlantic Capital to vote those shares without specific instructions from their customers.

If you are a Atlantic Capital shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on any non-routine matter at the special meeting (as described in “The Atlantic Capital Special Shareholders Meeting—Quorum and Voting Procedures; Votes Required for Approval” above).

Your vote is important. Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the Atlantic Capital special meeting in person.

Revocability of Proxies

A shareholder may revoke an appointment of a proxy at any time before the special meeting by:

•	sending a signed notice of revocation to Carol H. Tiarsmith, Atlantic Capital’s Chief Financial Officer, at Atlantic Capital’s principal executive offices at 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305;

•	sending a new, valid proxy bearing a later date to Carol H. Tiarsmith at the address indicated above;

•	using the Internet or telephone as of a date subsequent to the prior Internet or telephone use; or

•	if a shareholder of record, attending the special meeting and announcing the shareholder’s intention to vote in person.

If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy.

Solicitation of Proxies

Atlantic Capital will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus to its shareholders and other proxy solicitation expenses. In addition to the use of the mails and the Internet, appointments of proxy may be solicited in person or by telephone by Atlantic Capital’s officers, directors and employees without additional compensation. Atlantic Capital will reimburse banks, brokers and other custodians, nominees, and fiduciaries for their costs in sending the proxy materials to the beneficial owners of Atlantic Capital common stock.

THE ATLANTIC CAPITAL PROPOSALS

Proposal 1—Approval of the Merger Agreement and the Merger

At the Atlantic Capital special meeting, shareholders of Atlantic Capital will be asked to approve the Atlantic Capital merger proposal providing for the merger of First Security with and into Atlantic Capital. Shareholders of Atlantic Capital should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Atlantic Capital Board, by a unanimous vote of all directors, approved the merger agreement and the merger, to be advisable and in the best interests of Atlantic Capital and its shareholders. See “The Merger—Atlantic Capital’s Reasons for the Merger and Recommendation of the Atlantic Capital Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Atlantic Capital Board’s recommendation.

THE ATLANTIC CAPITAL BOARD UNANIMOUSLY RECOMMENDS THAT ATLANTIC CAPITAL SHAREHOLDERS VOTE “FOR” THE ATLANTIC CAPITAL MERGER PROPOSAL.

Proposal 2—Adjournment of the Special Meeting

If Atlantic Capital does not receive a sufficient number of votes to constitute a quorum of the common stock or approve the merger agreement and the transactions contemplated thereby, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement and the transactions contemplated thereby. Atlantic Capital does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement and the transactions contemplated thereby. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Atlantic Capital shareholders for approval, the approval requires the affirmative vote of the holders of a majority of the shares of common stock present, in person or by proxy, at the special meeting, whether or not a quorum is present.

THE ATLANTIC CAPITAL BOARD UNANIMOUSLY RECOMMENDS THAT ATLANTIC CAPITAL SHAREHOLDERS VOTE “FOR” THE ATLANTIC CAPITAL ADJOURNMENT PROPOSAL.

THE FIRST SECURITY SPECIAL SHAREHOLDERS MEETING

Date, Time and Place

First Security will hold its special meeting of its shareholders at [●], Chattanooga, Tennessee, at [●], local time on [●], 2015.

Purpose of the Special Meeting

At the special meeting, First Security’s shareholders will be asked to consider and vote upon proposals to:

•	approve the merger agreement between Atlantic Capital and First Security and the merger of First Security with and into Atlantic Capital;

•	vote on a non-binding advisory resolution to approve certain compensation that may become payable to First Security’s named executive officers in connection with the merger;

•	adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement; and

•	transact any other business that may properly be brought before the special meeting.

Recommendation of the First Security Board of Directors

The First Security Board has determined that the merger is advisable and in the best interests of First Security and its shareholders and recommends that First Security’s shareholders vote “FOR” the First Security merger proposal, “FOR” the merger-related compensation proposal, and “FOR” the First Security adjournment proposal.

Record Date and Voting Securities

The First Security Board has set the close of business on [●], 2015 as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. As of [●], 2015, there were [●] shares of First Security common stock outstanding.

Quorum and Voting Procedures; Votes Required for Approval

A quorum of the common stock must be present for business to be conducted at the special meeting on the matters on which such holders are entitled to vote. For all matters to be voted on at the meeting by First Security’s shareholders, a quorum will consist of a majority of the outstanding shares of First Security common stock. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain or instruct the proxies to abstain from voting on one or more matters. Broker “non-votes” also will be counted in determining whether there is a quorum. A broker “non-vote” occurs when a broker or other nominee holding shares for a beneficial owner signs and returns a proxy with respect to those shares held in a fiduciary capacity (typically referred to as being held in “street name”) but does not vote on a particular matter because the nominee does not have the discretionary voting power with respect to that matter and has not received instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters but not on non-routine matters. The proposals that First Security shareholders are being asked to vote on at the special meeting are not considered routine matters and, accordingly, brokers or other nominees may not vote without instructions. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of First Security common stock you held of record on the record date on each matter brought before the special meeting on which you are entitled to vote.

Approval of the First Security merger proposal requires the affirmative vote of a majority of all shares of First Security common stock entitled to vote at the special meeting voting together as one voting group. In the case of this proposal, abstentions and broker non-votes will have the same effect as a vote against the merger.

The merger-related compensation proposal and the First Security adjournment proposal each require the vote of more shares cast in favor of the proposal than are cast against it. In the case of these proposals, abstentions and broker non-votes will have no effect on the vote.

Directors and executive officers of First Security, who are entitled to vote approximately [●]% of First Security common stock as of [●], 2015, are expected to vote for approval of the merger agreement.

Shares Subject to Support Agreements; Shares Held By Directors and Executive Officers

As an inducement to and a condition of Atlantic Capital’s willingness to enter into the merger agreement, each of the directors of First Security entered into a support agreement with Atlantic Capital. Pursuant to the support agreements, each of the directors of First Security agreed, among other things, to vote (or cause to be voted), all the shares over which he or she has sole voting authority, in favor of the approval of the merger agreement at the special meeting of the First Security shareholders. As of [●], 2015, the directors of First Security were entitled to vote [●] shares, or approximately [●]% of the outstanding shares of First Security common stock. The support agreements will terminate if the merger agreement is terminated. A copy of the form of this support agreement is attached as Exhibit D to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. First Security shareholders are urged to read the support agreements in their entirety.

Voting of Proxies

The enclosed proxy with respect to the First Security special meeting is solicited by the First Security Board. The First Security Board has selected D. Michael Kramer and John R. Haddock, each with full power of substitution, to act as proxies.

First Security requests that you sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope. Please mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided.

All proxies will be voted as directed by the shareholder on the proxy form. A proxy, if executed and not revoked, will be voted in the following manner on the proposals on which such shareholder is entitled to vote (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	FOR the First Security merger proposal;

•	FOR the merger-related compensation proposal; and

•	FOR approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary.

As of the date of this joint proxy statement/prospectus, management has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this joint proxy statement/prospectus or in the related First Security proxy card, other than the matters set forth in the notice of special meeting of shareholders of First Security. If any other matter is properly presented at the First Security special meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important. Accordingly, please submit your proxy as soon as possible whether or not you plan to attend the First Security special meeting. You may do this by completing, signing, and dating the enclosed proxy card and returning it in the postage-paid envelope provided.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to First Security or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of First Security stock on behalf of their customers may not give a proxy to First Security to vote those shares without specific instructions from their customers.

If you are a First Security shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on any non-routine matter at the special meeting (as described in “The First Security Special Shareholders Meeting—Quorum and Voting Procedures; Votes Required for Approval” above).

Your vote is important. Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the First Security special meeting in person.

Revocability of Proxies

A shareholder may revoke an appointment of a proxy at any time before the special meeting by:

•	sending a written notice of revocation to John R. Haddock, First Security’s Chief Financial Officer, Executive Vice President and Secretary, at First Security’s principal executive offices at 531 Broad Street, Chattanooga, Tennessee 37402;

•	sending a new, valid proxy bearing a later date to John R. Haddock at the address indicated above;

•	using the Internet or telephone as of a date subsequent to the prior Internet or telephone use; or

•	attending the special meeting and announcing the shareholder’s intention to vote in person.

If you are not the shareholder of record and you wish to attend the special meeting and vote in person, you will be required to provide evidence of your ownership of the shares. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy prior to the special meeting.

Solicitation of Proxies

First Security will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus to its shareholders and other proxy solicitation expenses. In addition to the use of the mails and the Internet, appointments of proxy may be solicited in person or by telephone by First Security’s officers, directors, and employees without additional compensation. First Security will reimburse banks, brokers and other custodians, nominees, and fiduciaries for their costs in sending the proxy materials to the beneficial owners of First Security common stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of First Security common stock as of [●], 2015 by (1) each current director of First Security; (2) each named executive officer of First Security; (3) all First Security named executive officers and directors as a group; and (4) each person or entity known to us to be the beneficial owner of more than 5% of First Security’s outstanding common stock, based on the most recent Schedules 13G and 13D Reports filed with the SEC and the information contained in those filings. Unless otherwise indicated, the address for each person included in the table is 531 Broad Street, Chattanooga, Tennessee 37402. Fractional shares as a result of First Security’s dividend reinvestment plan have been rounded to the nearest share for presentation purposes.

For purposes of this table, “beneficial ownership” has been determined in accordance with the rules issued under the Exchange Act, pursuant to which a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within 60 days from [●], 2015.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Shares Beneficially Owned(2)
Directors:
Henchy R. Enden	4,150	(3)	*
William F. Grant, III	49,609	(4)	*
William C. Hall	22,370	(5)	*
Adam G. Hurwich	4,650	(6)	*
Carol H. Jackson	85,918	(7)	*
Kelly P. Kirkland	23,647	(8)	*
D. Michael Kramer	482,512	(9)	*
Robert R. Lane	27,250	(10)	*
Larry D. Mauldin	213,950	(11)	*

Named Executive Officers, who are not also Directors:
Denise M. Cobb	175,550	(12)	*
John R. Haddock	328,305	(13)	*
Christopher G. Tietz	334,053	(14)	*

All Current Directors and Executive Officers, as a Group (12 persons):	1,751,964	(15)	2.61%

5% Shareholders:
GF Financial II, LLC	6,080,000	(16)	9.05%
MFP Partners, L.P.	6,080,000	(17)	9.05%
Ulysses Partners, L.P.	6,000,000	(18)	8.93%
Forest Hill Capital LLP	4,966,505	(19)	7.39%
Thomson Horstmann & Bryant Inc.	3,698,640	(20)	5.51%

*	Less than 1% of First Security’s outstanding shares
(1)	Some or all of the shares may be subject to margin accounts.
(2)	The percentage of First Security common stock beneficially owned assumes, in each of the numerator and the denominator, the exercise by the shareholder or group named in each row of all options for the purchase of First Security common stock held by such shareholder or group and exercisable within 60 days of April 15, 2015. The denominator includes 66,826,134 shares of common stock issued and outstanding as of April 15, 2015, plus, for each shareholder or group named in each row, that number of shares subject to the exercise of applicable stock options held by such shareholder or group and exercisable within 60 days after April 15, 2015.
(3)	Includes 2,000 shares subject to restricted stock awards and 1,650 shares that Ms. Enden has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shared directly owned by Ms. Enden.

(4)	Includes 2,000 shares subject to restricted stock awards and 4,950 shares that Mr. Grant has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned by Mr. Grant.
(5)	Includes 2,000 shares subject to restricted stock awards and 5,250 shares that Mr. Hall has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned.
(6)	Includes 2,000 shares subject to restricted stock awards and 1,650 shares that Mr. Hurwich has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned by Mr. Hurwich.
(7)	Includes 2,000 shares subject to restricted stock awards and 666 shares owned by Ms. Jackson’s spouse and 509 shares owned by an IRA for the benefit of Ms. Jackson; also includes 8,670 shares that Ms. Jackson has the right to acquire by exercising options that are exercisable with 60 days after April 15, 2015. All other shares directly owned.
(8)	Includes 2,000 shares subject to restricted stock awards and 4,950 shares that Ms. Kirkland has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned by Ms. Kirkland.
(9)	Includes 41,762 shares held in First Security’s 401(k) plan; includes 160,000 shares subject to restricted stock awards; also includes 105,000 shares that Mr. Kramer has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned by Mr. Kramer.
(10)	Includes 2,000 shares subject to restricted stock awards and 4,950 shares that Mr. Lane has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned by Mr. Lane.
(11)	Includes 2,000 shares subject to restricted stock awards and 4,950 shares that Mr. Mauldin has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned by Mr. Mauldin.
(12)	Includes 80,850 shares subject to restricted stock awards; and also includes 53,050 shares that Ms. Cobb has the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned.
(13)	Includes 10,000 shares held in First Security’s 401(k) plan and also includes 128,850 shares subject to restricted stock awards. Additionally, Mr. Haddock has the right to acquire 84,805 shares by exercising options that are exercisable within 60 days after April 15, 2015. All other shares directly owned.
(14)	Includes 1,634 shares owned by a trust controlled by Mr. Tietz and also includes 130,550 shares subject to restricted stock awards. All other shares directly owned.
(15)	Includes 363,875 shares that the holders have the right to acquire by exercising options that are exercisable within 60 days after April 15, 2015.
(16)	GF Financial II, LLC a Delaware limited liability company (“GFF II”), is the record holder of the shares indicated. Diaco Investments, L.P., is a Delaware limited partnership and 100% owner of GFF II (“Diaco”), Siget, LLC, is a Delaware limited liability company and general partner of Diaco (“Siget”), Simon Glick is a managing member of Siget and Seymour Pluchenik is a managing member of Siget. Each of the foregoing may be deemed to share voting and dispositive power with respect to the shares held by GFF II. The address of each GFF II affiliate is 810 Seventh Avenue, 28th Floor, New York, New York 10019.
(17)	MFP Partners, LP, a Delaware limited partnership (“MFP”), is the record holder of the shares indicated. MFP Investors LLC, a Delaware limited liability company, is the general partner of MFP (“MFP Investors”), and Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors (the “MFP Reporting Persons”). Due to their respective relationships with MFP and each other, each of the MFP Reporting Persons may be deemed to share voting and dispositive power with respect to the shares presented. The address of the MFP Reporting Persons is 667 Madison Avenue, 25th Floor, New York, New York 10065.
(18)

Ulysses Management LLC is a Delaware limited liability company (“Ulysses Management”), Ulysses Partners, L.P., is a Delaware limited partnership (“Ulysses Partners”), Ulysses Offshore Fund, Ltd, is an exempted company incorporated and existing under the laws of the Cayman Islands (“Ulysses Offshore”), Joshua Nash LLC, is a Delaware limited liability company (“Nash LLC”), and Joshua Nash is a United

States citizen. Ulysses Management, in its capacity as investment manager, may be deemed to share voting and investment power over the 5,130,000 shares beneficially owned by Ulysses Partners and the 870,000 shares beneficially owned by Ulysses Offshore, Nash LLC, as the managing general partner of Ulysses Partners, may be deemed to share voting and investment power over the 5,130,000 shares beneficially owned by Ulysses Partners, and Mr. Nash, as an executive of Ulysses Management, the sole member of Nash LLC and the President of Ulysses Offshore, may be deemed to share voting and investment power over the 6,000,000 shares beneficially owned by Ulysses Management and the 5,130,000 shares beneficially owned by Ulysses Partners and Ulysses Offshore. The address of each Ulysses Management affiliate is c/o Ulysses Management LLC, One Rockefeller Plaza, New York, New York 10020.
(19)	Forest Hill Capital, LLC is a Delaware limited liability company (“Forest Hill”) and Mark Lee is a United States citizen. Forest Hill, in its capacity as the managing general partner of Forest Hill Select Fund, L.P., may be deemed to share voting and investment power over the 1,517,429 shares owned by Forest Hill Select Fund, L.P. Forest Hill, in its capacity as the managing general partner of Forest Hill Strategic Value Fund, L.P., may be deemed to share voting and investment power over the 252,118 shares owned by Forest Hill Strategic Value Fund, L.P. Forest Hill, in its capacity as the investment advisor of Parkin Oak LLC, may be deemed to share voting and investment power over the 951,634 shares beneficially owned by Parkin Oak, LLC. Forest Hill, in its capacity as investment manager, may be deemed to share investment power over the 1,391,323 shares owned by a managed account for which it does not have voting power. Forest Hill, in its capacity as investment manager, may be deemed to share voting and investment power over the 296,343 shares owned by a managed account. Mr. Lee, as the principal of Forest Hill, may be deemed to share beneficial ownership of the shares of common stock over which Forest Hill may share beneficial ownership. The address of Forest Hill and each of its affiliates is 100 Morgan Keegan Dr., Suite 430, Little Rock, Arkansas 72202.
(20)	Thompson Horstmann & Bryant, Inc. is a Delaware corporation (“Thompson Horstmann & Bryant”). The number of beneficial shares indicated is based on a Schedule 13G filed with the SEC on January 22, 2015. The address of Thompson Horstmann & Bryant is 501 Merritt 7, Norwalk, Connecticut 06851.

Dissenters’ Rights

The proposals being voted on at the First Security special meeting do not create dissenters’ rights of appraisal under Tennessee law or the First Security articles of incorporation or bylaws.

Shareholder Proposals for the 2016 Annual Meeting

To be considered for inclusion in next year’s proxy statement, all shareholder proposals must comply with applicable laws and regulations, including SEC Rule 14a-8, as well as First Security’s bylaws, and must be delivered in writing to the Corporate Secretary of First Security at its principal executive offices at 531 Broad Street, Chattanooga, Tennessee 37402, no later than January 6, 2016, unless the 2016 Annual Meeting is held more than 30 days earlier or later than the 2015 Annual Meeting.

In accordance with First Security’s bylaws and subject to applicable laws and regulations promulgated by the SEC, a shareholder may nominate persons for election as directors. If the officer presiding at the annual meeting determines that a nomination was not made in accordance with the bylaws, the nomination may be disregarded. The bylaws require written notice to the Corporate Secretary of First Security of the nomination be received at our principal executive offices prior to April 18, 2016, or at least 60 days prior to the date of the 2016 Annual Meeting provided that First Security publicly announces the 2016 Annual Meeting date at least 75 days in advance. The notice must set forth:

(1) the name, age, business address and residence address of all individuals nominated;

(2) the principal occupation or employment of all individuals nominated;

(3) the class and number of shares of First Security that are beneficially owned by all individuals nominated;

(4) any other information relating to all individuals nominated that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A of the Exchange Act, and the SEC’s rules and regulations thereunder and any other applicable laws or rules or regulations of any governmental authority or of any national securities exchange or similar body overseeing any trading market on which shares of First Security are traded;

(5) the name and record address of the nominating shareholder; and

(6) the class and number of shares of First Security which are beneficially owned by the nominating shareholder.

With respect to other shareholder proposals, pursuant to SEC Rule 14a-4(c)(1), if the proponent of a shareholder proposal fails to notify First Security at least 45 days prior to the anniversary of sending the prior year’s proxy statement, the proxies of First Security’s management would be permitted to use their discretionary authority at First Security’s next Annual Meeting of Shareholders if the proposal were raised at the meeting without any discussion of the matter in the proxy statement. For purposes of the 2016 Annual Meeting of Shareholders, the deadline is March 21, 2016.

THE FIRST SECURITY PROPOSALS

Proposal 1—Approval of the Merger Agreement and the Merger

At the First Security special meeting, shareholders of First Security will be asked to approve the First Security merger proposal providing for the merger of First Security with and into Atlantic Capital. Shareholders of First Security should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the First Security Board, by a unanimous vote of all directors, approved the merger agreement and the merger, to be advisable and in the best interests of First Security and its shareholders. See “The Merger—First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the First Security Board’s recommendation.

THE FIRST SECURITY BOARD UNANIMOUSLY RECOMMENDS THAT FIRST SECURITY SHAREHOLDERS VOTE “FOR” THE FIRST SECURITY MERGER PROPOSAL.

Proposal 2—Merger-Related Compensation

As required by Section 14A of the Exchange Act, First Security is providing its shareholders with the opportunity to approve, in a non-binding advisory vote, the compensation proposal, by voting on the following resolution:

“RESOLVED, that the compensation that may be paid to the named executive officers of First Security in connection with or as a result of the merger, as disclosed in the section entitled “The Merger—First Security’s Directors and Officers Have Financial Interests in the Merger” and the related tables and narrative, is hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger. The vote on this proposal is a vote separate and apart from the vote on the First Security merger proposal. Because the compensation proposal is advisory in nature only, a vote for or against approval will not be binding on either First Security or Atlantic Capital.

The compensation that is subject to this proposal is a contractual obligation of First Security and/or FSGBank and of Atlantic Capital and Atlantic Capital Bank as the successors thereto. If the merger is approved and completed, such compensation may be paid, subject only to the conditions applicable thereto, even if shareholders fail to approve this proposal. If the merger is not completed, the First Security Board will consider the results of the vote in making future executive compensation decisions.

THE FIRST SECURITY BOARD UNANIMOUSLY RECOMMENDS THAT FIRST SECURITY SHAREHOLDERS VOTE “FOR” THE MERGER-RELATED COMPENSATION PROPOSAL.

Proposal 3—Adjournment of the Special Meeting

If First Security does not receive a sufficient number of votes to constitute a quorum of the common stock or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. First Security does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the First Security shareholders for approval, the approval requires the affirmative vote of the holders of a majority of the shares of common stock cast on the matter at the special meeting, whether or not a quorum is present.

THE FIRST SECURITY BOARD UNANIMOUSLY RECOMMENDS THAT FIRST SECURITY SHAREHOLDERS VOTE “FOR” THE FIRST SECURITY ADJOURNMENT PROPOSAL.

THE MERGER

Background of the Merger

As part of their ongoing consideration and evaluation of their respective long-term prospects and strategies, the boards of directors and senior management of Atlantic Capital and First Security regularly review and assess their business strategies and objectives, including strategic opportunities and challenges, and consider various strategic options potentially available to them, all with the goal of enhancing value for shareholders.

Following a successful $96 million recapitalization of First Security in 2013, including a material disposition of nonperforming assets, First Security’s management and the First Security Board looked at avenues to transform First Security into a premier community bank in East Tennessee. During the course of First Security’s analysis of its strategic alternatives, First Security identified the need to materially grow its earning assets. Through the recapitalization, First Security had rebuilt its policies, procedures and infrastructure to oversee a premier community bank franchise, but its mix of earnings and assets was insufficient to support its cost infrastructure.

During the second half of 2013, management of First Security rebuilt the commercial lending teams, the treasury management business and established the TriNet division in an effort to profitably grow First Security’s balance sheet, improve core funding and improve fee income. These efforts laid the foundation for improvement in profitability which First Security began to realize in 2014. As FSGBank’s balance sheet and profitability improved, management and the First Security Board continued their efforts to forecast company performance and correlated risk. In January 2014, members of the First Security Board began exploring informal conversations to assess interest in the possibility of potential strategic partnerships.

In June 2014, the First Security Board engaged in a top-down review of First Security’s performance since the recapitalization. Management reported on First Security’s return to profitability, the lifting of the OCC’s consent order against FSGBank, and the progress made on First Security’s strategic initiatives to become a premier community bank franchise and the informal conversations conducted by members of the First Security Board. Management identified the continued uncertainty in the interest rate environment as a potential concern regarding management’s ability to achieve certain financial performance targets. In light of the uncertainty in the interest rate environment, and continued low loan demand from First Security’s traditional markets, the First Security Board directed management to continue to implement the strategic plan, but also to explore the possibility of a merger partner for First Security. Additionally, Sandler O’Neill conducted a presentation on the overall M&A market and potential strategic options as part of First Security Board’s initial top-down review.

In July 2014, Ms. Henchy Enden, a director of First Security and an affiliate of a significant shareholder of First Security, introduced Michael Kramer, President and Chief Executive Officer of First Security, to Brian Jones, a director of Atlantic Capital and an affiliate of a significant shareholder of Atlantic Capital. Following a discussion regarding the backgrounds of Atlantic Capital, First Security and each respective company’s opportunities and execution risks, Mr. Jones proposed an introduction of Mr. Kramer to Douglas L. Williams, President and Chief Executive Officer of Atlantic Capital. Messrs. Kramer and Williams met on July 24, 2014 and discussed the history of the respective companies and banks, the markets, competitive situations, the cultures, ownership and goals of the companies. Messrs. Kramer and Williams agreed that it would be desirable to enter into a non-disclosure agreement for the purpose of sharing more detailed, non-public information to determine if there might be a basis for a merger of the companies.

To assist in the consideration of its strategic alternatives, the First Security Board retained the services of Sandler O’Neill to represent the First Security Board in a strategic merger or sale of First Security. The First Security Board was familiar with the services of Sandler O’Neill in connection with Sandler O’Neill’s role in assisting with the First Security recapitalization. The First Security Board selected Sandler O’Neill to advise on its strategic alternatives due to Sandler O’Neill’s qualifications, expertise, reputation and experience in mergers and acquisitions involving financial institutions.

On July 25, 2014, First Security and Atlantic Capital executed a Confidentiality and Non-Disclosure Agreement.

In order to assess potential interest and to assess the value of First Security, Sandler O’Neill was instructed, after discussions with First Security management and with the approval of the First Security Board, to approach a number of banking companies, which were believed to be financially positioned to potentially pursue a transaction with First Security, which had expressed interest in First Security previously, or which had expressed interest in expanding into East Tennessee broadly or Chattanooga and/or Knoxville specifically. Based on these instructions and Sandler O’Neill’s own knowledge of the potential market, as discussed with First Security management, Sandler O’Neill contacted seven banks on a confidential basis to explore their potential interest in a transaction with First Security. As a result of Sandler O’Neill’s conversations, through the course of August and September, meetings took place between the management teams of First Security and four publicly traded bank holding companies in the southeastern U.S. Additionally, management of First Security initiated conversations with three privately traded bank holding companies in addition to Atlantic Capital based on those companies’ expressed interest. Following these initial conversations, two publicly traded bank holding companies in the southeastern U.S. (“Company A” and “Company B”) pursued further due diligence. Conversations also continued between Atlantic Capital and First Security, primarily among management.

On October 7, 2014, Company A provided an indication of interest proposing a 75% stock/25% cash deal valued at a range of $2.10 to $2.50 per share of First Security common stock. On October 8, 2014, Company B provided an indication of interest proposing an all-stock transaction at a range of $1.90 to $2.10 per share of First Security common stock. Each of the indications of interest from Company A and Company B contemplated exclusive future negotiations.

On October 13, 2014, the First Security Board heard presentations from Sandler O’Neill regarding the proposals set forth informally by Atlantic Capital, and in the indications of interest received from each of Company A and Company B. The First Security Board directed management to further explore potential transactions with Company A and Company B, while continuing to engage Atlantic Capital in discussions. The First Security Board directed management and Sandler O’Neill to seek “final and best” indications of interest from each of the interested parties by the end of 2014. Subsequent meetings between members of Atlantic Capital’s and First Security’s respective management teams focused on tax issues and First Security’s net operating losses.

On October 16, 2014, Messrs. Kramer and Williams met with members of both management teams to assess the credit and corporate cultures of each organization. Additionally, a representative of Sandler O’Neill was present and the management teams also discussed potential transaction structures.

On October 20, 2014, Mr. Kramer, Mr. Williams, Walter M. “Sonny” Deriso, Jr., Chairman of the Atlantic Capital Board, Larry D. Mauldin, Chairman of the First Security Board, and members of both management teams met to discuss board governance of the combined company, and Christopher G. Tietz, Executive Vice President and Chief Credit Officer of First Security, and Richard A. Oglesby, Jr., Executive Vice President and Chief Risk Officer of Atlantic Capital, met to exchange and discuss loan portfolio information.

Based on these discussions, Atlantic Capital proposed, through a letter of intent dated October 22, 2014, a combination of Atlantic Capital and First Security, whereby First Security would issue shares of First Security common stock to Atlantic Capital such that each share of Atlantic Capital common stock would be exchanged for 5.325 shares of First Security common stock. Based on the shares outstanding, shareholders of Atlantic Capital would own approximately 52% of the combined company, and the implied per share value to First Security would be $2.35 per share assuming Atlantic Capital was valued at $12.50 per share. Atlantic Capital proposed that the board of directors of the combined company would be comprised of seven directors selected by Atlantic Capital and five directors selected by First Security. The letter of intent provided for a cash component primarily so that First Security investors desiring liquidity would have a means of receiving cash in the proposed transaction. The letter of intent from Atlantic Capital contemplated exclusive future negotiations.

Management of First Security and Company A met on several occasions throughout October and November. In addition, Company A was provided access to conduct due diligence of First Security. First Security provided access to various corporate governance policies and documents, financial analysis and non-personal information on the loan portfolio. Additionally, First Security management modeled the impact of the potential transaction on First Security’s net operating losses, personnel, and branch network. The respective management teams held multiple telephonic and in-person meetings to discuss the potential cost savings and synergies from a potential transaction, and the capital needs of the combined institution. During this timeframe, additional financial and tax information was requested and provided. In mid-December, Company A withdrew its interest in pursuing a transaction with First Security.

Management of First Security and Company B met on October 23, 2014 to discuss Company B’s indication of interest. In addition, Company B was provided access to conduct due diligence of First Security. First Security provided access to various corporate governance policies and documents, financial analysis and non-personal information on the loan portfolio. Additionally, First Security management modeled the impact of the potential transaction on First Security’s net operating losses, personnel, and branch network. The respective management teams held multiple telephonic and in-person meetings to discuss the potential cost savings and synergies from a potential transaction. During the timeframe, additional financial and tax information was requested and provided.

During this time, management of First Security continued discussions with each of Company B and Atlantic Capital. Mr. Williams proposed to the Atlantic Capital Board that a cash component would make Atlantic Capital’s offer more attractive to First Security and that additional capital raised by means of a private placement would enhance the cash position of Atlantic Capital and enable Atlantic Capital to include a substantial cash component in its proposal. The Atlantic Capital Board agreed and authorized continued discussions with potential investors. On November 5, 2014, Messrs. Williams and Kramer met with potential investors, including Stone Point Capital LLC (“Stone Point”), to discuss a potential equity investment by such investors in the combined institution. Mr. Williams had a business relationship with principals of Stone Point as a result of Stone Point’s prior investment in Atlantic Capital in 2007. Mr. Williams also proposed to the Atlantic Capital Board that, in addition to the private placement of common stock, Atlantic Company should consider raising additional capital through a private placement of subordinated debt securities to further support the cash component of the merger consideration and provide additional capital to support the combined institution’s strategic initiatives. The Atlantic Capital Board agreed and authorized Mr. Williams to pursue the possibility of an offering of subordinated debt securities, including contacting potential placement agents regarding the marketability of subordinated debt securities.

On December 4, 2014, First Security received an updated indication of interest indicating Company B’s willingness to move forward with an all-stock acquisition of First Security. This revised indication of interest called for a range of $2.10 to $2.25 per First Security share if certain markets and branches of First Security were divested prior to closing. After continued discussions, Company B communicated a willingness to move forward without the branch divestitures at a lower price.

After continued discussions, Atlantic Capital submitted a revised letter of intent dated December 10, 2014 proposing a combination of Atlantic Capital and First Security through a reverse merger structure. A reverse merger structure was contemplated because, at the time, such a structure was thought to maximize the value of First Security’s deferred tax assets to the combined institution. The revised letter of intent valued First Security common stock at $2.35 per share, and included a cash component of between $31.4 million and $62.8 million and a stock component in which each share of Atlantic Capital common stock would be converted into 5.325 shares of First Security common stock. To fund the cash component and to support the capital needs of the combined institution, Atlantic Capital proposed to raise approximately $20 to $25 million in a private placement of common stock and approximately $42.8 million in subordinated debt.

Representatives of Sandler O’Neill and management of First Security contacted Company B on December 15, 2014 and December 16, 2014, respectively, to ascertain Company B’s willingness to remove the branch divestiture requirement or to restate such requirement as a “best efforts” requirement. No willingness to change the nature of this requirement was expressed by Company B and Company B did not revise its proposal based on these conversations.

At its December 17, 2014 meeting, the First Security Board heard a presentation from Sandler O’Neill of the proposals set forth from Company B and Atlantic Capital. Also at the December 17, 2014 meeting, Bryan Cave LLP, legal counsel to First Security (“Bryan Cave”), reported on fiduciary duties related to the execution of the letter of intent.

In discussions between First Security management and the First Security Board, Company B’s requirement to conduct a branch divestiture prior to closing was deemed to create unacceptable levels of risk: If the transaction with Company B failed to close after First Security had already committed to the branch divestiture, First Security would be left either with damaged local markets or with having committed to selling branches in markets which may not have made sense for First Security on a standalone basis. Additionally, in the opinion of the First Security Board and management, the divestiture requirement would be interpreted by the market as a “closing condition” that would reduce the perceived value of the branches in the open market. Lastly, the First Security Board and management considered the likelihood of an improved offer if no branch sale were arranged. The First Security Board determined not to pursue further discussions with Company B.

After continued discussions, Atlantic Capital submitted a revised letter of intent dated December 18, 2014 increasing the maximum cash component to a range between $62.8 million and $70.6 million.

The First Security Board agreed unanimously to authorize First Security management to execute the letter of intent dated December 18, 2014 provided by Atlantic Capital. On December 19, 2014, First Security executed the letter of intent dated December 18, 2014. The letter of intent included mutual exclusivity provisions.

On December 23, 2014, Mr. Kramer, Mr. Williams, other members of the senior management teams of the two companies, and the companies’ respective financial advisers met in Atlanta to plan for comprehensive mutual due diligence and negotiation of a definitive merger agreement. Various elements of that work began in late December 2014 and early January 2015.

On February 20, 2015, following additional due diligence, Atlantic Capital sent a revised letter of intent to First Security. The revised letter of intent changed the proposed structure from a reverse merger to a forward merger. Previously, a reverse merger was thought to provide certain tax advantages, but the parties determined a majority of the tax advantages could be obtained by a forward merger structure between the holding companies and a reverse merger structure between Atlantic Capital Bank and FSGBank. In addition, the parties believe that the combined institution would benefit by preserving the brand recognition associated with both entities in their respective markets. The revised letter of intent also provided that each share of First Security common stock would be exchanged for 0.188 shares of Atlantic Capital common stock or $2.35 in cash. The minimum amount of cash consideration payable to First Security shareholders would be approximately $31.4 million (approximately 20% of the transaction value at $2.35 per share) and the maximum amount of cash consideration payable to First Security shareholders would be approximately $62.8 to $70.6 million (40-45% of the transaction value at $2.35 per share). Based on the number of shares outstanding on February 20, 2015, this corresponded to a minimum of 13,365,226 shares and a maximum of 30,071,761 shares of First Security common stock being exchanged for cash. Atlantic Capital again proposed to raise approximately $20 to $25 million in a private placement of common stock and approximately $42.8 million in subordinated debt. On February 20, 2015, Womble Carlyle Sandridge & Rice, LLP (“Womble Carlyle”), legal counsel to Atlantic Capital, sent a draft merger agreement to Bryan Cave. On February 23, 2015, First Security executed and delivered the revised letter of intent to Atlantic Capital. Confirmatory due diligence and negotiations over the draft merger agreement continued throughout February and early March.

During the week of March 9, 2015, each of Atlantic Capital and First Security continued their due diligence reviews while negotiations continued on the merger agreement.

On March 18, 2015, a special joint meeting of the boards of directors of Atlantic Capital and Atlantic Capital Bank was held at the offices of Atlantic Capital in Atlanta, Georgia. In addition to members of the Atlantic Capital Board, also present at or participating via teleconference at the meeting were members of Atlantic Capital management; a representative of Womble Carlyle; and a representative of Macquarie, financial advisor to Atlantic Capital. Mr. Williams provided a report on the status of the proposed merger with First Security and related transactions. The representative of Macquarie discussed its financial analysis of the proposed merger. Following the presentation, the representative of Macquarie, along with Messrs. Williams and Deriso, addressed questions and comments raised by the Atlantic Capital Board, including questions relating to the impact that regulations proposed by the Department of the Treasury could have on certain net operating losses of FSGBank. The Atlantic Capital Board took no further action at the March 18, 2015 meeting regarding the proposed merger.

On March 18, 2015, the First Security Board held a regularly scheduled meeting at the offices of First Security in Chattanooga, Tennessee. In addition to members of the First Security Board, also present at or participating via teleconference at the meeting were members of First Security management, representatives of Bryan Cave, and representatives of Sandler O’Neill. Mr. Kramer provided a report on the status of the proposed merger with Atlantic Capital and related transactions. Representatives of Bryan Cave and Sandler O’Neill, as well as members of First Security’s management, addressed questions relating to the impact that regulations proposed by the Department of the Treasury could have on certain net operating losses of FSGBank. The First Security Board took no further action at the March 18, 2015 meeting regarding the proposed merger.

From March 18 through March 24, 2015, the management teams of Atlantic Capital and First Security and their respective legal, accounting and financial advisors continued discussions regarding the regulations proposed by the Department of Treasury and the potential impact of such regulations on certain net operating losses of FSGBank. During this period, the parties revised the draft merger agreement to provide for a limited termination right of the parties in the event such regulations were adopted by the Department of Treasury and had an adverse effect on certain tax assets of FSGBank.

Affiliates of Stone Point separately conducted due diligence on each of Atlantic Capital and First Security such that between March 20 and March 25, 2015, counsel to Atlantic Capital negotiated the terms of a securities purchase agreement and related documents with Stone Point, pursuant to which, among other things, Stone Point agreed to acquire 1,984,127 shares of Atlantic Capital common stock for the price of $25.0 million, conditioned upon the closing of the proposed merger of Atlantic Capital and First Security. Following discussions with Stone Point and other potential investors, Atlantic Capital and First Security agreed to expand the board of the combined institution by one to allow for the appointment of an additional director with public company expertise.

On March 24, 2015, a special joint meeting of the boards of directors of Atlantic Capital and Atlantic Capital Bank was held at the offices of Atlantic Capital in Atlanta, Georgia. In addition to members of the Atlantic Capital Board, also present at or participating via teleconference at the meeting were members of Atlantic Capital management, a representative of Womble Carlyle, and a representative of Macquarie. During this meeting, the Atlantic Capital Board received a legal update on discussions with First Security regarding the merger and related transactions, including the issuance of Atlantic Capital common stock to affiliates of Stone Point. Following the legal update, the representative of Macquarie provided an update of its financial analysis of the proposed merger and delivered Macquarie’s fairness opinion to the Atlantic Capital Board. After detailed discussion and careful deliberation, the Atlantic Capital Board unanimously (i) determined that it was advisable and in the best interests of Atlantic Capital and its shareholders to enter into the merger agreement, (ii) approved the merger agreement and declared its advisability, (iii) determined that the merger consideration to be paid to holders of First Security common stock in accordance with the terms of the merger agreement was advisable and fair to, and in the best interests of, Atlantic Capital and its shareholders, and (iv) recommended the approval and adoption of the merger agreement and the transactions contemplated thereby by Atlantic Capital shareholders.

On March 24, 2015, a special joint meeting of the boards of directors of First Security and FSGBank was held at the offices of First Security in Chattanooga, Tennessee. In addition to members of the First Security

Board, also present at or participating via teleconference at the meeting were members of First Security management, representatives of Bryan Cave, and representatives of Sandler O’Neill. Mr. Kramer first reviewed with the directors the most recent discussions and negotiations with Atlantic Capital.

Representatives of Bryan Cave then addressed the directors’ fiduciary duties in considering and approving a merger transaction with Atlantic Capital and responded to further questions from the directors in that regard. Bryan Cave provided the First Security Board with an overview of the material terms of the proposed merger agreement and the timing and process of the transaction if the First Security Board approved the transaction and First Security entered into the agreement. Representatives of Bryan Cave responded to numerous questions from directors. Bryan Cave also reviewed with the First Security Board, for purposes of identifying areas of potential conflicts of interest, the interests of First Security’s officers and directors in the proposed transaction. Representatives of Bryan Cave went into detail on various terms of the merger agreement, including the non-solicitation provision and termination fee, including the reciprocal nature of those provisions, as well the conditions to closing the transaction and the parties rights with regard to terminating the agreement. The First Security Board acknowledged that the provision and fee would limit First Security’s ability to solicit and pursue alternative transactions after the merger agreement was executed. In that regard, in light of the consideration offered by Atlantic Capital, the historical conversations with other potential acquirers, and the First Security Board’s view that other competing provisions at a price per share in excess of Atlantic Capital’s offer were not likely to be received, the First Security Board determined that the non-solicitation provision and termination fees contained in the merger agreement were appropriate under the circumstances.

The representatives of Sandler O’Neill then presented a report on the status of the financial analysis conducted by Sandler O’Neill on the merger. Following the presentation, representatives of Bryan Cave and Sandler O’Neill, along with Mr. Kramer and Mr. Mauldin, addressed questions and comments raised by the First Security Board, and the status of negotiations between Atlantic Capital and Stone Point. After discussion, the First Security Board agreed to meet again on March 25, 2015 to further discuss the potential transaction and to receive an update on the negotiations between Atlantic Capital and Stone Point.

On March 25, 2015, a special joint meeting of the boards of directors of First Security and FSGBank was again held at the offices of First Security in Chattanooga, Tennessee. In addition to members of the First Security Board, also present at or participating via teleconference at the meeting were members of First Security management, representatives of Bryan Cave, and representatives of Sandler O’Neill. Mr. Kramer and representatives of Bryan Cave first reviewed the most recent discussions with Atlantic Capital, including an updated status of the negotiations between Atlantic Capital and Stone Point. Representatives of Bryan Cave provided the First Security Board with an overview of the securities purchase agreement between Atlantic Capital and Stone Point. Representatives of Sandler O’Neill then provided an update on Sandler O’Neill’s analysis on the proposed merger and rendered Sandler O’Neill’s oral fairness opinion, which was subsequently confirmed in writing, to the First Security Board, that, as of that date, and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the merger consideration to be paid to the holders of First Security common stock in the merger was fair, from a financial point of view, to such holders. After detailed discussion and careful deliberation, including consideration of the factors described under “First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors,” the First Security Board unanimously (i) found the proposed merger to be fair and in the best interests of First Security and its shareholders, (ii) approved the adoption of the merger agreement and authorized Mr. Kramer to execute and deliver the merger agreement to Atlantic Capital and (iii) recommended that the shareholders of First Security approve the merger agreement and merger with Atlantic Capital.

After approval of the merger agreement by both the Atlantic Capital Board and the First Security Board, Atlantic Capital and First Security executed the merger agreement on March 25, 2015. On the afternoon of March 25, 2015, after the closing of the financial markets, Atlantic Capital and First Security issued a joint press release announcing the execution of the merger agreement and the terms of the merger.

Following execution of the merger agreement, both parties contemplated the capital levels of the resulting institution and each determined that additional capital was desirable. In considering alternatives for increasing the capital of the resulting institution, each party independently identified decreasing the cash portion of the consideration as a potential solution. On May 28, 2015, members of Atlantic Capital management and First Security management, together with representatives of their respective legal and financial advisors, met at the offices of Atlantic Capital in Atlanta, Georgia. At the meeting, members of Atlantic Capital management and First Security management discussed capital ratios of Atlantic Capital and the Surviving Bank following the merger, and decided that for purposes of enhancing the resulting institution’s capital, it was in the best interests of both companies to amend the merger agreement to provide for a merger consideration mix of a range of 30% to 35% cash and 65% to 70% Atlantic Capital common stock. In addition, management of Atlantic Capital and First Security discussed the proposed size of the private placement of common stock and the private placement of subordinated debt securities, and determined that it was in the best interest of the combined institution for Atlantic Capital to increase the private placement of subordinated debt securities from $42.8 million to $50 million as any proceeds in excess of the reduced maximum cash merger consideration would provide the combined institution with additional capital to pursue its strategic initiatives. Representatives of each company’s legal and financial advisors discussed the legal and financial implications of the change in the composition of the merger consideration, and each company agreed to present the proposed change and amendment to the merger agreement to its respective board of directors.

On May 29, 2015, the Atlantic Capital Board held a special meeting. In addition to members of the Atlantic Capital Board, also present at or participating via teleconference at the meeting were members of Atlantic Capital management, representatives of Womble Carlyle, and a representative of Macquarie. Mr. Williams described the proposed change in the composition of the merger consideration and its impact on pro forma capital ratios, and representatives of Womble Carlyle described the legal implications of the proposed change. A representative of Macquarie discussed selected financial information provided by the managements of Atlantic Capital and First Security updating similar information provided by the parties on March 24, 2015. After detailed discussion and careful deliberation, the Atlantic Capital Board approved the amendment to the merger agreement to change the composition of the merger consideration.

On June 4, 2015, the First Security Board held a special meeting to consider the proposed amendment to change the composition of the merger consideration. In addition to members of the First Security Board, also present at or participating via teleconference at the meeting were members of First Security management, representatives of Bryan Cave, and representatives of Sandler O’Neill. Mr. Kramer reviewed the recent discussions with Atlantic Capital regarding the proposed amendment. Representatives of Bryan Cave provided the First Security Board with a description of the proposed amendment. Representatives of Sandler O’Neill then provided an update on Sandler O’Neill’s analysis on the merger after giving effect to the provisions of the proposed amendment and rendered Sandler O’Neill’s oral fairness opinion, which was subsequently confirmed in writing, to the First Security Board, that, as of the date of the opinion, and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the merger consideration to be paid to the holders of First Security common stock in the merger was fair, from a financial point of view, to such holders. After detailed discussion and careful deliberation, including consideration of the impact of the amendment on the factors described under “First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors,” the First Security Board unanimously (i) found the proposed merger, as provided for in the merger agreement and the amendment thereto, to be fair and in the best interests of First Security and its shareholders, (ii) approved the adoption of the amendment to the merger agreement and authorized Mr. Kramer to execute and deliver the amendment to the merger agreement to Atlantic Capital, and (iii) recommended that the shareholders of First Security approve the merger agreement, as amended, and the merger with Atlantic Capital.

On June 8, 2015, Atlantic Capital and First Security entered into the amendment to the merger agreement. Other than altering the mix of merger consideration, the amendment did not alter any other terms of the merger or the associated transactions.

First Security’s Reasons for the Merger and Recommendation of the First Security Board of Directors

The First Security Board believes that the merger presents a unique opportunity for the creation of a strong commercial bank operating in metropolitan Atlanta, north Georgia and eastern Tennessee. The First Security Board believes that the merger will enhance the business plans of the Surviving Bank to expand and diversify revenue opportunities, provide for substantial earnings per share accretion due to significant cost savings opportunities, provide for revenue synergy opportunities with increased scale and complementary businesses, add a solid core deposit base, and sustain robust loan origination trends and opportunities in all target markets.

The terms of the merger, including the Merger Consideration, are the result of arm’s-length negotiations between representatives of Atlantic Capital and First Security. In reaching its decision to approve the merger, the First Security Board consulted with its financial, accounting and legal advisors regarding the terms of the transaction and with First Security’s management. In approving the entry into the merger agreement, the First Security Board considered, among other things, the following material factors:

•	the value of the consideration to be received by First Security’s shareholders relative to recent prices, book value and earnings per share of First Security’s common stock, including particularly the relationship between the consideration and First Security’s tangible book value, and the book value, tangible book value, and earnings per share of Atlantic Capital;

•	information about First Security and Atlantic Capital, including but not limited to the business and financial condition, results of operations, earnings and business prospects, and debt service and other existing financial obligations, including financial obligations to be incurred in connection with the merger;

•	the competence, experience and integrity of management of both First Security and Atlantic Capital;

•	the prospects of successful execution of the proposed transactions;

•	the financial terms of recent business combinations involving banks and bank holding companies, particularly in the Southeast, and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Atlantic Capital;

•	the alternatives to the merger, including First Security’s prospects as an independent institution;

•	the opportunities and risks facing First Security in a changing interest rate environment;

•	the competitive and regulatory environment for financial institutions generally;

•	the ability of First Security’s shareholders to choose the form of consideration to be received in the merger, subject to certain limitations as provided in the merger agreement;

•	the fact that the merger will be structured as a tax-free exchange, providing certain tax benefits to the extent that shareholders receive common stock of the surviving company in the merger;

•	the percentage of the surviving company resulting from the merger that will be owned by current shareholders of First Security;

•	the prospects for the combined company and banks relative to those of First Security and FSGBank as an independent institution, which are influenced by the following factors:

•	the First Security Board’s view that the combined bank will operate with greater financial efficiency and will, as a result, have enhanced financial performance;

•	the First Security Board’s view that the combined bank, given its larger size, will have an enhanced competitive presence through access to new markets, product offerings, and legal lending limit;

•	the First Security Board’s view that the proceeds of the private placement of common stock and the private placement of subordinated debt securities in excess of the amount necessary to pay the cash component of the merger consideration would be available to implement the combined institution’s strategy; and

•	the First Security Board’s view that the combined bank will receive greater recognition from potential customers, investors, and potential strategic partners or acquirers;

•	certain non-financial considerations relating to the Merger, including the social and economic effects of the merger on the employees, depositors, loan and other customers, creditors and other constituents of First Security and FSGBank, as well as the communities that FSGBank and First Security operate; and

•	the opinion of Sandler O’Neill that the Merger Consideration is fair, from a financial point of view, to the shareholders of First Security.

The First Security Board also considered potential risks associated with the merger in connection with its deliberations of the merger, including the following material factors:

•	the potential risk of diverting management attention and resources from the operation of First Security’s business and towards the completion of the merger;

•	the requirement that First Security conduct its business in the ordinary course and the other restrictions on the conduct of First Security’s business prior to the completion of the merger, which may delay or prevent First Security from undertaking business opportunities that may arise pending completion of the merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Atlantic Capital’s business, operations and workforce with those of First Security;

•	the fact that the consummation of the merger is conditioned upon Atlantic Capital completing the Equity Offering and the Debt Offering;

•	the dilutive effect of the Equity Offering and the impact of the Debt Offering on the financial condition of the combined entity;

•	the risk that the terms of the merger agreement relating to the payment of a termination fee under specified circumstances could have the effect of discouraging other parties that might be interested in a transaction with First Security from proposing such a transaction; and

•	the merger-related costs.

The First Security Board considered all of these factors as a whole and the First Security Board believes that the opportunities created by the merger cause the merger agreement and proposed merger with Atlantic Capital to be in the best interests of First Security and its shareholders.

The foregoing discussion of the information and factors considered by the First Security Board is not exhaustive, but includes the material factors considered by the First Security Board. In view of the wide variety of factors considered by the First Security Board in connection with its evaluation of the merger and the complexity of these matters, the First Security Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the First Security Board may have given different weights to different factors.

Accordingly, First Security’s entry into the merger agreement was unanimously approved by the First Security Board on March 25, 2015 and its entry into the amendment to the merger agreement was unanimously approved by the First Security Board on June 4, 2015.

The First Security Board unanimously recommends that First Security’s shareholders vote “FOR” the First Security merger proposal, “FOR” the First Security merger-related compensation proposal, and “FOR” the First Security adjournment proposal.

Opinion of Financial Advisor to First Security

The fairness opinion of First Security’s financial advisor in connection with the merger, Sandler O’Neill, is described below. The description contains projections, estimates and other forward looking statements about the future earnings or other measures of the future performance of First Security. You should not rely on any of these statements as having been made or adopted by Sandler O’Neill, First Security or Atlantic Capital. You should review the copy of the fairness opinion, which is attached as Appendix C to this document.

By letter dated July 11, 2014, the First Security Board engaged Sandler O’Neill to act as its financial advisor in connection with a possible sale of First Security. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. The First Security Board selected Sandler O’Neill to act as its financial advisor in connection with a possible sale of First Security based on its qualifications, expertise, reputation and experience in mergers and acquisitions involving financial institutions.

Sandler O’Neill acted as financial advisor to the First Security Board in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the March 25, 2015 meeting of the First Security Board, Sandler O’Neill delivered to the First Security Board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of First Security common stock from a financial point of view.

The First Security Board held a special meeting on June 4, 2015 to consider the proposed amendment to the merger agreement to change the composition of the merger consideration. At this meeting, Sandler O’Neill delivered to the First Security Board its oral opinion, which was subsequently confirmed in writing, that, as of the date of the opinion, the merger consideration, as adjusted by the amendment to the merger agreement, was fair to the holders of First Security common stock from a financial point of view (the “First Security Fairness Opinion”). The full text of Sandler O’Neill’s First Security Fairness Opinion is attached to this document as Appendix C. The First Security Fairness Opinion was approved by Sandler O’Neill’s fairness opinion committee. The First Security Fairness Opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the First Security Fairness Opinion set forth below is qualified in its entirety by reference to the opinion. First Security’s shareholders are urged to read the entire First Security Fairness Opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the First Security Board and is directed only to the fairness of the merger consideration to the holders of First Security common stock from a financial point of view. The opinion does not address the underlying business decision of First Security to engage in the merger or any other aspect of the merger and is not a recommendations to any First Security shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by First Security’s officers, directors or employees, or class of such persons, relative to the merger consideration to be received by the holders of First Security common stock.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(i)	the merger agreement;

(ii)	the Stone Point Securities Purchase Agreement pursuant to which Atlantic Capital intends to conduct the Equity Offering;

(iii)	certain publicly available financial statements and other historical financial information of First Security that Sandler O’Neill deemed relevant;

(iv)	certain financial information and other publicly available historical financial information of Atlantic Capital that Sandler O’Neill deemed relevant;

(v)	certain internal financial projections for First Security for the years ending December 31, 2015 through December 31, 2019, as provided by senior management of First Security;

(vi)	certain internal financial projections for Atlantic Capital for the years ending December 31, 2015 through December 31, 2019, as provided by senior management of Atlantic Capital;

(vii)	the pro forma financial impact of the merger with Atlantic Capital based on assumptions relating to estimated transaction costs, purchase accounting adjustments and expected cost savings which were provided by First Security and Atlantic Capital;

(viii)	the pro forma financial impact of the merger on Atlantic Capital assuming the completion of the Equity Offering prior to or in conjunction with the merger;

(ix)	a comparison of certain financial and other information for First Security and Atlantic Capital, including stock trading information for First Security, with similar publicly available information for certain other publicly traded commercial banks;

(x)	the financial terms of certain other recent merger and acquisition transactions in the banking sector;

(xi)	the current market environment generally and the banking environment in particular; and

(xii)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of First Security the business, financial condition, results of operations and prospects of First Security and held similar discussions with the senior management of Atlantic Capital regarding the business, financial condition, results of operations and prospects of Atlantic Capital.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by First Security and Atlantic Capital or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of preparing its opinion. Sandler O’Neill further relied on the assurances of the respective managements of First Security and Atlantic Capital that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Security or Atlantic Capital or any of their respective subsidiaries. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of First Security, Atlantic Capital or the combined entity after the merger and Sandler O’Neill did not review any individual credit files relating to First Security or Atlantic Capital. Sandler O’Neill assumed, with First Security’s consent, that the respective allowances for loan losses for both First Security and Atlantic Capital are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for First Security, as provided by the senior management of First Security. Sandler O’Neill also used internal financial projections provided by the senior management of Atlantic Capital. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings, which were provided by First Security and Atlantic Capital. With respect to those projections and estimates, the respective management of First Security and Atlantic Capital confirmed to Sandler O’Neill that those projections and estimates reflected the best currently available projections and estimates of those respective managements of the future financial performance of First Security and Atlantic Capital, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they are based. Sandler O’Neill assumed that there was no material change in the respective assets, financial condition, results of operations, business or prospects of First Security and Atlantic Capital since the date of the most recent financial data made available to Sandler O’Neill. Sandler O’Neill also assumed in all respects material to its analysis that First Security and Atlantic Capital would remain as a going concern for all periods relevant to Sandler O’Neill’s analyses. Sandler O’Neill expressed no opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated in connection therewith.

Sandler O’Neill has also assumed, with First Security’s consent, that (i) each of the parties to the merger agreement will comply in all material respects with all material terms of the agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on First Security, Atlantic Capital or the merger, (iii) the Equity Offering will be consummated in accordance with the terms of the Stone Point Securities Purchase Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger and any related transaction will be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Sandler O’Neill’s analyses and the views expressed in its opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the opinion. Events occurring after the date thereof could materially affect Sandler O’Neill’s views. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading values of First Security’s common stock after the date of its opinion or what the value of the Atlantic Capital common stock will be once it is actually received by the holders of First Security common stock.

Sandler O’Neill’s opinion is directed to the First Security Board in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of First Security as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to be paid to holders of First Security common stock and does not address the underlying business decision of First Security to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for First Security or the effect of any other transaction in which First Security might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by First Security’s officers, directors, or employees, or any class of such persons, relative to the compensation to be received in the merger by any other shareholders of First Security.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all of such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to First Security or Atlantic Capital and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of First Security, Atlantic Capital and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Security and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the First Security Board at the meeting held on June 4, 2015. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. The analysis and opinion of Sandler O’Neill was among a number of factors taken into consideration by the First Security Board in making its determination to approve the merger agreement, the amendment to the merger agreement, and the transactions contemplated by the amended merger agreement (including the merger) and the analyses described below should not be viewed as determinative of the decision of the First Security Board or management with respect to the fairness of the merger.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Pursuant to the terms of the merger agreement, as amended, upon the effective date of the merger, each share of First Security common stock issued and outstanding as of the effective time, except for those shares as described in the merger agreement, shall be converted into the right to receive, at the election of the holder thereof, either: (i) 0.188 shares of common stock, no par value per share, of Atlantic Capital (the “Stock Consideration”) or (ii) $2.35 in cash (the “Cash Consideration”), subject to the limitations set forth in the merger agreement which provide generally that shareholder elections may be adjusted as necessary to result in an overall ratio of between 30% to 35% Cash Consideration and 65% to 70% Stock Consideration. Based upon financial information for First Security as of or for the twelve month period ending March 31, 2015, Sandler O’Neill calculated the following transaction ratios:

Transaction Multiples (GAAP Basis)
Transaction Value / Book Value	175%
Transaction Value / Tangible Book Value	175%
Price / LTM Earnings	68.6	x
Price / 2015 Estimated Earnings(1)	56.0	x
Tangible Book Premium / Core Deposits(2)	9.9%

(1)	Based on management projections, as of March 24, 2015
(2)	Core deposits are defined as total deposits less time deposits greater than $100,000

Comparable Company Analysis. Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for First Security.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for First Security and a specific group of financial institutions selected by Sandler O’Neill. The First Security peer group consisted of the following selected financial institutions:

			Market Information						Balance Sheet					LTM Profitability				Asset Quality
				Price/
Company	City, State	Ticker	Market Cap. ($mm)	% of 52-wk high (%)	TBV (%)	LTM EPS (x)	2015E EPS (x)	2016E EPS (x)	Total Assets ($mm)	Loans/ Deposits	TCE/ TA (%)	Tier 1 Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	NPs / Assets (1) (%)	LLR/ Loans (%)
CI Financial Inc.	Saint Petersburg, FL	BNK	290	91.4	154	37.5	17.1	11.2	1,597	104.3	11.8	12.0	14.0	0.5	4.3	4.3	66.1	3.13	0.46
American National Bankshares	Danville, VA	AMNB	201	92.0	135	14.6	13.4	12.7	1,540	77.7	10.0	11.9	17.1	0.2	2.1	3.7	59.6	0.50	1.33
Franklin Financial Network Inc.	Franklin, TN	FSB	230	91.3	146	16.1	15.3	11.0	1,509	68.8	10.5	11.4	15.6	0.8	9.3	3.7	64.2	0.09	0.81
Bear State Financial Inc.	Little Rock, AR	BSF	300	78.4	214	11.8	—	—	1,478	84.1	9.7	9.0	12.6	2.0	18.8	4.0	67.7	0.99	1.31
Summit Financial Group Inc.	Moorefield, WV	SMMF	119	85.9	93	8.5	—	—	1,460	99.3	8.8	10.1	14.1	0.9	10.7	3.5	52.5	3.18	1.03
WashingtonFirst Bankshares Inc.	Reston, VA	WFBI	163	94.7	138	14.0	—	—	1,438	92.0	8.2	9.6	12.1	0.8	8.9	3.8	62.8	0.42	0.90
Carolina Financial Corp.	Charleston, SC	CARO	118	69.1	125	12.2	10.0	9.3	1,276	81.2	7.4	8.9	13.4	0.9	10.2	3.5	74.9	0.46	1.10
Premier Financial Bancorp Inc.	Huntington, WV	PFBI	123	88.9	110	10.7	—	—	1,274	80.0	9.1	9.4	14.4	1.0	8.3	4.1	61.0	1.89	1.17
Middleburg Financial Corp.	Middleburg, VA	MBRG	134	92.5	110	16.5	15.5	15.0	1,265	74.6	9.6	9.8	18.5	0.7	6.7	3.4	74.0	1.11	1.58
National Commerce Corp.	Birmingham, AL	NCOM	235	98.2	175	25.4	22.3	18.1	1,207	92.1	11.4	11.4	14.6	0.8	6.6	4.0	67.5	0.43	1.02
Eastern Virginia Bankshares	Tappahannock, VA	EVBS	77	86.4	92	28.1	16.2	13.1	1,194	85.2	7.1	10.2	15.1	0.5	3.9	3.9	79.4	0.81	1.55
Monarch Financial Hldgs	Chesapeake, VA	MNRK	130	81.4	117	10.7	10.2	9.9	1,178	75.9	9.3	11.3	13.6	1.2	11.8	4.3	82.7	0.38	0.91
National Bankshares Inc.	Blacksburg, VA	NKSH	200	87.2	121	12.1	—	—	1,165	63.2	14.3	14.9	26.3	1.5	10.1	4.0	44.7	1.18	1.32
Colony Bankcorp Inc.	Fitzgerald, GA	CBAN	71	98.9	96	13.6	—	—	1,157	76.4	6.4	11.1	17.3	0.7	8.2	3.6	68.6	2.31	1.11
First Bancshares Inc.	Hattiesburg, MS	FBMS	90	95.9	135	13.1	12.0	9.9	1,146	72.8	5.9	8.4	13.1	0.7	7.9	3.7	69.9	0.96	0.83
Community Bankers Trust Corp.	Richmond, VA	ESXB	96	97.1	91	14.2	—	—	1,138	81.3	9.3	9.8	15.1	0.6	6.7	4.1	76.2	1.98	1.27
Southern First Bancshares Inc.	Greenville, SC	SFST	111	96.1	131	15.2	12.7	11.2	1,073	106.9	8.0	9.3	12.2	0.7	9.5	3.7	60.5	0.85	1.32
Access National Corp.	Reston, VA	ANCX	229	98.5	227	15.1	16.5	16.8	1,069	101.0	9.5	9.6	12.8	1.5	15.4	3.8	60.5	0.63	1.57
Peoples Bancorp of NC Inc.	Newton, NC	PEBK	104	97.4	102	11.5	—	—	1,049	79.6	9.7	11.1	16.4	0.9	9.4	3.9	74.2	1.18	1.64
Avenue Financial Holdings, Inc.	Nashville, TN	AVNU	123	83.9	141	16.9	18.7	13.6	1,037	87.8	8.4	8.7	13.8	0.7	7.1	3.3	69.9	0.35	1.16

(1)	NPAs / assets = (nonaccrual loans + OREO) / total assets

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the present value per share (as of March 31, 2015) of First Security’s common stock through December 31, 2019. Sandler O’Neill based the analysis on internal financial projections for First Security for the period from April 1, 2015 through December 31, 2019, as provided by the senior management of First Security and confirmed by the senior management of Atlantic Capital. The internal financial projections for First Security provided to Sandler O’Neill by the senior management of First Security and confirmed by the senior management of Atlantic Capital that were utilized in connection with Sandler O’Neill’s analysis included, but were not limited to, the following:

(in thousands)	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019
Net Income	$63,905	$7,740	$10,717	$14,540	$19,152

To approximate the terminal value of First Security common stock at December 31, 2019, Sandler O’Neill applied price to earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 100% to 200%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11.0% to 15.0%, which were selected to reflect varying assumptions regarding potential desired rates of return of holders of First Security common stock.

Earnings Multiples
(Value shown is a per share valuation)
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
11%	$1.72	$2.07	$2.41	$2.75	$3.10	$3.44
12%	$1.65	$1.98	$2.31	$2.64	$2.97	$3.30
13%	$1.58	$1.90	$2.21	$2.53	$2.85	$3.16
14%	$1.52	$1.82	$2.12	$2.43	$2.73	$3.03
15%	$1.45	$1.75	$2.04	$2.33	$2.62	$2.91

Tangible Book Value Multiples
(Value shown is a per share valuation)
Discount Rate	100%	120%	140%	160%	180%	200%
11%	$1.88	$2.25	$2.63	$3.01	$3.38	$3.76
12%	$1.80	$2.16	$2.52	$2.88	$3.24	$3.60
13%	$1.73	$2.07	$2.42	$2.76	$3.11	$3.45
14%	$1.66	$1.99	$2.32	$2.65	$2.98	$3.31
15%	$1.59	$1.91	$2.22	$2.54	$2.86	$3.18

Sandler O’Neill also considered and discussed with the First Security Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming First Security’s net income varied from 25.0% above projections to 25.0% below projections. This analysis resulted in the following reference ranges of aggregate values for First Security common stock using a discount rate of 12.87%.

Earnings Projection Change from	Earnings Multiples
	(Value shown is a per share valuation)
Base Case	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0)%	$1.19	$1.43	$1.67	$1.91	$2.15	$2.38
(20.0)%	$1.27	$1.53	$1.78	$2.04	$2.29	$2.54
(15.0)%	$1.35	$1.62	$1.89	$2.16	$2.43	$2.70
(10.0)%	$1.43	$1.72	$2.00	$2.29	$2.58	$2.86
(5.0)%	$1.51	$1.81	$2.11	$2.42	$2.72	$3.02
0.0%	$1.59	$1.91	$2.23	$2.54	$2.86	$3.18
5.0%	$1.67	$2.00	$2.34	$2.67	$3.01	$3.34
10.0%	$1.75	$2.10	$2.45	$2.80	$3.15	$3.50
15.0%	$1.83	$2.19	$2.56	$2.93	$3.29	$3.66
20.0%	$1.91	$2.29	$2.67	$3.05	$3.43	$3.82
25.0%	$1.99	$2.38	$2.78	$3.18	$3.58	$3.97

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed the terms of merger transactions announced from January 1, 2013 through June 2, 2015 involving United States-based banks nationwide in which the target’s assets were greater than $1.0 billion and less than $2.0 billion, with target LTM ROAA less than 1.0% (the “Nationwide Group”), and those in which the target was headquartered in the Southeast where the target’s assets were greater than $500 million and less than $2.0 billion, with target LTM ROAA less than 1.0% (the “Southeast Group”). Sandler O’Neill deemed these transactions to be reflective of the proposed Atlantic Capital and First Security combination.

The Nationwide Group was composed of the following transactions:

					Transaction Information:						Seller Information
						Price to:
Acquiror	State	Target	State	Announce Date	Deal Value ($mm)	LTM Earnings (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	2-Day Market Premium (%)	Total Assets ($mm)	TCE/TA (%)	LTM ROAA (%)	Res./NPLs (%)	NPAs/ Assets (1) (%)
Valley National Bancorp	NJ	CNLBancshares, Inc.	FL	5/27/2015	207.0	18.8	156.0	156.0	10.90	70.65	1,365	6.8	0.6	40.7	2.7
Green Bancorp, Inc.	TX	Patriot Bancshares, Inc.	TX	5/27/2015	139.4	17.7	145.5	156.8	7.41	—	1,372	5.8	0.6	341.0	1.4
United Community Banks, Inc.	GA	Palmetto Bancshares, Inc.	SC	4/22/2015	237.6	25.1	176.4	176.4	12.15	(4.53)	1,119	11.9	0.9	46.1	3.0
Chemical Financial Corporation	MI	Lake Michigan Financial Corporation	MI	1/6/2015	188.1	20.4	220.8	220.8	18.04	—	1,225	7.0	0.8	94.3	1.8
UMB Financial Corporation	MO	Marquette Financial Companies	MN	12/15/2014	182.5	43.9	147.6	157.3	10.32	—	1,331	8.8	0.5	99.8	1.1
Northwest Bancshares, Inc.	PA	LNB Bancorp, Inc.	OH	12/15/2014	180.7	23.9	157.2	195.0	11.23	5.73	1,241	7.5	0.6	78.3	1.9
Renasant Corporation	MS	Heritage Financial Group, Inc.	GA	12/10/2014	254.4	24.6	158.3	172.1	10.90	28.74	1,756	8.4	0.6	85.6	0.9
IBERIABANK Corporation	LA	Georgia Commerce Bancshares, Inc.	GA	12/8/2014	194.8	36.3	192.1	208.7	14.57	—	1,005	9.4	0.6	121.9	1.9
WesBanco, Inc.	WV	ESB Financial Corporation	PA	10/29/2014	352.7	19.8	165.6	207.5	18.27	50.98	1,945	8.6	0.9	37.6	1.0
IBERIABANK Corporation	LA	Old Florida Bancshares, Inc.	FL	10/27/2014	259.1	25.4	187.6	195.8	11.27	—	1,352	9.8	0.8	91.9	1.2
Valley National Bancorp	NJ	1st United Bancorp, Inc.	FL	5/8/2014	312.8	36.1	127.0	178.2	11.51	19.77	1,738	10.0	0.5	42.0	1.7
Southside Bancshares, Inc.	TX	OnmiAmerican Bancorp, Inc.	TX	4/29/2014	313.9	43.6	147.1	147.1	15.66	17.00	1,391	14.9	0.5	52.8	1.0
RKJS Inc.	MD	First Mariner Bank	MD	2/10/2014	17.7	NM	54.5	54.5	(2.93)	—	1,015	3.2	NM	16.8	6.5
CenterState Banks, Inc.	FL	First Southern Bancorp, Inc.	FL	1/29/2014	190.4	NM	98.2	112.3	2.76	(15.37)	1,088	13.1	NM	134.1	1.2
Center Bancorp, Inc.	NJ	ConnectOne Bancorp, Inc.	NJ	1/21/2014	239.7	21.8	179.0	179.3	14.71	14.93	1,243	10.4	1.0	132.0	1.1
Hanmi Financial Corporation	CA	Central Bancorp, Inc.	TX	12/16/2013	50.0	NM	60.8	62.4	(3.20)	—	1,581	5.1	NM	48.6	11.6
Cascade Bancorp	OR	Home Federal Bancorp, Inc.	ID	10/23/2013	265.8	NM	151.6	153.7	12.87	39.95	1,008	16.7	0.2	104.1	1.4
East West Bancorp, Inc.	CA	MetroCorp Bancshares, Inc.	TX	9/18/2013	273.0	23.9	153.7	167.2	11.86	41.06	1,586	10.4	0.8	131.8	1.7
Mercantile Bank Corporation	MI	Firstbank Corporation	MI	8/15/2013	154.5	13.9	115.9	159.6	NA	8.50	1,457	6.8	0.8	60.1	2.5
Bond Street Holdings, Inc.	FL	Great Florida Bank	FL	7/17/2013	42.5	NM	85.0	85.0	(1.26)	NM	1,143	0.0	NM	8.1	17.3
First Merchants Corporation	IN	CFS Bancorp, Inc.	IN	5/13/2013	114.7	19.8	101.3	101.3	0.22	12.17	1,146	0.0	0.5	37.1	4.9
Renasant Corporation	MS	First M&F Corporation	MS	2/7/2013	121.0	23.3	121.4	126.8	2.11	51.83	1,602	0.0	0.4	59.8	3.5

(1)	NPA/Assets = (nonaccrual loans + TDR + OREO) / total assets

The Southeast Group was composed of the following transactions:

					Transaction Information:						Seller Information
						Price to:
Acquiror	State	Target	State	Announce Date	Deal Value ($mm)	LTM Earnings (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	2-Day Market Premium (%)	Total Assets ($mm)	TCE/TA (%)	LTM ROAA (%)	Res./NPLs (%)	NPAs/ Assets (1) (%)
Valley National Bancorp	NJ	CNLBancshares, Inc.	FL	5/27/2015	207.0	18.8	156.0	156.0	10.90	70.65	1,365	6.8	0.6	40.7	2.7
Pinnacle Financial Partners, Inc.	TN	Magna Bank	TN	4/28/2015	82.5	15.4	163.5	163.5	9.13	—	565	8.9	0.9	47.4	2.4
United Community Banks, Inc.	GA	Palmetto Bancshares, Inc.	SC	4/22/2015	237.6	25.1	176.4	176.4	12.15	(4.53)	1,119	11.9	0.9	46.1	3.0
Pinnacle Financial Partners, Inc.	TN	CapitalMark Bank & Trust	TN	4/7/2015	187.2	25.4	243.0	243.0	18.43	—	930	8.3	0.8	114.5	1.1
Renasant Corporation	MS	Heritage Financial Group, Inc.	GA	12/10/2014	254.4	24.6	158.3	172.1	10.90	28.74	1,756	8.4	0.6	85.6	0.9
IBERIABANK Corporation	LA	Georgia Commerce Bancshares, Inc.	GA	12/8/2014	194.8	36.3	192.1	208.7	14.57	—	1,005	9.4	0.6	121.9	1.9
BNC Bancorp	NC	Valley Financial Corporation	VA	11/17/2014	101.2	15.9	173.0	173.0	7.52	52.42	857	6.7	0.8	110.1	2.1
IBERIABANK Corporation	LA	Old Florida Bancshares, Inc.	FL	10/27/2014	259.1	25.4	187.6	195.8	11.27	—	1,352	9.8	0.8	91.9	1.2
IBERIABANK Corporation	LA	Florida Bank Group, Inc.	FL	10/3/2014	89.6	NM	142.0	142.0	8.24	—	524	6.9	0.1	436.3	0.6
Valley National Bancorp	NJ	1st United Bancorp, Inc.	FL	5/8/2014	312.8	36.1	127.0	178.2	11.51	19.77	1,738	10.0	0.5	42.0	1.7
Seacoast Banking Corporation of Florida	FL	BANKshares, Inc.	FL	4/24/2014	76.5	23.0	58.3	138.0	4.63	—	674	9.3	0.5	58.0	2.3
CenterState Banks, Inc.	FL	First Southern Bancorp, Inc.	FL	1/29/2014	190.4	NM	98.2	112.3	2.76	(15.37)	1,088	13.1	NM	134.1	1.2
Banco de Sabadell, SA	—	JGB Bank, National Association	FL	12/4/2013	56.0	NM	124.8	124.8	3.92	—	530	8.5	0.1	50.8	1.4
Simmons First National Corporation	AR	Metropolitan National Bank	AR	9/12/2013	53.6	36.6	86.2	86.8	(1.17)	—	991	6.2	0.2	63.6	9.9
First Citizens BancShares, Inc.	NC	1st Financial Services Corporation	NC	8/28/2013	2.0	1.4	NM	NM	1.57	NM	683	(0.9)	0.4	38.0	6.1
CenterState Banks, Inc.	FL	Gulfstream Bancshares, Inc.	FL	7/30/2013	77.8	16.5	151.0	151.0	6.19	—	572	9.0	0.9	79.5	3.6
Bond Street Holdings, Inc.	FL	Great Florida Bank	FL	7/17/2013	42.5	NM	85.0	85.0	(1.26)	NM	1,143	0.0	NM	8.1	17.3
Bear State Financial, Inc.	AR	First National Security Company	AR	7/1/2013	123.4	14.2	84.0	137.3	5.18	—	954	0.0	0.9	635.2	0.4
Ameris Bancorp	GA	Prosperity Banking Company	FL	5/2/2013	16.0	13.7	89.3	90.4	(0.37)	—	742	0.0	0.2	36.7	4.5
Renasant Corporation	MS	First M&F Corporation	MS	2/7/2013	121.0	23.3	121.4	126.8	2.11	51.83	1,602	0.0	0.4	59.8	3.5
Bank of the Ozarks, Inc.	AR	First National Bank of Shelby	NC	1/24/2013	64.0	31.9	63.1	63.1	(8.03)	NM	884	0.0	0.2	27.2	7.1

(1)	NPA/Assets = (nonaccrual loans + TDR + OREO) / total assets

Sandler O’Neill reviewed the following ratios and multiples: transaction price to book value per share, transaction price to tangible book value per share, transaction price to last twelve months earnings, and core deposit premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of the comparable transactions.

Comparable Transaction Multiples
	Atlantic Capital / First Security Group, Inc.	Comparable Southeast Transactions(1)	Comparable Nationwide Transactions(2)
Transaction Value / Book Value	175%	135%	150%
Transaction Value / Tangible Book Value	175%	142%	158%
Transaction Value / LTM Earnings	68.6x	23.2x	23.9x
Core Deposit Premium(3)	9.9%	6.6%	11.2%

(1)	Median for selected Southeast Bank Transactions Since January 1, 2013 with Target Total Assets $500 Million—$2.0 Billion; Target LTM ROAA less than 1.0%
(2)	Median for selected Nationwide Bank Transactions Since January 1, 2013 with Target Total Assets $1.0 Billion—$2.0 Billion; Target LTM ROAA less than 1.0%
(3)	Core deposits defined as total deposits less time deposits greater than $100,000

Pro Forma Results. Sandler O’Neill analyzed certain potential pro forma effects of the merger on Atlantic Capital, assuming the following, as provided by the senior management of Atlantic Capital: (i) First Security projected net income for the years ending December 31, 2015 through December 31, 2019; (ii) the merger closes in the third quarter of 2015; (iii) an aggregate transaction value of $159.0 million, based on a 30%—35% cash / 65%—70% stock consideration mix and a fixed exchange ratio of 0.1880x; (iv) Atlantic Capital would be able to achieve cost savings on First Security’s projected non-interest expense; (v) a core deposit intangible asset; (vi) various purchase accounting and mark-to-market adjustments; (vii) a subordinated note offering of $50.0 million, and (viii) all vested and exercisable options of First Security are rolled into new options of Atlantic Capital. The aggregate transaction value of $159.0 million includes a per share valuation of Atlantic Capital stock of $12.60, which equates to the offering price per share of the Equity Offering, and represents a multiple of Atlantic Capital’s December 31, 2014 tangible book value of 120% and a multiple of 18x of Atlantic Capital’s estimated stand-alone 2015 earnings per share. The analyses indicated that for the years ending December 31, 2015 through December 31, 2018, the merger (excluding transaction expenses) would be dilutive to Atlantic Capital’s projected earnings per share and, at closing, the merger would be dilutive to Atlantic Capital’s tangible book value per share. Specifically, the analyses indicated as follows:

Accretion/Dilution Summary (1)	Estimated Closing (2) 9/30/2015	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019
	Dollars in millions, except per share amounts
GAAP Earnings (3)
Atlantic Capital Stand-Alone EPS (4)		$0.70	$1.06	$1.45	$1.71	$1.95
First Security Stand-Alone EPS (5)		$0.04	$0.12	$0.16	$0.22	$0.28
Pro Forma EPS – 30% Cash/70% Stock (3)		$0.58	$0.96	$1.35	$1.66	$1.97
Pro Forma EPS – 35% Cash/65% Stock (3)		$0.58	$0.98	$1.38	$1.70	$2.02
Atlantic Capital EPS Accretion (Dilution) – 30% Cash/70% Stock (3)		(17.5%)	(9.3%)	(6.6%)	(2.8%)	1.0%
Atlantic Capital EPS Accretion (Dilution) – 35% Cash/65% Stock (3)		(17.0%)	(7.3%)	(4.4%)	(0.5%)	3.4%

Tangible Book Value (7)
Atlantic Capital Stand-Alone TBV (4)	$10.92	$11.14	$12.24	$13.75	$15.53	$17.60
First Security Stand-Alone TBV (6)	$2.08	$2.10	$2.21	$2.37	$2.59	$2.88
Pro Forma TBV– 30% Cash/70% Stock (7)	$10.71	$10.57	$11.59	$13.01	$14.76	$16.84
Pro Forma TBV– 35% Cash/65% Stock (7)	$10.66	$10.51	$11.56	$13.02	$14.80	$16.94
Atlantic Capital TBV Accretion (Dilution) – 30% Cash/70% Stock	(2.0%)	(5.2%)	(5.3%)	(5.3%)	(5.0%)	(4.3%)
Atlantic Capital TBV Accretion (Dilution) – 35% Cash/65% Stock	(2.4%)	(5.7%)	(5.6%)	(5.3%)	(4.7%)	(3.8%)

(1)	Reflect point in time estimates based upon projections provided by the management of First Security and Atlantic Capital, inclusive of estimated cost savings, purchase accounting adjustments and the $50 million subordinated note offering in conjunction with the close of the transaction with an estimated coupon of 6.0%.
(2)	Estimated closing for modeling purposes only.
(3)	Excludes impact of transaction-related expenses.
(4)	Atlantic Capital per share metrics exclude any projected new common shares issued in connection with stock-based compensation or incentive plans.
(5)	First Security stand-alone 2015 normalized to exclude the impact of the limited DTA reversal of $47.2 million projected in Q3 2015.
(6)	First Security TBV assumes an estimated Section 382 limited DTA reversal of $47.2 million in Q3 2015.
(7)	Includes impact of estimated merger-related transaction expenses.

The actual results achieved by the combined entity, however, may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill acted as financial advisor to the First Security Board in connection with the merger. First Security has agreed to pay Sandler O’Neill a transaction fee in an amount equal to 0.95% of the aggregate purchase price, currently estimated at $1.5 million, in connection with the merger, all of which is subject to the closing of the merger. First Security paid Sandler O’Neill a fee of $150,000 in May 2015 in connection with its delivery of its March 25, 2015 fairness opinion to the First Security Board, which will be credited against the transaction fee due at the completion of the merger, and has agreed to pay an additional $75,000 in connection with the delivery of its fairness opinion to the First Security Board on June 4, 2015. First Security has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain liabilities arising out of its engagement. In the past five years, Sandler O’Neill has performed certain investment banking services for First Security and received fees totaling approximately $4.6 million, including approximately $1.4 million in fees for the 2013 bulk loan sale and a placement fee of approximately $2.7 million in connection with the 2013 recapitalization. In the past five years, Sandler O’Neill has received fees totaling approximately $24,000 for certain investment banking services provided to Atlantic Capital and its affiliates.

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to First Security and Atlantic Capital and their affiliates. Sandler O’Neill may also actively trade the equity and debt securities of First Security or its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Certain First Security Unaudited Prospective Financial Information

First Security does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, First Security is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to Atlantic Capital, Macquarie and Sandler O’Neill in connection with the merger. The inclusion of this information should not be regarded as an indication that any of First Security, Atlantic Capital, Macquarie, Sandler O’Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

First Security’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates, assumptions and judgments made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to First Security’s business, all of which are difficult to predict and many of which are beyond First Security’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and judgments, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and developments. First Security can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to First Security’s business, industry performance, general business and economic conditions, customer behavior and requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the AICPA for preparation and presentation of prospective financial information. Neither First Security’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. First Security can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement, the date of the amendment of the merger agreement, or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. First Security does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on First Security of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on First Security of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on First Security of any possible failure of the merger to occur.

None of First Security, Atlantic Capital, Sandler O’Neill, Macquarie or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized to make any representation to any person regarding First Security’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed a representation by First Security, Atlantic Capital, Sandler O’Neill, Macquarie or any other person that it is viewed as material information of First Security, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence any shareholder’s decision whether to vote in favor of the First Security merger proposal, the Atlantic Capital merger proposal or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to Sandler O’Neill in connection with the merger and to Atlantic Capital and Macquarie in connection with Atlantic Capital’s due diligence of First Security.

In light of the foregoing, and considering that the special meetings will be held several months after the dates of the unaudited prospective financial information and the dates such information was prepared, as well as the uncertainties inherent in any forecasted information, First Security shareholders are cautioned not to rely on such information.

The following table presents selected First Security unaudited prospective financial information for the years ending December 31, 2015 through 2019 provided to Sandler O’Neill, Atlantic Capital and Macquarie and discussed by First Security with each such party and, in the case of Sandler O’Neill and Macquarie, considered in connection with their respective reviews of the merging parties.

	2015	2016	2017	2018	2019
	(dollar amounts in thousands, except per share data)
Total Assets	$1,289,000	$1,401,000	$1,505,000	$1,616,000	$1,740,000
Total Equity	$154,000	$162,000	$172,000	$187,000	$206,000
Return on Average Assets	5.45%	0.58%	0.74%	0.93%	1.14%
Return on Average Equity	56.10%	4.91%	6.42%	8.10%	9.75%
Net Income	$63,905 [1]	$7,740	$10,717	$14,540	$19,152
Earnings Per Share—Diluted	$0.95	$0.11	$0.16	$0.21	$0.28
Tangible Book Per Share	$2.30	$2.42	$2.58	$2.80	$3.08

[1]	Included the full reversal of the deferred tax valuation, estimated to be $60 million.

First Security’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the First Security Board with respect to the First Security merger proposal, you should be aware that First Security’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of First Security’s shareholders generally. The First Security Board was aware of and considered these interests, among other matters, in approving and adopting the merger agreement.

Appointment of individuals to the boards of directors of Atlantic Capital and the Surviving Bank

The merger agreement provides that the First Security Board shall appoint five individuals to the board of directors of each of Atlantic Capital and the Surviving Bank to serve for 12 months following completion of the merger. The current First Security and FSGBank directors who are not continuing following the Effective Time will resign. It is currently anticipated that these five individuals will be Adam G. Hurwich, as the designee of Ulysses Partners, L.P., Henchy R. Enden, as the designee of MFP Partners, L.P., D. Michael Kramer, Larry D. Mauldin, and John N. Foy. Currently, non-employee directors of Atlantic Capital receive an annual retainer of $20,000, an additional annual retainer of $5,000 for the chairs of committees, and an annual grant of restricted shares of Atlantic Capital common stock. Such retainers and equity grants are in consideration for serving on both the Atlantic Capital Board and the board of directors of Atlantic Capital Bank. For more information, see “Atlantic Capital’s Executive Compensation—Director Compensation.”

Employment Agreements

First Security has entered into separate employment agreements with each of First Security’s Named Executive Officers (Messrs. Kramer, Haddock and Tietz and Ms. Cobb) (the “Existing Employment Agreements”). The Existing Employment Agreements provide for severance in the amount of 12 months of the then-current base salary in the event the officer is terminated without cause or resigns for good reason if the termination occurs prior to a change in control or more than 24 months after a change in control. The Existing Employment Agreements also provide for liquidated damages, in lieu of severance, in the amount of 2.25 times (2.0 times for Ms. Cobb) the sum of each officer’s then-current base salary plus the lesser of 30% of the base salary then in place or the average bonus received in the three years immediately preceding the termination (provided, however, if the change in control occurs prior to January 1, 2017, this average will be calculated based only on full calendar years beginning with 2013) for a termination without cause or a resignation for good reason during the 24 months following a change in control. The Existing Employment Agreements limit these payments to the extent necessary so that no portion of the payments constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. Each officer has also agreed not to compete and not to solicit employees or customers for 12 months following termination, regardless of cause, as well as standard non-disclosure of confidential information and non-disparagement provisions.

In connection with the execution of the merger agreement, Atlantic Capital has also entered into agreements with Messrs. Kramer, Haddock and Tietz and Ms. Cobb (the “Replacement Agreements”). Each of the Replacement Agreements becomes effective only upon the Effective Time of the merger, and each Replacement Agreement, upon effectiveness, replaces and supersedes the Existing Employment Agreement between such officer and First Security. If the merger is not consummated, the Replacement Agreements will be cancelled and the Existing Employment Agreements will remain in place. If the merger is consummated, the Existing Employment Agreements will be cancelled, and any consideration paid as a result of the merger will be paid in accordance with the Replacement Agreements.

The material terms of the agreement governing payments to each of First Security’s officers are discussed below. For purposes of each of the agreements discussed below, the consummation of the merger as contemplated by the merger agreement will constitute a change in control of First Security. Because the Replacement Agreements will govern any consideration to be paid to Messrs. Kramer, Haddock and Tietz and Ms. Cobb as a result of the merger, the information provided below and in the Golden Parachute Compensation table is based on the terms of the Replacement Agreements and not the Existing Employment Agreements.

Employment Agreement by and among Mr. Kramer, Atlantic Capital and Atlantic Capital Bank. On June 5, 2015, Atlantic Capital and Atlantic Capital Bank entered into an employment agreement with Mr. Kramer, pursuant to which he will serve as President and Chief Operating Officer of each of Atlantic Capital and the Surviving Bank and, subject to annual election, as a director of each of Atlantic Capital and the Surviving Bank. The effective date of the agreement is the Effective Time of the merger; the agreement has no effect prior to that date or in the event that the merger is never consummated. Upon effectiveness, the employment agreement will replace and supersede Mr. Kramer’s current employment agreement with First Security and FSGBank. The initial term is 36 months and, thereafter, the agreement automatically renews for 12 month terms if neither party has given notice of intent not to renew. The agreement sets forth a base salary of $385,000, which is reviewed for adjustment at least annually. Mr. Kramer is also eligible to receive annual incentive compensation pursuant to Atlantic Capital’s Short-Term Incentive Plan and Long-Term Incentive Plan. Mr. Kramer’s target level of incentive compensation shall be 45% for the initial term of the agreement, with a maximum payment of 187.5% of the target level. Notwithstanding the foregoing, Mr. Kramer shall receive no less than $100,000 during 2015 under the Short-Term Incentive Plan. Mr. Kramer will also be eligible to participate in any stock option or restricted stock plans, and he shall be granted options to purchase 100,000 shares of Atlantic Capital common stock at the then-current fair market value and 14,000 shares of restricted stock, vesting on the third anniversary of the effectiveness of the agreement. The stock options have a ten year term and are exercisable after five years. Mr. Kramer is also eligible to receive reimbursement for business expenses and to participate in certain other benefit programs open to other employees. Upon Mr. Kramer’s termination prior to a change in control, other than a termination for cause, the agreement provides for severance for the greater of 12 months or the remaining term of his employment under the agreement, in an amount equal to his then-current base salary plus his target bonus amount. Upon Mr. Kramer’s termination during the term of the agreement and either within three months prior to or 18 months following a change in control, the agreement provides for liquidated damages in the amount of 2.25 times the sum of Mr. Kramer’s then-current base salary plus his target bonus amount (equal to his base salary multiplied by his annual incentive target bonus percentage, each as then in effect). The agreement limits these payments to the extent necessary so that no portion of the payments constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. Mr. Kramer has also agreed not to compete and not to solicit employees or customers for 12 months following termination, regardless of cause, as well as standard non-disclosure of confidential information and non-disparagement provisions.

Retention Benefits Letter Agreement by and between Mr. Haddock and Atlantic Capital. On March 26, 2015, Atlantic Capital executed a Retention Benefits Letter Agreement with Mr. Haddock. The effective date of the Retention Benefits Letter Agreement is the Effective Time of the merger; the letter has no effect prior to that date or in the event that the merger is never consummated. Upon effectiveness, the letter agreement will replace and supersede Mr. Haddock’s current employment agreement with First Security and FSGBank. The letter agreement provides for Mr. Haddock’s continued employment through December 31, 2015, with two additional 90-day extensions available by mutual agreement. The letter agreement provides that Mr. Haddock will continue to receive his current base salary of $243,100 and will be eligible for a target bonus of 30% of base salary. Atlantic Capital agrees to pay Mr. Haddock a minimum cash bonus of 30% of his then-current base salary for each of 2015 and 2016, prorated for the portion of 2016 in which he remains employed. The letter agreement provides for automatic vesting of all outstanding stock options upon a voluntary termination or an involuntary termination without cause. Upon a termination for any reason, the letter agreement provides for severance benefits in the amount of 2.25 times the sum of his then-current base salary plus the target bonus of 30% of then-current base salary, to be paid in equal installments over 24 months following termination. The agreement limits these payments to the extent necessary so that no portion of the payments constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. In consideration for the above described severance payments following a termination, Mr. Haddock is required to execute a release of claims, including standard non-disclosure of confidential information and non-disparagement provisions.

Retention Benefits Letter Agreement by and between Ms. Cobb and Atlantic Capital. On March 26, 2015, Atlantic Capital executed a Retention Benefits Letter Agreement with Ms. Cobb. The effective date of the Retention Benefits Letter Agreement is the Effective Time of the merger; the letter has no effect prior to that date or in the event that the merger is never consummated. Upon effectiveness, the letter agreement will replace and supersede Ms. Cobb’s current employment agreement with First Security and FSGBank. The letter agreement provides for Ms. Cobb’s continued employment through December 31, 2015. The letter agreement provides that Ms. Cobb will continue to receive her current base salary of $186,700 and will be eligible for a target bonus of 30% of base salary. Atlantic Capital agrees to pay Ms. Cobb a minimum cash bonus of 30% of her then-current base salary for each of 2015 and 2016, prorated for the portion of 2016 in which she remains employed. The letter agreement provides for automatic vesting of all outstanding stock options upon a voluntary termination or an involuntary termination without cause. Upon a termination for any reason, the letter agreement provides for severance benefits in the amount of 2.25 times the sum of the then-current base salary plus the target bonus of 30% of then-current base salary, to be paid in equal installments over 24 months following termination. The agreement limits these payments to the extent necessary so that no portion of the payments constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. In consideration for the above described severance payments following a termination, Ms. Cobb is required to execute a release of claims, including standard non-disclosure of confidential information and non-disparagement provisions.

Retention Benefits Letter Agreement by and between Mr. Tietz and Atlantic Capital. On August 25, 2015, Atlantic Capital executed a Retention Benefits Letter Agreement with Mr. Tietz. The effective date of the Retention Benefits Letter Agreement is the Effective Time of the merger; the letter has no effect prior to that date or in the event that the merger is never consummated. Upon effectiveness, the letter agreement will replace and supersede Mr. Tietz’s current employment agreement with FSGBank. The letter agreement provides for Mr. Tietz’s continued employment through February 29, 2016, with two additional 90-day extensions available by mutual agreement. The letter agreement provides that Mr. Tietz will continue to receive his current base salary of $251,200 and will be eligible for a target bonus of 30% of base salary. Atlantic Capital agrees to pay Mr. Tietz a minimum cash bonus of 30% of his then-current base salary for each of 2015 and 2016, prorated for the portion of 2016 in which he remains employed. The letter agreement provides for automatic vesting of all outstanding stock options upon a voluntary termination or an involuntary termination without cause. Upon a termination for any reason, the letter agreement provides for severance benefits in the amount of 2.25 times the sum of his then-current base salary plus the target bonus of 30% of then-current base salary, to be paid in equal installments over 24 months following termination. The agreement limits these payments to the extent necessary so that no portion of the payments constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. In consideration for the above described severance payments following a termination, Mr. Tietz is required to execute a release of claims, including standard non-disclosure of confidential information and non-disparagement provisions.

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires the disclosure of information regarding compensation related to the merger payable to First Security’s Named Executive Officers referred to as “golden parachute” compensation. Such compensation is subject to a non-binding, advisory vote of First Security’s shareholders, as more particularly described in the section “The First Security Proposals—Proposal 2—Merger-Related Compensation.”

The estimated value of the payments and benefits that the First Security Named Executive Officers may receive in connection with the merger is quantified in the table below, which amounts have been calculated based on the following estimates and assumptions, in addition to those described in the footnotes to the table:

•	the employment of each Named Executive Officer will be terminated without cause immediately following consummation of the merger;

•	the Effective Time of the merger is assumed to be [●], 2015, the latest practicable date before the date of this document;

•	calculations related to the value of unvested restricted stock awards and the value of the in-the-money stock options are based on a price per share of $2.35, the amount of per-share consideration for shareholders receiving cash in the merger; and

•	payments for unvested restricted stock awards and in-the-money options are based on the holdings of each Named Executive Officer as of [●], 2015, the latest practicable date before the date of this document.

The amounts below do not include compensation and benefits that are provided to First Security’s general employees. Each agreement providing for the payment of compensation related to the merger includes a limitation so that no portion of the payments constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. The amounts below do not reflect any potential adjustment triggered by these provisions; however, a preliminary assessment indicates reductions of cash payments totaling approximately $175,000 and $90,000 for Mr. Haddock and Ms. Cobb, respectively, with no anticipated reductions for Messrs. Kramer or Tietz. Additionally, the values provided in the table are estimates and would need to be verified and re-calculated upon the actual occurrence of a change in control and termination.

Golden Parachute Compensation

Name	Cash ($)		Equity ($)		Pension/ NDQC ($)	Perquisites/ Benefits ($)		Tax Reimbursement ($)	Other ($)	Total ($)
D. Michael Kramer	1,356,063	[a]	473,092	[e]	—	9,972	[f]	—	—	1,839,127
John R. Haddock	783,998	[b]	237,354	[e]	—	13,152	[f]	—	—	1,034,504
Denise M. Cobb	602,108	[c]	148,346	[e]	—	8,544	[f]	—	—	758,998
Christopher G. Tietz	822,680	[d]	237,354	[e]	—	13,272	[f]	—	—	1,073,306

a	The estimated cash payments for Mr. Kramer are based upon the Employment Agreement dated June 5, 2015 by and among Mr. Kramer, Atlantic Capital and Atlantic Capital Bank. The amount equals a 2.25 multiple of the sum of his base salary and target bonus of 45% plus his guaranteed minimum short-term incentive bonus of $100 thousand for 2015.

b	The estimated cash payments for Mr. Haddock are based upon the Retention Benefits Letter Agreement dated March 26, 2015 by and between Mr. Haddock and Atlantic Capital. The amount equals a 2.25 multiple of the sum of his base salary and target bonus of 30%, plus his guaranteed minimum bonus of 30% of his base salary for 2015.
c	The estimated cash payments for Ms. Cobb are based upon the Retention Benefits Letter Agreement dated March 26, 2015 by and between Ms. Cobb and Atlantic Capital. The amount equals a 2.25 multiple of the sum of her base salary and target bonus of 30%, plus her guaranteed minimum bonus of 30% of her base salary for 2015.
d	The estimated cash payments for Mr. Tietz are based upon the Retention Benefits Letter Agreement dated August 25, 2015 by and between Mr. Tietz and Atlantic Capital. The amount equals a 2.25 multiple of the sum of his base salary and target bonus of 30%, plus his guaranteed minimum bonus of 30% of his base salary for 2015 and prorated 30% minimum bonus for 2016 through the retention date of February 29, 2016.
e	The estimated equity compensation for each named executive officer is comprised of the value of in-the-money stock options that vest based on the merger and the value associated with unvested restricted stock that vest based on the merger. The below assumes that an upcoming vesting in July 2015 occurs prior to the effective date of the merger. The estimated equity compensation is as follows:

	Option Awards[1]			Stock Awards[1]
Name	In-the-Money Options Awards that Vest	Strike Price	Value Realized on Assumed Exercise	Stock Awards that Vest	Value Realized Upon Vesting	Total Equity Compensation
Kramer	56,400	$12.39	$11,844	22,560	$284,256
	2,820	$12.39	592	14,000	176,400

Totals for Kramer			$12,436		$460,656	$473,092

Haddock	45,120	$12.39	$9,475	18,048	$227,405
	2,256	$12.39	474

Totals for Haddock			$9,949		$227,405	$237,354

Cobb	28,200	$12.39	$5,922	11,280	$142,128
	1,410	$12.39	296

Totals for Cobb			$6,218		$142,128	$148,346

Tietz	45,120	$12.39	$9,475	18,048	$227,405
	2,256	$12.39	474

Totals for Tietz			$9,949		$227,405	$237,354

[1]	Shares and strike prices are as converted based upon the 0.188 exchange ratio. The value realized assumes a stock price of $12.60 per share.

f	Each named executive officer is entitled to twelve months of continued health care coverage and reimbursement of the company portion of the COBRA cost. The amount listed represents the current portion of First Security’s costs for the current health benefits based on the current health coverage of each named executive officer.

Treatment of Restricted Stock and Stock Options

Pursuant to their terms, all outstanding restricted stock will vest at the Effective Time and will be converted into Atlantic Capital common stock, after being adjusted by the Exchange Ratio.

As of the Effective Time, Atlantic Capital will either assume all outstanding stock options (after adjustment by the Exchange Ratio) substantially in accordance with their terms, or substitute such stock options with substantially identical awards under any Atlantic Capital stock plans or other plans to be adopted by Atlantic

Capital before the Effective Time, such that after the merger and without any action on the part of the holders of any First Security stock options, such options shall be converted into and become rights with respect to Atlantic Capital common stock.

Director Equity Awards

In addition, First Security directors hold unvested stock options and restricted stock. The below table provides information on the estimated value, assuming exercise, of vested option awards as well as the estimated value associated with certain stock awards that become vested due to the merger. Director option awards do not vest automatically based on the merger. The below assumes that an upcoming vesting date in July 2015 for certain options and awards occurs prior to the effective date of the merger.

	Option Awards[1]			Stock Awards[1]
Name	In-the- Money Options Awards	Strike Price	Value Realized on Assumed Exercise	Stock Awards that Vest	Value Realized Upon Vesting	Total Value
Enden	620	$12.39	$130	376	$4,738	$4,868
Grant	620	$12.39	$130	376	$4,738	$4,868
Hall	620	$12.39	$130	376	$4,738	$4,868
Hurwich	620	$12.39	$130	376	$4,738	$4,868
Jackson	620	$12.39	$130	376	$4,738	$4,868
Kirkland	620	$12.39	$130	376	$4,738	$4,868
Lane	620	$12.39	$130	376	$4,738	$4,868
Mauldin	620	$12.39	$130	1,015	$12,789	$12,919

[1]	Shares and strike prices are as converted based upon the 0.188 exchange ratio. The value realized assumes a stock price of $12.60 per share.

Indemnification and Insurance

The merger agreement provides that Atlantic Capital will, to the maximum extent allowed by law, indemnify, defend and hold harmless the current and former officers, employees and directors of First Security and its subsidiaries against any threatened or actual claims pertaining to such individual’s role as an officer, employee or director of First Security.

The merger agreement also requires Atlantic Capital to obtain coverage, for a period of six years following the Effective Time, under First Security’s directors’ and officers’ liability insurance policy for acts or omission occurring prior to the Effective Time. Atlantic Capital may substitute a different policy or policies of at least the same coverage and amounts containing terms no less advantageous to the insured parties. However, in no event will Atlantic Capital be required to expend an annual amount in excess of 200% of the premiums paid by First Security for the year ended December 31, 2014 in obtaining such coverage.

Director Support Agreements

Each of First Security’s directors has entered into a separate director support agreement with Atlantic Capital. The director support agreements provide, among other things, that each director will, in such director’s capacity as a First Security shareholder and not in his role as a director, vote in favor of the merger, vote against any takeover proposal or similar transaction, not solicit or otherwise participate in any takeover proposal, not transfer any shares currently owned, and not make any public statement without the prior consent of Atlantic Capital. The director support agreements also contain non-competition and non-solicitation obligations as well as provisions relating to the non-disclosure of confidential information.

Atlantic Capital’s Reasons for the Merger and Recommendation of the Atlantic Capital Board of Directors

The Atlantic Capital Board believes that the merger presents a unique opportunity for Atlantic Capital to broaden its geographic market and create a leading commercial bank operating along the I-75 corridor by adding 26 banking offices located in both Tennessee and Georgia. The Atlantic Capital Board also believes that the merger will enhance the business plans of the Surviving Bank to expand and diversify revenue opportunities, provide for substantial earnings per share accretion due to significant cost savings opportunities, provide for revenue synergy opportunities with increased scale and complementary businesses, capture strong regulatory ratios, add a solid core deposit base, and sustain robust loan origination trends and opportunities in the target markets.

The terms of the merger, including the Merger Consideration, are the result of arm’s-length negotiations between representatives of Atlantic Capital and First Security. In reaching its decision to approve the merger, the Atlantic Capital Board consulted with its financial, accounting, legal and tax advisors regarding the terms of the transaction and with Atlantic Capital’s management. In approving the entry into the merger agreement, the Atlantic Capital Board considered, among other things, the following material factors:

•	First Security’s presence in and around the Chattanooga, Tennessee-Georgia MSA, and the Knoxville, Tennessee MSA;

•	the merger and the bank merger would broaden Atlantic Capital’s commercial lending platform and result in significant fee income business and a diversified funding mix;

•	the complementary interest rate positions resulting from the merger and bank merger;

•	the ability to retain a significant portion of certain deferred tax assets of FSGBank following the bank merger;

•	the merger and the bank merger would combine the core products and services of Atlantic Capital Bank and FSGBank, thereby offering Atlantic Capital’s customers with a greater suite of banking products and services;

•	the merger and the bank merger would provide the opportunity to realize economies of scale and increase efficiencies of operations;

•	the due diligence reports of Atlantic Capital management and Atlantic Capital’s advisors concerning the operations and financial condition of First Security and the pro forma financial impact of the merger;

•	the financial presentation of Atlantic Capital’s financial advisor and the opinion delivered by its financial advisor to the Atlantic Capital Board;

•	First Security is a well-managed, quality organization with a talented management team combining small business and retail banking expertise;

•	Atlantic Capital and First Security’s management teams bring complementary expertise and market knowledge, with both management teams sharing a common business vision and commitment to their respective clients, shareholder, employees, and other constituencies;

•	Atlantic Capital and First Security have complementary service-focused business models centered around private banking, specialty lending, community business banking, and commercial banking;

•	the current and prospective environment in which Atlantic Capital operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally, the increased regulatory burdens on financial institutions generally, and the trend toward consolidation in the banking industry and in the financial services industry;

•	Atlantic Capital’s management’s belief that the merger will be accretive to Atlantic Capital’s earnings per share under GAAP;

•	Atlantic Capital’s management’s belief that the proceeds of the private placement of common stock and the private placement of subordinated debt securities in excess of the amount necessary to pay the cash component of the merger consideration would be available to implement the combined institution’s strategy; and

•	the merger is expected to provide an increase in shareholder value, including the benefits of a stronger strategic and geographic position.

The Atlantic Capital Board also considered potential risks associated with the merger in connection with its deliberations of the merger, including the following material factors:

•	the challenges of integrating First Security’s business, operations, and workforce with those of Atlantic Capital;

•	the potential risk of diverting management attention and resources from the operation of Atlantic Capital’s business and towards the completion of the merger and the integration of the two companies;

•	the dilutive effect of the Equity Offering and the impact of the Debt Offering on the financial condition of the combined entity;

•	the risk that the provisions of the merger agreement relating to the payment of a termination fee under specified circumstances could have the effect of discouraging other parties that might be interested in a transaction with Atlantic Capital from proposing such a transaction;

•	the merger-related costs;

•	the additional costs and diversion of management attention associated with operating as a public company; and

•	the regulatory and other approvals required in connection with the merger and the expected likelihood that such regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions.

The Atlantic Capital Board considered all of these factors as a whole and, on balance, the Atlantic Capital Board believes that the opportunities created by the merger to increase the value of the Atlantic Capital franchise more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by the Atlantic Capital Board is not exhaustive, but includes the material factors considered by the Atlantic Capital Board. In view of the wide variety of factors considered by the Atlantic Capital Board in connection with its evaluation of the merger and the complexity of these matters, the Atlantic Capital Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the Atlantic Capital Board may have given different weights to different factors.

Accordingly, Atlantic Capital’s entry into the merger agreement was unanimously approved by the Atlantic Capital Board on March 24, 2015, and its entry into the amendment to the merger agreement was unanimously approved by the Atlantic Capital Board on May 29, 2015.

The Atlantic Capital Board unanimously recommends that Atlantic Capital’s shareholders vote “FOR” the Atlantic Capital merger proposal and “FOR” the Atlantic Capital adjournment proposal.

Opinion of Financial Advisor to Atlantic Capital

In connection with the merger, Atlantic Capital retained Macquarie to assist Atlantic Capital in analyzing, structuring, negotiating and effecting a transaction with First Security. Atlantic Capital selected Macquarie because Macquarie is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Atlantic Capital and its business.

Macquarie delivered a written opinion dated March 25, 2015 to the Atlantic Capital Board that, as of the date of opinion, based upon and subject to certain matters stated in the opinion, the merger consideration to be paid by Atlantic Capital in the merger pursuant to the merger agreement is fair, from a financial point of view, to Atlantic Capital. The opinion does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to the Atlantic Capital Board, Atlantic Capital, the Atlantic Capital shareholders, or any other person as to how to act or vote with respect to any matter relating to the merger.

The full text of Macquarie’s written opinion, dated March 25, 2015, which sets forth the assumptions made, procedures followed, qualifications and limitations on the review undertaken and other matters considered by Macquarie in connection with the opinion, is attached as Appendix B to this document and is incorporated herein by reference. The description of the opinion set forth in this document is qualified in its entirety by reference to the full text of such opinion. Atlantic Capital shareholders are urged to read the opinion carefully and in its entirety.

In connection with its opinion, Macquarie, among other things:

•	reviewed a draft of the merger agreement dated March 24, 2015;

•	reviewed certain publicly available business and financial information relating to First Security, Atlantic Capital and their respective subsidiaries that Macquarie deemed to be relevant;

•	reviewed certain non-public internal financial statements and other non-public financial and operating data relating to First Security, Atlantic Capital and their respective subsidiaries that were prepared and provided to Macquarie by the respective managements of First Security and Atlantic Capital and their respective other advisors;

•	reviewed certain financial projections prepared by the management of Atlantic Capital relating to Atlantic Capital for the fiscal years 2015 through 2019 and certain financial projections prepared by the management of First Security relating to First Security for the fiscal years 2015 through 2019;

•	discussed the past and current operations, financial projections, current financial condition and prospects of First Security and Atlantic Capital with the respective management teams of First Security and Atlantic Capital;

•	reviewed certain estimates prepared by management of Atlantic Capital, First Security and their respective tax advisors of the deferred tax assets and deferred tax liabilities of First Security realizable following the merger and Atlantic Capital common stock offering under the Internal Revenue Code Section 382 (“IRC Section 382”) limitations and Tennessee state tax laws and the amount of such deferred tax assets that Atlantic Capital’s and First Security’s legal and accounting advisors had indicated are includible in regulatory capital;

•	reviewed the financial terms of certain publicly available transactions in the commercial banking industry in which First Security and Atlantic Capital operate, which Macquarie deemed relevant;

•	reviewed publicly available securities research analysts’ estimates with respect to the future financial performance and price targets of First Security;

•	reviewed cost savings and synergies estimates expected to result from the merger prepared by the managements of First Security and/or Atlantic Capital and their respective other advisors;

•	reviewed certain trading and operating information of certain publicly traded companies in the industry in which First Security and Atlantic Capital operate that Macquarie deemed relevant; and

•	performed such other analyses and examinations, made such inquiries, and considered such other factors that Macquarie deemed appropriate for purposes of Macquarie’s opinion.

For purposes of Macquarie’s analysis and opinion, Macquarie did not undertake responsibility for independently verifying, and did not independently verify, the accuracy and completeness of the foregoing information and assumed and relied upon the accuracy and completeness of such information. Management of

Atlantic Capital advised Macquarie, and Macquarie assumed, that the financial projections of Atlantic Capital that were furnished to Macquarie by Atlantic Capital were reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the future financial performance and condition of Atlantic Capital. In addition, management of First Security advised Macquarie, and Macquarie assumed, that the financial projections of First Security that were furnished to Macquarie by First Security were reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the future financial performance and condition of First Security. Macquarie assumed that such projections and the synergies estimates were a reasonable basis on which to evaluate Atlantic Capital, First Security and the merger and, at the direction of the Atlantic Capital Board, used and relied upon such projections and the synergies estimates for purposes of its analyses and opinion. Macquarie also assumed that the synergies estimates were reasonably prepared in good faith on bases reflecting the best currently available estimates of the managements of Atlantic Capital and First Security with respect to the cost savings expected to result from the merger and assumed such synergies will be achieved in the amounts and at the times indicated thereby. Macquarie assumed no responsibility for, and expressed no view or opinion as to, such projections or synergies estimates or the assumptions upon which they are based. Further, Macquarie relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Atlantic Security or First Security since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Macquarie that would be material to its analysis or opinion, and that there is no information or any facts that would make any of the information reviewed by Macquarie incomplete or misleading. In connection with its opinion, Macquarie did not make, or assume any responsibility for making, any physical inspection, independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Atlantic Capital or First Security, nor was it furnished with any such evaluations or appraisals.

For purposes of rendering the opinion, Macquarie relied upon and assumed, with Atlantic Capital’s consent, that:

•	the representations and warranties of each party contained in the merger agreement were true and correct;

•	each party would fully and timely perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the completion of the merger would be satisfied, and that the merger will be consummated in a timely manner in accordance with the terms set forth in the merger agreement;

•	that the merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations and that all governmental, regulatory, third-party and other consents, approvals or releases necessary for the consummation of the merger will be obtained without any delay, limitation, restriction or condition (including the disposition of businesses or assets) that would have an adverse effect on Atlantic Capital, First Security or the contemplated benefits from the proposed merger;

•	the final form of the merger agreement would not differ from the draft of the merger agreement reviewed by Macquarie;

•	for federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the “long-term tax-exempt rate,” as defined by Section 382(f)(1) of the Code is the rate in effect for March 2015, and this rate will not be materially lower for any material period of time, whether as a result of normal monthly changes in such rate or as a result of the adoption of recently proposed U.S. Treasury regulations published in 80 Fed. Reg. 11141 (March 3, 2015), or other changes in tax law or regulations;

•

the debt and equity to be sold by Atlantic Capital in connection with the merger, including the Equity Offering, will be timely completed on the terms last provided to Macquarie and such sales will be completed in compliance in all respects with all applicable federal and state statues, rules and regulations and that all governmental, regulatory, third-party and other consents, approvals or releases necessary for the consummation of the merger will be obtained without any delay, limitation, restriction or condition, and without adverse effect on Atlantic Capital, First Security or the contemplated benefits of the merger, including the realizable benefits of the deferred tax assets and the deferred tax liabilities of First Security realizable following the merger; and

•	Atlantic Capital does not exercise its right under the Stone Point Securities Purchase Agreement to sell, subject to the terms and conditions of such agreement, up to 2,619,047 shares of Atlantic Capital common stock to Stone Point, at $12.60 per share (the “Standby Commitment”), and that no shares of Atlantic Capital common stock are sold pursuant to the Standby Commitment.

Macquarie’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Macquarie as of, the date of its opinion. It is understood that subsequent developments may affect Macquarie’s opinion. Macquarie has no obligation to update, revise, reaffirm or withdraw its opinion.

Macquarie’s opinion only addresses the fairness, from a financial point of view, to Atlantic Capital of the merger consideration to be paid by Atlantic Capital in the merger pursuant to the merger agreement and does not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. Macquarie does not express any view on, and its opinion does not address, (i) the form or structure of the merger, or any portion thereof, or the form or composition of the merger consideration; (ii) the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be paid or payable to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration or otherwise; or (iii) the fairness of any private placement of Atlantic Capital common stock in connection with the merger. Macquarie’s opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available to Atlantic Capital, nor does it address the underlying business decision of the Atlantic Capital Board or Atlantic Capital to effect the merger. Macquarie is not a legal, regulatory, accounting, environmental or tax expert and has not provided any advice as to such matters. Macquarie has assumed that Atlantic Capital has obtained such advice or opinions from appropriate professional sources and Macquarie has relied upon the accuracy and completeness of assessments by Atlantic Capital, First Security and their respective advisors with respect to legal, regulatory, accounting, environmental and tax matters. Macquarie did not express any opinion as to whether or not Atlantic Capital, First Security or any other party is receiving or paying reasonably equivalent value in the merger or the Equity Sale, the solvency, creditworthiness or fair value of Atlantic Capital, First Security, or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, receivership, conservatorship, fraudulent conveyance or similar matters.

The aggregate merger consideration was determined through negotiation between Atlantic Capital and First Security and the decision to enter into the merger agreement was solely that of the Atlantic Capital Board. In addition, Macquarie’s opinion was among various factors taken into consideration by the Atlantic Capital Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Atlantic Capital Board with respect to the fairness to Atlantic Capital of the aggregate merger consideration payable by Atlantic Capital in the merger.

Summary of Analysis by Macquarie

The following is a summary of the material financial analyses presented by Macquarie to the Atlantic Capital Board, in connection with rendering its fairness opinion. The following summary is not a complete description of the financial analyses performed and provided by Macquarie in rendering its opinion or the presentation made by Macquarie to the Atlantic Capital Board, nor does the order of analysis described represent relative importance or weight given to any particular analysis by Macquarie, and it is qualified in its entirety by reference to the written opinion of Macquarie attached as Appendix B.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Macquarie considered the results of its entire analysis and Macquarie did not attribute any particular weight to any analysis or factor that it considered. Rather, Macquarie made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis.

The financial analyses summarized below include information presented in tabular format, which are not a complete description of the financial analyses performed by Macquarie. Macquarie believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 20, 2015, the last practical trading day prior to the date that Macquarie delivered its opinion to the Atlantic Capital Board, and it is not necessarily indicative of current market conditions.

Selected Peer Group Analysis. Using publicly available information, Macquarie compared the financial performance, financial condition and market performance of First Security to a peer group of depository institutions that Macquarie, using its professional judgment and expertise, considered comparable to First Security. Although none of the depository institutions is directly comparable to First Security in all respects, the depository institutions comprising the peer group were companies operating in the states where First Security operates and the states that border both Tennessee and Georgia (including all NASDAQ and NYSE listed banks headquartered in Alabama, Georgia, Tennessee, North Carolina and South Carolina with total assets between $1 billion and $3 billion, but excluding those that were targets of previously announced transactions or with Texas Ratios greater than 30%).

The depository institutions included in the peer group were:

State Bank Financial	NewBridge Bancorp

Park Sterling Corporation	HomeTrust Bancshares, Inc.

Carolina Financial Corporation	Palmetto Bancshares, Inc.

Peoples Bancorp of North Carolina, Inc.	Southern First Bancshares, Inc.

To perform this analysis, Macquarie used financial information as of December 31, 2014 or for the last twelve months reported as of that date. Certain financial data discussed by Macquarie, and as referenced in the tables presented below, may not correspond to the data presented in First Security’s historical financial statements, or to the data prepared by Sandler O’Neill presented under the section “The Merger—Opinion of Financial Advisor to First Security” as a result of the different periods, assumptions and methods used by Macquarie to compute the financial data presented.

Macquarie’s analysis showed the following concerning First Security’s and its peer group’s financial performance:

(Data for Last Twelve Months Reported)	FSGI	Peer Group Minimum	Peer Group Maximum	Peer Group Median
Return on Average Assets	0.36%	0.33%	1.20%	0.68%
Return on Average Tangible Common Equity	4.2%	2.3%	10.9%	7.5%
Net Interest Margin	3.3%	3.7%	4.8%	3.8%
Efficiency Ratio	92.9%	63.9%	86.3%	73.1%

Macquarie’s analysis showed the following concerning First Security’s and its peer group’s financial condition:

(Data for Last Twelve Months Reported)	FSGI	Peer Group Minimum	Peer Group Maximum	Peer Group Median
Tangible Common Equity/Tangible Assets	8.4%	7.6%	15.7%	9.8%
Total Risk-Based Capital Ratio	13.0%	12.2%	24.4%	14.0%
Loans/Deposits	81.3%	68.3%	110.5%	85.3%
Loan Loss Reserve/Loans	1.29%	0.52%	1.75%	1.38%
Nonperforming Assets/Assets	0.84%	0.19%	2.44%	0.93%
Net Charge-Offs/Average Loans	0.03%	(0.14%)	0.41%	0.18%
Texas Ratio	9.2%	6.1%	22.6%	10.7%

Macquarie’s analysis showed the following concerning First Security’s and its peer group’s market performance:

(Data for Last Twelve Months Reported)	FSGI	Peer Group 25% Percentile	Peer Group 75% Percentile	Peer Group Median
Stock Price / 2015E Earnings Per Share(1)	39.2x	16.3x	21.2x	17.3x
Stock Price / 2016E Earnings Per Share(1)	21.4x	12.9x	19.1x	15.9x
Stock Price/Tangible Book Value Per Share(2)	1.72x/1.03x	1.13x	1.52x	1.30x
Stock Price Premium/Core Deposits	7.8%/0.6%	2.4%	10.0%	4.5%

(1)	Assumes street estimates of $0.06 and $0.11 per share for 2015 and 2016, respectively.
(2)	First Security’s 1.03x P/TBV and 0.6% core deposit premium are adjusted for the 100% reversal of the valuation allowance held against a $60.7 million deferred tax asset.

Selected Transaction Analysis. Macquarie reviewed publicly available information related to all comparably sized acquisitions of banks with transaction deal value between $50 million and $500 million since June 2013 with targets headquartered in Alabama, Georgia, Tennessee, North Carolina and South Carolina. Although none of the companies involved in the selected transactions are directly comparable to First Security in all respects, nor are any of the selected transactions directly comparable to the merger in all respects, Macquarie chose the transactions in the selected transactions analysis based on its professional judgment that the companies that participated in the selected transactions are companies with operations that, for the purpose of analysis, may be considered similar to the operations of First Security and/or because the selected transactions, for the purposes of analysis, may be considered similar to the merger.

The transactions included in the group were:

Acquirer	Target

United Community Banks, Inc.	MoneyTree Corporation

Renasant Corporation	Heritage Financial Group, Inc.

IBERIABANK Corporation	Georgia Commerce Bancshares, Inc.

First Horizon National Corporation	TrustAtlantic Financial Corporation

State Bank Financial Corporation	Georgia-Carolina Bancshares, Inc.

BNC Bancorp	Harbor Bank Group, Inc.

Simmons First National Corporation	Community First Bancshares, Inc.

Yadkin Financial Corporation	VantageSouth Bancshares, Inc.

HomeTrust Bancshares, Inc.	Jefferson Bancshares, Inc.

NewBridge Bancorp	CapStone Bank

With respect to each of the selected transaction, Macquarie derived multiples for the merger from an implied aggregate merger value of $157.0 million (based on a stock price of $2.35 for First Security) for First Security using the treasury stock method. For each precedent transaction, Macquarie derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	last twelve months earnings per share (“LTM EPS”) based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition;

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

•	tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	Atlantic Capital/ FSGI	Peer Group 25th Percentile	Peer Group 75th Percentile	Peer Group Median
Tangible Book Value(1)	1.11x	1.38x	1.74x	1.55x
LTM Earnings Per Share	65.0x	17.8x	26.3x	19.8x
Core Deposit Premium(1)	2.4%	7.0%	8.6%	7.5%

(1)	Includes a deferred tax asset estimated at $49.0 million assuming a reversal of the valuation allowance currently held against First Security’s deferred tax asset and limitations in the utilization of the deferred tax asset following a change of control pursuant to Internal Revenue Code Section 382.

No company or transaction used as a comparison in the above analysis is identical to Atlantic Capital, First Security or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis. Macquarie performed a discounted cash flow analysis to estimate a range for the implied equity value of First Security. In selecting the appropriate discount rate to use, Macquarie estimated the cost of equity of First Security’s selected peer group, which ranged from 8.1% to 15.4% as of March 20, 2015. In this analysis, Macquarie applied discount rates ranging from 12.0% to 16.0% to derive (i) the present value of the estimated free cash flows that First Security could generate over a five-year period, including certain cost savings forecasted as a result of the completion of the merger, and (ii) the present value of First Security’s terminal value at the end of the five-year period. Macquarie calculated terminal values for First Security based on 12.0x estimated year six earnings and based on 1.25x stock price to tangible book value multiple. In performing this analysis, Macquarie used projections prepared and provided by First Security’s management. Certain data was adjusted to account for certain restructuring charges and transaction adjustments anticipated by Atlantic Capital’s management to result from the completion of the merger. Macquarie assumed that First Security would maintain a tangible common equity/tangible asset ratio of 9.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for First Security.

Based on these assumptions, Macquarie derived an average range (average of earnings based terminal multiple and tangible book value based multiple methodologies) of implied value of First Security of $147.7 million to $170.4 million when including cost synergies and other adjustments associated with the completion of the merger.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis does not purport to be indicative of the actual values or expected values of First Security.

The Atlantic Capital Board retained Macquarie as an independent contractor to act as financial adviser to Atlantic Capital regarding the merger, because, as part of its investment banking business, Macquarie is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. Macquarie has experience in, and knowledge of, the valuation of banking enterprises. For Macquarie’s services, Atlantic Capital agreed to pay Macquarie a cash fee of $200,000 upon the rendering of its opinion, regardless of the conclusion reached therein. In addition, Atlantic Capital agreed to pay to Macquarie a cash fee equal to $1,200,000, which is contingent upon completion of the merger. Atlantic Capital also agreed to reimburse Macquarie for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify Macquarie and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. Atlantic Capital has also engaged Macquarie to act as co-placement agent in the Debt Offering. Atlantic Capital will pay Macquarie a placement agent fee estimated at approximately $250,000 (assuming that $50 million of notes are sold), and Atlantic Capital will provide the placement agents, including Macquarie, with customary indemnification. Macquarie has not performed any work for First Security during the past five years. Macquarie has not received compensation for financial advisory and capital raising activities for Atlantic Capital in the last five years.

In the ordinary course of its business, Macquarie or its affiliates may actively trade in securities and financial instruments (including securities and derivatives and loans) of Atlantic Capital, First Security, any other party that may be involved in the merger and their respective affiliates, for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Macquarie and its affiliates may have in the past provided, may be currently providing and in the future may provide, financial advisory and capital raising services to Atlantic Capital, First Security or their respective affiliates, for which Macquarie or its affiliates have received, and would expect to receive, compensation. A senior Macquarie officer on the engagement has beneficially owned shares of Atlantic Capital common stock since 2009.

Macquarie has given its written consent to the inclusion of its opinion in the registration statement of which this document is a part.

Certain Atlantic Capital Unaudited Prospective Financial Information

Atlantic Capital does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Atlantic Capital is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to First Security, Sandler O’Neill and Macquarie in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Atlantic Capital, First Security, Sandler O’Neill, Macquarie, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Atlantic Capital’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates, assumptions and judgments made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Atlantic Capital’s business, all of which are difficult to predict and many of which are beyond Atlantic Capital’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and judgments, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and developments. Atlantic Capital can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Atlantic Capital’s business, industry performance, general business and economic conditions, customer behavior and requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the AICPA for preparation and presentation of prospective financial information. Neither Atlantic Capital’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Atlantic Capital can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement, the date of the amendment to the merger agreement, or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Atlantic Capital does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on Atlantic Capital of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Atlantic Capital of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Atlantic Capital of any possible failure of the merger to occur.

None of Atlantic Capital, First Security, Macquarie, Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized to make any representation to any person regarding Atlantic Capital’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed a representation by Atlantic Capital, First Security, Macquarie, Sandler O’Neill or any other person that it is viewed as material information of Atlantic Capital, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence any shareholder’s decision whether to vote in favor of the Atlantic Capital merger proposal, the First Security merger proposal or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to Macquarie in connection with the merger and to First Security and Sandler O’Neill in connection with First Security’s due diligence of Atlantic Capital.

In light of the foregoing, and considering that the special meetings will be held several months after the dates of the unaudited prospective financial information and the dates such information was prepared, as well as the uncertainties inherent in any forecasted information, Atlantic Capital shareholders are cautioned not to rely on such information.

The following table presents selected Atlantic Capital unaudited prospective financial information for the years ending December 31, 2015 through 2019 provided to Macquarie, First Security and Sandler O’Neill and discussed by Atlantic Capital with each such party and, in the case of Macquarie and Sandler O’Neill, considered in connection with their respective reviews of the merging parties.

	2015	2016	2017	2018	2019
	($ dollars in thousands except per share amounts)
Average Assets	$1,411,729	$1,620,751	$1,817,564	$1,994,001	$2,177,001
Average Equity	143,345	$156,677	$174,259	$196,489	$222,510
Return on Average Assets	0.69%	0.92%	1.12%	1.21%	1.28%
Return on Average Equity	6.78%	9.47%	11.66%	12.28%	12.54%
Net Income	$9,722	$14,841	$20,323	$24,135	$27,908
Earnings Per Share – Basic	$0.72	$1.10	$1.50	$1.79	$2.07
Tangible Book Value Per Share	$11.05	$12.15	$13.65	$15.44	$17.50

Atlantic Capital’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the Atlantic Capital Board with respect to the Atlantic Capital merger proposal, you should be aware that Atlantic Capital’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Atlantic Capital’s shareholders generally. The Atlantic Capital Board was aware of and considered these interests, among other matters, in approving and adopting the merger agreement.

Appointment of individuals to the boards of directors of Atlantic Capital and the Surviving Bank

The merger agreement provides that the Atlantic Capital Board shall appoint eight individuals to the board of directors of each of Atlantic Capital and the Surviving Bank to serve for 12 months following completion of the merger. The current Atlantic Capital and Atlantic Capital Bank directors who are not continuing following the Effective Time will resign. It is currently anticipated that these eight individuals will be Brian D. Jones, as the designee of BCP Fund I Southeast Holdings LLC (“BankCap”), Stephen Levey, as the designee of Stone Point, Walter M. “Sonny” Deriso, Jr., Douglas L. Williams, Douglas J. Hertz, R. Charles Shufeldt, Chilton Davis Varner and Marietta Edmunds Zakas. Currently, non-employee directors of Atlantic Capital receive an annual retainer of $20,000, an additional annual retainer of $5,000 for the chairs of committees, and an annual grant of restricted shares of Atlantic Capital common stock. Such retainers and equity grants are in consideration for serving on both the Atlantic Capital Board and the board of directors of Atlantic Capital Bank. For more information, see “Atlantic Capital’s Executive Compensation—Director Compensation.”

Director Support Agreements

Each of Atlantic Capital’s current directors has entered into a separate director support agreement with First Security. The director support agreements provide, among other things, that each director will, in such director’s capacity as an Atlantic Capital shareholder and not in his role as a director, vote in favor of the merger, not transfer any shares currently owned, and not make any public statement without the prior consent of First Security. The director support agreements also contain non-competition and non-solicitation obligations as well as provisions relating to the non-disclosure of confidential information.

Board of Directors and Management of Atlantic Capital Following Completion of the Merger

The Atlantic Capital Board following the merger will be comprised of thirteen members, consisting of five persons designated by the current members of the First Security Board, and eight persons designated by the current members of the Atlantic Capital Board. The respective boards of directors of First Security and Atlantic Capital will designate their board nominees prior to the consummation of the merger. Pursuant to a stock purchase agreement by and between First Security and each of the investors named therein, each of Ulysses Partners, L.P. and MFP Partners, L.P. will have the right to designate one person selected by it to the Atlantic Capital Board following the merger. These two director designees will comprise two of the five directors of the Atlantic Capital Board selected by the First Security Board. Pursuant to corporate governance agreements among Atlantic Capital, Atlantic Capital Bank, and each of BankCap and Stone Point, each of BankCap and Stone Point will have the right to designate one person selected by it to the Atlantic Capital Board. These two director designees will comprise two of the eight directors of the Atlantic Capital Board selected by the Atlantic Capital Board.

Atlantic Capital anticipates that its designees to the Atlantic Capital Board following the merger will be Brian D. Jones, as the designee of BankCap, Stephen Levey, as the designee of Stone Point, Douglas L. Williams, Walter M. “Sonny” Deriso, Jr., Douglas J. Hertz, R. Charles Shufeldt, Chilton Davis Varner and Marietta Edmunds Zakas. First Security anticipates that its designees to the Atlantic Capital Board following the merger will be Adam G. Hurwich, as the designee of Ulysses Partners, L.P., Henchy R. Enden, as the designee of MFP Partners, L.P., D. Michael Kramer, Larry D. Mauldin, and John N. Foy. Mr. Deriso, Jr. will serve as Chairman of the Atlantic Capital and the Surviving Bank boards of directors following the merger.

Information regarding Messrs. Jones, Williams, Deriso, Hertz, and Shufeldt, Ms. Varner and Ms. Zakas appears below in “Atlantic Capital’s Directors and Executive Officers” beginning on page [●] of this joint proxy statement/prospectus. Mr. Levey is a Principal and Counsel of Stone Point Capital LLC, a global private equity firm based in Greenwich, Connecticut. Stone Point serves as the manager of the Trident Funds, which consists of partnerships that make investments exclusively in the financial services industry. Mr. Levey has been with the firm since 2008. From 2005 to 2008, Mr. Levey was a corporate attorney at Debevoise & Plimpton LLP, where he worked closely with Stone Point on several Trident Fund transactions. Mr. Levey is 41 years old and a director of Home Point Capital Inc. and its affiliates and Lancaster Pollard Holdings, LLC. He holds an A.B. from Princeton University and a J.D. from the New York University School of Law. The Atlantic Capital Board believes that Mr. Levey’s expertise in analyzing companies in the financial services industry and extensive knowledge of Atlantic Capital’s industry and its competition qualify him to serve on the Atlantic Capital Board. Mr. Foy is 71 years old and is an investor. He previously served as Vice Chairman of the Board of Directors and Treasurer of CBL & Associates Properties, Inc. (“CBL”) from February 1999 until December 2012 and as a director and Chief Financial Officer of CBL from the completion of its initial public offering in November 1993 until September 2012. From November 1993 until February 1999, he served as Executive Vice President - Finance, Chief Financial Officer and Secretary of CBL, and he resumed the role of Secretary of CBL from January 2010 until September 2012. Prior to CBL’s formation, he served in similar executive capacities with CBL’s predecessor. Mr. Foy served as the non-executive Chairman of the Board of First Fidelity Savings Bank in Crossville, Tennessee from December 1985 until April 1994. Mr. Foy has served as Chairman of the Board of Directors of Chattanooga Neighborhood Enterprise, a non-profit organization based in Chattanooga, Tennessee, and currently serves as a member of the Board of Trustees of the University of Tennessee, and as a member of the Board of Directors of the Electric Power Board of Chattanooga, a non-profit agency of the City of Chattanooga, Tennessee. He is a former member of the Board of Governors of the National Association of Real Estate Investment Trusts. Mr. Foy received his B.S. in History from Austin Peay State University and a J.D. from the University of Tennessee. Mr. Foy serves on the Board of Directors, and as the Chairman of the Audit Committee of the Board of Directors, of MedEquities Realty Investment Trust, a private company that invests in a diversified mix of healthcare properties and healthcare related real estate debt investments. He also serves on the Board of Directors of the Tennessee Aquarium in Chattanooga, Tennessee. The Atlantic Capital Board

believes that Mr. Foy’s significant experience in serving as a public company executive, significant experience as a director of a financial institution, and his knowledge of the Chattanooga market qualify him to serve on the Atlantic Capital Board. Information regarding Henchy R. Enden, D. Michael Kramer, Adam G. Hurwich, and Larry D. Mauldin is included in the First Security Annual Report on Form 10-K for the year ended December 31, 2014 incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information.”

Following the merger, Douglas L. Williams will continue to be the Chief Executive Officer of Atlantic Capital and the Surviving Bank, and D. Michael Kramer, the current President and Chief Executive Officer of First Security, will serve as President of Atlantic Capital and the Surviving Bank. In addition, Carol H. Tiarsmith, the current Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Atlantic Capital and the Executive Vice President and Chief Financial Officer of Atlantic Capital Bank, will serve as Chief Financial Officer of Atlantic Capital and the Surviving Bank, and Richard A. Oglesby, Jr., the current Executive Vice President and Chief Risk Officer of Atlantic Capital and Atlantic Capital Bank, will serve as Chief Risk Officer/Chief Credit Officer of Atlantic Capital and the Surviving Bank.

Financing and Corporate Governance Agreements

Stone Point Securities Purchase Agreement

The obligations of First Security and Atlantic Capital to effect the merger are subject to Atlantic Capital having received proceeds in an amount sufficient to consummate the merger and the other transactions contemplated by the merger agreement (i) from the sale of Atlantic Capital common stock pursuant to the terms of the Stone Point Securities Purchase Agreement in the Equity Offering, and from the Debt Offering, or (ii) from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to Atlantic Capital and First Security. The Stone Point Securities Purchase Agreement provides for the sale by Atlantic Capital of approximately 1,984,127 shares of Atlantic Capital common stock at $12.60 per share. The Stone Point Securities Purchase Agreement also provides that Atlantic Capital shall have the right, subject to terms and conditions specified in the agreement, to sell up to 2,619,047 shares of Atlantic Capital common stock to Stone Point, at $12.60 per share (the “Standby Commitment”), provided that concurrently with any such issuance of shares Atlantic Capital shall also issue to Stone Point a warrant to purchase that number of shares of Atlantic Capital common stock equal to one-third of the number of shares purchased under such provision of the agreement, at an exercise price of $12.50 per share. Atlantic Capital currently does not expect to exercise its right to issue the Standby Commitment. Pursuant to the terms of the merger agreement, any exercise by Atlantic Capital of its right to issue the Standby Commitment will require the consent of First Security.

The Stone Point Securities Purchase Agreement also provides Stone Point with certain registration rights with respect to the securities purchased in the Equity Offering, subject to the terms and conditions set forth on Schedule A to the Stone Point Securities Purchase Agreement. The completion of the purchase and sale of Atlantic Capital common stock pursuant to the Stone Point Securities Purchase Agreement is subject to customary closing conditions, as well as regulatory approval and the closing of the transactions contemplated by the merger agreement. The obligations of Atlantic Capital and First Security to effect the merger are also subject to Atlantic Capital’s receipt of proceeds, including pursuant to the terms of the Stone Point Securities Purchase Agreement, in an amount sufficient to consummate the merger agreement. See “The Merger Agreement—Conditions to Complete the Merger.”

On June 2, 2015, Stone Point provided its written consent to the amendment to the merger agreement.

Stone Point Corporate Governance Agreement

On March 25, 2015, concurrently with the merger agreement and the Stone Point Securities Purchase Agreement, Atlantic Capital and Atlantic Capital Bank entered into a Corporate Governance Agreement with Stone Point (the “Stone Point Corporate Governance Agreement”). The Stone Point Corporate Governance Agreement provides for Atlantic Capital and Atlantic Capital Bank to:

•	immediately upon Stone Point’s request upon or subsequent to the consummation of the merger and the bank merger, appoint a person nominated by Stone Point to serve as a director on the Atlantic Capital Board and the board of directors of the Surviving Bank, subject to any required regulatory approvals and to the reasonable approval of the nominating committees of each of Atlantic Capital and Atlantic Capital Bank, as applicable, which approval shall not be unreasonably withheld, conditioned or delayed; and

•	at each meeting of shareholders for election of directors at which the position to be occupied under the Stone Point Corporate Governance Agreement by the nominee on any board of directors is to be determined by shareholder election, (A) cause the nominee to be recommended by the applicable nominating committee for consideration by the board of directors and to be nominated by the board of directors for election as a director; (B) recommend to its shareholders the election of the nominee, and use its reasonable best efforts to cause the election of the nominee to the board of directors, including soliciting proxies for the election of the nominee to the same extent as it does, consistent with past practice, for any other board of directors nominee for election as a director; and (C) request each then-current member of such board of directors to vote as a shareholder for approval of the nominee.

The Stone Point Corporate Governance Agreement contemplates that Stephen Levey will be the Stone Point nominee under the foregoing provision. The Stone Point Corporate Governance Agreement also provides for certain board observation rights upon the request of Stone Point (and in lieu of the Stone Point board nomination right described above) and for certain information rights for Stone Point. Each of the foregoing rights will terminate, subject to the terms and conditions in the agreement, if Stone Point (together with its affiliates) no longer beneficially owns at least 25% of the shares of the Atlantic Capital common stock held by Stone Point or any of its affiliates immediately following the consummation of the merger.

BankCap Corporate Governance Agreement

On March 25, 2015, concurrently with the merger agreement, Atlantic Capital and Atlantic Capital Bank entered into a Corporate Governance Agreement with BankCap (the “BankCap Corporate Governance Agreement”). The BankCap Corporate Governance Agreement provides for Atlantic Capital and Atlantic Capital Bank to:

•	immediately upon BankCap’s request upon or subsequent to the consummation of the merger and the bank merger, appoint a person nominated by BankCap to serve as a director on the Atlantic Capital Board and the board of directors of the Surviving Bank, subject to any required regulatory approvals and to the reasonable approval of the nominating committees of each of Atlantic Capital and Atlantic Capital Bank, as applicable, which approval shall not be unreasonably withheld, conditioned or delayed; and

•	at each meeting of shareholders for election of directors at which the position to be occupied under the BankCap Corporate Governance Agreement by the nominee on any board of directors is to be determined by shareholder election, (A) cause the nominee to be recommended by the applicable nominating committee for consideration by the board of directors and to be nominated by the board of directors for election as a director; (B) recommend to its shareholders the election of the nominee, and use its reasonable best efforts to cause the election of the nominee to the board of directors, including soliciting proxies for the election of the nominee to the same extent as it does, consistent with past practice, for any other board of directors nominee for election as a director; and (C) request each then-current member of such board of directors to vote as a shareholder for approval of the nominee.

BankCap has nominated Brian D. Jones as the BankCap nominee under the foregoing provision. The BankCap Corporate Governance Agreement also provides for certain board observation rights upon the request of BankCap (and in lieu of the BankCap board nomination right described above) and for certain information rights for BankCap. BankCap’s board nomination right will terminate, subject to the terms and conditions in the agreement, at such time as BankCap (together with its affiliates) ceases: (i) to own at least 25% of the shares of the Atlantic Capital common stock held by BankCap or any of its affiliates immediately following the consummation of the merger; and (ii) to be deemed by the Federal Reserve Board (or any Federal Reserve Bank) to be a bank holding company with respect to any bank of which Atlantic Capital is a bank holding company.

Debt Offering

Atlantic Capital currently expects to offer, in a private placement, up to approximately $50 million principal amount of subordinated notes, which qualify as Tier 2 capital as provided in the Federal Reserve’s capital rules. The notes are not offered hereby and will be separately offered and sold only to “qualified institutional buyers” (as defined in SEC Rule 144A) pursuant to a private placement memorandum. Each of the Equity Offering and the Debt Offering is expected to be completed prior to the Effective Time. The aggregate proceeds from the Equity Offering and the Debt Offering are expected to be used to pay the cash merger consideration. Atlantic Capital intends to use the net proceeds, if any, after paying the cash portion of the merger consideration, for general corporate purposes, including, but not limited to, paying expenses related to the merger and maintaining capital levels.

Public Trading Markets

Atlantic Capital common stock is not publicly traded. First Security common stock is listed and trades on the Nasdaq Capital Market under the symbol “FSGI.” The shares of Atlantic Capital common stock issued pursuant to the merger agreement are expected to be listed for trading on the Nasdaq Global Select Market under the symbol “ACBI.”

Regulatory Approvals Required for the Merger

Bank holding companies, such as Atlantic Capital and First Security, and depository institutions, such as Atlantic Capital Bank, FSGBank and the Surviving Bank, are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

The merger and the bank merger, as applicable, are subject to approval (or waiver in certain circumstances) by the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the “BHCA”), the OCC under the Bank Merger Act and National Bank Act, and the approval by the DBF under Title 7 of the Official Code of Georgia Annotated.

In addition, a period of up to 30 days must expire following approval by the OCC or Federal Reserve, as applicable, before completion of the merger and the bank merger, within which period the United States Department of Justice may file objections to the merger under federal antitrust laws. While Atlantic Capital and First Security believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger.

Effect on First Security’s Deferred Tax Assets

First Security previously experienced substantial net operating losses, which it is allowed to carry forward to offset current and future taxable income and thus reduce its federal income tax liability within applicable federal and state carry forward time frames. As of June 30, 2015, First Security has net deferred tax assets of $61.7 million that includes deferred tax assets associated with net operating loss carryforwards. As of June 30, 2015, First Security maintains a full valuation allowance against its net deferred tax assets. As disclosed in the unaudited pro forma condensed combined balance sheet, we expect to retain approximately $46.4 million of the net deferred tax assets and reverse the associated valuation allowance. This represents a permanent reduction of $15.3 million due to the limitation of Section 382 as of June 30, 2015. The reversal of the remaining applicable valuation allowance is based on management’s current assessment of the future taxable income of the combined entity. Management believes that it is more-likely-than-not that all retained First Security net operating loss carryforwards will be utilized within applicable timeframes. The total limitation will be determined as of the effective date of the merger and will be dependent on multiple factors, including, but not limited to, the actual consideration transferred and the applicable adjusted federal long-term tax-exempt rate for ownership changes as well as any potential changes in applicable tax regulations.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting within GAAP. Under the acquisition method of accounting, the assets and liabilities of First Security as of the effective date of the merger will be recorded at their respective fair values and added to those of Atlantic Capital. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Atlantic Capital issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of First Security before the merger date.

Dissenters’ Rights

First Security shareholders will not have dissenters’ rights under Tennessee law. Atlantic Capital shareholders will not have dissenters’ rights under Georgia law.

Restrictions on Sales of Shares by Certain Affiliates

All shares of Atlantic Capital common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Atlantic Capital as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Atlantic Capital and may include significant shareholders of Atlantic Capital. The officers and directors of First Security who continue in such capacities with Atlantic Capital upon completion of the merger are expected to be deemed affiliates of Atlantic Capital as of the closing date of the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income-tax consequences of the merger to U.S. holders (as defined below) of First Security common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service, or the IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

(iii) a trust that (a) is subject to the supervision of a court within the United States and is under the control of one or more U.S. persons or (b) has a valid election in effect under applicable Treasury regulations, to be treated as a U.S. person; or (iv) an estate that is subject to U.S. federal income taxation on its income regardless of its source. For purposes of this discussion, the term “common stock” means shares of First Security common stock.

This discussion addresses only those holders of First Security common stock that hold their First Security common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all of the U.S. federal income-tax consequences that may be relevant to particular holders of First Security common stock in light of their individual circumstances or to holders of First Security common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons holding First Security common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	foreign persons and U.S. expatriates;

•	persons whose “functional currency” is not the U.S. dollar; and

•	holders who acquired their shares of First Security common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income-tax purposes) holds First Security common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Entities taxable as a partnership and their owners should consult their tax advisors about the tax consequences of the merger to them.

In addition, the discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Atlantic Capital or First Security. We strongly urge each holder of First Security common stock to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Merger as a Tax-Free Reorganization

Atlantic Capital has received a legal opinion from Womble Carlyle Sandridge & Rice, LLP to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and First Security has received a legal opinion from Bryan Cave LLP to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The tax opinions will not be binding on the IRS. Neither Atlantic Capital nor First Security intends to request any ruling from the IRS as to the U.S. federal income-tax consequences of the merger, and there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications described herein, it is the opinion of each of Womble Carlyle Sandridge & Rice, LLP and Bryan Cave LLP that the material U.S. federal income-tax consequences from the merger will be as follows:

•	No gain or loss will be recognized by Atlantic Capital, Atlantic Capital shareholders or First Security as a result of the merger.

110.1

•	No gain or loss will be recognized by U.S. holders who hold their First Security common stock as a capital asset within the meaning of Section 1221 of the Code and exchange all of their First Security common stock solely for Atlantic Capital common stock pursuant to the merger.

•	A U.S. holder who receives Atlantic Capital common stock and cash (other than any cash received in lieu of a fractional share of Atlantic Capital common stock) will generally realize gain or loss in an amount equal to the difference between (i) the sum of the cash and the fair market value of Atlantic Capital common stock received and (ii) the holder’s income-tax basis in Atlantic Capital common stock surrendered. However, a U.S. holder will be required to recognize taxable gain, if any, equal to only the lesser of (i) the amount of realized gain as described in the previous sentence, and (ii) the amount of cash consideration received by the U.S. holder with respect to First Security common stock. A U.S. holder who realizes a loss with respect to the exchange of his First Security common stock and who receives any Atlantic Capital common stock pursuant to the merger may not recognize such loss for federal income-tax purposes (except in in the case of any loss realized with respect to cash received in lieu of any fractional share of Atlantic Capital common stock as discussed below).

•	The aggregate basis of Atlantic Capital common stock received in the merger by a U.S. holder of First Security common stock will equal the net of (i) the aggregate basis of the First Security common stock for which it is exchanged (but not including basis allocated to any fractional share of Atlantic Capital common stock redeemed as discussed below), minus (ii) the amount of any cash received in exchange for First Security common stock, plus (iii) the amount of any gain recognized on the exchange (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “— Potential Recharacterization of Gain as a Dividend”).

•	The holding period of Atlantic Capital common stock received in exchange for shares of First Security common stock will include the holding period of the First Security common stock for which it is exchanged.

•	A U.S. holder of First Security common stock who receives cash in lieu of a fractional share of Atlantic Capital common stock generally will be treated as having received the fractional share in the merger and then receiving cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate income-tax basis in the First Security common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of First Security common stock is more than one year at the Effective Time.

If a U.S. holder of First Security common stock acquired different blocks of First Security common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of First Security common stock, and the shares of Atlantic Capital common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult with their own tax advisors with regard to identifying the bases or holding periods of the particular shares of Atlantic Capital common stock received in the merger.

Completion of the merger is conditioned on, among other things, the receipt by Atlantic Capital of a legal opinion from Womble Carlyle Sandridge & Rice, LLP dated as of the closing date of the merger, to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and the receipt by First Security of a legal opinion from Bryan Cave LLP dated as of the closing date of the merger, to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by Atlantic Capital and First Security to be delivered at the time of closing. The tax opinions will not be binding on the IRS. Neither Atlantic Capital nor First Security intends to request any ruling from the IRS as to the U.S. federal income-tax consequences of the merger, and there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain

Except as described under “Potential Recharacterization of Gain as a Dividend” below, any gain, such as the receipt of consideration other than Atlantic Capital common stock in exchange for First Security common stock, that U.S. holders of First Security common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if the U.S. holder has held (or is treated as having held) the First Security common stock for more than one year as of the date of the merger. For noncorporate U.S. holders, long-term capital gain generally will be taxed at a maximum U.S. federal income-tax rate of 20% for the 2015 tax year. In addition, an unearned income Medicare contribution tax of 3.8% could apply to some to all of the capital gain of a noncorporate U.S. holder, depending on the U.S. holder’s level of modified adjusted gross income (or adjusted gross income in the case of a trust or estate) and the applicable other provisions of Code Section 1411. Generally, a U.S. holder will be entitled to recognize a loss with respect to his or her First Security common stock exchanged in the merger only if such U.S. holder receives only cash in the reorganization (not including any loss recognized in respect of cash received in lieu of any fractional share of Atlantic Capital common stock).

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of First Security common stock recognizes could be treated as dividend income rather than capital gain if such U.S. holder is a significant shareholder of Atlantic Capital. This could happen, for example, because of ownership of additional shares of Atlantic Capital common stock by such holder, ownership of shares of Atlantic Capital common stock by a person related to such holder, or a share repurchase by Atlantic Capital from other holders of Atlantic Capital common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder who owns a small number of shares in a publicly and widely held corporation and who exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of First Security common stock, including the application of certain constructive ownership rules described below, holders of First Security common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Constructive Ownership

In applying the constructive ownership provisions of Section 318 of the Code, a holder of First Security stock may be deemed to own stock that is owned directly or indirectly by other persons, such as certain family members and entities such as trusts, corporations, partnerships or other entities in which the holder has an interest. Because the constructive ownership provisions are complex, holders of First Security common stock should consult their tax advisors as to the applicability of these provisions.

Information Reporting

A U.S. holder of First Security common stock who receives Atlantic Capital common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of First Security common stock who is required to file a U.S. federal income-tax return and who is a “significant holder” that receives Atlantic Capital common stock in the merger will be required to file a statement with such U.S. federal income-tax return in accordance with Treasury regulations Section 1.368-3 setting forth certain information, including the basis and fair market value of such U.S. holder’s First Security capital stock surrendered in the merger. A “significant holder” generally is a holder of First Security common stock who, immediately before the merger, owned at least 1% of the outstanding stock (5% for publicly traded stock) of First Security (by either voting power or value) or securities of First Security with a basis for federal income-tax purposes of at least $1 million.

Backup Withholding

A noncorporate U.S. holder may be subject to backup withholding at a rate of 28% on proceeds received in the merger. Backup withholding will not apply, however, to a U.S. holder who provides the holder’s taxpayer identification number, or TIN, certifies that such number is correct (or properly certifies that it is awaiting a TIN)

and that the U.S. holder is not subject to backup withholding for failure to report interest and dividends, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding also may be subject to a penalty imposed by the IRS. Each U.S. holder should complete and sign the Substitute Form W-9 included as part of the transmittal materials to be provided by the exchange agent, so as to provide the information and certification necessary to avoid backup withholding.

If backup withholding applies to a U.S. holder, 28% of payments to the U.S. holder will be required to be withheld. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income-tax liability of the U.S. holder, provided that the required information is provided to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a U.S. holder may obtain a refund by filing a U.S. federal income-tax return with the IRS in a timely manner.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including all the terms of the merger agreement that the respective managements of Atlantic Capital and First Security believe are material. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety, including all exhibits. This section is not intended to provide you with any factual information about Atlantic Capital or First Security. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings that First Security makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. The merger agreement contains representations and warranties by Atlantic Capital, on the one hand, and by First Security, on the other hand, which were made solely for the benefit of the other party for purposes of the merger agreement. In your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts about Atlantic Capital and First Security at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC by First Security and were qualified by the matters contained in the confidential disclosure schedules that Atlantic Capital and First Security each delivered in connection with the merger agreement. There are no material representations or warranties in addition to or that conflict with the disclosures made in this joint proxy statement/prospectus. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

Terms of the Merger

The merger agreement provides for the merger of First Security with and into Atlantic Capital, with Atlantic Capital as the surviving corporation (the “merger”), and the merger of Atlantic Capital Bank with and into FSGBank, with FSGBank as the surviving corporation (the “bank merger”). Following the bank merger, FSGBank will change its name to “Atlantic Capital Bank, National Association.” Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of First Security common stock, $0.01 par value per share, issued and outstanding immediately before the Effective Time, except for shares of First Security common stock owned directly or indirectly by Atlantic Capital or First Security (other than certain trust account shares), will be converted into and exchanged for the right to receive the following:

(i)	cash in the amount of $2.35 per share; or

(ii)	0.188 shares of validly issued, fully paid and nonassessable shares of common stock of Atlantic Capital, no par value per share.

If, prior to the Effective Time, the outstanding shares of Atlantic Capital common stock or First Security common stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, stock dividend, stock split, reverse stock split or other similar change in capitalization, appropriate and proportionate adjustments shall be made to the number of shares of Atlantic Capital common stock and cash consideration into which each share of First Security common stock may be converted into or exchanged for in connection with the merger.

Closing; Effective Time of the Merger; Effects of the Merger

The merger will be completed only if certain conditions to closing described in the merger agreement are satisfied or waived by the applicable party. The Effective Time will occur on a date to be agreed upon by Atlantic Capital and First Security that is no later than thirty days after the last of the closing conditions described in the merger agreement are satisfied or waived, unless the deadline is extended by mutual agreement.

The merger will become effective as set forth in the articles or certificates of merger that will be filed with the Georgia Secretary of State and the Tennessee Secretary of State, respectively. At the Effective Time, all property, rights, privileges, powers and franchises of First Security shall vest in Atlantic Capital, and all debts, liabilities and duties of First Security shall become the debts, liabilities and duties of Atlantic Capital.

Immediately following the Effective Time, Atlantic Capital Bank will merge with and into FSGBank, with FSGBank as the surviving entity. As part of the bank merger, FSGBank will change its name to “Atlantic Capital Bank, National Association.” The bank merger will be implemented pursuant to a subsidiary plan of merger, in substantially the form attached as Exhibit A to the merger agreement attached hereto as Appendix A, with such changes thereto as Atlantic Capital and First Security may mutually agree upon.

Organizational Documents

At the effective times of the merger and the bank merger, respectively, the articles of incorporation and bylaws which are Exhibits B and C to the merger agreement will be the articles of incorporation and bylaws for Atlantic Capital, and the articles of association and bylaws of the surviving bank in the bank merger will be the articles of association and bylaws of FSGBank.

Election to Receive Stock or Cash

First Security shareholders are receiving an election form with this joint proxy statement/prospectus. The election form provides that a shareholder may elect to receive (i) Atlantic Capital common stock with respect to all of such holder’s First Security common stock; (ii) cash with respect to all of such holder’s First Security common stock; (iii) cash with respect to a portion of such holder’s shares of First Security common stock and shares of Atlantic Capital common stock with respect to such holder’s remaining shares of First Security common stock (which we refer to as a “mixed election”); or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of First Security common stock. Election forms must be returned at least five days prior to the Effective Time (the “Election Deadline”). Following Election Deadline, the exchange agent will, if necessary, allocate the total consideration to be paid by Atlantic Capital in the merger (the “Merger Consideration”) in order to ensure that between 20,041,578 and 23,381,841 shares of First Security common stock, which constitutes approximately 30% to 35% of the issued and outstanding shares of First Security common stock, are converted into the right to receive cash consideration in the merger. In the event that holders of fewer than approximately 30% of the outstanding shares of First Security common stock elect to receive cash consideration in the merger in respect of such stock, the election agent will convert shares of First Security common stock into the right to receive cash consideration until the 30% threshold is met as follows:

•	First, on a pro rata basis, each share of First Security common stock for which the holder made no election (with remaining shares, if any, converted into the right to receive the stock consideration); and

•	Second, on a pro rata basis among the shares of First Security common stock for which the holders thereof elected to receive the stock consideration.

In the event that holders of more than approximately 35% of the outstanding shares of First Security common stock elect to receive cash consideration, the election agent will convert shares of First Security common stock into the right to receive common stock of Atlantic Capital until the 35% threshold is met as follows:

•	First, all shares of First Security common stock for which the holder made no election;

•	Second, on a pro rata basis among the holders who made a mixed election, each share of First Security common stock for which such holder elected to receive the cash consideration; and

•	Third, on a pro rata basis, each share of First Security common stock for which the holder thereof elected to receive only the cash consideration.

In the event that between 30% to 35% of the outstanding shares of First Security common stock are subject to a cash election, no allocation will be necessary and shareholders will receive the form of merger consideration they elected, with shares for which no election was made receiving stock consideration.

Letter of Transmittal; Exchange of Shares

Prior to the Effective Time, Atlantic Capital’s exchange agent will also mail to each First Security shareholder a letter of transmittal and instructions for the exchange of his or her First Security common stock for the Merger Consideration. Upon the closing of the merger and the surrender of First Security common stock, together with the properly executed letter of transmittal and any other required documents, the shares of First Security common stock represented thereby will be cancelled and the holder will receive the shares of Atlantic Capital common stock or cash to which he or she is entitled in accordance with the merger agreement, and all undelivered dividends or distributions in respect of such shares, if any. No interest will be accrued or paid to First Security shareholders with respect to unpaid dividends, distributions or Merger Consideration. Upon completion of the merger, First Security stock certificates and book-entry shares will no longer represent shares of First Security common stock and will only represent the right to receive the Merger Consideration. After the completion of the merger, there will be no further transfers of First Security common stock.

A holder of First Security common stock whose stock certificates have been lost, stolen or destroyed or are otherwise missing will receive the Merger Consideration payable in respect of the shares represented by the certificate upon compliance with the conditions imposed by Atlantic Capital and the exchange agent. No fractional shares of Atlantic Capital common stock will be issued in the merger. Each holder of First Security common stock who would otherwise be entitled to receive a fractional share of common stock of Atlantic Capital will receive a cash amount in lieu of such fractional share.

You should not submit your First Security stock certificate(s) for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

Treatment of Options

The merger agreement provides that all outstanding options and other stock-based awards of First Security issued and outstanding immediately prior to the Effective Time will either be assumed by Atlantic Capital or substituted for substantially identical options or other awards under Atlantic Capital’s equity incentive compensation plans. After the Effective Time, any option or other stock-based award of First Security that is assumed or substituted by Atlantic Capital will be exercisable only for shares of Atlantic Capital common stock, as adjusted for an exchange ratio of 0.188 shares of Atlantic Capital common stock for each share of First Security common stock (with the number of shares issuable under such option to be rounded down to the nearest whole share and the exercise price of such option rounded up to the nearest whole cent).

Dividends and Distributions

Until First Security certificates or uncertificated shares represented by book-entry form are surrendered for exchange, any dividends or other distributions declared after the Effective Time with respect to Atlantic Capital common stock into which shares of First Security may have been converted will accrue, without interest, but will not be paid. Atlantic Capital will pay to former First Security shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their shares of First Security common stock.

Representations and Warranties

The merger agreement contains customary representations and warranties of First Security and Atlantic Capital relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects or true and correct in all respects, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the party making the representation.

A material adverse effect with respect to First Security or Atlantic Capital, as applicable, means any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the business, assets, liabilities, properties, results of operations or financial condition of Atlantic Capital or First Security, as applicable, and its subsidiaries, taken as a whole or (ii) materially impairs or would be reasonably likely to materially impair the ability of Atlantic Capital or First Security, as applicable, to timely consummate the transactions contemplated by the merger agreement. However, a material adverse effect is not deemed to include the impact of any (A) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or governmental entities, except to the extent that Atlantic Capital or First Security, as applicable, is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (C) changes in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, including changes in market interest rates, in each case except to the extent that Atlantic Capital or First Security, as applicable, is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (D) the failure by Atlantic Capital or First Security, as applicable, to meet projections, forecasts, estimates or budgets, (E) the direct effects of negotiating, entering into and compliance with the merger agreement on the operating performance of Atlantic Capital or First Security, as applicable, and its subsidiaries, including the effects on the employees and customers of FSGBank or Atlantic Capital Bank, as applicable, resulting from the public announcement of the merger, (F) changes, positive or negative, in the adjusted Federal long-term rate under Section 382(f) of the Code, whether as a result of changes in the Federal long-term rate determined under Section 1274(d) of the Code or as a result of changes to the methodology for calculating such rate, or (G) actions and omissions of either Atlantic Capital or First Security, as applicable, or their subsidiaries taken with the prior written consent of the other party to the merger agreement.

Each of Atlantic Capital and First Security has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes and other events;

•	legal proceedings;

•	tax matters;

•	employee matters and benefit plans;

•	compliance with applicable laws;

•	certain contracts;

•	risk management instruments;

•	investment securities and commodities;

•	loan portfolios;

•	real property;

•	insurance;

•	intellectual property;

•	environmental liability;

•	leased personal and real property;

•	privacy of customer information;

•	certain banking regulations including Bank Secrecy Act, Patriot Act and Community Reinvestment Act compliance;

•	state takeover laws;

•	tax treatment of the merger and regulatory approvals;

•	transactions with affiliates;

•	contingency planning program(s);

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	the receipt of a financial advisor’s opinion.

The representations and warranties in the merger agreement will not survive the Effective Time.

Covenants and Agreements

First Security and Atlantic Capital have undertaken, and have agreed to cause their subsidiaries to abide by, customary covenants that place restrictions on them until the Effective Time. In general, they agreed to (1) conduct their business in the ordinary course in all material respects, and (2) use commercially reasonable efforts to maintain and preserve intact their business organization and their business relationships, and to retain the services of their key officers and key employees.

Each of Atlantic Capital and First Security have further agreed that, with certain exceptions or except with the other party’s prior written consent, it will not, and will cause its subsidiaries not to, among other things, undertake the following actions:

(a) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person;

(b) adjust, split, combine or reclassify any of its capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock;

(d) grant any stock options, restricted shares or other equity-based award, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(e) issue any additional shares of capital stock or other securities;

(f) enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(g) make any loan or extension of credit other than loans made within current loan policies and practices in the ordinary course of business;

(h) (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider or pay, provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any existing plan; (iii) take any action to fund or in any way secure the payment of compensation or benefits under any existing plan; (iv) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests or any securities exchangeable for or convertible into the same or other common stock outstanding; (v) enter into any collective-bargaining agreement; or (vi) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any existing plan;

(i) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person, or cancel, release or assign any material amount of indebtedness to any person or any claims held by any person;

(j) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies;

(k) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(l) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(m) amend the articles of incorporation or bylaws, or otherwise take any action to exempt any person or any action taken by any person from any takeover or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(n) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(o) commence or settle any claim, action or proceeding (i) where the amount in dispute is in excess of $200,000 or (ii) subjecting it to any material restrictions on its current or future business operations;

(p) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the merger not being satisfied;

(q) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods;

(r) file or amend any tax return, make any significant change in any method of tax or accounting, make or change any tax election or settle or compromise any tax liability in excess of $50,000;

(s) terminate or waive any material provision of any contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract;

(t) take any action that would materially impede or materially delay the ability of the parties to obtain any necessary regulatory or governmental approvals required for the merger; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any prohibited actions.

The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus and any applications required by regulatory agencies, access to information of the other company and confidentiality concerns. Atlantic Capital also has agreed to use its commercially reasonable efforts to have its common stock approved for listing on the Nasdaq Global Select Market or another national securities exchange agreed upon by Atlantic Capital and First Security.

Atlantic Capital has also agreed to use its commercially reasonable efforts to have cash at the Effective Time that is sufficient to enable Atlantic Capital to consummate the merger.

The merger agreement further provides that prior to the Effective Time, Atlantic Capital will make offers of employment to certain executive officers of First Security to serve as officers of Atlantic Capital. For a period of 12 months following the merger, Atlantic Capital has also agreed to provide all employees of Atlantic Capital, First Security and their respective subsidiaries with benefits, rates of base or hourly salary, and bonus opportunities that are no less favorable, in the aggregate, then the benefits, rates of base or hourly salary, and bonus opportunities that such employees were receiving immediately prior to the merger. Atlantic Capital is further required pursuant to the terms of the merger agreement to pay all such employees whose employment is terminated within nine months and in connection with the merger severance pay equal to two weeks of pay for each year of employment, subject to minimum severance pay equal to three months of pay and maximum severance pay equal to one year of pay.

Board of Directors and Executive Officers of Atlantic Capital and the Surviving Bank

For a period of 12 months following the merger and the bank merger, as applicable, the boards of directors of Atlantic Capital and the Surviving Bank will consist of five individuals designated prior to the merger by the boards of directors of First Security and FSGBank, respectively, and eight individuals designated prior to the merger by the boards of directors of Atlantic Capital and Atlantic Capital Bank, respectively.

Atlantic Capital anticipates that its designees to the Atlantic Capital Board following the merger will be Brian D. Jones, as the designee of BankCap, Stephen Levey, as the designee of Stone Point, Douglas L. Williams, Walter M. “Sonny” Deriso, Jr., Douglas J. Hertz, R. Charles Shufeldt, Chilton Davis Varner and Marietta Edmunds Zakas. First Security anticipates that its designees to the Atlantic Capital Board following the merger will be Adam G. Hurwich, as the designee of Ulysses Partners, L.P., Henchy R. Enden, as the designee of MFP Partners, L.P., D. Michael Kramer, Larry D. Mauldin, and John N. Foy. Mr. Deriso, Jr. will serve as Chairman of the Atlantic Capital and the Surviving Bank boards of directors following the merger.

Following the merger, Douglas L. Williams will continue to be the Chief Executive Officer of Atlantic Capital and the Surviving Bank, and D. Michael Kramer, the current President and Chief Executive Officer of First Security, will serve as President of Atlantic Capital and the Surviving Bank. In addition, Carol H. Tiarsmith, the current Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Atlantic Capital and the Executive Vice President and Chief Financial Officer of Atlantic Capital Bank, will serve as Chief Financial Officer of Atlantic Capital and the Surviving Bank, and Richard A. Oglesby, Jr., the current Executive Vice President and Chief Risk Officer of Atlantic Capital and Atlantic Capital Bank, will serve as Chief Risk Officer/Chief Credit Officer of Atlantic Capital and the Surviving Bank.

Required Shareholder Votes

First Security and Atlantic Capital have each agreed to hold meetings of their shareholders as promptly as practicable after the registration statement of which this joint proxy statement/prospectus is a part is declared effective by the SEC, for the purpose of obtaining the requisite shareholder approvals of the merger agreement. Each party has agreed to take all action necessary, in accordance with applicable law and their respective organizational documents, to convene a shareholder meeting to consider and vote upon the merger. The merger agreement provides that except in certain cases, the boards of directors of Atlantic Capital and First Security shall recommend to their respective shareholders that such shareholders vote to approve the merger at a meeting of shareholders convened for that purpose.

Agreement Not to Solicit Other Offers; Fiduciary Exception

Each of Atlantic Capital and First Security has agreed that it, and its officers, directors, employees, agents and representatives will not, subject to certain fiduciary duties, directly or indirectly:

•	solicit, initiate, facilitate or encourage (including by way of furnishing information) any inquiries or proposals for any takeover proposal); or

•	engage, enter into, or otherwise participate in any discussions or negotiations regarding any takeover proposal.

Under the merger agreement, a takeover proposal with respect to Atlantic Capital or First Security means any inquiry, proposal or offer from any person or group of persons relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of Atlantic Capital or First Security, as applicable, and its subsidiaries equal to more than 50% of its consolidated assets or to which more than 50% of its consolidated net income is attributable, (ii) acquisition of more than 50% of the outstanding common stock of Atlantic Capital or First Security, as applicable, or the capital stock of any of its subsidiaries, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning more than 50% of the outstanding common stock of Atlantic Capital or First Security, as applicable, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Atlantic Capital or First Security, as applicable, or any of its subsidiaries that, if consummated, would result in the shareholders of Atlantic Capital or First Security, as applicable, immediately preceding such transaction holding less than 50% of the equity interests in the surviving or resulting entity (or the parent of such entity) of such transaction, or (v) any liquidation or dissolution of Atlantic Capital or First Security, as applicable; in each case other than the merger.

Notwithstanding the foregoing, a party that receives a takeover proposal may, if its board of directors deems it to be a superior proposal, furnish non-public information to the person making the proposal (pursuant to a confidentiality agreement) and may generally enter into discussions and negotiations relating to such proposal. Prior to the receipt by such party of the approval of the merger by its shareholders, the board of directors of such party may change its recommendation to its shareholders or, after the payment of a termination fee and expense reimbursement (discussed below), terminate the merger agreement and enter into a definitive agreement relating to such superior proposal. Under the merger agreement, a superior proposal is any bona fide written takeover proposal that the board of directors of Atlantic Capital or First Security, as applicable, has determined in its good faith judgment, after consultation with its financial and legal advisors, is reasonably likely to be consummated and is reasonably likely to result in the consummation of a transaction more favorable to such party’s shareholders from a financial point of view than the merger, taking into account relevant aspects of the proposal and any changes to the terms of the merger agreement proposed by the other party in response to such proposal.

In the event the board of directors of Atlantic Capital or First Security determines that a takeover proposal constitutes a superior proposal, Atlantic Capital or First Security, as applicable, prior to accepting such proposal, must give the other party to the merger agreement notice of its intention to accept the superior proposal, information regarding the superior proposal, and an opportunity to renegotiate the terms of the merger agreement so that such superior proposal no longer constitutes a superior proposal.

Indemnification and Insurance

Atlantic Capital and First Security have agreed to cooperate and use their commercially reasonable efforts to defend against and respond to any threatened or actual claim, action, suit, proceeding or investigation, in which any individual who is as of the date of the merger agreement or becomes prior to the Effective Time, a director, officer or employee of First Security or its subsidiaries or who was serving at their request as a director, officer, trustee or employee of another person, pertaining to (i) the fact that he is or was a director, officer or employee of First Security or any of its subsidiaries before the Effective Time, or (ii) the merger agreement or any of the transactions contemplated thereby.

Following the Effective Time, Atlantic Capital has agreed to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless, and provide advancement of reasonable expenses to, each director, officer or employee of First Security or its subsidiaries or any person serving at their request as a director, officer, trustee or employee of another person against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of First Security or its subsidiaries or who is or was serving at their request as a director, officer, trustee or employee of another person and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Effective Time. For a period of six years from the Effective Time, Atlantic Capital has agreed to cause the officers and directors of First Security and its subsidiaries to be covered under a director’s and officer’s liability insurance policy with respect to acts or omissions that occurred prior to the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by First Security; provided, that in no event shall Atlantic Capital be required to expend on an annual basis more than 200% of the amount expended by First Security for such insurance for the twelve month period ended December 31, 2014.

Conditions to Complete the Merger

The respective obligations of Atlantic Capital and First Security to effect the merger are subject to the satisfaction or waiver prior to the Effective Time of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the shareholders of Atlantic Capital and First Security;

•	the authorization of the listing of Atlantic Capital common stock to be issued in the merger on the Nasdaq Global Select Market or other national securities exchange, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to Atlantic Capital common stock to be issued in the merger and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	no government authority having issued any order, rule, law, injunction or other similar orders prohibiting the merger;

•	the receipt of all regulatory approvals required to consummate the transactions contemplated by the merger agreement; and

•	the receipt by Atlantic Capital of proceeds in an amount sufficient to consummate the merger (i) from the sale of Atlantic Capital common stock to Stone Point, and from the sale of debt securities of Atlantic Capital on terms reasonably acceptable to Atlantic Capital and First Security, or (ii) from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to Atlantic Capital and First Security.

The obligation of each of First Security and Atlantic Capital to effect the merger is also subject to the satisfaction or waiver by First Security and Atlantic Capital, as applicable, prior to the Effective Time, of the following additional conditions:

•	the representations and warranties of the other party to the merger agreement set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the Effective Time, and such party shall have delivered to Atlantic Capital or First Security, as applicable, a certificate signed by its Chief Executive Officer or the Chief Financial Officer to the foregoing effect;

•	the other party to the merger agreement shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the Effective Time; and shall have delivered to Atlantic Capital or First Security, as applicable, a certificate to such effect signed by its Chief Executive Officer or the Chief Financial Officer;

•	Atlantic Capital or First Security, as applicable, shall have received the opinion of its counsel, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the code; and

•	Atlantic Capital or First Security, as applicable, shall have received support agreements executed by certain large shareholders and each member of the board of directors of the other party.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party.

Termination of the Merger Agreement; Effects of Termination

The merger agreement may be terminated, and the merger may be abandoned:

•	by the mutual consent of Atlantic Capital and First Security;

•	by Atlantic Capital or First Security if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the merger or the bank merger, or if any governmental entity has stated that it will not issue an approval or nonobjection necessary to consummate the merger or the bank merger;

•	by Atlantic Capital or First Security if the merger does not occur on or before March 25, 2016; provided, that the failure to consummate the merger was not due to such party’s failure to perform its obligations under the merger agreement and such party has not otherwise been a substantial cause that resulted in the failure of the merger to occur on or before March 25, 2016;

•	by Atlantic Capital or First Security if the shareholders of either party fail to approve the merger; provided, that the failure to obtain approval of the merger was not due to such party’s failure to perform its obligations under the merger agreement;

•	by Atlantic Capital or First Security if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform would result in a closing condition having not been satisfied, provided that such breach or failure cannot be cured within 30 days of receipt of written notice thereof;

•	by Atlantic Capital or First Security if, prior to the receipt of the approval of the merger by the shareholders of the other party, (i) the other party’s board of directors has failed to recommend that such party’s shareholders approve the merger or failed to reject a takeover proposal, (ii) the other party enters into an agreement relating to a superior proposal, (iii) the other party fails to fulfill certain non-solicitation and related obligations under the merger agreement, or (iv) the other party or its board of directors has publicly announced its intention to do any of the foregoing;

•

by Atlantic Capital or First Security prior to receipt of the approval of the merger by the shareholders of the other party, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a superior proposal; provided, however, that the party terminating the merger agreement has paid a termination fee and expense reimbursement (as discussed below) and otherwise satisfied its obligations under the merger agreement; or

•	by Atlantic Capital or First Security during a 20-day period commencing on the first day of the month following the date that (i) the Department of the Treasury adopts as final regulations those regulations relating to the determination of the “adjusted Federal long-term rate” that were published in the Federal Register as proposed regulations at 80 Fed. Reg. 11141 (March 3, 2015), or other regulations having a similar effect on the determination of the “adjusted Federal long-term rate,” and (ii) at any time after the effective date of such regulations, the “long-term tax-exempt rate” as defined under the code is 2.20% or less.

Termination Fee and Expense Reimbursement

If the merger agreement is terminated by Atlantic Capital or First Security because (a) the other party or its board of directors, as applicable, (i) failed to recommend that its shareholders approve the merger except in compliance with the merger agreement, (ii) failed to reject a takeover proposal within the timeframe provided in the merger agreement, (iii) entered into a definitive agreement with respect to a takeover proposal except in compliance with the merger agreement, (iv) failed to comply in all material respects with its non-solicitation and related obligations under the merger agreement, (v) failed to hold a shareholder meeting to approve the merger, or (vi) announced its intention to take any of the foregoing actions, or (b) the other party breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, and such breach or failure resulted in the failure of a closing condition of the merger agreement to be met, then Atlantic Capital or First Security, as applicable, will be entitled to receive from the other party a cash payment in the amount of $6,250,000, plus an expense reimbursement not to exceed $1,000,000. In the event the merger agreement is terminated because a party to the merger agreement has entered into a definitive agreement with respect to a superior proposal in compliance with the terms of the merger agreement, then such party will be required to pay to the other party cash in the amount of $6,250,000, plus an expense reimbursement not to exceed $1,000,000.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability or further obligation on the part of Atlantic Capital or First Security, except that (1) both Atlantic Capital and First Security will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of the termination fee and expense reimbursement, the confidential treatment of information, publicity restrictions, notices and governing law and jurisdiction will survive such termination.

Amendment and Waiver of the Merger Agreement

Subject to applicable law and prior to shareholder approval of the merger, the parties may amend the merger agreement by action taken or authorized by their respective boards of directors, so long as amendment is documented by a written instrument executed by both parties. Following shareholder approval, no amendment can (i) alter the amount or form of the Merger Consideration if the alteration would adversely affect First Security’s shareholders, (ii) alter the articles of incorporation of the surviving holding company if the alteration would adversely affect Atlantic Capital’s or First Security’s shareholders, or (iii) alter any other term of the merger agreement if the alteration would adversely affect Atlantic Capital’s or First Security’s shareholders. Prior to the Effective Time, any provision of the merger agreement may be waived in writing by the party benefited by the provision.

Expenses and Fees

In general, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed combined financial statements and accompanying notes are based upon the historical financial statements of Atlantic Capital and First Security after giving effect to the merger and adjustments described in the following footnotes, and are intended to reflect the impact of the merger on Atlantic Capital under the acquisition method of accounting.

A condition to each of Atlantic Capital’s and First Security’s obligations to effect the merger is that, at or before the Effective Time, Atlantic Capital shall have received proceeds in an amount sufficient to consummate the merger and the other transactions contemplated by the merger agreement:

•	from the sale of Atlantic Capital common stock pursuant to the terms of the Stone Point Securities Purchase Agreement (the “Equity Offering”);

•	from the sale of debt securities of Atlantic Capital on terms reasonably acceptable to Atlantic Capital and First Security (the “Debt Offering”); and

•	from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to Atlantic Capital and First Security.

Accordingly, the unaudited pro forma condensed combined financial statements also include adjustments giving effect to the Equity Offering and the Debt Offering. The price of Atlantic Capital common stock to be issued in connection with the merger is based on the Stone Point Securities Purchase Agreement entered into on March 25, 2015 pursuant to which Stone Point agreed to purchase 1,984,127 shares of Atlantic Capital common stock at $12.60 per share, which, based on the 0.188 share exchange ratio, represents an implied value of $2.37 per share of First Security common stock. It is possible that the consideration received in exchange for each share of First Security common stock could be less than the market value of such share of First Security common stock prior to the merger.

The unaudited pro forma condensed combined balance sheets reflect the merger as if it had been consummated on June 30, 2015. The unaudited pro forma condensed combined balance sheets also reflect the Equity Offering and the Debt Offering as if each had occurred on June 30, 2015. The merger will be accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805. See “Accounting Treatment” on page [●] of this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statements of operations reflect the merger as if it had been consummated on January 1, 2014 and combine Atlantic Capital’s and First Security’s historical results for the year ended December 31, 2014, as well as Atlantic Capital’s and First Security’s historical financial results for the six months ending June 30, 2015. The unaudited pro forma condensed combined statements of operations also include adjustments giving effect to the Equity Offering and the Debt Offering as if each had occurred on January 1, 2014.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the realization of potential cost savings, revenue synergies or any potential restructuring costs. Certain cost savings and revenue synergies may result from the merger. However, there can be no assurance that these cost savings or revenue synergies will be achieved. Cost savings, if achieved, could result from, among other things, the reduction of operating expenses, changes in corporate infrastructure and governance, the elimination of duplicative operating systems, and the combination of regulatory and financial reporting requirements under one national bank. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger, Equity Offering and Debt Offering been completed at the date indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company after completion of the merger, Equity Offering and Debt Offering.

Pro Forma Adjustments

Pro forma adjustments are necessary to reflect estimated fair values of First Security’s assets and liabilities as well as other equity interests. Additionally, pro forma adjustments were made to the condensed combined statements of operations to give effect to pro forma events that are:

•	directly attributable to the merger;

•	factually supportable; and

•	expected to have a continuing impact on the combined results.

The pro forma adjustments are based upon available information and certain assumptions that Atlantic Capital and First Security believe are reasonable under the circumstances. The final determination of the fair value of the assets acquired and liabilities assumed, which cannot be made prior to the completion of the acquisition, may differ materially from the preliminary estimates. The final valuation will be based on the actual fair values of tangible and intangible assets and liabilities assumed of Atlantic Capital that are acquired as of the date of completion of the merger. The final valuation may change the purchase price allocation, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in a change to the unaudited pro forma combined financial statements.

Atlantic Capital expects to incur costs associated with integrating First Security and its business. The unaudited pro forma condensed combined financial statements do not reflect nonrecurring merger costs, the cost of any integration activities, or benefits that may result from synergies that may be derived from any integration activities. In the tables below, “Minimum Cash” refers to the Cash Election Minimum Threshold and “Maximum Cash” refers to the Cash Election Maximum Threshold.

You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma combined financial statements included in this joint proxy statement/prospectus;

•	separate historical audited consolidated financial statements of Atlantic Capital as of and for the years ended December 31, 2014, 2013 and 2012, included in this joint proxy statement/prospectus;

•	separate historical audited consolidated financial statements of First Security as of and for the years ended December 31, 2014, 2013 and 2012, incorporated by reference in this joint proxy statement/prospectus;

•	separate historical unaudited condensed consolidated financial statements of Atlantic Capital as of and for the six months ended June 30, 2015, included in this joint proxy statement/prospectus;

•	separate historical unaudited consolidated financial statements of First Security as of and for the six months ended June 30, 2015, incorporated by reference in this joint proxy statement/prospectus; and

•	other information pertaining to Atlantic Capital and First Security included or incorporated by reference in this joint proxy statement/prospectus.

ATLANTIC CAPITAL BANCSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2015

(dollars in thousands)	Atlantic Capital Bancshares, Inc.	First Security Group, Inc.	Adjustments to reflect ACB / FSG Merger				Adjustments to reflect issuance of debt and equity		Atlantic Capital Bancshares, Inc. Pro Forma
			Minimum Cash		Maximum Cash				Minimum Cash	Maximum Cash
ASSETS
Cash and due from banks	$24,437	$17,810	$(47,098)	a	$(54,947)	m	$73,575	o	$68,724	$60,875
Interest-bearing deposits in banks	53,457	5,954	—		—		—		59,411	59,411
Short-term investments	49,565	—	—		—		—		49,565	49,565

Cash and cash equivalents	127,459	23,764	(47,098)		(54,947)		73,575		177,700	169,851
Securities available for sale	140,716	90,610	—		—		—		231,326	231,326
Securities held to maturity	—	115,704	3,035	b	3,035	b	—		118,739	118,739
Loans held for sale	1,768	36,107	—		—		—		37,875	37,875
Loans	1,056,688	764,411	(12,606)	c	(12,606)	c	—		1,808,493	1,808,493
Less allowance for loan losses	(11,985)	(9,600)	9,600	d	9,600	d	—		(11,985)	(11,985)

Loans, net	1,044,703	754,811	(3,006)		(3,006)		—		1,796,508	1,796,508
Premises and equipment, net	3,345	29,567	(500)	e	(500)	e	—		32,412	32,412
Bank owned life insurance	30,252	29,543	—		—		—		59,795	59,795
Goodwill and other intangible assets	1,055	34	28,346	f	28,282	f	—		29,435	29,371
Other real estate owned	27	4,441	(500)	g	(500)	g	—		3,968	3,968
Other assets	23,942	14,328	48,762	h	48,762	h	825	p	87,857	87,857

Total assets	$1,373,267	$1,098,909	$29,039		$21,126		$74,400		$2,575,615	$2,567,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Noninterest bearing demand	$327,775	$169,462	$—		$—		$—		$497,237	$497,237
Interest bearing demand	115,614	112,123	—		—		—		227,737	227,737
Savings and money market	546,845	268,901	—		—		—		815,746	815,746
Time	16,597	263,496	1,209	i	1,209	i	—		281,302	281,302
Brokered	96,230	107,704	494	i	494	i	—		204,428	204,428

Total deposits	1,103,061	921,686	1,703		1,703		—		2,026,450	2,026,450
Federal funds purchased and securities sold under agreements to repurchase	—	14,034	—		—		—		14,034	14,034
Federal Home Loan Bank advances	85,349	65,100	—		—		—		150,449	150,449
Other borrowings	30,000	—	—		—		50,000	q	80,000	80,000
Other liabilities	8,372	7,467	6,163	j	6,163	j	—		22,002	22,002

Total liabilities	1,226,782	1,008,287	7,866		7,866		50,000		2,292,935	2,292,935

Shareholders’ equity:
Common stock	13,662	766	(766)	k,l	(766)	n,l	—		13,662	13,662
Additional paid-in capital	124,272	198,210	(86,415)	k,l	(94,328)	n,l	24,400	r	260,467	252,554
Retained earnings/(accumulated deficit)	9,076	(101,882)	101,882	l	101,882	l	—		9,076	9,076
Treasury Stock	(1,182)	—	—		—		—		(1,182)	(1,182)
Accumulated other comprehensive income/(loss)	657	(6,472)	6,472	l	6,472	l	—		657	657

Total shareholders’ equity	146,485	90,622	21,173		13,260		24,400		282,680	274,767

Total liabilities and shareholders’ equity	$1,373,267	$1,098,909	$29,039		$21,126		$74,400		$2,575,615	$2,567,702

Common Shares Outstanding	13,562,125	66,811,909	8,792,822	k	8,164,853	n	1,984,127	r	24,339,074	23,711,105

a	Adjustment reflects the cash payments to First Security shareholders of $47.1 million assuming First Security shareholders elect the minimum cash election of 30%.

b	Adjustment reflects estimated fair value adjustment to securities held to maturity.
c	Adjustment reflects estimated fair value adjustment to acquired loan portfolio.
d	Adjustment reflects elimination of First Security’s allowance for loan losses.
e	Adjustment reflects estimated fair value adjustment to acquired premises and equipment.
f	Adjustment reflects estimated fair value of the acquired core deposit intangible totaling $9.5 million and $18.9 million in goodwill. Goodwill is approximately $64 thousand greater in the minimum cash scenario, reflecting the stock consideration estimated at $2.38 per First Security equivalent share as compared to cash consideration of $2.35 per First Security share. Goodwill represents the excess of the purchase price over the fair values of the assets and liabilities acquired.
g	Adjustment reflects estimated fair value adjustment to acquired other real estate owned.
h	Adjustment reflects estimated adjustments to deferred tax assets to reflect the tax position of the combined companies, including a $46.4 million reversal of a valuation allowance on First Security’s deferred tax assets, which is $61.7 million net of an estimated $15.3 permanent reduction in First Security’s net deferred tax assets due to limitations on certain net operating loss carryforwards under Section 382 of the Internal Revenue Code. The reversal of the remaining applicable valuation allowance is based on management’s current assessment of the future taxable income of the combined entity. Management believes that it will be more-likely-than-not that all retained First Security net operating loss carryforwards will be utilized within the current applicable timeframes.
i	Adjustment reflects estimated fair value adjustments to the acquired deposit portfolio.
j	Adjustment reflects estimated adjustments to deferred tax liabilities associated with applicable fair value adjustments.
k	Adjustment reflects the issuance of approximately 8.8 million shares, no par value, at an estimated $12.60 per share and an estimated $1.1 million for converted vested stock options, net of the elimination of First Security’s historical capital accounts. Adjustment models First Security shareholders electing the minimum cash election of 30%.
l	Adjustment reflects the elimination of First Security’s historical capital accounts.
m	Adjustment reflects the cash payments to First Security shareholders of $55.0 million assuming First Security shareholders elect the maximum cash election of 35%.
n	Adjustment reflects the issuance of approximately 8.2 million shares, no par value, at an estimated $12.60 per share and an estimated $1.0 million for converted vested stock options, net of the elimination of First Security’s historical capital accounts. Adjustment models First Security shareholders electing the maximum cash election of 35%.
o	Adjustment reflects the cash received for the issuance of $50.0 million in other borrowings and $24.4 million, net of issuance costs, in additional common shares issued to an investor.
p	Adjustment reflects the issuance costs associated with the issuance of other borrowings that is capitalized and amortized over the life of the debt.
q	Adjustment reflects the issuance of $50.0 million in borrowings.
r	Adjustment reflects the issuance of approximately 2.0 million shares pursuant to the Stone Point Securities Purchase Agreement at $12.60 per share. Amount is net of issuance cost.

ATLANTIC CAPITAL BANCSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2015

(in thousands, except share and per share data)	Atlantic Capital Bancshares, Inc.	First Security Group, Inc.	Adjustments to reflect ACB/FSG Merger				Adjustments to reflect issuance of debt and equity		Atlantic Capital Bancshares, Inc. Pro Forma
			Minimum Cash		Maximum Cash				Minimum Cash	Maximum Cash
Interest income:
Loans, including fees	$18,451	$17,027	$300	a	$300	a	$—		$35,778	$35,778
Investment securities	1,413	1,810	416	b	416	b	—		3,639	3,639
Other	529	54	—		—		—		583	583

Total interest income	20,393	18,891	716		716		—		40,000	40,000

Interest expense:
Deposits	1,511	2,085	(568)	c	(568)	c	—		3,028	3,028
Borrowings and debt	280	216	—		—		1,500	h	1,996	1,996

Total interest expense	1,791	2,301	(568)		(568)		1,500		5,024	5,024

Net interest income	18,602	16,590	1,284		1,284		(1,500)		34,976	34,976
Provision for loan losses	549	1,350	—		—		—		1,899	1,899

Net interest income after (credit) provision for loan losses	18,053	15,240	1,284		1,284		(1,500)		33,077	33,077

Noninterest income
Service charges	827	1,402	—		—		—		2,229	2,229
Mortgage banking	-	453	—		—		—		453	453
Securities gains, net	-	8	—		—		—		8	8
SBA lending activities	1,261	73	—		—		—		1,334	1,334
Bank owned life insurance	1,567	442	—		—		—		2,009	2,009
Other	555	3,984	—		—		—		4,539	4,539

Total noninterest income	4,210	6,362	—		—		—		10,572	10,572

Noninterest expense
Salaries and employee benefits	9,578	10,739	—		—		—		20,317	20,317
Occupancy	844	2,984	—		—		—		3,828	3,828
Other	4,601	7,846	475	d	475	d	83	j	13,005	13,005

Total noninterest expense	15,023	21,569	475		475		83		37,150	37,150

Income before provision for income taxes	7,240	33	809		809		(1,583)		6,499	6,499
Provision for income taxes	2,624	290	5	e	5	e	(550)	j	2,369	2,369

Net income	$4,616	$(257)	$804		$804		$(1,033)		$4,130	$4,130

Net income per common share:
Basic	$0.34	$—							$0.17	$0.17
Diluted	$0.33	$—							$0.17	$0.17

Weighted average common shares
Basic	13,509,441	65,936,000	8,792,822	f	8,164,853	g	1,984,127	k	24,286,390	23,658,421
Diluted	13,846,975	65,936,000	8,792,822	f	8,164,853	g	1,984,127	k	24,623,924	23,995,955

ATLANTIC CAPITAL BANCSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

(in thousands, except share and per share data)	Atlantic Capital Bancshares, Inc.	First Security Group, Inc.	Adjustments to reflect ACB/FSG Merger				Adjustments to reflect issuance of debt and equity		Atlantic Capital Bancshares, Inc. Pro Forma
			Minimum Cash		Maximum Cash				Minimum Cash	Maximum Cash
Interest income:
Loans, including fees	$32,762	$31,464	600	a	600	a	—		64,826	64,826
Investment securities	3,109	4,374	832	b	832	b	—		8,315	8,315
Other	671	53	-		-		—		724	724

Total interest income	36,542	35,891	1,432		1,432		—		73,865	73,865

Interest expense:
Deposits	2,889	4,900	(1,135)	c	(1,135)	c	—		6,654	6,654
Borrowings and debt	560	90	—		—		3,000	h	3,650	3,650

Total interest expense	3,449	4,990	(1,135)		(1,135)		3,000		10,304	10,304

Net interest income	33,093	30,901	2,567		2,567		(3,000)		63,561	63,561
(Credit) Provision for loan losses	488	(1,452)	—		—		—		(964)	(964)

Net interest income after (credit) provision for loan losses	32,605	32,353	2,567		2,567		(3,000)		64,525	64,525

Noninterest income
Service charges	1,170	3,081	—		—		—		4,251	4,251
Mortgage banking	—	1,278	—		—		—		1,278	1,278
Securities gains, net	59	628	—		—		—		687	687
SBA lending activities	2,264	400	—		—		—		2,664	2,664
Bank owned life insurance	932	1,055	—		—		—		1,987	1,987
Other	917	5,816	—		—		—		6,733	6,733

Total noninterest income	5,342	12,258	—		—		—		17,600	17,600

Noninterest expense
Salaries and employee benefits	18,608	21,228	—		—		—		39,836	39,836
Occupancy	1,721	5,364	—		—		—		7,085	7,085
Other	6,245	15,076	950	d	950	d	165		22,436	22,436

Total noninterest expense	26,574	41,668	950		950		165	i	69,357	69,357

Income before provision for income taxes	11,373	2,943	1,617		1,617		(3,165)		12,768	12,768
Provision for income taxes	3,857	526	1,070	e	1,070	e	(1,110)		4,343	4,343

Net income	7,516	2,417	547		547		(2,055)		8,425	8,425

Net income per common share:
Basic	$0.56	$0.04							$0.35	$0.36
Diluted	$0.55	$0.04							$0.35	$0.35

Weighted average common shares
Basic	13,445,122	65,811,000	8,792,822	f	8,164,853	g	1,984,127	k	24,222,071	23,594,102
Diluted	13,641,882	65,815,000	8,792,822	f	8,164,853	g	1,984,127	k	24,418,831	23,790,862

a	Adjustment reflects the estimated incremental income accretion of the acquired loans based on their expected cash flows and the fair value for similar loans over their remaining lives for the six months ended June 30, 2015 and twelve months ended December 31, 2014, as applicable. The adjustment is based on current market yields for similar type loans and estimates the accretable yield portion of the fair value adjustment. It is being accreted over an average loan life of approximately three years. For the purpose of the pro forma financial statements, the adjustment assumes the expected cash flow approach for all acquired loans. The fair value of the loans is based upon an independent third party valuation using current market yields and discounted cash flow modeling for individual loans and pools of similar loans utilizing prepayment and default assumptions. The final accretable yield portion of the loan fair value adjustment will be accreted using the effective yield method.
b	Adjustment reflects accretion of fair value adjustment related to held to maturity securities for the six months ended June 30, 2015 and twelve months ended December 31, 2014, as applicable. As of June 30, 2015, the fair value of First Security’s held to maturity securities totaled $118.7 million as compared to the amortized cost of $115.7 million. The difference between the amortized cost and fair value is included in the unaudited pro forma condensed combined balance sheets and discussed in footnote b. The remaining $2.1 million difference between the $118.7 million fair value and the $120.8 million par value is being accreted over an estimated 2.5 year average life. The final fair value adjustment will be accreted using the effective yield method.

c	Adjustment reflects the amortization of the fair value adjustment related to deposits for the six months ended June 30, 2015 and twelve months ended December 31, 2014, as applicable. The current estimate of the fair value adjustment is based upon an independent third party valuation of the difference between First Security’s cash flows from deposits based on the contractual rates as compared to market rates for similar deposits, and is reflected in footnote i to the unaudited pro forma condensed combined balance sheets. The adjustment to the unaudited pro forma condensed combined statement of operations reflects amortization of the fair value adjustment over an estimated average deposit life of approximately one and a half years. The final fair value adjustment and amortization period will amortize using the effective yield method.
d	Adjustment reflects the amortization of the core deposit intangible over ten years using the straight-line amortization method for the six months ended June 30, 2015 and twelve months ended December 31, 2014, as applicable.
e	Adjustment reflects the net tax adjustment for First Security due to the assumed reversal of the deferred tax asset valuation allowance for the pro forma income statements as of the beginning of the applicable periods.
f	Adjustment reflects the weighted average shares outstanding for the common stock issued to First Security shareholders assuming First Security shareholders elect the minimum cash election of 30%.
g	Adjustment reflects the weighted average shares outstanding for the common stock issued to First Security shareholders assuming First Security shareholders elect the maximum cash election of 35%.
h	Adjustment reflects the estimated interest expense associated with the anticipated issuance of debt at an estimated 6% coupon for the six months ended June 30, 2015 and twelve months ended December 31, 2014, as applicable.
i	Adjustment reflects the amortization of the debt issuance costs using a five year straight-line amortization method for the six months ended June 30, 2015 and twelve months ended December 31, 2014, as applicable.
j	Adjustment reflects the estimated tax expense associated with the costs associated with the debt using an effective tax rate of 35%.
k	Adjustment reflects the weighted average shares outstanding for the common stock issued in connection with the acquisition.

ATLANTIC CAPITAL BANCSHARES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

STATEMENTS

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations. However, management believes that the disclosures are adequate to make the information presented not misleading.

2.	Purchase Price Allocation

The purchase price consists of three components: cash, stock and the value associated with converted stock options. The below table provides the estimated purchase price for both the minimum and maximum cash elections.

	Total Purchase Price Consideration
	Minimum Cash		Maximum Cash
First Security Common Shares Outstanding as of June 30, 2015	66,811,909		66,811,909
Cash Elections Percentage under Minimum and Maximum Thresholds	30%		35%
Number of Shares Electing Cash	20,041,578		23,381,841
Cash Price per Share	$2.35		$2.35

Aggregate Cash Consideration	$47,097,708		$54,947,326

Number of Shares Electing Atlantic Capital common stock	46,770,331		43,430,068
Exchange Ratio	0.188		0.188
Number of Atlantic Capital Equivalent Shares	8,792,822		8,164,853
Estimated Price Per Share	$12.60	a	$12.60	a

Aggregate Stock Consideration	$110,789,560		$102,877,145

Estimated Value Associated with Converted Stock Options	$1,005,073	b	$1,005,073	b

Total Purchase Price Consideration	$158,892,341		$158,829,544

a	As Atlantic Capital is a private company, the estimated price per share is based on the Stone Point purchase that is anticipated to close concurrently with the merger.
b	The estimated value for converted First Security stock options is based upon a Black-Scholes calculation as of June 30, 2015. First Security stock options do not vest under the merger, therefore, only the vested portion of the options is included in the total consideration.

(dollars in thousands)	First Security Group, Inc. (As Reported)	Adjustments to reflect ACB / FSG Merger		First Security Group, Inc. (As Adjusted for Acquisition Accounting)
		Minimum Cash	Maximum Cash	Minimum Cash	Maximum Cash
Fair value of assets acquired:
Cash and due from banks	$17,810	$—	$—	$17,810	$17,810
Interest-bearing deposits in banks	5,954	—	—	5,954	5,954
Short-term investments	—	—	—	—	—

Cash and cash equivalents	23,764	—	—	23,764	23,764
Securities available for sale	90,610	—	—	90,610	90,610
Securities held to maturity	115,704	3,035	3,035	118,739	118,739
Loans held for sale	36,107	—	—	36,107	36,107
Loans	764,411	(12,606)	(12,606)	751,805	751,805
Less allowance for loan losses	(9,600)	9,600	9,600	—	—

Loans, net	754,811	(3,006)	(3,006)	751,805	751,805
Premises and equipment, net	29,567	(500)	(500)	29,067	29,067
Bank owned life insurance	29,543	—	—	29,543	29,543
Goodwill and other intangible assets	34	9,458	9,458	9,492	9,492
Other real estate owned	4,441	(500)	(500)	3,941	3,941
Other assets	14,328	48,762	48,762	63,090	63,090

Total assets acquired	$1,098,909	$57,249	$57,249	$1,156,158	$1,156,158

Fair value of liabilities acquired:
Deposits:
Noninterest bearing demand	$169,462	$—	$—	$169,462	$169,462
Interest bearing demand	112,123	—	—	112,123	112,123
Savings and money market	268,901	—	—	268,901	268,901
Time	263,496	1,209	1,209	264,705	264,705
Brokered	107,704	494	494	108,198	108,198

Total deposits	921,686	1,703	1,703	923,389	923,389
Federal funds purchased and securities sold under agreements to repurchase	14,034	—	—	14,034	14,034
Federal Home Loan Bank advances	65,100	—	—	65,100	65,100
Other borrowings	—	—	—	—	—
Other liabilities	7,467	6,163	6,163	13,630	13,630

Total liabilities acquired	1,008,287	7,866	7,866	1,016,153	1,016,153

Net assets acquired	$90,622	$49,383	$49,383	$140,005	$140,005

Total consideration paid to FSG shareholders				158,893	158,829

Goodwill				$18,888	$18,824

3.	Unaudited Pro Forma Regulatory Capital Ratios

	As of June 30, 2015
	Amount		Ratio	Amount	Ratio
(dollars in thousands)	Minimum Cash		Minimum Cash	Maximum Cash	Maximum Cash
Pro Forma Consolidated Capital Ratios:
Common equity Tier 1	$210,226	(2)	9.14%	$202,377	8.81%
Total risk-based capital(1)	$272,211	(3)	11.83%	$264,362	11.51%
Tier 1 risk-based capital	$210,226	(2)	9.14%	$202,377	8.81%
Tier 1 leverage	$210,226	(2)	8.45%	$202,377	8.15%

	As of June 30, 2015
	Amount		Ratio	Amount	Ratio
(dollars in thousands)	Minimum Cash		Minimum Cash	Maximum Cash	Maximum Cash
Pro Forma Bank Capital Ratios:
Common equity Tier 1	$231,469	(2)	10.06%	$231,469	10.08%
Total risk-based capital	$243,454	(4)	10.58%	$243,454	10.60%
Tier 1 risk-based capital	$231,469	(2)	10.06%	$231,469	10.08%
Tier 1 leverage	$231,469	(2)	9.31%	$231,469	9.32%

(1)	Total risk-based capital of Atlantic Capital includes the net proceeds of the Debt Offering, which is expected to qualify as Tier 2 capital.
(2)	Atlantic Capital must comply with the Federal Reserve’s established capital adequacy standards, and Surviving Bank will be required to comply with the capital adequacy standards established by the OCC. Common equity tier 1 capital, tier 1 risk-based capital and tier 1 leverage capital are determined based on applicable regulatory guidance. Each represents the applicable GAAP equity as adjusted for certain items, as defined by the applicable regulatory guidance. Significant adjustments include: reducing GAAP equity by total accumulated other comprehensive income, reducing GAAP equity by certain intangible assets and reducing GAAP equity by certain net deferred tax assets, each as defined by applicable regulatory guidance.
(3)	Atlantic Capital must comply with the Federal Reserve’s established capital adequacy standards, including a ratio based upon total risk-based capital. Total risk-based capital is determined based on applicable regulatory guidance. Total risk-based capital is determined by making certain adjustments to tier 1 capital. Significant adjustments include: increasing tier 1 capital for allowable subordinated debt and increasing tier 1 capital for allowable allowance for loan and lease losses, each as defined by applicable regulatory guidance.
(4)	Surviving Bank will be required to comply with the capital adequacy standards established by the OCC, including a ratio based upon total risk-based capital. Total risk-based capital is determined based on applicable regulatory guidance. Total risk-based capital is determined by making certain adjustments to tier 1 capital. Significant adjustments include: increasing tier 1 capital for allowable allowance for loan and lease losses, as defined by applicable regulatory guidance.

DESCRIPTION OF CAPITAL STOCK OF ATLANTIC CAPITAL

In this section, “we,” “us” and “our” refer to Atlantic Capital Bancshares, Inc.

The following description is a summary of the material terms of our amended and restated articles of incorporation, which we refer to as the articles of incorporation, and our amended and restated bylaws, which we refer to as the bylaws. These descriptions contain all information that we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read the articles of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this joint proxy statement/prospectus is a part. The summary below is qualified in its entirety by reference to the articles of incorporation and bylaws. The terms of these securities may also be affected by the provisions of the Georgia Business Corporation Code (the “GBCC”).

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “shareholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Capital Stock

Common Stock. Atlantic Capital is authorized to issue up to 100 million shares of common stock, no par value per share. As of [●], 2015, [●] shares of Atlantic Capital common stock were issued and outstanding. Atlantic Capital expects to issue a maximum of 9,274,609 shares of common stock in the merger, and an additional 1,984,127 shares in the Equity Offering. Except as set forth below, each share of Atlantic Capital common stock has the same relative rights as, and is identical in all respects with, each other share of Atlantic Capital common stock. Atlantic Capital’s outstanding shares of common stock are all duly authorized, fully paid and non-assessable. Upon issuance thereof in accordance with the merger agreement and the terms of the Equity Offering, the shares issued in connection with the merger and the Equity Offering will be duly authorized, fully paid and non-assessable.

Each holder of shares of Atlantic Capital common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. All shares of Atlantic Capital common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by the Atlantic Capital Board. Atlantic Capital does not anticipate that it will pay any cash dividends on its common stock for the foreseeable future. If Atlantic Capital were to voluntarily or involuntarily liquidate or dissolve, all shares of Atlantic Capital common stock would be entitled to share equally in all of Atlantic Capital’s remaining assets available for distribution to its shareholders. No cumulative voting, redemption, sinking fund, or conversion rights or provisions apply to shares of Atlantic Capital common stock.

Prior to the effective date of this joint proxy statement/prospectus, holders of 4.9% or more of Atlantic Capital’s issued and outstanding common stock at the closing of Atlantic Capital’s May 2007 private placement each had preemptive rights to acquire proportional amounts of our authorized but unissued common stock upon the decision of the board of directors to issue such additional shares subject to several exceptions. The preemptive rights expired upon the effective date of this joint proxy statement/prospectus.

Preferred Stock. Under the articles of incorporation, the Atlantic Capital Board is authorized, without further action by our shareholders, to issue up to 10,000,000 shares of Atlantic Capital’s preferred stock, no par value, in one or more classes or series. No shares of preferred stock are outstanding. The Atlantic Capital Board may fix the rights, preferences, and privileges of the preferred stock are along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring, or preventing a change in control of Atlantic Capital.

Stock Warrants

As of [●], 2015, Atlantic Capital’s outstanding, vested warrants represented the right of our organizers and initial shareholders to purchase a total of [●] shares of Atlantic Capital common stock at an exercise price of $10.00 per share. The stock warrants are non-transferable and are exercisable for the ten-year period following the grant or three months after the warrant holder ceases to be a director or employee of Atlantic Capital, whichever period is shorter. The stock warrants vested in equal amounts over a three year period commencing on the first anniversary of the date of the grant. In connection with the Equity Offering, we have agreed to issue warrants for up to 873,016 shares of our common stock under certain circumstances. See “The Merger—Financing and Corporate Governance Agreements.”

Stock Options

As of [●], 2015, Atlantic Capital had outstanding options to certain directors and employees to purchase [●] shares of Atlantic Capital common stock pursuant to the Atlantic Capital Bancshares, Inc. 2006 Stock Incentive Plan (the “2006 Plan”), at a weighted-average exercise price of $[●] per share, of which [●] were vested and exercisable. We have issued both non-qualified and incentive options under this plan. The options vest in approximately equal amounts over a three-year period commencing on the first anniversary date of the grant. On each successive anniversary of the grant date, an additional one-third of the options will vest. Our shareholders recently approved the Atlantic Capital Bancshares, Inc. 2015 Stock Incentive Plan (the “2015 Plan”). See “Atlantic Capital’s Executive Compensation” for information regarding the 2006 Plan and 2015 Plan.

Restrictions in the Articles of Incorporation and Bylaws of Atlantic Capital

A number of provisions of the articles of incorporation and bylaws deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of material provisions of the articles of incorporation and bylaws and certain other statutory provisions, which might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which the Atlantic Capital Board does not approve but which individual Atlantic Capital shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions may also render the removal of the current board of directors or management of Atlantic Capital more difficult.

Election of the Board of Directors. The articles of incorporation and bylaws set forth, among other items, the following rules concerning the election of the Atlantic Capital Board:

•	The Atlantic Capital Board consists of not less than five nor more than 25 members. The number of directors may be fixed or changed from time to time, within the minimum and maximum, by the affirmative vote of a majority of the shares entitled to vote in an election of directors, or by the Atlantic Capital Board by the affirmative vote of a majority of the directors then in office.

•

Directors are elected at each annual shareholders meeting and serve for a term of one year and until their successors are elected or qualified; provided, however, that each holder (or group of affiliated holders) of 25% or more of our issued and outstanding common stock has the right to elect one member to the Atlantic Capital Board. This right to elect one member to the Atlantic Capital Board will expire upon the first to occur of (i) May 1, 2016; (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for cash of the shares of common stock of Atlantic Capital pursuant to the Securities Act; and (iii) the time immediately prior to when any such shares are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Pursuant to the merger agreement, our shares must be approved for listing on an exchange and listed upon consummation of the merger. At that time the right of a 25% or more shareholder to elect a director will terminate.

•	Directors may be removed with or without cause only by the affirmative vote of a majority of the shares then entitled to vote in the election of directors of our issued and outstanding common stock, except that a director elected by a holder of 25% or more of our issued and outstanding common stock may be removed with or without cause only by the affirmative vote of the shareholder who elected such director. The latter exception will terminate when the right of certain 25% or more shareholders to appoint a director is terminated.

•	The bylaws also require advance notice of shareholder nominations for directors. See “—Advance Notice Procedures” below.

Stock Dispositions. The articles of incorporation specify that a transaction involving the disposition of more than 50% of the issued and outstanding capital stock of Atlantic Capital or Atlantic Capital Bank requires the affirmative vote of two-thirds (2/3) of the members of the Atlantic Capital Board. This approval right will expire upon the first to occur of (i) May 1, 2016; (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for cash of the shares of Atlantic Capital pursuant to the Act; and (iii) the time immediately prior to when our shares are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. This provision may otherwise make the acquisition of Atlantic Capital or Atlantic Capital Bank more difficult without the cooperation or favorable recommendation of the Atlantic Capital Board. Pursuant to the merger agreement, our shares must be approved for listing on an exchange and listed upon consummation of the merger. At that time this provision will be of no further force and effect.

Federal Reserve Requirements. Under Federal Reserve regulations, takeover attempts, business combinations, and certain acquisitions of our common stock may require the prior approval of or notice to the Federal Reserve. If a company seeks to acquire, either acting alone or in concert with others, 25% or more of any class of our voting stock, acquire control of the election or appointment of a majority of the directors on the Atlantic Capital Board, or exercise a controlling influence over our management or policies, it would be required to obtain the prior approval of the Federal Reserve. In addition, if any individual seeks to acquire, either acting alone or in concert with others, 25% or more of any class of our voting stock, the individual generally is required to provide 60 days’ prior notice to the Federal Reserve. An individual (and also a company not otherwise required to obtain Federal Reserve approval to control us) is presumed to control us, and therefore generally required to provide 60 days’ prior notice to the Federal Reserve, if the individual (or such company) acquires 10% or more of any class of our voting stock, although the individual (or such company) may seek to rebut the presumption of control based on the facts.

Advance Notice Procedures. Atlantic Capital’s bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Atlantic Capital Board. In order for any matter to be “properly brought” before a meeting, a shareholder must comply with advance notice requirements and provide us certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not earlier than the close of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of shareholders. Atlantic Capital held its most recent annual meeting of shareholders on May 21, 2015. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. Under our bylaws, the Atlantic Capital Board may adopt by resolution the rules and regulations for the conduct of meetings. Except to the extent inconsistent with such rules and regulations adopted by the Atlantic Capital Board, the person presiding over the meeting of shareholders has the right to adopt rules and regulations for the conduct of such meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect such potential acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Atlantic Capital.

Special Meetings of Shareholders. Atlantic Capital bylaws provide that a special meeting may be called by the Atlantic Capital Board, our President or by Atlantic Capital upon the request of not less than 25% of our outstanding capital stock.

Anti-takeover Effects of Certain Provisions of Atlantic Capital’s Articles of Incorporation, Bylaws, and Georgia Law

The Georgia Business Corporation Code (the “GBCC”) prohibits Atlantic Capital from engaging in any business combinations with “interested shareholders” occurring within five years from the date such shareholder first becomes an interested shareholder unless: (i) prior to the shareholder becoming an interested shareholder, Atlantic Capital’s Board approved the business combination or the transaction in which the shareholder became an interested shareholder; (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became a beneficial owner of at least 90% of the outstanding voting stock of Atlantic Capital other than shares owned by officers, directors of Atlantic Capital, their affiliates, or associates; or (iii) subsequent to becoming an interested shareholder, the shareholder acquires additional shares resulting in beneficial ownership of at least 90% of the outstanding Atlantic Capital voting shares, other than shares owned by officers, directors of Atlantic Capital, their affiliates, or associates and the shareholder obtains the approval of the business combination by the holders of a majority of the shares entitled to vote thereon, exclusive of the shares held beneficially by the interested shareholder and shares owned by officers, directors, their affiliates, or associates. These business combination requirements are not effective unless specified in the bylaws. Because the bylaws do not specifically provide for these requirements, the business combination requirements are not effective for Atlantic Capital.

The GBCC also provides fair price provisions pursuant to which business combinations with “interested shareholders” (generally, any person who beneficially owns 10% or more of the corporation’s voting shares) must meet one of three criteria designed to protect minority shareholders: (i) the transaction must be unanimously approved by the “continuing directors” of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder), (ii) the transaction must be recommended by at least two-thirds of the continuing directors and approved by a majority of shares held by shareholders other than the interested shareholders, or (iii) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price for their shares regardless of which point in time they sell to the acquiring party. The fair price requirements under the GBCC are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. Because the bylaws do not specifically provide for these requirements, the fair price requirements are not effective for Atlantic Capital.

Indemnification

The articles of incorporation and bylaws contain certain indemnification provisions which provide that directors, officers, employees or agents of Atlantic Capital will be indemnified against expenses actually and reasonably incurred by them if they are successful on the merits of a claim or proceeding.

When a case or dispute is not ultimately determined on its merits (i.e., it is settled), the indemnification provisions provide that Atlantic Capital will indemnify directors when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director acted in a manner he or she reasonably believed to be in or not opposed to the best interests of Atlantic Capital and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the Atlantic Capital Board, the shareholders, or independent legal counsel in each specific case.

The bylaws also provide that the indemnification rights set forth therein are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. Atlantic Capital may not, however, indemnify a director for liability arising out of circumstances which constitute exceptions to limitation of a director’s liability for monetary damages.

The indemnification provisions of the bylaws specifically provide that Atlantic Capital may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not Atlantic Capital would have had the power to indemnify against such liability.

Other than the legal proceedings described in this joint proxy statement/prospectus, Atlantic Capital is not aware of any pending or threatened action, suit, or proceeding involving any of its directors or officers for which indemnification from Atlantic Capital may be sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Atlantic Capital pursuant to the foregoing provisions, or otherwise, Atlantic Capital has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by Atlantic Capital of expenses incurred or paid by a director, officer or controlling person of Atlantic Capital in the successful defense of any action, suit or proceeding is asserted by such director, officer, or controlling person in connection with the securities being registered, Atlantic Capital will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for Atlantic Capital common stock. The transfer agent’s address is 211 Quality Circle, Suite 210, College Station, Texas 77845.

Listing and Trading Market for Common Stock

There is no current established public trading market for Atlantic Capital common stock. We do not make a market in our securities, nor do we attempt to negotiate prices for trades of such securities. Upon completion of the merger, we expect that Atlantic Capital common stock will be listed on Nasdaq, but we cannot assure you that an active or liquid trading market for our common stock will develop or be sustained.

COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING FIRST SECURITY SHAREHOLDERS

The current rights of First Security shareholders are governed by Tennessee law, including the Tennessee Business Corporation Act (the “TBCA”), and First Security’s Amended and Restated Articles of Incorporation (the “First Security Articles”) and Amended and Restated Bylaws (the “First Security Bylaws”). Upon consummation of the merger, holders of First Security common stock who receive Atlantic Capital common stock as the Merger Consideration will become holders of Atlantic Capital common stock. Consequently, after the merger, the rights of such shareholders will be governed by Atlantic Capital’s Amended and Restated Articles of Incorporation (the “articles of incorporation”), and Atlantic Capital’s Amended and Restated Bylaws (the “bylaws”) together with the GBCC.

The following is a summary of the material differences between the rights of holders of Atlantic Capital common stock and the rights of holders of First Security common stock. The following summary does not purport to be a complete statement of the provisions affecting and differences between the rights of holders of Atlantic Capital common stock and the rights of holders of First Security common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to Georgia law and Tennessee law and the governing corporate documents of Atlantic Capital and First Security, to which the shareholders of First Security are referred.

Authorized Capital

Atlantic Capital. Atlantic Capital is authorized to issue one hundred million (100,000,000) shares of common stock at no par value, and ten million (10,000,000) shares of preferred stock at no par value. As of [●], 2015, there were [●] shares of Atlantic Capital common stock issued and outstanding and no shares of preferred stock issued and outstanding. The Atlantic Capital Board has the authority to issue preferred stock from time to time as shares of one or more series and to determine the voting powers, preferences, designations, conversion and other rights, qualifications, limitations, restrictions, and terms and conditions of redemption thereof.

First Security. First Security is authorized to issue one hundred fifty million (150,000,000) shares of common stock, at $0.01 par value, and ten million (10,000,000) shares of preferred stock with no par value. As of [●], 2015, there were [●] shares of First Security common stock issued and outstanding and no shares of preferred stock issued and outstanding. The First Security Board has the authority to issue preferred stock in series and to determine the number of shares to be included in each series, and to fix the designation, powers, preferences, and relative rights of the shares of each such series and the qualifications or restrictions thereof.

Shareholder Rights Plan/Tax Benefits Preservation Plan

Atlantic Capital. Under investor rights agreements entered into between Atlantic Capital and certain of its shareholders, following a public offering of Atlantic Capital securities, such shareholders have rights to include their Atlantic Capital securities in a public sale of securities conducted by Atlantic Capital and registered under the Securities Act, subject to certain limitations.

First Security. First Security has adopted a Tax Benefits Preservation Plan in order to preserve the value of its deferred tax assets. Pursuant to the Tax Benefits Preservation Plan, if a person or group becomes a five percent (5%) shareholder of First Security and after the 10th business day after public announcement thereof, each holder of a previously issued preferred stock purchase right will be entitled to purchase shares of First Security common stock at a substantial discount to the market price of such shares. In such event, the preferred stock purchase rights will cause substantial dilution to any person or group who becomes a five percent (5%) shareholder of First Security without First Security’s approval. Because the dilutive effects of the Tax Benefits Preservation Plan will not be triggered by a transaction which the First Security Board determines is in the best interests of First Security, the Tax Benefits Preservation Plan should not interfere with the merger. The First Security Board may elect to exchange all or part of the preferred stock purchase right and may elect to redeem all, but not less than all, of the then outstanding preferred stock purchase rights. Preferred stock purchase right holders have no rights as First Security shareholders, such as the right to vote or receive dividends.

Preemptive Rights

Atlantic Capital. The articles of incorporation provide for preemptive rights in favor of only those shareholders who own four and nine-tenths percent (4.9%) or more of Atlantic Capital shares. The preemptive rights set forth in the articles of incorporation expire upon the earliest of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement pursuant to the Securities Act, either for an underwritten public offering for cash of the shares of Atlantic Capital or for the issuance of Atlantic Capital shares to acquire an entity having a class of securities registered pursuant to Section 12 of the Exchange Act, and (iii) the time immediately prior to when shares of Atlantic Capital common stock are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers.

First Security. Although permitted by the TBCA, the First Security Articles do not provide for preemptive rights to subscribe for any new or additional common or preferred stock.

Voting Rights and Cumulative Voting

Atlantic Capital. Each share of Atlantic Capital common stock has one vote on each matter submitted to a vote of the Atlantic Capital shareholders. The articles of incorporation do not grant cumulative voting rights to Atlantic Capital shareholders.

First Security. Each share of First Security common stock has one vote on each matter submitted to a vote of the First Security shareholders. Cumulative voting is not permitted.

Dividends

Atlantic Capital. Holders of Atlantic Capital common stock are entitled to receive such dividends as may be declared by the Atlantic Capital Board in compliance with the provisions of applicable law. Under the GBCC, the Atlantic Capital Board may declare and pay dividends on Atlantic Capital common stock unless doing so would cause Atlantic Capital to be unable to pay its debts as they come due in the normal course of business or if, after giving effect to such dividends, the sum of Atlantic Capital’s total assets would be less than the sum of its total liabilities plus any amounts necessary to satisfy the preferential rights, if any, of certain shareholders.

First Security. Holders of First Security common stock are entitled to receive such dividends as may be declared by the First Security Board in compliance with the provisions of the First Security Articles and the TBCA. Dividends upon all classes and series of shares are payable when declared by the First Security Board from lawfully available funds which includes First Security’s capital surplus. Under the TBCA, the First Security Board may declare and pay dividends on First Security common stock unless doing so would cause First Security to be unable to pay its debts as they come due in the normal course of business, or, if, after giving effect to such dividends, the total liabilities of Atlantic Capital would exceed its total assets, or, if First Security were to be dissolved at the time of the distribution, the amounts of dividends would be needed to satisfy the preferential rights of any shareholders upon a dissolution.

Liquidation

Atlantic Capital. In the event of the liquidation, dissolution, or winding-up of Atlantic Capital, holders of Atlantic Capital common stock are entitled to Atlantic Capital’s net assets after payment or satisfaction of all of Atlantic Capital’s debts and liabilities. If the Atlantic Capital Board issues preferred stock, holders of such preferred stock may have priority with respect to proceeds of liquidation over holders of common stock.

First Security. In the event of the liquidation, dissolution, or winding-up of First Security, holders of First Security common stock are entitled to First Security’s net assets after payment or satisfaction of all of First Security’s debts and liabilities. The First Security Board may issue preferred stock from time to time, and such preferred stock may enjoy preference over holders of First Security common stock in the event of the liquidation, dissolution, or winding-up of First Security.

Number of Directors

Atlantic Capital. The Atlantic Capital Board shall consist of not less than five nor more than twenty-five members. The number of directors may be fixed or changed, within the prescribed range, by the affirmative vote of the majority of all shares entitled to vote in an election of directors or by the board of directors and the affirmative vote of a majority of the directors then in office.

First Security. The First Security Board consists of not less than one nor more than fifteen directors, the exact number of which shall be fixed and determined by resolution adopted by an affirmative vote of a majority of the First Security Board.

Election of Directors

Atlantic Capital. Directors are elected at each annual meeting of the shareholders and serve for a term of one (1) year. Directors hold office until the next annual meeting of the shareholders and until a successor is elected and qualified or until the directors’ earlier death, resignation, or removal. Each holder of twenty-five percent (25%) or more of the outstanding shares of Atlantic Capital entitled to vote in an election of directors has the right to elect a director; provided, however, this right expires upon the first of the following to occur: (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for each of the shares of Atlantic Capital pursuant to the Securities Act, and (iii) the time immediately prior to when shares of Atlantic Capital are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers.

First Security. Directors are elected at each annual meeting of the shareholders. Directors hold office until the next annual meeting of the shareholders and until a successor is elected and qualified.

Vacancies

Atlantic Capital. The Atlantic Capital Board may fill any vacancy on the Atlantic Capital Board, including a vacancy created by an increase in the number of directors. Such appointment by the Atlantic Capital Board will continue until the expiration of the term of the director whose seat has become vacant, or, in the case of an increase in the number of directors, until the next meeting of the Atlantic Capital shareholders.

First Security. Any vacancy on the First Security Board that results from a newly created directorship and any other vacancy occurring on the First Security Board is to be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum or by a sole remaining director. A director elected by the First Security Board to fill a vacancy will hold office until the next annual meeting of shareholders and until his or her successor is elected and qualified. A decrease in the number of directors will not shorten the term of any incumbent director.

Removal of Directors

Atlantic Capital. One or more directors may be removed at a meeting of the shareholders, with or without cause, upon the affirmative vote of the holders of a majority of outstanding Atlantic Capital shares entitled to vote in an election of directors. A director elected by a holder of twenty-five percent (25%) or more of the outstanding shares of Atlantic Capital may only be removed without cause with the affirmative consent of such 25% holder. A director may be removed for cause if (i) the director is convicted of a felony, (ii) any bank regulatory authority having jurisdiction over Atlantic Capital requests or demands removal, or (iii) at least two-thirds (2/3) of the Atlantic Capital directors then in office, excluding the director who is subject to a removal vote, determine that such director’s continued service is not in Atlantic Capital’s best interest.

First Security. The shareholders do not have the right to remove any one or all of the directors except for cause and by the affirmative vote of the holders of a majority of the outstanding shares of First Security’s voting stock.

Shareholder Nomination of Directors

Atlantic Capital. Nomination of persons for election to the Atlantic Capital Board may be made by shareholders at any annual or special meeting provided that notice is timely. In order for such notice to be timely, a shareholder wishing to nominate a person for election to the board of directors must deliver such notice to the Secretary of Atlantic Capital not less than 90 nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Provided, however, that if (and only if) the annual meeting is not scheduled to be held within a period that begins thirty (30) days before such anniversary date and ends within 60 days after such anniversary date, shareholder notice of nomination must be given the later of the close of business on (i) the date 90 days prior to such meeting or (ii) the 10th day following the date such meeting is first publicly announced or disclosed. Shareholder notice must comply with the general notice requirements as stated in the bylaws and the additional requirements related specifically to the nomination of directors as follows: (i) the information regarding each nominee required by the notice must contain information relating to identification of the nominee, the nominee’s prior business experience, and the nominee’s prior involvement in certain legal proceedings, (ii) each nominee’s signed consent to serve as a director of Atlantic Capital if elected, and (iii) whether each nominee is eligible for consideration as an independent director under relevant standards under SEC regulations. Atlantic Capital may also require any proposed nominee to furnish such other information, including completion of Atlantic Capital’s directors’ questionnaire, as it may reasonably require to determine whether the nominee would be considered “independent” as a director or as a member of the audit committee of the board of directors under the various rules and standards applicable to Atlantic Capital.

First Security. Nominations of persons for election to the First Security Board may be made at a meeting of shareholders by any First Security shareholder entitled to vote for the election of directors so long as timely written notice is given to the Secretary of First Security. To be timely, shareholder notice must be delivered at least 60 days prior to one-year anniversary of the previous year’s annual meeting of shareholders, or at least 60 days prior to the date of the annual meeting if the date of such meeting has been publicly announced or disclosed by First Security at least 75 days in advance of such meeting date. A shareholder’s timely notice must also contain the following: (a) as to each person whom the shareholder proposes to nominate for election or re-election as director: (i) the name, age, business address, and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of First Security which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Section 14(a) of the Exchange Act and the SEC’s rules and regulations thereunder, and any other applicable laws or rules or regulations of any governmental authority or of any national securities exchange or similar body overseeing any trading market on which First Security shares are traded, and (b) as to the shareholder giving the notice: (i) the name and record address of the shareholder and (ii) the class and number of shares of First Security which are beneficially owned by the shareholder.

Annual Meetings of Shareholders

Atlantic Capital. A meeting of Atlantic Capital shareholders will be held annually. The annual meeting will be held at a time, place, and on such date as the Atlantic Capital Board determines and as specified in the notice of such meeting.

First Security. The annual First Security shareholders meeting will take place on a date and at a time as determined by resolution of a majority of the First Security Board. If an annual meeting of First Security shareholders does not take place, any business including the election of directors may be acted upon at a special meeting in lieu of the annual meeting of First Security shareholders.

Special Meeting of Shareholders

Atlantic Capital. A special meeting of the shareholders may be called at any time by the Atlantic Capital Board, its President, or by Atlantic Capital upon the written request of any one or more shareholders owning an aggregate of at least twenty-five percent (25%) of Atlantic Capital’s outstanding capital stock. Special meetings will be held at a time and place and on such dates as specified in the notice of the meeting.

First Security. Special meetings of shareholders for any purpose(s) can be called only by (i) the Chairman of the First Security Board, (ii) the President of First Security, or (iii) the Secretary of First Security at the request in writing of a majority of the First Security Board.

Required Notice of Shareholder Meetings

Atlantic Capital. Notice of an annual or special meeting of the Atlantic Capital shareholders must be provided either in writing or by electronic transmission, stating the place, day, and time of such meeting not less than 10 nor more than 60 days before the date of such meeting. Notice of a special meeting of shareholders must state the purpose(s) for which such meeting is called. Notice for any shareholder meeting at which amendments to or restatements of the articles of incorporation or the bylaws, merger or share exchange of the corporation, or the disposition of corporate assets requiring shareholder approval are contemplated must state such purpose and comply with applicable law.

First Security. Notice of each meeting of First Security shareholders stating the date, time, and place of such meeting must be provided either personally or by mail not less than ten days nor more than two months before the date of such meeting. Notice for a special meeting of the shareholders, including notice for a special meeting in lieu of an annual meeting, must state the purpose(s) for which such meeting is called. Notice for an annual meeting of the shareholders need not state the purpose(s) of such meeting unless the TBCA so requires.

Action Without a Meeting

Atlantic Capital. Any action required or permitted to be taken at a meeting of the shareholders of Atlantic Capital may be taken without a meeting if a written consent setting forth the action so taken is signed and dated by all the shareholders entitled to vote on such action.

First Security. No action shall be taken by the First Security shareholders except at an annual or special meeting of the shareholders or by the unanimous written consent of all shareholders in lieu of a meeting. The right of shareholders to act by less than unanimous consent in lieu of a meeting is specifically denied.

Advance Notice Requirements for Presentation of Business

Atlantic Capital. Written notice of any shareholder proposal must be timely made and must constitute a proper matter for shareholder action. To be timely, the shareholder notice must be delivered to the Secretary of Atlantic Capital not less than 90 nor more than one hundred 120 days prior to the first anniversary date of the annual meeting for the preceding year. Provided, however, that if (and only if) the annual meeting is not scheduled to be held within a period that begins 30 days before such anniversary date and ends within 60 days after such anniversary date, the shareholder notice shall be given by the later of the close of business on (i) the date 90 days prior to such meeting or (ii) the 10th day following the date such meeting is first publicly announced or disclosed.

First Security. To be properly brought before the annual meeting, business must be specified in the notice of meeting (or any amendment thereto) given by or at the direction of the First Security Board, or otherwise properly brought before the meeting by or at the direction of the First Security Board, or otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of First Security.

Indemnification

Atlantic Capital. Atlantic Capital will indemnify an individual made a party to a proceeding because he or she is or was a director, officer, employee, or agent of Atlantic Capital (or was serving at the request of Atlantic Capital as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise) for reasonable expenses, judgments, fines, penalties, and amounts paid in settlement, including attorneys’ fees, incurred in connection with the proceeding if the individual conducted himself or herself in good faith and reasonably believed that such conduct was (a) in the case of conduct in his or her official capacity, in the best interests of Atlantic Capital, (b) in all other cases, at least not opposed to the best interests of Atlantic Capital, and (c) in the case of any criminal proceeding, he or she had no reasonable cause to believe such conduct was unlawful.

First Security. First Security will indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, by reason of the fact that he or she is or was a director or officer of First Security, or that he or she, being at the time a director or officer of First Security, is or was serving at the request of First Security as a director, trustee, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other entity, including service, without limitation, with respect to an employee benefit plan, whether in either case, the basis of such proceeding is alleged action or inaction (x) in an official capacity as a director or officer of First Security, or as a director, trustee, officer, employee or agent of another entity, or (y) in any other capacity related to First Security or another entity while so serving as a director, trustee, officer, employee or agent, will be indemnified and held harmless by First Security to the fullest extent permitted by the TBCA against all expense, liability and loss, including without limitation attorneys’ fees and expenses, judgments, fines, certain excise taxes or penalties and amounts paid in settlement, actually and reasonably incurred by such person in connection therewith. Notwithstanding the foregoing, except as may be provided in the First Security Bylaws or by the First Security Board, First Security shall not indemnify any person in connection with a proceeding (or portion thereof) initiated by such person unless such proceeding was authorized expressly by action of the First Security Board.

First Security may, to the extent authorized from time to time by the First Security Board, grant rights to indemnification and to the advancement of expenses to any other officer, employee or agent of First Security (or any person serving at First Security’s request as a director, trustee, officer, employee or agent of another entity) or to any person who is or was a director, officer, employee or agent of any of First Security’s affiliates, predecessors or subsidiaries or of a constituent corporation absorbed by First Security, or any of its subsidiaries in a consolidation or merger, or who is or was serving at the request of such affiliate, predecessor or subsidiary corporation or of such constituent corporation as a director, officer, employee or agent of another entity, in each case as determined by the First Security Board to the fullest extent of the provisions of the First Security Articles in cases of the indemnification and advancement of expenses of directors and officers of First Security, or to any lesser extent (or greater extent, if permitted by law) determined by the First Security Board.

Amendment of Articles of Incorporation and Bylaws

Atlantic Capital. The articles of incorporation do not contain specific provisions relating to amendment thereof. Under the GBCC, Atlantic Capital may amend the articles of incorporation by action of the Atlantic Capital Board, but only with respect to certain items, or by approval of a majority of its voting stock entitled to vote on such matters, unless the articles of incorporation, the Atlantic Capital Board, or the GBCC require a greater vote.

Under the bylaws, the bylaws may be amended and new bylaws adopted by the shareholders at any annual or special meeting of the shareholders or by the Atlantic Capital Board at any regular or special meeting of the Atlantic Capital Board. If Atlantic Capital shareholders take such action at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of meeting. The Atlantic

Capital shareholders may provide by resolution that any bylaw provision repealed, amended, adopted, or altered by the shareholders may not be repealed, amended, adopted, or altered by the Atlantic Capital Board. Except as otherwise provided in the bylaws or the articles of incorporation, action taken by shareholders with respect to the bylaws must be taken by an affirmative vote of a majority of the shares entitled to vote on such matters. Action taken by the Atlantic Capital Board with respect to the bylaws must be taken by an affirmative vote of a majority of all directors then holding office.

First Security. First Security reserves the right to amend, alter, or repeal any provision contained in the First Security Articles in accordance with the applicable provisions of the TBCA. Under the TBCA, First Security may amend the First Security Articles by action of the First Security Board, but only with respect to certain items, or by approval of a majority of its voting stock entitled to vote on such matters, unless the First Security Articles, the First Security Board, or the TBCA require a greater vote.

The First Security Board may amend the First Security Bylaws upon the affirmative vote of the majority of the directors then holding office; provided, however, that any amendment, addition, or repeal of any provision of the First Security Bylaws regarding indemnification of the directors, officers, employees, or agents of First Security shall require the affirmative vote of a majority of the disinterested directors. Shareholders may not amend the First Security Bylaws except upon the affirmative vote at a meeting of shareholders of the holders of a majority of the outstanding shares of voting stock.

Required Vote for Certain Business Combinations

Atlantic Capital. Pursuant to the articles of incorporation, the affirmative vote of two-thirds (2/3) of the Atlantic Capital directors then in office must approve a transaction involving the sale, exchange, or other disposition of more than fifty percent (50%) of the then issued and outstanding Atlantic Capital shares and/or any of its subsidiaries to any other corporation, person, or entity. The foregoing approval requirement expires upon the first of the following to occur: (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for cash of the shares of Atlantic Capital pursuant to the Securities Act, and (iii) the time immediately prior to when shares of Atlantic Capital are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Under the GBCC, a plan of merger or share exchange must be adopted by the board of directors of each party to such merger or share exchange and, subject to certain exceptions, approved by the shareholders of each party. For a plan of merger or share exchange to be approved, the Atlantic Capital Board must transmit to the shareholders a recommendation that the shareholders approve the plan, unless the Atlantic Capital Board makes a determination that, because of conflicts of interest or other special circumstances, it should not make such a recommendation in which case the Atlantic Capital Board must also transmit to the shareholders the basis for that determination. Unless the GBCC, the articles of incorporation, the bylaws, or the Atlantic Capital Board (acting pursuant to its power to condition its submission of the proposed merger or share exchange, or the effectiveness of the proposed merger or share exchange, or both, on any basis) requires a greater vote or a vote by voting groups, the plan of merger or share exchange must be approved by (i) a majority of all the votes entitled to be cast on the plan by all shares entitled to vote on the plan, voting as a single voting group, and (ii) a majority of all the votes entitled to be cast by shareholders of each voting group entitled to vote separately on the plan as a voting group by the articles of incorporation. Shares of a class or series not otherwise entitled to vote on the merger are entitled to vote on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to the articles of incorporation, would require action by that class or series of shares voting as a separate voting group on the proposed amendment under the GBCC as a part of the voting group described above. Shares of a class or series included in a share exchange but not otherwise entitled to vote on the plan of share exchange are entitled to vote, with each class or series constituting a separate voting group.

Atlantic Capital may sell, lease, exchange, or otherwise dispose of all or substantially all of its property on the terms, conditions, and for the consideration determined by Atlantic Capital’s Board if the Board proposes such action and a majority of all the votes entitled to be cast on the transaction approve such action.

First Security. Under the TBCA, a plan of merger or share exchange must be adopted by the board of directors of each party to the merger or share exchange and, with exceptions for certain situations in which the party is the surviving entity and otherwise, approved by the shareholders. After adopting the plan of merger or share exchange, the First Security Board must submit the plan of merger or share exchange for approval by the shareholders. The First Security Board must also transmit to the shareholders a recommendation that the shareholders approve the plan, unless the First Security Board makes a determination that because of conflicts of interest or other special circumstances it should not make such a recommendation, in which case the First Security Board must also transmit to the shareholders the basis for that determination. The First Security Board may condition its submission of the plan of merger or share exchange to its shareholders on any basis. If the plan of merger or share exchange is required to be approved by the shareholders, and if the approval is to be given at a meeting, First Security must notify each shareholder, whether or not entitled to vote, of the shareholders’ meeting at which the plan is to be submitted for approval. The notice shall state that the purpose, or one of the purposes, of the meeting is to consider the plan of merger or share exchange and must contain or be accompanied by a copy or summary of the plan. If First Security is to be merged into an existing corporation or other entity, the notice shall also include or be accompanied by a copy or summary of the charter or organic documents of that corporation or other entity. If First Security is to be merged into a corporation or other entity that is to be created pursuant to the merger, the notice shall include or be accompanied by a copy or a summary of the charter or organizational documents of the new corporation or other entity. The plan of merger or share exchange to be authorized must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group.

Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets must be approved by the First Security Board (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Consideration of Other Constituencies

Atlantic Capital. The articles of incorporation and the bylaws are silent as to consideration of other constituencies.

First Security. The First Security Articles provide that, when evaluating an actual or proposed business combination, a tender or exchange offer, a solicitation of options or offers to purchase or sell First Security common stock by another person, or a solicitation of proxies to vote First Security shares by another person, the First Security Board, in addition to considering the adequacy and form of any consideration to be paid or received in connection with any such transaction, shall consider all of the following factors and any other factors which it deems relevant: (i) the business and financial condition, and earnings prospects of the acquiring person or persons, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition, and other likely financial obligations of the acquiring person or persons, and the possible effects of such conditions upon First Security and its subsidiaries and the other elements of the communities in which First Security and its subsidiaries operate or are located; (ii) the competence, experience, and integrity of the person and their management proposing or taking such actions; (iii) the prospects for a successful conclusion of the business combination; (iv) First Security’s prospects as an independent entity; and (v) the social and economic effects of the transaction or proposal on First Security and any of its subsidiaries, its and their employees, depositors, loan and other customers, creditors and the communities in which First Security and its subsidiaries operate or are located.

Limitation on Director Liability

Atlantic Capital. The articles of incorporation provide that to the fullest extent permitted by applicable law, no Atlantic Capital director shall have any liability to Atlantic Capital or its shareholders for monetary damages for any action or failure to take action, including, without limitation, for breach of the duty of care or other duty owed as a director, except that the articles of incorporation do not eliminate or limit the liability of a director for:

(i) any appropriation, in violation of his or her duties, of any business opportunity of Atlantic Capital; (ii) acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) the types of liability set forth in Section 14-2-832 of the GBCC dealing with unlawful distributions of corporate assets to shareholders; or (iv) any transaction from which the director received an improper personal benefit.

First Security. The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order than an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

The First Security Articles provide that a First Security director shall not be personally liable to First Security or its shareholders for monetary damages for breach of duty of care or other duty as a director; provided, however, that the liability of a director shall not be eliminated or limited (i) for any breach of his duty of loyalty to First Security or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 14-18-304 of the TBCA, as amended, or (iv) for any act or omission occurring before the effective date of the First Security Articles. If TBCA is later amended to authorize further limitations on the liability of directors, the First Security Articles provide that the liability for First Security directors will be limited accordingly.

Rights of Dissenting Shareholders

Atlantic Capital. The GBCC provides that Atlantic Capital shareholders who comply with certain procedural requirements of the GBCC are entitled to dissent from and obtain payment of the fair value of their shares in the event of certain mergers, share exchanges, sales or exchanges of all or substantially all of the Atlantic Capital’s assets, amendments to the articles of incorporation that materially and adversely affect certain rights with respect to a dissenter’s shares, and certain other actions taken pursuant to a shareholder vote to the extent provided for under the GBCC, the articles of incorporation, the bylaws, or by resolution of the Atlantic Capital Board. However, shareholders of any class of shares are not entitled to vote on certain mergers, share exchanges, sales or exchanges of property, or amendments to the articles of incorporation if such shares, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting of shareholders at which the certain merger, share exchange, sale or exchange of property, or amendment to the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders.

First Security. The TBCA provides that a First Security shareholder is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of First Security common stock, that are registered on a national securities exchange under Section 6 of the Exchange Act, or is a national market system security as defined in rules promulgated pursuant to the Exchange Act.

Business Combination Requirements

Atlantic Capital. The GBCC prohibits Atlantic Capital from engaging in any business combinations with “interested shareholders” occurring within five years from the date such shareholder first becomes an interested shareholder unless: (i) prior to the shareholder becoming an interested shareholder, Atlantic Capital’s Board approved the business combination or the transaction in which the shareholder became an interested shareholder; (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became a beneficial owner of at least 90% of the outstanding voting stock of Atlantic Capital other than shares owned by officers, directors of Atlantic Capital, their affiliates, or associates; or (iii) subsequent to becoming an interested shareholder, the shareholder acquires additional shares resulting in beneficial ownership of at least 90% of the outstanding Atlantic Capital voting shares, other than shares owned by officers, directors of Atlantic Capital, their affiliates, or associates and the shareholder obtains the approval of the business combination by the holders of a majority of the shares entitled to vote thereon, exclusive of the shares held beneficially by the interested shareholder and shares owned by officers, directors, their affiliates, or associates. These business combination requirements are not effective unless specified in the bylaws. Because the bylaws do not specifically provide for these requirements, the business combination requirements are not effective for Atlantic Capital.

The GBCC also provides fair price provisions pursuant to which business combinations with “interested shareholders” (generally, any person who beneficially owns 10% or more of the corporation’s voting shares) must meet one of three criteria designed to protect minority shareholders: (i) the transaction must be unanimously approved by the “continuing directors” of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder), (ii) the transaction must be recommended by at least two-thirds of the continuing directors and approved by a majority of shares held by shareholders other than the interested shareholders, or (iii) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price for their shares regardless of which point in time they sell to the acquiring party. The fair price requirements under the GBCC are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. Because the bylaws do not specifically provide for these requirements, the fair price requirements are not effective for Atlantic Capital.

First Security. The Tennessee Business Combinations Act prohibits a business combination by First Security with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. First Security can, however, enter into a business combination within that period if the business combination is approved by the First Security Board before the interested shareholder acquires ten percent or more of the beneficial ownership of any class of First Security’s voting shares. In order for First Security to engage in a business combination after an interested shareholder acquires ten percent or more of the beneficial ownership of any class of First Security’s voting shares, the transaction requires either a two-thirds vote of the First Security shareholders other than the interested shareholder or must satisfy certain fair price standards.

Control Share Acquisition Act

Atlantic Capital. There is no similar provision under Georgia law.

First Security. The Tennessee Control Share Acquisition Act limits the voting rights associated with First Security shares owned by a person above certain thresholds, generally above twenty percent, unless First Security’s non-interested shareholders approve the acquisition of additional shares by the interested shareholder above the designated percentage threshold. However, because the Tennessee Control Share Acquisition Act applies only to corporations whose articles of incorporation or bylaws expressly opt-in to Control Share Acquisition Act coverage and the First Security Articles and the First Security Bylaws do not contain such a provision, the Act does not apply to First Security.

Greenmail Act

Atlantic Capital. There is no similar provision under Georgia law.

First Security. The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, First Security may not purchase any of its shares at a price above the market value of such shares from any person who holds more than three percent of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by First Security or First Security makes an offer, of at least equal value per share, to all shareholders of such class.

Investor Protection Act

Atlantic Capital. There is no similar provision under Georgia law.

First Security. The Tennessee Investor Protection Act generally requires that, before a person can make a tender offer for shares of a Tennessee corporation, such as First Security, which would result in such person beneficially owning more than ten percent of any class of the Tennessee corporation’s shares, registration or an exemption from registration is required. Registration requires filing a registration statement with the Tennessee Commission of Commerce and Insurance, a copy of which must also be sent to the target corporation, and the material terms of the proposed tender offer must be disclosed to the public. The Tennessee Investor Protection Act also prohibits fraudulent and deceptive practices as it relates to takeover offers.

The Tennessee Investor Protection Act does not apply to: (i) an offer involving a vote by shareholders of the target corporation pursuant to the target company’s articles of incorporation; (ii) a merger, consolidation, or sale of all or substantially all of the target corporation’s assets in consideration of the issuance of shares of another corporation; (iii) a sale of the target corporation’s shares in exchange for cash or shares of another corporation; and (iv) a tender offer that is open to all shareholders on equal terms, is recommended by the target corporation’s board of directors, and requires full disclosure of all terms.

SUPERVISION AND REGULATION

Bank holding companies and national banks are extensively regulated under both federal and state law. The following is a brief summary of certain statutes and rules and regulations that affect or will affect Atlantic Capital and the Surviving Bank. This summary is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses. Supervision, regulation and examination of Atlantic Capital and the Surviving Bank by regulatory agencies are intended primarily for the protection of depositors rather than shareholders of Atlantic Capital. Atlantic Capital cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which the business of Atlantic Capital and the Surviving Bank may be affected by a statute or regulation. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on Atlantic Capital’s and the Surviving Bank’s business and prospects.

Bank Holding Company Regulation and Structure

As a bank holding company, Atlantic Capital is subject to regulation under the BHCA and to the supervision, examination and reporting requirements of the Federal Reserve. The Surviving Bank will be chartered by the OCC and will be subject to regulation, supervision and examination by the OCC.

The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring direct or indirect ownership or control of voting shares of any other bank holding company if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5 percent of the voting shares of the other bank holding company;

•	acquiring direct or indirect ownership or control of voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5 percent of the voting shares of the bank;

•	it or any of its subsidiaries, other than a bank, acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues, which focuses, in part, on the performance under the Community Reinvestment Act of 1977 (the “CRA”).

Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25 percent or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10 percent or more, but less than 25 percent, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Exchange Act; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

The regulations provide a procedure for challenging rebuttable presumptions of control. Following completion of the merger, we expect that Atlantic Capital common stock will be registered under Section 12 of the Exchange Act.

Under the Gramm-Leach-Bliley Act, bank holding companies may elect to become “financial holding companies” that may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental to a financial activity. The Gramm-Leach-Bliley Act permits a single financial services organization to offer a more complete array of financial products and services than historically was permitted. Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that Atlantic Capital’s insured depository institution subsidiary is “well capitalized” and “well managed.” Additionally, the CRA rating of each subsidiary bank must be satisfactory or better. Atlantic Capital has not elected to be treated as a financial holding company.

Following the merger and the bank merger, Atlantic Capital will be required to act as a source of financial strength for the Surviving Bank and to commit resources to support the Surviving Bank. This support may be required at times when Atlantic Capital might not be inclined to provide it. In addition, any capital loans made by Atlantic Capital to the Surviving Bank will be repaid only after the Surviving Bank’s deposits and various other obligations are repaid in full.

Bank Merger Act

Section 18(c) of the Federal Deposit Insurance Act, commonly known as the “Bank Merger Act,” requires the prior written approval of the OCC before any bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a national bank.

The Bank Merger Act prohibits the OCC from approving any proposed merger transaction that would result in a monopoly or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the OCC from approving a proposed merger transaction whose effect in any section of the country may be to lessen competition substantially, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the OCC finds that the anticompetitive effects of the proposed transaction are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the OCC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the communities to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches.

State Law

Atlantic Capital Bank is subject to extensive supervision and regulation by the DBF. Among other things, the DBF regulates mergers and consolidations of state-chartered banks, capital requirements for banks, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches. Following the bank merger, Atlantic Capital Bank’s separate existence will cease and the Surviving Bank will continue to be regulated by the OCC and not the DBF. As a bank holding company located in Georgia, the DBF also regulates and monitors Atlantic Capital’s operations.

Capital

Atlantic Capital must comply with the Federal Reserve’s established capital adequacy standards, and the Surviving Bank will be required to comply with the capital adequacy standards established by the OCC. The Federal Reserve has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, account for off-balance-sheet exposure and minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. The minimum guideline for the ratio of total capital to risk-weighted assets is 8 percent. At least half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and noncumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder of total capital may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves.

As of June 30, 2015, FSGBank’s common equity Tier 1 capital ratio, Tier 1 capital ratio, and total capital ratio were 10.25%, 10.25%, and 11.35%, respectively. As of June 30, 2015, Atlantic Capital Bank’s common equity Tier 1 capital ratio, Tier 1 capital ratio, and total capital ratio were 10.45%, 10.45%, and 11.32%, respectively. Neither Atlantic Capital nor FSGBank has been advised by any federal banking agency of any additional specific minimum capital ratio requirement applicable to it.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and certain other intangible assets, of 4 percent for bank holding companies. Atlantic Capital’s leverage ratio as of June 30, 2015 was 10.43% compared to 11.10% at June 30, 2014. FSGBank’s leverage ratio as of June 30, 2015 was 8.49% compared to 8.83% at June 30, 2014. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” and other indications of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve has not advised Atlantic Capital of any additional specific minimum leverage ratio or tangible Tier 1 capital leverage ratio applicable to it.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.

The Federal Deposit Insurance Act (the “FDI Act”), requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio, Common Equity Tier 1 Risk-Based Capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be:

•	“well capitalized” if it has a Total Risk-Based Capital ratio of 10 percent or greater, a Tier 1 Risk-Based Capital ratio of 8 percent or greater, a Common Equity Tier 1 Risk-Based Capital ratio of 6.5% or greater and a leverage ratio of 5 percent or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8 percent or greater, a Tier 1 Risk-Based Capital ratio of 6 percent or greater, a Common Equity Tier 1 Risk-Based Capital ratio of 4.5% or greater and a leverage ratio of 4 percent or greater and is not “well capitalized;”

•	“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8 percent, a Tier 1 Risk-Based Capital ratio of less than 6 percent, a Common Equity Tier 1 Risk-Based Capital ratio of less than 4.5% or a leverage ratio of less than 4 percent and is not “significantly undercapitalized” or “critically undercapitalized”;

•	“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6 percent, a Tier 1 Risk-Based Capital ratio of less than 4 percent, a Common Equity Tier 1 Risk-Based Capital ratio of less than 3% or a leverage ratio of less than 3 percent and is not “critically undercapitalized”; and

•	“critically undercapitalized” if its tangible equity is equal to or less than 2 percent of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of June 30, 2015, each of Atlantic Capital Bank and FSGBank had capital levels that qualify as “well capitalized” under such regulations.

The FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable to regulators, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5 percent of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. A bank that is not “well capitalized” is also subject to certain limitations relating to brokered deposits.

New Capital Adequacy Requirements Under Basel III

On July 2, 2013, the Federal Reserve Board and the OCC adopted a final rule that implements the Basel III changes to the international regulatory capital framework, referred to as the “Basel III Rules.” The Basel III Rules apply to both depository institutions and (subject to certain exceptions not applicable to Atlantic Capital) their holding companies. Although parts of the Basel III Rules apply only to large, complex financial institutions, substantial portions of the Basel III Rules apply to Atlantic Capital and the Surviving Bank.

The Basel III Rules include a risk-based and leverage capital ratio requirements which refine the definition of what constitutes “capital” for purposes of calculating those ratios. The minimum capital level requirements applicable to Atlantic Capital and the Surviving Bank under the Basel III Rules are: (i) a new common equity Tier 1 risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6% (increased from 4%); (iii) a total risk-based capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. Common equity Tier 1 capital will consist of retained earnings and common stock instruments, subject to certain adjustments.

The Basel III Rules will also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum risk-based capital requirements. The conservation buffer, when added to the capital requirements, will result in the following minimum ratios: (i) a common equity Tier 1 risk-based capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%. The new capital conservation buffer requirement is to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented at 2.5% in January 2019. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffer amount.

The Basel III Rules also revise the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including the Surviving Bank, if their capital levels do not meet certain thresholds. These revisions became effective January 1, 2015. The prompt corrective action rules will be modified to include a common equity Tier 1 capital component and to increase certain other capital requirements for the various thresholds. For example, under the proposed prompt corrective action rules, insured depository institutions will be required to meet the following capital levels in order to qualify as “well capitalized:” (i) a new common equity Tier 1 risk-based capital ratio of 6.5%; (ii) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a total risk-based capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (unchanged from current rules).

The Basel III Rules set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk based ratios. Under the Basel III Rules, higher or more sensitive risk weights would be assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual, foreign exposures and certain corporate exposures. In addition, the Basel III Rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act; (ii) greater recognition of collateral and guarantees; and (iii) revised capital treatment for derivatives and repo-style transactions.

In addition, the final rule includes certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010, on a permanent basis, without any phase out. Community banks may also elect on a one time basis in their March 31, 2015. quarterly financial filings with the appropriate federal regulator to opt-out out of the requirement to include most accumulated other comprehensive income (“AOCI”) components in the calculation of CET1 capital and, in effect, retain the AOCI treatment under the current capital rules. Under the Final Capital Rule, Atlantic Capital made a one-time, permanent election to continue to exclude accumulated other comprehensive income from capital. Overall, the rule provides some important concessions for smaller, less complex financial institutions.

The Basel III Rules generally became effective on January 1, 2015. The conservation buffer will be phased in beginning in 2016 and will take full effect on January 1, 2019. Certain calculations under the Basel III Rules will also have phase-in periods. Atlantic Capital was required to comply with the final Basel III Rules beginning on January 1, 2015.

FDIC Insurance Assessments

The FDIC, through the Deposit Insurance Fund (“DIF”), insures the deposits of the Surviving Bank up to prescribed limits for each depositor, (currently, $250,000 per depositor). The assessment paid by each DIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution’s capitalization risk category and supervisory subgroup category. An institution’s capitalization risk category is based on the FDIC’s determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. FSGBank’s insurance assessments during 2014 and 2013 were $1.3 million and $2.3 million, respectively. Atlantic Capital’s insurance assessments during 2014 and 2013 were $643,000 and $589,000, respectively.

In addition, the FDIC can impose special assessments to cover shortages in the DIF. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. The Dodd-Frank Act eliminated the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act requires the FDIC to offset the effect of increasing the reserve ratio on institutions with total consolidated assets of less than $10 billion, such as Atlantic Capital Bank and FSGBank.

As required by the Dodd-Frank Act, the FDIC also revised the deposit insurance assessment system, effective April 1, 2011, to base assessments on the average total consolidated assets of insured depository institutions during the assessment period, less the average tangible equity of the institution during the assessment period as opposed to solely bank deposits at an institution. This base assessment change necessitated that the FDIC adjust the assessment rates to ensure that the revenue collected under the new assessment system will approximately equal that under the existing assessment system.

Each of these changes may increase the rate of FDIC insurance assessments to maintain or replenish the FDIC’s DIF. This could, in turn, raise the Surviving Bank’s future deposit insurance assessment costs. On the other hand, the law changes the deposit insurance assessment base so that it will generally be equal to consolidated assets less tangible equity. This change of the assessment base from an emphasis on deposits to an emphasis on assets is generally considered likely to cause larger banking organizations to pay a disproportionately higher portion of future deposit insurance assessments, which may, correspondingly, lower the level of deposit insurance assessments that smaller community banks such as the Surviving Bank may otherwise have to pay in the future. While it is likely that the new law will increase the Surviving Bank’s future deposit insurance assessment costs, the specific amount by which the new law’s combined changes will affect the Surviving Bank’s deposit insurance assessment costs is hard to predict, particularly because the new law gives the FDIC enhanced discretion to set assessment rate levels.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of the Financing Corporation (the “FICO”). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. These assessments will continue until the debt matures in 2017 through 2019.

Payment of Dividends and Other Restrictions

Atlantic Capital is a legal entity that will remain separate and distinct from the Surviving Bank following the merger and the bank merger. While there are various legal and regulatory limitations under federal and state law governing the extent to which banks can pay dividends or otherwise supply funds to holding companies, the principal source of cash revenues for Atlantic Capital following the merger and the bank merger will be dividends from the Surviving Bank. The relevant federal and state regulatory agencies also have authority to prohibit a national bank or bank holding company from engaging in conduct that, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business.

Insured depository institutions, such as the Surviving Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined in the applicable law and regulations).

National banks are required by federal law to obtain the prior approval of the OCC in order to declare and pay dividends if the total of all dividends declared in any calendar year would exceed the total of (1) such bank’s net profits (as defined and interpreted by regulation) for that year plus (2) its retained net profits (as defined and interpreted by regulation) for the preceding two calendar years, less any required transfers to surplus. In addition, these banks may only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The Federal Reserve has expressed the view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.

A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10 percent or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

Interstate Banking and Branching

Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 amended the Federal Deposit Insurance Act and certain other statutes to permit state and national banks with different home states to merge across state lines, with approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997 expressly prohibiting interstate mergers. Under the Riegle-Neal Act amendments, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo.

However, under the Dodd-Frank Act, the national branching requirements have been relaxed and national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. The Federal Deposit Insurance Act (the “FDIA”), requires that the OCC review (1) any merger or consolidation by or with an insured bank, or (2) any establishment of branches by an insured bank.

Affiliate Transactions

The Federal Reserve Act, the FDIA and the rules adopted under these statutes restrict the extent to which Atlantic Capital can borrow or otherwise obtain credit from, or engage in certain other transactions with, its subsidiaries. These laws regulate “covered transactions” between insured depository institutions and their subsidiaries, on the one hand, and their nondepository affiliates, on the other hand. The Dodd-Frank Act expanded the definition of affiliate to make any investment fund, including a mutual fund, for which a depository institution or its affiliates serve as investment advisor an affiliate of the depository institution. “Covered transactions” include a loan or extension of credit to a nondepository affiliate, a purchase of securities issued by such an affiliate, a purchase of assets from such an affiliate (unless otherwise exempted by the Federal Reserve Board), an acceptance of securities issued by such an affiliate as collateral for a loan, and an issuance of a guarantee, acceptance, or letter of credit for the benefit of such an affiliate. The Dodd-Frank Act extended the limitations to derivative transactions, repurchase agreements and securities lending and borrowing transactions that create credit exposure to an affiliate or an insider. The “covered transactions” that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (1) in the case of any one such affiliate, the aggregate amount of “covered transactions” cannot exceed ten percent of the capital stock and the surplus of the insured depository institution; and (2) in the case of all affiliates, the aggregate amount of “covered transactions” cannot exceed twenty percent of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute “covered transactions” must be collateralized in prescribed amounts. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Finally, following the merger and the bank merger, any transactions between Atlantic Capital and the Surviving Bank must be made at arm’s length.

Loans to Directors, Executive Officers and Principal Shareholders

The authority of the Surviving Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members, corporations and other entities that they control, is subject to substantial restrictions and requirements under Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder, as well as the Sarbanes-Oxley Act. These statutes and regulations impose specific limits on the amount of loans that the Surviving Bank may make to directors and other insiders, and specified approval procedures must be followed in making loans that exceed certain amounts. In addition, all loans the Surviving Bank makes to directors and other insiders must satisfy the following requirements:

•	the loans must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with the Surviving Bank;

•	the Surviving Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Surviving Bank; and

•	the loans must not involve a greater than normal risk of non-payment or include other features not favorable to the Surviving Bank.

Furthermore, the Surviving Bank must periodically report all loans made to directors and other insiders to the bank regulators, and these loans are closely scrutinized by the regulators for compliance with Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O. Each loan to directors or other insiders must be pre-approved by the Surviving Bank’s board of directors with the interested director abstaining from voting.

Community Reinvestment Act

The CRA requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low and moderate-income borrowers in their local communities. An institution’s size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

The CRA regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution’s CRA performance and to review the institution’s CRA public file. Each lending institution must maintain for public inspection a file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The CRA requires public disclosure of a financial institution’s written CRA evaluations. This requirement promotes enforcement of CRA principles by providing the public with the status of a particular institution’s community reinvestment record.

The Gramm-Leach-Bliley Act made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed, and annual CRA reports must be made available to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory CRA rating in its latest examination. FSGBank received a “Satisfactory” rating in its last CRA examination which was conducted on August 5, 2013. Atlantic Capital Bank received a “Satisfactory” rating in its last CRA examination which was conducted on February 23, 2015.

Consumer Laws and Regulations

The Surviving Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the following list is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited

Funds Availability Act, the Equal Credit Opportunity Act, The Fair and Accurate Credit Transactions Act, The Real Estate Settlement Procedures Act and the Fair Housing Act, among others. These laws and regulations, among other things, prohibit discrimination on the basis of race, gender or other designated characteristics and mandate various disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. These and other laws also limit finance charges or other fees or charges earned in the Surviving Bank’s activities.

Consumer Financial Protection Bureau

The Dodd-Frank Act created a new, independent federal agency called the Consumer Financial Protection Bureau (“CFPB”), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits the state attorney general to enforce compliance with both the state and federal laws and regulations.

The CFPB has finalized rules relating to, among other things, remittance transfers under the Electronic Fund Transfer Act, which requires companies to provide consumers with certain disclosures before the consumer pays for a remittance transfer. These rules became effective in October 2013. The CFPB has also amended certain rules under Regulation C relating to home mortgage disclosure to reflect a change in the asset-size exemption threshold for depository institutions based on the annual percentage change in the Consumer Price Index for Urban Wage Earners and Clerical Workers. In addition, on January 10, 2013, the CFPB released its final “Ability-to-Repay/Qualified Mortgage” rules, which amended the Truth in Lending Act (Regulation Z). Regulation Z currently prohibits a creditor from making a higher-priced mortgage loan without regard to the consumer’s ability to repay the loan. The final rule implements sections 1411 and 1412 of the Dodd-Frank Act, which generally require creditors to make a reasonable, good faith determination of a consumer’s ability to repay any consumer credit transaction secured by a dwelling (excluding an open-end credit plan, timeshare plan, reverse mortgage, or temporary loan) and establishes certain protections from liability under this requirement for “qualified mortgages.” The final rule also implements section 1414 of the Dodd-Frank Act, which limits prepayment penalties. Finally, the final rule requires creditors to retain evidence of compliance with the rule for three years after a covered loan is consummated. This rule became effective January 10, 2014.

Technology Risk Management and Consumer Privacy

Banks are generally expected to prudently manage technology-related risks as part of their comprehensive risk management policies by identifying, measuring, monitoring and controlling risks associated with the use of technology. Under Section 501 of the Gramm-Leach-Bliley Act, the federal banking agencies have established appropriate standards for financial institutions regarding the implementation of safeguards to ensure the security and confidentiality of customer records and information, protection against any anticipated threats or hazards to the security or integrity of such records and protection against unauthorized access to or use of such records or information in a way that could result in substantial harm or inconvenience to a customer. Among other matters, the rules require each bank to implement a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information.

Under the Gramm-Leach-Bliley Act, a financial institution must also provide its customers with a notice of privacy policies and practices. Section 502 prohibits a financial institution from disclosing nonpublic personal information about a customer to nonaffiliated third parties unless the institution satisfies various notice and opt-out requirements and the customer has not elected to opt out of the disclosure. All banks are also required to develop initial and annual privacy notices which describe in general terms the bank’s information sharing practices. Banks that share nonpublic personal information about customers with nonaffiliated third parties must also provide customers with an opt-out notice and a reasonable period of time for the customer to opt out of any such disclosure (with certain exceptions). Limitations are placed on the extent to which a bank can disclose an account number or access code for credit card, deposit or transaction accounts to any nonaffiliated third party for use in marketing.
UDAP and UDAAP

Recently, banking regulatory agencies have increasingly used a general consumer protection statute to address “unethical” or otherwise “bad” business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act, referred to as the FTC Act, which is the primary federal law that prohibits unfair or deceptive acts or practices, referred to as UDAP, and unfair methods of competition in or affecting commerce. “Unjustified consumer injury” is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with UDAP laws and regulations. However, UDAP laws and regulations have been expanded under the Dodd-Frank Act to apply to “unfair, deceptive or abusive acts or practices,” referred to as UDAAP, which have been delegated to the CFPB for supervision.

Monitoring and Reporting Suspicious Activity

Under the Bank Secrecy Act (the “BSA”), financial institutions are required to monitor and report unusual or suspicious account activity that might signify money laundering, tax evasion or other criminal activities, as well as transactions involving the transfer or withdrawal of amounts in excess of prescribed limits. The BSA is sometimes referred to as an “anti-money laundering” law (“AML”). Several AML acts, including provisions in Title III of the USA PATRIOT Act of 2001, have been enacted up to the present to amend the BSA. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with financial institutions and foreign customers. Under the USA PATRIOT Act, financial institutions are also required to establish anti-money laundering programs. The USA PATRIOT Act sets forth minimum standards for these programs, including:

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

In addition, under the USA PATRIOT Act, the Secretary of the U.S. Department of the Treasury (the “Treasury”), has adopted rules addressing a number of related issues, including increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to violate the privacy provisions of the Gramm-Leach-Bliley Act that are discussed below. Finally, under the regulations of the Office of Foreign Asset Control (the “OFAC”), we are required to monitor and block transactions with certain “specially designated nationals” who OFAC has determined pose a risk to U.S. national security.

The Sarbanes-Oxley Act

The Sarbanes-Oxley Act mandates for public companies, such as Atlantic Capital following the merger, a variety of reforms intended to address corporate and accounting fraud and provides for the establishment of the Public Company Accounting Oversight Board (the “PCAOB”), which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. The Sarbanes-Oxley Act imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. The law also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement, and increases the oversight and authority of audit committees of publicly traded companies.

INFORMATION ABOUT ATLANTIC CAPITAL

This summary highlights specific information contained elsewhere in this joint proxy statement/prospectus. Since this is a summary, it does not contain all of the information that is important to your investment decision. Therefore, you should read carefully the more detailed information set forth in this joint proxy statement/prospectus before making a decision whether to vote for the merger, including the “Risk Factors” section beginning on page [●] of this joint proxy statement/prospectus and Atlantic Capital’s consolidated financial statements and their related notes beginning on page F-1 of this joint proxy statement/prospectus. Unless otherwise indicated or as the context requires, all references in this section to “we,” “us” and our” refer to Atlantic Capital and Atlantic Capital Bank or the Surviving Bank, as appropriate.

Background

Atlantic Capital Bancshares, Inc. serves as the bank holding company for Atlantic Capital Bank, which commenced operations on May 15, 2007. Atlantic Capital Bank operates as a full service, locally-managed commercial bank headquartered in Atlanta, Georgia and is focused on the primary geographic markets of Metropolitan Atlanta, the State of Georgia and the southeastern United States.

We provide a competitive array of credit, treasury management, and deposit products and services to emerging growth businesses, middle market corporations, commercial real estate developers and investors, and private clients.

Our Business Strategy

We believe that the banking needs of emerging growth companies, middle market companies, commercial real estate developers, their principals, investors and other private clients have become increasingly sophisticated. These needs generally include corporate lending services, real estate financing services and private financial services. We also believe that the continued consolidation and recent disruptions in the banking industry have left these sectors underserved, particularly in Metropolitan Atlanta, creating the need for the sophisticated banking services that we offer in the form of a well-capitalized and stable institution. Our objective is to be a leading southeastern middle market corporate, business, and private bank.

Our banking model combines the reliability and lending power of traditional institutions with industry-leading technology, flexibility and bankers with significant expertise in our market. We complement our strategic focus and experienced management team with a significant capital base that we believe allows us to compete effectively with larger, more established national and regional banks, as well as the smaller community banks operating in the Metropolitan Atlanta market. Since commencing operations in May 2007, we believe our performance reflects superior credit underwriting and prudent growth in a market characterized by favorable long-term demographic characteristics. We also believe that we will continue to have success attracting new clients and key employees while some of our competitors are unable or unwilling to fully serve our target market.

We also recruit highly experienced bankers or teams of banking professionals in Metropolitan Atlanta and other attractive southeastern markets and selectively pursue acquisitions of banks with similar business models. We also continuously evaluate the efficiency of our operations and the impact of technological developments in products and services on traditional banking operations. We expect these initiatives will increase our opportunities to serve existing and new clients in Metropolitan Atlanta and expand into new southeastern markets. Our level of capitalization, superior asset quality and experienced management team allow us to pursue these opportunities.

Our Progress

We have leveraged the significant experience, relationships and hard work of our bankers and senior management team, as well as our directors and shareholders, to build a strong client base since commencing operations in May 2007. Our total outstanding loans net of deferred and other unearned income equaled $1.0 billion and our total loan commitments equaled $401.8 million as of December 31, 2014, compared to $817.0 million and $344.6 million, respectively, as of December 31, 2013. As of December 31, 2014, approximately 50% of our loan portfolio consisted of loans from our corporate and business banking clients, 5% from our private banking clients, 31% from our commercial real estate finance clients, and 3% from our specialty corporate financial services clients. We believe the pace of progress and the development of our loan portfolio have been prudent in a challenging economic environment.

An important aspect of our business plan is hiring experienced client managers and risk officers to build a credit culture that values prudent growth and superior credit quality. We believe that these bankers have worked together to mitigate the risk in our loan portfolio from origination through collection. As of December 31, 2014, our allowance for loan losses equaled $11.4 million, or 1.10% of our total outstanding loans, which reflects estimates for potential losses, notwithstanding our relatively short operating history. In addition, as of and for the year ended December 31, 2014, we had no loans more than 90 days past due, no nonaccrual loans, no charge offs and $1.5 million in OREO.

We have also established a broad base of deposits which highlights our diverse product line, competitive rates and premier services. As of December 31, 2014, 24% of our total deposits were comprised of deposits our corporate and business banking group, 18% from our private banking group, 11% from our commercial real estate finance group, and 36% from our specialty corporate financial services group.

Our Competitive Strengths

We enjoy a number of important competitive strengths that we believe will drive our success and differentiate us from our competitors.

Market Focus

We believe that emerging growth businesses, middle market companies, commercial real estate developers, their principals, investors and other private clients are often unable to have all of their banking needs met by large financial institutions or small community banks. We are designed to provide the consistency of attention, local leadership and necessary decision-making authority that large financial institutions often lack. We also offer the sophisticated products, capital and expertise required by these clients that are typically absent from small community banks. Every aspect of Atlantic Capital is focused on serving our target market’s unique and complex needs.

Experienced Bankers

Our bankers average over 25 years of banking industry experience, with a primary focus on serving Metropolitan Atlanta. We have attracted seasoned senior bankers who have enjoyed successful careers at one or more of our large national competitors and who understand and believe in our strategy and target market focus. Our bankers offer sophisticated advice, a deep knowledge of the client’s business and of the local market as well as personalized client service. We believe that our banking team’s highly-tailored focus and significant personal network, along with their substantial decision-making authority and our streamlined credit process, enable us to offer services and products to our target market more effectively and efficiently than our competitors.

Flexible, Client-Focused Technology

As a 2007 de novo bank, we were not tied to legacy technology that can burden other financial institutions. We developed our operating platform from a complete array of market-leading third-party technologies built specifically to serve the banking needs of our target markets. Our technology solutions, in particular our treasury services, are designed to improve a client’s “backroom” efficiency by allowing the client to process a variety of banking transactions utilizing our comprehensive online options.

Capitalization

One of our objectives is to maintain a strong level of capitalization. As of December 31, 2014, our Tier 1 leverage ratio was 10.7%, compared to a regulatory minimum for a well-capitalized institution of 5.0%. Our capital level ensures our strategic flexibility to pursue acquisitions, banking team lift-outs and line of business extensions on an opportunistic basis.

Credit Culture Designed to Yield Superior Asset Quality

We believe that maintaining superior asset quality allows us to remain focused on acquiring new clients and providing attentive service to current clients. As of and for the year ended December 31, 2014, we had no loans more than 90 days past due, no nonperforming assets, no loan charge-offs and $1.5 million in OREO. Although we have a relatively short operating history, we believe we are building superior credit quality through our focus on client segments which have been resilient in times of economic stress, our careful borrower selection and thorough credit underwriting and our disciplined portfolio management.

Our Products and Services

We provide credit, treasury management, and depository services to emerging growth businesses, middle market corporations, commercial real estate developers and investors, and private clients through corporate and business banking, commercial real estate finance, specialty corporate financial services, and private banking teams.

Corporate and Business Banking

We focus our corporate and business banking activities on the complex needs of emerging growth businesses and middle market companies. We address the needs of our corporate and business banking clients with experienced bankers and advanced treasury management services technology. We offer a full suite of corporate and business banking credit products to fund a client’s strategic growth, capital expenditures, working capital requirements and strategic corporate finance activities. Our solutions include working capital and equipment loans, loans supported by owner-occupied real estate and strategic corporate financing funded through revolving lines of credit, term loans and letters of credit.

The terms of our corporate and business banking loans vary by purpose and by the underlying collateral, if any. The vast majority of these loans are secured by assets of the borrower; however, we periodically make unsecured loans to our most creditworthy clients when circumstances support such activity. Loans to support working capital typically have terms not exceeding one year and are usually fully-secured by accounts receivable and inventory, as well as by personal guarantees of the principals or owners of the business. For loans secured by accounts receivable or inventory, the principal balance is repaid as the assets securing the loan are converted into cash. For loans secured with other types of collateral, the principal balance generally amortizes over the term of the loan. The quality of the corporate borrower’s management and its ability to both properly evaluate and respond to changes affecting its business operations and operating environment are significant factors we evaluate with respect to a commercial borrower’s creditworthiness. Our individual loan commitments are also well diversified, with approximately 28% of our corporate and business banking commitments coming from individual commitments of less than $3 million each, 51% coming from individual commitments between $3 million and $10 million each, and 21% coming from individual commitments of $10 million or more each as of December 31, 2014.

Our corporate and business banking clients represent a variety of industry sectors, including industrial and manufacturing, financial services, business services, not-for-profit, consumer service and retail. We believe middle market companies across a wide range of industries could benefit from our approach to banking. We intend to continue diversifying our client base across industries as a way to diversify our loan portfolio risk, gain market presence and leverage the industry experience of our corporate and business banking team. We also intend to further expand our corporate and business banking client base by cross-selling our services to clients of our deposit and treasury services and by soliciting relationships with new clients and capitalizing on prospective clients eager to explore new banking relationships. Moreover, we seek to become the primary banking relationship for our clients by remaining intensely focused on serving their needs. To achieve this position, we focus on providing significant expertise and capability to execute transactions, a deep understanding of our client’s business and banking needs and attentive care from senior and experienced bankers that a client might not obtain from larger banking institutions. Our objective is to continue to attract clients where we can be a critical banking services provider and valued financial partner.

Private Banking

Our private banking business team focuses on serving the banking needs of professional firms throughout metropolitan Atlanta, the principals of our corporate and commercial real estate clients, our shareholders and other private clients. We believe that our sophisticated and highly personalized approach to private banking has been successful as our clients expect to “know their banker.” Our private banking services include personal credit products, an array of checking and savings products and online and mobile banking services.

Our private banking team had $56.2 million in outstanding loans as of December 31, 2014. Our private banking services credit products include loans to individuals for personal and investment purposes, such as secured installment and term loans and home equity lines of credit. Repayment of these loans is often primarily dependent upon the borrower’s financial profile and is more likely to be adversely affected by personal hardships as compared to other types of loans. Our loan officers review a borrower’s credit and debt history, past income levels and cash flow and determine the impact of all these factors on the ability of the borrower to make future payments. Our home equity line of credit portfolio represented, as of December 31, 2014, $28.5 million of loan balances, or approximately 27% of the total loan portfolio. Home equity lines of credit are underwritten based upon the borrower’s credit profile and perceived ability to repay the entirety of the obligation.

Commercial Real Estate Finance

Our commercial real estate team is highly focused on a select group of clients characterized by superior financial resources and long industry experience. Our approach seeks to make loans to the highest quality clients, and contributes to our visibility and reputation in the marketplace and our ability to attract similar clients. Moreover, we believe our focus on “top-tier” clients presents us with opportunities involving larger average loan amounts, enabling us to achieve desired commercial real estate loan production with a relatively smaller team of experienced bankers.

Our primary commercial real estate loan types include secured construction loans, secured mini-permanent loans and, less frequently, secured or unsecured lines of credit. A large majority of our commercial real estate loan portfolio is secured by a first mortgage security interest in the property financed. We occasionally extend unsecured credit to public real estate investment trusts and to certain other commercial real estate clients, which we believe to have exceptional credit quality. We focus almost exclusively on providing loans for our core commercial real estate property types: multifamily (primarily for-rent) housing, office, industrial and retail properties.

In keeping with our “top-tier” client strategy, virtually all of our commercial real estate customers are domiciled in Metropolitan Atlanta. Since the majority of our clients are located in Metropolitan Atlanta, the largest proportion of our commercial real estate collateral is located in this market. We have occasionally extended credit to select clients in markets outside of Atlanta and expect to continue to do this in certain circumstances.

The majority of our total commercial real estate loans outstanding, as of December 31, 2014, have been used to finance stabilized income producing assets of our borrowers. We have also extended a smaller percentage of loans for construction and development purposes and lines of credit. We seek to actively manage and balance our commercial real estate loan portfolio across various property types to assure appropriate diversification and to manage our exposure to market conditions. We have arranged and participated in syndicated commercial real estate loans to diversify and mitigate our loan concentration risk and to support our loan growth goals, and we may continue both in the future. Overall, our goal is to maintain frequent contact with our borrowers and, through that contact, build a deep understanding of each client’s business strategy, property status and overall financial strength and flexibility.

Specialty Corporate Financial Services

Our specialty corporate financial services team provides treasury management services, payments industry banking, financial institutions banking, capital markets services, and specialty commercial loans to emerging growth businesses, middle market corporations, payroll companies, and other banks on a selected basis in the southeastern U.S. and nationally.

Corporate treasury management services are designed to facilitate domestic and international collection and disbursement of client funds with real time online execution and reporting capabilities. We believe our services are competitive with those offered by large regional and national competitors. Our corporate treasury management professionals are highly experienced and provide expert advice to our clients.

We offer electronic payments services to payroll companies and other high transaction volume clients through the FedWire and Automated Clearing House (ACH) systems. These services generate substantial fee income and demand deposit balances for us. We use sophisticated systems capabilities and the expertise of our people to process high transaction volumes and manage and monitor risks associated with this activity.

Other financial institutions throughout the southeastern U.S. maintain money market deposit accounts with us to earn a higher return than that available on other short term investment or on balances at the Federal Reserve Bank. Our strong capitalization levels and superior credit quality have helped other banks be comfortable with large dollar amounts on deposit with us.

We provide targeted capital markets services, principally interest rate protection and foreign exchange, to our business and corporate clients, and loan sales and syndications to our bank clients. Spot and forward foreign exchange transactions are provided through third parties on a private label basis. Interest rate swaps are offered to our clients to hedge interest rate exposure on loans and are fully hedged on our books with mirror transactions with other financial institutions.

Specialty commercial loans consist of Small Business Administration (SBA) and franchise program loans. We offer these loans to small businesses and franchisees across a wide range of industries in the southeast and nationally with a dedicated team of bankers with expertise in these specialized forms of lending.

Credit Risk Management

Overview

We offer a full range of lending products, including commercial loans to emerging growth and middle market companies, commercial real estate related loans and loans to individuals. We have a strong credit culture in which soundness of our portfolio is the highest priority. We do not engage in sub-prime or similar high-risk lending programs. In addition, prior to commencing banking operations in May 2007, our strategy, based on then-current market conditions, did not include pursuing single family residential acquisition and development or single family construction loans, other than owner-occupied consumer loans where the primary source of repayment is the cash flow of the owner. Our credit process is built on the partnership between experienced client managers and risk officers. While these experienced bankers work as a team to build and maintain a sound credit portfolio, only our risk officers have credit approval authority. We believe that our active portfolio management should provide an early warning of potential weaknesses. During our limited operating history, our credit quality has been superior, and as of December 31, 2014, we had no loans more than 90 days past due, no nonaccrual loans, no charge-offs and $1.5 million in OREO. We believe that our credit culture, including our underlying policies and procedures, should result in above average credit quality.

Loan Approval and Review

The credit committee of our board of directors has delegated broad credit authority to our chief executive officer and our chief risk officer. The chief executive officer and chief risk officer may individually approve transactions based on the credit authority granted by the credit committee but with respect to relationships where our total exposure exceeds this authorized level joint approval is required. The chief risk officer delegates new exposure credit authority, as appropriate, within the risk management organization and to the line of business managers. Loan originations and renewals are approved through these delegated authorities. We do not make loans to any of our directors or executive officers unless the board of directors (excluding any interested party) approves the loan, and the terms of the loan are no more favorable to such director or executive officer than would be available to a comparable borrower.

Lending Limits

Our lending activities are subject to a variety of lending limits. National banking regulations, which will apply to the Surviving Bank following consummation of the merger, provide that no loan relationship may exceed 15% of a bank’s Tier 1 capital. Internal “house limits” apply based on the credit grade of a loan. Borrowing relationships in excess of house limits are approved by an officer with sufficient authority, typically the chief risk officer. In addition, regulatory requirements limit our credit exposure to any one borrower and its related interests based on either:

•	15% of Atlantic Capital’s capital and surplus; or

•	25% of Atlantic Capital’s capital and surplus if all of our exposure to that client and its related interests is secured by appropriately valued and margined collateral.

The dollar amount of these legal limits may increase or decrease as our capital increases or decreases as a result of earnings or losses, among other reasons. As of December 31, 2014, these amounts approximated $20.0 million and $33.3 million, respectively.

Our credit grading methodology utilizes a dual-grade system similar to the grading systems of other large financial institutions. We believe that our credit grading system provides a sophisticated view of both the likelihood of a future default and the loss that would occur if the borrower defaults under the terms of their loan agreement. Under our grading methodology, we evaluate both:

•	the “obligor,” including the borrower’s (and any guarantor’s) credit quality; and

•	the “facility,” including the facility’s structure and collateral.

Generally, we grade a relevant facility based on the type of collateral and the advance rate against the collateral. Our highest rated facilities are typically secured by liquid collateral or low advance rate real estate, which we believe will provide an appropriate margin of safety against loss. Facility ratings decrease from that point if they are secured by appropriately margined real estate or equipment or working capital assets secured by a borrowing base. Our lowest rated facilities are unsecured, have blanket liens or are secured by collateral with a high advance rate.

Our risk officers monitor and evaluate the credit quality of our outstanding loans utilizing the grading methodology described above. We monitor any changes in the credit quality of our borrowers in addition to monitoring collateral for changes in value or liquidity. Credit ratings are updated periodically based on our risk officers’ portfolio management reviews. Additionally, an independent, outside loan review function provides periodic reviews of our portfolio management and credit grading activities, and the credit committee of the board of directors receives a quarterly update on all aspects of our credit portfolio. In addition to ongoing portfolio management activities, we identify loans that are at risk of becoming problematic as “watch list” credits. Management reviews watch list credits with the appropriate client manager and risk officer at least monthly. As of December 31, 2014, we had ten credit relationships on our watch list totaling $26 million. Our allowance for loan losses equaled $11.4 million, or 1.10%, of our total outstanding loans as of December 31, 2014. In addition, as of and for the year ended December 31, 2014, we had no loans more than 90 days past due, no nonaccrual loans, no charge-offs and $1.5 million in OREO.

Competition and Market Area

As of December 31, 2014, there were approximately 88 banks and thrifts operating in Metropolitan Atlanta. We believe the large national, super-regional and regional banks are our primary competitors. Currently, these primary competitors are SunTrust Banks, Inc., Wells Fargo & Company and Bank of America Corporation. However, we believe that these large banks often lack the consistency of decision-making authority and local focus necessary to provide superior service to our target markets. Conversely, smaller community banks typically lack the sophisticated products, capital and management experience to provide full service to our target markets. Through our local ownership, experienced management team and broad line of products and services, we believe we efficiently provide clients with loan, deposit and other financial products tailored to fit their specific needs.

Moreover, the financial services industry has experienced significant consolidation which, when coupled with the recent market disruption, has resulted in reduced current activity levels of several large national and regional banks as well as numerous smaller banks in our primary service market. We believe this consolidation and disruption has left an attractive void in the Metropolitan Atlanta market as these banks focus on significant integration issues, repairing their capitalization and disposing their problem assets. Similarly, we believe that many of our smaller competitor community banks are currently unable or unwilling to focus on the banking needs of our target market as they struggle with the repercussions of the turmoil in the residential real estate market. In the face of this market disruption and the struggles of our competitors, we have been focused on building scale to take advantage of these changes.

We do not believe we are dependent on any one or any several customers or types of business whose loss would have a material adverse effect on us.

Offices

We are located at 3280 Peachtree Road NE, Atlanta, Georgia 30305 in the Terminus 100 Building at the corner of Peachtree Road and Piedmont Road. Atlantic Capital operates one branch located in Suite 190, adjacent to our corporate office building. We also maintain an operations center at nearby Piedmont Center at 3525 Piedmont Road, Building 7 Suite 510, Atlanta, Georgia 30305. Each of these facilities is leased from a third party subject to a long-term lease that expires in 2017.

Employees

As of December 31, 2014, we employed 106 individuals (all of whom were full-time equivalent employees). Each of our employees is also an employee of Atlantic Capital Bank. We are not a party to a collective bargaining agreement, and we consider our relations with employees to be good.

Legal Proceedings

In the ordinary course of our business, we are involved in routine litigation and various legal proceedings related to our operations.

On April 15, 2015, Robert Knutson, a purported shareholder of First Security, filed a lawsuit seeking to assert claims on behalf of a class of all First Security shareholders. The lawsuit was filed in the Chancery Court for Hamilton County, Tennessee, Eleventh Judicial District at Chattanooga and is styled Robert Knutson, on behalf of himself and others similarly situated, Plaintiffs, v. First Security Group, Inc., et al., Case Number 15-0212 (the “Knutson Action”). The Knutson Action names First Security, the members of the First Security Board (the “Individual Defendants”), as well as Atlantic Capital, as Defendants. The complaint alleges that the First Security Board used a flawed sales process, that the consideration for the proposed transaction with Atlantic Capital is inadequate to shareholders of First Security, and that the Individual Defendants have placed their own interests ahead of the interests of First Security shareholders. The complaint in the Knutson Action contains a claim against the Individual Defendants for breach of fiduciary duty and a claim against First Security and Atlantic Capital for aiding and abetting those breaches by the Individual Defendants. The complaint seeks, among other relief (1) a finding that the action is properly maintainable as a class action, (2) a finding that the Individual Defendants breached their fiduciary duties, (3) an injunction preventing the Defendants from proceeding with transaction (or rescinding the transaction), (4) a demand for a jury trial, and (5) unspecified money damages. No motions to certify the class or for injunctive relief have been filed and the Defendants intend to vigorously defend against the claims asserted in the Knutson Action.

On April 24, 2015, Patrick Meade, a purported shareholder of First Security, filed a second lawsuit seeking to assert claims on behalf of a class of all First Security shareholders. The lawsuit was filed in the Chancery Court for Hamilton County, Tennessee, Eleventh Judicial District at Chattanooga and is styled Patrick Meade, on behalf of himself and others similarly situated, Plaintiffs, v. David Michael Kramer, et al., Case Number 15-0233 (the “Meade Action”). The Meade Action names First Security, FSGBank, the Individual Defendants, Atlantic Capital and Atlantic Capital Bank as Defendants. The complaint alleges that the First Security Board used a flawed sales process, that the consideration for the proposed transaction is inadequate to shareholders of First Security, and that the Individual Defendants have placed their own interests ahead of the interests of First Security shareholders. The complaint in the Meade Action contains a claim against the Individual Defendants for breach of fiduciary duty and a claim against Atlantic Capital and Atlantic Capital Bank for aiding and abetting those breaches by the Individual Defendants. The complaint seeks, among other relief (1) a finding that the action is properly maintainable as a class action, (2) an injunction preventing the Defendants from proceeding with transaction (or rescinding the transaction), (3) a demand for a jury trial, and (4) unspecified money damages, including the costs of bringing the Meade Action. No motions to certify the class or for injunctive relief have been filed and the Defendants intend to vigorously defend against the claims asserted in the Meade Action.

The parties jointly moved to consolidate the Knutson Action and Meade Action for all purposes. On June 1, 2015, the Chancery Court entered an order consolidating the Knutson Action and the Meade Action under the caption In re First Security Group, Inc. Stockholder Litigation, Case No. 15-0212. On June 25, 2015, the plaintiffs filed an amended and consolidated class action complaint in the Chancery Court for Hamilton County, Chattanooga. The amended complaint repeats many of the same allegations of the original complaints but also makes additional allegations with respect to disclosures contained in this joint proxy statement/prospectus. On July 24, 2015, the defendants filed motions to dismiss the amended complaint.

On August 25, 2015, First Security, Atlantic Capital and the other named defendants entered into a Memorandum of Understanding (the “MOU”) regarding the settlement of the above-described lawsuits. The MOU agreed on the terms of a settlement of the lawsuits, including the dismissal with prejudice of the suit captioned In re First Security Group, Inc. Stockholder Litigation and a release of all claims that were made or could have been made therein against all of the defendants. The proposed settlement is conditioned upon, among other things, consummation of the merger, the execution of an appropriate stipulation of settlement, and final approval of the proposed settlement by the Chancery Court for Hamilton County, Tennessee. In addition, in connection with the settlement and as provided in the MOU, the parties contemplate that plaintiffs’ counsel will seek an award of attorneys’ fees and expenses as part of the settlement. There can be no assurance that the merger will be consummated, that the parties ultimately will enter into a stipulation of settlement, or that the court will approve the settlement even if the parties enter into such stipulation. If the settlement conditions are not met, the proposed settlement as contemplated by the MOU would become void. The settlement will not affect the amount of the merger consideration that First Security shareholders are entitled to receive in the merger.

The defendants deny all fault or liability and deny that they have committed any unlawful or wrongful act alleged in the lawsuits or otherwise in relation to the merger. The defendants have agreed to the terms of the proposed settlement described above solely to avoid the substantial burden, expense, risk, uncertainty, inconvenience and distraction of continued litigation, including the risk of delaying or adversely affecting the merger.

Intellectual Property

Atlantic Capital utilizes the ownership rights to two registered trademarks with the United States Patent and Trademark Office for the protection of “ATLANTIC CAPITAL BANK” in the company’s respective colors and fonts. Atlantic Capital also utilizes the website domain of atlanticcapitalbank.com.

Government Regulation

See “Supervision and Regulation” beginning on page [●] of this joint proxy statement/prospectus for a discussion of the effect of government regulation on the business of Atlantic Capital, Atlantic Capital Bank and the Surviving Bank.

Subsidiaries

Atlantic Capital Bank is the sole subsidiary of Atlantic Capital. Atlantic Capital Bank also has a wholly-owned subsidiary that holds and disposes of Atlantic Capital Bank’s real estate owned. This subsidiary is incorporated or organized under the laws of the State of Georgia.

Corporate Information

Atlantic Capital was incorporated as a Georgia corporation on October 2, 2006. Atlantic Capital conducts its banking business through its wholly-owned subsidiary Atlantic Capital Bank, a Georgia state bank. Atlantic Capital is registered with the Federal Reserve under the BHCA and the bank holding company laws of Georgia. The phone number for Atlantic Capital’s corporate offices is (404) 995-6050 and Atlantic Capital’s website is http://atlanticcapitalbank.com. Information contained on Atlantic Capital’s website is not incorporated into this joint proxy statement/prospectus. We operate as one segment and provide an annual report, including audited financial statements, to each of our shareholders.

ATLANTIC CAPITAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2014, 2013, and 2012

Management’s discussion and analysis of earnings and related financial data is presented to assist in understanding the financial condition and results of operations of Atlantic Capital Bancshares, Inc. and its subsidiaries. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this joint proxy statement/prospectus. Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform to statement presentations for 2014, the reclassifications have no material effect on shareholders’ equity or net income as previously reported. Unless otherwise noted, for purposes of this section, “Atlantic Capital” refers to the consolidated financial position and consolidated results of operations for Atlantic Capital Bancshares, Inc. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●] of this joint proxy statement/prospectus.

Table 1—Financial Highlights

(in thousands, except per share data)	2014	2013	2012	2011	2010
INCOME SUMMARY
Interest income	$36,542	$32,537	$30,933	$29,682	$28,213
Interest expense	3,449	3,615	4,196	4,991	5,992

Net interest income	33,093	28,922	26,737	24,691	22,221
Provision for loan losses	488	246	(1,322)	7,144	2,813

Net interest income after provision for loan losses	32,605	28,676	28,059	17,547	19,408
Noninterest income	5,342	3,875	2,888	2,797	1,579
Noninterest expense	26,574	24,893	21,768	17,643	17,556

Income before income taxes	11,373	7,658	9,179	2,701	3,431
Income tax expense (benefit)	3,857	2,515	3,248	1,009	(8,607)

Net income	$7,516	$5,143	$5,931	$1,692	$12,038

PER SHARE DATA
Basic earnings per share	$.56	$.38	$.44	$.13	$.91
Diluted earnings per share	.55	.38	.44	.13	.91
Cash dividends declared	—	—	—	—	—
Book value	10.48	9.77	9.57	9.09	8.94
Tangible book value(1)	10.41	9.77	9.57	9.09	8.94

PERFORMANCE MEASURES
Return on average equity	5.46%	3.96%	4.79%	1.40%	11.09%
Return on average assets	.60	.46	.58	.20	1.57
Net interest margin	2.85	2.75	2.75	2.99	2.93
Efficiency ratio	69.14	75.90	73.48	64.18	73.76
Equity to assets	10.71	10.67	10.65	11.81	14.07

ASSET QUALITY
Non-performing loans	$—	$2,954	$3,668	$5,500	$86
Foreclosed properties	1,531	1,531	1,531	1,775	1,775

Total non-performing assets (NPAs)	$1,531	$4,485	$5,199	$7,275	$1,861

Allowance for loan losses	11,421	10,815	10,736	9,731	11,929
Net charge-offs	(118)	167	(2,327)	9,342	1,412
Allowance for loan losses to loans	1.10%	1.32%	1.44%	1.39%	1.83%
Net charge-offs to average loans	(.01)	.02	(.32)	1.43	.23
NPAs to total assets	.12	.36	.43	.71	.22

(in thousands, except per share data)	2014	2013	2012	2011	2010
AVERAGE BALANCES
Loans and loans held for sale	$918,959	$793,505	$730,129	$654,603	$601,834
Investment securities	143,727	147,323	132,389	96,513	91,353
Earning assets	1,159,759	1,053,341	971,084	826,905	757,773
Total assets	1,227,230	1,118,527	1,028,155	857,619	767,376
Deposits	983,772	935,469	859,255	709,606	615,494
Shareholders’ equity	135,687	129,853	123,795	120,509	108,534
Number of common shares—basic	13,445,122	13,420,599	13,375,016	13,259,357	13,261,038
Number of common shares—diluted	13,641,882	13,531,952	13,408,443	13,259,360	13,261,038

AT PERIOD END
Loans and loans held for sale	$1,039,713	$817,002	$810,745	$700,562	$652,577
Investment securities	133,437	145,743	127,751	125,361	91,241
Total assets	1,314,859	1,229,392	1,202,522	1,021,028	842,371
Deposits	1,105,845	1,081,153	1,025,811	874,379	690,861
Shareholders’ equity	140,929	131,235	128,084	120,573	118,516
Number of common shares outstanding	13,453,820	13,426,489	13,380,301	13,259,357	13,260,938

(1)	Excludes effect of servicing asset intangibles.

Critical Accounting Policies

The accounting and reporting policies of Atlantic Capital are in accordance with GAAP and conform to general practices within the banking industry. Atlantic Capital’s financial position and results of operations are affected by management’s application of accounting policies, including judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in Atlantic Capital’s consolidated financial position and/or consolidated results of operations. The more critical accounting and reporting policies include Atlantic Capital’s accounting for the allowance for loan losses, fair value measurements, and income tax related items. Significant accounting policies are discussed in Note 1 of the audited consolidated financial statements.

The following is a summary of Atlantic Capital’s critical accounting policies that are material to the consolidated financial statements and are highly dependent on estimates and assumptions.

Allowance for loan losses. The allowance for loan losses (ALL) is management’s estimate of probable credit losses inherent in Atlantic Capital’s loan portfolio at the balance sheet date. Atlantic Capital determines the allowance for loan losses based on an ongoing estimation process. This estimation process is inherently subjective, as it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans and losses incurred as of the balance sheet date in Atlantic Capital’s loan portfolio. Those estimates may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The allowance is the accumulation of various components that are calculated based on an independent estimation process. All components of the allowance for loan losses represent estimates based on data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends, peer analysis, recent loan loss experience, collateral type, loan volumes, seasoning of the loan portfolio, economic conditions, and the findings of internal credit quality assessments and results from external bank regulatory examinations.

While management uses the best information available to establish the allowance for loan losses, future adjustments may become necessary if conditions differ substantially from the assumptions used in making the estimates. In addition, regulatory examiners may require adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Such adjustments to original estimates, as necessary, are made and reflected in the financial results in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Management continuously monitors and actively manages the credit quality of the entire loan portfolio and recognizes provision expense to maintain the allowance at an appropriate level. Specific allowances for impaired loans are determined by analyzing estimated cash flows discounted at a loan’s original rate or collateral values in situations where Atlantic Capital believes repayment is dependent on collateral liquidation.

Management considers the established ALL adequate to absorb losses that relate to loans outstanding at December 31, 2014, although future additions may be necessary based on changes in economic conditions, collateral values, erosion of the borrower’s access to liquidity and other factors. If the financial condition of borrowers were to deteriorate, resulting in an impairment of their ability to make payments, Atlantic Capital’s estimates would be updated and additions to the ALL may be required.

Fair value measurements. Atlantic Capital’s impaired loans and foreclosed assets may be measured and carried at fair value, the determination of which requires management to make assumptions, estimates and judgments. At December 31, 2014, the percentage of total assets measured at fair value was 10%, which is primarily securities available-for-sale. See Note 14 “Fair Value” in the consolidated financial statements for additional disclosures regarding the fair value of our assets and liabilities.

When a loan is considered individually impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. In addition, foreclosed assets are carried at the lower of cost, fair value, less cost to sell, or listed selling price less cost to sell, following foreclosure. Fair value is defined by GAAP “as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.” GAAP further defines an “orderly transaction” as “a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets. It is not a forced transaction (for example, a forced liquidation or distress sale).” Although management believes its processes for determining the value of impaired loans and foreclosed properties are appropriate and allow Atlantic Capital to arrive at a fair value, the processes require management judgment and assumptions and the value of such assets at the time they are revalued or divested may be significantly different from management’s determination of fair value. In addition, because of subjectivity in fair value determinations, there may be grounds for differences in opinions, which may result in disagreements between management and Atlantic Capital Bank’s regulators, disagreements which could cause Atlantic Capital Bank to change its judgments about fair value.

The fair values for available-for-sale securities are generally based upon quoted market prices or observable market prices for similar instruments. Atlantic Capital utilizes a third-party pricing service to assist with determining the fair value of its securities portfolio. The pricing service uses observable inputs when available including benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids and offers. These values take into account recent market activity as well as other market observable data such as interest rate, spread and prepayment information. When market observable data is not available, which generally occurs due to the lack of liquidity for certain securities, the valuation of the security is subjective and may involve substantial judgment by management. As of December 31, 2014, Atlantic Capital had no available-for-sale securities valued using unobservable inputs. Atlantic Capital periodically reviews available-for-sale securities that are in an unrealized loss position to determine whether other-than-temporary impairment exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost-basis. The primary factors Atlantic Capital considers in determining whether impairment is other-than-temporary are long term expectations and recent experience regarding principal and interest payments, and Atlantic Capital’s ability and intent to hold the security until the amortized cost basis is recovered.

Atlantic Capital uses derivatives primarily to manage interest rate risk. The fair values of derivative financial instruments are determined based on quoted market prices, dealer quotes and pricing models that are primarily sensitive to market observable data.

Income taxes. Atlantic Capital recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies by jurisdiction and entity in making this assessment.

Executive Overview

Atlantic Capital is a bank holding company headquartered in Atlanta, Georgia. Atlantic Capital Bank, a Georgia bank and a wholly owned subsidiary of Atlantic Capital, commenced operations in May 2007. Atlantic Capital Bank provides commercial bank services, focusing primarily on emerging growth and middle market corporations, commercial real estate developers and investors, and the principals of those companies, as well as other private clients.

Financial institutions continue to face challenges resulting from implementation of legislative and governmental reforms to stabilize the financial services industry and provide added consumer protection. In July 2013, bank regulatory agencies approved new global regulatory capital guidelines (Basel III) aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. Atlantic Capital became subject to the requirements of Basel III effective January 1, 2015, subject to a transition period for several aspects of the rule. Table 2 discloses the published minimum and well-capitalized requirements for the transitional period beginning during 2015 and the fully-phased-in requirements that become effective during 2019.

Table 2—Basel III Capital Requirements

	Basel III minimum requirement 2016	Basel III well capitalized 2016	Minimum Capital plus capital conservation buffer 2019
Common equity tier I to risk weighted assets	4.5%	6.5%	7.0%
Tier 1 capital to risk weighted assets	6.0	8.0	8.5
Total capital ratio to risk weighted assets	8.0	10.0	10.5
Leverage ratio	4.0	5.0	NA

Earnings Summary

Net income for the years ended December 31 of 2014, 2013, and 2012 was $7.5 million, $5.1 million, and $5.9 million, respectively. Net income per common share was $0.56, $0.38, and $0.44, respectively. The $2.4 million increase in net income from 2013 to 2014 was primarily due to a $4.2 million increase in net interest income, as well as a $2.2 million increase in SBA lending activities, and was offset by an increase of $1.7 million in noninterest expense. The $788,000 decrease in net income from 2012 to 2013 was due to a $2.5 million increase in salaries and employee benefits resulting from the addition of new banking officers to build capacity for new growth, and a $1.6 million increase in the provision for loan losses compared to a negative provision in 2012. These expenses were partially offset by a $2.2 million increase in net interest income from 2012 to 2013, and a $500,000 gain on sale of other assets in 2013 that did not occur in 2012.

Net interest income increased $4.2 million, or 14%, from $28.9 million in 2013 to $33.1 million in 2014. The yield on interest-earning assets increased by six basis points from 3.09% in 2013 to 3.15% in 2014. The higher net interest margin in 2014 was primarily due to higher loan balances and slightly lower deposit costs. From 2012 to 2013, net interest income increased $2.2 million, or 8%, from $26.7 million to $28.9 million. The yield on interest-earning assets decreased by ten basis points from 3.19% in 2012 to 3.09% in 2013. Net interest margin remained flat at 2.75% from 2012 to 2013, as the rate paid on interest-bearing liabilities declined 11 basis points to offset the decline in the yield on interest-earning assets. See further discussion under “Net Interest Income” and Table 9.

Provision expense increased by $242,000 from $246,000 in 2013 to $488,000 in 2014. The net charge-off ratio improved from 0.02% in 2013 to (0.01)% (net recovery) in 2014 representing a $285,000 decline in net charge-offs. The provision for loan losses increased $1.6 million from 2012 to 2013 due to the negative provision recorded in 2012. See further discussion under “Allowance for Loan Losses” and Table 19.

Noninterest income increased by $1.4 million from $3.9 million in 2013 to $5.3 million in 2014. The most significant components of the increase were a $2.2 million increase in SBA lending activities partially offset by a $500,000 decrease in gains on sales of other assets. Noninterest income increased by $1.0 million from $2.9 million in 2012 to $3.9 million in 2013, primarily due to the $500,000 gain on sales of other assets in 2013 as well as a $165,000 increase in the cash surrender value of bank owned life insurance and a $131,000 increase in service charges. In addition, gains on sales of investment securities were up $140,000 in 2013 compared to 2012. See further discussion under “Noninterest income” and Table 11.

Noninterest expense increased by $1.7 million to $26.6 million in 2014 from $24.9 million during 2013. The most significant component of the increase was a $1.3 million, or 7%, increase in salaries and employee benefits. Noninterest expense increased by $3.1 million to $24.9 million in 2013 from $21.8 million during 2012, primarily due to a $2.5 million increase in salaries and employee benefits as new bankers were added. See further discussion under “Noninterest expense” and Table 12.

Return on average shareholders’ equity and average assets are key measures of earnings performance. Return on average shareholders’ equity for each of the years ended December 31 of 2014, 2013, and 2012 was 5.46%, 3.96%, and 4.79%, respectively. Return on average assets for each of the years ended December 31 of 2014, 2013, and 2012 was 0.60%, 0.46%, and 0.58%, respectively.

Interest-Earning Assets

Interest-earning assets include loans, investment securities and short-term investments, all of which reflect varying interest rates based on the risk level and repricing characteristics of the underlying asset. Riskier investments typically carry a higher interest rate but expose Atlantic Capital to higher levels of market risk.

Atlantic Capital has historically focused on maintaining high-asset quality, which results in a loan portfolio subjected to strenuous underwriting and monitoring procedures and correspondingly tighter credit spreads. The credit department actively monitors loan concentrations to ensure potential risks are identified on a timely basis and managed accordingly.

Average interest-earning assets were $1.2 billion in 2014, up from $1.1 billion in 2013 and $971.1 million in 2012.

The $106.4 million increase in average interest-earning assets from 2013 to 2014 was primarily due to a $125.5 million increase in average loans (including mortgage warehouse loans), partially offset by a $19.9 million decrease in other investments. Commercial loan demand increased in 2014 as the economy continued to improve.

The $82.3 million increase in average interest-earning assets from 2012 to 2013 was primarily due to an increase in average loans (including mortgage warehouse loans) of $63.4 million and an increase in average investment securities of $14.9 million. Average loans increased primarily due to increased loan demand and improving economic conditions. Investment securities increased as excess interest-bearing balances were invested to achieve a higher yield.

Loans. Net loans totaled $1.0 billion at December 31, 2014, an increase of $222.1 million, or 28%, when compared to December 31, 2013. This followed an increase of $70.5 million, or 10%, in net loans from December 31, 2012 to December 31, 2013. The growth in loans in 2014 and 2013 reflected an increase in general loan demand resulting from the improving economy.

Table 3 provides the composition of loans and for the past five years.

Table 3—Loans

(Dollars in thousands)	2014	2013	2012	2011	2010
Commercial loans:
Commercial and industrial	$365,447	$329,651	$272,373	$241,301	$219,807
Commercial real estate	439,071	396,583	392,912	382,911	368,531
Construction and land	82,567	49,101	39,773	34,690	23,418
Mortgage warehouse loans	116,939	8,026	—	—	—

Total commercial loans	1,004,024	783,361	705,058	658,902	611,756

Residential:
Residential mortgages	1,320	—	2,575	2,778	2,889
Home equity	28,464	27,006	32,209	33,785	39,104

Total residential loans	29,784	27,006	34,784	36,563	41,993
Consumer	9,290	8,719	8,931	7,372	905

	1,043,098	819,086	748,773	702,837	654,654
Less net deferred fees and other unearned income	(3,385)	(2,084)	(2,381)	(2,275)	(2,077)
Less allowance for loan losses	(11,421)	(10,815)	(10,736)	(9,731)	(11,929)

Loans held for investment, net	$1,028,292	$806,187	$735,656	$690,831	$640,648

Investment Securities. Investment securities available-for-sale totaled $133.4 million at December 31, 2014, compared to $145.7 million at December 31, 2013 and $127.8 million at December 31, 2012. Available-for-sale securities are reported at fair value and unrealized gains and losses are included as a component of other comprehensive income, net of deferred taxes. As of December 31, 2014, investment securities available-for-sale had a net unrealized gain of $767,000, compared to a net unrealized loss of $2.0 million as of December 31, 2013 and a net unrealized gain of $2.5 million as of December 31, 2012. Market changes in interest rates and spreads will result in temporary unrealized losses as the market price of securities fluctuate. After evaluating the securities with unrealized losses, management concluded that no other than temporary impairment existed as of December 31, 2014.

In an effort to increase earnings in the current rate environment and generate future cash flows to reinvest in earning assets, management increased the portion of the investment portfolio comprised of mortgage-backed securities. These mortgage-backed securities were issued by the U.S. government or government sponsored agencies. At December 31, 2014, mortgage-backed securities comprised 71% of the investment portfolio, compared to 68% as of December 31, 2013 and 74% as of December 31, 2012.

Changes in the amount of Atlantic Capital’s investment securities portfolio result primarily from balance sheet trends, including changes in loans, deposit balances and short-term borrowings. When inflows arising from deposits and short-term borrowings exceed loan demand, Atlantic Capital invests excess funds in the securities portfolio or in short-term investments. Conversely, when loan demand exceeds growth in deposits and short-term borrowings, Atlantic Capital allows interest-bearing balances with other banks to decline and uses proceeds from maturing securities to fund loan demand. Details of investment securities at December 31, 2014, December 31, 2013 and December 31, 2012, are provided in Table 4.

Table 4—Investment Securities Available for Sale

(Dollars in thousands)

	2014				2013				2012
	Amortized Cost	Fair Value	Weighted Average Maturity	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Maturity	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Maturity	Weighted Average Yield
U.S. government agencies
Within 1 year	$362	$364	0.30	2.53%	$—	$—	—	—%	$—	$—	—	—%
1 to 5 years	9,931	9,953	4.08	1.67	2,462	2,510	2.34	1.29	2,758	2,818	3.23	1.42
5 to 10 years	4,972	4,903	5.70	1.86	23,424	21,938	7.39	1.89	7,996	8,013	7.15	1.69

	15,265	15,220	4.51	1.75	25,886	24,448	6.91	1.83	10,754	10,831	6.14	1.62

U.S. states and political subdivisions
Within 1 year	—	—			—	—			1,029	1,034	0.92	1.95
5 to 10 years	1,363	1,530	8.62	3.92	322	316	8.08	2.66	327	345	9.08	2.66
More than 10 years	795	816	8.83	3.75	1,051	1,146	10.08	4.30	1,056	1,274	11.08	4.30

	2,158	2,346	8.72	3.86	1,373	1,462	9.61	3.92	2,412	2,653	6.47	3.08

Trust preferred securities
More than 10 years	4,675	4,200	12.34	1.36	4,650	4,075	13.35	1.36	4,626	4,099	14.37	1.44

	4,675	4,200	12.34	1.36	4,650	4,075	13.35	1.36	4,626	4,099	14.37	1.44

Corporate debt securities
Within 1 year	7,547	7,606	0.62	2.51	—	—	—	—	—	—	—	—
1 to 5 years	8,603	8,722	2.19	2.23	16,502	16,787	2.46	2.39	15,081	15,420	3.35	2.44

	16,150	16,328	1.46	2.36	16,502	16,787	2.46	2.39	15,081	15,420	3.35	2.44

Residential mortgage-backed securities	94,422	95,343	5.03	2.21	99,358	98,971	5.18	2.22	92,379	94,748	3.90	2.27

Total	$132,670	$133,437			$147,769	$145,743			$125,252	$127,751

Interest-Bearing Liabilities

Interest-bearing liabilities include interest-bearing deposits, short-term borrowings and long-term debt. Average interest-bearing liabilities increased $42.0 million, or by 5%, from 2013 to 2014 due primarily to an increase in average borrowed funds. Average interest-bearing liabilities increased by $52.0 million, or by 7%, from 2012 to 2013 due primarily to an increase in NOW and money market accounts. Average interest-bearing deposits decreased by $12.2 million, or by 2%, from 2013 to 2014 due primarily to a decrease in money market balances with other financial institutions. Average interest-bearing deposits increased by $42.4 million, or by 6%, from 2012 to 2013 due primarily to an increase in money market and NOW balances.

Deposits. At December 31, 2014, total deposits totaled $1.11 billion, an increase of $24.7 million since December 31, 2013. Total deposits increased $55.3 million from December 31, 2012 to December 31, 2013. Demand deposits increased $89.8 million during 2014, following an increase of $46.0 million during 2013. Money market deposits decreased $81.1 million from December 31, 2013 to December 31, 2014 and increased $5.7 million from December 31, 2012 to December 31, 2013. Atlantic Capital has focused its deposit growth efforts on the generation of commercial operating business in the form of low cost demand accounts. Table 5 provides deposit balances as of December 31, 2014, December 31, 2013 and December 31, 2012.

Table 5—Deposits

(in thousands)

	December 31,
	2014	2013	2012
Non-interest bearing demand	$320,346	$244,089	$166,626
Interest-bearing checking	91,709	78,185	109,648
Savings	304	235	145
Money market	572,658	653,752	648,060
Time	16,129	16,648	27,280
Brokered and internet	104,699	88,244	74,052

Total deposits	$1,105,845	$1,081,153	$1,025,811

Due to Atlantic Capital’s focus on maintaining a strong liquidity position, core deposit retention remains a key business objective. Atlantic Capital believes that traditional bank deposit products remain an attractive option for many customers, but as economic conditions improve, Atlantic Capital recognizes that its liquidity position could be adversely affected as bank deposits are withdrawn and invested elsewhere. Atlantic Capital’s ability to fund future loan growth is dependent on its success at retaining existing deposits and generating new deposits at a reasonable cost.

Table 6—Maturities of Time Deposits of $250,000 or More

(in thousands)

December 31,
2014
Time deposits maturing in:
Three months or less	$1,014
Over three months through six months	6,295
Over six months through 12 months	5,149
More than 12 months	—

$12,458

Short-Term Borrowings. At December 31, 2014, short-term borrowings totaled $56.5 million compared to zero at December 31, 2013. The increase in short-term borrowings since December 31, 2013, is due to an increase in yearend balances of FHLB advances outstanding. Table 7 provides information on short-term borrowings.

Table 7—Short-Term Borrowings

(in thousands)

	Period-end balance	Period-end weighted average interest rate	Maximum outstanding at any month-end	Weighted average rate for the year
December 31, 2014
FHLB short-term borrowings	$56,517	0.75%	$93,626	0.72%

December 31, 2013
FHLB short-term borrowings	$—	—%	$60,500	1.30%

December 31, 2012
FHLB short-term borrowings	$29,500	1.29%	$36,700	2.62%

Long-term debt. Long-term debt totaled zero at December 31, 2014, compared to $7.84 million at December 31, 2013. The decrease since December 31, 2013 is a result of FHLB advances being classified as short-term at December 31, 2014, due to their maturing within one year. Table 8 provides information on long-term debt.

Table 8—Long-Term Debt

(in thousands)

	December 31,		Maturity Date	Interest Rate
	2014	2013
FHLB advances	$—	$7,837	July 22, 2015	4.30%

	$—	$7,837

Net Interest Income

Net interest income for 2014 totaled $33.1 million, a $4.2 million, or 14%, increase from 2013. Net interest income for 2013 totaled $28.9 million, a $2.2 million, or 8%, increase from the $26.7 million recorded during 2012. The yield on interest-earning assets increased from 3.09% during 2013 to 3.15% during 2014, or by six basis points. The yield on interest-earning assets was 3.19% during 2012. The increase in interest income on earning assets in 2014 was primarily due to a higher volume of commercial loans. The increase in interest income on earning assets in 2013 was primarily due to an increased average balance of mortgage warehouse loans. The prolonged low interest rate environment has resulted in net interest margin compression as deposits costs have not declined at the same pace as earning asset yields.

Interest income amounted to $36.5 million during 2014, an increase of $4.0 million, or 12%, as compared to 2013. Interest income amounted to $32.5 million during 2013, an increase of $1.6 million, or 5%, as compared to 2012. Interest-earning assets averaged $1.2 billion during 2014, an increase of $106.4 million, or 10%, from 2013. Interest-earning assets averaged $1.1 billion during 2013, an increase of $82.3 million, or 8%, from 2012.

Interest income from loans, including mortgage warehouse loans, increased $3.8 million, or 13%, from $29.0 million in 2013, to $32.8 million in 2014. For the year ended December 31, 2013, interest income from loans, including the mortgage warehouse, increased $1.7 million, or 6%, from $27.3 million in 2012. The 2014 increase was primarily the result of average loan growth totaling $4.4 million. The 2013 increase was the combined result of $2.3 million of growth in average loan balances offset by an eight basis point decrease in the loan yield, including the mortgage warehouse.

The yield on loans, including the mortgage warehouse, decreased from 4.12% in 2010 and in each successive year to 3.57% for the year ended December 31, 2014.

Interest income earned on investment securities totaled $3.1 million, $2.9 million and $3.0 million, respectively, during 2014, 2013 and 2012. During 2014, the benefit of an 18 basis point increase in the investment yield was partially offset by a $3.6 million decrease in average investment securities. During 2013, the yield on investments declined 32 basis points from 2012. The increase in the yield on the investment portfolio during 2014 and a decrease in yield during 2013 were primarily due to the fluctuation in rates earned on mortgage-backed securities from year to year.

Interest expense was $3.4 million in 2014, a $166,000, or 5% decrease from 2013, the result of a four basis point decrease in the rate paid on interest-bearing liabilities, partially offset by a $42.0 million increase in average interest-bearing liabilities. Interest expense was $3.6 million in 2013, a $581,000, or 14% decrease from 2012, the result of an 11 basis point decrease in the rate paid on interest-bearing liabilities, partially offset by a $52.0 million increase in average interest-bearing liabilities. Interest expense declined for the fifth consecutive year during 2014. The rate paid on interest-bearing liabilities fell to 0.42% during 2014 compared to 0.46% during 2013 and 0.57% during 2012.

The reduction in funding costs also resulted from a change in the deposit mix. Interest expense on interest-bearing deposits equaled $2.9 million in 2014, compared to $3.1 million in 2013, a $227,000, or 7%, decrease. Interest expense decreased $337,000, or 10%, from 2012 to 2013. Average money market deposits declined from $586.0 million in 2013 to $530.3 million in 2014. Average money market deposits totaled $546.7 million in 2012. Average time deposit balances fell from $29.7 million in 2012, to $18.2 million in 2013, to $16.3 million in 2014. Non-interest-bearing demand deposits also experienced significant growth from 2012 to 2014.

For the twelve months ended December 31, 2014, 2013 and 2012, the net interest spread was 2.73%, 2.63%, and 2.61%, respectively, while the net interest margin was 2.85%, 2.75% and 2.75%, respectively. Atlantic Capital was able to hold net interest margin stable in 2013 and increase it in 2014, primarily through growth in the volume of loans.

Table 9—Average Balance Sheets

(Dollars in thousands)

	2014			2013
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets
Total loans	$865,211	$31,163	3.60%	$747,136	$27,211	3.64%
Mortgage warehouse loans	53,748	1,599	2.98%	46,369	1,760	3.80%
Investment securities:
Taxable investment securities	141,627	3,035	2.14%	145,768	2,863	1.96%
Non-taxable investment securities	2,100	74	3.54%	1,555	54	3.47%

Total investment securities	143,727	3,109	2.16%	147,323	2,917	1.98%
Commercial Paper	9,712	84	0.86%	6,313	65	1.03%
Time deposits w/other banks	24	—	0.49%	462	4	0.89%
Other short-term investments	27,092	227	0.83%	26,464	227	0.86%

Total short-term investments	36,828	311	0.84%	33,239	296	0.89%
Other investments	56,328	214	0.38%	76,192	276	0.36%
FHLB stock	3,917	146	3.74%	3,082	77	2.49%

Total interest-earning assets	1,159,759	36,542	3.15%	1,053,341	32,537	3.09%
Non-earning assets	67,471			65,186

Total assets	$1,227,230			$1,118,527

Liabilities
Interest bearing deposits:
NOW, money market, and savings	605,014	2,376	0.39%	645,689	2,675	0.41%
Time deposits	16,322	69	0.42%	18,214	90	0.50%
Internet and brokered deposits	107,575	444	0.41%	77,219	351	0.45%

Total interest-bearing deposits	728,911	2,889	0.40%	741,122	3,116	0.42%
Total borrowed funds	100,326	560	0.56%	46,144	499	1.08%

Total interest-bearing liabilities	829,237	3,449	0.42%	787,266	3,615	0.46%
Demand deposits	254,861			194,347
Other liabilities	7,445			7,061
Stockholders’ equity	135,687			129,853

Total liabilities and stockholders’ equity	$1,227,230			$1,118,527

Net interest spread			2.73%			2.63%

Net interest income and net yield on interest-earning assets(1)		$33,093	2.85%		$28,922	2.75%

(1)	Net interest income divided by total interest-earning assets using the appropriate day count convention based on the type of interest-earning asset.

Table 9—Average Balance Sheets (Continued)

(Dollars in thousands)

	2012			2011			2010
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets
Total loans	$719,122	$26,825	3.73%	$654,603	$26,635	4.07%	$601,834	$24,776	4.12%
Mortgage warehouse loans	11,007	435	3.95%	—	—	0.00%	—	—	0.00%
Investment securities:
Taxable investment securities	130,866	2,988	2.28%	95,463	2,698	2.83%	91,353	3,060	3.35%
Non-taxable investment securities	1,523	52	6.87%	1,050	42	5.36%	—	—	0.00%

Total investment securities	132,389	3,040	2.30%	96,513	2,740	2.84%	91,353	3,060	3.35%
Commercial Paper	2,442	30	1.24%	—	—	0.00%	—	—	0.00%
Time deposits w/other banks	1,266	9	0.69%	1,528	14	0.93%	1,828	27	1.46%
Other short-term investments	28,247	283	1.00%	4,425	11	0.25%	5,725	14	0.25%

Total short-term investments	31,955	322	1.01%	5,953	25	0.42%	7,553	41	0.55%
Other investments	73,561	262	0.36%	66,771	256	0.38%	53,508	324	0.60%
FHLB stock	3,050	49	1.61%	3,065	26	0.83%	3,525	12	0.35%

Total interest-earning assets	971,084	30,933	3.19%	826,905	29,682	3.59%	757,773	28,213	3.72%
Non-earning assets	57,071			30,714			9,603

Total assets	$1,028,155			$857,619			$767,376

Liabilities
Interest bearing deposits:
NOW, money market, and savings	591,163	2,907	0.49%	455,083	2,873	0.63%	383,866	2,927	0.76%
Time deposits	29,667	181	0.61%	33,133	380	1.15%	33,630	553	1.64%
Internet and brokered deposits	77,885	365	0.47%	96,452	483	0.50%	118,492	1,084	0.92%

Total interest-bearing deposits	698,715	3,453	0.49%	584,668	3,736	0.64%	535,988	4,564	0.85%
Total borrowed funds	36,544	743	2.03%	21,999	1,255	5.71%	39,118	1,428	3.65%

Total interest-bearing liabilities	735,259	4,196	0.57%	606,667	4,991	0.82%	575,106	5,992	1.04%
Demand deposits	160,540			124,938			79,506
Other liabilities	8,561			5,505			4,230
Stockholders’ equity	123,795			120,509			108,534

Total liabilities and stockholders’ equity	$1,028,155			$857,619			$767,376

Net interest spread			2.61%			2.77%			2.68%

Net interest income and net yield on interest-earning assets(1)		$26,737	2.75%		$24,691	2.99%		$22,221	2.93%

(1)	Net interest income divided by total interest-earning assets using the appropriate day count convention based on the type of interest-earning asset.

Table 10 isolates the changes in net interest income due to changes in volume and changes in interest rates for 2014 and 2013.

Table 10—Changes in Net Interest Income

(Dollars in thousands)

	2014			2013
	Change from previous year ended December 31 due to:			Change from previous year ended December 31 due to:
	Volume	Yield/ Rate	Total Change	Volume	Yield/ Rate	Total Change
Interest earning assets
Total loans	$4,142	$(190)	$3,952	$933	$(547)	$386
Mortgage warehouse loans	220	(381)	(161)	1,342	(17)	1,325
Investment securities:
Taxable investment securities	(78)	250	172	294	(419)	(125)
Non-taxable investment securities	19	1	20	1	1	2

Total investment securities	(59)	251	192	295	(418)	(123)
Commercial Paper	29	(11)	18	40	(5)	35
Time deposits w/other banks	(2)	(2)	(4)	(7)	3	(4)
Other short-term investments	3	(3)	—	(15)	(42)	(57)

Total short-term investments	30	(16)	14	18	(44)	(26)
Other investments	(75)	14	(61)	10	4	14
FHLB stock	31	38	69	1	27	28

Total interest-earning assets	4,289	(284)	4,005	2,599	(995)	1,604

Interest bearing liabilities
Interest bearing deposits:
NOW, money market, and savings	(255)	(44)	(299)	207	(439)	(232)
Time deposits	(8)	(14)	(22)	(57)	(34)	(91)
Internet and brokered deposits	141	(48)	93	13	(27)	(14)

Total interest-bearing deposits	(122)	(106)	(228)	163	(500)	(337)
Total borrowed funds	271	(209)	62	116	(360)	(244)

Total interest-bearing liabilities	149	(315)	(166)	279	(860)	(581)

Change in net interest income	$4,140	$31	$4,171	$2,320	$(135)	$2,185

The rate/volume variance is allocated equally between the changes in volume and rate. Loan fees are included in interest income computation, but are not material. During the year ended December 31, 2014, the overall increase in net interest income was primarily driven by a higher level of interest-earning assets, especially commercial loans.

Noninterest Income

The main sources of noninterest income have primarily consisted of service charges on deposit accounts, derivatives income, bank owned life insurance, and SBA lending activities. Table 11 provides the components of noninterest income for the previous five years.

For 2014, noninterest income totaled $5.3 million, compared to $3.9 million for 2013, a $1.4 million, or 38%, increase. The most significant components of the increase were a $2.2 million increase in SBA lending activities as well as a $235,000 increase in service charges from the previous year. As the new SBA lending team gained momentum in 2014, Atlantic Capital sold 27 SBA loans compared to 2 loans in 2013. These increases in noninterest income were offset by a $296,000, or 55%, decrease in derivatives income and a $500,000 decrease in gains on sales of other assets.

For 2013, noninterest income totaled $3.9 million, compared to $2.9 million for 2012, an increase of 987,000, or 34%. The most significant components of the increase were a $500,000 one-time gain on sale of other assets in 2013, and an increase in bank owned life insurance income of $165,000 compared to 2012. In 2013, Atlantic Capital sold a partnership interest in a multifamily property for a gain of $500,000. Atlantic Capital also purchased bank owned life insurance policies totaling $4.0 million in 2014 and 2013, and totaling $10.0 million in 2012, which resulted in higher yearly income from the cash surrender value of the policies.

Table 11—Noninterest income

(Dollars in thousands)

	Year ended December 31
	2014	2013	2012	2011	2010
Service charges	$1,170	$935	$804	$557	$394
Securities gains, net	59	167	27	560	214
Gains on sales of other assets	—	500	—	—	—
Derivatives income	245	541	574	1,003	499
Bank owned life insurance	932	833	668	139	—
SBA lending activities	2,264	44	—	—	—
Other noninterest income	672	855	815	538	472

Total noninterest income	$5,342	$3,875	$2,888	$2,797	$1,579

Noninterest Expense

The primary components of noninterest expense are salaries and related employee benefits, occupancy costs, third-party costs related to data processing and professional fees.

Noninterest expense totaled $26.6 million for 2014, a $1.7 million or 7% increase from the $24.9 million recorded during 2013. The most significant components of the increase were a $1.3 million increase in salaries and employee benefits, and a $195,000 increase in professional services. Salaries and employee benefits increased due to higher average headcount in 2014 as well as increased incentives. Professional fees increased due to higher legal and consulting fees associated with strategic projects.

Noninterest expense totaled $24.9 million for 2013, a $3.1 million or 14% increase from the $21.8 million recorded during 2012. The most significant components of the increase were a $2.5 million increase in salaries and employee benefits and a $323,000 increase in equipment software expense. The increase in salaries and employee benefits was primarily related to the hiring of a new SBA lending team, treasury management and corporate banking officers. The increased software expense resulted from the purchase of a new commercial loan system.

Table 12—Noninterest Expense

(Dollars in thousands)

	Year ended December 31
	2014	2013	2012	2011	2010
Salaries and employee benefits	$18,608	$17,318	$14,864	$11,612	$11,687
Occupancy	1,721	1,597	1,551	1,512	1,552
Equipment and software	921	830	507	518	455
Professional services	1,055	860	724	602	594
Postage, printing and supplies	91	98	87	94	80
Communications and data processing	1,253	1,131	981	864	747
Marketing and business development	323	384	320	244	204
FDIC premiums	643	589	696	832	1,153
Other noninterest expense	1,959	2,086	2,038	1,365	1,084

Total noninterest expense	$26,574	$24,893	$21,768	$17,643	$17,556

Income Taxes

Atlantic Capital monitors and evaluates the potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities. On a periodic basis, Atlantic Capital evaluates its income tax positions based on current tax law and positions taken by various tax auditors within the jurisdictions where Atlantic Capital is required to file income tax returns.

For 2014, income tax expense totaled $3.9 million compared to $2.5 million during 2013, reflecting effective tax rates of 33.9% and 32.8% during the respective periods. The increase in the effective tax rate resulted from a higher federal tax rate in 2014. During 2012, income tax expense totaled $3.2 million, reflecting an effective tax rate of 35.4%.

Shareholders’ Equity and Capital Adequacy

Atlantic Capital is committed to effectively managing its capital to protect depositors, creditors and shareholders. Atlantic Capital continually monitors the capital levels and ratios for Atlantic Capital and Atlantic Capital Bank to ensure they exceed the minimum requirements imposed by regulatory authorities and to ensure they are appropriate, given growth projections, risk profile and potential changes in the regulatory environment. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on Atlantic Capital’s consolidated financial statements.

Table 13 provides information on capital adequacy for Atlantic Capital as of December 31, 2014, 2013, and 2012.

Table 13—Capital Ratios

(dollars in thousands)

	Regulatory Guidelines		Consolidated			Bank
	Minimum	Well capitalized	As of December 31,			As of December 31,
			2014	2013	2012	2014	2013	2012
Risk based ratios:
Tier 1 Capital	4.0%	6.0%	11.0%	12.8%	12.8%	10.8%	12.5%	12.5%
Total Capital	8.0	10.0	11.9	13.8	13.9	11.7	13.5	13.6
Leverage ratio	4.0	5.0	10.7	11.9	11.4	10.5	11.6	11.1
Tier 1 Capital			140,242	132,497	126,532	137,651	129,514	123,418
Total Capital			151,663	143,312	137,268	149,072	140,329	134,154
Risk weighted assets			1,279,023	1,038,253	986,645	1,278,926	1,037,373	986,546
Quarterly average total assets for leverage ratio			1,311,428	1,116,769	1,108,310	1,312,534	1,117,611	1,108,828

Atlantic Capital continues to exceed minimum capital standards, and Atlantic Capital Bank remains “well-capitalized” under regulatory guidelines.

In July 2013, bank regulatory agencies approved the Basel III capital guidelines, which are aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. When fully implemented in January 2019, the rule requires a minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5%. The rule also requires a common equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets, resulting in a total capital ratio of 7.0%. The rule also raises the minimum ratio of tier 1 capital to risk-weighted assets from 4.0% to 6.0% and includes a minimum leverage ratio of 4.0%. The capital conservation buffer will be phased in gradually each year until 2019.

Shareholders’ equity at December 31, 2014 was $140.9 million, an increase of $9.7 million, or 7.4%, from December 31, 2013. Shareholders’ equity increased $3.1 million, or 2.4%, from December 31, 2012 to December 31, 2013. Accumulated other comprehensive income, which includes unrealized gains and losses on securities available-for-sale and unrealized gains and losses on derivatives qualifying as cash flow hedges, is excluded in the calculation of regulatory capital ratios. Excluding the change in the accumulated other comprehensive income, shareholders’ equity increased $7.8 million, or 5.9%, from December 31, 2013 to December 31, 2014. The increase resulted primarily from Atlantic Capital’s earnings during 2014.

Risk Management

Effective risk management is critical to Atlantic Capital’s success. The Dodd-Frank Act required that banks with total assets in excess of $10 billion establish an enterprise-wide risk committee consisting of members of its board of directors. Although Atlantic Capital does not have total assets in excess of $10 billion, it has established a Credit and Risk Committee that provides oversight of enterprise-wide risk management by combining this function with the Audit Committee. In its risk oversight role, the Audit and Credit and Risk Committees: review periodic reports from management related to Atlantic Capital’s activities to monitor and mitigate significant risks related to Atlantic Capital’s business; monitor management’s execution of risk management practices in accordance with the risk appetite of Atlantic Capital; review supervisory examination reports of state and federal agencies together with management’s response to such examinations; and discuss legal matters that may have a material impact on the financial statements or Atlantic Capital’s compliance policies. With guidance from and oversight by the Audit and Credit and Risk Committees, management continually refines and enhances its risk management policies and procedures to maintain effective risk management programs and processes.

Market Risk. Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rates. This risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Atlantic Capital’s market risk arises primarily from interest rate risk inherent in Atlantic Capital’s lending and deposit-taking activities. The structure of Atlantic Capital’s loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. Atlantic Capital does not maintain a trading account nor is Atlantic Capital subject to currency exchange risk or commodity price risk.

Credit risk management. Credit risk is the risk of not collecting payments pursuant to the contractual terms of loans, leases and investment securities. Atlantic Capital’s independent credit review function conducts risk reviews and analyses of loans to help assure compliance with credit policies and to monitor asset quality trends. The risk reviews include portfolio analysis by geographic location, industry, collateral type and product. Atlantic Capital strives to identify potential problem loans as early as possible, to record charge-offs or write-downs as appropriate and to maintain adequate allowances for loan losses that are inherent in the loan portfolio.

Atlantic Capital maintains a well-diversified loan portfolio and seeks to minimize the risk associated with large concentrations within specific geographic areas, collateral types or industries. Despite Atlantic Capital’s focus on diversification, several characteristics of the loan portfolio subject Atlantic Capital to significant risk, such as concentrations of real estate secured loans.

Atlantic Capital has historically carried a significant concentration of real estate secured loans. Atlantic Capital mitigates that exposure through underwriting policies that primarily rely on borrower cash flow rather than underlying collateral values. When Atlantic Capital does rely on underlying real property values, it favors financing secured by owner-occupied real property and, as a result, a large percentage of real estate secured loans are owner occupied. At December 31, 2014, loans secured by real estate totaled $548 million, or 53%, of total loans compared to $475 million, or 58%, of loans at December 31, 2013, and $449 million, or 60%, at December 31, 2012. Atlantic Capital’s real estate secured loans also represent a geographic concentration in the state of Georgia, with more than 75% of these loans collateralized by real estate within the state.

Interest rate risk management. Interest rate risk results principally from assets and liabilities maturing or repricing at different points in time, from assets and liabilities repricing at the same point in time but in different amounts and from short-term and long-term interest rates changing in different magnitudes. Market interest rates also have an impact on the interest rate and repricing characteristics of loans that are originated as well as the rate characteristics of interest-bearing liabilities.

Atlantic Capital assesses interest rate risk by forecasting net interest income under various interest rate scenarios and comparing those results to forecasted net interest income assuming stable rates. Atlantic Capital’s rate shock simulation, as of December 31, 2014, indicates that, over a 12-month period, net interest income is estimated to increase by 19.21% with rates rising 200-basis points. The increase in net interest income is primarily due to the short-term repricing characteristics of the loan portfolio, combined with a favorable funding mix. Atlantic Capital’s loan book, consists mainly of floating rate loans. Atlantic Capital’s core client deposits are likely to allow Atlantic Capital to lag short term interbank rate indices when pricing deposits. Transaction accounts comprise a significant amount of Atlantic Capital’s total deposits. Atlantic Capital’s rate shock simulation, as of December 31, 2014, indicated that over a 12-month period, net interest income will decrease by 4.00% with rates declining 100 basis points. The historically low rate environment makes the use of the down scenario unlikely.

Atlantic Capital also utilizes the market value of equity (MVE) as a tool in measuring and managing interest rate risk. As of December 31, 2014, the MVE calculated that a 200-basis point shock rate increase would decrease net interest income by 0.93% from the base case MVE value.

Table 14 provides the impact on net interest income resulting from various interest rate scenarios as of December 31, 2014 and 2013. Table 15 provides loan maturity distribution and information regarding the sensitivity of loans to changes in interest rates.

Table 14—Net Interest Income Sensitivity Simulation Analysis

	Estimated increase (decrease) in net interest income
Change in interest rate (basis point)	December 31, 2014	December 31, 2013
+100	9.49%	14.03%
+200	19.21	24.89
+300	30.50	37.79

Atlantic Capital may utilize interest rate swaps, floors, collars or other derivative financial instruments in an attempt to manage Atlantic Capital’s overall sensitivity to changes in interest rates.

Table 15—Loan Maturity Distribution and Interest Rate Sensitivity

(Dollars in thousands)

	At December 31, 2014, maturing
	Within One Year	One to Five Years	After Five Years	Total
Loans:
Commercial and industrial	$93,535	$215,358	$56,554	$365,447
Commercial real estate	126,629	203,310	109,132	439,071
Construction and land	27,017	55,550	—	82,567
Mortgage warehouse loans	116,939	—	—	116,939
Residential mortgages	581	739	—	1,320
Home equity	7,415	18,009	3,040	28,464
Consumer	2,555	5,832	903	9,290

Total loans	$374,671	$498,798	$169,629	$1,043,098

Loans maturing after one year with:
Fixed interest rates		45,728	37,215	82,943
Floating or adjustable rates		453,070	132,414	585,484

Total loans		$498,798	$169,629	$668,427

Liquidity risk management. Liquidity risk is the risk that an institution will be unable to generate or obtain sufficient funding, at a reasonable cost, to meet operational cash needs and to take advantage of revenue producing opportunities as they arise. Other forms of liquidity risk include market constraints on the ability to convert assets into cash at expected levels, an inability to access funding sources at sufficient levels at a reasonable cost, and changes in economic conditions or exposure to credit, market, operational, legal and reputation risks that can affect an institution’s liquidity risk profile. Liquidity management involves maintaining Atlantic Capital’s ability to meet the daily cash flow requirements of Atlantic Capital Bank’s customers, both depositors and borrowers.

Atlantic Capital utilizes various measures to monitor and control liquidity risk across three different types of liquidity:

•	Tactical liquidity measures the risk of a negative cash flow position whereby cash outflows exceed cash inflows over a short-term horizon;

•	Structural liquidity measures the amount by which illiquid assets are supported by long-term funding; and

•	Contingent liquidity utilizes cash flow stress testing across three crisis scenarios to determine the adequacy of Atlantic Capital’s liquidity.

Atlantic Capital aims to maintain a diverse mix of existing and potential liquidity sources to support the liquidity management function. At its core is a reliance on the retail deposit book, due to the generally stable balances and low cost it offers. Other sources of liquidity include asset-based liquidity in the form of cash and unencumbered securities, as well as access to wholesale funding from external counterparties, primarily advances from the FHLB of Atlanta, Federal Funds lines and other borrowing facilities. Atlantic Capital aims to avoid funding concentrations by diversifying external funding with respect to maturities, counterparties and nature (i.e. secured versus unsecured).

At December 31, 2014, Atlantic Capital had access to $289.0 million in unsecured borrowings and $250.6 million in secured borrowings through various sources. Atlantic Capital also has the ability to attract more retail deposits by offering aggressively priced rates. As of December 31, 2014, Atlantic Capital expected to maintain sufficient on-balance sheet liquidity to meet its funding needs.

Table 16—Nonperforming assets

(Dollars in thousands)

	December 31,
	2014	2013	2012	2011	2010
Nonaccrual loans	$—	$2,954	$3,668	$5,500	$86
Loans past due 90 days and still accruing	—	—	—	—	—

Total nonperforming loans (NPLs)	—	2,954	3,668	5,500	86

Other real estate owned	1,531	1,531	1,531	1,775	1,775

Total nonperforming assets (NPAs)	$1,531	$4,485	$5,199	$7,275	$1,861

NPLs as a percentage of total loans	—%	0.36%	0.49%	0.79%	0.01%
NPAs as a percentage of total assets	0.12	0.36	0.43	0.71	0.22

Nonperforming assets include nonaccrual loans, accruing loans past due 90 days or more, and OREO. Loans are considered to be past due when payment is not received from the borrower by the contractually specified due date. Interest accruals on loans are discontinued when interest or principal has been in default 90 days or more, unless the loan is secured by collateral that is sufficient to repay the debt in full and the loan is in the process of collection. When a loan is placed on nonaccrual status, interest accrued and not paid in the current accounting period is reversed against current period income. Interest accrued and not paid in prior periods, if significant, is reversed against the allowance for loan losses.

Income on such loans is subsequently recognized on a cash basis as long as the future collection of principal is deemed probable or after all principal payments are received. Commercial loans are placed back on accrual status after sustained performance of timely and current principal and interest payments and it is probable that all remaining amounts due, both principal and interest, are fully collectible according to the terms of the loan agreement. Residential loans and consumer loans are generally placed back on accrual status when they are no longer past due.

The amount of gross interest income that would have been recorded in 2014 and 2013 if loans had been current in accordance with original terms and outstanding throughout the year or since origination, if held for part of the period, was not material. In addition, the amount of interest income on nonaccrual loans and troubled debt restructurings that was included in net income for 2014 and 2013 was not material.

At December 31, 2014, Atlantic Capital’s nonperforming assets amounted to $1.5 million or 0.12% of total assets, compared to $4.5 million or 0.36% at December 31, 2013, and $5.2 million or 0.43% at December 31, 2012.

Nonaccrual loans totaled $3.0 million as of December 31, 2013, compared to $3.7 million at December 31, 2012. There were no loans classified as nonaccrual at December 31, 2014.

The balance of OREO includes two foreclosed properties totaling $1.5 million as of December 31, 2014, 2013 and 2012.

Once acquired, net book values of OREO are reviewed at least annually to evaluate whether write-downs are required. Real estate appraisals are reviewed to ensure the quality of the appraised value in the report. The level of review is dependent on the value and type of the collateral, with higher value and more complex properties receiving a more detailed review.

Total loans classified as troubled debt restructurings (TDRs) as of December 31, 2014, totaled $6.6 million, all of which are performing under their modified terms. Table 17 provides further details on performing and nonperforming TDRs for the last five years.

Table 17—Troubled Debt Restructurings

(Dollars in thousands)

	December 31
	2014	2013	2012	2011	2010
Accruing TDRs	$6,601	$6,809	$1,798	$—	$—
Nonaccruing TDRs	—	—	—	—	—

Total TDRs	$6,601	$6,809	$1,798	$—	$—

TDRs are selectively made to provide relief to customers experiencing liquidity challenges or other circumstances that could affect their ability to meet their debt obligations. Typical modifications include short-term deferral of interest or modification of payment terms.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are internally risk graded special mention or below but which are not included in nonaccrual status and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises serious doubts as to the ability of such borrower to comply with the current loan repayment terms. Potential problem loans totaled $26.0 million, $28.0 million, and $31.0 million, respectively, as of December 31 of 2014, 2013, and 2012. As a number of potential problem loans are real estate secured, management closely tracks the current values of real estate collateral when assessing the collectability of these loans.

Allowance for Loan Losses

The allowance for loan losses is management’s estimate of probable credit losses inherent in Atlantic Capital’s loan portfolio at the balance sheet date. Atlantic Capital determines the allowance for loan losses based on an ongoing estimation process. This estimation process is inherently subjective, as it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans and losses incurred as of the balance sheet date in Atlantic Capital’s loan portfolio. Those estimates may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The allowance is the accumulation of various components that are calculated based on an independent estimation process. All components of the allowance for loan losses represent estimates based on data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends, recent loan loss experience, collateral type, loan volumes, seasoning of the loan portfolio, the findings of internal credit quality assessments and results from external bank regulatory examinations. Impaired loans are analyzed for specific reserves on a loan-by-loan basis based on management’s evaluation of the exposure for each credit, the current payment status of the loan and the value of any underlying collateral.

While management uses the best information available to establish the allowance for loan losses, future adjustments may become necessary if conditions differ substantially from the assumptions used in making the estimates. In addition, regulatory examiners may require adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Such adjustments to original estimates, as necessary, are made and reflected in the financial results in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Management continuously monitors and actively manages the credit quality of the entire loan portfolio and recognizes provision expense to maintain the allowance at an appropriate level. Specific allowances for impaired loans are determined by analyzing estimated cash flows discounted at a loan’s original rate or collateral values in situations where Atlantic Capital believes repayment is dependent on collateral liquidation. Substantially all impaired loans are collateralized by real property.

Management considers the established allowance adequate to absorb losses that relate to loans outstanding at December 31, 2014, although future additions may be necessary based on changes in economic conditions, collateral values, erosion of the borrower’s access to liquidity and other factors. If the financial condition of borrowers were to deteriorate, resulting in an impairment of their ability to make payments, Atlantic Capital’s estimates would be updated and additions to the allowance may be required.

At December 31, 2014, the allowance for loan losses allocated to loans totaled $11.4 million or 1.10 % of loans, compared to $10.8 million or 1.32% at December 31, 2013, and $10.7 million or 1.44% at December 31, 2012. Atlantic Capital recorded provision for loan losses during 2014 of $488,000, compared to provision expense of $246,000 during 2013 and negative provision of $1.3 million during 2012.

Loan net charge-offs were $(118,000) during 2014, compared to $167,000 during 2013 and $(2.3) million during 2012. Net charge-offs represented (0.01)% of average loans during 2014, compared to 0.02% during 2013 and (0.32)% during 2012.

Table 18 provides details concerning the allowance for loan losses for the past five years. Table 19 details the allocation of the allowance for originated loan losses among the various loan types.

Table 18—Allowance for Loan Losses

(Dollars in thousands)

	2014	2013	2012	2011	2010
Allowance for loan losses at beginning of period	$10,815	$10,736	$9,731	$11,929	$10,528
Provision for loan losses	488	246	(1,322)	7,144	2,813
Charge-offs:
Commercial and industrial	—	167	156	—	1,383
Commercial real estate	—	—	—	9,342	29
Home equity	—	—	85	—	—

Total charge-offs	—	167	241	9,342	1,412

Recoveries:
Commercial real estate	81	—	2,568	—	—
Commercial construction	37	—	—	—	—

Total recoveries	118	—	2,568	—	—

Net charge-offs	(118)	167	(2,327)	9,342	1,412

Allowance for loan losses at end of period	$11,421	$10,815	$10,736	$9,731	$11,929

Average loans	$918,959	$793,505	$730,129	$654,603	$601,834
Loans at end of period	1,039,713	817,002	746,392	700,562	652,577

Table 19—Allocation of Allowance for Loan Losses

(Dollars in thousands)

	December 31
	2014		2013		2012		2011		2010
	Allowance for loan losses	Percent of loans to total loans	Allowance for loan losses	Percent of loans to total loans	Allowance for loan losses	Percent of loans to total loans	Allowance for loan losses	Percent of loans to total loans	Allowance for loan losses	Percent of loans to total loans
Allowance for loan losses allocated to:
Commercial and industrial	$4,185	35%	$4,272	40%	$3,870	34%	$3,365	34%	$4,002	34%
Commercial real estate	5,837	42	5,438	49	5,669	48	5,262	55	6,712	56
Construction and land	945	8	636	6	566	5	484	5	426	4
Mortgage warehouse loans	—	11	—	1	—	8	—	—	—	—
Residential mortgages	15	—	—	—	37	—	39	—	53	—
Home equity	332	3	356	3	466	4	478	5	720	6
Consumer	107	1	113	1	128	1	103	1	16	—

Total allowance for loan losses	$11,421	100%	$10,815	100%	$10,736	100%	$9,731	100%	$11,929	100%

Effect of Inflation and Changing Prices

The consolidated financial statements have been prepared in accordance with GAAP, which requires the measure of financial position and results of operations in terms of historical dollars, without consideration of changes in the relative purchasing power over time due to inflation. Unlike most other industries, the majority of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on a financial institution’s performance than does the effect of inflation. Interest rates do not necessarily change in the same magnitude as the prices of goods and services.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses. Inflation also affects our customers and may result in an indirect effect on our business.

Table 20 provides quarterly information for each of the quarters in 2014 and 2013.

Table 20—Quarterly Selected Financial Data

(in thousands, except share and per share data)

	2014				2013
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
INCOME SUMMARY
Interest income	$9,878	$9,853	$8,650	$8,161	$7,989	$8,171	$8,409	$7,968
Interest expense	891	875	852	831	817	838	914	1,046

Net interest income	8,987	8,978	7,798	7,330	7,172	7,333	7,495	6,922
Provision for loan losses	19	638	572	(741)	854	(216)	66	(458)

Net interest income after provision for loan losses	8,968	8,340	7,226	8,071	6,318	7,549	7,429	7,380
Noninterest income	1,502	1,321	1,249	1,270	766	918	1,520	671
Noninterest expense	7,175	6,653	6,469	6,277	6,308	6,131	6,376	6,078

Income before income taxes	3,295	3,008	2,006	3,064	776	2,336	2,573	1,973
Income tax expense (benefit)	1,144	1,022	673	1,018	88	824	1,038	565

Net income	$2,151	$1,986	$1,333	$2,046	$688	$1,512	$1,535	$1,408

PER SHARE DATA
Basic earnings per share	$.16	$.15	$.10	$.15	$.05	$.11	$.11	$.11
Diluted earnings per share	.16	.15	.10	.15	.05	.11	.11	.10
Cash dividends declared	—	—	—	—	—	—	—	—
Book value	10.48	10.24	10.11	9.97	9.77	9.76	9.63	9.68
Tangible book value(1)	10.41	10.20	10.09	9.96	9.77	9.76	9.63	9.67
PERFORMANCE MEASURES
Return on average equity	6.18%	5.81%	3.96%	6.20%	2.09%	4.67%	4.73%	4.39%
Return on average assets	.66	.63	.44	.72	.25	.55	.55	.49
Net interest margin	2.86	3.00	2.77	2.77	2.71	2.83	2.87	2.58
Efficiency ratio	68.89	65.06	71.00	72.13	80.06	74.85	70.57	79.05
Average equity to average assets	10.62	10.88	11.22	11.61	11.77	11.83	11.69	11.16
ASSET QUALITY
Non-performing loans	$—	$—	$—	$—	$2,954	$2,955	$2,959	$3,438
Foreclosed properties	1,531	1,531	1,531	1,531	1,531	1,531	1,531	1,531

Total non-performing assets (NPAs)	1,531	1,531	1,531	1,531	4,485	4,486	4,490	4,969
Allowance for loan losses	11,421	11,301	10,663	10,091	10,815	9,960	10,177	10,174
Net charge-offs	(101)	—	—	(17)	—	—	63	105
Allowance for loan losses to loans	1.10%	1.12%	1.14%	1.23%	1.32%	1.31%	1.36%	1.38%
Net charge-offs to average loans (2)	(.04)	—	—	(.01)	—	—	.03	.06
NPAs to total assets	.12	.12	.13	.14	.36	.40	.41	.44
AVERAGE BALANCES
Loans and loans held for sale	$1,012,367	$968,023	$870,771	$822,047	$781,744	$811,128	$796,644	$788,286
Investment securities	131,769	146,575	147,837	148,882	145,832	145,658	149,047	148,806
Earning assets	1,244,816	1,188,207	1,130,950	1,072,805	1,050,445	1,029,508	1,047,251	1,087,213
Total assets	1,311,506	1,256,830	1,200,128	1,137,688	1,116,811	1,095,420	1,111,833	1,149,708
Deposits	1,067,831	968,944	952,229	944,903	935,901	879,106	936,249	990,596
Shareholders’ equity	139,220	136,736	134,650	132,050	131,487	129,608	129,922	128,361
Number of common shares—basic	13,453,820	13,456,246	13,453,569	13,416,319	13,432,293	13,433,063	13,425,280	13,391,169
Number of common shares—diluted	13,650,580	13,656,574	13,653,897	13,620,127	13,544,447	13,544,694	13,536,911	13,502,800
AT PERIOD END
Loans and loans held for sale	$1,039,713	$1,010,919	$933,749	$823,399	$817,002	$800,304	$813,136	$788,047
Investment securities	133,437	143,368	148,847	147,077	145,743	143,351	146,306	155,217
Total assets	1,314,859	1,298,748	1,206,773	1,122,779	1,229,392	1,121,168	1,095,296	1,001,721
Deposits	1,105,845	1,038,720	992,918	912,612	1,081,153	913,558	936,209	973,196
Shareholders’ equity	140,929	137,797	136,167	133,778	131,235	131,135	129,397	129,586
Number of common shares outstanding	13,453,820	13,453,820	13,462,192	13,413,151	13,426,489	13,433,164	13,432,619	13,393,334

(1)	Excludes effect of servicing asset intangibles.
(2)	Annualized.

Contractual Obligations

Table 21 identifies significant contractual obligations as of December 31, 2014.

Table 21—Contractual Obligations

(in thousands)

	Payments due by period
Type of obligation	Less than 1 year	1-3 years	4-5 years	Therafter	Total
Contractual obligations:
Deposits	$15,271	$662	$196	$—	$16,129
Short-term borrowings	56,517	—	—	—	56,517
Operating leases	1,050	2,031	—	—	3,081

Total contractual obligations	$72,838	$2,693	$196	$—	$75,727

Off-Balance Sheet Risk

Atlantic Capital makes contractual commitments to extend credit and issues standby letters of credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, Atlantic Capital also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the customer fails to meet a contractual obligation to the third party. As of December 31, 2014, Atlantic Capital had issued commitments to extend credit of approximately $389.4 million and letters of credit of approximately $12.3 million through various types of commercial lending arrangements. Table 22 identifies significant commitments as of December 31, 2014.

Based on historical experience, many of the commitments and letters of credit will expire unfunded. Through its various sources of liquidity, Atlantic Capital believes it will be able to fund these obligations as they arise. Atlantic Capital evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Atlantic Capital’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Table 22—Off Balance Sheet Risk

(in thousands)

	Maturity By Years
Type of obligation	Less than 1 year	1-3 years	4-5 years	Therafter	Total
Commitments:
Loan commitments	$184,213	$136,302	$62,099	$6,831	$389,445
Standby letters of credit	7,357	4,156	803	—	12,316

Total commitments	$191,570	$140,458	$62,902	$6,831	$401,761

Current Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the Emerging Issues Task Force). Prior to this ASU, U.S. GAAP did not include explicit guidance on the financial statement presentation of an unrecognized tax benefit (UTB) when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires, with limited exceptions, that a UTB, or a portion of a UTB, should be presented in the financial statements as a reduction to a deferred tax asset for a NOL carryforward, a similar tax loss, or a tax credit carryforward. This standard is effective for fiscal years and interim periods beginning after December 15, 2014. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the date of adoption. Retrospective application is permitted. As this standard only impacts financial statement presentation and related footnote disclosures, there is no impact on Atlantic Capital’s financial position or results of operations.

In January 2014, the FASB issued ASU 2014-04, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force). The update clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. The ASU is effective for fiscal years beginning after December 15, 2014 and interim periods beginning after December 15, 2015. The adoption of this standard is not expected to have a significant impact on Atlantic Capital’s financial position or results of operations.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU provides guidance on the recognition of revenue from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Atlantic Capital is currently evaluating the effect of this guidance on Atlantic Capital’s financial condition or results of operations, however is not expected to be material.

In June 2014, FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings and Disclosures. This ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting. The ASU also requires new disclosures for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions. The Update is effective beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Atlantic Capital does not expect this guidance will have a material impact on its financial position, results of operation and disclosures.

In June 2014, FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and should not be reflected in estimating the grant-date fair value of the award. The standard is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. This guidance is not expected to have a material impact on Atlantic Capital’s financial position, results of operations or disclosures.

In August 2014, the FASB issued ASU No. 2014-14, Receivables—Troubled Debt Restructurings by Creditors, Classification of Certain Government Guaranteed Mortgage Loans upon Foreclosure. This ASU addresses diversity in practice related to how creditors classify government-guaranteed mortgage loans, including Federal Housing Administration or U.S. Department of Veterans Affairs guaranteed loans upon foreclosure. The amendments in this ASU require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: 1) The loan has a government guarantee that is not separable from the loan before foreclosure, 2) At the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim, and 3) At the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. For nonpublic entities, the amendments in this Update are effective for annual periods ending after December 15, 2015, and interim periods beginning after December 15, 2015. This guidance is not expected to have a material impact on Atlantic Capital’s financial position, results of operations or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. This ASU was issued to eliminate the use of different methods currently used in practice to account for hybrid financial instruments issued in the form of a share. The amendments in this ASU apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share. The amendments in this ASU are to be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. Retrospective application is permitted to all relevant periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Atlantic Capital is not an issuer of or an investor in hybrid financial instruments issued in the form of a share and therefore this ASU is not currently applicable to Atlantic Capital.

In January 2015, the FASB issued ASU 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This ASU eliminates the concept of an extraordinary item from U.S. GAAP. As a result, an entity will no longer be required to segregate extraordinary items from the results of ordinary operations, to separately present an extraordinary item on its income statement, net of tax, after income from continuing operations or to disclose income taxes and earnings-per-share data applicable to an extraordinary item. However, the standard will still retain the presentation and disclosure guidance for items that are unusual in nature and occur infrequently. The standard will be effective for Atlantic Capital’s fiscal year beginning after December 15, 2015 and subsequent interim periods. The adoption of ASU 2015-015 is not expected to have a material effect on Atlantic Capital’s consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Quarter and Six Months Ended June 30, 2015

This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes along with Atlantic Capital’s audited annual financial statements and related notes, both of which are included herewith, and the immediately preceding section “—Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2014, 2013 and 2012” (the “Annual MD&A”). Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform to statement presentations for 2015, the reclassifications have no material effect on shareholders’ equity or net income as previously reported.

Critical Accounting Policies

Atlantic Capital’s significant accounting policies are discussed under “Critical Accounting Policies” in the Annual MD&A.

Executive Overview and Earnings Summary

Atlantic Capital reported net income of $2.9 million for the second quarter of 2015. This compared to net income of $1.3 million for the second quarter of 2014. Diluted income per common share was $.21 for the second quarter of 2015, compared to diluted income per common share of $.10 for the second quarter of 2014.

For the six months ended June 30, 2015, Atlantic Capital reported net income of $4.6 million compared to $3.4 million for the six months ended June 30, 2014. Diluted income per common share was $.33 for the six months ended June 301, 2015, compared to $.25 for the same period in 2014.

The increase in net income for the three months ended June 30, 2015, compared to the same period in 2014, is primarily the result of a $1.8 million increase in net interest income and a $387,000 decrease in the provision for loan losses. Total noninterest income increased $1.8 million compared to the second quarter of 2014 due to a $1.1 million non-recurring gain on bank-owned life insurance (“BOLI”). These increases in income were offset partially by an increase in noninterest expense of $1.4 million, or 21%, for the second quarter of 2015 compared to the same period in 2014.

For the six months ended June 30, 2015 compared to the first six months of 2014, the increase in net income was primarily attributable to a $3.5 million, or 23%, increase in net interest income partially offset by a $718,000 increase in the provision for loan losses, due to a negative provision in the prior period. Noninterest income increased $1.7 million, or 67%, due to the non-recurring BOLI gain, and was offset by a $2.3 million, or 18%, increase in noninterest expense, resulting from an increase in professional fees related to the proposed merger with First Security.

Net interest income was $9.6 million for the second quarter of 2015, compared to $7.8 million for the second quarter of 2014. Net interest margin increased from 2.77% for the three months ended June 30, 2014 to 2.92% for the same period in 2015. For the six months ended June 30, 2015, net interest income was $18.6 million compared to $15.1 million for the same period of 2014. Net interest margin increased from 2.77% for the six months ended June 30, 2014 to 2.89% for the same period in 2015. The margin increases for the second quarter and year-to-date reflected growth and higher yields earned on the loan portfolio, including the mortgage warehouse.

Provision for loan losses for the quarter ended June 30, 2015 totaled $185,000, a decrease of $387,000 from the quarter ended June 30, 2014. A decrease in period end loans from first quarter 2015 to second quarter 2015 resulted in a lower provision for loan losses for the three months ended June 30, 2015. For the six months ended June 30, 2015, Atlantic Capital’s provision for loan losses was $549,000 compared to a negative provision of $(169,000) for the first six months of 2014. The increase for the six months ended June 30, 2015 was primarily due to loan growth over the six month period.

Noninterest income of $3.0 million increased $1.8 million from the second quarter of 2014. The increase was primarily due to a $1.1 million non-recurring BOLI gain as well as an increase of $394,000 in SBA lending activities. For the first six months of 2015, noninterest income of $4.2 million was up $1.7 million, or 67%, from the same period in 2014, primarily due to the same factors resulting in the quarterly increase.

For the second quarter of 2015, noninterest expense increased $1.4 million, or 21%, compared to the second quarter of 2014. Noninterest expense totaled $15.0 million for the six months ended June 30, 2015, compared to $12.7 million for the six months ended June 30, 2014. The most significant components of the increase for the quarterly and year-to-date periods were higher professional fees related to the proposed merger with First Security as well as an increase in other expense. During the first quarter of 2014, Atlantic Capital received approximately $187,000 in settlement and reimbursements for loan collection costs.

Table 1—Quarterly Selected Financial Data

(in thousands, except share and per share data)

	2015		2014			Second Quarter 2015 to 2014 Change	For the six months ended June 30,		YTD 2015 to 2014 Change
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter		2015	2014
INCOME SUMMARY
Interest income	$10,481	$9,912	$9,878	$9,853	$8,650	21%	$20,393	$16,811	21%
Interest expense	911	880	891	875	852	7	1,791	1,683	6

Net interest income	9,570	9,032	8,987	8,978	7,798	23	18,602	15,128	23
Provision for loan losses	185	364	19	638	572	(68)	549	(169)	(425)

Net interest income after provision for loan losses	9,385	8,668	8,968	8,340	7,226	30	18,053	15,297	18
Noninterest income	3,028	1,182	1,502	1,321	1,249	142	4,210	2,519	67
Noninterest expense	7,821	7,202	7,175	6,653	6,469	21	15,023	12,746	18

Income before income taxes	4,592	2,648	3,295	3,008	2,006	129	7,240	5,070	43
Income tax expense (benefit)	1,690	934	1,144	1,022	673	151	2,624	1,691	55

Net income	$2,902	$1,714	$2,151	$1,986	$1,333	118%	$4,616	$3,379	37%

PER SHARE DATA
Basic earnings per share	$.21	$.13	$.16	$.15	$.10		$.34	$.25
Diluted earnings per share	.21	.12	.16	.15	.10		.33	.25
Cash dividends declared	—	—	—	—	—		—	—
Book value	10.80	10.67	10.48	10.24	10.11		10.80	10.11
Tangible book value(1)	10.72	10.61	10.41	10.20	10.09		10.72	10.09

PERFORMANCE MEASURES
Return on average equity	7.99%	4.83%	6.18%	5.81%	3.96%		6.43%	5.07%
Return on average assets	.84	.51	.66	.63	.44		.68	.58
Net interest margin	2.92	2.86	2.86	3.00	2.77		2.89	2.77
Efficiency ratio	61.95	69.66	68.89	65.06	71.00		65.41	72.23
Average equity to average assets	10.53	10.54	10.62	10.88	11.22		10.54	11.41

ASSET QUALITY
Non-performing loans	$—	$—	$—	$—	$—		$—	$—
Foreclosed properties	27	1,531	1,531	1,531	1,531		27	1,531

Total non-performing assets (NPAs)	27	1,531	1,531	1,531	1,531		27	1,531
Allowance for loan losses	11,985	11,800	11,421	11,301	10,663		11,985	10,663
Net charge-offs	—	(15)	(101)	—	—		(15)	(17)
Allowance for loan losses to loans	1.13%	1.09%	1.10%	1.12%	1.14%		1.13%	1.14
Net charge-offs to average loans(2)	—	(.01)	(.04)	—	—		—	—
NPAs to total assets	—	.11	.12	.12	.13		—	.13

AVERAGE BALANCES
Loans and loans held for sale	$1,062,760	$1,040,657	$1,012,367	$968,023	$870,771	22%	$1,051,769	$846,516	24%
Investment securities	139,707	134,638	131,769	146,575	147,837	(5)	137,186	148,357	(8)
Earning assets	1,314,921	1,280,916	1,244,816	1,188,207	1,130,950	16	1,298,012	1,102,038	18
Total assets	1,379,150	1,346,437	1,311,506	1,256,830	1,200,128	15	1,362,857	1,169,179	17
Deposits	1,113,333	1,085,749	1,067,831	968,944	952,229	17	1,099,591	948,586	16
Shareholders’ equity	145,210	141,930	139,220	136,736	134,650	8	143,579	133,357	8
Number of common shares—basic	13,552,820	13,465,579	13,453,820	13,456,246	13,453,569	1	13,509,441	13,435,047	1
Number of common shares—diluted	13,895,090	13,798,344	13,650,580	13,656,574	13,653,897	2	13,846,975	13,635,375	2

AT PERIOD END
Loans and loans held for sale	$1,058,456	$1,085,250	$1,039,713	$1,010,919	$933,749	13%	$1,058,456	$933,749	13%
Investment securities	140,716	136,783	133,437	143,368	148,847	(5)	140,716	148,847	(5)
Total assets	1,373,267	1,380,768	1,314,859	1,298,748	1,206,773	14	1,373,267	1,206,773	14
Deposits	1,103,061	1,148,611	1,105,845	1,038,720	992,918	11	1,103,061	992,918	11
Shareholders’ equity	146,485	144,159	140,929	137,797	136,167	8	146,485	136,167	8
Number of common shares outstanding	13,562,125	13,508,480	13,453,820	13,453,820	13,462,192	1	13,562,125	13,462,192	1

(1)	Excludes effect of servicing asset intangibles.
(2)	Annualized.

Interest-Earning Assets

Interest-earning assets include loans, investment securities and interest-bearing balances with other banks, all of which reflect varying interest rates based on the risk level and repricing characteristics of the underlying asset. Riskier investments typically carry a higher interest rate but expose Atlantic Capital to potentially higher levels of default.

As discussed in the Annual MD&A, Atlantic Capital has historically focused on maintaining high-asset quality, which results in a loan portfolio subjected to strenuous underwriting and monitoring procedures and correspondingly tighter credit spreads. The credit department actively monitors loan concentrations to ensure potential risks are identified on a timely basis and managed accordingly.

Interest-earning assets averaged $1.3 billion for the second quarter of 2015, compared to $1.1 billion for the second quarter of 2014. The increase was primarily due to higher levels of short-term investments and loans, partially offset by a decrease in investment securities. For the six months ended June 30, 2015, interest-earning assets averaged $1.3 billion compared to $1.1 billion for the same period of the prior year. The increase was primarily due to higher levels of loans and short-term investments, partially offset by a decrease in investment securities.

Loans

At June 30, 2015, total loans increased $19.0 million, or 2%, compared to December 31, 2014, primarily due to increases in construction and land loans as well as consumer loans. Details of loans at June 30, 2015, and December 31, 2014 are provided in Table 2.

Table 2—Loans

(in thousands)

	June 30, 2015	December 31, 2014
Commercial loans:
Commercial and industrial	$368,857	$365,447
Commercial real estate	437,000	439,071
Construction and land	90,039	82,567
Mortgage warehouse loans	113,285	116,939

Total commercial loans	1,009,181	1,004,024

Residential:
Residential mortgages	728	1,320
Home equity	32,005	28,464

Total residential loans	32,733	29,784

Consumer	18,462	9,290

	1,060,376	1,043,098
Less net deferred fees and other unearned income	(3,688)	(3,385)
Less allowance for loan losses	(11,985)	(11,421)

Loans held for investment, net	$1,044,703	$1,028,292

Investment Securities

Investment securities available-for-sale totaled $140.7 million at June 30, 2015, compared to $133.4 million at December 31, 2014. Available-for-sale securities are reported at their aggregate fair value, and unrealized gains and losses are included as a component of other comprehensive income, net of deferred taxes. As of June 30, 2015, investment securities available-for-sale had a net unrealized gain of $369,000, compared to a net unrealized gain of $767,000 as of December 31, 2014. Market changes in interest rates and credit spreads will result in temporary unrealized losses as the market price of securities fluctuate. After evaluating the securities with unrealized losses, management concluded that no other-than-temporary impairment existed as of June 30, 2015.

Changes in the amount of Atlantic Capital’s investment securities portfolio result primarily from balance sheet trends including loans, deposit balances and short-term borrowings. When inflows arising from deposits and short-term borrowings exceed loan demand, Atlantic Capital invests excess funds in the securities portfolio or in short-term investments. Conversely, when loan demand exceeds growth in deposits and short-term borrowings, Atlantic Capital allows interest-bearing balances with other banks to decline and uses proceeds from maturing securities to fund loan demand. Details of investment securities at June 30, 2015 and December 31, 2014 are provided in Table 3.

Table 3—Investment Securities Available for Sale

(Dollars in thousands)

	June 30, 2015		December 31, 2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. treasuries	$5,087	$5,058	$—	$—
U.S. government agencies	17,909	17,886	15,265	15,220
U.S. states and political subdivisions	2,127	2,277	2,158	2,346
Trust preferred securities	4,687	4,250	4,675	4,200
Corporate debt securities	16,006	16,139	16,150	16,328
Residential mortgage-backed securities	94,531	95,106	94,422	95,343

Total	$140,347	$140,716	$132,670	$133,437

Interest-Bearing Liabilities

Interest-bearing liabilities include interest-bearing deposits, short-term borrowings and long-term debt. Average interest-bearing liabilities totaled $911.1 million for the six months ended June 30, 2015, an increase of $110.9 million from June 30, 2014. The increase from June 30, 2014 to June 30, 2015 is the result of average increases in interest checking deposits, brokered deposits and borrowed funds.

Deposits. At June 30, 2015, total deposits were $1.1 billion, a decrease of $2.8 million, or less than 1%, since December 31, 2014. Money market and brokered deposits decreased $26.3 million and $8.5 million, respectively.

Due to Atlantic Capital’s focus on maintaining a strong liquidity position, core deposit retention remains a key business objective. Atlantic Capital believes that bank deposit products remain an attractive option for many customers, but as economic conditions improve, Atlantic Capital recognizes that its liquidity position could be adversely affected as bank deposits are withdrawn and invested elsewhere. Atlantic Capital’s ability to fund future loan growth is dependent on its success at retaining existing deposits and generating new deposits at a reasonable cost.

Short-Term Borrowings. At June 30, 2015, short-term borrowings from FHLB advances totaled $85.3 million compared to $56.5 million at December 31, 2014. The Company also had $30.0 million in Fed Funds Purchased at June 30, 2015 compared to $0 at December 31, 2014.

Net Interest Income

Net interest income for the second quarter of 2015 totaled $9.6 million, a $1.8 million increase from the second quarter of 2014. The increase was primarily due to a $1.8 million increase in interest income on loans, and a $109,000 increase in interest on short-term investments, partially offset by an $89,000 decrease in interest income from the investment portfolio. For the six months ended June 30, 2015, net interest income was $18.6 million, an increase of $3.5 million, or 23% from the same period in 2014. This increase was primarily due to a $3.6 million increase in interest income on loans, and a $231,000 increase in interest on short-term investments, partially offset by a $199,000 decrease in interest income from the investment portfolio.

The net interest margin for the second quarter of 2015 was 2.92%, a 15 basis point increase compared to the second quarter of 2014. The higher net interest margin from the second quarter of 2014 to the second quarter of 2015 was primarily due to higher loan volume. For the six months ended June 30, 2015, the net interest margin was 2.89% compared to 2.77% for the six months ended June 30, 2014. The 12 basis point increase reflected growth and higher yields earned on the loan portfolio, including the mortgage warehouse.

Interest-earning assets averaged $1.3 billion in the second quarter of 2015, an increase of $183.9 million since the second quarter of 2014. Quarter over quarter, average interest-earning asset growth was in loans and reverse repurchase agreements. Interest income totaled $10.5 million for the second quarter of 2015, a $1.8 million increase from the second quarter of 2014. For the six months ended June 30, 2015, interest income was $20.4 million, compared to $16.8 million for the same period of the prior year. The yield on interest-earning assets was 3.20% for the second quarter of 2015, increasing 13 basis points since the second quarter of 2014. The yield on interest earning assets was 3.17% for the first six months of 2015, compared to 3.08% for the first six months of 2014. The increase in the yield on interest-earning assets for the quarter and year-to-date period was primarily due to an increase in the yield earned on loans.

Average loans increased $106.2 million in the second quarter of 2015 from the second quarter of 2014, and interest income earned from loans for the second quarter of 2015 increased $1.2 million when compared to the same quarter in the prior year. The yield for total loans increased during the second quarter of 2015 by 13 basis points compared to the same quarter in the prior year, largely driven by an increase in loan fees. For the six months ended June 30, 2015, average loans increased $113.1 million from the same period of the prior year. The yield for total loans increased by 7 basis points year over year, driven by higher loan fees and a higher yield on commercial loans.

Interest income earned on the investment securities portfolio totaled $710,000 during the second quarter of 2015 compared to $799,000 in the second quarter of 2014. This decrease was the result of a decrease in average balances and declining yields. Average investment securities decreased $8.1 million since the second quarter of 2014, with a 13 basis point decrease in the yield for the period. For the six months ended June 30, 2015, interest income on investment securities decreased $199,000, or 12%, from the six months ended June 30, 2014. The year-to-date decrease was due to lower rates earned and lower average balances of securities.

Interest expense totaled $911,000 during the second quarter of 2015, a $59,000, or 7%, increase from the second quarter of 2014. The rate on average interest-bearing liabilities was 0.40% during the second quarter of 2015, a two basis point decrease from the second quarter of 2014. Average interest-bearing liabilities increased $110.5 million from the second quarter of 2015, primarily due to an increase in the utilization of FHLB funding, average brokered deposits and interest checking. For the six months ended June 30, 2015, interest expense totaled $1.8 million, compared to $1.7 million for the first six months of 2014. The change in interest expense was primarily due to the increased level of FHLB borrowings, brokered deposits and interest checking. The rate on average interest-bearing liabilities was 0.40% for the first six months of 2015, compared to 0.42% for the first six months of 2014.

Average interest-bearing deposits totaled $815.5 million during the second quarter of 2015, an increase of $105.6 million from the second quarter of 2014. For the six months ended June 30, 2015, average interest-bearing deposits totaled $800.8 million, compared to $719.3 million for the first six months of 2014. Average interest-bearing deposits increased during the three and six months ended June 30, 2015, compared to the respective 2014 time periods primarily due to Atlantic Capital’s continued focus on growing low cost transaction deposits.

Table 4—Average Balance Sheets and Net Interest Analysis

(Dollars in thousands)

	Three months ended June 30,
	2015			2014
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets
Total loans	$945,557	$8,670	3.68%	$839,345	$7,439	3.55%
Mortgage warehouse loans	117,202	830	2.84%	31,426	236	3.01%
Investment securities:
Taxable investment securities	137,392	690	2.01%	145,676	780	2.15%
Non-taxable investment securities	2,315	20	3.50%	2,161	19	3.61%

Total investment securities	139,707	710	2.04%	147,837	799	2.17%
Commercial Paper	12,355	28	0.92%	10,556	24	0.90%
Federal funds sold	—	—	0.00%	3,679	3	0.31%
Reverse repurchase agreements	48,037	162	1.35%	25,000	55	0.89%
Time deposits with other banks	743	1	0.23%	—	—	0.00%

Total short-term investments	61,135	191	1.25%	39,235	82	0.84%
Other investments	46,740	32	0.27%	68,914	68	0.39%
FHLB stock	4,580	48	4.25%	4,247	26	2.46%

Total interest-earning assets	1,314,921	10,481	3.20%	1,131,004	8,650	3.07%
Non-earning assets	64,229			69,178

Total assets	$1,379,150			$1,200,182

Liabilities
Interest bearing deposits:
NOW, money market, and savings	661,173	630	0.38%	605,592	598	0.40%
Time deposits	16,528	15	0.37%	16,166	17	0.43%
Internet and brokered deposits	137,839	124	0.36%	88,205	95	0.43%

Total interest-bearing deposits	815,540	769	0.38%	709,963	710	0.40%
Total borrowed funds	111,942	142	0.51%	106,985	142	0.53%

Total interest-bearing liabilities	927,482	911	0.40%	816,948	852	0.42%
Demand deposits	297,793			242,267
Other liabilities	8,665			6,317
Stockholders’ equity	145,210			134,650

Total liabilities and stockholders’ equity	$1,379,150			$1,200,182

Net interest spread			2.80%			2.65%

Net interest income and net interest margin(1)		$9,570	2.92%		$7,798	2.77%

(1)	Net interest income divided by total interest-earning assets using the appropriate day count convention based on the type of interest-earning asset.

	Six months ended June 30,
	2015			2014
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets
Total loans	$939,056	$16,842	3.62%	$825,936	$14,535	3.55%
Mortgage warehouse loans	112,714	1,609	2.88%	20,580	319	3.12%
Investment securities:
Taxable investment securities	134,848	1,372	2.05%	146,531	1,579	2.17%
Non-taxable investment securities	2,338	41	3.54%	1,826	33	3.63%

Total investment securities	137,186	1,413	2.08%	148,357	1,612	2.19%
Commercial Paper	12,418	57	0.92%	7,790	35	0.90%
Federal funds sold	—	—	0.00%	3,609	6	0.34%
Reverse repurchase agreements	48,045	325	1.36%	25,000	111	0.90%
Time deposits with other banks	743	1	0.36%	—	—	0.00%

Total short-term investments	61,206	383	1.26%	36,399	152	0.84%
Other investments	43,244	56	0.26%	67,224	136	0.41%
FHLB stock	4,606	90	3.95%	3,542	57	3.25%

Total interest-earning assets	1,298,012	20,393	3.17%	1,102,038	16,811	3.08%
Non-earning assets	64,845			67,141

Total assets	$1,362,857			$1,169,179

Liabilities
Interest bearing deposits:
NOW, money market, and savings	652,782	1,244	0.38%	614,812	1,209	0.40%
Time deposits	16,266	31	0.39%	16,248	35	0.43%
Internet and brokered deposits	131,724	236	0.36%	88,224	185	0.42%

Total interest-bearing deposits	800,772	1,511	0.38%	719,284	1,429	0.40%
Total borrowed funds	110,365	280	0.51%	80,970	254	0.63%

Total interest-bearing liabilities	911,137	1,791	0.40%	800,254	1,683	0.42%
Demand deposits	298,819			229,302
Other liabilities	9,322			6,266
Stockholders’ equity	143,579			133,357

Total liabilities and stockholders’ equity	$1,362,857			$1,169,179

Net interest spread			2.77%			2.66%

Net interest income and net interest margin(1)		$18,602	2.89%		$15,128	2.77%

(1)	Net interest income divided by total interest-earning assets using the appropriate day count convention based on the type of interest-earning asset.

The following table shows the relative effect on net interest income for changes in the average outstanding amounts (volume) of interest-earning assets and interest-bearing liabilities and the rates earned and paid on such assets and liabilities (rate). Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 5—Changes in Net Interest Income

	Three Months Ended June 30, 2015 Compared to 2014 Increase (decrease) Due to Changes in:			Six Months Ended June 30, 2015 Compared to 2014 Increase (decrease) Due to Changes in:
	Volume	Yield/Rate	Total Change	Volume	Yield/Rate	Total Change
	(dollars in thousands)
Interest earning assets
Total loans	$919	$312	$1,231	$1,928	$379	$2,307
Mortgage warehouse loans	607	(13)	594	1,315	(25)	1,290
Investment securities:
Taxable investment securities	(38)	(52)	(90)	(107)	(100)	(207)
Non-taxable investment securities	1	—	1	9	(1)	8

Total investment securities	(37)	(52)	(89)	(98)	(101)	(199)
Commercial Paper	4	—	4	21	1	22
Federal funds sold	—	(3)	(3)	—	(6)	(6)
Reverse repurchase agreements	78	29	107	156	58	214
Time deposits w/other banks	1	—	1	1	—	1

Total short-term investments	83	26	109	178	53	231
Other investments	(15)	(21)	(36)	(31)	(49)	(80)
FHLB stock	3	19	22	21	12	33

Total interest-earning assets	1,560	271	1,831	3,313	269	3,582

Interest bearing liabilities
Interest bearing deposits:
NOW, money market, and savings	31	1	32	29	6	35
Time deposits	—	(2)	(2)	—	(4)	(4)
Internet and brokered deposits	45	(16)	29	79	(28)	51

Total interest-bearing deposits	76	(17)	59	108	(26)	82
Total borrowed funds	11	(11)	—	84	(58)	26

Total interest-bearing liabilities	87	(28)	59	192	(84)	108

Change in net interest income	$1,473	$299	$1,772	$3,121	$353	$3,474

Noninterest Income

The primary sources of noninterest income have primarily consisted of service charges on deposit accounts, derivatives income, bank owned life insurance, and SBA lending activities.

Table 6—Noninterest income

(Dollars in thousands)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	$	%	2015	2014	$	%
Service charges	$501	$268	$233	87%	$827	$517	$310	60%
Securities gains, net	—	—	—	—	—	44	(44)	(100)
Derivatives income	65	(6)	71	(1,183)	148	44	104	236
Bank owned life insurance	1,336	239	1,097	459	1,567	451	1,116	247
SBA lending activities	903	509	394	77	1,261	1,095	166	15
Other noninterest income	223	239	(16)	(7)	407	368	39	11

Total noninterest income	$3,028	$1,249	$1,779	142%	$4,210	$2,519	$1,691	67%

During the second quarter of 2015, noninterest income amounted to $3.0 million compared to $1.2 million during the second quarter of 2014. The increase of $1.8 million was primarily due to a $1.1 million non-recurring gain on bank-owned life insurance. In addition, SBA lending activities increased $394,000, or 77%, from the second quarter of 2014, due to a higher level of loan sales. Service charges were also up $233,000, or 87%, from the second quarter of 2014 to the second quarter of 2015 due to higher foreign exchange income.

For the six months ended June 30, 2015, noninterest income totaled $4.2 million compared to $2.5 million for the first six months of 2014, an increase of 67%. The most significant component of the increase in noninterest income from the first six months of 2014 to the first six months of 2015 was the aforementioned non-recurring BOLI gain. Service charges also increased $310,000, or 60% for the six months ended June 30, 2015 compared to the same period of the prior year.

Noninterest Expense

The primary components of noninterest expense are salaries and related employee benefits, occupancy costs, third-party costs related to data processing and professional fees.

Table 7—Noninterest Expense

(Dollars in thousands)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	$	%	2015	2014	$	%
Salaries and employee benefits	$4,836	$4,588	$248	5%	$9,578	$9,112	$466	5%
Occupancy	423	441	(18)	(4)	844	884	(40)	(5)
Equipment and software	225	227	(2)	(1)	444	455	(11)	(2)
Professional services	1,029	176	853	485	1,646	506	1,140	225
Postage, printing and supplies	18	21	(3)	(14)	42	40	2	5
Communications and data processing	342	311	31	10	673	607	66	11
Marketing and business development	77	79	(2)	(3)	123	126	(3)	(2)
FDIC premiums	189	135	54	40	355	288	67	23
Other noninterest expense	682	491	191	39	1,318	728	590	81

Total noninterest expense	$7,821	$6,469	$1,352	21%	$15,023	$12,746	$2,277	18%

During the second quarter of 2015, noninterest expense amounted to $7.8 million compared to $6.5 million during the second quarter of 2014. The increase of $1.4 million, or 21%, was driven primarily by an increase in professional services. Professional services, such as legal, accounting and consulting fees increased $853,000 from the second quarter of 2014 to the second quarter of 2015, due to the proposed merger with First Security. Salaries and employee benefits increased $248,000, or 5%, primarily due to increases in regular salaries and costs associated with a long-term incentive plan.

For the six months ended June 30, 2015, noninterest expense was $15.0 million compared to $12.7 million for the first six months of 2014, an increase of $2.3 million, or 18%. The increase was due to higher professional services expense as well as salaries and employee benefits expense. In addition, Atlantic Capital recognized $187,000 in reimbursements and settlements related to recovered loan collection costs in the first quarter of 2014, which reduced other noninterest expense in the prior year.

Income Taxes

Atlantic Capital monitors and evaluates the potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities. On a periodic basis, Atlantic Capital evaluates its income tax positions based on current tax law and positions taken by various tax auditors within the jurisdictions where Atlantic Capital is required to file income tax returns.

Income tax expense for the second quarter and first six months of 2015 was $1.7 million and $2.6 million, respectively, compared to income tax expense of $673,000 and $1.7 million, respectively, for the same periods of 2014. The effective tax rate (as a percentage of pre-tax earnings) for the three and six months ended June 30, 2015 was 36.8% and 36.2%, respectively. The effective tax rate for the second quarter and first six months of 2014 was 33.5% and 33.4% during the respective periods. The increase in the effective tax rate for the second quarter and six months ended 2015 resulted from the impact of a higher federal statutory rate.

Shareholders’ Equity and Capital Adequacy

Atlantic Capital and Atlantic Capital Bank are required to meet minimum requirements imposed by regulatory authorities. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on Atlantic Capital’s consolidated financial statements.

Shareholders’ equity at June 30, 2015 was $146.5 million, an increase of $5.6 million from December 31, 2014. Accumulated other comprehensive income, which includes unrealized gains and losses on securities available-for-sale and unrealized gains and losses on derivatives qualifying as cash flow hedges, is excluded in the calculation of regulatory capital ratios. Excluding the change in the accumulated other comprehensive income, shareholders’ equity increased $5.5 million, or 4%, from December 31, 2014. The increase resulted primarily from earnings during the period.

Table 8—Capital Ratios

(dollars in thousands)

	Regulatory Guidelines
	Minimum		Well capitalized		Consolidated				Bank
	Prior to January 1, 2015	Beginning January 1, 2015	Prior to January 1, 2015	Beginning January 1, 2015	June 30, 2015	December 31, 2014			June 30, 2015	December 31, 2014
Risk based ratios:
Common equity tier 1 capital	N/A	4.5%	N/A	6.5%	10.4%		N/A	%	10.5%		N/A	%
Tier 1 Capital	4.0	6.0	6.0	8.0	10.4		11.0		10.5		10.8
Total capital	8.0	8.0	10.0	10.0	11.3		11.9		11.3		11.7
Leverage ratio	4.0	4.0	5.0	5.0	10.4		10.7		10.4		10.5

Common equity tier 1 capital					$143,422	$	N/A		$143,849	$	N/A
Tier 1 capital					143,422		140,242		143,849		137,651
Total capital					155,407		151,663		155,834		149,072

Risk weighted assets					1,376,832		1,279,023		1,376,816		1,278,926
Quarterly average total assets for leverage ratio					1,378,728		1,311,428		1,379,526		1,312,534

Atlantic Capital continues to exceed minimum capital standards and Atlantic Capital Bank remains “well-capitalized” under regulatory guidelines.

In July 2013, bank regulatory agencies approved the Basel III capital guidelines, which are aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. Atlantic Capital and Atlantic Capital Bank became subject to the requirements of Basel III effective January 1, 2015, subject to a transition period for several aspects of the rule.

Under the revised rules, Atlantic Capital’s tier 1 common equity ratio was 10.4% at June 30, 2015, compared to the fully phased-in, well-capitalized minimum of 7.0%, which includes the 2.5% minimum conservation buffer. Management continues to monitor Basel III developments and remains committed to managing Atlantic Capital’s capital levels in a prudent manner.

Table 9—Tier 1 Common Equity Under Basel III

(Dollars in thousands)

June 30, 2015
Tier 1 capital	$143,422
Less: restricted core capital	—

Tier 1 common equity	$143,422

Risk-adjusted assets	$1,376,832
Tier 1 common equity ratio	10.4%

Table 10 discloses the minimum and well-capitalized requirements for the transitional period beginning during 2016 and the fully phased-in requirements that become effective during 2019.

Table 10—Basel III Capital Requirements

	Basel III minimum requirement 2015	Basel III well capitalized 2015	Basel III minimum requirement 2016	Basel III well capitalized 2016	Minimum Capital plus capital conservation buffer 2019
Common equity tier I to risk weighted assets	4.5%	6.5%	4.5%	6.5%	7.0%
Tier 1 capital to risk weighted assets	6.0	8.0	6.0	8.0	8.5
Total capital ratio to risk weighted assets	8.0	10.0	8.0	10.0	10.5
Leverage ratio	4.0	5.0	4.0	5.0	NA

Risk Management

Effective risk management is critical to Atlantic Capital’s success. The Dodd-Frank Act required that banks with total assets in excess of $10 billion establish an enterprise-wide risk committee consisting of members of its board of directors. Although Atlantic Capital does not have total assets in excess of $10 billion, it has established a Credit and Risk Committee that provides oversight of enterprise-wide risk management by combining this function with the Audit Committee. In its risk oversight role, the Audit and Credit and Risk Committees: review periodic reports from management related to Atlantic Capital’s activities to monitor and mitigate significant risks related to Atlantic Capital’s business; monitor management’s execution of risk management practices in accordance with the risk appetite of Atlantic Capital; review supervisory examination reports of state and federal agencies together with management’s response to such examinations; and discuss legal matters that may have a material impact on the financial statements or Atlantic Capital’s compliance policies. With guidance from and oversight by the Audit and Credit and Risk Committees, management continually refines and enhances its risk management policies and procedures to maintain effective risk management programs and processes.

Market Risk. Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rates. This risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Atlantic Capital’s market risk arises primarily from interest rate risk inherent in Atlantic Capital’s lending and deposit-taking activities. The structure of Atlantic Capital’s loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. Atlantic Capital does not maintain a trading account nor is Atlantic Capital subject to currency exchange risk or commodity price risk.

Credit risk management. Credit risk is the risk of not collecting payments pursuant to the contractual terms of loans, leases and investment securities. Atlantic Capital’s independent credit review function conducts risk reviews and analyses of loans to help assure compliance with credit policies and to monitor asset quality trends. The risk reviews include portfolio analysis by geographic location, industry, collateral type and product. Atlantic Capital strives to identify potential problem loans as early as possible, to record charge-offs or write-downs as appropriate and to maintain adequate allowances for loan losses that are inherent in the loan portfolio.

Interest rate risk management. Interest rate risk results principally from assets and liabilities maturing or repricing at different points in time, from assets and liabilities repricing at the same point in time but in different amounts and from short-term and long-term interest rates changing in different magnitudes. Market interest rates also have an impact on the interest rate and repricing characteristics of loans that are originated as well as the rate characteristics of interest-bearing liabilities.

Atlantic Capital assesses interest rate risk by forecasting net interest income under various interest rate scenarios and comparing those results to forecasted net interest income assuming stable rates. Atlantic Capital’s rate shock simulation, as of June 30, 2015, indicates that, over a 12-month period, net interest income is estimated to increase by 18.4% with rates rising 200-basis points. The increase in net interest income is primarily due to the short-term repricing characteristics of the loan portfolio, combined with a favorable funding mix.

Atlantic Capital’s loan book consists mainly of floating rate loans. Atlantic Capital’s core client deposits are likely to allow Atlantic Capital to lag short term interbank rate indices when pricing deposits. Transaction accounts comprise a significant amount of Atlantic Capital’s total deposits.

Atlantic Capital also utilizes the market value of equity (MVE) as a tool in measuring and managing interest rate risk. As of June 30, 2015, the MVE calculated with a 200-basis point shock up in rates decreased by 2.8% from the base case MVE value.

Table 11 provides the impact on net interest income resulting from various interest rate scenarios as of June 30, 2015 and December 31, 2014.

Table 11—Net Interest Income Sensitivity Simulation Analysis

	Estimated increase (decrease) in net interest income
Change in interest rate (basis point)	June 30, 2015	December 31, 2014
+100	8.79%	9.49%
+200	18.43	19.21
+300	29.85	30.50

Long-term interest rate risk exposure is measured using the MVE sensitivity analysis to study the impact of long-term cash flows on capital. Table 12 presents the MVE profile as of June 30, 2015 and December 31, 2014.

Table 12—Market Value of Equity Modeling Analysis

	Estimated % change in MVE
Change in interest rate (basis point)	June 30, 2015	December 31, 2014
+100	(1.43)%	(0.46)%
+200	(2.77)	(0.93)
+300	(4.01)	(1.45)

Atlantic Capital may utilize interest rate swaps, floors, collars or other derivative financial instruments in an attempt to manage Atlantic Capital’s overall sensitivity to changes in interest rates.

Liquidity risk management. Liquidity risk is the risk that an institution will be unable to generate or obtain sufficient funding, at a reasonable cost, to meet operational cash needs and to take advantage of revenue producing opportunities as they arise. Other forms of liquidity risk include market constraints on the ability to convert assets into cash at expected levels, an inability to access funding sources at sufficient levels at a reasonable cost, and changes in economic conditions or exposure to credit, market, operational, legal and reputation risks that can affect an institution’s liquidity risk profile. Liquidity management involves maintaining Atlantic Capital’s ability to meet the daily cash flow requirements of Atlantic Capital Bank’s customers, both depositors and borrowers.

Atlantic Capital utilizes various measures to monitor and control liquidity risk across three different types of liquidity:

•	Tactical liquidity measures the risk of a negative cash flow position whereby cash outflows exceed cash inflows over a short-term horizon;

•	Structural liquidity measures the amount by which illiquid assets are supported by long-term funding; and

•	Contingent liquidity utilizes cash flow stress testing across three crisis scenarios to determine the adequacy of Atlantic Capital’s liquidity.

Atlantic Capital aims to maintain a diverse mix of existing and potential liquidity sources to support the liquidity management function. At its core is a reliance on the retail deposit book, due to the low cost it offers. Other sources of liquidity include asset-based liquidity in the form of cash and unencumbered securities, as well as access to wholesale funding from external counterparties, primarily advances from the FHLB of Atlanta, Federal Funds lines and other borrowing facilities. Atlantic Capital aims to avoid funding concentrations by diversifying external secured and unsecured funding with respect to maturities, counterparties and nature.

At June 30, 2015, Atlantic Capital had access to $251.5 million in unsecured borrowings and $215.8 million in secured borrowings through various sources. Atlantic Capital also has the ability to attract more retail deposits by offering aggressively priced rates. As of June 30, 2015, Atlantic Capital expected to maintain sufficient on-balance sheet liquidity to meet its funding needs.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, accruing loans past due 90 days or more, and OREO. Loans are considered to be past due when payment is not received from the borrower by the contractually specified due date. Interest accruals on loans are discontinued when interest or principal has been in default 90 days or more, unless the loan is secured by collateral that is sufficient to repay the debt in full and the loan is in the process of collection. When a loan is placed on nonaccrual status, interest accrued and not paid in the current accounting period is reversed against current period income. Interest accrued and not paid in prior periods, if significant, is reversed against the allowance for loan losses.

Income on such loans is subsequently recognized on a cash basis as long as the future collection of principal is deemed probable or after all principal payments are received. Commercial loans are placed back on accrual status after sustained performance of timely and current principal and interest payments and it is probable that all remaining amounts due, both principal and interest, are fully collectible according to the terms of the loan agreement. Residential loans and consumer loans are generally placed back on accrual status when they are no longer past due.

At June 30, 2015, Atlantic Capital’s nonperforming assets amounted to $27,000, or less than 0.01%, of assets, compared to $1.5 million, or 0.12% at December 31, 2014.

There were no loans classified as nonaccrual at June 30, 2015 and December 31, 2014. Table 13 provides details on nonperforming assets and other risk elements.

Table 13—Nonperforming assets

(Dollars in thousands)

	2015		2014
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Nonaccrual loans	$—	$—	$—	$—	$—
Loans past due 90 days and still accruing	—	—	—	—	—

Total nonperforming loans (NPLs)	—	—	—	—	—

Other real estate owned	27	1,531	1,531	1,531	1,531

Total nonperforming assets (NPAs)	$27	$1,531	$1,531	$1,531	$1,531

NPLs as a percentage of total loans	—%	—%	—%	—%	—%
NPAs as a percentage of total assets	—	0.11	0.12	0.12	0.13

Troubled Debt Restructurings

TDRs are selectively made to provide relief to customers experiencing liquidity challenges or other circumstances that could affect their ability to meet their debt obligations. Typical modifications include short-term deferral of interest or modification of payment terms. Nonperforming TDRs are not accruing interest and are included as nonperforming assets within nonaccrual loans. TDRs, which are accruing interest based on the restructured terms, are considered performing. No TDRs were made for the six months ended June 30, 2015.

Table 14—Troubled Debt Restructurings

(Dollars in thousands)

	June 30, 2015	December 31, 2014
Accruing TDRs	$6,554	$6,601
Nonaccruing TDRs	—	—

Total TDRs	$6,554	$6,601

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are internally risk graded special mention or below but which are not included in nonaccrual status and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises serious doubts as to the ability of such borrower to comply with the current loan repayment terms. Potential problem loans totaled $8.5 million and $16.3 million, respectively, as of June 30, 2015 and December 31, 2014. As a number of potential problem loans are real estate secured, management closely tracks the current values of real estate collateral when assessing the collectability of these loans.

Allowance for Loan Losses

At June 30, 2015, the allowance for loan losses allocated to loans totaled $12.0 million, or 1.13%, of loans compared to $11.4 million, or 1.10%, at December 31, 2014.

Management considers the allowance adequate to absorb estimated inherent losses that relate to loans outstanding at June 30, 2015, although future adjustments may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require adjustments to the allowance based on information available to them at the time of their examination.

The provision for loan losses recorded during the second quarter and first six months of 2015 totaled $185,000 and $549,000, respectively, compared to $572,000 and a negative provision of $(169,000) during the second quarter and first six months of 2014. A decrease in period end loans from first quarter to second quarter 2015 resulted in a lower provision for loan losses for the three months ended June 30, 2015. The increase for the six months ended June 30, 2015 was primarily due to loan growth over the six month period.

There were no net charge-offs during the second quarter of 2015 or the second quarter of 2014. For the six months ended June 30, 2015, net charge-offs totaled $(15,000) compared to $(17,000) for the six months ended June 30, 2014. Table 15 provides details concerning the allowance for loan losses during the past five quarters.

Table 15—Allowance for Loan Losses (ALL)

(Dollars in thousands)

	2015		2014
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Allowance for loan losses at beginning of period	$11,800	$11,421	$11,301	$10,663	$10,091
Provision for loan losses	185	364	19	638	572
Charge-offs:	—	—	—	—	—

Total charge-offs	—	—	—	—	—

Recoveries:
Commercial real estate	—	—	64	—	—
Commercial construction	—	15	37	—	—

Total recoveries	—	15	101	—	—

Net charge-offs	—	(15)	(101)	—	—

Allowance for loan losses at end of period	$11,985	$11,800	$11,421	$11,301	$10,663

Average loans	$1,062,760	$1,040,657	$1,012,367	$968,023	$870,771

Loans at end of period	1,056,688	1,084,669	1,039,713	1,006,320	933,749

Ratios

Net charge-offs (annualized) to average loans	—%	(0.01)%	(0.04)%	—%	—%
Allowance for loan losses to total loans	1.13	1.09	1.10	1.12	1.14

Off-Balance Sheet Risk

Atlantic Capital makes contractual commitments to extend credit and issues standby letters of credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, Atlantic Capital also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the customer fails to meet a contractual obligation to the third party. At June 30, 2015, Atlantic Capital had issued commitments to extend credit of approximately $403.8 million and standby letters of credit of approximately $10.0 million through various types of commercial lending arrangements.

Based on historical experience, many of the commitments and letters of credit will expire unfunded. Through its various sources of liquidity, Atlantic Capital believes it will be able to fund these obligations as they arise. Atlantic Capital evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Atlantic Capital’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Quantitative and Qualitative Disclosures about Market Risk

Information about market risk is set forth in Atlantic Capital’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2014, 2013 and 2012—Risk Management” and related tables and in Atlantic Capital’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Quarter and Six Months Ended June 30, 2015—Risk Management” and related tables.

ATLANTIC CAPITAL’S DIRECTORS AND EXECUTIVE OFFICERS

This section provides information regarding the current directors and executive officers of Atlantic Capital. Each of the current directors of Atlantic Capital is also a current director of Atlantic Capital Bank. Directors of Atlantic Capital serve for a term of one year and are elected at Atlantic Capital’s annual meeting of shareholders, and directors of Atlantic Capital Bank serve for a term of one year and are elected by Atlantic Capital, as Atlantic Capital Bank’s sole shareholder, each year at Atlantic Capital Bank’s annual meeting of shareholders.

Atlantic Capital’s articles of incorporation and bylaws set forth that each holder of twenty-five percent (25%) or more of Atlantic Capital’s then issued and outstanding shares shall have a right to elect a member to the Atlantic Capital Board until the earlier of (1) May 1, 2016; (2) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering of the shares of Atlantic Capital pursuant to the Securities Act for cash; and (3) the time immediately prior to when Atlantic Capital’s shares are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. This election right will terminate when Atlantic Capital common stock is listed on Nasdaq. As of [●], 2015, the only holder of twenty-five percent (25%) or more of Atlantic Capital’s issued and outstanding common stock is BankCap. Pursuant to the authority granted to it under Atlantic Capital’s articles of incorporation and bylaws, BankCap elected Brian D. Jones to the Atlantic Capital Board at the most recent annual meeting of Atlantic Capital shareholders. Mr. Jones is expected to continue as a director of Atlantic Capital following the merger.

The following biographical information discloses each person’s age as of May 15, 2015, business experience and other directorships held during the past five years. It also includes the experiences, qualifications, attributes and skills that caused the nominating committee and the Atlantic Capital Board to determine that the individual should serve as a director for Atlantic Capital, and the year that each individual was first elected to the Atlantic Capital Board or previously to the Board of Directors of Atlantic Capital Bank. Unless otherwise specified, each nominee has held his or her current position for at least five years. Atlantic Capital’s officers are appointed or elected by the Atlantic Capital Board and hold office at the discretion of the Atlantic Capital Board.

See “The Merger—Board of Directors and Management of Atlantic Capital Following Completion of the Merger” for the names and biographical information for the directors and executive officers of Atlantic Capital and the Surviving Bank following the Effective Time.

Directors

Walter M. “Sonny” Deriso, Jr. (68)—Mr. Deriso has been Chairman and a director of Atlantic Capital since October 2006. Mr. Deriso served as Atlantic Capital’s Executive Chairman from October 2006 to June 2013 and has served as Atlantic Capital’s Non-executive Chairman since June 2013. From 1997 to February 2005, Mr. Deriso served as Vice Chairman of Synovus Financial Corp., a diversified financial services company, in Columbus, Georgia, where he was responsible for Synovus Financial Management Services, including Synovus Securities, Inc., Synovus Trust Company, Synovus Insurance Company, Inc. and Private Client Services and 14 Synovus banks. From 1997 to 2005, he served as a member of the Board of Directors of Synovus Financial Corp, as Chairman of the Board of Synovus Trust Company, as Chairman of Synovus Insurance Services, Inc. of Georgia, Alabama and South Carolina and as Chairman of the Synovus Leadership Institute. From 1997 to 2006, Mr. Deriso served as Chairman of the Board of Security Bank and Trust Company of Albany, a Synovus bank. He is currently a member of the Board of Trustees of Emory University, a member of the Board of Directors of Post Properties, Inc., Chairman of The Foundation of the Methodist Children’s Home of the South Georgia Conference and member of the Board of Directors of the Georgia Chamber of Commerce. The Atlantic Capital Board believes that Mr. Deriso’s strong leadership and deep institutional knowledge and perspective regarding Atlantic Capital’s strengths, weaknesses, and opportunities qualify him to serve on the Atlantic Capital Board.

Douglas L. Williams (57)—Mr. Williams has been President, Chief Executive Officer and a director of Atlantic Capital since October 2006. From 1980 until 2006, Mr. Williams was with Wachovia Corporation (“Wachovia”), a diversified financial services company, where he served in a variety of banking assignments. From 2003 until 2006, Mr. Williams was Managing Director and Head of the International Corporate Finance Group, with responsibility for Wachovia’s investment banking and corporate finance activities with corporations based in Europe, Asia and Latin America. From 2001 until 2004, he served as Executive Vice President and Head of the Global Corporate Banking Division, which was comprised of over 300 banking professionals, managing corporate banking relationships within 12 specialized industry groups and four global regions. From 2000 until 2001, when Wachovia merged with First Union, Mr. Williams was Chief Risk Officer for all corporate, institutional and wholesale banking activities. Mr. Williams’ prior assignments at Wachovia included a variety of corporate relationship management and risk management officer positions. Mr. Williams serves as Chairman of the Community Depository Institutions Advisory Council for the Sixth Federal Reserve District and on the Boards of Directors of the Metro Atlanta Chamber of Commerce, the Georgia Chamber of Commerce, the YMCA of Metropolitan Atlanta and the High Museum of Art. Mr. Williams is also a member of the Buckhead Coalition. The Atlantic Capital Board believes that Mr. Williams’ strong leadership as Chief Executive Officer, executive experience, deep institutional knowledge and perspective regarding Atlantic Capital’s strengths, weaknesses, and opportunities qualify him to serve on the Atlantic Capital Board.

J. David Allen, D.D.S. (70)—Dr. Allen has been a director of Atlantic Capital since October 2006. He was the Founder and Senior Managing Partner of Oral and Maxillofacial Surgery Associates, a group of oral surgeons with eight offices across Metropolitan Atlanta and Athens, Georgia. He held this position from 1975 until his retirement in November 2006. He was a member of the Department of Surgery at the Emory School of Medicine and a Clinical Assistant Professor in the Division of Oral and Maxillofacial Surgery from 1983 until 2006. Dr. Allen was the Chairman of the statewide Georgia Chamber of Commerce in 2007 and has served on its Board of Directors since 2000. He currently serves as Founding Chairman and Chairman Emeritus of the Georgia Natural Resources Foundation and is a Term Trustee of the Emory University Board of Trustees. In addition, Dr. Allen is a Director of the Emory Healthcare Board and the Emory Clinic, a Trustee of the Woodruff Health Sciences Center Board, and is a Curator of the Georgia Historical Society. He is also a member of the Atlanta Rotary Club. Dr. Allen is on Georgia Trend magazine’s 2015 list of the “100 Most Influential Georgians.”

Rene M. Diaz (53)—Mr. Diaz has been a director of Atlantic Capital since October 2006. Mr. Diaz has spent his entire career with Diaz Foods, a specialty food distributor, where he has served as President and Chief Executive Officer since 1980. Mr. Diaz also owns and manages four other companies: Diaz Produce, Tortillas de Casa, La Cena and EDUA Holdings. He is also the President of the Diaz Group, the management company for all five companies. Mr. Diaz is currently active on several civic and corporate boards of directors: F.A.B., a national marketing and food buying cooperative; Board of Advisors of the J. Mack Robinson College of Business, United Way of Greater Atlanta; Young Harris College, Board of Trustees; Georgia Hispanic Chamber of Commerce; Emory University Center for Ethics, Advisory Board; Georgia State University, and Junior Achievement. Some of Mr. Diaz’s past board involvements include The Community Foundation, the Atlanta Community Food Bank, Children’s Healthcare of Atlanta, The Carter Center, the Atlanta Symphony Orchestra, the Latin American Association, Leadership Atlanta, the Alliance Theatre Company and Zoo Atlanta. Mr. Diaz has been recognized both locally and nationally as one of the outstanding Hispanic entrepreneurs in the United States. He was recognized as a regional finalist for the 2006 Ernst & Young Entrepreneur of the Year Award. Mr. Diaz was also the recipient of the 2003 Legacy Award from Big Brothers Big Sisters, the 2003 Georgia State University Robinson College of Business’ Inaugural Entrepreneurship Award and has been listed by the Atlanta Business Chronicle as one of the “Top 100 Most Influential Atlantans.” Mr. Diaz graduated from Georgia State University where he received a Bachelor of Business Administration and was the recipient of the National Food Brokers Education Foundation Scholarship. Mr. Diaz is a graduate of Leadership Atlanta, the Regional Leadership Institute (RLI), the Diversity Leadership Academy of Atlanta and the Middle East Travel Seminar (Mets) program. Mr. Diaz attended Marist School in Atlanta, Georgia and graduated in 1980.

Douglas J. Hertz (62)—Mr. Hertz has been a director of Atlantic Capital since March 2011. Mr. Hertz began his professional career with KPMG LLP in New Orleans in the accounting and consulting services area. Upon returning to Atlanta, he joined United Distributors, Inc., a privately held beverage distributor and became its President and Chief Executive Officer in 1984. Mr. Hertz is Chairman of Camp Twin Lakes, a camping facility designed for chronically ill and disadvantaged children that he founded in 1989. He sits on the boards of Atlantic Capital Bank, Georgia Research Alliance, Woodruff Arts Center and other civic organizations in Atlanta. Mr. Hertz serves as a trustee of the East Lake Community Foundation, Holly Lane Foundation and the Marcus Foundation. Mr. Hertz is an Emeritus Trustee of Tulane University and is the immediate Past Chair of the Board of Children’s Healthcare of Atlanta. The Atlantic Capital Board believes that Mr. Hertz’s oversight and risk management experience, in addition to his knowledge of and experience in financial reporting and accounting, qualify him to serve on the Atlantic Capital Board.

Brian D. Jones (48)—Mr. Jones has been a director of Atlantic Capital since October 2006. He is a Founder and Partner of BankCap Partners, which was formed in 2005. BankCap Partners is a private equity firm focused on investing in commercial banking institutions. Mr. Jones has more than 25 years of financial institutions experience. Prior to co-founding BankCap Partners, Mr. Jones served as Executive Vice President and Managing Director of Carreker Corporation, a publicly traded, bank-focused financial technology company, in charge of Strategy and M&A. From 2009 to 2013, Mr. Jones was a member of the board of directors of Xenith Bancshares, Inc. From 1989 to 2002, he was a Senior Managing Director in the Investment Banking Group for Bear, Stearns & Co. Inc., working in its Los Angeles, New York, and Dallas offices. He began his career at Touche, Ross, & Co. Inc. Mr. Jones is a CPA (Certified Public Accountant), a CGMA (Chartered Global Management Accountant), and a member of YPO (Young Presidents Organization). He received his Bachelor of Business Administration degree from Baylor University. The Atlantic Capital Board believes that Mr. Jones’ extensive experience in working with financial institutions, together with his understanding and oversight of Atlantic Capital’s financial reporting and corporate finance matters, qualify him to serve on the Atlantic Capital Board.

R. Charles Shufeldt (65)—Mr. Shufeldt has been a director of Atlantic Capital since January 2011. Since October 2014, Mr. Shufeldt has been a full-time employee of Brown Brothers Harriman, where he was a senior advisor since 2010. Mr. Shufeldt started his career more than three decades ago at Brown Brothers Harriman in New York. He moved to Atlanta in 1984, where he joined the predecessor of SunTrust Bank and started a corporate finance business for the commercial bank. For more than 20 years, he worked in corporate banking, capital markets and investment banking at SunTrust. Mr. Shufeldt serves on the Boards of Telarix Inc., Scivantage Inc., Long Lines Inc., and PrimeRevenue, as well as the Atlanta BeltLine Partnership, Atlanta Beltline, Inc., and the PATH Foundation. The Atlantic Capital Board believes that Mr. Shufeldt’s strong experience in the financial services sector, institutional knowledge and leadership attributes qualify him to serve on the Atlantic Capital Board.

Steven W. Smith (50)—Mr. Smith has been a director of Atlantic Capital since October 2006. Currently, he is a senior consultant with The Pendleton Group, focused on economic and community development and education. From 2011 to 2014, Mr. Smith served as the second ranking executive for the Atlanta Public School System, first as Chief of Staff, and then as Associate Superintendent. Mr. Smith completed requirements for a Masters of Business Administration (MBA) at the University of Georgia’s Terry College of Business. From 2000 to 2008, Mr. Smith served as Vice President of Corporate Responsibility for Turner Broadcasting System, Inc. (“TBS, Inc.”), a news and entertainment production company. Mr. Smith has served as Chairman of the Atlanta Convention & Visitors Bureau, on the Boards of Directors of 100 Black Men of Atlanta, Metro Atlanta Arts & Culture Coalition and Georgia Partnership for Excellence in Education and on the Board of Advisors for the Metro Atlanta Chamber of Commerce.

Chilton Davis Varner (72)—Ms. Varner has been a director of Atlantic Capital since September 2007. Since 1983, Ms. Varner has been a partner at King & Spalding LLP and is the senior partner in King & Spalding’s product liability practice. Ms. Varner serves as an Emeritus Trustee on the Board of Emory University and as a Trustee of The Carter Center. She is a past member of the Board of Directors of the Atlanta Symphony.

Ms. Varner also serves on the Board of Directors of Brown & Brown Insurance, a publicly traded company. The Atlantic Capital Board believes that Ms. Varner’s leadership skills, work experience and strong risk management skills qualify her to serve on the Atlantic Capital Board.

John F. Ward (71)—Mr. Ward has been a director of Atlantic Capital since September 2007. Mr. Ward served as Chairman and Chief Executive Officer of Russell Corporation, an international sporting goods company, from 1998 until 2006. He has previously served on the boards of directors of Lanier Worldwide, Burlington Industries, Delta Galil Industries, Ltd. and Wachovia Bank of North Carolina. He is President of the ArtsBridge Foundation at the Cobb Energy Performing Arts Centre and is on the Board of Directors and past chairman for KIPP Metro Atlanta Charter Schools. He is also a member of the Board of Councilors of the Carter Center and the Board of Governors for the Center for Ethics and Corporate Responsibility at Georgia State University.

Marietta “Martie” Edmunds Zakas (56)—Ms. Zakas has been a director of Atlantic Capital since March 2011. Ms. Zakas is Senior Vice President of Strategy, Corporate Development and Communications at Mueller Water Products, where she has been since 2006. Prior to joining Mueller Water Products, she served in various positions at Russell Corporation from 2001 to 2006, culminating in her role as Corporate Vice President, Chief of Staff, Business Development and Treasurer. From 1993 to 2000, Ms. Zakas held positions of increasing responsibility at Equifax, including serving as Corporate Vice President, Treasurer, Corporate Secretary and Director of Investor Relations. She began her professional career as an investment banker at Morgan Stanley in New York. Ms. Zakas is a Trustee Emerita at Randolph College. She has also served on the boards of Randolph-Macon Woman’s College (now Randolph College), The Westminster Schools, Berkeley Divinity School of Yale University, Georgia Trust and St. Jude’s Recovery Center. Ms. Zakas earned a Bachelor of Arts degree with honors in Mathematics and Economics from Randolph-Macon Woman’s College, a Juris Doctor from the University of Virginia School of Law, and a Master of Business Administration degree from the University of Virginia Darden School of Business. The Atlantic Capital Board believes that Ms. Zakas’ in-depth knowledge of business operations and strategy, together with her broad experience related to financial and corporate governance matters, qualify her to serve on the Atlantic Capital Board.

Executive Officers

Douglas L. Williams (57)—Information regarding Mr. Williams, President and Chief Executive Officer, is included in the director profiles set forth above.

Janet C. Boyst (58)—Ms. Boyst has served as the Executive Vice President of Atlantic Capital Bank and Atlantic Capital overseeing Atlantic Capital Bank’s Operations & Technology division since 2007. Prior to joining Atlantic Capital Bank, Ms. Boyst was a Senior Vice President/group executive of Wachovia Corporation where she worked for over 30 years. In her role at Wachovia, she served as the Director of Electronic Payment Services with operational responsibility for the bank’s wholesale treasury management products including ACH, Wire Transfer, web-based Information Reporting, EDI, Integrated Payables/Receivables, Controlled Disbursement, Account Reconciliation, and International Correspondent payment operations.

Ms. Boyst served on the NACHA Board of Directors from 1994 to 2008. She was named Vice Chairman in 1998 and served as Chairman of the Board from 2000 to 2003. Ms. Boyst has served on the Western Payments Alliance Board of Directors and the Electronic Payments Network Board of Directors. In 2010, she was named to the GACHA Board of Directors and to the steering committee of TAG (Technology Association of GA)—Fin Tech. In 2012, Ms. Boyst was re-elected to serve on the NACHA Board of Directors. She also served as a member of the Payments Institute Board of Regents in 2013.

Ms. Boyst is a native of Roanoke, Virginia, and has a Bachelor of Science degree in Business Administration from the University of North Carolina at Greensboro.

John C. Coffin (49)—Mr. Coffin has served as Atlantic Capital’s Executive Vice President and Banking Group Executive of Atlantic Capital and Atlantic Capital Bank since 2006. He oversees Atlantic Capital Bank’s Corporate and Private Banking divisions. Mr. Coffin’s background includes commercial, capital markets and corporate banking experience. Before becoming an officer of Atlantic Capital, he spent ten years at Wachovia Bank, most recently in the position of Senior Vice President and Atlanta Commercial Banking Team Leader. Prior to this role, he was the Head of the Business Services Corporate Banking Group following Wachovia’s merger with First Union.

From 1996 through 2001, he held other sales management and origination roles, with client coverage responsibility throughout the Southeast.

Prior to joining Wachovia in 1996, Mr. Coffin worked in New York in the Media and Telecommunications Group at Manufacturers Hanover Trust Company, Chemical Bank and Chase Manhattan Bank (through these two mergers).

Mr. Coffin earned a Bachelor of Arts degree in English from Dartmouth College. He received a Master of Business Administration from Columbia University Graduate School of Business, with a Finance and International Business concentration.

Patrick T. Hickey, Jr. (53)—Mr. Hickey has served as Atlantic Capital’s Executive Vice President and Real Estate Finance Group Executive of Atlantic Capital Bank and Atlantic Capital since 2007. He oversees Atlantic Capital Bank’s Commercial Real Estate Banking line of business. Mr. Hickey brings 26 years of experience to Atlantic Capital in the Commercial Real Estate industry. His background includes Commercial Real Estate Lending, Real Estate Development, Real Estate Risk Management, Client Management/Investor Relations responsibilities, and Real Estate Investment Banking research.

Before joining Atlantic Capital Bank, Mr. Hickey served as Vice President at Cousins Properties Incorporated, a public Real Estate Investment Trust (REIT) that actively develops Commercial Real Estate. Prior to joining Cousins, Mr. Hickey was employed by The Westminster Schools for two years as the Director of Major Gifts. Prior to Westminster, Mr. Hickey was a Research Analyst at The Robinson-Humphrey Company, where for over two years he wrote and published sell-side research coverage on publicly traded REITs and real estate companies.

Prior to joining Robinson-Humphrey, Mr. Hickey worked for Wachovia Bank or its predecessors for 15 years. There he held positions as a Commercial Real Estate Lender, Commercial Real Estate Risk Officer, Corporate Risk Officer, and as the Manager of the Large Corporate Commercial Real Estate Lending Group. Mr. Hickey earned a B.A. in Finance from the University of Georgia and received an MBA with a concentration in Finance and Real Estate from the University of Georgia. He is a native of Atlanta.

Anita M. Hill (63)—Ms. Hill has served as the Executive Vice President of Human Resources and Marketing for Atlantic Capital Bank and Atlantic Capital since 2006. She manages all human capital activities within Atlantic Capital, including recruiting, compensation, employee and organizational development, performance management and employee relations.

Prior to joining Atlantic Capital Bank, Ms. Hill worked for ten years at Wachovia Bank in Charlotte, North Carolina. There she served as Senior Vice President within the Corporate and Investment Banking Group’s Human Resource Business Partner team. As a member of Wachovia’s Human Resources leadership team she served as Head of Learning & Development and was a member of the Division’s Diversity Council and Human Capital Strategy Committee. She also served on the Performance Management Committee and as an internal Executive Coach.

Prior to joining Wachovia, Ms. Hill served as a consultant with the Risk Management Association (RMA) and was in Commercial Banking with the former Bank South, now Bank of America. Ms. Hill graduated from the University of Georgia with a B.A. in Political Science. She is a native of Georgia.

Richard A. Oglesby, Jr. (50)—Mr. Oglesby has served as the Executive Vice President and Chief Risk Officer of Atlantic Capital Bank and Atlantic Capital and has served in such roles since Atlantic Capital’s inception in October 2006. Mr. Oglesby is responsible for all credit, market, operating and compliance risks within Atlantic Capital Bank. Prior to joining Atlantic Capital, he worked in Atlanta for Wachovia Bank for 20 years. After starting on the management associate program, Mr. Oglesby’s career included experience in retail banking, business banking, as well as positions in a broad variety of risk management functions. Prior to Wachovia’s merger with First Union, Mr. Oglesby was the Head of Risk Management for all of Wachovia’s Capital Markets businesses. Since the merger in 2001, he served as a Managing Director within the Corporate and Investment Banking Group’s Risk Management team. Most recently, he served as the Chief Credit Officer of the Capital Finance Division which included asset-based lending and equipment finance activities as well as First Union Rail. Additionally, Mr. Oglesby served as the Senior Risk Officer for the Private Equity Business within the Investment Bank.

Mr. Oglesby is a member of the Board of Trustees at Columbia Theological Seminary and Children’s Literature for Children. He graduated from Vanderbilt University in Nashville, Tennessee with a B.A. in Economics. Mr. Oglesby is a native of Atlanta.

Kurt A. Shreiner (51)—Mr. Shreiner has served as the Executive Vice President and Group Executive of Atlantic Capital and Atlantic Capital Bank for the Corporate Financial Services Group since 2006. He has 30 years of experience in client and credit management with a diverse international and domestic background.

From 2002 to 2005 Mr. Shreiner served as the Managing Director and Group Head for Wachovia Securities’ Continental European Group. In that role, he supervised strategic direction, financial performance and client management of the Corporate and Investment Banking Team responsible for European corporations and their subsidiaries. He has extensive experience working with the European corporate market and with U.S.-based subsidiaries of global clients. He also worked as the Managing Director and Group Head for Wachovia Securities’ International Corporate Finance Portfolio from 2001 to 2003.

Prior to his work with Wachovia in Atlanta, Mr. Shreiner led the bank’s London branch during its transition from representative office to corporate banking branch. As the General Manager, he was responsible for setting market strategies for European corporate banking business and was the primary contact for U.K. and U.S. bank regulators.

Mr. Shreiner graduated cum laude from Washington and Lee University with a Bachelor of Science in Commerce.

Carol H. Tiarsmith (57)—Mrs. Tiarsmith has served as the Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Atlantic Capital and the Executive Vice President and Chief Financial Officer of Atlantic Capital Bank since 2006. Mrs. Tiarsmith has over 25 years of experience in finance and accounting, principally involving financial institutions.

Prior to joining Atlantic Capital, Mrs. Tiarsmith served as the Chief Financial Officer of the Real Estate Financial Services and Southern Banking Group of Wachovia Bank, Atlanta, Georgia. There she managed teams of finance professionals who provided strategic and financial support to executives who were responsible for Wachovia’s Commercial Real Estate Lending franchise as well as the Southern Division of the General Bank.

Prior to joining Wachovia in 2004, Mrs. Tiarsmith worked at SouthTrust Bank as Senior Vice President and Director of Management Accounting responsible for Profitability, Planning, and Financial Analysis. Throughout her career with SouthTrust, she held various finance and accounting positions including Director of Performance Management, Controller, and Cost Accounting Manager.

Mrs. Tiarsmith received a B.S. in Commerce and Business Administration from the University of Alabama. She is a graduate of the Stonier Graduate School of Banking.

ATLANTIC CAPITAL’S EXECUTIVE COMPENSATION

This section describes Atlantic Capital’s executive compensation without reference to the impact of the merger. See “The Merger—Board of Directors and Management of Atlantic Capital Following Completion of the Merger” and “The Merger—Atlantic Capital’s Directors and Executive Officers Have Financial Interests in the Merger” for changes that will occur upon consummation of the merger and a description of employment agreements for persons who will become executive officers after the merger.

Atlantic Capital’s general philosophy on executive compensation is to set cash and equity compensation at the 50th percentile of peer institutions. We believe that equity is an important component of our executive compensation package that aligns our executive compensation with our general success, growth and profitability. In addition, our executive compensation philosophy is intended to be consistent with our strategy of recruiting highly experienced executive officers. Our executive officers receive customary benefits such as participation in incentive programs, benefit plans as well as disability benefits and, in certain cases, life insurance benefits.

The tables and disclosures that follow set forth the compensation and certain other information with respect to our “Named Executive Officers.” The Named Executive Officers for 2014 include our Chief Executive Officer and the two other most highly compensated individuals who were serving as executive officers as of December 31, 2014. Our Named Executive Officers for 2014 were:

•	Douglas L. Williams, President and Chief Executive Officer;

•	Richard A. Oglesby, Executive Vice President and Chief Risk Officer; and

•	John C. Coffin, Executive Vice President, Corporate and Private Banking.

Employment Agreements

With the exception of Mr. Williams, we do not have employment agreements with our executive officers. On January 1, 2015, Atlantic Capital entered into an employment agreement with Mr. Williams employing him as the Chief Executive Officer of Atlantic Capital and Atlantic Capital Bank. The term of the agreement continues until December 31, 2017, unless earlier terminated pursuant to the employment agreement. The agreement provides for an initial annual base salary of $414,000, subject to periodic increases as determined by the boards of directors of Atlantic Capital and Atlantic Capital Bank. The boards of directors may approve the payment of a discretionary bonus annually. Mr. Williams is also entitled to additional fringe benefits such as reimbursement of business expenses and a $1,000,000 life insurance policy, and is eligible to participate in any stock option plan, restricted stock, or long-term incentive plans offered by Atlantic Capital or Atlantic Capital Bank that are similar to those offered to other senior executive officers. Mr. Williams is also eligible to participate in any health and welfare benefits plans provided by Atlantic Capital and Atlantic Capital Bank generally to senior executive officers and is entitled to not less than four weeks paid vacation and an annual sick leave benefit as may be established by the boards of directors. In the event of disability, Mr. Williams will receive 100% of his then-current base salary during the first 12 substantially continuous months of such disability, reduced by any amounts paid to Mr. Williams under disability insurance. If Mr. Williams remains disabled for a substantially continuous period that exceeds such 12 months, Atlantic Capital and Atlantic Capital Bank may terminate his employment agreement.

The boards of directors may terminate the employment agreement, with or without cause. If the boards of directors terminate the employment agreement without cause, or if Mr. Williams resigns for a good reason, Mr. Williams is entitled to receive a severance payment equal to Mr. Williams’ base salary plus a target bonus with the base salary to be paid for the greater of 12 months following the date of termination or the balance of the employment term and any incentive compensation component to be paid in a lump sum payment. Mr. Williams may terminate the employment agreement at any time. In the event that he resigns without good reason, he will not receive a severance payment.

In the event of termination of Mr. Williams without cause or a resignation by Mr. Williams for a good reason within 18 months following a change in control or within three months prior to a change in control, Mr. Williams is entitled to receive, as liquidated damages, two times the sum of Mr. Williams’ base salary plus the target bonus and health insurance coverage for a period not to exceed 18 months. Notwithstanding anything to the contrary in the employment agreement, if payments or benefits received by Mr. Williams thereunder would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, such payments or benefits provided to him will be reduced to the extent necessary so that no portion will be subject to the excise tax imposed by Section 4999 of the Code.

Summary Compensation Table

The following narrative, table, and footnotes set forth information concerning the total compensation earned during the fiscal year ended December 31, 2014 by our Named Executive Officers. The individual components of the total compensation reflected in the table are broken out as follows:

Salary. The salaries of our Named Executive Officers are designed to: (i) provide base pay benchmarked to the individual’s level of responsibility, talent and experience; (ii) provide financial predictability; (iii) provide a salary that is market competitive; and (iv) promote retention. The base salary for each Named Executive Officer for 2014 was as follows: Mr. Williams—$414,000; Mr. Oglesby—$300,000; and Mr. Coffin—$305,000.

Short-Term Incentive Plan. Under Atlantic Capital’s Short-Term Incentive Plan (the “STI Plan”), executive officers are eligible to receive discretionary cash bonuses on a case by case basis in order to reward specified performance metrics. The discretionary cash bonus under the STI Plan gives Atlantic Capital the flexibility to take into consideration the different quantitative and qualitative measures over the fiscal year in determining the eligible executive’s bonus. In determining discretionary bonus amounts under the STI Plan, Atlantic Capital may consider a combination of factors, including Atlantic Capital’s overall and the individual’s performance. The annual discretionary bonus is payable at the sole discretion of the Compensation Committee of the Atlantic Capital Board. Discretionary cash bonuses earned for 2014 by each Named Executive Officer were as follows: Mr. Williams—$229,339; Mr. Oglesby—$121,000; and Mr. Coffin—$75,000. In determining to award discretionary cash bonuses to the Named Executive Officers for 2014, the Compensation Committee considered Atlantic Capital’s and the individual’s achievements in 2014.

Executive Officer Long-Term Incentive Plan. In 2012, Atlantic Capital established the Executive Officer Long-Term Incentive Plan (the “LTI Plan”), a long-term incentive plan for certain key employees. The purpose of the LTI Plan is to: (i) balance the short-term orientation of other compensation elements; (ii) directly align management and shareholders interest; (iii) focus executives on the achievement of long-term results; (iv) support the growth and profitability of Atlantic Capital and Atlantic Capital Bank; and (v) retain executive talent. Bonuses under the LTI Plan may be paid in lump sum in cash or in common stock or in any combination of cash and common stock at the discretion of the Compensation Committee of the Atlantic Capital Board. Awards are granted under the LTI Plan for a bonus period, which means a period of more than one year. Awards are based on company-wide performance measures: three-year average operating income; and three-year average net charge offs/average loans. The grant date fair value of the restricted stock awarded to each of the Named Executive Officers for 2014, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”) was as follows: Mr. Williams—$303,900; Mr. Oglesby—$140,250; and Mr. Coffin—$148,038.

2014 Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	All Other Compensation ($)(1)	Total ($)
Douglas L. Williams President and Chief Executive Officer	2014	414,000	229,339	303,900	7,950	955,189

Richard A. Oglesby, Jr. Executive Vice President, Chief Risk Officer	2014	300,000	121,000	140,250	7,950	569,200

John C. Coffin Executive Vice President, Corporate and Private Banking	2014	305,000	75,000	148,038	7,950	535,988

(1)	Named Executive Officers are eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees. The amounts shown in this column represent the value of Atlantic Capital’s matching contributions to the 401(k) accounts of these Named Executive Officers.

Potential Payments Upon a Change-in-Control

The Atlantic Capital Change in Control Plan (the “CIC Plan”) was approved by the Atlantic Capital Board on July 17, 2014. The Compensation Committee of the Atlantic Capital Board administers the CIC Plan and selects which senior officers of Atlantic Capital and Atlantic Capital Bank will participate. The CIC Plan provides that if a participant is terminated from his or her employment with Atlantic Capital or Atlantic Capital Bank without cause or the participant resigns for a good reason during the period that begins 90 days before and ends 540 days after a change in control, the participant (or his or her beneficiary, if applicable) is entitled to receive a cash severance payment in the amount of: (i) 1.5 times the sum of participant’s base salary and his or her target bonus, plus (ii) an amount equal to participant’s base salary multiplied by his or her highest annual incentive target bonus percentage in effect for the calendar year in which participant is terminated, prorated based on the number of calendar days in the calendar year before the participant’s date of termination. Additionally, participants (other than those subject to an individual employment agreement) receive reimbursements under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) severance package and any long term incentive plan awards and any outstanding stock options, warrants, restricted stock, and other equity grants fully vest upon the participant’s termination of employment.

A “change in control” as defined in the CIC Plan is: (i) a change in any one year period in the members of Atlantic Capital’s or Atlantic Capital Bank’s boards of directors such that the members of Atlantic Capital’s or Atlantic Capital Bank’s respective boards at the beginning of the one-year period no longer constitute a majority of the members at the end of such period (unless the nomination for election for each new member of the applicable board was approved by at least two-thirds of the individuals who were members of the applicable board at the beginning of such one year period), or (ii) if any person becomes the beneficial owner of 40% or more of the voting power of Atlantic Capital’s or Atlantic Capital Bank’s respective common stock (other than an acquisition directly by or from Atlantic Capital or Atlantic Capital Bank, an initial public offering of Atlantic Capital’s or Atlantic Capital Bank’s respective common stock, or an acquisition by an employee benefit plan sponsored by Atlantic Capital or Atlantic Capital Bank), or (iii) the consummation of a merger or other transaction involving Atlantic Capital or Atlantic Capital Bank (unless immediately after the consummation at least 50% of the voting power of the stock of the surviving corporation is held by persons who were Atlantic Capital’s or Atlantic Capital Bank’s respective shareholders immediately before the consummation in substantially the same proportion that they held the voting power of the stock of Atlantic Capital or Atlantic Capital Bank immediately before the consummation, no person holds more than 20% of the voting power of the surviving corporation’s stock (other than a person who immediately before the consummation held more than 20% of the voting power of Atlantic Capital or Atlantic Capital Bank’s respective common stock), and at least

50% of the directors of the surviving corporation were directors of Atlantic Capital’s or Atlantic Capital Bank’s respective boards of directors immediately before the consummation, or (iv) the shareholders approve a sale of all or substantially all of Atlantic Capital’s or Atlantic Capital Bank’s assets.

2006 Stock Incentive Plan

General. The Atlantic Capital Board and Atlantic Capital shareholders approved the adoption of the 2006 Stock Incentive Plan (the “2006 Plan”) in 2006. All grants of equity incentive awards to date have been made pursuant to the 2006 Plan. Pursuant to the terms of the 2006 Plan, the 2006 Plan will terminate on January 31, 2016, if not sooner terminated by the Atlantic Capital Board. The 2006 Plan has been superseded by the Atlantic Capital Bancshares, Inc. 2015 Stock Incentive Plan (the “2015 Plan”) approved by Atlantic Capital shareholders at Atlantic Capital’s 2015 Annual Meeting of Shareholders held on May 21, 2015. The discussion that follows summarizes the relevant terms of the 2006 Plan and is qualified in all respects by reference to the terms of the 2006 Plan. You may request a copy of the 2006 Plan by writing to Anita Hill, Executive Vice President, Human Resources and Marketing, of Atlantic Capital at 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305.

Subject to specified adjustment, the maximum number of shares that we were authorized to issue pursuant to awards granted under the 2006 Plan was 2,000,000 shares. Of that number, approximately 500,000 shares remained eligible for issuance as of April 30, 2015 and could be carried forward and made available for issuance under the 2015 Plan.

Purpose; Eligibility. The purpose of the 2006 Plan was to encourage and enable selected employees, directors and independent contractors to acquire or increase holdings of common stock and other equity-based interests in Atlantic Capital in order to promote a closer identification of their interests with those of the company and its shareholders, thereby further stimulating their efforts to enhance Atlantic Capital’s efficiency, soundness, profitability, growth and shareholder value. Awards granted under the 2006 Plan could be in the form of incentive and nonqualified stock options, restricted stock awards, restricted unit awards, performance share awards, performance unit awards, phantom stock awards and/or dividend equivalent awards. Only stock options and restricted stock awards are currently outstanding under the 2006 Plan.

Awards under the 2006 Plan could be made to the employees, directors and independent contractors of Atlantic Capital and its affiliates. As of April 30, 2015 approximately 50 employees and 10 directors were eligible to participate in the 2006 Plan. The book value of Atlantic Capital common stock as of April 30, 2015 was $10.71.

Administration; Amendment. The Compensation Committee of the Atlantic Capital Board, which received delegated authority from the Atlantic Capital Board, administers the 2006 Plan (the “2006 Plan Administrator”). The Compensation Committee has full and final authority to take any action with respect to the 2006 Plan, including to (a) determine all matters relating to awards, (b) prescribe the form(s) of award agreements under the 2006 Plan, (c) establish, amend and rescind rules for 2006 Plan administration and (d) construe and interpret the 2006 Plan, awards and award agreements.

The Atlantic Capital Board may amend, alter or terminate the 2006 Plan at any time, subject to the following (a) shareholder approval if required of any amendment if such approval is required by applicable law and (b) except for anti-dilution adjustments under the 2006 Plan, the option price for any outstanding option may not be decreased after the date of grant nor may any participant surrender any outstanding option to Atlantic Capital as consideration for the grant of a new option with a lower option price. Participant consent is generally needed to amend, alter or terminate any award if such action would materially and adversely affect the participant’s right with respect to the award. The 2006 Plan Administrator may amend the 2006 Plan and any award without participant consent and, except where required by applicable laws, shareholder approval, in order to comply with applicable laws or changes to applicable laws. The 2006 Plan Administrator may also make adjustments to awards upon the occurrence of certain unusual or nonrecurring events and cause any award to be cancelled in consideration of an alternative award or cash payment of equivalent cash value.

Types of Awards. A summary of the material terms of the types of awards currently outstanding under the 2006 Plan is provided below:

Options. As of April 30, 2015, options to purchase 1,663,500 shares of our common stock at a weighted-average exercise price of $10.01 per share, and a weighted-average remaining term of 2.83 years, were outstanding under the 2006 Plan. Of these, approximately 1,075,500 options to purchase approximately 722,500 shares were incentive stock options. The 2006 Plan authorized the grant of both incentive stock options and nonqualified stock options. The administrator determined the option price at which a participant may exercise an option. The option price could not be less than 100% of the fair market value on the date of grant (or 110% of the fair market value with respect to incentive stock options granted to a 10% or more shareholder). The 2006 Plan Administrator also determined the terms and conditions of an option, the period(s) during which a participant could exercise an option and the option term (which, in the case of incentive stock options may not exceed 10 years, or five years with respect to incentive stock options granted to a 10% or more shareholder). The option term could not exceed 10 years (or five years in the case of 10% or more shareholder). Further, no more than 2,000,000 shares of common stock could be granted as incentive stock options under the 2006 Plan.

Unless an individual award agreement provides otherwise, a participant may pay the option price in cash or, to the extent permitted by the 2006 Plan Administrator and applicable laws, by:

•	tendering shares of common stock,

•	withholding shares upon exercise,

•	after a public market for the common stock exists, delivering written notice of exercise to Atlantic Capital and a broker to exercise and irrevocable instructions to promptly deliver the proceeds to pay the option price,

•	such other consideration as the 2006 Plan Administrator may deem appropriate, or

•	a combination of the foregoing.

However, payment by share delivery or share withholding is not available if payment by such means would represent a safety and soundness issue, based on applicable bank regulatory laws and regulations and other guidance.

Restricted Stock Awards. Restricted awards could be in the form of restricted stock awards and/or restricted stock units subject to certain conditions which must be met for the award to vest and be earned, in whole or in part, and be no longer subject to forfeiture. Of restricted awards, only restricted stock awards are currently outstanding under the 2006 Plan. As of April 30, 2015, 141,102 shares of our common stock were subject to restricted stock awards under the 2006 Plan that have not yet vested. Subject to the limitations of the 2006 Plan, the 2006 Plan Administrator was authorized to grant restricted stock awards to such individuals in such numbers, upon such terms, and at such times as the 2006 Plan Administrator determined. Restricted stock awards could be payable in common stock.

The 2006 Plan Administrator determined the restriction period during which a participant could earn a restricted stock award and determined the conditions that must be met in order for a restricted stock award to be granted or to vest or be earned. In the case of restricted stock awards based upon performance criteria, or a combination of performance criteria and continued service, the 2006 Plan Administrator determined the performance measures applicable to such restricted stock awards, which performance measures could be based upon such corporate, business unit or division and/or individual performance factors and criteria as the 2006 Plan Administrator in its discretion deemed appropriate (subject to 2006 Plan terms).

Subject to the terms of the 2006 Plan and the requirements of Code Section 409A, the 2006 Plan Administrator had authority to determine whether and to what degree restricted stock awards had vested and been earned and were payable. If a participant’s employment or service was terminated for any reason and all or any part of a restricted stock award has not vested or been earned pursuant to the terms of the 2006 Plan and the individual award, the participant will forfeit the award and related benefits unless the 2006 Plan Administrator determines otherwise.

Change in Control. Upon a “change in control,” as defined in the 2006 Plan and subject to any Code Section 409A requirements or any applicable bank regulatory approvals or restrictions, the 2006 Plan Administrator has discretion to determine the effect, if any, on awards granted under the 2006 Plan. The 2006 Plan Administrator may determine that an award may vest, be earned or become exercisable (in whole or part), may be assumed or substituted, may be cancelled, or that other actions or no actions will be taken. The 2006 Plan Administrator also has discretion to determine that acceleration or any other effect of a change in control on an award will be subject to both the occurrence of a change in control event and termination of employment or service. The merger does not constitute a “change in control” as defined in the 2006 Plan.

Transferability. Incentive stock options are not transferable other than by will or the laws of intestate succession or, in the 2006 Plan Administrator’s discretion, as may otherwise be permitted in accordance with certain tax regulations. Nonqualified stock options are not transferable other than by will or the laws of intestate succession, except as permitted by the 2006 Plan Administrator in a manner consistent with the registration provisions of the Securities Act of 1933. Restricted stock awards are not generally transferable other than by will or the laws of intestate succession, and participants may not sell, transfer, assign, pledge or otherwise encumber shares subject to such awards until the restriction period and/or performance period has expired and until all conditions to vesting and/or earning the award have been met.

Additional Bank Regulatory Restrictions. We may require a participant to exercise or forfeit any awards if we are so directed by the DBF, the FDIC, or the Federal Reserve Bank of Atlanta, and our capital (or the capital or any of our federally-insured depository subsidiaries) falls below the minimum requirements, as determined by such bank regulators.

Certain U.S. Federal Income Tax Consequences

The following summary generally describes the principal U.S. federal (and not foreign, state or local) income tax consequences of certain awards granted under the 2006 Plan as of the date of this proxy statement. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to Atlantic Capital. The provisions of the Code and related regulations concerning these matters are complicated and their impact in any one case may depend upon the particular circumstances.

Incentive Options. Incentive options granted under the 2006 Plan are intended to qualify as incentive stock options under Code Section 422. Pursuant to Code Section 422, the grant and exercise of an incentive stock option generally will not result in taxable income to the participant (with the possible exception of alternative minimum tax liability) if the participant does not dispose of shares received upon exercise of such option less than one year after the date of exercise and two years after the date of grant, and if the participant has continuously been our employee from the date of grant to three months before the date of exercise (or 12 months in the event of death or disability). However, the excess of the fair market value of the shares received upon exercise of the incentive option over the option price for such shares generally will constitute an item of adjustment in computing the participant’s alternative minimum taxable income for the year of exercise. Thus, certain participants may increase their federal income tax liability as a result of the exercise of an incentive option under the alternative minimum tax rules of the Code.

Atlantic Capital generally will not be entitled to a deduction for income tax purposes in connection with the exercise of an incentive option. Upon the disposition of shares acquired upon exercise of an incentive option, the participant will be taxed on the amount by which the amount realized upon such disposition exceeds the option price, and such amount will be treated as capital gain or loss.

If the holding period requirements for incentive option treatment described above are not met, the participant will be taxed as if he or she received compensation in the year of the disposition. The participant must treat gain realized in the premature disposition as ordinary income to the extent of the lesser of: (a) the fair market value of the stock on the date of exercise minus the option price or (b) the amount realized on disposition of the stock minus the option price. Any gain in excess of these amounts may be treated as capital gain. Atlantic Capital generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Pursuant to the Code and the terms of the 2006 Plan, in no event can there first become exercisable by a participant in any one calendar year incentive options granted by Atlantic Capital with respect to shares having an aggregate fair market value (determined at the time an option is granted) greater than $100,000. To the extent an incentive option granted under the 2006 Plan exceeds this limitation, it will be treated as a nonqualified option. In addition, no incentive option may be granted to an individual who owns, immediately before the time that the option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of Atlantic Capital, unless the option price is equal to or exceeds 110% of the fair market value of the stock and the option period does not exceed five years.

Nonqualified Options. The grant of a nonqualified option should not result in taxable income to a participant or a tax deduction to Atlantic Capital. The difference between the fair market value of the stock on the date of exercise and the option price will constitute taxable ordinary income to the participant on the date of exercise. Atlantic Capital generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting. The participant’s basis in shares of common stock acquired upon exercise of an option will equal the option price plus the amount of income taxable at the time of exercise. Any subsequent disposition of the stock by the participant will be taxed as a capital gain or loss to the participant, and will be long-term capital gain or loss if the participant has held the stock for more than one year at the time of sale.

Restricted Stock Awards. The grant of a restricted stock award will not result in taxable income to the participant or a tax deduction to Atlantic Capital for federal income tax purposes, unless the restrictions on the stock do not present a substantial risk of forfeiture or the award is transferable, as defined under Code Section 83. In the year that the restricted stock is no longer subject to a substantial risk of forfeiture, or the award is transferable, the fair market value of such shares at such date and any cash amount awarded, less cash or other consideration paid (if any), will be included in the participant’s ordinary income as compensation, except that, in the case of restricted stock issued at the beginning of the restriction period, the participant may elect to include in his or her ordinary income as compensation at the time the restricted stock is awarded, the fair market value of such shares at such time, less any amount paid for the shares. Atlantic Capital generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Code Section 409A. Awards granted under the 2006 Plan may be subject to Code Section 409A and related regulations and other guidance. Code Section 409A imposes certain requirements on compensation that is deemed under Code Section 409A to involve deferred compensation. If Code Section 409A applies to the 2006 Plan or any award, and the 2006 Plan and award do not, when considered together, satisfy the requirements of Code Section 409A during a taxable year, the participant will have ordinary income in the year of non-compliance in the amount of all deferrals subject to Code Section 409A to the extent that the award is not subject to a substantial risk of forfeiture. The participant will be subject to an additional tax of 20% on all amounts includable in income and may also be subject to interest charges under Code Section 409A. Atlantic Capital does not have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.

2015 Stock Incentive Plan

General. The Atlantic Capital Board and Atlantic Capital shareholders have each approved the 2015 Plan, which became effective on May 21, 2015. Awards under the 2015 Plan may be made to the employees, directors and independent contractors of Atlantic Capital and its affiliates. Awards granted under the 2015 Plan may be in the form of incentive and nonqualified stock options, stock appreciation rights (“SARs”) (including related and free standing SARs), restricted stock awards, restricted stock unit awards, performance share awards, performance unit awards, phantom stock awards, other stock-based awards, cash bonus awards, and/or dividend equivalent awards. The 2015 Plan provides that awards may be made under it for ten years, unless earlier terminated by the Atlantic Capital Board. The book value of Atlantic Capital common stock as of April 30, 2015 was $10.71.

The 2015 Plan, subject to oversight by the Atlantic Capital Board, will be administered by the Compensation Committee of the Atlantic Capital Board (also referred to herein as the “Administrator”). Under the terms of the 2015 Plan and upon the Atlantic Capital Board’s delegation of authority to the Compensation Committee, the Compensation Committee will be authorized to determine all matters related to awards, including determination of the recipients, the types of award and their terms, interpretation of the 2015 Plan, and establishment of rules and regulations as it deems appropriate. Any determination made by the Compensation Committee under the 2015 Plan will be made in the sole discretion of the Compensation Committee and such determinations will be final and binding on all persons.

The discussion that follows is qualified in all respects by reference to the terms of the 2015 Plan. You may request a copy of the 2015 Plan by writing to Anita Hill, Executive Vice President, Human Resources and Marketing, of Atlantic Capital at 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305.

Share Limitations. The maximum aggregate number of shares of common stock that Atlantic Capital may issue pursuant to awards granted under the 2015 Plan may not exceed the sum of (a) 4,000,000 shares plus (b) the approximately 500,000 shares that will remain available under the 2006 Plan for the grant of awards as of the effective date of the 2015 Plan, plus (c) any shares subject to an award granted under the 2006 Plan, which award is at any time forfeited, cancelled, terminated, expires or lapses for any reason. No further awards will be granted under the 2006 Plan, although outstanding awards granted under the 2006 Plan will continue in accordance with their terms, and shares subject to terminated or forfeited awards granted under the 2006 Plan will roll into the 2015 Plan. The maximum aggregate number of shares of common stock that may be issued under the 2015 Plan pursuant to the grant of incentive stock options may not exceed 4,000,000 shares.

In addition, subject to the terms of the 2015 Plan, in any 12-month period, (i) no participant may be granted options and SARs that are not related to an option for more than 1,000,000 shares of common stock (or the equivalent value thereof based on the fair market value per share of the common stock on the date of grant of an award) and (ii) no participant may be granted awards other than options or SARs that are settled in shares of common stock for more than 1,000,000 shares of common stock (or the equivalent value thereof based on the fair market value per share of the common stock on the date of grant of an award).

The following are not included in calculating the 2015 Plan share limitations described above:

•	shares subject to an award, or any portion thereof, that is canceled, terminates, expires, is forfeited or lapses for any reason;

•	awards settled in cash;

•	dividends, including dividends paid in shares; and

•	any shares subject to an award other than an option or SAR that are not issued for any reason, including by reason of failure to achieve maximum performance goals.

The following shares of common stock may not again be made available for issuance as awards under the 2015 Plan:

•	shares withheld from an award or delivered by a participant to satisfy minimum tax withholding requirements for awards;

•	shares not issued or delivered as a result of the net settlement of an outstanding award;

•	shares used to pay the exercise price related to an outstanding award; and

•	shares repurchased on the open market with the proceeds of an option exercise price.

Shares issued under the 2015 Plan through the settlement, assumption or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition or similar transaction involving Atlantic Capital acquiring another entity will not reduce the maximum number of shares available for delivery under the 2015 Plan. Available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the 2015 Plan and will not reduce the maximum number of shares available under the 2015 Plan, subject to applicable stock exchange listing requirements.

The number of shares reserved for issuance under the 2015 Plan, the participant award limitations and the terms of awards may be adjusted in the event of an adjustment in the capital structure of Atlantic Capital (due to a merger, stock dividend, stock split or similar event).

Purpose and Eligibility; Term. The purposes of the 2015 Plan are to:

•	encourage and enable selected employees, directors and independent contractors of Atlantic Capital and its affiliates to acquire or increase their holdings of our common stock and other equity-based interests in Atlantic Capital;

•	to provide other incentive awards in order to promote a closer identification of their interests with those of Atlantic Capital and our shareholders; and

•	to provide flexibility to Atlantic Capital in its ability to motivate, attract and retain the services of participants upon whose judgment, interest and special effort the successful conduct of its operation largely depends.

Awards can be granted under the 2015 Plan until May 20, 2025 or the 2015 Plan’s earlier termination by the Atlantic Capital Board. Awards may be granted to selected employees, directors and independent contractors of Atlantic Capital or our affiliates in the discretion of the Administrator (as defined below under “Administration; Amendment and Termination”). As of April 30, 2015, approximately 50 employees and 10 directors were eligible to be selected to participate in the 2015 Plan.

Administration; Amendment and Termination. Subject to the terms of the 2015 Plan, the Administrator’s authority includes but is not limited to the authority to:

•	determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of‘ shares of common stock, if any, subject to an award, and all terms, conditions, restrictions and limitations of an award;

•	prescribe the form or forms of agreements evidencing awards granted under the 2015 Plan;

•	establish, amend and rescind rules and regulations for the administration of the 2015 Plan;

•	correct any defect, supply any omission or reconcile any inconsistency in the 2015 Plan or in any award or award agreement; and

•	construe and interpret the 2015 Plan, awards and award agreements made under the 2015 Plan, interpret rules and regulations for administering the 2015 Plan and make all other determinations deemed necessary or advisable for administering the 2015 Plan.

Awards (other than other-stock based awards) granted to employees under the 2015 Plan will generally be subject to a minimum vesting period of one year (which may include installment vesting within such one-year period). Notwithstanding the foregoing, the Administrator may provide for:

•	acceleration of vesting of all or a portion of an award in the event of the participant’s death, disability or retirement or, in certain circumstances, upon a change of control of Atlantic Capital;

•	the grant of an award without a minimum vesting period or accelerated vesting of all or a portion of an award for any reason, but only with respect to awards for no more than an aggregate of 5% of the total number of authorized shares under the 2015 Plan; and

•	the grant of:

•	awards to participants that have different vesting terms in the case of other stock-based awards under the 2015 Plan or awards that are substituted for other equity awards in connection with mergers or similar transactions;

•	awards as an inducement to be employed by Atlantic Capital or to replace forfeited awards from a former employer; or

•	awards that are granted in exchange for foregone cash compensation.

In certain circumstances, the Atlantic Capital Board may expressly delegate to one or more officers of Atlantic Capital or a committee consisting of one or more directors who are also officers of Atlantic Capital the authority, within specified parameters, to grant awards, and to make other determinations under the 2015 Plan with respect to such awards.

The 2015 Plan and awards may be amended or terminated at any time by the Atlantic Capital Board, subject to the following: (a) shareholder approval is required of any 2015 Plan amendment if shareholder approval is required by applicable law, rule or regulation and (b) an amendment or termination of an award may not materially adversely affect the rights of a participant without the participant’s consent. In addition, shareholder approval is required to amend the terms of outstanding options or SARs to reduce the option price or base price of such outstanding options or SARs; exchange outstanding options or SARs for cash, for options or SARs with an option price or base price that is less than the option price or base price of the original option or SAR, or for other equity awards at a time when the original option or SAR has an option price or base price, as the case may be, above the fair market value of the common stock; or take other action with respect to options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of our common stock are listed. The Administrator has unilateral authority to amend the 2015 Plan and any award to the extent necessary to comply with applicable laws, rules or regulations. The Administrator may also adjust awards upon the occurrence of certain unusual or nonrecurring events, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2015 Plan or necessary or appropriate to comply with applicable laws, rules or regulations or as otherwise provided in the 2015 Plan.

Types of Awards. A summary of the material terms of the types of awards authorized under the 2015 Plan is provided below.

Options. The 2015 Plan authorizes the grant of both incentive options and nonqualified options, both of which are exercisable for shares of our common stock, although incentive options may only be granted to our employees. The Administrator will determine the option price at which a participant may exercise an option. The option price must be no less than 100% of the fair market value per share of our common stock on the date of grant, or 110% of the fair market value with respect to incentive options granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any (except for certain options assumed or substituted in a merger or other transaction where the option price is adjusted in accordance with applicable tax regulations). Unless an individual award agreement provides otherwise, the option price may be paid in the form of cash or cash equivalent; in addition, except where prohibited by the Administrator or applicable laws, rules and regulations, payment may also be made by:

•	delivery of shares of common stock owned by the participant;

•	shares of common stock withheld upon exercise;

•	with respect only to purchases upon exercise of an option after a public market for our common stock exists, delivery of written notice of exercise to Atlantic Capital and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to Atlantic Capital the amount of sale or loan proceeds to pay the option price;

•	such other payment methods as may be approved by the Administrator and which are acceptable under applicable law; or

•	any combination of these methods.

The Administrator will determine the term and conditions of an option and the period or periods during which, and conditions pursuant to which, a participant may exercise an option. The option term may not exceed 10 years, or five years with respect to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any. Options are generally subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement provides otherwise.

Stock Appreciation Rights. Subject to the terms of the 2015 Plan, SARs may be granted to the holder of an option (a “related option”) with respect to all or a portion of the shares of common stock subject to the related option (a “related SAR”) or may be granted separately (a “freestanding SAR”). The consideration to be received by the holder of an SAR may be paid in cash, shares of common stock (valued at fair market value on the date of the SAR exercise), or a combination of cash and shares of common stock, as determined by the Administrator. The holder of an SAR is entitled to receive from us, for each share of common stock with respect to which the SAR is being exercised, consideration equal in value to the excess, if any, of the fair market value of a share of common stock on the date of exercise over the base price per share of such SAR. The base price may be no less than the fair market value per share of our common stock on the date the SAR is granted (except for certain SARs assumed or substituted in a merger or other transaction where the base price is adjusted in accordance with applicable tax regulations).

SARs are exercisable according to the terms established by the Administrator and stated in the applicable award agreement. Upon the exercise of a related SAR, the related option is deemed to be canceled to the extent of the number of shares of common stock for which the related SAR is exercised. Likewise, a related SAR will be canceled to the extent of the number of shares as to which a related option is exercised or surrendered. An SAR may not be exercised more than 10 years after it was granted, or such shorter period as may apply to related options in the case of related SARs. The Administrator will determine the extent, if any, to which a participant may exercise an SAR following termination of employment or service, which rights, if any, will be stated in an award agreement.

Restricted Awards. Subject to the terms of the 2015 Plan, the Administrator may grant restricted awards to participants in such numbers, upon such terms and at such times as it determines. Restricted awards may be in the form of restricted stock awards and/or restricted stock units that are subject to certain conditions, which conditions must be met in order for such award to vest or be earned, in whole or in part, and no longer subject to forfeiture. Restricted stock awards are payable in shares of common stock. Restricted stock units may be payable in cash or shares of common stock, or partly in cash and partly in shares of common stock, in accordance with the terms of the 2015 Plan and the discretion of the Administrator.

The Administrator will determine the restriction period for each restricted award and will determine the conditions that must be met in order for a restricted award to be granted or to vest or be earned (in whole or in part). These conditions may include (but are not limited to) payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time (or a combination of attainment of performance objectives and continued service), retirement, disability, death or any combination of such conditions. In the case of restricted awards based upon performance criteria, or a combination of performance criteria and continued service, the Administrator will determine the performance factors applicable to such restricted awards, and these performance factors may vary from participant to participant and between groups of participants and will be based upon such corporate, business unit or division and/or individual performance factors and criteria as the Administrator determines. However, with respect to certain restricted awards payable to “covered employees” (generally the chief executive officer or one of the three next highest compensated named executive officers other than the chief financial officer), subject to the terms of the 2015 Plan, the performance factors are limited to one or more of the performance factors described below under “Performance Factors.” The Administrator has authority to determine whether and to what degree restricted awards have vested and been earned and are payable, as well as to establish and interpret the terms and conditions of restricted awards. If a participant’s employment or service is terminated for any reason and all or any part of a restricted award has not vested or been earned pursuant to the terms of the 2015 Plan and the individual award agreement, the award, to the extent not then vested or earned, will be forfeited unless an award agreement or the Administrator provides otherwise.

Performance Awards. Subject to the terms of the 2015 Plan, the Administrator may grant performance awards to participants upon such terms and conditions and at such times as it determines. Performance awards may be in the form of performance shares and/or performance units. An award of a performance share is a grant of a right to receive shares of common stock or the cash value thereof (or a combination of both) that is contingent upon the achievement of performance or other objectives during a specified period and that has a value on the date of grant equal to the fair market value (as determined in accordance with the 2015 Plan) of a share of common stock. An award of a performance unit is a grant of a right to receive shares of common stock or a designated dollar value amount of common stock which is contingent upon the achievement of performance or other objectives during a specified period, and which has an initial value determined in a dollar amount established by the Administrator at the time of grant.

The Administrator will determine the performance period for each performance award and will determine the conditions that must be met in order for a performance award to be granted or to vest or be earned (in whole or in part). These conditions may include (but are not limited to) payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time or a combination of such conditions. In the case of performance awards based upon specified performance objectives, the Administrator will determine the performance factors to be used in valuing performance awards, and these performance factors may vary from participant to participant and between groups of participants and will be based upon such corporate, business unit or division and/or individual performance factors and criteria as the Administrator determines. However, with respect to certain performance awards payable to covered employees, subject to the terms of the 2015 Plan, the performance factors are limited to one or more of the performance factors described below under “Performance Factors.” The Administrator has authority to determine whether and to what degree performance awards have been earned and are payable, as well as to interpret the terms and conditions of performance awards. If a participant’s employment or service is terminated for any reason and all or any part of a performance award has not been earned pursuant to the terms of the 2015 Plan and the individual award agreement, the award, to the extent not then earned, will be forfeited, unless an award agreement or the Administrator provides otherwise.

Phantom Stock Awards. Subject to the terms of the 2015 Plan, the Administrator may grant phantom stock awards to participants in such numbers, upon such terms and at such times as it determines. An award of phantom stock is an award of a number of hypothetical share units with respect to shares of our common stock, with a value based on the fair market value of a share of common stock.

Subject to the terms of the 2015 Plan, the Administrator has authority to determine whether and to what degree phantom stock awards have vested and are payable and to interpret the terms and conditions of phantom stock awards. Upon vesting of all or part of a phantom stock award and satisfaction of other terms and conditions that the Administrator establishes, the holder of a phantom stock award will be entitled to a payment of an amount equal to the fair market value of one share of our common stock with respect to each such phantom stock unit that has vested and is payable. We may make payment in cash, shares of common stock or a combination of cash and stock, as determined by the Administrator. If a participant’s employment or service is terminated for any reason and all or any part of a phantom stock award has not vested and become payable pursuant to the terms of the 2015 Plan and the individual award agreement, the participant will forfeit the award, to the extent not then vested or earned, unless an award agreement or the Administrator provides otherwise.

Other Stock-Based Awards. Subject to the terms of the 2015 Plan, the Administrator may grant other stock-based awards, which may be valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock or awards for shares of common stock. Such other stock-based awards include, but are not limited to, awards granted in lieu of bonus, salary or other compensation, awards granted with vesting or performance conditions, and/or awards granted without being subject to vesting or performance conditions. Subject to the provisions of the 2015 Plan, the Administrator will determine the number of shares of common stock to be awarded to a participant under (or otherwise related to) such other stock-based awards, whether such awards may be settled in cash or shares of common stock (or a combination of both), and the other terms and conditions of such awards.

Cash Bonus Awards. Subject to the terms of the 2015 Plan, the Administrator also may grant cash bonus awards under the 2015 Plan. Cash bonus awards will be based upon such corporate, business unit or division and/or individual performance factors and criteria as the Administrator determines. However, with respect to certain cash bonus awards payable to covered employees, subject to the terms of the 2015 Plan, the performance factors are limited to one or more of the performance factors described below under “Performance Factors.” Subject to the terms of the 2015 Plan, the aggregate amount of compensation granted to any one participant in any 12-month period in respect of all cash bonus awards and payable in cash will not exceed $2,000,000 for cash-settled awards.

Dividends and Dividend Equivalents. Subject to the terms of the 2015 Plan, the Administrator may provide that awards granted under the 2015 Plan (other than options and SARs) earn dividends or dividend equivalents; however, dividends and dividend equivalents, if any, on unearned or unvested performance-based awards may not be paid (even if accrued) unless and until the underlying award (or portion thereof) has vested or been earned. We may pay such dividends or dividend equivalents currently or credit such dividends or dividend equivalents to a participant’s account, subject to such additional restrictions and conditions as the Administrator may establish. Any dividends or dividend equivalents related to an award will be structured in a manner so as to avoid causing the award or related dividends or dividend equivalents to be subject to Code Section 409A or will otherwise be structured so that the award and dividends or dividend equivalents are in compliance with Code Section 409A.

Change of Control. Under the terms of the 2015 Plan, the following provisions will apply in the event of a change of control:

•	To the extent that the successor or surviving company in the change of control event does not assume or substitute for an award (or in which Atlantic Capital is the ultimate parent corporation and does not continue the award) on substantially similar terms or with substantially equivalent economic benefits (as determined by the Administrator) as awards outstanding under the 2015 Plan immediately prior to the change of control event,

•	all outstanding options and SARs will become fully vested and exercisable, whether or not then otherwise vested and exercisable; and

•	any restrictions, including but not limited to the restriction period, performance period and/or performance criteria applicable to any outstanding awards other than options or SARs will be deemed to have been met, and such awards will become fully vested, earned and payable to the fullest extent of the original grant of the applicable award (or, in the case of performance-based awards, the earning of which is based on attaining a target level of performance, such awards will be deemed earned at target)

•	In addition, in the event that an award is substituted, assumed or continued, the award will become vested (and, in the case of options and SARs, exercisable) in full and any restrictions, including but not limited to the restriction period, performance period and/or performance criteria applicable to any outstanding award other than options or SARs will be deemed to have been met and such awards will become fully vested, earned and payable to the fullest extent of the original award (or, in the case of performance-based awards, the earning of which is based on attaining a target level of performance, such awards will be deemed earned at target), if the employment or service of the participant is terminated within six months before (in which case vesting will not occur until the effective date of the change of control) or one year (or such other period after a change of control as may be stated in a participant’s employment, change in control, consulting or other similar agreement) after the effective date of a change of control if such termination of employment or service (a) is by Atlantic Capital not for cause or (b) is by the participant for good reason.

•	In the event that a participant has entered into an employment agreement as of the effective date of the 2015 Plan or is a participant in Atlantic Capital’s change in control plan or similar arrangement, the participant will be entitled to the greater of the benefits provided upon a change of control of Atlantic Capital under the 2015 Plan or the respective employment agreement, change in control plan or other arrangement.

Transferability. Awards generally are not transferable other than by will or the laws of intestate succession. Participants may not sell, transfer, assign, pledge or otherwise encumber shares subject to a restricted award, performance award, phantom stock award or other stock-based award until the award has vested and all other conditions established by the Administrator have been met.

Performance Factors. Performance measures with respect to certain awards payable to “covered employees” (as described above, the chief executive officer and the three next highest compensated named executive officers other than the chief financial officer) will be limited to one or more of the following, except as otherwise provided by the 2015 Plan: (a) cash flow; (b) return on equity; (c) return on assets; (d) earnings per share; (e) operations expense efficiency milestones; (f) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (g) net income; (h) operating income; (i) book value per share; (j) return on investment; (k) return on capital; (l) improvements in capital structure; (m) expense management; (n) profitability of an identifiable business unit or product; (o) maintenance or improvement of profit margins; (p) stock price or total shareholder return; (q) market share; (r) revenues or sales; (s) costs; (t) working capital; (u) economic wealth created; (v) strategic business criteria; (w) efficiency ratio(s); (x) achievement of division, group, function or corporate financial, strategic or operational goals; (y) net charge offs/average loans, non-performing assets/ending loans, pre-tax, pre-provision income and/or other credit quality measures; and (z) comparisons with stock market indices or performances of metrics of peer companies.

Certain U.S. Federal Income Tax Consequences

The following summary generally describes the principal U.S. federal (and not foreign, state or local) income tax consequences of awards granted under the 2015 Plan as of the date of this proxy statement. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to Atlantic Capital. The provisions of the Code and related regulations concerning these matters are complicated and their impact in any one case may depend upon the particular circumstances.

Incentive Options. Incentive options granted under the 2015 Plan are intended to qualify as incentive stock options under Code Section 422. Pursuant to Code Section 422, the grant and exercise of an incentive stock option generally will not result in taxable income to the participant (with the possible exception of alternative minimum tax liability) if the participant does not dispose of shares received upon exercise of such option less than one year after the date of exercise and two years after the date of grant, and if the participant has continuously been our employee from the date of grant to three months before the date of exercise (or 12 months in the event of death or disability). However, the excess of the fair market value of the shares received upon exercise of the incentive option over the option price for such shares generally will constitute an item of adjustment in computing the participant’s alternative minimum taxable income for the year of exercise. Thus, certain participants may increase their federal income tax liability as a result of the exercise of an incentive option under the alternative minimum tax rules of the Code.

Atlantic Capital generally will not be entitled to a deduction for income tax purposes in connection with the exercise of an incentive option. Upon the disposition of shares acquired upon exercise of an incentive option, the participant will be taxed on the amount by which the amount realized upon such disposition exceeds the option price, and such amount will be treated as capital gain or loss.

If the holding period requirements for incentive option treatment described above are not met, the participant will be taxed as if he or she received compensation in the year of the disposition. The participant must treat gain realized in the premature disposition as ordinary income to the extent of the lesser of: (a) the fair market value of the stock on the date of exercise minus the option price or (b) the amount realized on disposition of the stock minus the option price. Any gain in excess of these amounts may be treated as capital gain. Atlantic Capital generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Pursuant to the Code and the terms of the 2015 Plan, in no event can there first become exercisable by a participant in any one calendar year incentive options granted by Atlantic Capital with respect to shares having an aggregate fair market value (determined at the time an option is granted) greater than $100,000. To the extent an incentive option granted under the 2015 Plan exceeds this limitation, it will be treated as a nonqualified option. In addition, no incentive option may be granted to an individual who owns, immediately before the time that the option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of Atlantic Capital, unless the option price is equal to or exceeds 110% of the fair market value of the stock and the option period does not exceed five years.

Nonqualified Options. The grant of a nonqualified option should not result in taxable income to a participant or a tax deduction to Atlantic Capital. The difference between the fair market value of the stock on the date of exercise and the option price will constitute taxable ordinary income to the participant on the date of exercise. Atlantic Capital generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting. The participant’s basis in shares of common stock acquired upon exercise of an option will equal the option price plus the amount of income taxable at the time of exercise. Any subsequent disposition of the stock by the participant will be taxed as a capital gain or loss to the participant, and will be long-term capital gain or loss if the participant has held the stock for more than one year at the time of sale.

Stock Appreciation Rights. For federal income tax purposes, the grant of an SAR should not result in taxable income to a participant or a tax deduction to Atlantic Capital. Upon exercise, the amount of cash and fair market value of shares received by the participant, less cash or other consideration paid (if any), is taxed to the participant as ordinary income, and Atlantic Capital will generally be entitled to a corresponding income tax deduction to the extent the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Restricted Stock Awards. The grant of a restricted stock award will not result in taxable income to the participant or a tax deduction to Atlantic Capital for federal income tax purposes, unless the restrictions on the stock do not present a substantial risk of forfeiture or the award is transferable, as defined under Code Section 83. In the year that the restricted stock is no longer subject to a substantial risk of forfeiture, or the award is transferable, the fair market value of such shares at such date and any cash amount awarded, less cash or other consideration paid (if any), will be included in the participant’s ordinary income as compensation, except that, in the case of restricted stock issued at the beginning of the restriction period, the participant may elect to include in his or her ordinary income as compensation at the time the restricted stock is awarded, the fair market value of such shares at such time, less any amount paid for the shares. Atlantic Capital generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Restricted Stock Units, Performance Awards, Phantom Stock Awards, Other Stock-Based Awards, Cash Bonus Awards and Dividend Equivalents. The grant of a restricted stock unit, performance award, phantom stock award, other stock-based award, cash bonus award opportunity or a dividend equivalent award generally should not result in taxable income to the participant or a tax deduction to Atlantic Capital for federal income tax purposes. However, the participant will recognize income on account of the settlement of such award. The income recognized by the participant at that time will be equal to any cash that is received and the fair market value of any stock that is received in settlement of the award. Atlantic Capital generally will be entitled to a corresponding income tax deduction upon the settlement of such an award equal to the ordinary income recognized by the participant to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Code Section 409A. Awards granted under the 2015 Plan may be subject to Code Section 409A and related regulations and other guidance. Code Section 409A imposes certain requirements on compensation that is deemed under Code Section 409A to involve deferred compensation. If Code Section 409A applies to the 2015 Plan or any award, and the 2015 Plan and award do not, when considered together, satisfy the requirements of Code Section 409A during a taxable year, the participant will have ordinary income in the year of non-compliance in the amount of all deferrals subject to Code Section 409A to the extent that the award is not subject to a substantial risk of forfeiture. The participant will be subject to an additional tax of 20% on all amounts includable in income and may also be subject to interest charges under Code Section 409A. Atlantic Capital does not have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.

New Plan Benefits

The selection of individuals who will receive awards under the 2015 Plan, and the amount of any such awards is not yet determinable due to vesting, performance and other requirements. Therefore, it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of participants.

Outstanding Equity Awards at Fiscal Year-End

Atlantic Capital has awarded stock options to its senior management and other employees. The terms of these awards typically provide for vesting over a defined period of time, generally three years. The options expire if not exercised within ten years from the date of grant. Atlantic Capital does not have a formula for determining stock option awards. Awards are generally based on the subjective judgment of the President and Chief Executive Officer and on the Compensation Committee’s subjective judgment.

The following table sets forth certain information with respect to equity awards previously awarded to our Named Executive Officers that were outstanding as of December 31, 2014.

Outstanding Equity Awards at Fiscal Year-End Table

		Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Douglas L. Williams, President and Chief Executive Officer	100,000 50,000	— —	— —	10.00 10.00	5/14/2017 1/20/2021	— —	— —	— —	— —

Richard A. Oglesby, EVP, Chief Risk Officer	50,000 12,500	— —	— —	10.00 10.00	5/14/2017 1/20/2021	— —	— —	— —	— —

John C. Coffin, EVP, Corporate and Private Banking	50,000 12,500	— —	— —	10.00 10.00	5/14/2017 1/20/2021	— —	— —	— —	— —

Equity Compensation Plan Information

The following table provides information with respect to securities authorized for issuance under all of Atlantic Capital’s equity compensation plans as of December 31, 2014. This table does not reflect securities authorized for issuance under the 2015 Plan, which was approved by the Atlantic Capital Board and Atlantic Capital shareholders and became effective on May 21, 2015. The maximum aggregate number of shares of common stock that Atlantic Capital may issue pursuant to awards granted under the 2015 Plan may not exceed the sum of (a) 4,000,000 shares plus (b) the approximately 500,000 shares that will remain available under the 2006 Plan for the grant of awards as of May 21, 2015, plus (c) any shares subject to an award granted under the 2006 Plan, which award is at any time forfeited, cancelled, terminated, expires or lapses for any reason. The maximum aggregate number of shares of common stock that may be issued under the 2015 Plan pursuant to the grant of incentive stock options may not exceed 4,000,000 shares.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,663,500	10.01	587,289
Equity compensation plans not approved by security holders	—	—	—
Total	1,663,500	10.01	587,289

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee of the Atlantic Capital Board are Messrs. Hertz (Chairman), Deriso, Jr., Ward, Allen and Diaz. None of the current members of the Compensation Committee of the Atlantic Capital Board served as an officer or employee of Atlantic Capital during the year ended December 31,

2014. No interlocking relationships exist between the Atlantic Capital Board or the Compensation Committee of the Atlantic Capital Board and the board of directors or compensation committee of any other company. None of the members of the Compensation Committee of the Atlantic Capital Board had any transaction that is required to be disclosed as a related person transaction pursuant to SEC rules except Mr. Deriso, Jr., whose transaction is described under “Atlantic Capital’s Certain Relationships and Related Person Transactions” on page [●].

Director Compensation

Atlantic Capital pays its non-employee directors fees for their service as directors. For the year ended December 31, 2014, the non-employee directors received:

•	an annual cash retainer of $20,000;

•	an additional annual cash retainer for the chairs of the committees of the Atlantic Capital Board of $5,000;

•	an additional annual cash retainer for Atlantic Capital’s non-executive Chairman of the Atlantic Capital Board of $70,000, and

•	an annual grant for the non-employee directors (other than the non-executive Chairman of the Atlantic Capital Board) of 881 restricted shares of Atlantic Capital common stock.

The restricted shares were issued at a grant date fair value of $11.35 per share and vest over a period of 12 months. All of the options that were granted in prior years to certain of Atlantic Capital’s non-employee directors options have vested and become exercisable, which includes options to purchase an aggregate of 78,000 shares of Atlantic Capital common stock. For fiscal year 2015, non-employee director annual compensation is expected to be the same as fiscal year 2014.

The following table sets forth information concerning the compensation earned for service on the Atlantic Capital Board during the fiscal year ending December 31, 2014 by each individual who served as a director at any time during the fiscal year.

2014 Director Compensation Table

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Walter M. Deriso, Jr.	90,000	10,000	100,000
J. David Allen	20,000	10,000	30,000
Rene M. Diaz	20,000	10,000	30,000
Douglas J. Hertz	25,000	10,000	35,000
Brian D. Jones	20,000	10,000	30,000
R. Charles Shufeldt	25,000	10,000	35,000
Steven W. Smith	20,000	10,000	30,000
Chilton Davis Varner	20,000	10,000	30,000
John F. Ward	20,000	10,000	30,000
Marietta Edmunds Zakas	25,000	10,000	35,000

(1)	Mr. Williams, who was an employee of Atlantic Capital during the fiscal year ended December 31, 2014, received no compensation for his service as a director. All amounts related to his compensation as a Named Executive Officer during the fiscal year ended December 31, 2014 are included in the “Summary Compensation Table” above.
(2)

Represents the aggregate grant date fair value of restricted stock awards granted during the fiscal year computed in accordance with FASB ASC Topic 718, rather than an amount paid to or realized by the director. For a discussion of the various assumptions made and methods used for determining such amount, see Note 10 in the Notes to Consolidated Financial Statements of Atlantic Capital beginning on page F-1 of this joint proxy statement/prospectus. The table below shows the aggregate numbers of option and restricted awards outstanding for each non-employee director as of December 31, 2014. No option awards were granted to non-employee directors during the year ended December 31, 2014. The option award outstanding for Mr. Deriso was granted entirely in his capacity as an employee of Atlantic Capital Bank during the fiscal years ended December 31, 2011 and December 31, 2007.

	Aggregate Option and Restricted Stock Awards Outstanding as of December 31, 2014 (#)
Name	Options	Restricted Awards
Walter M. Deriso, Jr.	150,000	881
J. David Allen	10,000	881
Rene M. Diaz	10,000	881
Douglas J. Hertz	5,000	881
Brian D. Jones	11,000	881
R. Charles Shufeldt	5,000	881
Steven W. Smith	10,000	881
Chilton Davis Varner	11,000	881
John F. Ward	11,000	881
Marietta Edmunds Zakas	5,000	881

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ATLANTIC CAPITAL

The following table sets forth certain information regarding the beneficial ownership of shares of Atlantic Capital common stock as of May 1, 2015, and assuming consummation of the merger and the Equity Offering, by:

•	each of Atlantic Capital’s directors;

•	each of Atlantic Capital’s executive officers;

•	all of Atlantic Capital’s directors and executive officers as a group; and

•	each shareholder of Atlantic Capital who beneficially owns 5% or more of Atlantic Capital common stock.

The column entitled “Percentage of Shares Outstanding—Before the Merger and Equity Offering” is based on 13,562,571 shares of our common stock outstanding as of May 1, 2015. The column entitled “Percentage of Shares Outstanding—After the Merger and Equity Offering” is based on 24,338,270 shares of common stock assumed to be outstanding at the time, which is subject to the following assumptions:

•	an issuance of a maximum of 8,791,572 shares of common stock (exclusive of shares to be issued in connection with assumption or substitution of outstanding options to purchase First Security common stock) in connection with the merger;

•	an issuance of 1,984,127 shares in connection with the Equity Offering; and

•	no further exercises of options or warrants after May 1, 2015.

The share amounts indicated in the table below are based on “beneficial ownership” concepts as defined by the SEC. Beneficial ownership includes shares owned by spouses, minor children and other relatives residing in the same household and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal. In addition, in computing the number of shares beneficially owned by a person or entity in the tables below and the percentage ownership held by that person or entity, shares of common stock subject to options or warrants or which are otherwise subject to vesting and that are currently exercisable or exercisable within 60 days after May 1, 2015 are deemed outstanding, while these shares of Atlantic Capital common stock are not deemed outstanding for computing percentage ownership of any other person or entity.

Unless otherwise indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person. Unless otherwise indicated in the footnotes to the table, the address of each named person is c/o Atlantic Capital Bancshares, Inc., 3280 Peachtree Road N.E., Suite 1600, Atlanta, Georgia 30305.

	Number of Shares		Percentage of Shares Outstanding
	Before the Merger and Equity Offering		Before the Merger and Equity Offering	After the Merger and Equity Offering
Directors and Officers
J. David Allen	71,786	(1)	*	*
Walter M. Deriso, Jr.	371,469	(2)	2.7%	1.5%
René M. Diaz	69,013	(3)	*	*
Douglas J. Hertz	47,075	(4)	*	*
Brian D. Jones	16,065	(5)	*	*
R. Charles Shufeldt	12,565	(6)	*	*
Steven W. Smith	19,513	(7)	*	*
Chilton Davis Varner	70,286	(8)	*	*
John F. Ward	46,065	(9)	*	*
Marietta Edmunds Zakas	12,075	(10)	*	*
Douglas L. Williams	381,654	(11)	2.8%	1.6%
John C. Coffin	102,874	(12)	*	*
Richard A. Oglesby, Jr.	126,972	(13)	*	*
Directors and Executive Officers as a Group	1,669,766		11.5%	6.6%
(18 persons)

	Number of Shares		Percentage of Shares Outstanding
	Before the Merger and Equity Offering		Before the Merger and Equity Offering	After the Merger and Equity Offering
5% Shareholders
BCP Fund I Southeast Holdings LLC	4,150,000	(14)	29.8%	16.8%
Goldman, Sachs Investment Partners Master Fund LP	1,125,000	(15)	8.3%	4.6%
Trident IV, LP	1,125,000	(16)	8.3%	12.8%

(*)	Less than 1% of the outstanding shares of common stock.
(1)	Consists of 55,986 shares of common stock, 800 shares of restricted stock, 5,000 shares of common stock issuable with respect to warrants presently exercisable and 10,000 shares of common stock issuable with respect to options presently exercisable.
(2)	Consists of 120,669 shares of common stock, 800 shares of restricted stock, 100,000 shares of common stock issuable with respect to warrants presently exercisable and 150,000 shares of common stock issuable with respect to options presently exercisable.
(3)	Consists of 53,213 shares of common stock, 800 shares of restricted stock, 5,000 shares of common stock issuable with respect to warrants presently exercisable and 10,000 shares of common stock issuable with respect to options presently exercisable.
(4)	Consists of 41,275 shares of common stock, 800 shares of restricted stock and 5,000 shares of common stock issuable with respect to options presently exercisable.
(5)	Consists of 4,265 shares of common stock, 800 shares of restricted stock and 11,000 shares of common stock issuable with respect to options presently exercisable. Excludes the 4,150,000 shares (which number includes shares issuable with respect to warrants presently exercisable) held by BCP Fund I Southeast Holdings LLC. Mr. Jones, a director of Atlantic Capital and a director of Atlantic Capital Bank, shares voting and investment power over the shares of our common stock owned by BCP Fund I Southeast Holdings LLC with Scott A. Reed. Messrs. Jones and Reed are the managers of BankCap Equity Fund, LLC, which is the general partner of BankCap Partners, GP, L.P. BankCap Partners, GP, L.P. is the general partner of BankCap Partners Fund I, L.P. BCP Fund I Southeast Holdings LLC is a wholly-owned subsidiary of BankCap Partners Fund I, L.P.
(6)	Consists of 6,765 shares of common stock, 800 shares of restricted stock and 5,000 shares of common stock issuable with respect to options presently exercisable.
(7)	Consists of 8,213 shares of common stock, 800 shares of restricted stock, 500 shares of common stock issuable with respect to warrants presently exercisable and 10,000 shares of common stock issuable with respect to options presently exercisable.
(8)	Consists of 58,486 shares of common stock, 800 shares of restricted stock and 11,000 shares of common stock issuable with respect to options presently exercisable.
(9)	Consists of 34,265 shares of common stock, 800 shares of restricted stock and 11,000 shares of common stock issuable with respect to options presently exercisable. Of the 34,265 shares of common stock, 25,000 shares of common stock are owned by a trust of which Mr. Ward’s spouse is trustee and has power to vote and dispose of the shares.
(10)	Consists of 6,275 shares of common stock, 800 shares of restricted stock and 5,000 shares of common stock issuable with respect to options presently exercisable.
(11)	Consists of 131,654 shares of common stock, 100,000 shares of common stock issuable with respect to warrants presently exercisable and 150,000 shares of common stock issuable with respect to options presently exercisable.
(12)	Consists of 30,374 shares of common stock, 10,000 shares of common stock issuable with respect to warrants presently exercisable and 62,500 shares of common stock issuable with respect to options presently exercisable.
(13)	Consists of 59,472 shares of common stock, 5,000 shares of common stock issuable with respect to warrants presently exercisable and 62,500 shares of common stock issuable with respect to options presently exercisable.
(14)	Consists of 3,800,000 shares of common stock held by BCP Fund I Southeast Holdings, LLC and 350,000 shares of common stock issuable with respect to warrants presently exercisable held by BCP Fund I

Southeast Holdings LLC. Brian D. Jones, a director of Atlantic Capital and a director of Atlantic Capital Bank, shares voting and investment power over these shares with Scott A. Reed. Messrs. Jones and Reed are the managers of BankCap Equity Fund, LLC, which is the general partner of BankCap Partners, GP, L.P. BankCap Partners, GP, L.P. is the general partner of BankCap Partners Fund I, L.P. BCP Fund I Southeast Holdings LLC is a wholly-owned subsidiary of BankCap Partners Fund I, L.P. Excludes 4,265 shares of common stock, 800 shares of restricted stock and 11,000 shares of common stock issuable with respect to options presently exercisable held by Mr. Jones. The address of BCP Fund I Southeast Holdings LLC is c/o Brian D. Jones, 2000 McKinney, Suite 820, Dallas, Texas 75201.
(15)	The address of Goldman, Sachs Investment Partners Master Fund LP is 200 West Street, 34th Floor, New York, New York 10282.
(16)	Consists of 1,106,241 shares of common stock held by Trident IV, L.P. and 18,759 shares of common stock held by Trident IV Professionals Fund, L.P. Trident IV, L.P. and Trident IV Professionals Fund, L.P. are managed by Stone Point Capital LLC. The address of Trident IV, L.P. and Trident IV Professionals Fund, L.P. is c/o Stone Point Capital LLC, 20 Horseneck Lane, 2nd Floor, Greenwich, Connecticut 06830. The percentage shown in the “Percentage of Shares Outstanding—After the Merger and Equity Offering” column reflects shares purchased in the Equity Offering. Following completion of the merger and the Equity Offering, Trident IV, L.P. and Trident IV Professionals Fund, L.P. will beneficially own an aggregate of 3,109,127 shares of common stock.

ATLANTIC CAPITAL’S CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Atlantic Capital Bank conducts banking transactions in the ordinary course of business with officers and directors of Atlantic Capital and Atlantic Capital Bank and their associates, affiliates and family members. While certain provisions of the Sarbanes-Oxley Act generally prohibit us from making personal loans to our executive officers and directors, it permits Atlantic Capital Bank to make loans to our executive officers and directors so long as such loans are on non-preferential terms. Atlantic Capital Bank makes loans to our executive officers, directors and their family members that are made in the ordinary course of business, made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Atlantic Capital or Atlantic Capital Bank, and do not involve more than the normal risk of collectability or present other unfavorable features.

The Atlantic Capital Board has adopted written policies to comply with applicable regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Atlantic Capital Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by Atlantic Capital Bank to its executive officers, directors and principal shareholders).

Pursuant to Atlantic Capital’s Audit Committee charter, the committee reviews and approves all related party transactions between Atlantic Capital and any related person. The committee discusses related party transactions with management regarding the business rational for the transactions and whether appropriate disclosures have been made. Atlantic Capital’s current related party transaction approval policy is not in writing.

Walter M. Deriso, III, the son of Walter M. “Sonny” Deriso, Jr., Chairman of the Atlantic Capital Board, has been employed by Atlantic Capital Bank since its inception and is currently a Senior Vice President. During the fiscal year ended December 31, 2014, 2013 and 2012, Mr. Deriso, III was paid approximately $198,333, $233,333 and $180,000 in aggregate compensation and received other benefits (approximately $12,324, $10,165 and $9,820 in aggregate value) comparable to those received by employees having similar positions. During the fiscal year ending December 31, 2015, Mr. Deriso, III has been paid approximately $209,167 and has received other benefits (approximately $8,837 in aggregate value) through June 30, 2015. The compensation of Mr. Deriso, III was established by Atlantic Capital Bank in accordance with its employment and compensation practices applicable to employees holding comparable positions.

SUBMISSION OF FUTURE ATLANTIC CAPITAL SHAREHOLDER PROPOSALS

It is presently anticipated that Atlantic Capital’s 2016 Annual Meeting of Shareholders will be held in May 2016. In order for shareholder proposals to be included in Atlantic Capital’s proxy materials for that meeting, such proposals must be received by the Secretary of Atlantic Capital at Atlantic Capital’s corporate office no later than [●] and meet all other applicable requirements for inclusion in the proxy statement.

In the alternative, a shareholder may commence his or her own proxy solicitation and present a proposal from the floor at Atlantic Capital’s 2016 Annual Meeting of Shareholders. In order to do so, the shareholder must notify the Secretary of Atlantic Capital in writing, at Atlantic Capital’s corporate office no earlier than [●] and no later than [●], of his or her proposal. If the Secretary of Atlantic Capital is not so notified of the shareholder’s proposal, the Atlantic Capital Board may vote on the proposal pursuant to the discretionary authority granted by the proxies solicited by the Atlantic Capital Board for Atlantic Capital’s 2016 Annual Meeting of Shareholders.

LEGAL MATTERS

The validity of Atlantic Capital common stock to be issued in connection with the merger will be passed upon for Atlantic Capital by Womble Carlyle Sandridge & Rice, LLP, who will also opine as to material federal income tax consequences of the merger on behalf of Atlantic Capital. As of the date of this prospectus, attorneys at Womble Carlyle Sandridge & Rice, LLP beneficially own an aggregate of 20,000 shares of Atlantic Capital common stock. Bryan Cave LLP will opine as to material federal income tax consequences of the merger on behalf of First Security.

EXPERTS

The consolidated financial statements of Atlantic Capital and its subsidiary at December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, appearing in this joint proxy statement/prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of First Security and its subsidiary as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and audit reports incorporated into this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014, and have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Atlantic Capital has filed a registration statement with the SEC under the Securities Act that registers the shares of Atlantic Capital common stock to be issued in the merger to First Security shareholders and includes this joint proxy statement/prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Atlantic Capital and its common stock, First Security and the combined company. The rules and regulations of the SEC allow First Security to omit some information included in the registration statement from this joint proxy statement/prospectus.

In addition, each of Atlantic Capital (File No. 333-204855) and First Security (File No. 000-49747) file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Atlantic Capital and First Security, that file electronically with the SEC. The address of that site is http://www.sec.gov. Atlantic Capital’s website is http://atlanticcapitalbank.com. The information on Atlantic Capital’s website is not a part of this joint proxy statement/prospectus. First Security’s website is http://www.fsgbank.com. The information on First Security’s website is not a part of this joint proxy statement/prospectus.

You may obtain copies of the documents that Atlantic Capital files with the SEC, free of charge, by going to the [●] section of Atlantic Capital’s website (http://atlanticcapitalbank.com), under the “[●]” tab, or by written or oral request to Carol H. Tiarsmith, Executive Vice President and Chief Financial Officer, 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305, telephone: (404) 995-6050.

You may obtain copies of the documents that First Security files with the SEC, free of charge, by going to the Investors section of First Security’s website (http://www.fsgbank.com), under the “Resources” tab, or by written or oral request to John R. Haddock, Chief Financial Officer, Executive Vice President and Secretary, 531 Broad Street, Chattanooga, Tennessee 37402, telephone: (423) 308-2075.

The SEC allows First Security to “incorporate by reference” information into this joint proxy statement/prospectus. This means that First Security can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below, except to the extent that any information in such filings is deemed “furnished” in accordance with SEC rules:

•	First Security’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 12, 2015;

•	First Security’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2015;

•	First Security’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 8, 2015 and for the quarter ended June 30, 2015, filed with the SEC on August 5, 2015; and

•	First Security’s Current Reports on Form 8-K* filed with the SEC on March 25, 2015, March 26, 2015, March 27, 2015, May 8, 2015 (as amended on May 11, 2015), June 10, 2015, June 23, 2015, August 5, 2015, and August 26, 2015.

*	We are not incorporating and will not incorporate by reference into this joint proxy statement/prospectus past or future information on reports furnished or that will be furnished under Items 2.02 and/or 7.01 of, or otherwise with, Form 8-K.

First Security incorporates by reference additional documents that it may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and prior to the termination of this offering (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. A statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document that is incorporated by reference into this joint proxy statement/prospectus, modifies or supersedes that statement. Any statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus from First Security or from the SEC through the SEC’s website at the address described above. Documents incorporated by reference are available from First Security without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from John R. Haddock, Chief Financial Officer, Executive Vice President and Secretary, at 531 Broad Street, Chattanooga, Tennessee 37402, telephone: (423) 308-2075.

If you would like to request documents, please do so by [●], 2015, to receive them before the special meeting of First Security shareholders, or by [●], 2015, to receive them before the special meeting of Atlantic Capital shareholders.

Atlantic Capital has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Atlantic Capital, and First Security has supplied all such information relating to First Security.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that First Security has incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

FINANCIAL STATEMENTS OF ATLANTIC CAPITAL BANCSHARES, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Atlantic Capital Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Atlantic Capital Bancshares, Inc. and its subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantic Capital Bancshares, Inc. and its subsidiary at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 10, 2015

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Balance Sheets

(In Thousands, Except Share Data)

	December 31
	2014	2013
Assets
Cash and due from banks	$36,490	$34,517
Interest-bearing deposits in other banks	12,137	165,581
Other short-term investments	45,623	25,060

Cash and cash equivalents	94,250	225,158
Investment securities available-for-sale	133,437	145,743
Stock in Federal Home Loan Bank, at cost	3,653	1,796
Loans held for investment, net of allowance for loan losses of $11,421 and $10,815, respectively	1,028,292	806,187
Premises and equipment, net	3,612	4,340
Other real estate owned	1,531	1,531
Other assets	50,084	44,637

Total assets	$1,314,859	$1,229,392

Liabilities and stockholders’ equity
Deposits:
Noninterest-bearing demand deposits	$320,346	$244,089
Interest-bearing checking	91,709	78,185
Savings	304	235
Money market	572,658	653,752
Time	16,129	16,648
Brokered deposits	104,699	87,501
Internet deposits	—	743

Total deposits	1,105,845	1,081,153
Federal Home Loan Bank short-term borrowings	56,517	—
Federal Home Loan Bank long-term debt	—	7,837
Accrued expenses and other liabilities	11,568	9,167

Total liabilities	1,173,930	1,098,157

Stockholders’ equity:
Common stock, $1 par value; 100,000,000 shares authorized, 13,497,118 and 13,437,505 shares issued at December 31, 2014 and 2013, respectively	13,497	13,438
Additional paid-in capital	122,838	122,233
Retained earnings/(accumulated deficit)	4,460	(3,056)
Accumulated other comprehensive income (loss)	609	(1,266)
Treasury stock, 43,298 and 11,016 shares at cost at December 31, 2014 and 2013, respectively	(475)	(114)

Total stockholders’ equity	140,929	131,235

Total liabilities and stockholders’ equity	$1,314,859	$1,229,392

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Income

(In Thousands, Except Share Data)

	Year Ended December 31
	2014	2013	2012
Interest income:
Interest on loans held for investment	$32,762	$27,211	$26,825
Interest on loans held for sale	—	1,760	435
Interest on investment securities available-for-sale	3,109	2,917	3,040
Interest and dividends on other interest-earning assets	671	649	633

Total interest income	36,542	32,537	30,933

Interest expense:
Interest on deposits	2,889	3,116	3,453
Interest on Federal Home Loan Bank advances	437	467	713
Interest on federal funds sold and securities sold under agreements to repurchase	123	32	30

Total interest expense	3,449	3,615	4,196

Net interest income before provision for loan losses	33,093	28,922	26,737
Provision for loan losses	488	246	(1,322)

Net interest income after provision for loan losses	32,605	28,676	28,059

Noninterest income:
Service charges	1,170	935	804
Gains on sales and calls of investment securities available-for-sale	59	167	27
Gains on sales of other assets	—	500	—
Derivatives income	245	541	574
Bank owned life insurance	932	833	668
SBA lending activities	2,264	44	—
Other noninterest income	672	855	815

Total noninterest income	5,342	3,875	2,888

Noninterest expense:
Salaries and employee benefits	18,608	17,318	14,864
Occupancy	1,721	1,597	1,551
Equipment and software	921	830	507
Professional services	1,055	860	724
Postage, printing and supplies	91	98	87
Communications and data processing	1,253	1,131	981
Marketing and business development	323	384	320
FDIC premiums	643	589	696
Other noninterest expense	1,959	2,086	2,038

Total noninterest expense	26,574	24,893	21,768

Income before provision for income taxes	11,373	7,658	9,179
Provision for income taxes	3,857	2,515	3,248

Net income	$7,516	$5,143	$5,931

Income per common share-basic	$0.56	$0.38	$0.44

Income per common share-diluted	$0.55	$0.38	$0.44

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

(In Thousands)

	Year Ended December 31
	2014	2013	2012
Net income	$7,516	$5,143	$5,931
Components of other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the period, net of tax of $1,075, $(1,646) and $385, respectively	1,777	(2,712)	630
Reclassification adjustment for gains included in net income net of tax of $22, $63 and $10	(37)	(104)	(17)

Net unrealized gains (losses), net of tax	1,740	(2,816)	613

Change in net unrealized gains on derivative financial instruments accounted for as cash flow hedges, net of tax of $84, $0 and $0, respectively	135	—	—

Total other comprehensive income (loss)	1,875	(2,816)	613

Total comprehensive income	$9,391	$2,327	$6,544

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

(In Thousands, Except Share Data)

	Common stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount
Balance at December 31, 2011	13,261,138	$13,261	$120,523	$(14,130)	$937	$(18)	$120,573
Comprehensive income:
Net income	—	—	—	5,931	—	—	5,931
Change in unrealized gains (losses) on investment securities available-for-sale, net	—	—	—	—	613	—	613

Total comprehensive income							6,544
Acquisition of treasury stock	—	—	—	—	—	(16)	(16)
Issuance of restricted stock	122,524	123	(123)	—	—	—	—
Amortization of restricted stock	—	—	667	—	—	—	667
Stock-based compensation	—	—	316	—	—	—	316

Balance at December 31, 2012	13,383,662	13,384	121,383	(8,199)	1,550	(34)	128,084
Comprehensive income:
Net income	—	—	—	5,143	—	—	5,143
Change in unrealized gains (losses) on investment securities available-for-sale, net	—	—	—	—	(2,816)	—	(2,816)

Total comprehensive income							2,327
Issuance of restricted stock	53,843	54	(54)	—	—	—	—
Forfeiture of restricted stock	—	—	80	—	—	(80)	—
Amortization of restricted stock	—	—	596	—	—	—	596
Stock-based compensation	—	—	228	—	—	—	228

Balance at December 31, 2013	13,437,505	13,438	122,233	(3,056)	(1,266)	(114)	131,235
Comprehensive income:
Net income	—	—	—	7,516	—	—	7,516
Change in unrealized gains (losses) on investment securities available-for-sale, net	—	—	—	—	1,740	—	1,740
Change in unrealized gains on cash flow hedges	—	—	—	—	135	—	135

Total comprehensive income							9,391
Acquisition of treasury stock	—	—	—	—	—	(361)	(361)
Issuance of restricted stock	59,613	59	(59)	—	—	—	—
Amortization of restricted stock	—	—	607	—	—	—	607
Stock-based compensation	—	—	57	—	—	—	57

Balance at December 31, 2014	13,497,118	$13,497	$122,838	$4,460	$609	$(475)	$140,929

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31
	2014	2013	2012
Operating activities
Net income	$7,516	$5,143	$5,931
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization, and accretion	2,009	2,487	2,156
Provision for loan losses	488	246	(1,322)
Write down on other real estate owned	—	—	271
Amortization of restricted stock compensation	607	596	667
Stock option compensation	57	228	316
Deferred income tax (benefit)/expense	(275)	(393)	790
Gain on sales of investment securities available-for-sale	(59)	(167)	(27)
Net increase in cash value of bank owned life insurance	(932)	(833)	(668)
Changes in assets and liabilities:
Net change in loans held for sale	—	56,327	(64,353)
Net decrease (increase) in other assets	(1,158)	4,971	(3,004)
Net (decrease) increase in accrued expenses and other liabilities	2,401	(1,808)	2,794

Net cash provided by (used in) operating activities	10,654	66,797	(56,449)

Investing activities
Purchases of investment securities available-for-sale	(22,312)	(67,264)	(52,028)
Proceeds from sales of investment securities available-for-sale	18,813	16,337	1,037
Proceeds from repayments of investment securities available-for-sale	17,625	26,053	22,513
Proceeds from calls and maturities of investment securities available-for-sale	55	1,000	25,655
Net increase in loans held for investment	(222,593)	(62,751)	(43,530)
Purchases of bank owned life insurance	(4,000)	(4,000)	(10,000)
Purchases/proceeds of Federal Home Loan Bank stock, net	(1,857)	1,432	(688)
Purchases of premises and equipment, net	(304)	(1,347)	(2,071)

Net cash used in investing activities	(214,573)	(90,540)	(59,112)

Financing activities
Net increase deposits	24,692	55,342	151,432
Proceeds from Federal Home Loan Bank advances	605,000	221,508	124,600
Repayments of Federal Home Loan Bank advances	(556,320)	(251,305)	(104,878)
Acquisitions of treasury stock	(361)	—	(16)

Net cash provided by financing activities	73,011	25,545	171,138

Net change in cash and cash equivalents	(130,908)	1,802	55,577
Cash and cash equivalents at beginning of year	225,158	223,356	167,779

Cash and cash equivalents at end of year	$94,250	$225,158	$223,356

Supplemental disclosure of cash paid during year for
Interest	$3,427	$3,649	$4,202

Income taxes	$3,163	$3,093	$3,234

Supplemental disclosure of noncash cash flow information
Acquisition of real estate in settlement of loans	$—	$—	$27

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2014

1. Summary of Significant Accounting Policies

Business and Principles of Consolidation

Atlantic Capital Bancshares, Inc. (Atlantic Capital or the Company), is a bank holding company headquartered in Atlanta, Georgia. The consolidated financial statements include the accounts of Atlantic Capital and its wholly owned subsidiary Atlantic Capital Bank, a Georgia bank (the Bank). The Bank commenced operations in May 2007. The Bank provides commercial bank services, focusing primarily on emerging growth and middle market corporations, commercial real estate developers and investors, and the principals of these companies, as well as other private clients.

All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In preparing the financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, commercial paper, federal funds sold and reverse repurchase agreements. Generally, cash and cash equivalents have maturities of three months or less and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value. Reverse repurchase agreements are not subject to offset.

Investment Securities Available-For-Sale

Investment securities designated as available-for-sale are stated at fair value. Investment securities available-for-sale include securities that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Interest income and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized or accreted over the life of the related security as an adjustment of the yield. Realized gains and losses are included in earnings and the cost of securities sold is derived using the specific identification method. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders’ equity.

Available-for-sale securities are reviewed for other-than-temporary impairment (OTTI). A security is considered to be impaired if the fair value is less than its amortized cost basis at the measurement date. The Company determines whether a decline in fair value below the amortized cost basis is other-than-temporary. The Company determines whether it has the intent to sell the debt security or whether it is more likely than not that it will be required to sell the debt security before the recovery of its amortized cost basis. If either of these conditions is met, the Company must recognize the entire impairment in the Consolidated Statements of Income and write the debt security down to fair value. For debt securities which the Company does not expect to recover the entire amortized cost basis of the security and which do not meet either condition, an OTTI loss is considered to have occurred. The credit loss portion of impairment is recorded as a realized loss in the Consolidated Statements of Income and the temporary impairment related to all other factors is recorded in accumulated other comprehensive income, a component of stockholders’ equity.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Federal Home Loan Bank Stock

The Company holds stock in the Federal Home Loan Bank of Atlanta (FHLB) totaling $3.7 million and $1.8 million as of December 31, 2014 and 2013, respectively. The Company accounts for the stock based on the industry guidance in ASC 325-942, Investments - Other, which requires the investment be carried at cost and be evaluated for impairment based on the ultimate recoverability of the par value. The Company evaluated its holdings in FHLB stock at December 31, 2014, and believes its holdings in the stock are ultimately recoverable at par.

Loans

Loans Held for Investment

Loans are stated at the amount of unpaid principal, net of the allowance for loan losses, deferred income (net of deferred costs) and other unearned income. Interest income on loans is recognized using the effective yield method on the daily balances of the principal amount outstanding. Loan origination fees, net of direct loan origination costs, commitment fees, premiums and discounts are deferred and amortized as an adjustment to yield over the life of the loan, or over the commitment period, as applicable.

Loans are considered to be past due when payment is not received from the borrower by the contractually specified due date. Interest accruals on loans are discontinued when interest or principal has been in default 90 days or more, unless the loan is secured by collateral that is sufficient to repay the debt in full and the loan is in the process of collection. When a loan is placed on nonaccrual status, interest accrued and not paid in the current accounting period is reversed against current period income. Interest accrued and not paid in prior periods, if significant, is reversed against the allowance for loan losses.

Income on such loans is subsequently recognized on a cash basis as long as the future collection of principal is deemed probable or after all principal payments are received. Commercial loans are placed back on accrual status after sustained performance of timely and current principal and interest payments and it is probable that all remaining amounts due, both principal and interest, are fully collectible according to the terms of the loan agreement. Residential loans and consumer loans are generally placed back on accrual status when they are no longer past due.

A loan is considered to be impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. A specific allowance is established for individually evaluated impaired loans as needed. Reserves on impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price, or the fair value of the underlying collateral of the loan if the loan is collateral dependent.

The Company evaluates loans in accordance with the provisions within the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 310-40, Troubled Debt Restructurings by Creditors. Troubled debt restructurings (TDRs) are loans in which the Company has modified the terms and granted an economic concession to a borrower who is experiencing financial difficulties. These modifications may include interest rate reductions, term extensions and other concessions intended to minimize losses. Typically, loans accruing interest at the time of the modification remain on accrual status and are subject to the Company’s charge-off and nonaccrual policies. Loans on nonaccrual prior to modification remain on nonaccrual. TDRs may be returned to accrual status as outlined above. Interest income recognition on impaired loans is dependent upon nonaccrual status and loan type as discussed above. The Company accounts for troubled debt restructurings in accordance with ASC 310, Receivables.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Loans Held for Sale

In the third quarter of 2012, the Bank entered into a sub-participation agreement with a commercial bank (the participating bank), whereby pursuant to the sub-participation agreement, the Bank purchases participation interests in single-family mortgage loans from the participating bank that has purchased ownership interests from unaffiliated mortgage originators that seek funding to facilitate the origination of single-family residential mortgage loans for sale in the secondary market. The originators underwrite and close mortgage loans consistent with established standards of approved investors and, once the sales close, the originators and the participating bank deliver the loans to the investors. Typically, the participating bank purchases up to an aggregate of a 99% ownership interest with the originators retaining the remaining 1% interest. The Bank typically purchases a 40% or less interest in the mortgage warehouse loans from the participating bank. These loans are held for short periods, usually less than 30 days. At December 31, 2012, these loans were classified as held for sale and were carried at the lower of cost or fair value, determined on an aggregate basis. At December 31, 2013, the outstanding balance of these loans was insignificant and was reclassified to loans held for investment. These mortgage warehouse loans remained classified as held for investment as of December 31, 2014.

Allowance for Loan Losses

The allowance for loan losses is established through the provision for loan losses charged against earnings and is maintained at a level that management considers adequate to absorb losses inherent in the portfolio. The allowance for loan losses framework has two basic elements: specific allowances for loans individually evaluated for impairment and a general allowance for pools of loans with similar characteristics not individually evaluated. This analysis includes the evaluation of impaired loans as prescribed under the Receivables Topic of the FASB ASC, as well as pooled loans as prescribed under the Contingencies Topic of the FASB ASC. Management’s evaluation of the allowance considers changes in the nature and volume of the portfolio, historic charge-offs, adequacy of collateral, delinquency trends, loan concentrations, economic conditions, changes in policies and procedures, changes in lending management, changes in loan review system and other factors considered necessary to maintain the allowance at an adequate level. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely and the loss is quantifiable. Subsequent recoveries, if any, are credited to the allowance in the period received.

Management believes that the allowance for loan losses is adequate. While management uses available information to estimate the inherent losses at each balance sheet date, future changes to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses on loans.

Premises and Equipment, Net

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in the results of operations for the period.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, less estimated costs to sell. Any difference between the

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

initial cost basis and the carrying value of the loan is charged to the allowance for loan losses at the date of the transfer to other real estate owned. Subsequent to foreclosure, any further declines in value of the assets are recorded as adjustments to the asset’s carrying amount and reported in noninterest expense, along with costs related to holding the properties, in the Consolidated Statements of Income.

Small Business Administration (“SBA”) Servicing Rights

The Company sells certain SBA loans to third parties. All such transfers are accounted for as sales by the Company. Gains or losses upon sale are recorded in noninterest income. The Company records a separate servicing asset for the SBA loans when the servicing is retained. This asset represents the right or obligation to service the SBA loans and receive a fee in compensation. Typically that fee is 1% of the loan balance being serviced. Servicing assets are initially recorded at their fair value as a component of the sale proceeds. The fair value of the servicing assets is based on an analysis of discounted cash flows that incorporates estimates of (1) market servicing costs (typically 40 basis points), (2) market-based prepayment rates, and (3) market profit margins.

The Company has elected to subsequently measure the servicing assets under the amortization method. The rate of prepayment of loans serviced is the most significant estimate involved in the measurement process. Estimates of prepayment rates are based on market participant’s expectations of future prepayment rates, reflecting the company’s historical rate of loan repayments if consistent with market participant assumptions, industry trends, and other considerations. Actual prepayment rates may differ from those projected by management due to changes in a variety of economic factors, including prevailing interest rates and the availability of alternative financing sources to borrowers. If actual prepayments of the loans being serviced were to occur more quickly than projected, the carrying value of servicing assets may require a write-down through a charge to earnings in the current period. Accordingly, the servicing assets actually realized, could differ from the amounts initially recorded.

As of December 31, 2014, the balance of the Company’s SBA servicing asset was $782,000. Amortization expense for the year ended December 31, 2014 totaled $46,000.

Bank Owned Life Insurance

The Bank has purchased life insurance policies on certain key personnel. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Segment Reporting

Atlantic Capital considers it operations to be a single business segment as defined in ASC 280, Segment Reporting. The Company has determined that its lending divisions meet the aggregation criteria of ASC 280 as the products and services, nature of the production processes, types of customers, methods used to distribute products and services and the regulatory environment are sufficiently similar to aggregate their results.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustments for permanent differences. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

A valuation allowance is provided when it is deemed more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the ability to realize the deferred tax assets, management considers the four possible sources of taxable income including future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax-planning strategies that would be implemented to utilize the loss carryforwards prior to expiration.

A tax position is recognized as a benefit only if it is more-likely-than-not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.

Atlantic Capital files its income tax returns on a consolidated basis. For additional information, see, Note 9, Income Taxes.

Stock-Based Compensation

Atlantic Capital sponsors a stock-based compensation plan, which is described more fully in Note 10, Employee and Director Benefit Plans. Compensation cost is recognized for stock options, warrants and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options and warrants, while the price of the Company’s common stock at the date of grant is used for restricted stock awards. The total cost of the Company’s stock-based awards is recognized as expense on a straight-line basis over the vesting periods of the awards. Earnings Per Share

Basic earnings per share are computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are based on the weighted-average number of common shares outstanding during each period, plus common share equivalents calculated for stock options and warrants outstanding using the treasury stock method. When a net loss is recognized for the period, diluted earnings per share is calculated in the same manner as basic earnings per share.

Off–Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Fair Value

Certain assets and liabilities are measured at fair value on a recurring basis. Examples of these include available-for-sale securities and derivative instruments. Fair value is used on a nonrecurring basis when assets are evaluated for impairment; the basis for accounting is lower of cost or market or fair value for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

For additional information, see Note 14, Fair Value.

Derivative Financial Instruments

The Company follows the guidance under ASC 815, Derivatives and Hedging, and records all derivatives on the Consolidated Balance Sheets at fair value. For derivatives designated as qualifying cash flow hedging relationships, the change in fair value of the effective portion is accounted for in other comprehensive income. For all other derivatives not designated as qualifying hedging relationships, changes in market value are recognized directly into earnings.

For additional information, see Note 17, Derivative Financial Instruments.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the Emerging Issues Task Force). Prior to this ASU, U.S. GAAP did not include explicit guidance on the financial statement presentation of an unrecognized tax benefit (UTB) when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires, with limited exceptions, that a UTB, or a portion of a UTB, should be presented in the financial statements as a reduction to a deferred tax asset for a NOL carryforward, a similar tax loss, or a tax credit carryforward. This standard is effective for fiscal years and interim periods beginning after December 15, 2014. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the date of adoption. Retrospective application is permitted. As this standard only impacts financial statement presentation and related footnote disclosures, there is no impact on the Company’s financial position or results of operations.

In January 2014, the FASB issued ASU 2014-02, Intangibles – Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council). The ASU allows an accounting alternative for the subsequent measurement of goodwill. An entity within the scope of the amendments that elects the accounting alternative in this update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the Company demonstrates that another useful life is more appropriate. The Company is required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. Goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of an entity (or a reporting unit) may be below its carrying amount. The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The adoption of this standard is not expected to have a significant impact on the Company’s financial position or results of operations.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force). The update clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. The ASU is effective for fiscal years beginning after December 15, 2014 and interim periods beginning after December 15, 2015. The adoption of this standard is not expected to have a significant impact on the Company’s financial position or results of operations.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU provides guidance on the recognition of revenue from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The effect of this guidance on the Company’s financial condition or results of operations is not expected to be material.

In June 2014, FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings and Disclosures. This ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting. The ASU also requires new disclosures for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions. The Update is effective beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The Company does not expect this guidance will have a material impact on its financial position, results of operation and disclosures.

In June 2014, FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and should not be reflected in estimating the grant-date fair value of the award. The standard is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. This guidance is not expected to have a material impact on the Company’s financial position, results of operations or disclosures.

In August 2014, the FASB issued ASU No. 2014-14, Receivables – Troubled Debt Restructurings by Creditors, Classification of Certain Government Guaranteed Mortgage Loans upon Foreclosure. This ASU addresses diversity in practice related to how creditors classify government-guaranteed mortgage loans, including Federal Housing Administration or U.S. Department of Veterans Affairs guaranteed loans upon foreclosure. The amendments in this ASU require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: 1) The loan has a government guarantee that is not separable from the loan before foreclosure, 2) At the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim, and 3) At the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. For nonpublic entities, the amendments in this Update are effective for annual periods ending after December 15, 2015, and interim periods beginning after December 15, 2015. This guidance is not expected to have a material impact on the Company’s financial position, results of operations or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging – Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. This ASU was issued to eliminate the use of different methods currently used in practice to account for hybrid financial instruments issued in the form of a share. The amendments in this ASU apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share. The amendments in this ASU are to be applied on a modified retrospective basis to existing hybrid financial instruments issued in the

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

form of a share as of the beginning of the fiscal year for which the amendments are effective. Retrospective application is permitted to all relevant periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The Company is not an issuer of or an investor in hybrid financial instruments issued in the form of a share and therefore this ASU is not currently applicable to the Company.

In December 2014, the FASB issued ASU No. 2014-18, Accounting for Identifiable Intangible Assets in a Business Combination – a consensus of the Private Company Council. This ASU allows private companies to elect to no longer recognize separately from goodwill (1) certain customer-related intangible assets and (2) noncompetition agreements. Entities that elect this accounting alternative must also adopt the private company alternative to amortize goodwill under ASU No. 2014-02. The decision to adopt the accounting alternative must be made upon the occurrence of the first transaction within the scope of this accounting alternative. If the transaction occurs in the first fiscal year beginning after December 15, 2015, the adoption will be effective for that fiscal year and all periods thereafter. If the transaction occurs in fiscal years beginning after December 15, 2016, the adoption will be effective in the interim period that includes the date of that first transaction and all periods thereafter. This guidance is not currently applicable to the Company.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This ASU eliminates the concept of an extraordinary item from U.S. GAAP. As a result, an entity will no longer be required to segregate extraordinary items from the results of ordinary operations, to separately present an extraordinary item on its income statement, net of tax, after income from continuing operations or to disclose income taxes and earnings-per-share data applicable to an extraordinary item. However, the standard will still retain the presentation and disclosure guidance for items that are unusual in nature and occur infrequently. The standard will be effective for the Company’s fiscal year beginning after December 15, 2015 and subsequent interim periods. The adoption of ASU 2015-015 is not expected to have a material effect on the Company’s consolidated financial statements.

Subsequent Events

The Company evaluated subsequent events through the date the consolidated financial statements were issued.

On March 25, 2015, the Company entered into a definitive agreement to acquire First Security Group (“FSG”). The proposed acquisition has been approved by the Board of Directors of each company and is expected to close in the second half of 2015, subject to customary closing conditions, regulatory approval and the receipt of the approval of each company’s shareholders. As of December 31, 2014, FSG had total assets of $1.1 billion, total loans of $664 million and total deposits of $906 million.

Under the terms of the agreement, the Company will acquire all of the outstanding common stock of FSG for total consideration of approximately $160 million.

The Company believes this acquisition, as well as a continued focus on organic growth, will allow the Company to achieve its long-term objectives and continue to improve long-term shareholder value.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Investment Securities Available-for-Sale

Investment securities available-for-sale at December 31, 2014 and 2013, were as follows (in thousands):

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$15,265	$70	$(115)	$15,220
U.S. states and political divisions	2,158	188	—	2,346
Trust preferred securities	4,675	—	(475)	4,200
Corporate debt securities	16,150	178	—	16,328
Residential mortgage-backed securities-agency	94,422	1,537	(616)	95,343

Total	$132,670	$1,973	$(1,206)	$133,437

	2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$25,886	$47	$(1,485)	$24,448
U.S. states and political divisions	1,373	94	(5)	1,462
Trust preferred securities	4,650	—	(575)	4,075
Corporate debt securities	16,502	285	—	16,787
Residential mortgage-backed securities-agency	99,358	1,357	(1,744)	98,971

Total	$147,769	$1,783	$(3,809)	$145,743

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2014 and 2013, are summarized as follows (in thousands):

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2014
U.S. Government agencies	$—	$—	$4,883	$(115)	$4,883	$(115)
U.S. states and political divisions	—	—	—	—	—	—
Trust preferred securities	—	—	4,200	(475)	4,200	(475)
Corporate debt securities	—	—	—	—	—	—
Residential mortgage-backed securities-agency	15,429	(90)	23,311	(526)	38,740	(616)

Total	$15,429	$(90)	$32,394	$(1,116)	$47,823	$(1,206)

December 31, 2013
U.S. Government agencies	$21,939	$(1,485)	$—	$—	$21,939	$(1,485)
U.S. states and political divisions	316	(5)	—	—	316	(5)
Trust preferred securities	—	—	4,075	(575)	4,075	(575)
Corporate debt securities	—	—	—	—	—	—
Residential mortgage-backed securities-agency	58,513	(1,641)	2,909	(103)	61,422	(1,744)

Total	$80,768	$(3,131)	$6,984	$(678)	$87,752	$(3,809)

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Investment Securities Available-for-Sale (continued)

The Company reviews available-for-sale investment securities for impairment on a quarterly basis. An investment security is considered to be impaired if the fair value is less than its amortized cost basis at the measurement date. The Company determines whether a decline in fair value below the amortized cost basis is other-than-temporary. The Company determines whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either of these conditions is met, the Company must recognize the entire impairment in the Consolidated Statements of Income and write the debt security down to fair value. For debt securities which the Company does not expect to recover the entire amortized cost basis of the security and which do not meet either condition, an OTTI loss is considered to have occurred. The credit loss portion of impairment is recorded as a realized loss in the Consolidated Statements of Income and the temporary impairment related to all other factors is recorded in accumulated other comprehensive income, a component of stockholders’ equity.

At December 31, 2014, the Company held a trust preferred security having a continuous unrealized loss position for approximately 83 months, 15 individual agency residential mortgage-backed securities and 2 U.S. Government agencies having an unrealized loss position greater than 12 months, and 10 individual agency residential mortgage-backed securities having an unrealized loss position less than 12 months. For these securities, the unrealized loss resulted from market interest rate changes and liquidity discounts, as opposed to, credit losses. The Company does not intend on selling these securities and it is not more likely than not that the Company will be required to sell these securities until their value recovers. The Company expects to recover the entire amortized cost basis of the securities. Having reviewed these securities for OTTI, the Company does not consider them to be other-than-temporarily impaired and no impairment loss has been recognized in the Consolidated Statements of Income.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2014, by contractual maturity, are shown below (in thousands). Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$7,910	$7,971
Due after one year through five years	18,534	18,675
Due after five years through ten years	6,335	6,433
After ten years	5,469	5,015
Residential mortgage-backed securities-agency	94,422	95,343

Total	$132,670	$133,437

During the year ended December 31, 2014, proceeds from sales of investment securities available-for-sale were $18.8 million, resulting in $59,000 in realized gains. Proceeds from sales of investment securities during the years ended December 31, 2013 and 2012 were $16.3 million and $1.0 million, respectively, with gains of $167,000 and $2,000, respectively. During the years ended December 31, 2014, 2013 and 2012, proceeds from calls and maturities of investment securities available-for-sale were $55,000, $1.0 million and $25.7 million, respectively. There were no realized gains or losses from calls or maturities in 2014 or 2013 and $25,000 in realized gains in 2012.

Investment securities with a carrying value of approximately $17.1 million and $18.1 million were pledged to secure public deposits and other secured borrowings at December 31, 2014 and 2013, respectively.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Loans

The composition of the loan portfolio at December 31, 2014 and 2013, was as follows (in thousands):

	2014	2013
Commercial loans:
Commercial and industrial	$365,447	$329,651
Commercial real estate	439,071	396,583
Construction and land	82,567	49,101
Mortgage warehouse loans	116,939	8,026

Total commercial loans	1,004,024	783,361

Residential:
Residential mortgages	1,320	—
Home equity	28,464	27,006

Total residential loans	29,784	27,006

Consumer	9,290	8,719

	1,043,098	819,086
Less net deferred fees and other unearned income	(3,385)	(2,084)
Less allowance for loan losses	(11,421)	(10,815)

Loans held for investment, net	$1,028,292	$806,187

Risk Characteristics by Loan Portfolio Segments

Commercial

The Company’s commercial and industrial loans are generally secured by the clients’ assets. This portfolio segment includes revolving and nonrevolving lines of credit primarily extended to provide working capital needs and term loans (generally 5–7 year terms) which are typically for the purchase or refinance of capital assets. Loans are carefully underwritten and are extended to reputable and viable businesses that exhibit adequate financial strength and willingness to support on-going operations and timely repayment of debt. Concentrations of credit risk are monitored to help insulate the portfolio from adverse economic conditions. Credit risk may occur within the portfolio through concentrations of loans with a single or common source of repayment, including but not limited to any single business or industry, collateral type or product line.

Commercial real estate loans are defined as commercial and multi-family permanent and mini-perm loans or other loans (secured or unsecured, except for those secured by cash equivalent collateral), extended to real estate developers, builders, or others whose income is primarily derived from the sale or lease income of real estate; and where repayment comes from rental income or sale proceeds generated by the project financed. Developers and investors considered for financing must demonstrate a verifiable history of successful experience in the types of projects considered for financing. The economic performance of current and previous projects is an important measure of competency. The Company also makes loans for relationship based owner-occupied projects. Owner-occupied projects have risk characteristics similar to commercial and industrial loans, however, the repayment of the loan is dependent on the cash flow of the underlying owner as opposed to the potential success of a real estate project. Owner-occupied loans represented 44.2% and 46.7% of the commercial real estate portfolio compared to 55.8% and 53.3% in investor properties at December 31, 2014 and 2013, respectively. The Company’s only significant concentration of credit risk exists in loans secured by commercial real estate. This concentration may subject the Company to adverse conditions in the real estate market. The majority of Atlantic Capital’s

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Loans (continued)

commercial real estate loans are secured by real property located in metropolitan Atlanta, Georgia. This geographic concentration subjects the loan portfolio to the general economic conditions within this area.

The Company’s construction and land loan portfolio consists primarily of loans to finance the construction of offices, industrial and retail buildings as well as multi-family residential buildings. Loans are made to reputable developers and builders with a successful, well-established history of performance. These borrowers have demonstrated past success in the completion/ownership of similar properties. Risks include, but are not limited to, cost overruns, (as construction loans are generally based upon estimates of costs and the value of the completed project), delays of completion, changes in economic conditions and market acceptance of the property at completion. Sources of repayment for these types of loans may be pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from the Company until permanent financing is obtained.

Residential

Residential loans consist primarily of home equity lines. These loans are typically secured with a first or second mortgage. Volatility in real estate values may result in a decline in the collateral value, creating additional risk for these types of loans. To mitigate this risk, the Company’s home equity lines generally have a total loan to value of less than 85%.

Consumer

Consumer loans consist of secured and unsecured loans made for a variety of consumer or investment purposes. These loans range from small unsecured lines of credit for incidental consumer needs to larger secured loans or lines of credit. Typically, the collateral for these secured loans includes the assets purchased. Lines of credit or loans with a maturity greater than one year typically are secured by appropriately margined collateral. The absence of collateral liquidation as a secondary source of repayment increases the risk associated with unsecured consumer loans.

Mortgage Warehouse

Mortgage warehouse loans are purchased from a participating bank through a sub-participation agreement. These loans are held for short periods, usually less than 30 days and more typically 10-25 days. At December 31, 2012, these loans were classified as held for sale and were carried at the lower of cost or fair value, determined on an aggregate basis. At December 31, 2013, the outstanding balance of these loans was insignificant and was reclassified to loans held for investment. These mortgage warehouse loans remained classified as held for investment for the year ended December 31, 2014.

Evaluation of Credit Quality

The Company individually rates loans based on internal credit risk ratings using numerous factors, including thorough analysis of historical and expected cash flows, consumer credit risk scores (FICO scores), rating agency information, LTV ratios, collateral, collection experience, and other internal metrics. The Company uses a dual rating system. The likelihood of default of a credit transaction is graded in the Obligor Rating. The risk of loss given default is graded in the Facility Rating. The Obligor Rating is used to describe the likelihood of a loan default. The Obligor Rating is determined through thorough credit analysis. Facility Ratings are used to describe the value to the bank that the collateral represents. Facility Ratings are based on the collateral package or market

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Loans (continued)

expectations regarding the value or liquidity of the collateral. Ratings are generally reviewed at least annually or more frequently if there is a material change in creditworthiness. Exceptions to this policy may include well collateralized term loans and loans to individuals with limited exposure or complexity.

The Company uses the following definitions for risk ratings:

Pass: Loans that are analyzed individually as part of the above described process and that do not meet the criteria of special mention, substandard or doubtful.

Special Mention: Loans classified as special mention have a potential weakness that requires management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

A summary of the credit risk profile of the loan portfolio by internally assigned grades and nonaccrual status as of December 31, 2014 and 2013, is as follows (in thousands):

	Commercial and Industrial	Commercial Real Estate	Commercial Construction	Residential Mortgages	Home Equity	Mortgage Warehouse	Consumer	Total
2014
Pass	$351,596	$427,200	$82,567	$1,120	$28,404	$116,939	$9,290	$1,017,116
Special Mention	10,724	661	—	—	—	—	—	11,385
Substandard accruing	3,127	11,210	—	200	60	—	—	14,597
Substandard nonaccruing	—	—	—	—	—	—	—	—
Doubtful nonaccruing	—	—	—	—	—	—	—	—

Total	$365,447	$439,071	$82,567	$1,320	$28,464	$116,939	$9,290	$1,043,098

	Commercial and Industrial	Commercial Real Estate	Commercial Construction	Residential Mortgages	Home Equity	Mortgage Warehouse	Consumer	Total
2013
Pass	$313,394	$381,888	$49,101	$—	$27,006	$8,026	$8,719	$788,134
Special Mention	16,257	5,078	—	—	—	—	—	21,335
Substandard accruing	—	6,663	—	—	—	—	—	6,663
Substandard nonaccruing	—	2,954	—	—	—	—	—	2,954
Doubtful nonaccruing	—	—	—	—	—	—	—	—

Total	$329,651	$396,583	$49,101	$—	$27,006	$8,026	$8,719	$819,086

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Loans (continued)

The payment status for the loan portfolio at December 31, 2014 and 2013, is as follows (in thousands):

	Accruing Current	Accruing 30–89 Days Past Due	Accruing 90+ Days Past Due	Nonaccruing	Total
2014
Commercial and industrial	$365,447	$—	$—	$—	$365,447
Commercial real estate	439,071	—	—	—	439,071
Commercial construction	82,567	—	—	—	82,567
Residential mortgages	1,320	—	—	—	1,320
Home equity	28,464	—	—	—	28,464
Mortgage warehouse	116,939	—	—	—	116,939
Consumer	9,290	—	—	—	9,290

Total	$1,043,098	$—	$—	$—	$1,043,098

	Accruing Current	Accruing 30–89 Days Past Due	Accruing 90+ Days Past Due	Nonaccruing	Total
2013
Commercial and industrial	$321,686	$7,965	$—	$—	$329,651
Commercial real estate	393,629	—	—	2,954	396,583
Commercial construction	49,101	—	—	—	49,101
Residential mortgages	—	—	—	—	—
Home equity	27,006	—	—	—	27,006
Mortgage warehouse	8,026	—	—	—	8,026
Consumer	8,719	—	—	—	8,719

Total	$808,167	$7,965	$—	$2,954	$819,086

Impaired Loans

A loan is considered to be impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. A specific allowance is established for individually evaluated impaired loans as needed. Reserves on impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price, or the fair value of the underlying collateral of the loan if the loan is collateral dependent.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Loans (continued)

Impaired loans, by portfolio class, were as follows as of and for the years ended December 31, 2014, 2013 and 2013 (in thousands).

2014
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$—	$—	$—	$—	$—
Commercial real estate	1,661	1,661	—	1,700	56
Commercial construction	—	—	—	—	—
Residential mortgages	—	—	—	—	—
Home equity	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—
Consumer	—	—	—	—	—

Subtotal	1,661	1,661	—	1,700	56

With a related allowance recorded:
Commercial and industrial	—	—	—	—	—
Commercial real estate	4,940	4,940	885	5,018	136
Commercial construction	—	—	—	—	—
Residential mortgages	—	—	—	—	—
Home equity	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—
Consumer	—	—	—	—	—

Subtotal	4,940	4,940	885	5,018	136

Total	$6,601	$6,601	$885	$6,718	$192

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Loans (continued)

2013
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$—	$—	$—	$—	$—
Commercial real estate	4,685	4,685	—	4,722	34
Commercial construction	—	—	—	—	—
Residential mortgages	—	—	—	—	—
Home equity	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—
Consumer	—	—	—	—	—

Subtotal	4,685	4,685	—	4,722	34

With a related allowance recorded:
Commercial and industrial	—	—	—	—	—
Commercial real estate	5,078	5,078	425	5,078	128
Commercial construction	—	—	—	—	—
Residential mortgages	—	—	—	—	—
Home equity	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—
Consumer	—	—	—	—	—

Subtotal	5,078	5,078	425	5,078	128

Total	$9,763	$9,763	$425	$9,800	$162

2012
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$—	$—	$—	$—	$—
Commercial real estate	4,798	4,798	—	5,461	46
Commercial construction	—	—	—	—	—
Residential mortgages	—	—	—	—	—
Home equity	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—
Consumer	—	—	—	—	—

Subtotal	4,798	4,798	—	5,461	46

With a related allowance recorded:
Commercial and industrial	824	668	141	903	—
Commercial real estate	—	—	—	—	—
Commercial construction	—	—	—	—	—
Residential mortgages	—	—	—	—	—
Home equity	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—
Consumer	—	—	—	—	—

Subtotal	824	668	141	903	—

Total	$5,622	$5,466	$141	$6,364	$46

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Loans (continued)

Included in 2014 impaired loans are two troubled debt restructurings, which are accruing, with a recorded investment totaling $6.6 million. Included in 2013 impaired loans were two troubled debt restructurings, which were accruing, with a recorded investment totaling $6.8 million.

Troubled Debt Restructurings

The Company evaluates loans in accordance with FASB ASC 310-40, Troubled Debt Restructurings by Creditors. Troubled debt restructurings are loans in which the Company has modified the terms and granted an economic concession to a borrower who is experiencing financial difficulties. These modifications may include interest rate reductions, term extensions and other concessions intended to minimize losses.

As of December 31, 2014 and 2013, the Company had a recorded investment in troubled debt restructurings of $6.6 million and $6.8 million, respectively. The Company did not have any new troubled debt restructurings during the year ended December 31, 2014. During the year ended December 31, 2013, the modification of the terms included an extension of the maturity date at a stated rate of interest lower than the current market rate. The extension was for a period of two years. Based on impairment analyses, the Company had allocated $885,000 and $425,000 of specific reserves on restructured loans at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the Company had no commitments to lend additional amounts.

The Company did not modify any loans as a troubled debt restructuring during the year ended December 31, 2014. Loans, by portfolio class, modified as troubled debt restructurings during the years ended December 31, 2013 and 2012, are as follows (in thousands):

	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
2013
Commercial real estate	1	$5,254	$5,078

Total	1	$5,254	$5,078

	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
2012
Commercial real estate	1	$2,598	$1,798

Total	1	$2,598	$1,798

The $176,000 decrease in the 2013 post-restructuring outstanding recorded investment compared to the pre-restructuring outstanding recorded investment is due to principal payments. The Company did not forgive any principal on troubled debt restructurings during the year ended December 31, 2013, and there were no subsequent defaults.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

4. Allowance for Loan Losses

In the normal course of business, the Bank conducts transactions with its directors and executive officers, including companies in which such officers or directors have beneficial interests. It is the policy of Atlantic Capital that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. The following is a summary of activity with respect to related-party loans in 2014 and 2013 (in thousands).

	2014	2013
Balance at beginning of year	$8,728	$3,914
Additions	6,017	10,671
Repayments	(6,215)	(5,857)

Balance at end of year	$8,530	$8,728

A summary of activity in the allowance for loan losses for the years ended December 31, 2014, 2013 and 2012, is as follows (in thousands):

	2014	2013	2012
Balance at beginning of year	$10,815	$10,736	$9,731
Provision for loan losses	488	246	(1,322)
Loans charged-off:
Commercial and industrial	—	(167)	(156)
Home equity	—	—	(85)

Total loans charged-off	—	(167)	(241)
Recoveries on loans previously charged-off:
Commercial real estate	81	—	2,568
Commercial construction	37	—	—

Balance at end of year	$11,421	$10,815	$10,736

The activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2014 and 2013, was as follows (in thousands):

	Commercial	Residential	Consumer	Total
2014
Allowance for loan losses:
Beginning balance	$10,346	$356	$113	$10,815
Provision for loan losses	503	(9)	(6)	488
Loans charged-off	—	—	—	—
Recoveries	118	—	—	118

Total ending allowance balance	$10,967	$347	$107	$11,421

	Commercial	Residential	Consumer	Total
2013
Allowance for loan losses:
Beginning balance	$10,105	$503	$128	$10,736
Provision for loan losses	408	(147)	(15)	246
Loans charged-off	(167)	—	—	(167)
Recoveries	—	—	—	—

Total ending allowance balance	$10,346	$356	$113	$10,815

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

4. Allowance for Loan Losses (continued)

	Commercial	Residential	Consumer	Total
2012
Allowance for loan losses:
Beginning balance	$9,111	$517	$103	$9,731
Provision for loan losses	(1,418)	(14)	110	(1,322)
Loans charged-off	(156)	—	(85)	(241)
Recoveries	2,568	—	—	2,568

Total ending allowance balance	$10,105	$503	$128	$10,736

The allowance for loan losses is comprised of specific reserves for impaired loans and a general allowance for pools of loans with similar characteristics not individually evaluated. The allowance is regularly evaluated for loan losses to maintain an adequate level to absorb probable current inherent losses in the loan portfolio. Factors contributing to the determination of the allowance include the credit worthiness of the borrower, changes in the value of pledged collateral, and general economic conditions. Credit grades are assigned to all loans. All loan commitments rated substandard or worse are specifically reviewed for loss potential. For loans deemed to be impaired, a specific allocation is assigned based on the losses expected to be realized from those loans.

The general component of the allowance for loan losses is based on the historical loan loss rates of a group of the Company’s peers, as defined by management and agreed to by the Credit and Risk Management Committee of the Board of Directors. The Company utilizes peer data due to a lack of credit migration and loss experience in its own portfolio. Peer historical loss rates are applied by product type and mapped to the Company’s loan portfolio and then adjusted for certain economic qualitative factors. Historical loss rates are adjusted to account for conditions in the current environment which management believes are likely to cause a difference between the current loss rates and historical loss rates. These factors include: changes in policies and procedures, changes in the economy, changes in nature, volume of the portfolio and in the terms of loans, changes in lending management, changes in past dues and credit migration, changes in the loan review system, changes in the value of collateral and concentration risk and changes in external factors, such as competition, legal, regulatory, etc. On a quarterly basis, management evaluates these factors in order to determine an adjustment unique to the Company and its market.

Charge-offs are recognized when the amount of the loss is quantifiable and timing is known. Collateral based loan charge-offs are measured based on the difference between the loan’s carrying value, including deferred fees, and the estimated net realizable value of the loan. When assessing property value for the purpose of determining a charge-off, a third-party appraisal or an independently derived internal evaluation is generally employed.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

4. Allowance for Loan Losses (continued)

The balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method is as follows for the years ended December 31, 2014 and 2013 (in thousands):

	Commercial	Residential	Consumer	Total
2014
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$885	$—	$—	$885
Collectively evaluated for impairment	10,082	347	107	10,536

Total ending allowance balance	$10,967	$347	$107	$11,421

Loans:
Loans individually evaluated for impairment	$6,601	$—	$—	$6,601
Loans collectively evaluated for impairment	997,423	29,784	9,290	1,036,497

Total ending loans balance	$1,004,024	$29,784	$9,290	$1,043,098

	Commercial	Residential	Consumer	Total
2013
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$425	$—	$—	$425
Collectively evaluated for impairment	9,921	356	113	10,390

Total ending allowance balance	$10,346	$356	$113	$10,815

Loans:
Loans individually evaluated for impairment	$9,763	$—	$—	$9,763
Loans collectively evaluated for impairment	773,598	27,006	8,719	809,323

Total ending loans balance	$783,361	$27,006	$8,719	$819,086

5. Premises and Equipment

A summary of premises and equipment and their useful lives as of December 31, 2014 and 2013, is as follows (in thousands):

	Useful Life	2014	2013
Leasehold improvements	10-11 years	$3,481	$3,116
Equipment and furniture	1-10 years	6,024	5,693
Projects in process		79	323
Construction in progress		—	158

		9,584	9,290
Less accumulated depreciation		(5,972)	(4,950)

		$3,612	$4,340

Depreciation expense was $875,000, $811,000 and $557,000 in 2014, 2013 and 2012, respectively.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

6. SBA Servicing Rights

The Company accounts for SBA servicing rights using the amortization method and they are included in other assets. As of December 31, 2014 and 2013, the balance of SBA loans sold and serviced by the Company totaled $30.6 million and $1.8 million, respectively. Changes in the balances of servicing assets for the year ended December 31, 2014 are recorded as follows (in thousands):

Balance as of January 1, 2014	36
Additions:
Originated servicing rights capitalized upon sale of loans	799
Subtractions:
Amortization expense	(46)
Changes in fair value:
Impairment	(7)

Balance as of December 31, 2014	782

7. Deposits

At December 31, 2014 and 2013, contractual maturities of time deposits (including internet deposits) are summarized as follows (in thousands):

	2014	2013
Maturity one year or less	$15,271	$13,836
Maturity greater than one year through two years	660	2,869
Maturity greater than two years through three years	2	569
Maturity greater than three years	196	117

Total time deposits	$16,129	$17,391

At December 31, 2014 and 2013, the table above includes certificates of deposit from banking clients totaling $16.1 million and $16.6 million, respectively. At December 31, 2014 and 2013, the Bank held no brokered certificates of deposit. At December 31, 2013, the Bank held $0.7 million in internet deposits.

Time deposits of $250,000 or more totaled $12.5 million and $12.5 million at December 31, 2014 and 2013, respectively. Time deposits of $250,000 or more with maturities greater than one year were $0 and $3.1 million at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the Bank held total brokered deposits of $104.7 million and $87.5 million, respectively. The Bank held brokered money market accounts and brokered interest-bearing checking accounts totaling $103.0 million and $86.7 million, respectively, and $1.7 million and $0.8 million, respectively, at December 31, 2014 and 2013. At December 31, 2014 and 2013, the Bank held no brokered certificates of deposit.

Interest expense on deposits for the years ended December 31, 2014, 2013 and 2012 consisted of the following (in thousands):

	2014	2013	2012
Interest-bearing checking	$163	$134	$98
Money market	2,213	2,540	2,809
Time deposits	70	101	202
Brokered deposits	443	341	344

Total interest on deposits	$2,889	$3,116	$3,453

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Deposits (continued)

At December 31, 2014 and 2013, deposits from directors, executive officers and their related interests aggregated to approximately $5.2 million and $4.4 million, respectively. These deposits were taken in the normal course of business at market interest rates and terms.

8. Borrowed Funds

Short-Term Borrowings

Short-term borrowings at December 31, 2014 and 2013, were as follows (dollars in thousands):

	2014	Interest Rate	2013	Interest Rate
FHLB short-term borrowings:
Fixed rate advance maturing January 2, 2015	$24,000	0.21%	$—	—%
Fixed rate advance maturing January 12, 2015	25,000	0.21	—	—
Fixed rate advance maturing July 22, 2015	7,517	4.30	—	—

Total short-term borrowings	$56,517		$—

Short-term borrowings mature either overnight or have a maturity due within one year.

FHLB borrowings maturing in less than one year are transferred from long-term debt to short-term borrowings on the Consolidated Balance Sheets. Advances from the FHLB are collateralized by FHLB stock and certain 1-4 residential, multifamily, home equity lines of credit and commercial real estate loans to secure a total commitment amount of $91.2 million and $71.3 million as of December 31, 2014 and 2013, respectively.

The Bank has entered into line of credit agreements with various financial institutions to purchase federal funds with an aggregate commitment amount of $289.0 million and $290.0 million as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, there were no federal funds purchased.

The Bank has also entered into a line of credit agreement with the Federal Reserve Bank of Atlanta through which it has pledged a portion of its unencumbered loan portfolio to secure a total commitment amount of $141.4 million and $178.4 million as of December 31, 2014 and 2013, respectively. The commitment level varies proportionally to the collateral balances. There was no outstanding balance related to this agreement as of December 31, 2014 and 2013.

Long-Term Debt

Long-term debt at December 31, 2014 and 2013, was as follows (dollars in thousands):

	2014	Interest Rate	2013	Interest Rate
FHLB long-term debt:
Fixed rate advance maturing July 22, 2015	$—	—%	$7,837	4.30%

Total long-term debt	$—		$7,837

The weighted average rate on long-term debt outstanding at December 31, 2013 was 4.30%.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

8. Borrowed Funds (continued)

Contractual maturities of FHLB advances at December 31, 2014, were as follows (dollars in thousands):

	Amount	Rate Range
2015	$56,517	0.21 – 4.30%
2016	—
2017	—
2018	—
2019	—
Thereafter	—

Total FHLB advances	$56,517

9. Income Taxes

The components of income tax expense included in the Consolidated Statements of Income for the years ended were as follows (in thousands):

	2014	2013	2012
Current income tax expense:
Federal	$3,677	$2,828	$2,458
State	455	80	—

Total	$4,132	$2,908	$2,458

Deferred income tax expense (benefit):
Federal	$(297)	$(444)	$516
State	22	51	274

Total	(275)	(393)	790

Total income tax	$3,857	$2,515	$3,248

The income tax expense differs from the statutory rate of 35% in 2014 and 34% in 2013 and 2012, as indicated in the following analysis (in thousands):

	2014	2013	2012
Tax expense based on federal statutory rate	$3,981	$2,604	$3,121
State expense taxes, net of federal benefit	343	262	335
Income tax credits	(101)	(219)	(54)
Tax-exempt earnings	(348)	(302)	(245)
Rate adjustment	(136)	—	—
Change in uncertain tax positions reserve	41	—	—
Other	77	170	91

	$3,857	$2,515	$3,248

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

Deferred income tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws. The net deferred tax asset is included as a component of other assets at December 31, 2014 and 2013, and is comprised of the following (in thousands):

	2014	2013
State credits	$17	$15
Organizational costs	374	416
Allowance for loan losses	4,374	4,057
Stock-based compensation	1,515	1,551
Deferred loan fees and costs, net	1,024	757
Net unrealized losses on investment securities available-for-sale	—	760
Other	991	660

Total gross deferred tax assets	8,295	8,216

Net unrealized gains on investment securities available-for-sale	294	—
Unrealized gains on cash flow hedges	84	—
Depreciation	683	131
Other	19	7

Total gross deferred tax liabilities	1,080	138

Net deferred tax assets	$7,215	$8,078

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is provided when it is deemed more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the ability to realize the deferred tax assets, management considers the four possible sources of taxable income including future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax-planning strategies that would, if necessary, be implemented. No valuation allowance was deemed necessary as of December 31, 2014 and 2013, as the Company believes that it is more likely than not that all deferred tax assets will be realized.

ASC 740-10-65 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC 740-10-65, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2014.

A reconciliation of the beginning and ending unrecognized tax benefit related to uncertain tax positions is as follows (in thousands):

2014
Balance at beginning of year	$—
Additions based on tax positions related to the current year	149

Balance at end of year	$149

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

The amount of unrecognized tax positions that would have impacted the effective tax rate if recognized was $41,000.

With the adoption of ASC 740-10-65, the Company elected to recognize accrued interest and penalties related to any future unrecognized tax benefits in current income tax expense. No interest or penalties have been accrued as of December 31, 2014.

The Company’s income tax returns remain subject to examination by both U. S. federal and state jurisdictions for tax years 2011 forward.

10. Employee and Director Benefit Plans

Defined Contribution Plan

Atlantic Capital sponsors a 401(k) qualified retirement plan that is qualified pursuant to Section 401 of the Internal Revenue Code. The plan is referred to as a “safe harbor 401(k) plan.” The plan allows eligible employees to defer a portion of their income by making contributions into the plan on a pretax basis. The plan provides for a safe harbor contribution by Atlantic Capital. If the Company elects to make the safe harbor contribution, it will be at least 3% of eligible employees’ compensation that is subject to income tax and paid during the plan year. Eligible employees are not required to participate in the plan in order to receive the safe harbor contribution. The plan also provides that the Board of Directors may authorize matching contributions based on a percentage of the amount contributed by the employee and discretionary profit sharing contributions. Employees of the Company must meet certain requirements concerning minimum age and credited period of service to participate in the plan. During the years ended December 31, 2014, 2013 and 2012, the Company contributed approximately $428,000, $376,000 and $314,000, respectively, to this plan under its safe harbor provision.

Long-Term Incentive Plan

In 2012, Atlantic Capital initiated a long-term incentive plan for certain key employees. Bonuses under the Executive Officers Long Term Incentive Plan (the LTI Plan) may be paid in lump sum in cash or in common stock or in any combination of cash and common stock. Awards are granted under the LTI Plan for a bonus period, which means a period of more than one year. Awards are based on individual performance, business unit or division performance or Company-wide performance, or any combination of these performance objectives. Awards granted in 2014, 2013 and 2012 cliff vest over a three year period from the date of the awards. Compensation expense for the LTI Plan was $1,624,000, $924,000 and 267,000 for the years ended December 31, 2014, 2013 and 2012, respectively. These awards are accounted for as liabilities and remeasured at each reporting date.

Stock Option Plan and Warrants

Atlantic Capital sponsors a stock incentive plan for the benefit of directors and employees. Under the Company’s 2006 Stock Incentive Plan (the Plan), there are 2,000,000 shares reserved for issuance in order for directors and employees to purchase Atlantic Capital common stock. The Compensation Committee has the authority to grant an incentive or nonqualified option; a restricted stock award (including a restricted stock award or a restricted unit award); a performance award (including a performance share award or a performance unit award); a phantom stock award; a dividend equivalent award; or any other award granted under the plan.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

10. Employee and Director Benefit Plans (continued)

Shares delivered under the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase. As of December 31, 2014, 1,075,500 stock options were outstanding to directors and employees. As of December 31, 2013 and 2012, 1,142,166 and 1,150,500 stock options were outstanding to directors and employees, respectively. Stock options are granted at a price which is no less than the fair market value of a share of Atlantic Capital common stock on the grant date. Stock options generally vest over three years and expire after ten years.

As of December 31, 2014, 2013 and 2012, warrants for 588,000 shares were outstanding for the purchase of common stock at a price of $10.00 per warrant. The warrants were issued as of May 14, 2007, the date of issuance of common stock sold in the initial private placement, and are exercisable for a period of ten years following the issuance.

The Company accounts for stock options and warrants in accordance with FASB ASC 718, Stock Compensation, which requires the Company to recognize the costs of its employee stock option awards and warrants in its Consolidated Statements of Income. According to ASC 718, the total cost of the Company’s share-based awards is equal to their grant date fair value and is recognized as expense on a straight-line basis over the vesting period of the awards. Total stock-based compensation expense recognized by the Company during 2014, 2013 and 2012 for stock option grants and warrants was $27,000, $228,000 and $316,000, respectively. Unrecognized stock-based compensation expense related to stock option grants and warrants at December 31, 2014, 2013 and 2012 was $0, $21,000 and $288,000, respectively. At December 31, 2014, 2013 and 2012, the weighted average period over which this unrecognized expense is expected to be recognized was 0 years, 0.2 years and 1.0 years, respectively. The weighted-average remaining contractual life of options and warrants outstanding at December 31, 2014, was 3.2 years.

The Company estimates the fair value of its options and warrants awards using the Black-Scholes option pricing model. The Company uses industry data obtained from bank holding companies with similar attributes to estimate option and warrant exercise and termination patterns within the Black-Scholes model. The risk-free rate for periods within the contractual life of the option and warrant is based on the U.S. Treasury yield curve in effect at the time of grant. There were no options or warrants awarded during 2014, 2013 and 2012.

A summary of the status of outstanding stock options under the Company’s stock incentive plan and warrants at December 31, 2014, 2013 and 2012 and the changes during the years then ended is presented in the table below:

	2014		2013		2012
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	1,730,166	$10.01	1,738,500	$10.01	1,750,000	$10.02
Granted	—		—	—	—	—
Cancelled	(66,666)	10.15	(8,334)	10.00	(11,500)	10.00

Outstanding, end of year	1,663,500	$10.01	1,730,166	$10.01	1,738,500	$10.01

Exercisable, end of year	1,663,500		1,643,810		1,537,813

Weighted average fair value of options and warrants granted	$—		$—		$—

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

10. Employee and Director Benefit Plans (continued)

Options and Warrants Exercisable as of December 31	Shares	Weighted- Average Exercise Price	Weighted- Average Years Remaining
2014	1,663,500	$10.01	3.2
2013	1,643,810	10.01	3.9
2012	1,537,813	10.01	4.9

The total fair value of shares vested during each of the years ended December 31, 2014, 2013 and 2012, was $251,000, $307,000 and $511,000, respectively.

Restricted stock awards generally cliff vest over 1–3 years. The market value at the date of award is amortized by charges to compensation expense over the vesting period. Compensation expense related to these awards during 2014, 2013 and 2012 was $518,000, $596,000 and $667,000, respectively. Unrecognized compensation expense associated with restricted stock was $567,000, $498,000 and $602,000, as of December 31, 2014, 2013 and 2012, respectively. At December 31, 2014, 2013 and 2012, the weighted average period over which this unrecognized expense is to be recognized was 2.0 years, 1.8 years and 1.5 years, respectively. During 2014, 2013 and 2012, respectively, there were 59,613, 53,843 and 122,524 restricted stock awards granted at a grant price of $11.35, $10.70 and $10.20, per share.

A summary of the status of restricted stock awards under the Company’s stock incentive plan at December 31, 2014, 2013 and 2012, and the changes during the years then ended is presented in the table below:

	2014		2013		2012
	Shares	Weighted- Average Grant Price	Shares	Weighted- Average Grant Price	Shares	Weighted- Average Grant Price
Balance, beginning of year	149,057	$10.37	122,524	$10.20	4,834	$10.50
Granted	59,613	11.35	53,843	10.70	122,524	10.20
Vested	(68,205)	10.26	(19,655)	10.21	(4,834)	10.50
Forfeited	(8,372)	10.77	(7,655)	10.36	—	—

Balance, end of year	132,093	$10.84	149,057	$10.37	122,524	$10.20

11. Earnings Per Share

Basic earnings per share amounts are computed by dividing net income by the weighted average number of shares of common stock outstanding.

Diluted earnings per share amounts are computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the stock option plan, based on the treasury stock method using an average fair market value of the stock during the respective periods.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

11. Earnings Per Share (continued)

The following table represents the earnings per share calculations for the years ended December 31, 2014, 2013 and 2012 (in thousands, except share data):

	2014	2013	2012
Net income available to common shareholders	$7,516	$5,143	$5,931
Average basic common shares(1)	13,445,122	13,420,599	13,375,016
Effect of dilutive securities:
Stock options and warrants	196,760	111,353	33,427
Average diluted common shares	13,641,882	13,531,952	13,408,443
Income per common share — basic	$0.56	$0.38	$0.44
Income per common share — diluted	$0.55	$0.38	$0.44

(1)	Unvested restricted shares are participating securities and included in basic share calculations.

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $1 par value. At December 31, 2014, 13,497,118 shares of common stock were issued and 13,453,820 shares of common stock were outstanding. At December 31, 2013, 13,437,505 shares of common stock were issued and 13,426,489 shares of common stock were outstanding. At December 31, 2012, 13,383,662 shares of common stock were issued and 13,380,301 shares of common stock were outstanding.

The primary source of funds available to Atlantic Capital is payments of dividends from the Bank. The Bank has not paid any dividends to Atlantic Capital in 2014, 2013, or 2012. Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. Until May 2014, the Bank was prohibited from paying any dividends to the Company without prior approval from the Georgia Banking Department. Additionally, the Company’s ability to pay dividends to its shareholders will depend on the ability of the Bank to pay dividends to the Company. The Bank is subject to significant regulatory restrictions on the payment of cash dividends, which generally may be paid only from current earnings.

12. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk — weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014 and 2013, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

12. Regulatory Matters (continued)

As of December 31, 2014 and 2013, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Management believes there are no conditions or events since the previous notification that have changed the institution’s categorizations.

The Company’s and the Bank’s actual capital amounts and ratios are presented in the table below (dollar amounts in thousands):

	As of December 31, 2014
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
Total capital (to risk weighted assets):
Consolidated	$151,663	11.86%	$102,322	8.0%	$	N/A	N/A
Bank	149,072	11.66	102,314	8.0		127,893	10.0%

Tier I capital (to risk weighted assets):
Consolidated	140,242	10.96	51,161	4.0		N/A	N/A
Bank	137,651	10.76	51,157	4.0		76,736	6.0

Tier I capital (to average assets):
Consolidated	140,242	10.69	52,457	4.0		N/A	N/A
Bank	137,651	10.49	52,501	4.0		65,627	5.0

	As of December 31, 2013
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
Total capital (to risk weighted assets):
Consolidated	$143,312	13.80%	$83,060	8.0%	$	N/A	N/A
Bank	140,329	13.53	82,990	8.0		103,737	10.0%

Tier I capital (to risk weighted assets):
Consolidated	132,497	12.76	41,530	4.0		N/A	N/A
Bank	129,514	12.48	41,495	4.0		62,242	6.0

Tier I capital (to average assets):
Consolidated	132,497	11.86	44,671	4.0		N/A	N/A
Bank	129,514	11.59	44,704	4.0		55,881	5.0

In addition to the capital requirements above, the Georgia Banking Department requires each state bank to maintain a Tier 1 capital ratio, as defined by the Georgia Banking Department’s Statement of Policies, of not less than 8.0% during its first seven years of operations. As of December 31, 2014, 2013 and 2012, the Bank was in compliance with this requirement.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

13. Commitments and Contingencies

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, most of which are standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The majority of loans are secured by certain assets of the borrower; however, the Bank periodically makes unsecured loans to our most creditworthy clients on a limited basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. The Bank’s loans are primarily collateralized by residential and commercial real properties, accounts receivable, inventory and equipment.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit expire in less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments whose contract amounts represent credit risk (in thousands):

2014
Commitments to extend credit	$389,445
Standby and commercial letters of credit	12,316

$401,761

The Company leases three offices in Atlanta, Georgia. At December 31, 2014, minimum operating lease commitments are summarized as follows (in thousands):

2015	$1,050
2016	1,078
2017	953
2018	—
2019	—
Thereafter	—

Total minimum lease payments	$3,081

Rent expense for the years ended December 31, 2014, 2013 and 2012, was approximately $1.2 million, $1.1 million and $1.2 million, respectively.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

13. Commitments and Contingencies (continued)

In the ordinary course of business, the Company is involved in routine litigation and various legal proceedings related to the Company’s operations. Currently, there is no pending litigation or proceedings that management believes will have a material adverse effect, either individually or in the aggregate, on the Company’s business, financial condition and results of operations.

14. Fair Value

The Company follows the guidance pursuant to FASB ASC 820-10, Fair Value Measurements and Disclosures. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This issuance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. The Company measures its investment securities and interest rate derivative assets and liabilities at fair value on a recurring basis. Fair value is used on a nonrecurring basis either when assets are evaluated for impairment or for disclosure purposes. The Company measures its servicing assets, impaired loans and other real estate owned at fair value on a nonrecurring basis. The basis for accounting for other real estate owned is the lower of cost or fair value, less selling costs.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement and defines fair value as the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, this guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The Company applied the following fair value hierarchy:

Level 1 — Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 — Assets or liabilities valued based on observable market data for similar instruments.

Level 3 — Assets or liabilities for which significant valuation assumptions are not readily observable in the market, instruments valued based on the best available data, some of which is internally-developed, and risk premiums that a market participant would require.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during 2014.

The Company records investment securities available-for-sale at fair value on a recurring basis. Investment securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. In estimating the fair values for investment securities, the Company believes that independent third-party market prices are the best evidence of an exit price. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the Treasury Department yield curve, trade execution data, market consensus prepayment speeds, credit information and the securities’ terms and conditions, among other things.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

14. Fair Value (continued)

Derivative instruments are primarily transacted as over-the-counter trades and priced with observable market assumptions. Ongoing measurements include observable market assumptions with appropriate valuation adjustments for liquidity and for credit risk of counterparties and the Company’s own credit. For these instruments, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider factors such as the likelihood of default by the Company and its counterparties, total exposure and remaining maturities in determining the appropriate fair value adjustments to record. Generally, the expected loss of each client counterparty is estimated using the Company’s internal risk rating system. For financial institution counterparties that are rated by national rating agencies, those ratings are used in determining the credit risk. This approach used to estimate exposures to counterparties is also used by the Company to estimate its own credit risk on derivative liability positions.

The following table presents the assets that were measured at fair value on a recurring basis by level within the fair value hierarchy as reported in the Consolidated Balance Sheets at December 31, 2014 and 2013 (in thousands):

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
December 31, 2014
U.S. Government agencies	$—	$15,220	$—	$15,220
U.S. states and political subdivisions	—	2,346	—	2,346
Trust preferred securities	—	4,200	—	4,200
Corporate debt securities	—	16,328	—	16,328
Residential mortgage-backed securities-agency	—	95,343	—	95,343
Interest rate derivative assets	—	2,038	—	2,038
Interest rate derivative liabilities	—	1,888	—	1,888

Total	$—	$137,363	$—	$137,363

December 31, 2013
U.S. Government agencies	$—	$24,448	$—	$24,448
U.S. states and political subdivisions	—	1,462	—	1,462
Trust preferred securities	—	4,075	—	4,075
Corporate debt securities	—	16,787	—	16,787
Residential mortgage-backed securities-agency	—	98,971	—	98,971
Interest rate derivative assets	—	2,483	—	2,483
Interest rate derivative liabilities	—	2,534	—	2,534

Total	$—	$150,760	$—	$150,760

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

14. Fair Value (continued)

The following table presents the assets that were measured at fair value on a nonrecurring basis by level within the fair value hierarchy as reported in the Consolidated Balance Sheets at December 31, 2014 and 2013 (in thousands):

	Fair Value Measurements Using
	Net Carrying Value	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Allowance
December 31, 2014
Impaired loans	$4,940	$—	$—	$4,940	$885

Total	$4,940	$—	$—	$4,940	$885

December 31, 2013
Impaired loans	$5,078	$—	$—	$5,078	$425

Total	$5,078	$—	$—	$5,078	$425

Level 3 loans consist of impaired loans which have been partially charged-off or have specific valuation allowances. The fair value of Level 3 assets is estimated based on the underlying collateral value. For loans which the cash proceeds from the sale of the underlying collateral is the expected source of repayment, the fair value of these loans was derived from internal estimates of the underlying collateral incorporating market data, including third party appraisals or evaluations, when available. Appraised values may be discounted based on management’s assessment of the level of inactivity in the real estate market and other markets for the underlying collateral, changes in market conditions from the time of the valuation, and other information that in management’s judgment may affect the value. Impaired loans are evaluated on at least a quarterly basis and adjusted accordingly.

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

The following disclosure should not be considered a surrogate of the liquidation value of Atlantic Capital or the Bank, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by Atlantic Capital since purchase, origination or issuance.

The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

Cash and Cash Equivalents. For cash and due from banks, interest-bearing deposits in other banks, commercial paper, federal funds sold and reverse repurchase agreements the carrying amount is a reasonable estimate of fair value.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

14. Fair Value (continued)

Investment Securities Available-for-Sale. Fair values for investment securities available-for-sale are based on quoted market prices.

Federal Home Loan Bank Stock. The Federal Home Loan Bank has historically repurchased their stock at cost. Therefore, the carrying amount is considered a reasonable estimate of its fair value.

Loans Held for Investment, Net. The fair value of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and adjusted for a market liquidity discount. For variable rate loans the carrying amount is a reasonable estimate of fair value, adjusted for a market liquidity discount. Estimating the fair value of the loan portfolio when loan sales and trading markets are illiquid requires significant judgment. Therefore, the estimated fair value can vary significantly depending on a market participant’s ultimate considerations and assumptions.

The Company uses assumptions that are expected to approximate those that a market participant purchasing the loans would use to value the loans in the current environment. The final value yields a market participant’s expected return on investment that is indicative of the current market conditions, but it does not take into consideration the Company’s estimated value from continuing to hold these loans or its lack of willingness to transact at these estimated values.

Derivative Financial Instruments. The estimated fair value of the interest rate swaps and credit risk participations are based on cash flow models supported by market data inputs.

Deposits. The fair value of demand deposits, savings accounts, NOW accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank. The fair value of the FHLB fixed rate borrowing is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements. For variable rate FHLB borrowings the carrying amount is a reasonable estimate of fair value.

Off–Balance Sheet Financial Instruments. Because commitments to extend credit and letters of credit are generally short-term and at variable rates, the contract value and estimated fair value associated with these instruments are immaterial.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Atlantic Capital’s entire holdings of a particular financial instrument.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

14. Fair Value (continued)

The carrying amounts and estimated fair values of Atlantic Capital’s financial instruments at December 31, 2014 and 2013, are summarized below (in thousands):

	2014 Fair Value Measurement Using
	Carrying Amount	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and due from banks	$36,490	$36,490	$—	$—
Interest-bearing deposits in other banks	12,137	12,137	—	—
Reverse repurchase agreements	45,623	45,623	—	—
Investment securities available-for-sale	133,437	—	133,437	—
FHLB stock	3,653	—	—	3,653
Loans held for investment, net	1,028,292	—	—	1,018,130
Derivative assets	2,038	—	2,038	—

Financial liabilities:
Deposits	$1,105,845	$—	$1,092,527	$—
Federal Home Loan Bank advances	56,517	—	56,678	—
Derivative liabilities	1,888	—	1,888	—

	2013 Fair Value Measurement Using
	Carrying Amount	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and due from banks	$34,517	$34,517	$—	$—
Interest-bearing deposits in other banks	165,581	165,581	—	—
Federal funds sold	60	60	—	—
Reverse repurchase agreements	25,000	25,000	—	—
Investment securities available-for-sale	145,743	—	145,743	—
FHLB stock	1,796	—	—	1,796
Loans held for investment, net	806,187	—	—	796,709
Derivative assets	2,483	—	2,483	—

Financial liabilities:
Deposits	$1,081,153	$—	$1,071,514	$—
Federal Home Loan Bank advances	7,837	—	8,334	—
Derivative liabilities	2,534	—	2,534	—

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

15. Accumulated Other Comprehensive Income

FASB ASC 220, Comprehensive Income, establishes standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive income, which is defined as non-owner related transactions in equity. Atlantic Capital’s only other comprehensive income items are unrealized gains (losses), net of tax, on investment securities available-for-sale and unrealized gains (losses), net of tax, on derivatives accounted for as cash flow hedges. If applicable, in the calculation of comprehensive income, certain reclassification adjustments are made for any gains (losses) included in net earnings. The following table reflects the components of other comprehensive income for the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Pre-Tax Amount	Income Tax (Expense) Benefit	After-Tax Amount
Accumulated other comprehensive income December 31, 2011	$1,511	$(574)	$937
Unrealized net gains on investment securities available-for-sale	1,015	(385)	630
Reclassification adjustment for net realized gains on investment securities available-for-sale	(27)	10	(17)

Accumulated other comprehensive income December 31, 2012	2,499	(949)	1,550
Unrealized net (losses) on investment securities available-for-sale	(4,358)	1,646	(2,712)
Reclassification adjustment for net realized gains on investment securities available-for-sale	(167)	63	(104)

Accumulated other comprehensive income December 31, 2013	(2,026)	760	(1,266)
Unrealized net gains on investment securities available-for-sale	2,852	(1,075)	1,777
Reclassification adjustment for net realized gains on investment securities available-for-sale	(59)	22	(37)
Unrealized net gains on derivatives	219	(84)	135

Accumulated other comprehensive income December 31, 2014	$986	$(377)	$609

16. Other Noninterest Expense

Other noninterest expense for the years ended December 31, 2014, 2013 and 2012, in the Consolidated Statements of Income includes (in thousands):

	2014	2013	2012
Insurance	$154	$143	$119
Meals and entertainment	136	145	123
Travel	100	112	62
Subscriptions, dues and memberships	152	132	131
Other outside services	350	414	312
Other real estate expense	20	21	282
Collection costs(1)	(186)	52	276
Other expense	1,233	1,067	733

Total other noninterest expense	$1,959	$2,086	$2,038

(1)	In 2014, the Company received approximately $47,000 reimbursement for previous years’ collection costs, as well as $140,000 in settlement and indemnity payments.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

17. Derivative Financial Instruments

Risk Management

The Company’s objectives in using interest rate derivatives are to add stability to net interest revenue and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy.

Cash Flow Hedges

At December 31, 2014, the Company’s interest rate swaps designated as cash flow hedges involve the payment of floating-rate amounts to a counterparty in exchange for the Company receiving fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. At December 31, 2014, the Company had interest rate swaps designated as cash flow hedges with an aggregate notional amount of $50.0 million. The Company had no cash flow hedges as of December 31, 2013.

No hedge ineffectiveness gains or losses were recognized on active cash flow hedges in 2014.

Customer Swaps

The Company also enters into derivative contracts, which consist of interest rate swaps, to facilitate the needs of clients desiring to manage interest rate risk. These swaps are not designated as accounting hedges under ASC Topic 815, Derivatives and Hedging. In order to economically hedge the interest rate risk associated with offering this product, the Company simultaneously enters into derivative contracts with third parties to offset the customer contracts, such that the Company minimizes its net risk exposure resulting from such transactions. The derivative contracts are structured such that the notional amounts reduce over time to generally match the expected amortization of the underlying loans. These derivatives are not speculative and arise from a service provided to clients.

The Company’s derivative instruments are recorded at fair value in other assets and accrued interest receivable and other liabilities and accrued interest payable in the Consolidated Balance Sheets, the changes in the fair value of the derivative instruments are recognized in other noninterest income in the Consolidated Statements of Income and the net change in each of these financial statement line items in the Consolidated Statements of Cash Flows. At December 31, 2014 and 2013, the Company had interest rate swaps related to this program with an aggregate notional amount of $179.2 million and $212.8 million, respectively.

Counterparty Credit Risk

As a result of its derivative contracts, the Company is exposed to credit risk. Specifically approved counterparties and exposure limits are defined. On a quarterly basis, the customer derivative contracts and related counterparties are evaluated for credit risk and an adjustment is made to the contract’s fair value. This adjustment is recognized in the Consolidated Statements of Income.

Derivative contracts with clients are secured by collateral. Additionally, in accordance with the interest rate agreements with third party counterparties, the Company may be required to post margin to these counterparties. At December 31, 2014 and 2013, the Company had minimum collateral posting thresholds with certain of its derivative counterparties and posted collateral of $2.6 million against its obligations under these agreements. Collateral related to derivative contracts is recorded in other assets in the Consolidated Balance Sheets.

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

17. Derivative Financial Instruments (continued)

The Company has master netting agreements with the derivatives dealers with which it does business, but reflects gross assets and liabilities on the Consolidated Balance Sheets.

In conjunction with the FASB’s fair value measurement guidance, management made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting arrangements on a net basis.

To accommodate clients, the Company occasionally enters into credit risk participation agreements with counterparty banks to accept a portion of the credit risk related to interest rate swaps. This allows clients to execute an interest rate swap with one bank while allowing for distribution of the credit risk among participating members. Credit risk participation agreements arise when the Company contracts with other financial institutions, as a guarantor, to share credit risk associated with certain interest rate swaps. These agreements provide for reimbursement of losses resulting from a third party default on the underlying swap. At December 31, 2014 and 2013, the Company had credit risk participation agreements with a notional amount of $17.7 million and $18.2 million, respectively.

The following table reflects the estimated fair value positions of derivative contracts and credit risk participation agreements as of December 31, 2014 and 2013 (in thousands):

	Asset Derivatives				Liability Derivatives
	Notional Balance	Maturity Date	Balance Sheet Classification	Fair Value	Notional Balance	Maturity Date	Balance Sheet Classification	Fair Value
2014
Derivatives designated as hedges:
Interest rate swaps	$50,000	July 2019– January 2020	Other assets	$219	$0	July 2019– January 2020	Other liabilities	$0

Total derivatives designated as hedges				$219				$0

Derivatives not designated as hedges:
Interest rate swaps	$89,606	July 2015– October 2024	Other assets	$1,819	$89,606	July 2015– October 2024	Other liabilities	$1,882
Credit risk participations	$—		Other assets	—	$17,703	February 2017	Other liabilities	6

Total derivatives not designated as hedges				$1,819				$1,888

2013
Derivatives not designated as hedges:
Interest rate swaps	$106,401	April 2014– August 2022	Other assets	$2,483	$106,401	April 2014– August 2022	Other liabilities	$2,523
Credit risk participations	$—		Other assets	—	$18,200	February 2017	Other liabilities	11

Total derivatives not designated as hedges				$2,483				$2,534

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

17. Derivative Financial Instruments (continued)

Derivatives in Cash Flow Hedging Relationships (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	The Year Ended December 31,				The Year Ended December 31,
	2014	2013	2012		2014	2013	2012
Interest Rate Swaps	$407	$—	$—	Interest income	$188	$—	$—

Total	$407	$—	$—		$188	$—	$—

Derivatives Not Designated as Hedges

The following table reflects the impact to the Consolidated Statements of Income related to derivative contracts for the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Fee Income Recognized in Other Noninterest Income	Fair Value Adjustment Including, Credit Valuation Adjustment Recognized in Other Noninterest Income
2014
Derivatives not designated as hedges
Interest rate swaps	$263	$(24)
Credit risk participations	—	6

Total derivatives not designated as hedges	$263	$(18)

2013
Derivatives not designated as hedges
Interest rate swaps	$343	$175
Credit risk participations	—	23

Total derivatives not designated as hedges	$343	$198

2012
Derivatives not designated as hedges
Interest rate swaps	$275	$(18)
Credit risk participations	351	(34)

Total derivatives not designated as hedges	$626	$(52)

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

18. Atlantic Capital Bancshares, Inc. (Parent Company Only) Financial Information

Balance Sheets

(In Thousands)

	December 31
	2014	2013
Assets
Cash	$2,549	$2,904
Investment in subsidiary	138,338	128,252
Other assets	96	79

Total assets	$140,983	$131,235

Liabilities and stockholders’ equity
Other liabilities	$54	$—

Total liabilities	54	—

Stockholders’ equity:
Common stock	13,497	13,438
Additional paid-in-capital	123,405	122,731
Retained earnings/(accumulated deficit)	4,460	(3,056)
Accumulated other comprehensive income	609	(1,266)
Unamortized restricted stock	(567)	(498)
Treasury stock	(475)	(114)

Total stockholder’s equity	140,929	131,235

Total liabilities and stockholders’ equity	$140,983	$131,235

Statements of Income

(In Thousands)

	Year Ended December 31
	2014	2013	2012
Income:
Interest income	$13	$15	$16
Other income	—	—	2

Total income	13	15	18

Expense:
Professional fees	179	9	1
Other expense	190	216	228

Total expense	369	225	229

Loss before income tax expense and equity in undistributed losses from subsidiary	(356)	(210)	(211)
Income tax benefit	(236)	(79)	(80)

Loss before equity in undistributed earnings of subsidiary	(120)	(131)	(131)
Equity in undistributed earnings of subsidiary	7,636	5,274	6,062

Net income	$7,516	$5,143	$5,931

Atlantic Capital Bancshares, Inc. and Subsidiary

Notes to Consolidated Financial Statements (continued)

18. Atlantic Capital Bancshares, Inc. (Parent Company Only) Financial Information (continued)

Statements of Cash Flows

(In Thousands)

	Year Ended December 31
	2014	2013	2012
Operating activities
Net income	$7,516	$5,143	$5,931
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	(7,636)	(5,274)	(6,062)
Decrease (increase) in other assets	72	36	(80)
(Decrease) increase in other liabilities	54	(17)	17

Net cash provided by/used in operating activities	6	(112)	(194)

Investing activities
Net cash provided by (used in) investing activities	—	—	—

Financing activities
Acquisition of treasury stock	(361)	—	(16)

Net cash used in financing activities	(361)	—	(16)

Net decrease in cash and cash equivalents	(355)	(112)	(210)
Cash equivalents, beginning of year	2,904	3,016	3,226

Cash equivalents, end of year	$2,549	$2,904	$3,016

[END OF AUDITED FINANCIAL STATEMENTS]

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Balance Sheets (unaudited)

(in thousands, except share and per share data)	June 30, 2015	December 31, 2014
Assets
Cash and due from banks	$24,437	$36,490
Interest-bearing deposits in other banks	53,457	12,137
Other short-term investments	49,565	45,623

Cash and cash equivalents	127,459	94,250
Investment securities available-for-sale	140,716	133,437
Stock in Federal Home Loan Bank, at cost	4,811	3,653
Loans held for sale	1,768	—
Loans held for investment, net of allowance for loan losses of $11,985 and $11,421, respectively	1,044,703	1,028,292
Premises and equipment, net	3,345	3,612
Other real estate owned	27	1,531
Other assets	50,438	50,084

Total assets	$1,373,267	$1,314,859

Liabilities and stockholders’ equity
Deposits:
Noninterest-bearing demand deposits	$327,775	$320,346
Interest-bearing checking	115,614	91,709
Savings	437	304
Money market	546,408	572,658
Time	16,597	16,129
Brokered deposits	96,230	104,699

Total deposits	1,103,061	1,105,845
Federal Home Loan Bank short-term borrowings	85,349	56,517
Federal funds purchased and securities sold under agreements to repurchase	30,000	—
Accrued expenses and other liabilities	8,372	11,568

Total liabilities	1,226,782	1,173,930

Stockholders’ equity:
Common stock, $1 par value; 100,000,000 shares authorized, 13,661,967, and 13,497,118 shares issued at June 30, 2015 and December 31, 2014, respectively	13,662	13,497
Additional paid-in capital	124,272	122,838
Retained earnings	9,076	4,460
Accumulated other comprehensive income (loss)	657	609
Treasury stock, 99,842, and 43,298 shares at cost at June 30, 2015, and December 31, 2014, respectively	(1,182)	(475)

Total stockholders’ equity	146,485	140,929

Total liabilities and stockholders’ equity	$1,373,267	$1,314,859

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Income (unaudited)

(in thousands)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Interest income:
Interest on loans held for investment	$9,500	$7,675	$18,451	$14,854
Interest on investment securities available-for-sale	710	799	1,413	1,612
Interest and dividends on other interest-earning assets	271	176	529	345

Total interest income	10,481	8,650	20,393	16,811

Interest expense:
Interest on deposits	769	710	1,511	1,428
Interest on Federal Home Loan Bank advances	117	113	231	208
Interest on federal funds sold and securities sold under agreements to repurchase	25	29	49	47

Total interest expense	911	852	1,791	1,683

Net interest income before provision for loan losses	9,570	7,798	18,602	15,128
Provision for loan losses	185	572	549	(169)

Net interest income after provision for loan losses	9,385	7,226	18,053	15,297

Noninterest income:
Service charges	501	268	827	517
Gains on sales and calls of investment securities available-for-sale	—	—	—	44
Derivatives income	65	(6)	148	44
Bank owned life insurance	1,336	239	1,567	451
SBA lending activities	903	509	1,261	1,095
Other noninterest income	223	239	407	368

Total noninterest income	3,028	1,249	4,210	2,519

Noninterest expense:
Salaries and employee benefits	4,836	4,588	9,578	9,112
Occupancy	423	441	844	884
Equipment and software	225	227	444	455
Professional services	1,029	176	1,646	506
Postage, printing and supplies	18	21	42	40
Communications and data processing	342	311	673	607
Marketing and business development	77	79	123	126
FDIC premiums	189	135	355	288
Other noninterest expense	682	491	1,318	728

Total noninterest expense	7,821	6,469	15,023	12,746

Income before provision for income taxes	4,592	2,006	7,240	5,070
Provision for income taxes	1,690	673	2,624	1,691

Net income	$2,902	$1,333	$4,616	$3,379

Income per common share-basic	$0.21	$0.10	$0.34	$0.25

Income per common share-diluted	$0.21	$0.10	$0.33	$0.25

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income (unaudited)

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
Net income	$2,902	$1,333	$4,616	$3,379
Components of other comprehensive income:
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the period, net of tax of $(400), $550, $(152) and $951, respectively	(645)	918	(246)	1,584
Reclassification adjustment for gains included in net income net of tax of $0, $0, $0 and $17, respectively	—	—	—	(27)

Net unrealized gains (losses), net of tax	(645)	918	(246)	1,557

Change in net unrealized gains on derivative financial instruments accounted for as cash flow hedges, net of tax of $(71), $0, $182 and $0, respectively	(114)	—	294	—

Total other comprehensive income (loss)	(759)	918	48	1,557

Total comprehensive income	$2,143	$2,251	$4,664	$4,936

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity (unaudited)

	Common stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
(in thousands, except share data)	Shares	Amount
Balance at December 31, 2013	13,437,505	$13,438	$122,233	$(3,056)	$(1,266)	$(114)	$131,235
Comprehensive income:
Net income	—	—	—	3,379	—	—	3,379
Change in unrealized gains (losses) on investment securities available-for-sale, net	—	—	—	—	1,557	—	1,557

Total comprehensive income							4,936
Acquisition of treasury stock	—	—	—	—	—	(271)	(271)
Issuance of restricted stock	59,613	59	(59)	—	—	—	—
Amortization of restricted stock	—	—	247	—	—	—	247
Stock-based compensation	—	—	20	—	—	—	20

Balance at June 30, 2014	13,497,118	$13,497	$122,441	$323	$291	$(385)	$136,167

Balance at December 31, 2014	13,497,118	$13,497	$122,838	$4,460	$609	$(475)	$140,929
Comprehensive income:
Net income	—	—	—	4,616	—	—	4,616
Change in unrealized gains (losses) on investment securities available-for-sale, net	—	—	—	—	(246)	—	(246)
Change in unrealized gains on cash flow hedges	—	—	—	—	294	—	294

Total comprehensive income							4,664
Acquisition of treasury stock	—	—	—	—	—	(707)	(707)
Issuance of restricted stock	62,091	62	(62)	—	—	—	—
Issuance of common stock	102,758	103	1,182	—	—	—	1,285
Amortization of restricted stock	—	—	314	—	—	—	314

Balance at June 30, 2015	13,661,967	$13,662	$124,272	$9,076	$657	$(1,182)	$146,485

See accompanying notes to consolidated financial statements.

Atlantic Capital Bancshares, Inc. and Subsidiary

Consolidated Statements of Cash Flows (unaudited)

	For the six months ended June 30,
(in thousands)	2015	2014
Operating activities
Net income	$4,616	$3,379
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, amortization, and accretion	978	1,054
Provision for loan losses	549	(169)
Amortization of restricted stock compensation	314	247
Stock option compensation	—	20
Gain on sales of investment securities available-for-sale	—	(44)
Gain on sale of other real estate	(86)	—
Net increase in cash value of bank owned life insurance	(319)	(451)
Gain on bank owned life insurance	(1,112)	—
Changes in assets and liabilities:
Net decrease (increase) in other assets	(363)	(628)
Net (decrease) increase in accrued expenses and other liabilities	(1,911)	(1,159)

Net cash used in operating activities	2,666	2,249

Investing activities
Purchases of investment securities available-for-sale	(21,184)	(12,366)
Proceeds from sales of investment securities available-for-sale	—	3,411
Proceeds from repayments of investment securities available-for-sale	9,638	7,871
Proceeds from calls and maturities of investment securities available-for-sale	3,367	—
Net increase in loans held for investment	(18,728)	(116,730)
Purchases of bank owned life insurance	—	(4,000)
Proceeds from bank owned life insurance benefits	1,886	—
Purchases/proceeds of Federal Home Loan Bank stock, net	(1,158)	(2,451)
Purchases of premises and equipment, net	(209)	(386)
Proceeds from sale of other real estate	1,590	—

Net cash used in investing activities	(24,798)	(124,651)

Financing activities
Net change in deposits	(2,784)	(88,235)
Net change in short-term borrowings	30,000	—
Proceeds from Federal Home Loan Bank advances	439,000	273,000
Repayments of Federal Home Loan Bank advances	(410,168)	(211,157)
Acquisitions of treasury stock	(707)	(271)

Net cash provided by (used in) financing activities	55,341	(26,663)

Net change in cash and cash equivalents	33,209	(149,065)
Cash and cash equivalents at beginning of period	94,250	225,158

Cash and cash equivalents at end of period	$127,459	$76,093

Supplemental disclosure of cash paid during year for
Interest	$1,804	$1,674

Income taxes	$2,201	$1,301

See accompanying notes to consolidated financial statements.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 – Accounting Policies

The accounting and financial reporting policies of Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and its subsidiary conform to accounting principles generally accepted in the United States of America (“GAAP”) and general banking industry practices. The accompanying interim consolidated financial statements have not been audited. All material intercompany balances and transactions have been eliminated. A more detailed description of Atlantic Capital’s accounting policies is included in its Audited Financial Statements for the year ended December 31, 2014.

In management’s opinion, all accounting adjustments necessary to accurately reflect the financial position and results of operations on the accompanying financial statements have been made. These adjustments are normal and recurring accruals considered necessary for a fair and accurate presentation. The results for interim periods are not necessarily indicative of results for the full year or any other interim periods. Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 2 – Accounting Standards Updates and Recently Adopted Standards

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. To simplify presentation of debt issuance costs, the amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs were not affected by this ASU. This guidance is effective for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. Early adoption is permitted. It is not expected to have a material impact on Atlantic Capital’s financial position or results of operations.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers. This update is a joint project with the International Accounting Standards Board initiated to clarify the principles for recognizing revenue and to develop a common revenue standard that is meant to remove inconsistencies and weaknesses in revenue requirements, provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices, provide more useful information to users of financial statements and simplify the preparation of financial statements. The guidance in this update supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition” and most industry-specific guidance throughout the Industry Topics of Codification. This update is effective for annual and interim periods beginning after December 15, 2017. Atlantic Capital is evaluating the impact of this update and does not believe it will have a significant impact to the Company’s financial position or results of operations.

Note 3 – Balance Sheet Offsetting

Atlantic Capital enters into reverse repurchase agreements in order to invest short-term funds.

The following table presents a summary of amounts outstanding under reverse repurchase agreements, and derivative financial instruments including those entered into in connection with the same counterparty under master netting agreements as of June 30, 2015 and December 31, 2014 (in thousands).

				Gross Amounts not Offset in the Balance Sheet
June 30, 2015	Gross Amounts of Recognized Assets	Gross Amounts Offsett on the Balance Sheet	Net Asset Balance	Financial Instruments	Collateral Received	Net Amount
Reverse repurchase agreements	$49,565	$—	$49,565	$—	$(49,565)	$—
Derivatives	1,590	—	1,590	—	—	1,590

Total	$51,155	$—	$51,155	$—	$(49,565)	$1,590

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

				Gross Amounts not Offset in the Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offsett on the Balance Sheet	Net Liability Balance	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$1,423	$—	$1,423	$—	$(2,850)	$—

				Gross Amounts not Offset in the Balance Sheet
December 31, 2014	Gross Amounts of Recognized Assets	Gross Amounts Offsett on the Balance Sheet	Net Asset Balance	Financial Instruments	Collateral Received	Net Amount
Reverse repurchase agreements	$45,623	$—	$45,623	$—	$(45,623)	$—
Derivatives	2,038	—	2,038	—	—	2,038

Total	$47,661	$—	$47,661	$—	$(45,623)	$2,038

				Gross Amounts not Offset in the Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offsett on the Balance Sheet	Net Liability Balance	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$1,888	$—	$1,888	$—	$(2,590)	$—

Note 4 – Investment Securities

The cost basis, unrealized gains and losses, and fair value of securities available-for-sale at June 30, 2015 and December 31, 2014 are presented below (in thousands).

	June 30, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasuries	$5,087	$—	$(29)	$5,058
U.S. Government agencies	17,909	68	(91)	17,886
U.S. states and political divisions	2,127	150	—	2,277
Trust preferred securities	4,687	—	(437)	4,250
Corporate debt securities	16,006	134	(1)	16,139
Residential mortgage-backed securities-agency	94,531	1,338	(763)	95,106

Total	$140,347	$1,690	$(1,321)	$140,716

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	15,265	70	(115)	15,220
U.S. states and political divisions	2,158	188	—	2,346
Trust preferred securities	4,675	—	(475)	4,200
Corporate debt securities	16,150	178	—	16,328
Residential mortgage-backed securities-agency	94,422	1,537	(616)	95,343

Total	$132,670	$1,973	$(1,206)	$133,437

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The following table summarizes available-for-sale securities in an unrealized loss position as of June 30, 2015 and December 31, 2014 (in thousands).

	Less Than 12 Months		12 Months or More		Total
June 30, 2015	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries	$5,058	$(29)	$—	$—	$5,058	$(29)
U.S. Government agencies	5,977	(20)	4,927	(71)	10,904	(91)
U.S. states and political divisions	—	—	—	—	—	—
Trust preferred securities	—	—	4,250	(437)	4,250	(437)
Corporate debt securities	2,502	(1)	—	—	2,502	(1)
Residential mortgage-backed securities-agency	25,047	(275)	19,945	(488)	44,992	(763)

Total	$38,584	$(325)	$29,122	$(996)	$67,706	$(1,321)

	Less Than 12 Months		12 Months or More		Total
December 31, 2014	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$—	$—	$4,883	$(115)	$4,883	$(115)
U.S. states and political divisions	—	—	—	—	—	—
Trust preferred securities	—	—	4,200	(475)	4,200	(475)
Corporate debt securities	—	—	—	—	—	—
Residential mortgage-backed securities-agency	15,429	(90)	23,311	(526)	38,740	(616)

Total	$15,429	$(90)	$32,394	$(1,116)	$47,823	$(1,206)

At June 30, 2015, there were 36 available-for-sale securities that were in an unrealized loss position. Atlantic Capital does not intend to sell nor believes it will be required to sell securities in an unrealized loss position prior to the recovery of their amortized cost basis. Unrealized losses at June 30, 2015 and December 31, 2014 were primarily attributable to changes in interest rates.

Management evaluates securities for other-than-temporary impairment on a quarterly basis. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, among other factors. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. No impairment charges were recognized during the six months ended June 30, 2015 or 2014.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The amortized cost and fair value available-for-sale securities at June 30, 2015, by contractual maturity, are presented in the following table (in thousands). Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$4,494	$4,503
Due after one year through five years	26,485	26,613
Due after five years through ten years	9,381	9,466
After ten years	5,456	5,028
Residential mortgage-backed securities-agency	94,531	95,106

Total	$140,347	$140,716

Realized gains and losses are derived using the specific identification method for determining the cost of securities sold. The following table summarizes securities sales activity for the three and six months ended June 30, 2015 and 2014 (in thousands).

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Proceeds from sales	$—	$—	$—	$3,411

Gross realized gains	$—	$—	$—	$49
Gross realized losses	—	—	—	(5)

Net gains on sales of securities	$—	$—	$—	$44

Investment securities with a carrying value of $32.8 million and $17.1 million were pledged to secure public deposits and other secured borrowings at June 30, 2015 and December 31, 2014, respectively.

Note 5 – Loans and Allowance for Loan Losses

The composition of the loan portfolio as of June 30, 2015 and December 31, 2014, is summarized below (in thousands).

	June 30, 2015	December 31, 2014
Commercial loans:
Commercial and industrial	$368,857	$365,447
Commercial real estate	437,000	439,071
Construction and land	90,039	82,567
Mortgage warehouse loans	113,285	116,939

Total commercial loans	1,009,181	1,004,024
Residential:
Residential mortgages	728	1,320
Home equity	32,005	28,464

Total residential loans	32,733	29,784
Consumer	18,462	9,290

	1,060,376	1,043,098
Less net deferred fees and other unearned income	(3,688)	(3,385)
Less allowance for loan losses	(11,985)	(11,421)

Loans held for investment, net	$1,044,703	$1,028,292

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

At June 30, 2015 and December 31, 2014, loans with a carrying value of $66.5 million and $67.7 million, respectively, were pledged as collateral to secure FHLB advances and other contingent funding sources.

The following table presents the balance and activity in the allowance for credit losses by portfolio segment for the three and six months ended June 30, 2015 and 2014 (in thousands).

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balance at beginning of period	$11,800	$10,091	$11,421	$10,815
Provision for loan losses	185	572	549	(169)
Loans charged-off:
Commercial and industrial	—	—	—	—
Home equity	—	—	—	—

Total loans charged-off	185	572	549	(169)
Recoveries on loans previously charged-off:
Commercial real estate	—	—	—	17
Construction and land	—	—	15	—

Balance at period end	$11,985	$10,663	$11,985	$10,663

	2015				2014
Three Months Ended June 30,	Commercial	Residential	Consumer	Total	Commercial	Residential	Consumer	Total
Allowance for loan losses:
Beginning balance	$11,290	$327	$183	$11,800	$9,646	$329	$116	$10,091
Provision for loan losses	75	71	39	185	554	28	(10)	572
Loans charged-off	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—

Total ending allowance balance	$11,365	$398	$222	$11,985	$10,200	$357	$106	$10,663

	2015				2014
Six Months Ended June 30,	Commercial	Residential	Consumer	Total	Commercial	Residential	Consumer	Total
Allowance for loan losses:
Beginning balance	$10,967	$347	$107	$11,421	$10,346	$356	$113	$10,815
Provision for loan losses	383	51	115	549	(163)	1	(7)	(169)
Loans charged-off	—	—	—	—	—	—	—	—
Recoveries	15	—	—	15	17	—	—	17

Total ending allowance balance	$11,365	$398	$222	$11,985	$10,200	$357	$106	$10,663

The allowance for loan losses represents management’s estimate of probable incurred losses in the loan portfolio as of the end of the period. It is comprised of specific reserves for impaired loans and a general allowance for pools of loans with similar characteristics not individually evaluated. The allowance is regularly evaluated for loan losses to maintain an adequate level to absorb probable current inherent losses in the loan portfolio. Factors contributing to the determination of the allowance include the credit worthiness of the borrower, changes in the value of pledged collateral, and general economic conditions. Credit grades are assigned to all loans. All loan commitments rated substandard or worse are specifically reviewed for loss potential. For loans deemed to be impaired, a specific allocation is assigned based on the losses expected to be realized from those loans.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The general component of the allowance for loan losses is based on the historical loan loss rates of a group of the Company’s peers, as defined by management and agreed to by the Credit and Risk Management Committee of the Board of Directors. The Company utilizes peer data due to a lack of credit migration and loss experience in its own portfolio. Peer historical loss rates are applied by product type and mapped to the Company’s loan portfolio and then adjusted for certain economic qualitative factors. Historical loss rates are adjusted to account for conditions in the current environment which management believes are likely to cause a difference between the current loss rates and historical loss rates. These factors include: changes in policies and procedures, changes in the economy, changes in nature, volume of the portfolio and in the terms of loans, changes in lending management, changes in past dues and credit migration, changes in the loan review system, changes in the value of collateral and concentration risk and changes in external factors, such as competition, legal, regulatory, etc. On a quarterly basis, management evaluates these factors in order to determine an adjustment unique to the Company and its market.

Charge-offs are recognized when the amount of the loss is quantifiable and timing is known. Collateral based loan charge-offs are measured based on the difference between the loan’s carrying value, including deferred fees, and the estimated net realizable value of the loan. When assessing property value for the purpose of determining a charge-off, a third-party appraisal or an independently derived internal evaluation is generally employed.

A loan is considered to be impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. A specific allowance is established for individually evaluated impaired loans as needed. Reserves on impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price, or the fair value of the underlying collateral of the loan if the loan is collateral dependent.

The balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method is presented in the following table as of June 30, 2015 and December 31, 2014 (in thousands).

June 30, 2015	Commercial	Residential	Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$725	$—	$—	$725
Collectively evaluated for impairment	10,640	398	222	11,260

Total ending allowance balance	$11,365	$398	$222	$11,985

Loans:
Loans individually evaluated for impairment	$6,554	$—	$—	$6,554
Loans collectively evaluated for impairment	1,002,627	32,733	18,462	1,053,822

Total ending loans balance	$1,009,181	$32,733	$18,462	$1,060,376

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

December 31, 2014	Commercial	Residential	Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$885	$—	$—	$885
Collectively evaluated for impairment	10,082	347	107	10,536

Total ending allowance balance	$10,967	$347	$107	$11,421

Loans:
Loans individually evaluated for impairment	$6,601	$—	$—	$6,601
Loans collectively evaluated for impairment	997,423	29,784	9,290	1,036,497

Total ending loans balance	$1,004,024	$29,784	$9,290	$1,043,098

The following table presents impaired loans by class of loans as of June 30, 2015 and December 31, 2014 (in thousands).

	June 30, 2015					December 31, 2014
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial real estate	1,659	1,659	—	1,659	27	1,661	1,661	—	1,700	56
Construction and land	—	—	—	—	—	—	—	—	—	—
Residential mortgages	—	—	—	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—	—	—

Subtotal	1,659	1,659	—	1,659	27	1,661	1,661	—	1,700	56

With a related allowance recorded:
Commercial and industrial	—	—	—	—	—	—	—	—	—	—
Commercial real estate	4,895	4,895	725	4,911	66	4,940	4,940	885	5,018	136
Construction and land	—	—	—	—	—	—	—	—	—	—
Residential mortgages	—	—	—	—	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—	—	—

Subtotal	4,895	4,895	725	4,911	66	4,940	4,940	885	5,018	136

Total	$6,554	$6,554	$725	$6,570	$93	$6,601	$6,601	$885	$6,718	$192

The gross additional interest income that would have been earned in the three and six months ended June 30, 2015 and 2014 had performing TDRs performed in accordance with the original terms is immaterial.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The following table presents the aging of the recorded investment in past due loans as of June 30, 2015 and December 31, 2014 by class of loans (in thousands).

	Accruing Current	Accruing 30 – 89 Days Past Due	Accruing 90+ Days Past Due	Nonaccruing	Total
June 30, 2015
Commercial and industrial	$368,857	$—	$—	$—	$368,857
Commercial real estate	437,000	—	—	—	437,000
Construction and Land	90,039	—	—	—	90,039
Residential mortgages	728	—	—	—	728
Home equity	32,005	—	—	—	32,005
Mortgage warehouse	113,285	—	—	—	113,285
Consumer	18,462	—	—	—	18,462

Total	$1,060,376	$—	$—	$—	$1,060,376

	Accruing Current	Accruing 30 – 89 Days Past Due	Accruing 90+ Days Past Due	Nonaccruing	Total
December 31, 2014
Commercial and industrial	$365,447	$—	$—	$—	$365,447
Commercial real estate	439,071	—	—	—	439,071
Construction and Land	82,567	—	—	—	82,567
Residential mortgages	1,320	—	—	—	1,320
Home equity	28,464	—	—	—	28,464
Mortgage warehouse	116,939	—	—	—	116,939
Consumer	9,290	—	—	—	9,290

Total	$1,043,098	$—	$—	$—	$1,043,098

The Company evaluates loans in accordance with ASC No. 310-40, Troubled Debt Restructurings by Creditors. Troubled debt restructurings are loans in which the Company has modified the terms and granted an economic concession to a borrower who is experiencing financial difficulties. These modifications may include interest rate reductions, term extensions and other concessions intended to minimize losses.

Atlantic Capital did not modify any new loans as a TDR during the three and six months ended June 30, 2015 and 2014.

The Company individually rates loans based on internal credit risk ratings using numerous factors, including thorough analysis of historical and expected cash flows, consumer credit risk scores (FICO scores), rating agency information, LTV ratios, collateral, collection experience, and other internal metrics. The Company uses a dual rating system. The likelihood of default of a credit transaction is graded in the Obligor Rating. The risk of loss given default is graded in the Facility Rating. The Obligor Rating is used to describe the likelihood of a loan default. The Obligor Rating is determined through thorough credit analysis. Facility Ratings are used to describe the value to the bank that the collateral represents. Facility Ratings are based on the collateral package or market expectations regarding the value or liquidity of the collateral. Ratings are generally reviewed at least annually or more frequently if there is a material change in creditworthiness. Exceptions to this policy may include well collateralized term loans and loans to individuals with limited exposure or complexity.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The Company uses the following definitions for risk ratings:

Pass: Loans that are analyzed individually as part of the above described process and that do not meet the criteria of special mention, substandard or doubtful.

Special Mention: Loans classified as special mention have a potential weakness that requires management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

As of June 30, 2015 and December 31, 2014, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands).

	Commercial and Industrial	Commercial Real Estate	Construction and Land	Residential Mortgages	Home Equity	Mortgage Warehouse	Consumer	Total
June 30, 2015
Pass	$361,253	$429,787	$90,039	$528	$31,945	$113,285	$18,462	1,045,299
Special Mention	929	659	—	—	—	—	—	1,588
Substandard accruing	6,675	6,554	—	200	60	—	—	13,489
Substandard nonaccruing	—	—	—	—	—	—	—	—
Doubtful nonaccruing	—	—	—	—	—	—	—	—

Total	$368,857	$437,000	$90,039	$728	$32,005	$113,285	$18,462	$1,060,376

	Commercial and Industrial	Commercial Real Estate	Construction and Land	Residential Mortgages	Home Equity	Mortgage Warehouse	Consumer	Total
December 31, 2014
Pass	$351,596	$427,200	$82,567	$1,120	$28,404	$116,939	$9,290	$1,017,116
Special Mention	10,724	661	—	—	—	—	—	11,385
Substandard accruing	3127	11,210	—	200	60	—	—	14,597
Substandard nonaccruing	—	—	—	—	—	—	—	—
Doubtful nonaccruing	—	—	—	—	—	—	—	—

Total	$365,447	$439,071	$82,567	$1,320	$28,464	$116,939	$9,290	$1,043,098

Note 6 – SBA Servicing Rights

Atlantic Capital accounts for SBA servicing rights using the amortization method and they are included in other assets. As of June 30, 2015 and December 31, 2014, the balance of SBA loans sold and serviced by the Company totaled $43.4 million and $30.6 million, respectively.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Changes in the balance of servicing assets for the three and six months ended June 30, 2015 and 2014 are presented in the following table (in thousands).

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
SBA Loan Servicing Rights
Beginning carrying value, net	$848	$205	$782	$36
Additions	269	178	360	349
Amortization	(62)	(8)	(87)	(10)
Impairment	—	—	—	—

Ending carrying value	$1,055	$375	$1,055	$375

At June 30, 2015, the sensitivity of the fair value of the SBA loan servicing rights to immediate changes in key economic assumptions are presented in the table below (dollars in thousands).

Sensitivity of the SBA Servicing Asset	June 30, 2015
Fair value of retained servicing assets	$1,107
Weighted average life	7.28 years
Prepayment speed:	7.24%
Decline in fair value due to a 10% adverse change	$(32)
Decline in fair value due to a 20% adverse change	$(62)
Weighted average discount rate	10.88%
Decline in fair value due to a 100 bps adverse change	$(41)
Decline in fair value due to a 200 bps adverse change	$(79)

The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on valuation assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Note 7 – Reclassifications Out of Accumulated Other Comprehensive Income

The following table presents the details regarding amounts reclassified out of accumulated other comprehensive income for the three and six months ended June 30, 2015 and 2014 (in thousands).

	For the three months ended June 30, 2015			For the six months ended June 30, 2015
	Pre-Tax Amount	Income Tax (Expense) Benefit	After-Tax Amount	Pre-Tax Amount	Income Tax (Expense) Benefit	After-Tax Amount
Accumulated other comprehensive income beginning of period	$2,294	$(878)	$1,416	$986	$(377)	$609
Unrealized net gains on investment securities available-for-sale	(1,045)	400	(645)	(398)	152	(246)
Reclassification adjustment for net realized gains on investment securities available-for-sale	—	—	—	—	—	—
Unrealized net gains on derivatives	(185)	71	(114)	476	(182)	294

Accumulated other comprehensive income end of period	$1,064	$(407)	$657	$1,064	$(407)	$657

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

	For the three months ended June 30, 2014			For the six months ended June 30, 2014
	Pre-Tax Amount	Income Tax (Expense) Benefit	After-Tax Amount	Pre-Tax Amount	Income Tax (Expense) Benefit	After-Tax Amount
Accumulated other comprehensive income beginning of period	$(1,003)	$376	$(627)	$(2,026)	$760	$(1,266)
Unrealized net gains on investment securities available-for-sale	1,468	(550)	918	2,535	(951)	1,584
Reclassification adjustment for net realized gains on investment securities available-for-sale	—	—	—	(44)	17	(27)

Accumulated other comprehensive income end of period	$465	$(174)	$291	$465	$(174)	$291

Note 8 – Earnings Per Share

Basic earnings per share amounts are computed by dividing net income by the weighted average number of shares of common stock outstanding.

Diluted earnings per share amounts are computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the stock option plan, based on the treasury stock method using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the three and six months ended June 30, 2015 and 2014 (in thousands, except share data):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net income available to common shareholders	$2,902	$1,333	$4,616	$3,379

Weighted average shares outstanding
Basic(1)	13,552,820	13,453,569	13,509,441	13,435,047
Effect of dilutive securities
Stock options and warrants	342,270	200,328	337,534	200,328

Diluted	13,895,090	13,653,897	13,846,975	13,635,375

Income per common share
Basic	$0.21	$0.10	$0.34	$0.25
Diluted	$0.21	$0.10	$0.33	$0.25

(1)	Unvested restricted shares are participating securities and included in basic share calculations

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $1 par value. At June 30, 2015, 13,661,967 shares of common stock were issued and 13,562,125 shares of common stock were outstanding. At December 31, 2014, 13,497,118 shares of common stock were issued and 13,453,820 shares of common stock were outstanding.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The primary source of funds available to Atlantic Capital is payments of dividends from the Bank. The Bank has not paid any dividends to Atlantic Capital in 2015 or 2014. Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. Until May 2014, the Bank was prohibited from paying any dividends to the Company without prior approval from the Georgia Banking Department, due to the Bank’s de novo status. Additionally, the Company’s ability to pay dividends to its shareholders will depend on the ability of the Bank to pay dividends to the Company. The Bank is subject to regulatory restrictions on the payment of cash dividends, which generally may be paid only from current earnings.

Note 9 – Derivatives and Hedging

Risk Management

Atlantic Capital’s objectives in using interest rate derivatives are to add stability to net interest revenue and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy.

Cash Flow Hedges

At June 30, 2015, the Company’s interest rate swaps designated as cash flow hedges involve the payment of floating-rate amounts to a counterparty in exchange for the Company receiving fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. At June 30, 2015 and December 31, 2014, the Company had interest rate swaps designated as cash flow hedges with an aggregate notional amount of $50.0 and $50.0 million, respectively.

No hedge ineffectiveness gains or losses were recognized on active cash flow hedges in 2015 or 2014. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Atlantic Capital expects that approximately $461,000 will be reclassified as an increase to loan interest income over the next twelve months related to these cash flow hedges.

Customer Swaps

The Company also enters into derivative contracts, which consist of interest rate swaps, to facilitate the needs of clients desiring to manage interest rate risk. These swaps are not designated as accounting hedges under ASC Topic No. 815, Derivatives and Hedging. In order to economically hedge the interest rate risk associated with offering this product, the Company simultaneously enters into derivative contracts with third parties to offset the customer contracts, such that the Company minimizes its net risk exposure resulting from such transactions. The derivative contracts are structured such that the notional amounts reduce over time to generally match the expected amortization of the underlying loans. These derivatives are not speculative and arise from a service provided to clients.

The Company’s derivative instruments are recorded at fair value in other assets and accrued interest receivable and other liabilities and accrued interest payable in the Consolidated Balance Sheets, the changes in the fair value of the derivative instruments are recognized in other noninterest income in the Consolidated Statements of Income and the net change in each of these financial statement line items in the Consolidated Statements of Cash Flows. At June 30, 2015 and December 31, 2014, the Company had interest rate swaps related to this program with an aggregate notional amount of $165.2 million and $179.2 million, respectively.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Counterparty Credit Risk

As a result of its derivative contracts, the Company is exposed to credit risk. Specifically approved counterparties and exposure limits are defined. On a quarterly basis, the customer derivative contracts and related counterparties are evaluated for credit risk and an adjustment is made to the contract’s fair value. This adjustment is recognized in the Consolidated Statements of Income.

Derivative contracts with clients are secured by collateral. Additionally, in accordance with the interest rate agreements with third party counterparties, the Company may be required to post margin to these counterparties. At June 30, 2015 and December 31, 2014, the Company had minimum collateral posting thresholds with certain of its derivative counterparties and posted collateral of $2.9 million and $2.6 million, respectively, against its obligations under these agreements. Collateral related to derivative contracts is recorded in other assets in the Consolidated Balance Sheets.

The Company has master netting agreements with the derivatives dealers with which it does business, but reflects gross assets and liabilities on the Consolidated Balance Sheets.

In conjunction with the FASB’s fair value measurement guidance, management made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting arrangements on a net basis.

To accommodate clients, the Company occasionally enters into credit risk participation agreements with counterparty banks to accept a portion of the credit risk related to interest rate swaps. This allows clients to execute an interest rate swap with one bank while allowing for distribution of the credit risk among participating members. Credit risk participation agreements arise when the Company contracts with other financial institutions, as a guarantor, to share credit risk associated with certain interest rate swaps. These agreements provide for reimbursement of losses resulting from a third party default on the underlying swap. At June 30, 2015 and December 31, 2014, the Company had credit risk participation agreements with a notional amount of $17.4 million and $17.7 million, respectively.

The following table reflects the estimated fair value positions of derivative contracts and credit risk participation agreements as of June 30, 2015 and December 31, 2014 (in thousands):

Derivatives designated as hedging instruments under ASC 815

		June 30, 2015		December 31, 2014
Interest Rate Products	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
Cash flow hedge of LIBOR based loans	Other assets	$50,000	$215	$50,000	$219

Derivatives not designated as hedging instruments under ASC 815

		June 30, 2015		December 31, 2014
Interest Rate Products	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
Customer swap postions	Other assets	$165,243	$1,375	$179,212	$1,819
Dealer offsets to customer swap positions	Other liabilities	$165,243	$1,419	$179,212	$1,882
Credit risk participation	Other liabilities	17,447	4	17,703	6

		$182,690	$1,423	$196,915	$1,888

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The following table reflects the impact to the Consolidated Statements of Income related to derivative contracts for the three and six months ended June 30, 2015 and 2014 (in thousands):

Derivatives in Cash Flow Hedging Relationships

	Three months ended June 30,					Six months ended June 30,
	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)		Gain or (Loss) Reclassified from Accumulated OCI in Income (Effective Portion)			Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)		Gain or (Loss) Reclassified from Accumulated OCI in Income (Effective Portion)
	2015	2014	Location	2015	2014	2015	2014	Location	2015	2014
Interest rate swaps	$(114)	$—	Interest income	$153	$—	$294	$—	Interest income	$221	$—

Note 10 – Stock-Based Compensation

Atlantic Capital sponsors a stock incentive plan for the benefit of directors and employees. Under the Company’s 2006 Stock Incentive Plan (“the Plan”), there were 2,000,000 shares reserved for issuance in order for directors and employees to purchase Atlantic Capital common stock. The Compensation Committee has the authority to grant an incentive or nonqualified option; a restricted stock award (including a restricted stock award or a restricted unit award); a performance award (including a performance share award or a performance unit award); a phantom stock award; a dividend equivalent award; or any other award granted under the plan.

As of June 30, 2015, approximately 525,000 additional awards could be granted under the plan. Through June 30, 2015, incentive stock options, nonqualified stock options, restricted and non-restricted stock awards have been granted under the plan. Stock options are granted at a price which is no less than the fair market value of a share of Atlantic Capital common stock on the grant date. Stock options generally vest over three years and expire after ten years.

As of June 30, 2015 and December 31, 2014, warrants for 588,000 shares were outstanding for the purchase of common stock at a price of $10.00 per warrant. The warrants were issued as of May 14, 2007, the date of issuance of common stock sold in the initial private placement, and are exercisable for a period of ten years following the issuance.

The following table shows stock option and warrant activity for the first six months of 2015.

Options and Warrants	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Instrinsic Value
Outstanding at December 31, 2014	1,663,500	$10.01
Granted	—
Cancelled	—

Outstanding at June 30, 2015	1,663,500	$10.01	2.66	$4,313

Exercisable at June 30, 2015	1,663,500	$10.01	2.66	$4,313

No stock options were granted during the six months ended June 30, 2015 or 2014. Atlantic Capital recognized no compensation expense related to stock options in the three and six months ended June 30, 2015. Compensation expense relating to stock options of $2,000 and $20,000 was included in earnings for the three and six months ended June 30, 2014, respectively. Using the Black-Scholes pricing model, the amount of

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

compensation expense was determined based on the fair value of the options at the time of grant, multiplied by the number of options granted that were expected to vest, which was then amortized over the vesting period. No options were exercised during the first six months of 2015 or 2014.

The table below presents restricted stock activity for the first six months of 2015.

Restricted Stock Awards	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at December 31, 2014	132,093	$10.84
Granted	60,716	12.59
Vested	(51,707)	10.51

Outstanding at June 30, 2015	141,102	$11.71

Compensation expense for restricted stock is based on the fair value of restricted stock awards at the time of grant, which is equal to the value of Atlantic Capital’s common stock on the date of grant. The value of restricted stock grants that are expected to vest is amortized into expense over the vesting period. For the three months ended June 30, 2015 and 2014, compensation expense of $190,000 and $136,000, respectively, was recognized related to restricted stock awards. For the six months ended June 30, 2015 and 2014, compensation expense of $314,000 and $247,000, respectively, was recognized related to restricted stock awards.

As of June 30, 2015, there was $1.0 million of unrecognized compensation cost related to non-vested stock options and restricted stock awards granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.90 years. The aggregate grant date fair value of options and restricted stock awards that vested during the six months ended June 30, 2015, was $10.51.

Note 11 – Fair Value

Atlantic Capital follows the guidance pursuant to ASC No. 820-10, Fair Value Measurements and Disclosures. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This issuance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. The Company measures its investment securities and interest rate derivative assets and liabilities at fair value on a recurring basis. Fair value is used on a nonrecurring basis either when assets are evaluated for impairment or for disclosure purposes. The Company measures its servicing assets, impaired loans and other real estate owned at fair value on a nonrecurring basis. The basis for accounting for other real estate owned is the lower of cost or fair value, less selling costs.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement and defines fair value as the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, this guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

The Company applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market, instruments valued based on the best available data, some of which is internally-developed, and risk premiums that a market participant would require.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during 2015 and 2014.

The Company records investment securities available-for-sale at fair value on a recurring basis. Investment securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. In estimating the fair values for investment securities, the Company believes that independent third-party market prices are the best evidence of an exit price. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the Treasury Department yield curve, trade execution data, market consensus prepayment speeds, credit information and the securities’ terms and conditions, among other things.

Derivative instruments are primarily transacted as over-the-counter trades and priced with observable market assumptions. Ongoing measurements include observable market assumptions with appropriate valuation adjustments for liquidity and for credit risk of counterparties and the Company’s own credit. For these instruments, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider factors such as the likelihood of default by the Company and its counterparties, total exposure and remaining maturities in determining the appropriate fair value adjustments to record. Generally, the expected loss of each client counterparty is estimated using the Company’s internal risk rating system. For financial institution counterparties that are rated by national rating agencies, those ratings are used in determining the credit risk. This approach used to estimate exposures to counterparties is also used by the Company to estimate its own credit risk on derivative liability positions.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the assets that were measured at fair value on a recurring basis by level within the fair value hierarchy as reported in the Consolidated Balance Sheets at June 30, 2015 and December 31, 2014 (in thousands).

	Fair Value Level
June 30, 2015	Level 1	Level 2	Level 3	Total
Assets:
Securities available-for-sale:
U.S. treasuries	$—	$5,058	$—	$5,058
U.S. government agencies	—	17,886	—	17,886
U.S. states and political subdivisions	—	2,277	—	2,277
Trust preferred securities	—	4,250	—	4,250
Corporate debt securities	—	16,139	—	16,139
Residential mortgage-backed securities	—	95,106	—	95,106
Derivative financial instruments	—	1,590	—	1,590

Total assets	$—	$142,306	$—	$142,306

Liabilities:
Derivative financial instruments	$—	$1,423		$1,423

Total liabilities	$—	$1,423	$—	$1,423

	Fair Value Level
December 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Securities available-for-sale:
U.S. government agencies	$—	$15,220	$—	$15,220
U.S. states and political subdivisions	—	2,346	—	2,346
Trust preferred securities	—	4,200	—	4,200
Corporate debt securities	—	16,328	—	16,328
Residential mortgage-backed securities	—	95,343	—	95,343
Derivative financial instruments	—	2,038	—	2,038

Total assets	$—	$135,475	$—	$135,475

Liabilities:
Derivative financial instruments	—	1,888		1,888

Total liabilities	$—	$1,888	$—	$1,888

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The following table presents the assets that were measured at fair value on a nonrecurring basis by level within the fair value hierarchy as reported in the Consolidated Balance Sheets at June 30, 2015 and December 31, 2014 (in thousands).

	Fair Value Level
June 30, 2015	Level 1	Level 2	Level 3	Total
Impaired loans	$—	$—	$4,895	$4,895

December 31, 2014	Level 1	Level 2	Level 3	Total
Impaired loans	$—	$—	$4,940	$4,940
SBA Servicing Asset			782	782

	$—	$—	$5,722	$5,722

Level 3 loans consist of impaired loans which have been partially charged-off or have specific valuation allowances. The fair value of Level 3 assets is estimated based on the underlying collateral value. For loans which the cash proceeds from the sale of the underlying collateral is the expected source of repayment, the fair value of these loans was derived from internal estimates of the underlying collateral incorporating market data, including third party appraisals or evaluations, when available. Appraised values may be discounted based on management’s assessment of the level of inactivity in the real estate market and other markets for the underlying collateral, changes in market conditions from the time of the valuation, and other information that in management’s judgment may affect the value. Impaired loans are evaluated on at least a quarterly basis and adjusted accordingly.

The SBA servicing asset is initially recorded at fair value when loans are sold with servicing retained. This asset is then amortized in proportion to and over the period of estimated net servicing income. On at least a quarterly basis, the SBA servicing asset is assessed for impairment based on fair value. Given the nature of the asset, the key valuation inputs are unobservable and management classifies this asset as Level 3. A rollforward of activity for the SBA servicing asset and a summary of key input assumptions can be found in Note 6 – SBA Servicing Rights. At December 31, 2014, the Company’s quarterly impairment review indicated impairment of approximately $7,000 and an impairment charge was recorded. No impairment was recognized for the six months ended June 30, 2015.

Assets and Liabilities Not Measured at Fair Value

For financial instruments that have quoted market prices, those quotes are used to determine fair value. Financial instruments that have no defined maturity, have a remaining maturity of 180 days or less, or reprice frequently to a market rate, are assumed to have a fair value that approximates the reported book value, after taking into consideration any applicable credit risk. If no market quotes are available, financial instruments are valued by discounting the expected cash flows using an estimated current market interest rate for the financial instrument. For off-balance sheet derivative instruments, fair value is estimated as the amount that Atlantic Capital would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts.

The short maturity of Atlantic Capital’s assets and liabilities results in having a significant number of financial instruments whose fair value equals or closely approximates carrying value. Such financial instruments are reported in the following balance sheet captions: cash and due from banks, interest-bearing deposits in other banks, other short-term investments, and FHLB stock. The fair value of securities available-for-sale equals the balance sheet value. Due to the short-term settlement of accrued interest receivable and payable, the carrying amount closely approximates fair value.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect the premium or discount on any particular financial instrument that could result from the sale of Atlantic Capital’s entire holdings. Because no ready market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Off-balance sheet financial instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable rates. Therefore, both the carrying amount and the estimated fair value associated with these instruments are immaterial.

The carrying amount and fair values for other financial instruments that are not measured at fair value on a recurring basis in Atlantic Capital’s balance sheet at June 30, 2015 and December 31, 2014 are as follows (in thousands).

		Fair Value Level
June 30, 2015	Carrying Amount	Level 1	Level 2	Level 3	Total
Assets:
Loans held for investment, net	$1,044,703	$—	$—	$1,035,388	$1,035,388

Total assets	$1,044,703	$—	$—	$1,035,388	$1,035,388

Liabilities:
Deposits	$1,103,061	$—	$1,090,520	$—	$1,090,520
FHLB advances	85,349	—	85,485	—	85,485

Total liabilities	$1,188,410	$—	$1,176,005	$—	$1,176,005

		Fair Value Level
December 31, 2014	Carrying Amount	Level 1	Level 2	Level 3	Total
Assets:
Loans held for investment, net	$1,028,292	$—		$1,018,130	$1,018,130

Total assets	$1,028,292	$—	$—	$1,018,130	$1,018,130

Liabilities:
Deposits	$1,105,845	$—	$1,092,527	$—	$1,092,527
FHLB advances	56,517	—	56,678	—	56,678

Total liabilities	$1,162,362	$—	$1,149,205	$—	$1,149,205

Note 12 – Commitments and Contingencies

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, most of which are standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

ATLANTIC CAPITAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The majority of loans are secured by certain assets of the borrower; however, the Bank periodically makes unsecured loans to our most creditworthy clients on a limited basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. The Bank’s loans are primarily collateralized by residential and commercial real properties, accounts receivable, inventory and equipment.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit expire in less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following table summarizes, as of June 30, 2015 and December 31, 2014, the contractual amount of off-balance sheet instruments (in thousands):

	June 30,	December 31,
	2015	2014
Commitments:
Loan commitments	$403,762	$389,445
Standby letters of credit	10,001	12,316

Total commitments	$413,763	$401,761

Atlantic Capital, in the normal course of business, is subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. Although it is not possible to predict the outcome of these lawsuits, or the range of any possible loss, management, after consultation with legal counsel, does not anticipate that the ultimate aggregate liability, if any, arising from these lawsuits will have a material adverse effect on Atlantic Capital’s financial position or results of operations.

Note 13 – Mergers and Acquisitions

On March 25, 2015, First Security Group (“First Security”) and Atlantic Capital jointly announced the signing of a definitive merger agreement pursuant to which Atlantic Capital will acquire First Security. The transaction has been unanimously approved by the board of directors of each company.

Under terms of the agreement, Atlantic Capital will purchase First Security for total consideration of approximately $160 million. FSG shareholders may elect cash equal to $2.35 per share, stock based on a fixed exchange ratio of 0.188 shares of Atlantic Capital common stock for each First Security share, or any combination thereof subject to adjustment to provide overall mix of 65%-70% stock and 35%-30% cash. Atlantic Capital intends to register its shares with the SEC and seek a listing on NASDAQ concurrent with the closing of the transaction.

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

ATLANTIC CAPITAL BANCSHARES, INC., AND

FIRST SECURITY GROUP, INC.

DATED AS OF MARCH 25, 2015

A-i

A-ii

A-iii

Defined Term	Section
Acceptable Confidentiality Agreement	6.9(b)
Acquisition Agreement	6.9(d)
Adverse Recommendation Change	6.9(e)
Agreement	Preamble
Articles of Bank Merger	3.4
Atlantic Capital	Preamble
Atlantic Capital Adverse Recommendation Change	6.9(e)
Atlantic Capital Articles	3.1(b)
Atlantic Capital Bank	Recitals
Atlantic Capital Benefit Plans	3.11(a)
Atlantic Capital Board	Recitals
Atlantic Capital Board Recommendation	6.3(b)
Atlantic Capital Bylaws	3.1(b)
Atlantic Capital Capitalization Date	3.2(a)
Atlantic Capital Common Stock	1.4(a)
Atlantic Capital Contract	3.13(a)
Atlantic Capital Disclosure Schedule	Art. III
Atlantic Capital Expense Reimbursement	8.2(a)(iii)
Atlantic Capital Leased Properties	3.17
Atlantic Capital Loans	3.16(a)
Atlantic Capital Owned Properties	3.17
Atlantic Capital Policies	3.18
Atlantic Capital Property Lease	3.21
Atlantic Capital Proxy Statement	6.3(a)
Atlantic Capital Real Property	3.17
Atlantic Capital Regulatory Agencies	3.5(a)
Atlantic Capital Regulatory Agreement	3.5(b)
Atlantic Capital Reporting Period	3.5(c)
Atlantic Capital Requisite Regulatory Approvals	3.4
Atlantic Capital SEC Reports	3.5(c)
Atlantic Capital Shareholder Approval	6.3(b)
Atlantic Capital Shareholders	6.3(a)
Atlantic Capital Shareholders’ Meeting	6.3(b)
Atlantic Capital Stock	3.2(a)
Atlantic Capital Stock Plans	3.2(a)
Atlantic Capital Subsidiary	3.2(b)
Atlantic Capital Termination Fee	8.2(a)(iii)
Bank Merger	1.1(b)
Bank Secrecy Act	3.23
Benefit Plan	9.10(b)
BHC Act	3.1(b)
Book-Entry Shares	2.1(c)
Business Day	9.5
Cash Election	1.4(e)(i)
Cash Election Shares	1.4(e)(i)
Cash Election Threshold	1.4(e)(ii)(A)
Certificates	2.1(c)
Certificates of Merger	1.2
Claim	6.6(a)
Closing	9.1

A-iv

Defined Term	Section
Closing Date	9.1
COBRA	3.11(c)(xi)
Code	Recitals
Confidentiality Agreement	6.2(b)
Covered Employees	6.5(a)
Derivative Transactions	3.14(a)
Effective Time	1.2
Election Deadline	1.4(e)(i)(B)
Election Form	1.4(e)(i)(A)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	4.4
Exchange Agent	2.1(a)
Exchange Ratio	1.4(c)(ii)
Fair Credit Reporting Act	3.22
FDIC	3.1(d)
Federal Reserve Board	3.4
FFIEC	3.28
Form S-4	3.4
FSGBank	Recitals
FSGI	Preamble
FSGI Adverse Recommendation Change	6.9(d)
FSGI Articles	4.1(b)
FSGI Benefit Plans	4.11(a)
FSGI Board	Recitals
FSGI Board Recommendation	6.3(c)
FSGI Bylaws	4.1(b)
FSGI Cancelled Shares	1.4(b)
FSGI Capitalization Date	4.2(a)
FSGI Common Stock	1.4(b)
FSGI Contract	4.13(a)
FSGI Disclosure Schedule	Art. IV
FSGI Expense Reimbursement	8.2(a)(i)
FSGI Financial Statements	4.6(a)
FSGI Leased Properties	4.17
FSGI Loans	4.16(a)
FSGI Owned Properties	4.17
FSGI Policies	4.18
FSGI Preferred Stock	4.2(a)
FSGI Property Lease	4.21
FSGI Real Property	4.17
FSGI Regulatory Agencies	4.5(a)
FSGI Regulatory Agreement	4.5(b)
FSGI Requisite Regulatory Approvals	4.4
FSGI SEC Reports	4.5(c)
FSGI Shareholder Approval	6.3(c)
FSGI Shareholders	6.3(a)
FSGI Shareholders’ Meeting	6.3(c)
FSGI Stock Awards	1.5(a)
FSGI Subsidiary	3.2(b)
FSGI Termination Fee	8.2(a)(i)

A-v

Defined Term	Section
GAAP	3.2(b)
GBCC	1.1(a)
Governmental Entity	3.4
Gramm-Leach-Bliley Act	3.22
HSR Act	3.4
IIPI	3.22
Indemnified Parties	6.6(a)
Injunction	7.1(d)
Intellectual Property	3.19
IRS	3.10(a)
Knowledge	9.5
Liens	3.2(b)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
Merger	Recitals
Merger Consideration	1.4(c)(iii)
Mixed Election	1.4(e)(i)
Nasdaq	4.5(a)
No-Election Shares	1.4(e)(i)
Non-Election	1.4(e)(i)
Non-Receiving Party	6.9(b)
OCC	3.4
Other Regulatory Approvals	3.4
Party(ies)	Preamble
Patriot Act	3.23
Per Share Cash Consideration	1.4(c)(i)
Per Share Stock Consideration	1.4(c)(ii)
Permitted Encumbrances	3.17
Person	9.5
Policies, Practices and Procedures	3.15(b)
Proxy Statement	6.3(a)
Reallocated Cash Election Shares	1.4(e)(ii)(A)(III)
Reallocated Stock Election Shares	1.4(e)(ii)(B)(II)
Receiving Party	6.9(b)
Regulatory Agencies	4.5(a)
Representatives	6.9(a)
Sarbanes-Oxley Act	3.5(c)
SEC	3.4
Section 409(A)	3.11(m)
Securities Act	3.2(a)
SERPs	3.11(c)(iv)
SRO	3.4
Stock Election	1.4(e)(i)
Stock Election Shares	1.4(e)(i)
Stone Point Securities Purchase Agreement	7.1(f)
Subsidiary	3.2(b)
Subsidiary Plan of Merger	1.1(b)
Superior Proposal	6.9(i)
Surviving Bank	Recitals
Surviving Corporation	Recitals
Surviving Corporation Officers	6.5(a)

A-vi

Defined Term	Section
Takeover Proposal	6.9(h)
Tax Return	3.10(c)
Tax(es)	3.10(b)
TBCA	1.1(a)
Termination Date	8.1

A-vii

Schedule of Exhibits

Exhibit A — Form of Subsidiary Plan of Merger

Exhibit B — Surviving Corporation Articles of Incorporation

Exhibit C — Surviving Corporation Bylaws

Exhibit D — Form of Director Support Agreement

Exhibit E — Form of Shareholder Support Agreement

A-viii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of March 25, 2015 (this “Agreement”), by and between Atlantic Capital Bancshares, Inc., a Georgia corporation (“Atlantic Capital”), and First Security Group, Inc., a Tennessee corporation (“FSGI”). Both Atlantic Capital and FSGI are referred to herein as a “Party” and, together, as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Atlantic Capital and FSGI have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transactions provided for in this Agreement in which FSGI will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Atlantic Capital (the “Merger”), so that Atlantic Capital is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, the Boards of Directors of Atlantic Capital and FSGI (the “Atlantic Capital Board” and the “FSGI Board,” respectively) have unanimously adopted this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the FSGI Board has resolved to recommend that the shareholders of FSGI approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Atlantic Capital Board has resolved to recommend that the shareholders of Atlantic Capital approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, it is intended that, immediately following the Merger, or as soon as practicable thereafter, Atlantic Capital Bank, a Georgia banking corporation (“Atlantic Capital Bank”), will be merged with and into FSGBank, National Association, a national banking association (“FSGBank”), so that FSGBank is the surviving bank (“Surviving Bank”);

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and including the Treasury Regulations promulgated thereunder (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (“TBCA”) and the Georgia Business Corporation Code (the “GBCC”), at the Effective Time FSGI shall merge with and into Atlantic Capital. Atlantic Capital shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Georgia. As of the Effective Time, the separate corporate existence of FSGI shall cease.

(b) Immediately following the Effective Time, Atlantic Capital Bank, a wholly-owned subsidiary of Atlantic Capital, will merge with and into FSGBank, a wholly-owned subsidiary of FSGI (the “Bank Merger”), with FSGBank as the surviving entity. As part of the Bank Merger, FSGBank shall change its name to “Atlantic Capital Bank, National Association.” The Parties agree that the Bank Merger shall become effective immediately after the Effective Time. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, in substantially the form attached hereto as Exhibit A (the “Subsidiary Plan of Merger”), with such changes thereto as Atlantic Capital and FSGI may mutually agree upon. In order to obtain the necessary regulatory approvals for the Bank Merger, the parties hereto shall cause the following to be accomplished prior to the filing of applications for such regulatory approvals: (i) Atlantic Capital shall cause Atlantic Capital Bank to approve the Subsidiary Plan of Merger; (ii) Atlantic Capital, as the sole shareholder of Atlantic Capital Bank, shall approve the Subsidiary Plan of Merger; (iii) Atlantic Capital shall cause the Subsidiary Plan of Merger to be duly executed by Atlantic Capital Bank and delivered to FSGBank; (iv) FSGI shall cause FSGBank to approve the Subsidiary Plan of Merger; (v) FSGI, as the sole shareholder of FSGBank, shall approve the Subsidiary Plan of Merger; and (vi) FSGI shall cause FSGBank to duly execute and deliver the Subsidiary Plan of Merger to Atlantic Capital Bank.

1.2 Effective Time. The Merger shall become effective as set forth in the articles or certificates of merger (the “Certificates of Merger”) that shall be filed with the Georgia Secretary of State and the Tennessee Secretary of State, respectively, on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificates of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the TBCA and the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of FSGI shall vest in the Surviving Corporation, and all debts, liabilities and duties of FSGI shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of FSGI, Atlantic Capital or the holder of any of the following securities:

(a) Each share of common stock, par value $1.00 per share, of Atlantic Capital (the “Atlantic Capital Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of common stock, par value $0.01 per share, of FSGI (the “FSGI Common Stock”) issued and outstanding immediately prior to the Effective Time that are owned, directly or indirectly, by Atlantic Capital or FSGI (other than shares of FSGI Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) (any such shares, the “FSGI Cancelled Shares”) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Atlantic Capital or other consideration shall be delivered in exchange therefor.

(c) Subject to Section 1.4(e) and Article II, each share of FSGI Common Stock, except for the FSGI Cancelled Shares, issued and outstanding immediately prior to the Effective Time will cease to be outstanding and will be converted into and exchanged for the right to receive the following:

(i) Cash in the amount of $2.35 per share (the “Per Share Cash Consideration”); or

(ii) 0.188 shares (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Atlantic Capital Common Stock (together, with any cash in lieu of fractional shares of Atlantic Capital Common Stock to be paid pursuant to Section 2.1, the “Per Share Stock Consideration”). The total cash and stock consideration paid by Atlantic Capital in respect of FSGI Common Stock in connection with the Merger is referred to herein as the “Merger Consideration.”

(d) If, between the date hereof and the Effective Time, the outstanding shares of Atlantic Capital Common Stock or FSGI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, stock dividend, stock split, reverse stock split or other similar change in capitalization, appropriate and proportionate adjustments shall be made to the Exchange Ratio and Per Share Cash Consideration.

(e) Election and Allocation Procedures.

(i) Election. Subject to the limitations set forth below, each holder of FSGI Common Stock shall be provided an opportunity, (i) to elect to receive Atlantic Capital Common Stock with respect to all of such holder’s FSGI Common Stock (a “Stock Election”); (ii) to elect to receive cash with respect to all of such holder’s FSGI Common Stock (a “Cash Election”); (iii) to elect to receive cash with respect to a portion of such holder’s FSGI’s Common Stock and shares of Atlantic Capital Stock with respect to such holder’s remaining shares (a “Mixed Election”); or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of FSGI Common Stock (a “Non-Election”). Shares of FSGI Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of FSGI Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of FSGI Common Stock as to which a Non-Election or no election has been made, including any FSGI Common Stock issued in connection with the exercise of FSGI Stock Awards after the Election Deadline, are referred to herein as “No-Election Shares.”

(A) Atlantic Capital and FSGI shall cause to be mailed an election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as Atlantic Capital and FSGI shall mutually agree (the “Election Form”) with or following the issuance of the Proxy Statement (as hereinafter defined) to each holder of record of FSGI Common Stock. Atlantic Capital and FSGI shall use all reasonable efforts to make available as promptly as possible an Election Form to any shareholder of FSGI who requests such Election Form following the initial mailing of the Election Form and prior to the Election Deadline (as defined below). Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instruction) of FSGI Common Stock to make a Stock Election, Cash Election, Mixed Election or Non-Election. Nominee record holders who hold FSGI Common Stock on behalf of multiple beneficial owners shall indicate how many of such shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares based upon the actions of the beneficial owners thereof.

(B) Any shares of FSGI Common Stock with respect to which the holder shall not have submitted to the Exchange Agent an effective, properly completed, Election Form prior to 5:00 p.m. Eastern Time on the business day that is five (5) business days prior to the Effective Time (or such other time and date as Atlantic Capital and FSGI may mutually agree) (the “Election Deadline”) shall be treated as No-Election Shares; provided, however, that the Election Deadline may not occur after the Effective Time.

(C) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline, together with all required accompanying documentation and duly executed transmittal materials included with the Election Form, all as described in the instructions to the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form (or the beneficial owner of the shares covered by such Election Form through appropriate and customary documentation and instruction) at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline and no other valid election is made, the shares of FSGI Common Stock represented by such Election Form shall be No-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Atlantic Capital, FSGI nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(ii) Allocation. As soon as practicable after the Election Deadline, Atlantic Capital shall cause the Exchange Agent to allocate the Merger Consideration among the holders of FSGI Common Stock that was issued and outstanding immediately prior to the Effective Time in accordance with the terms of this Section. In order to ensure that the limits specified with respect to the cash consideration specified below are not exceeded, the parties hereby agree that the Exchange Agent, in applying the allocation rules set forth herein, shall have reasonable discretion to round calculations or otherwise adjust results thereof in order to accomplish such purpose, and each good faith determination made by the Exchange Agent regarding such matters shall be binding and conclusive.

(A) Cash Consideration Undersubscribed. If the number of Cash Election Shares is less than or equal to 26,730,454 (the “Cash Election Threshold”), then, at the Effective Time:

(I) each Cash Election Share will be converted into the right to receive the Per Share Cash Consideration;

(II) No-Election Shares shall be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares equal the Cash Election Threshold. If less than all of the No-Election Shares are so required to be treated as Cash Election Shares, then the Exchange Agent shall convert, on a pro rata basis, a sufficient number of No-Election Shares into Cash Election Shares, with all remaining No-Election Shares treated as Stock Election Shares;

(III) If all of the No-Election Shares are converted to Cash Election Shares under the preceding subsection and the total number of Cash Election Shares remains below the Cash Election Threshold, then the Exchange Agent shall convert, on a pro rata basis, a sufficient number of Stock Election Shares into Cash Election Shares (the “Reallocated Cash Election Shares”) such that the sum of the number of Cash Election Shares plus the Reallocated Cash Election Shares equals the Cash Election Threshold and each Reallocated Cash Election Share shall be converted in to the right to receive the Per Share Cash Consideration; and

(IV) each Stock Election Share which is not a Reallocated Cash Election Share shall be converted into the right to receive the Per Share Stock Consideration.

(B) Cash Consideration Oversubscribed. If the number of Cash Election Shares is greater than the Cash Election Threshold, then, at the Effective Time:

(I) each Stock Election Share and No-Election Share shall be converted into the right to receive the Per Share Stock Consideration;

(II) the Exchange Agent shall convert, on a pro rata basis, a sufficient number of Cash Election Shares into Stock Election Shares (the “Reallocated Stock Election Shares”) such that the number of remaining Cash Election Shares does not exceed the Cash Election Threshold (provided that the Cash Election Shares not subject to a Mixed Election shall be treated as Reallocated Stock Election Shares only if the Cash Election Shares subject to a Mixed Election are insufficient in number to reach the Cash Election Threshold and, provided further, that holders of one hundred (100) or fewer shares of FSGI Common Stock of record on the date of this Agreement who have elected solely the Cash Election shall not be required to have any of their shares of FSGI Common Stock converted to Reallocated Stock Election Shares) and all Reallocated Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(III) each Cash Election Share which is not a Reallocated Stock Election Share shall be converted into the right to receive the Per Share Cash Consideration.

1.5 Stock Options, Other Stock-Based Awards and Warrants.

(a) Unless otherwise noted, the provisions of this Section 1.5 pertain to all options and other stock-based awards granted by FSGI, including but not limited to awards granted under FSGI’s 2012 Long-Term

Incentive Plan, the Second Amended and Restated 1999 Long-Term Incentive Plan and the 2002 Long-Term Incentive Plan, issued and outstanding immediately prior to the Effective Time (collectively, the “FSGI Stock Awards”), provided, however, that any accelerated vesting performed pursuant to this Section 1.5 shall only be performed if required by the terms of the FSGI Stock Awards as in effect on the date hereof without any further action by FSGI.

(b) As of the Effective Time, Atlantic Capital shall either: (i) assume any FSGI Stock Awards substantially in accordance with the terms of the FSGI Stock Awards; or (ii) substitute the FSGI Stock Awards for substantially identical awards under any Atlantic Capital Stock Plans or other plans to be adopted by Atlantic Capital before the Effective Time, such that after the Merger and without any action on the part of the holders of any FSGI Stock Awards, the FSGI Stock Awards shall be converted into and become rights with respect to Atlantic Capital Common Stock. From and after the Effective Time and after giving effect to the foregoing assumption or substitution: (i) each FSGI Stock Award assumed or substituted by Atlantic Capital may be exercised solely for shares of Atlantic Capital Common Stock; (ii) the number of shares of Atlantic Capital Common Stock subject to such FSGI Stock Award shall be equal to the number of shares of FSGI Common Stock subject to such FSGI Stock Award immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share); and (iii) the per share exercise price under each such FSGI Stock Award shall be adjusted to reflect the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a “modification” as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an “incentive stock option.” Atlantic Capital and FSGI agree to take all necessary steps to effect the provisions of this Section 1.5.

(c) At or prior to the Effective Time, FSGI, the FSGI Board and the compensation committee of the FSGI Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any FSGI or FSGBank employee or other participant consents) that may be necessary to effectuate the provisions of paragraphs (a) and (b) of this Section 1.5.

1.6 Articles of Incorporation of the Surviving Corporation. At the Effective Time, the articles of incorporation of the Surviving Corporation shall be those articles of incorporation attached hereto as Exhibit B until thereafter amended in accordance with applicable law.

1.7 Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of the Surviving Corporation shall be those bylaws attached hereto as Exhibit C until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.9 Headquarters. From and after the Effective Time, until determined otherwise by the Boards of Directors of the Surviving Corporation and Surviving Bank, respectively, in accordance with applicable law and the terms of their amended bylaws, (i) the Surviving Corporation shall be headquartered in Atlanta, Georgia, with significant corporate operations also in FSGI’s current location in Chattanooga, Tennessee, and (ii) the Surviving Bank shall initially be headquartered in Chattanooga, Tennessee, with significant banking operations also in Atlanta, Georgia.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Procedures.

(a) Appointment of Exchange Agent. Prior to the Effective Time, Atlantic Capital shall appoint an exchange and paying agent reasonably acceptable to FSGI (the “Exchange Agent”) for the payment and exchange of the Merger Consideration.

(b) Atlantic Capital to Make Merger Consideration Available. At or prior to the Effective Time, Atlantic Capital shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of holders of shares of FSGI Common Stock, certificates representing the shares of Atlantic Capital Common Stock and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article II (including the estimated amount of cash to be paid in lieu of fractional shares of Atlantic Capital Common Stock).

(c) Distributions to Holders of FSGI Common Stock. After completion of the allocation referred to in Section 1.4(e), and upon the Effective Time, each holder of an outstanding share of FSGI Common Stock who has properly surrendered such Certificates or Book-Entry Shares to the Exchange Agent (or affidavits of loss in lieu of such certificates) will be entitled to evidence of issuance in book entry form, or upon written request of such holder a certificate or certificates representing, the number of whole shares of Atlantic Capital Stock and/or the amount of cash in to which the aggregate number of shares of FSGI Common Stock previously represented by such Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement. If a holder of FSGI Common Stock surrenders such Certificates representing shares of FSGI Common Stock (the “Certificates”) or non-certificated shares of FSGI Common Stock represented by book-entry registry (the “Book Entry Shares”) and a properly executed letter of transmittal to the Exchange Agent at least five (5) business days prior to the Effective Time, then Atlantic Capital shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within one (1) business day following the Effective Time, to such holder of FSGI Common Stock the consideration into which the shares of such FSGI Common Stock have been converted pursuant to this Agreement. If a holder of FSGI Common Stock surrenders such Certificates or Book Entry Shares and a properly executed letter of transmittal to the Exchange Agent at any time after at least five (5) business days prior to the Effective Time, then Atlantic Capital shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) business days following receipt of such Certificates or Book Entry Shares and a properly executed letter of transmittal, deliver to such holder of FSGI Common Stock the consideration into which the shares of such FSGI Common Stock have been converted pursuant to this Agreement. The Exchange Agent shall not be obligated to deliver the consideration to which any former holder of FSGI Common Stock is entitled as a result of the Merger until such holder surrenders his or her Certificates or Book-Entry Shares for exchange as provided in this Section 2.1. The Certificates or Book-Entry Shares so surrendered shall be, as applicable, duly endorsed or accompanied with such transfer and other documentation as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of the FSGI Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property law.

(d) Letter of Transmittal. Atlantic Capital shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder Certificates and Book-Entry Shares who has not previously surrendered such Certificates or Book-Entry Shares with an Election Form, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates and Book-Entry Shares for the Merger Consideration and cash in lieu of fractional shares, if any, into which the shares of such FSGI Common Stock have been converted pursuant to this Agreement.

(e) No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no certificates representing fractional shares of Atlantic Capital Common Stock shall be issued upon the surrender for exchange of the FSGI Common Stock and such fractional Atlantic Capital Common Stock interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation. Each holder of FSGI Common Stock who would otherwise be entitled to receive a fractional share of Atlantic Capital Common Stock shall instead receive an amount of cash, without interest, equal to the product obtained by multiplying (a) the fractional share of Atlantic Capital Common Stock to which such holder (after taking into account all FSGI Common Stock held at the Effective Time by such holder) would otherwise be entitled, by (b) $12.50.

(f) Lost Certificates. A holder of FSGI Common Stock whose Certificates have been lost, destroyed, stolen or are otherwise missing shall be entitled to receive its portion of the Merger Consideration and dividends or distributions, and cash in lieu of fractional shares to which such shareholder shall be entitled upon compliance with reasonable conditions imposed by the Surviving Corporation and the Exchange Agent pursuant to applicable law and as required in accordance with the Surviving Corporation’s standard policy (including the requirement that the shareholder furnish an affidavit of lost certificate, surety bond or other customary indemnity).

2.2 Rights of Former FSGI Shareholders. At the Effective Time, the stock transfer books of FSGI shall be closed as to holders of FSGI Common Stock, and no transfer of FSGI Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.1 of this Agreement, each Book-Entry Share or Certificate representing shares of FSGI Common Stock shall from and after the Effective Time represent for all purposes only the right to receive the applicable portion of the Merger Consideration in exchange therefor. To the extent permitted by law, former holders of record of FSGI Common Stock shall be entitled to vote after the Effective Time at any meeting of Atlantic Capital shareholders the number of whole shares of Atlantic Capital Common Stock into which their respective shares of FSGI Common are converted, regardless of whether such holders have exchanged their certificates representing FSGI Common Stock for certificates representing Atlantic Capital Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Atlantic Capital on the Atlantic Capital Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of FSGI Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Book-Entry Share or Certificate representing shares of FSGI Common Stock issued and outstanding at the Effective Time until such holder surrenders such Book-Entry Share or Certificate for exchange as provided in Section 2.1 of this Agreement. However, upon surrender of such Book-Entry Share or Certificate representing FSGI Common Stock shares of Atlantic Capital Common Stock, together with all such undelivered dividends or other distributions without interest, shall be delivered and paid with respect to each Book-Entry Share or other share represented by such Certificate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ATLANTIC CAPITAL

Except as disclosed in the disclosure schedule (the “Atlantic Capital Disclosure Schedule”) delivered by Atlantic Capital to FSGI prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Atlantic Capital’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary: (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2; and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect, as hereinafter defined, on Atlantic Capital), Atlantic Capital, and to the extent applicable, each Subsidiary of Atlantic Capital, hereby represents and warrants to FSGI as follows:

3.1 Corporate Organization.

(a) Each of Atlantic Capital and its Subsidiaries: (i) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization; (ii) has all requisite corporate or similar power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted; and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Atlantic Capital is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the articles of incorporation of Atlantic Capital, as amended (the “Atlantic Capital Articles”), and the bylaws of Atlantic Capital (the “Atlantic Capital Bylaws”), as in effect as of the date of this Agreement, have previously been made available to FSGI. Atlantic Capital Bank is incorporated under the laws of the State of Georgia.

(c) The articles of incorporation, bylaws and similar governing documents of each Atlantic Capital Subsidiary, copies of which have previously been made available to FSGI, are true, complete and correct copies of such documents as of the date of this Agreement.

(d) The deposit accounts of Atlantic Capital Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

3.2 Capitalization.

(a) The authorized capital stock of Atlantic Capital consists of 100,000,000 shares of capital stock, $1.00 par value per share, all of which is designated as common stock, of which, as of the date of this Agreement (the “Atlantic Capital Capitalization Date”), 13,508,480 shares of Atlantic Capital Common Stock were issued and outstanding. As of the Atlantic Capital Capitalization Date, no shares of Atlantic Capital Common Stock were reserved for issuance, except for 1,663,500 shares of Atlantic Capital Common Stock underlying options and warrants currently outstanding; 670,414 shares of Atlantic Capital Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved for issuance pursuant to employee and director equity incentive compensation plans of Atlantic Capital in effect as of the date of this Agreement (the “Atlantic Capital Stock Plans”). The Atlantic Capital Common Stock is sometimes referred to herein as the “Atlantic Capital Stock.” All of the issued and outstanding shares of Atlantic Capital Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, except for the preemptive rights provided for in Article IV of the Atlantic Capital Articles, which preemptive rights were waived by the holders thereof. No bonds, debentures, notes or other indebtedness of Atlantic Capital having the right to vote on any matters on which its shareholders may vote are issued or outstanding. Except as set forth in Section 3.2(a) of the Atlantic Capital Disclosure Schedule, as of the date of this Agreement, except pursuant to this Agreement, including with respect to the Atlantic Capital Stock Plans as set forth herein, Atlantic Capital does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Atlantic Capital Stock, or any other equity securities of Atlantic Capital or any securities representing the right to purchase or otherwise receive any shares of Atlantic Capital Stock, or other equity securities of Atlantic Capital. Other than as provided in this Agreement or as set forth on Section 3.2(a) of the Atlantic Capital Disclosure Schedule, as of the date of this Agreement, there are no contractual obligations of Atlantic Capital or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Atlantic Capital or any equity security of Atlantic Capital or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity securities of Atlantic Capital or its Subsidiaries, or (ii) pursuant to which Atlantic Capital or any of its Subsidiaries is or could be required to register shares of Atlantic Capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). The shares of Atlantic Capital Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as set forth on Section 3.2(a) of the Atlantic Capital Disclosure Schedule, no options or other equity-based awards are outstanding as of the Atlantic Capital Capitalization Date. Except as set forth on Section 3.2(a) of the Atlantic Capital Disclosure Schedule, since December 31, 2013 through the date hereof, Atlantic Capital has not (A) issued or repurchased any shares of Atlantic Capital Stock, or other equity securities of Atlantic Capital or (B) issued or awarded any options, restricted shares or any other equity-based awards under the Atlantic Capital Stock Plans or otherwise.

(b) Section 3.2(b) of the Atlantic Capital Disclosure Schedule lists each Atlantic Capital Subsidiary as of the date of this Agreement. Except as set forth on Section 3.2(b) of the Atlantic Capital Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Atlantic Capital are owned by Atlantic Capital, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No such Atlantic Capital Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. As used in this Agreement, the word “Subsidiary,” when used with respect to either Party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such Party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the term “Atlantic Capital Subsidiary” and “FSGI Subsidiary” shall mean any direct or indirect Subsidiary of Atlantic Capital or FSGI, respectively.

(c) Section 3.2(c) of the Atlantic Capital Disclosure Schedule sets forth Atlantic Capital’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any Person other than a Subsidiary of Atlantic Capital, where such ownership interest is equal to or greater than five (5) percent of the total ownership interest of such Person.

(d) Section 3.2(d) of the Atlantic Capital Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of Atlantic Capital Common Stock issued under any Atlantic Capital Stock Plans or awards not granted under any Atlantic Capital Stock Plan, the number of shares of Atlantic Capital Common Stock subject to outstanding awards granted under the Atlantic Capital Stock Plans or otherwise and the number of shares of Atlantic Capital Common Stock reserved for future issuance under the Atlantic Capital Stock Plans or otherwise; (ii) all outstanding awards granted under the Atlantic Capital Stock Plans, indicating with respect to each such award the name of the holder thereof, the number of shares of Atlantic Capital Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of Atlantic Capital Common Stock subject to such warrant and the exercise price thereof. Atlantic Capital has provided to FSGI complete and accurate copies of the Atlantic Capital Stock Plans and the forms of all award agreements and copies of all warrants.

3.3 Authority; No Violation.

(a) Atlantic Capital has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Atlantic Capital Board. The Atlantic Capital Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Atlantic Capital and its shareholders, and that the Agreement and the transactions contemplated hereby are in the best interests of Atlantic Capital and its shareholders. The Atlantic Capital Board has directed the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Atlantic Capital’s shareholders for consideration at a duly held meeting of such shareholders and has recommend that Atlantic Capital’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except for the approval of this Agreement and, if required by applicable law, the affirmative vote of the holders of the requisite number of outstanding shares of Atlantic Capital Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Atlantic Capital are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Atlantic Capital and (assuming due authorization, execution and delivery by FSGI) constitutes the valid and binding obligation of Atlantic Capital, enforceable against Atlantic Capital in accordance with its terms

(except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Atlantic Capital, nor the consummation by Atlantic Capital of the transactions contemplated hereby, nor compliance by Atlantic Capital with any of the terms or provisions of this Agreement, will (i) assuming that shareholder approval referred to in Section 3.3(a) has been obtained, violate any provision of the Atlantic Capital Articles or the Atlantic Capital Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Atlantic Capital, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by (other than pursuant to an Atlantic Capital Benefit Plan), or result in the creation of any Lien upon any of the respective properties or assets of Atlantic Capital or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Atlantic Capital or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approvals of such applications and notices, (b) the filing of any required applications, filings or notices with the Office of the Comptroller of the Currency (the “OCC”) and any other federal or state banking, insurance or other regulatory or self-regulatory authorities, including the Georgia Department of Banking and Finance and the U.S. Securities and Exchange Commission (“SEC”) or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (c) the filing with the SEC of a registration statement on Form S-4 (the “Form S-4”), the declaration of effectiveness of the Form S-4, and the filing of such other reports with the SEC as may be required by the Securities Act in connection with the Agreement, the Merger and the Form S-4; (d) the approval by NASDAQ of Atlantic Capital’s application for listing of its common stock on the Nasdaq Global Select Market (or such other national securities exchange mutually agreed upon by the Parties), (e) the filing of the Certificates of Merger with the Tennessee Secretary of State and the Georgia Secretary of State pursuant to the TBCA and GBCC, (f) the filing of articles of merger with the OCC and Georgia Secretary of State with respect to the Bank Merger (the “Articles of Bank Merger”), and (g) any consents, authorizations, approvals, filings or exemptions required under applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”) or required under consumer finance, mortgage banking and other similar laws, if any, (h) notices or filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the “HSR Act”), if any, and (i) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Atlantic Capital Common Stock pursuant to this Agreement (all such approvals in this Section 3.4, the “Atlantic Capital Requisite Regulatory Approvals”), no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Atlantic Capital of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Atlantic Capital of this Agreement.

3.5 Reports; Regulatory Matters.

(a) Atlantic Capital and each of its Subsidiaries have timely filed (including all applicable extensions) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) any state banking commission or other state regulatory authority, including the Georgia Department of Banking and Finance, (iv) any foreign regulatory authority, and (v) any SRO (collectively, “Atlantic Capital Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2013, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Atlantic Capital Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Atlantic Capital Regulatory Agency or Governmental Entity in the ordinary course of the business of Atlantic Capital and its Subsidiaries, or as disclosed on Section 3.5(a) of the Atlantic Capital Disclosure Schedule, no Atlantic Capital Regulatory Agency or Governmental Entity has initiated since January 1, 2013 or has pending any proceeding, enforcement action or, to the Knowledge of Atlantic Capital, investigation into the business, disclosures or operations of Atlantic Capital or any of its Subsidiaries. Since January 1, 2013, except as disclosed on Section 3.5(a) of the Atlantic Capital Disclosure Schedule, no Atlantic Capital Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the Knowledge of Atlantic Capital, investigation into the business, disclosures or operations of Atlantic Capital or any of its Subsidiaries. Except as set forth on Section 3.5(a) of the Atlantic Capital Disclosure Schedule, Atlantic Capital and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism or exception by any Atlantic Capital Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Atlantic Capital or any of its Subsidiaries. Since January 1, 2013, there have been no formal or informal inquiries by, or disagreements or disputes with, any Atlantic Capital Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Atlantic Capital or any of its Subsidiaries (other than normal examinations conducted by a Atlantic Capital Regulatory Agency or Governmental Entity in Atlantic Capital’s ordinary course of business or as disclosed in Section 3.5(a) of the Atlantic Capital Disclosure Schedule). To the Knowledge of Atlantic Capital, there has not been any event or occurrence since January 1, 2013 that would result in a determination that Atlantic Capital Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

(b) Except as disclosed on Section 3.5(b) of the Atlantic Capital Disclosure Schedule, neither Atlantic Capital nor any of its Subsidiaries is subject to any cease-and desist or other order or enforcement action issued by, or is a party to any written agreement or consent agreement with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2013 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2013 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Atlantic Capital Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Atlantic Capital Regulatory Agreement”), nor has Atlantic Capital or any of its Subsidiaries been advised since January 1, 2013 by any Atlantic Capital Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Atlantic Capital Regulatory Agreement.

(c) During the period from the date of the declaration of effectiveness by the SEC of the Form S-4 to the Effective Time (the “Atlantic Capital Reporting Period”), Atlantic Capital will have filed with or furnished to the SEC all registration statements, prospectuses, reports, schedules, information statements and proxy statements of Atlantic Capital required to be filed with or furnished to the SEC pursuant to the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) (including the rules and regulations promulgated thereunder) (collectively, the “Atlantic Capital SEC Reports”). No such Atlantic Capital SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), will contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. As of their respective effective or filed dates, all Atlantic Capital SEC Reports will comply as to form in all material respects with the

Securities Act, the Exchange Act and the Sarbanes-Oxley Act, with respect thereto. Upon request, Atlantic Capital will provide FSGI with unredacted copies of all redacted material filed with the SEC.

(d) During the Atlantic Capital Reporting Period, Atlantic Capital and each of its officers and directors will be in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(e) Neither Atlantic Capital nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Atlantic Capital or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Atlantic Capital or any of its Subsidiaries in Atlantic Capital’s consolidated financial statements.

3.6 Financial Statements.

(a) Since January 1, 2011, the financial statements of Atlantic Capital and its Subsidiaries have (i) been prepared from, and are in accordance with, the books and records of Atlantic Capital and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Atlantic Capital and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the FDIC; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Atlantic Capital and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has served as independent registered public accountant for Atlantic Capital or its bank Subsidiary, as applicable, since January 1, 2007; such firm has not resigned or been dismissed as independent public accountants of Atlantic Capital or its bank Subsidiary, as applicable, as a result of or in connection with any disagreements with Atlantic Capital or its bank Subsidiary, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as set forth on Section 3.6(b) of the Atlantic Capital Disclosure Schedule, neither Atlantic Capital nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Atlantic Capital for the period ended December 31, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2013 or in connection with this Agreement and the transactions contemplated hereby.

(c) Since December 31, 2013, (i) through the date hereof, neither Atlantic Capital nor any of its Subsidiaries nor, to the Knowledge of the officers of Atlantic Capital, any director, officer, employee, auditor, accountant or representative of Atlantic Capital or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Atlantic Capital or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Atlantic Capital or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney or auditor representing Atlantic Capital or any of its Subsidiaries, whether or not employed by Atlantic Capital or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Atlantic Capital or any of its officers, directors, employees or agents to the Atlantic Capital Board or any committee thereof or to any director or officer of Atlantic Capital.

(d) Atlantic Capital and each of its Subsidiaries has established and maintains a system of internal controls (as provided for in Section 36 of the Federal Deposit Insurance Act) that is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and financial statements for regulatory reporting purposes, (ii) that receipts and expenditures of Atlantic Capital and its Subsidiaries are being made only in accordance with authorizations of management and the applicable board of directors, and (iii) regarding prevention, or timely detection and correction of, unauthorized acquisition, use or disposition of Atlantic Capital’s and its Subsidiaries’ assets that could have a material effect on the financial statements of Atlantic Capital or such Subsidiaries.

(e) During the Atlantic Capital Reporting Period, Atlantic Capital’s “disclosure controls and procedures” (as defined in Rule 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Atlantic Capital in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Atlantic Capital’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Atlantic Capital required under the Exchange Act with respect to such reports.

(f) During the Atlantic Capital Reporting Period, each of Atlantic Capital’s principal executive officer and principal financial officer (or each former principal executive officer and each former principal financial officer, as applicable) will make all certifications required by Rule 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Atlantic Capital SEC Reports, and the statements contained in such certifications will be true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. During the Atlantic Capital Reporting Period, Atlantic Capital will be in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) The information contained in the budget or the pro forma financial information (including, without limitation, the most recent projections and forecasts contained therein) that was provided by Atlantic Capital to FSGI was based upon reasonable assumptions, and, to Atlantic Capital’s Knowledge, such assumptions and such budget or pro forma financial information remain reasonable as of the date hereof.

3.7 Broker’s Fees. Neither Atlantic Capital nor any Atlantic Capital Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Atlantic Capital Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to FSGI.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2013, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate with all other events, a Material Adverse Effect on Atlantic Capital. As used in this Agreement, the term “Material Adverse Effect” means, with respect to FSGI, Atlantic Capital or the Surviving Corporation, as the case may be, any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the business, assets, liabilities, properties, results of operations or financial condition of such Party and its Subsidiaries taken as a whole or (ii) materially impairs or would be reasonably likely to materially impair the ability of such Party to timely consummate the transactions contemplated by this Agreement (provided, however, that a Material Adverse Effect shall not be deemed to include any adverse event, change or effect to the extent arising from (A) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies, generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or Governmental Entities, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (C) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, including changes in market interest rates, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (D) the failure by any Party to meet projections, forecasts, estimates or budgets, provided, however, that the exception in this clause (D) shall not prevent or otherwise affect a determination that any fact, event, change, condition, development, circumstance, or effect underlying such a failure has resulted in, or contributed to, a Material Adverse Effect, (E) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of either Party and its Subsidiaries, including the effects on the employees and customers of FSGBank or Atlantic Capital Bank, as applicable, resulting from the public announcement of the Merger, (F) changes, positive or negative, in the adjusted Federal long-term rate under section 382(f) of the Code, whether as a result of changes in the Federal long-term rate determined under section 1274(d) of the Code or as a result of changes to the methodology for calculating such rate, or (G) actions and omissions of either Party or its Subsidiaries taken with the prior written consent of the other Party).

(b) Other than as set forth on Section 3.8(b) of the Atlantic Capital Disclosure Schedule, since December 31, 2013, through and including the date of this Agreement, Atlantic Capital and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Except as set forth on Section 3.8(c) of the Atlantic Capital Disclosure Schedule, since December 31, 2013, neither Atlantic Capital nor any of its Subsidiaries has (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of December 31, 2013, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11(a) of the Atlantic Capital Disclosure Schedule, as in effect as of the date hereof), obligated itself to pay or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of Atlantic Capital Common Stock, any restricted, performance or fully vested shares of Atlantic Capital Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of Atlantic Capital or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any Atlantic Capital Benefit Plan, except as required by applicable laws, or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

3.9 Legal Proceedings.

(a) Except as disclosed on Section 3.9(a) of the Atlantic Capital Disclosure Schedule, neither Atlantic Capital nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Atlantic Capital’s

Knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Atlantic Capital or any of its Subsidiaries, including, without limitation any lender liability claims, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 3.9(a) of the Atlantic Capital Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Atlantic Capital.

(b) There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Atlantic Capital, any of its Subsidiaries or the assets of Atlantic Capital or any of its Subsidiaries.

3.10 Taxes and Tax Returns.

(a) Each of Atlantic Capital and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. Atlantic Capital and its Subsidiaries are not subject to any ongoing or unresolved examination or audit by the Internal Revenue Service (“IRS”). There are no material disputes pending, or claims asserted, for Taxes or assessments upon Atlantic Capital or any of its Subsidiaries for which Atlantic Capital does not have reserves that are adequate under GAAP. Neither Atlantic Capital nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Atlantic Capital and its Subsidiaries). Within the past five (5) years, neither Atlantic Capital nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Atlantic Capital nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Atlantic Capital or any of its Subsidiaries. Neither Atlantic Capital nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither Atlantic Capital nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Merger from qualifying as reorganizations under Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, bank, estimated, excise, gross receipts, gross income, ad valorem, profits, gains, property, escheat, unclaimed property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup-withholding, value-added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c) As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Atlantic Capital or any of its Subsidiaries.

3.11 Employee Matters.

(a) Section 3.11(a) of the Atlantic Capital Disclosure Schedule sets forth a true, complete and correct list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income

Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”), whether or not written or unwritten or subject to ERISA, as well as each material employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each material employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of Atlantic Capital or any of its ERISA Affiliates (as defined below) entered into, maintained or contributed to by Atlantic Capital or any of its ERISA Affiliates or to which Atlantic Capital or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “Atlantic Capital Benefit Plans”). For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of: (i) a controlled group of corporations (as defined in Section 414(b) of the Code); (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code); (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code); or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes a Party or any of its Subsidiaries. No other Atlantic Capital Benefit Plan exists.

(b) With respect to each Atlantic Capital Benefit Plan, Atlantic Capital has made available to FSGI true, complete and correct copies of the following (as applicable): (i) the current written document evidencing such Atlantic Capital Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the most recent summary plan description and any subsequent summaries of material modifications; (iii) any current related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two (2) most recent actuarial reports; (vi) the most recent determination letter or opinion letter from the IRS; (vii) the three (3) most recent Forms 5500 required to have been filed, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such Atlantic Capital Benefit Plan; and (ix) a list of each Person who has options to purchase Atlantic Capital Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by Atlantic Capital or any of its Subsidiaries, noting for each Person the number of options, units and other awards available and the strike price, if any, associated therewith. Section 3.11(b) of the Atlantic Capital Disclosure Schedule sets forth as of December 31, 2014 the accrued liability for any such plans, programs and arrangements.

(c) With respect to each Atlantic Capital Benefit Plan:

(i) each Atlantic Capital Benefit Plan is being and has been administered in all material respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Atlantic Capital Benefit Plan have been timely performed, including extensions available for any applicable deadline, and there have been no material defaults, omissions or violations by any party with respect to any Atlantic Capital Benefit Plan, and each Atlantic Capital Benefit Plan;

(ii) each Atlantic Capital Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code has received a favorable determination letter (or opinion letter on which Atlantic Capital and its ERISA Affiliates are allowed to rely) from the IRS to such effect and, to the Knowledge of Atlantic Capital, no fact, circumstance or event has occurred since the date of such determination or opinion letter or exists that would reasonably be expected to adversely affect the qualified status of any such Atlantic Capital Benefit Plan;

(iii) either an application for a new determination letter was filed by the end of such Atlantic Capital Benefit Plan’s applicable remedial amendment cycle as determined under Revenue Procedure

2007-44, as modified, or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied or the applicable plan is eligible to rely on an IRS opinion letter relating to a volume submitter document;

(iv) each Atlantic Capital Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 3.11(c)(iv) of the Atlantic Capital Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) an analysis of the emerging liabilities of any supplemental executive retirement plans (the “SERPs”) and (C) an analysis of the cash surrender value of the split-dollar insurance policies held pursuant to the SERPs. Any trust agreement supporting such plan has been provided as described in Section 3.11(b)(iii);

(v) no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Atlantic Capital’s or any of its ERISA Affiliates’ Knowledge, is anticipated against any of the Atlantic Capital Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, Atlantic Capital (including any Subsidiary thereof), any of its ERISA Affiliates, any director, officer or employee thereof, or any of the assets of any trust of any of the Atlantic Capital Benefit Plans;

(vi) all contributions, premiums and other payments required to be made with respect to any Atlantic Capital Benefit Plan have been made on or before their due dates, with extensions (if applicable), under applicable law and the terms of such Atlantic Capital Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Atlantic Capital Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Atlantic Capital for the fiscal year ended December 31, 2014 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2014;

(vii) except as set forth on Section 3.11(c)(vii) of the Atlantic Capital Disclosure Schedule, no Atlantic Capital Benefit Plan is under, and neither Atlantic Capital nor any Atlantic Capital Subsidiary nor any of their ERISA Affiliates has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such audit completed within the last three (3) years, if any, has resulted in the imposition of any Tax or penalty;

(viii) no Atlantic Capital Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each Atlantic Capital Benefit Plan that is funded in whole or in part through an insurance policy, neither Atlantic Capital nor any Atlantic Capital Subsidiary nor any of their ERISA Affiliates has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix) all reports and disclosures relating to each Atlantic Capital Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), Atlantic Capital Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x) except as set forth on Section 3.11(c)(x) of the Atlantic Capital Disclosure Schedule, neither the execution, delivery or performance of this Agreement by Atlantic Capital nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require Atlantic Capital, any Atlantic Capital Subsidiary or any of their ERISA Affiliates to make a larger contribution to, or pay greater benefits or provide other rights under, any Atlantic Capital Benefit

Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Atlantic Capital Benefit Plan or (C) conflict with the terms of any Atlantic Capital Benefit Plan;

(xi) all obligations of Atlantic Capital, each Subsidiary and ERISA Affiliate and each fiduciary under each Atlantic Capital Benefit Plan, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”) have been timely performed in all material respects;

(xii) to the Knowledge of Atlantic Capital, Atlantic Capital and each Subsidiary and ERISA Affiliate, as applicable, has maintained in all material respects all employee data necessary to administer each Atlantic Capital Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii) except as disclosed on Section 3.11(c)(xiii) of the Atlantic Capital Disclosure Schedule, no Atlantic Capital Benefit Plan provides for any gross-up payment associated with any Taxes.

(d) No Atlantic Capital Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively, and neither Atlantic Capital nor any of its Subsidiaries nor any ERISA Affiliate has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan. Neither Atlantic Capital nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any material liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Atlantic Capital Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Atlantic Capital or any of its Subsidiaries or ERISA Affiliates.

(e) Except as otherwise provided in this Agreement or as disclosed on Section 3.11(e) of the Atlantic Capital Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Atlantic Capital or any of its Subsidiaries or any ERISA Affiliate, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f) To the Knowledge of Atlantic Capital, neither Atlantic Capital nor any other “disqualified person” (as defined in Section 4975 of the Code) nor any “party-in-interest” (as defined in Section 3(14) of ERISA) nor any trustee or administrator of any Atlantic Capital Benefit Plan has engaged in a nonexempt “prohibited transaction,” as defined in Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA. To the Knowledge of Atlantic Capital, all “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Atlantic Capital Benefit Plans have complied in all material respects with the requirements of Section 404 of ERISA. Atlantic Capital and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the Atlantic Capital Benefit Plans.

(g) No payment made in respect of any employee or former employee of Atlantic Capital or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h) With respect to Atlantic Capital and each of its Subsidiaries:

(i) Neither Atlantic Capital nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Atlantic Capital or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Atlantic Capital, threatened and neither Atlantic Capital nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three (3) years.

(ii) Neither Atlantic Capital nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii) Each of Atlantic Capital and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees, except where the failure to comply would not, either individually or in the aggregate, have a Material Adverse Effect.

(iv) Neither Atlantic Capital nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v) To the Knowledge of Atlantic Capital, no executive of Atlantic Capital or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi) Section 3.11(h)(vi) of the Atlantic Capital Disclosure Schedule contains a true, complete and correct list of the following information for each employee of Atlantic Capital and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; Atlantic Capital or expected bonus; and Atlantic Capital’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i) Section 3.11(i) of the Atlantic Capital Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, non-solicitation, noninterference, nondisclosure and similar agreements between Atlantic Capital or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to FSGI. Each of the agreements set forth on Section 3.11(i) of the Atlantic Capital Disclosure Schedule is valid and binding and in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(j) Except as disclosed in Section 3.11(j) of the Atlantic Capital Disclosure Schedule (which shall contain the actual value of the obligations of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither Atlantic Capital nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k) Neither Atlantic Capital nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l) Any individual who performs services for Atlantic Capital or any of Atlantic Capital’s Subsidiaries and who is not treated as an employee for federal income tax purposes by Atlantic Capital or any of Atlantic Capital’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or Atlantic Capital Benefit Plan purposes.

(m)(i) Each Atlantic Capital Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated in compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”); (ii) neither Atlantic Capital nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would reasonably be expected to subject an individual having rights under any such Atlantic Capital Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any Atlantic Capital Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1 (a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such Atlantic Capital Benefit Plan to Section 409A.

3.12 Compliance with Applicable Law.

(a) Except as set forth on Section 3.12(a) of the Atlantic Capital Disclosure Schedule, Atlantic Capital and each of its Subsidiaries hold all material licenses, operating certificates, variances, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Atlantic Capital or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither Atlantic Capital nor any Atlantic Capital Subsidiary acts, or has acted since January 1, 2011, as a fiduciary for any Person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b) Section 3.12(b) of the Atlantic Capital Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Atlantic Capital or entities controlled by executive officers and directors of Atlantic Capital who have outstanding loans from Atlantic Capital or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three (3) years immediately preceding the date hereof.

(c) Since January 1, 2011, neither Atlantic Capital or any of its Subsidiaries (nor, to the Knowledge of Atlantic Capital, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.13 Certain Contracts.

(a) Except as otherwise provided in this Agreement or as disclosed on Section 3.13(a) of the Atlantic Capital Disclosure Schedule, neither Atlantic Capital nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or shareholder approval or consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Atlantic Capital, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Atlantic Capital or any Subsidiary thereof, (iii) that is a contract material to the business of Atlantic Capital to be performed after the date of this Agreement, (iv) that materially restricts the conduct of any line of business, or the area in which such business is conducted, by Atlantic Capital or, to the Knowledge of Atlantic Capital, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Atlantic Capital Disclosure Schedule, is referred to as a “Atlantic Capital Contract,” and neither Atlantic Capital nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Atlantic Capital Contract by any of the other parties thereto.

(b) (i) Each Atlantic Capital Contract is valid and binding on Atlantic Capital or its applicable Subsidiary and is in full force and effect, (ii) Atlantic Capital and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Atlantic Capital Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Atlantic Capital or any of its Subsidiaries under any such Atlantic Capital Contract.

3.14 Risk Management Instruments.

(a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(b) All Derivative Transactions, whether entered into for the account of Atlantic Capital or any of its Subsidiaries or for the account of a customer of Atlantic Capital or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Atlantic Capital and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Atlantic Capital or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Atlantic Capital and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Atlantic Capital’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15 Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on Atlantic Capital, each of Atlantic Capital and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Atlantic Capital or its Subsidiaries. Such securities and commodities are valued on the books of Atlantic Capital in accordance with GAAP in all material respects.

(b) Atlantic Capital and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) that Atlantic Capital believes are prudent and reasonable in the context of such businesses. Before the date hereof, Atlantic Capital has made available to FSGI in writing the material Policies, Practices and Procedures.

3.16 Loan Portfolio.

(a) Section 3.16(a) of the Atlantic Capital Disclosure Schedule sets forth, as of December 31, 2014 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Atlantic Capital or its Subsidiaries (collectively, “Atlantic Capital Loans”), other than “nonaccrual” Atlantic Capital Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Atlantic Capital Loans, (iii) a summary of all Atlantic Capital Loans designated as of such date by Atlantic Capital as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Atlantic Capital Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Atlantic Capital Loans by category and the amount of specific reserves with respect to each such category of Atlantic Capital Loans and (iv) each asset of Atlantic Capital or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Atlantic Capital Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Atlantic Capital Loans originated by Atlantic Capital or its Subsidiaries, and all such Atlantic Capital Loans purchased by Atlantic Capital or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Atlantic Capital Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Atlantic Capital or its Subsidiaries have complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Atlantic Capital Loans.

(c) Since December 31, 2014, none of the Atlantic Capital Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Atlantic Capital and its Subsidiaries on a consolidated basis; to Atlantic Capital’s Knowledge and in light of each of the Atlantic Capital Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the balance sheet of Atlantic Capital for the year ending December 31, 2014 were, as of such date, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Atlantic Capital Regulatory Agency.

3.17 Property. Atlantic Capital or one of its Subsidiaries (a) has fee simple title to all the real property assets reflected in the balance sheet of Atlantic Capital for the year ending December 31, 2014 as being owned by Atlantic Capital or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Atlantic Capital Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by Atlantic Capital on the date hereof or otherwise materially impair business operations at such properties, as conducted by Atlantic Capital on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used on the date hereof (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest financial statements of Atlantic Capital for the year ending December 31, 2014 or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Atlantic Capital Leased Properties” and, collectively with the Atlantic Capital Owned Properties, the “Atlantic Capital Real Property”), free and clear of all Liens of any nature whatsoever encumbering Atlantic Capital’s or its Subsidiaries’ leasehold estate, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Atlantic Capital or one of its Subsidiaries or, to Atlantic Capital’s Knowledge, the lessor. The Atlantic Capital Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Atlantic Capital Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted. There are no pending or, to the Knowledge of Atlantic Capital, threatened condemnation proceedings against the Atlantic Capital Real Property. Atlantic Capital and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the Atlantic Capital Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

Atlantic Capital currently maintains insurance on all its property, including the Atlantic Capital Real Property, in amounts, scope and coverage reasonably necessary for its operations. Atlantic Capital has not received any notice of termination, nonrenewal or material premium adjustment for such policies.

3.18 Insurance. Atlantic Capital and each of its Subsidiaries are insured with insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Atlantic Capital and its Subsidiaries. Atlantic Capital has a true and complete list of all insurance policies applicable and available to Atlantic Capital and each of its Subsidiaries with respect to its business or that are otherwise maintained by or for Atlantic Capital or any of its Subsidiaries (the “Atlantic Capital Policies”) and has provided true and complete copies of all such Atlantic Capital Policies to FSGI. Except as set forth in Section 3.18 of the Atlantic Capital Disclosure Schedule, there is no claim for coverage by Atlantic Capital or any of its Subsidiaries pending under any of such Atlantic Capital Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Atlantic Capital Policies or in respect of which such underwriters have reserved their rights. Each Atlantic Capital Policy is in full force and effect and all premiums payable by Atlantic Capital or any of its Subsidiaries have been timely paid, by Atlantic Capital or its Subsidiaries, as applicable. To the Knowledge of Atlantic Capital, neither Atlantic Capital nor any of its Subsidiaries have received written notice of any threatened termination of, material premium increase with respect to, lapse of coverage under, or material alteration of coverage under, any of such Atlantic Capital Policies. To the best of Atlantic Capital’s Knowledge, no Atlantic Capital Policy has been issued by a company that is rated lower than “A-” by A.M. Best & Co.

3.19 Intellectual Property. Atlantic Capital and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with Atlantic Capital’s Intellectual Property have been paid. The use of any Intellectual Property by Atlantic Capital and its Subsidiaries does not, to the Knowledge of

Atlantic Capital, infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Atlantic Capital or any Subsidiary acquired the right to use any Intellectual Property. To Atlantic Capital’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of Atlantic Capital or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Atlantic Capital or its Subsidiaries. Neither Atlantic Capital nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Atlantic Capital and its Subsidiaries and, to Atlantic Capital’s Knowledge, no Intellectual Property owned and/or licensed by Atlantic Capital or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.20 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any environmental, health or safety investigations, either ordered by any Governmental Entity or conducted voluntarily, or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any material liability or obligation of Atlantic Capital or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), that are currently pending or, to Atlantic Capital’s Knowledge, threatened against Atlantic Capital or any of its Subsidiaries. To the Knowledge of Atlantic Capital, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any material liability or obligation on the part of Atlantic Capital or any of its Subsidiaries. Neither Atlantic Capital nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing. Each of Atlantic Capital and its Subsidiaries, and, to Atlantic Capital’s Knowledge (except as set forth in written third-party environmental reports included in the relevant loan documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an affiliate of Atlantic Capital), any property in which Atlantic Capital or any of its Subsidiaries holds a security interest, is in material compliance with all local, state or federal environmental, health or safety laws, including CERCLA. Neither Atlantic Capital nor any of its Subsidiaries has assumed by contract any liability for any environmental, health or safety matters. Neither Atlantic Capital nor any of its Subsidiaries is an indemnitor in connection with any threatened or pending claim by any third-party indemnitee for any liability for any environmental, health or safety matters.

3.21 Leases. Section 3.21 of the Atlantic Capital Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $25,000 to which Atlantic Capital or any Subsidiary is a party and (b) a list of each parcel of real property leased by Atlantic Capital or any of its Subsidiaries together with the current annual rent (each, a “Atlantic Capital Property Lease”). Each Atlantic Capital Property Lease is valid and binding on Atlantic Capital or its applicable Subsidiary and is in full force and effect. Atlantic Capital and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each Atlantic Capital Property Lease. Neither Atlantic Capital nor any of its Subsidiaries is in material default under any Atlantic Capital Property Lease.

3.22 Privacy of Customer Information. Atlantic Capital is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers. For purposes of this Section 3.22, “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Atlantic Capital nor the Atlantic Capital Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Atlantic Capital and the use of such IIPI by Atlantic Capital as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act of 1970, as amended (the “Fair Credit Reporting Act”), the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. In accordance with the requirements of the Gramm-Leach-Bliley Act, and the regulations promulgated thereunder, Atlantic Capital and its subsidiaries will (i) maintain the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of such records; and (iii) protect against unauthorized access to or use of such records or information, which could result in substantial harm or inconvenience to any customer.

3.23 Bank Secrecy Act; Patriot Act; Money Laundering. Neither Atlantic Capital nor any Atlantic Capital Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Atlantic Capital or the Atlantic Capital Subsidiaries to be deemed to be operating in violation of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Part 103) (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “Patriot Act”), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Boards of Directors of Atlantic Capital and its Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

3.24 CRA Compliance. Neither Atlantic Capital nor any Atlantic Capital Subsidiary has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder. As of the date hereof, Atlantic Capital and Atlantic Capital Subsidiary’s most recent examination rating under the CRA was “satisfactory” or better. Atlantic Capital knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Atlantic Capital or any Atlantic Capital Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Atlantic Capital or any Atlantic Capital Subsidiary to decrease below the “satisfactory” level.

3.25 State Takeover Laws. The Atlantic Capital Board has rendered inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.

3.26 Reorganization; Approvals. Except as set forth on Section 3.26 of the Atlantic Capital Disclosure Schedule, as of the date of this Agreement, Atlantic Capital (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.27 Transactions with Affiliates. All “covered transactions” between Atlantic Capital and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

3.28 Disaster Recovery and Business Continuity. Atlantic Capital has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect Atlantic Capital’s customers, assets, or employees. To the best of Atlantic Capital’s Knowledge, such program ensures that Atlantic Capital and its Subsidiaries can recover their mission critical functions and complies with the requirements of the Federal Financial Institutions Examination Council (“FFIEC”), the SEC, and the FDIC.

3.29 Atlantic Capital Information. The information relating to Atlantic Capital and its Subsidiaries that is provided by Atlantic Capital or their representatives for inclusion in the Proxy Statement, the Form S-4, or in any application, notification or other document filed with any other Atlantic Capital Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.30 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Atlantic Capital Board has received an opinion from Macquarie Capital (USA) Inc. to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the consideration to be paid by Atlantic Capital in the Merger pursuant to this Agreement is fair, from a financial point of view, to Atlantic Capital. Such opinion has not been amended or rescinded as of the date of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FSGI

Except as disclosed in the disclosure schedule (the “FSGI Disclosure Schedule”) delivered by FSGI to Atlantic Capital before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of FSGI’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary: (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2; and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect, as hereinafter defined, on FSGI), FSGI, and to the extent applicable, each Subsidiary of FSGI, hereby represents and warrants to Atlantic Capital as follows:

4.1 Corporate Organization.

(a) Each of FSGI and its Subsidiaries: (i) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization; (ii) has all requisite corporate or similar power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted; and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) FSGI is duly registered as a bank holding company under the BHC Act. True, complete and correct copies of FSGI’s articles of incorporation, as amended (the “FSGI Articles”) and bylaws of FSGI (the “FSGI Bylaws”), as amended, as in effect as of the date of this Agreement, have previously been made available to Atlantic Capital.

(c) The articles of incorporation, bylaws and similar governing documents of each FSGI Subsidiary, copies of which have previously been made available to Atlantic Capital, are true, complete and correct copies of such documents as of the date of this Agreement.

(d) The deposit accounts of FSGBank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

4.2 Capitalization.

(a) The authorized capital stock of FSGI consists of 150,000,000 shares of FSGI Common Stock, of which, as of the date of this Agreement (the “FSGI Capitalization Date”), 66,826,134 shares were issued and outstanding, and 10,000,000 shares of preferred stock, no par value (the “FSGI Preferred Stock”), of which, as of the FSGI Capitalization Date, no shares of FSGI Preferred Stock were issued and outstanding. As of the FSGI Capitalization Date, no shares of FSGI Common Stock or FSGI Preferred Stock were reserved for issuance, except for 2,569,345 shares of FSGI Common Stock underlying options currently outstanding; and 2,650,625 shares of FSGI Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved for issuance pursuant to the FSGI 2012 Long-Term Incentive Plan, the Second Amended and Restated 1999 Long-Term Incentive Plan and the 2002 Long-Term Incentive Plan. All of the issued and outstanding shares of FSGI Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of FSGI having the right to vote on any matters on which its shareholders may vote are issued or outstanding. Except as set forth in Section 4.2(a) of the FSGI Disclosure Schedule, as of the FSGI Capitalization Date, except pursuant to this Agreement, including with respect to the FSGI Stock Awards as set forth herein, FSGI does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of FSGI Common Stock, FSGI Preferred Stock, or any other equity securities of FSGI or any securities representing the right to purchase or otherwise receive any shares of FSGI Common Stock, FSGI Preferred Stock, or other equity securities of FSGI. As of the date of this Agreement, there are no contractual obligations of FSGI or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of FSGI or any equity security of FSGI or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of FSGI or its Subsidiaries or (ii) pursuant to which FSGI or any of its Subsidiaries is or could be required to register shares of FSGI capital stock or other securities under the Securities Act. Other than as set forth on Section 4.2(a) of the FSGI Disclosure Schedule, no options or other equity-based awards are outstanding as of the FSGI Capitalization Date. Except as set forth on Section 4.2(a) of the FSGI Disclosure Schedule, since December 31, 2013 through the date hereof, FSGI has not (A) issued or repurchased any shares of FSGI capital stock, or other equity securities of FSGI or (B) issued or awarded any FSGI Stock Awards.

(b) Section 4.2(b) of the FSGI Disclosure Schedule sets forth each FSGI Subsidiary as of the date of this Agreement. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FSGI are owned by FSGI, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No such FSGI Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 4.2(c) of the FSGI Disclosure Schedule sets forth FSGI’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any Person other than a Subsidiary of FSGI, where such ownership interest is equal to or greater than five (5) percent of the total ownership interest of such Person.

(d) Section 4.2(d) of the FSGI Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of FSGI Common Stock issued under the FSGI Stock Awards, the number of shares of FSGI Common Stock subject to outstanding FSGI Stock Awards and the number of shares of FSGI Common Stock reserved for future issuance for the FSGI Stock Awards; (ii) all outstanding FSGI Stock Awards, indicating with respect to each such award the name of the holder thereof, the number of shares of FSGI Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of FSGI Common Stock subject to such warrant and the exercise price thereof. FSGI has provided to Atlantic Capital complete and accurate copies of the FSGI 2012 Long-Term Incentive Plan, the Second Amended and Restated 1999 Long-Term Incentive Plan and the 2002 Long-Term Incentive Plan and the forms of all award agreements related thereto, along with copies of all warrants.

4.3 Authority; No Violation.

(a) FSGI has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the FSGI Board. The FSGI Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of FSGI and its shareholders, and that the Agreement and the transactions contemplated hereby are in the best interests of FSGI and its shareholders. The FSGI Board has directed that the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to FSGI’s shareholders for consideration at a duly held meeting of such shareholders and has recommended that FSGI’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of FSGI Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of FSGI are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by FSGI and (assuming due authorization, execution and delivery by Atlantic Capital) constitutes the valid and binding obligation of FSGI, enforceable against FSGI in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by FSGI, nor the consummation by FSGI of the transactions contemplated hereby, nor compliance by FSGI with any of the terms or provisions of this Agreement, will (i) assuming that shareholder approval referred to in Section 4.3(a) has been obtained, violate any provision of the FSGI Articles or the FSGI Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to FSGI, any of its Subsidiaries or any of their respective properties or assets or (B) except as set forth in Section 4.3(b) of the FSGI Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by (other than by an FSGI Benefit Plan), or result in the creation of any Lien upon any of the respective properties or assets of FSGI or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FSGI or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the OCC and approvals of such applications and notices, (b) the Other Regulatory Approvals, (c) the filing with the SEC of the Proxy Statement and the filing of such other reports with the SEC as may be required by the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (d) the filing of the Certificates of Merger with the Tennessee Secretary of State and the Georgia Secretary of State pursuant to the TBCA and GBCC, (e) the filing of the Articles of Bank Merger with the OCC and the Georgia Secretary of State with respect to the Bank Merger, (f) notices or filings under the HSR Act, if any, and (g) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry SRO and NASDAQ, or that are required under consumer finance, mortgage banking and other similar laws, if any, all such approvals in this Section 4.4 (the “FSGI Requisite Regulatory Approvals”), no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by FSGI of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by FSGI of this Agreement.

4.5 Reports; Regulatory Matters.

(a) Except as set forth on Section 4.5 of the FSGI Disclosure Schedule, FSGI and each of its Subsidiaries have timely filed (including all applicable extensions) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the OCC, (iv) any state banking commission or other state regulatory authority, including the Tennessee Department of Financial Institutions, (iv) any foreign regulatory authority, and (v) any SRO, and the rules and regulations of the NASDAQ Stock Market (“NASDAQ”) (collectively, the “FSGI Regulatory Agencies” and, together with the Atlantic Capital Regulatory Agencies, the “Regulatory Agencies”) and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2013, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or FSGI Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a FSGI Regulatory Agency or Governmental Entity in the ordinary course of the business of FSGI and its Subsidiaries, or as disclosed in the FSGI SEC Reports (and referenced at Section 4.5 of the FSGI Disclosure Schedule), no FSGI Regulatory Agency or Governmental Entity has initiated since January 1, 2013 or has pending any proceeding, enforcement action or, to the Knowledge of FSGI, investigation into the business, disclosures or operations of FSGI or any of its Subsidiaries. Since January 1, 2013, except as disclosed in the FSGI SEC Reports, no FSGI Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the Knowledge of FSGI, investigation into the business, disclosures or operations of FSGI or any of its Subsidiaries. FSGI and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism or exception by any FSGI Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of FSGI or any of its Subsidiaries. Since January 1, 2013, there have been no formal or informal inquiries by, or disagreements or disputes with, any FSGI Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of FSGI or any of its Subsidiaries (other than normal examinations conducted by a FSGI Regulatory Agency or Governmental Entity in FSGI’s ordinary course of business or as disclosed in the FSGI SEC Reports). To the Knowledge of FSGI, there has not been any event or occurrence since January 1, 2013 that would result in a determination that FSGBank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

(b) Except as disclosed in the FSGI SEC Reports (and referenced at Section 4.5 of the FSGI Disclosure Schedule), neither FSGI nor any of its Subsidiaries is subject to any cease-and desist or other order or enforcement action issued by, or is a party to any written agreement or consent agreement with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2013 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2013 has adopted any policies, procedures or board resolutions at the request or suggestion of, any FSGI Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries

(each, a “FSGI Regulatory Agreement”), nor has FSGI or any of its Subsidiaries been advised since January 1, 2013 by any FSGI Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such FSGI Regulatory Agreement.

(c) FSGI has made available to Atlantic Capital an accurate and complete copy of each registration statement, prospectus, report, schedule, information statement and proxy statement filed with or furnished to the SEC by FSGI pursuant to the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act (including the rules and regulations promulgated thereunder) since January 1, 2013 (the “FSGI SEC Reports”). No such FSGI SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective effective or filed dates, all FSGI SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, with respect thereto.

(d) FSGI, and each of its officers and directors, have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, including, without limitation, Section 404 thereof and the rules and regulations promulgated thereunder, and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) FSGI has not received notice in writing from the SEC that either FSGI itself or any of the FSGI SEC Reports is the subject of any ongoing review by the SEC or of any outstanding SEC investigation (whether formal or informal, including but not limited to a voluntary document request), and as of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the FSGI SEC Reports. FSGI has made available to Atlantic Capital correct and complete copies of all material correspondence between the SEC, on the one hand, and FSGI and any of its Subsidiaries, on the other hand, occurring since December 31, 2013 and prior to the date hereof.

(f) Neither FSGI nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among FSGI or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving FSGI or any of its Subsidiaries in the FSGI’s consolidated financial statements.

(g) FSGI has made available to Atlantic Capital a complete and correct copy of any amendments or modifications to any agreements, reports or schedules which previously had been filed by FSGI with the SEC pursuant to the Securities Act or the Exchange Act, which amendments or modifications have not yet been filed with the SEC but which are required to be filed. Upon request, FSGI will provide Atlantic Capital with unredacted copies of all redacted material filed with the SEC.

4.6 Financial Statements.

(a) Since January 1, 2011, the financial statements of FSGI and its Subsidiaries included (or incorporated by reference) in the FSGI SEC Reports (including the related notes and schedules, if any) (the “FSGI Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of FSGI and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of FSGI and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of FSGI and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe Horwath LLP has served as independent registered public accountant for FSGI or its bank Subsidiary, as applicable, since January 1, 2013; such firm has not resigned or been dismissed as independent public accountants of FSGI or its bank Subsidiary, as applicable, as a result of or in connection with any disagreements with FSGI or its bank Subsidiary, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither FSGI nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of FSGI included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2014 or in connection with this Agreement and the transactions contemplated hereby.

(c) Since December 31, 2014, (i) through the date hereof, neither FSGI nor any of its Subsidiaries nor, to the Knowledge of the officers of FSGI, any director, officer, employee, auditor, accountant or representative of FSGI or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FSGI or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that FSGI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney or auditor representing FSGI or any of its Subsidiaries, whether or not employed by FSGI or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by FSGI or any of its officers, directors, employees or agents to the FSGI Board or any committee thereof or to any director or officer of FSGI.

(d) FSGI and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of FSGI and its Subsidiaries are being made only in accordance with authorizations of management and the FSGI Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of FSGI’s and its Subsidiaries’ assets that could have a material effect on FSGI’s financial statements.

(e) FSGI’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by FSGI in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to FSGI’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of FSGI required under the Exchange Act with respect to such reports. FSGI has disclosed, based on its most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, to FSGI’s auditors and the audit committee of the FSGI Board and on Section 4.6(e) of the FSGI Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect FSGI’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in FSGI’s internal controls over financial reporting.

(f) Each of FSGI’s principal executive officer and principal financial officer (or each former principal executive officer and each former principal financial officer, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the FSGI SEC Reports, and the statements contained in such certifications are true and accurate in all material respects. FSGI is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) The information contained in the budget or the pro forma financial information (including, without limitation, the most recent projections and forecasts contained therein) that was provided by FSGI to Atlantic Capital, was based upon reasonable assumptions, and, to FSGI’s Knowledge, such assumptions and such budget or pro forma financial information remain reasonable as of the date hereof.

4.7 Broker’s Fees
. Neither FSGI nor any FSGI Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the FSGI Disclosure Schedule or pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Atlantic Capital.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, except as disclosed in the FSGI SEC Reports, no event or events have occurred that have had or are reasonably likely to have a Material Adverse Effect on FSGI.

(b) Other than as set forth on Section 4.8(b) of the FSGI Disclosure Schedule, since December 31, 2014 through and including the date of this Agreement, FSGI and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Except as set forth on Section 4.8(c) of the FSGI Disclosure Schedule, since December 31, 2014, neither FSGI nor any of its Subsidiaries has (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of December 31, 2014, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 4.11(a) of the FSGI Disclosure Schedule, as in effect as of the date hereof), obligated itself to pay or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of FSGI Common Stock, any restricted, performance or fully vested shares of FSGI Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of FSGI or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any FSGI Benefit Plan, except as required by applicable laws, or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

4.9 Legal Proceedings.

(a) Except as disclosed on Section 4.9(a) of the FSGI Disclosure Schedule, neither FSGI nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of FSGI’s Knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against FSGI or any of its Subsidiaries, including, without limitation any lender liability claims, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. None of the proceedings, claims, actions, or other governmental or regulatory investigations set forth on Section 4.9(a) of the FSGI Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on FSGI.

(b) There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon FSGI, any of its Subsidiaries or the assets of FSGI or any of its Subsidiaries.

4.10 Taxes and Tax Returns.

(a) Each of FSGI and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. FSGI and its Subsidiaries are not subject to any ongoing or unresolved examination or audit by the IRS. There are no material disputes pending, or claims asserted, for Taxes or assessments upon FSGI or any of its Subsidiaries for which FSGI does not have reserves that are adequate under GAAP. Except as may be disclosed on Section 4.10(a) of the FSGI Disclosure Schedule, neither FSGI nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among FSGI and its Subsidiaries). Within the past five (5) years, neither FSGI nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither FSGI nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by FSGI or any of its Subsidiaries. Neither FSGI nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither FSGI nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(b) Section 4.10(b) of the FSGI Disclosure Schedule sets forth a true, complete and correct list, as of the last Tax Return required to be filed by FSGI on or before the date of this Agreement, of (i) the current and accumulated earnings and profits of FSGI and its Subsidiaries for federal and state income tax purposes, (ii) the amount of any federal and state net operating losses of FSGI and its Subsidiaries and the tax years in which such net operating losses were incurred and the year in which they are set to expire under current tax laws, (iii) the income tax basis of FSGI and its Subsidiaries in its assets. FSGI has not experienced an “ownership change” within the meaning of Code Section 382 or under similar applicable state income tax laws. Section 4.10(b) of the FSGI Disclosure Schedule sets forth a true, complete and correct list of all five percent (5%) shareholders within the meaning of Code Section 382 of FSGI during the prior thirty-six months to the date of this Agreement.

4.11 Employee Matters.

(a) Section 4.11(a) of the FSGI Disclosure Schedule sets forth a true, complete and correct list of each material “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not written or unwritten or subject to ERISA, as well as each material employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each material employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of FSGI or any of its ERISA Affiliates entered into, maintained or contributed to by FSGI or any of its ERISA Affiliates or to which FSGI or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “FSGI Benefit Plans”). No other FSGI Benefit Plan exists.

(b) With respect to each FSGI Benefit Plan, FSGI has made available to Atlantic Capital true, complete and correct copies of the following (as applicable): (i) the current written document evidencing such FSGI Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the most recent summary plan description and any subsequent summaries of material modifications; (iii) any current related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two (2) most recent actuarial reports; (vi) the most recent determination letter or opinion letter from the IRS; (vii) the three (3) most recent Forms 5500 required to have been filed, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such FSGI Benefit Plan; and (ix) a list of each Person who has options to purchase FSGI Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by FSGI or any of its Subsidiaries, noting for each Person the number of options, units and other awards available and the strike price, if any, associated therewith. Section 4.11(b) of the FSGI Disclosure Schedule sets forth as of December 31, 2014 the accrued liability for any such plans, programs and arrangements.

(c) With respect to each FSGI Benefit Plan:

(i) each FSGI Benefit Plan is being and has been administered in all material respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each FSGI Benefit Plan have been timely performed, including extensions available for any applicable deadline, and there have been no material defaults, omissions or violations by any party with respect to any FSGI Benefit Plan, and each FSGI Benefit Plan;

(ii) each FSGI Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code has received a favorable determination letter (or opinion letter on which FSGI and its ERISA Affiliates are allowed to rely) from the IRS to such effect and, to the Knowledge of FSGI, no fact, circumstance or event has occurred since the date of such determination or opinion letter or exists that would reasonably be expected to adversely affect the qualified status of any such FSGI Benefit Plan;

(iii) either an application for a new determination letter was filed by the end of such FSGI Benefit Plan’s applicable remedial amendment cycle as determined under Revenue Procedure 2007-44, as modified, or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied or the applicable plan is eligible to rely on an IRS opinion letter relating to a volume submitter document;

(iv) each FSGI Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 4.11(c)(iv) of the FSGI Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) an analysis of the emerging liabilities of any SERPs and (C) an analysis of the cash surrender value of the split-dollar insurance policies held pursuant to the SERPs. Any trust agreement supporting such plan has been provided as described in Section 4.11(b)(iii);

(v) no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to FSGI’s or any of its ERISA Affiliates’ Knowledge, is anticipated against any of the FSGI Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, FSGI (including any Subsidiary thereof), any of its ERISA Affiliates, any director, officer or employee thereof, or any of the assets of any trust of any of the FSGI Benefit Plans;

(vi) all contributions, premiums and other payments required to be made with respect to any FSGI Benefit Plan have been made on or before their due dates, with extensions (if applicable), under applicable law and the terms of such FSGI Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any FSGI Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of FSGI for the fiscal year ended December 31, 2014 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2014;

(vii) no FSGI Benefit Plan is under, and neither FSGI nor any FSGI Subsidiary nor any of their ERISA Affiliates has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such audit completed within the last three (3) years, if any, has resulted in the imposition of any Tax or penalty;

(viii) no FSGI Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each FSGI Benefit Plan that is funded in whole or in part through an insurance policy, neither FSGI nor any FSGI Subsidiary nor any of their ERISA Affiliates has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix) all reports and disclosures relating to each FSGI Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), FSGI Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x) except as set forth on Section 4.11(c)(x) of the FSGI Disclosure Schedule, neither the execution, delivery or performance of this Agreement by FSGI nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require FSGI, any FSGI Subsidiary or any of their ERISA Affiliates to make a larger contribution to, or pay greater benefits or provide other rights under, any FSGI Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any FSGI Benefit Plan or (C) conflict with the terms of any FSGI Benefit Plan;

(xi) all obligations of FSGI, each Subsidiary and ERISA Affiliate and each fiduciary under each FSGI Benefit Plan, whether arising by operation of law or by contract, required to be performed under COBRA have been timely performed in all material respects;

(xii) to the Knowledge of FSGI, FSGI and each Subsidiary and ERISA Affiliate, as applicable, has maintained in all material respects all employee data necessary to administer each FSGI Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii) except as disclosed on Section 4.11(c)(xiii) of the FSGI Disclosure Schedule, no FSGI Benefit Plan provides for any gross-up payment associated with any Taxes.

(d) Except as disclosed in Section 4.11(d) of the FSGI Disclosure Schedule, no FSGI Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively, and neither FSGI nor any of its Subsidiaries nor any ERISA Affiliate has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan. Neither FSGI nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any material liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the FSGI Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to FSGI or any of its Subsidiaries or ERISA Affiliates.

(e) Except as otherwise provided in this Agreement or as disclosed on Section 4.11(e) of the FSGI Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of FSGI or any of its Subsidiaries or any ERISA Affiliate, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f) To the Knowledge of FSGI, neither FSGI nor any other “disqualified person” (as defined in Section 4975 of the Code) nor any “party-in-interest” (as defined in Section 3(14) of ERISA) nor any trustee or administrator of any FSGI Benefit Plan has engaged in a nonexempt “prohibited transaction,” as defined in Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA. To the Knowledge of FSGI, all “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the FSGI Benefit Plans have complied in all material respects with the requirements of Section 404 of ERISA. FSGI and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the FSGI Benefit Plans.

(g) No payment made in respect of any employee or former employee of FSGI or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h) With respect to FSGI and each of its Subsidiaries:

(i) Neither FSGI nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of FSGI or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of FSGI, threatened and neither FSGI nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three (3) years.

(ii) Neither FSGI nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii) Each of FSGI and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees, except where the failure to comply would not, either individually or in the aggregate, have a Material Adverse Effect.

(iv) Neither FSGI nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v) To the Knowledge of FSGI, no executive of FSGI or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi) Section 4.11(h)(vi) of the FSGI Disclosure Schedule contains a true, complete and correct list of the following information for each employee of FSGI and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; expected bonus; and FSGI’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i) Section 4.11(i) of the FSGI Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, non-solicitation, noninterference, nondisclosure and similar agreements between FSGI or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to Atlantic Capital. Each of the agreements set forth on Section 4.11(i) of the FSGI Disclosure Schedule is valid and binding and in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(j) Except as disclosed in Section 4.11(j) of the FSGI Disclosure Schedule (which shall contain the actual value of the obligations of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither FSGI nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k) Neither FSGI nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l) Any individual who performs services for FSGI or any of FSGI’s Subsidiaries and who is not treated as an employee for federal income tax purposes by FSGI or any of FSGI’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or FSGI Benefit Plan purposes.

(m) Each FSGI Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated in compliance with Section 409A; (ii) neither FSGI nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would reasonably be expected to subject an individual having rights under any such FSGI Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any FSGI Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1 (a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such FSGI Benefit Plan to Section 409A.

4.12 Compliance with Applicable Law.

(a) FSGI and each of its Subsidiaries hold all material licenses, operating certificates, variances, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to FSGI or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither FSGI nor any FSGI Subsidiary acts, or has acted since January 1, 2011, as a fiduciary for any Person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b) Section 4.12(b) of the FSGI Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of FSGI or entities controlled by executive officers and directors of FSGI who have outstanding loans from FSGI or its Subsidiaries, and, except as disclosed on Section 4.12(b) of the FSGI Disclosure Schedule, there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three (3) years immediately preceding the date hereof.

(c) Since January 1, 2011, neither FSGI or any of its Subsidiaries (nor, to the Knowledge of FSGI, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.13 Certain Contracts.

(a) Except as otherwise provided in this Agreement or as disclosed on Section 4.13(a) of the FSGI Disclosure Schedule, neither FSGI nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or shareholder approval or consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from FSGI, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of FSGI or any Subsidiary thereof, (iii) that is a contract material to the business of FSGI to be performed after the date of this Agreement, (iv) that materially restricts the conduct of any line of business, or the area in which such business is conducted, by FSGI or, to the Knowledge of FSGI, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not set forth in the FSGI Disclosure Schedule, is referred to as a “FSGI Contract,” and neither FSGI nor any of its Subsidiaries knows of, or has received notice of, any material violation of any FSGI Contract by any of the other parties thereto.

(b)(i) Each FSGI Contract is valid and binding on FSGI or its applicable Subsidiary and is in full force and effect, (ii) FSGI and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each FSGI Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of FSGI or any of its Subsidiaries under any such FSGI Contract.

4.14 Risk Management Instruments. All Derivative Transactions, whether entered into for the account of FSGI or any of its Subsidiaries or for the account of a customer of FSGI or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by FSGI and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of FSGI or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. FSGI and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to FSGI’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.15 Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on FSGI, each of FSGI and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of FSGI or its Subsidiaries. Such securities and commodities are valued on the books of FSGI in accordance with GAAP in all material respects.

(b) FSGI and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with Policies, Practices, and Procedures that FSGI believes are prudent and reasonable in the context of such businesses. Before the date hereof, FSGI has made available to Atlantic Capital in writing the material Policies, Practices and Procedures.

4.16 Loan Portfolio.

(a) Section 4.16(a) of the FSGI Disclosure Schedule sets forth, as of December 31, 2014 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to FSGI or its Subsidiaries (collectively, “FSGI Loans”), other than “nonaccrual” FSGI Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” FSGI Loans, (iii) a summary of all FSGI Loans designated as of such date by FSGI as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of FSGI Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such FSGI Loans by category and the amount of specific reserves with respect to each such category of FSGI Loans and (iv) each asset of FSGI or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b) Each FSGI Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All FSGI Loans originated by FSGI or its Subsidiaries, and all such FSGI Loans purchased by FSGI or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such FSGI Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and FSGI or its Subsidiaries have complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such FSGI Loans.

(c) Since December 31, 2014, none of the FSGI Subsidiaries has incurred any unusual or extraordinary loan losses that are material to FSGI and its Subsidiaries on a consolidated basis; to FSGI’s Knowledge and in light of each of the FSGI Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the balance sheets of FSGI for the year ended December 31, 2014 were, as of such date, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable FSGI Regulatory Agency.

4.17 Property. FSGI or one of its Subsidiaries (a) has fee simple title to all the real property assets reflected in the audited balance sheet of FSGI for the year ending December 31, 2014 as being owned by FSGI or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “FSGI Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by FSGI on the date hereof or otherwise materially impair business operations at such properties, as conducted by FSGI on the date hereof and (iv) Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such FSGI SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “FSGI Leased Properties” and, collectively with the FSGI Owned Properties, the “FSGI Real Property”), free and clear of all Liens of any nature whatsoever encumbering FSGI’s or its Subsidiaries’ leasehold estate, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by FSGI or one of its Subsidiaries or, to FSGI’s Knowledge, the lessor. The FSGI Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the FSGI Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted. There are no pending or, to the Knowledge of FSGI, threatened condemnation proceedings against the FSGI Real Property. FSGI and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the FSGI Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970. FSGI currently maintains insurance on all its property, including the FSGI Real Property, in amounts, scope and coverage reasonably necessary for its operations. FSGI has not received any notice of termination, nonrenewal or material premium adjustment for such policies.

4.18 Insurance . FSGI and each of its Subsidiaries are insured with insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to FSGI and its Subsidiaries. FSGI has a true and complete list of all insurance policies applicable and available to FSGI and each of its Subsidiaries with respect to its business or that are otherwise maintained by or for FSGI or any of its Subsidiaries (the “FSGI Policies”) and has provided true and complete copies of all such FSGI Policies to Atlantic Capital. Except as set forth in Section 4.18 of the FSGI Disclosure Schedule, there is no claim for coverage by FSGI or any of its Subsidiaries pending under any of such FSGI Policies as to which coverage has been questioned, denied or disputed by the underwriters of such FSGI Policies or in respect of which such underwriters have reserved their rights. Each FSGI Policy is in full force and effect and all premiums payable by FSGI or any of its Subsidiaries have been timely paid, by FSGI or its Subsidiaries, as applicable. To the Knowledge of FSGI, neither FSGI nor any of its Subsidiaries have received written notice of any threatened termination of, material premium increase with respect to, lapse of coverage under, or material alteration of coverage under, any of such FSGI Policies. To the best of FSGI’s Knowledge, no FSGI Policy has been issued by a company that is rated lower than “A-” by A.M. Best & Co.

4.19 Intellectual Property. FSGI and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with FSGI’s Intellectual Property have been paid. The use of any Intellectual Property by FSGI and its Subsidiaries does not, to the Knowledge of FSGI, infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which FSGI or any Subsidiary acquired the right to use any Intellectual Property. To FSGI’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of FSGI or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to FSGI or its Subsidiaries. Neither FSGI nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by FSGI and its Subsidiaries and, to FSGI’s Knowledge, no Intellectual Property owned and/or licensed by FSGI or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

4.20 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any environmental, health or safety investigations, either ordered by any Governmental Entity or conducted voluntarily, or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any material liability or obligation of FSGI or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the CERCLA that are currently pending or, to FSGI’s Knowledge, threatened against FSGI or any of its Subsidiaries. To the Knowledge of FSGI, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any material liability or obligation on the part of FSGI or any of its Subsidiaries. Neither FSGI nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing. Each of FSGI and its Subsidiaries, and, to FSGI’s Knowledge (except as set forth in written third-party environmental reports included in the relevant loan documentation regarding real property securing a FSGI Loan made in the ordinary course of business to a third party that is not an affiliate of FSGI), any property in which FSGI or any of its Subsidiaries holds a security interest, is in material compliance with all local, state or federal environmental, health or safety laws, including CERCLA. Neither FSGI nor any of its Subsidiaries has assumed by contract any liability for any environmental, health or safety matters. Neither FSGI nor any of its Subsidiaries is an indemnitor in connection with any threatened or pending claim by any third-party indemnitee for any liability for any environmental, health or safety matters.

4.21 Leases. Section 4.21 of the FSGI Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $25,000 to which FSGI or any Subsidiary is a party and (b) a list of each parcel of real property leased by FSGI or any of its Subsidiaries together with the current annual rent (each, a “ FSGI Property Lease”). Each FSGI Property Lease is valid and binding on FSGI or its applicable Subsidiary and is in full force and effect. FSGI and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each FSGI Property Lease. Neither FSGI nor any of its Subsidiaries is in material default under any FSGI Property Lease.

4.22 Privacy of Customer Information. FSGI is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all IIPI relating to customers, former customers and prospective customers. For purposes of this Section 4.22, “IIPI” shall include any information relating to an identified or identifiable natural person. Neither FSGI nor the FSGI Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by FSGI and the use of such IIPI by

FSGI as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. In accordance with the requirements of the Gramm-Leach-Bliley Act, and the regulations promulgated thereunder, FSGI and its Subsidiaries will (i) maintain the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of such records; and (iii) protect against unauthorized access to or use of such records or information, which could result in substantial harm or inconvenience to any customer.

4.23 Bank Secrecy Act; Patriot Act; Money Laundering. Neither FSGI nor any FSGI Subsidiary has any reason to believe that any facts or circumstances exist, which would cause FSGI or the FSGI Subsidiaries to be deemed to be operating in violation of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Boards of Directors of FSGI and its Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

4.24 CRA Compliance. Neither FSGI nor any FSGI Subsidiary has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder. As of the date hereof, FSGI and each FSGI Subsidiary’s most recent examination rating under the CRA was “satisfactory” or better. FSGI knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause FSGI or any FSGI Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of FSGI or any FSGI Subsidiary to decrease below the “satisfactory” level.

4.25 State Takeover Laws. The FSGI Board has rendered inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.

4.26 Reorganization; Approvals. As of the date of this Agreement, FSGI (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.27 Transactions with Affiliates. All “covered transactions” between FSGI and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

4.28 Disaster Recovery and Business Continuity. FSGI has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect FSGI’s customers, assets, or employees. To the best of FSGI’s Knowledge, such program ensures that FSGI and its Subsidiaries can recover their mission critical functions and complies with the requirements of the FFIEC, the SEC, and the FDIC.

4.29 FSGI Information. The information relating to FSGI and its Subsidiaries that is provided by FSGI or their representatives for inclusion in the Proxy Statement, the Form S-4, or in any application, notification or other document filed with any other FSGI Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.30 Opinion of Financial Advisor. Prior to the execution of this Agreement, the FSGI Board has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger is fair, from a financial point of view, to the shareholders of FSGI. Such opinion has not been amended or rescinded as of the date of this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Before the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other Party, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the Effective Time, each Party shall, and shall cause each of its subsidiaries, as applicable, to:

(a) conduct its business in the ordinary course in all material respects; and

(b) use commercially reasonable efforts to maintain and preserve intact its business organization and its business relationships and retain the services of its key officers and key employees.

5.2 Atlantic Capital Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Atlantic Capital shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of FSGI (which consent shall not be unreasonably withheld):

(a) except as set forth on Section 5.2(a) of the Atlantic Capital Disclosure Schedule and other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any Person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit and entering into repurchase agreements);

(b) adjust, split, combine or reclassify any of its capital stock;

(c) except as set forth on Section 5.2(c) of the Atlantic Capital Disclosure Schedule, make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Atlantic Capital to Atlantic Capital or to any of its wholly-owned Subsidiaries, (B) dividends paid by Atlantic Capital to its shareholders in the ordinary course of business consistent with past practice, and (C) the acceptance of shares of Atlantic Capital Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based awards in respect of Atlantic Capital Stock Plans or any award not granted pursuant to an Atlantic Capital Stock Plan, in each case in accordance with past practice and the terms of the applicable Atlantic Capital Stock Plans and award agreements);

(d) except as set forth on Section 5.2(d) of the Atlantic Capital Disclosure Schedule, grant any stock options, restricted shares or other equity-based award with respect to shares of Atlantic Capital Common Stock under the Atlantic Capital Stock Plans, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e) issue any additional shares of capital stock or other securities except (i) pursuant to the settlement of equity-based awards previously granted under the Atlantic Capital Stock Plans or otherwise, or (ii) as described on Section 5.2(e) of the Atlantic Capital Disclosure Schedule;

(f) except as set forth on Section 5.2(f) of the Atlantic Capital Disclosure Schedule, enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(g) make any loan or extension of credit other than loans made within current loan policies and practices in the ordinary course of business;

(h) except as set forth on Section 5.2(h) of the Atlantic Capital Disclosure Schedule and as required by applicable law or the terms of any Atlantic Capital Benefit Plan as in effect on the date of this Agreement and except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Atlantic Capital or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Atlantic Capital or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Atlantic Capital Benefit Plan; (iii) take any action other than in the ordinary course of business consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Atlantic Capital Benefit Plan; (iv) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Atlantic Capital or any securities exchangeable for or convertible into the same or other Atlantic Capital Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (v) enter into any collective-bargaining agreement; or (vi) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Atlantic Capital Benefit Plan;

(i) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any Person, or cancel, release or assign any material amount of indebtedness to any such Person or any claims held by any such Person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement; provided, however, that, if Atlantic Capital or any of its Subsidiaries shall request the prior approval of FSGI in accordance with this Section 5.2 to make sell, transfer or dispose of any “Other Real Estate Owned” of Atlantic Capital, and FSGI shall not have disapproved such request in writing within five (5) business days upon receipt of such request from Atlantic Capital or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by FSGI in writing and thus Atlantic Capital or its Subsidiary, as applicable, may effect the sale, transfer or disposal referenced in such request on the terms described in such request; provided, further, prior approval is not required for (i) transactions disclosed in Section 5.2(i) of the Atlantic Capital Disclosure Schedule or (ii) transactions with respect to any real estate valued at less than $500,000, in each case, so long as the sale or transfer price is at least 90% of the carrying value for such real estate on Atlantic Capital’s financial statements as of December 31, 2014;

(j) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(k) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other Person;

(l) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(m) except with respect to the amendments reflected in the amended and restated articles of incorporation and bylaws attached hereto as Exhibits B and C, respectively, amend the Atlantic Capital Articles or Atlantic Capital Bylaws, or otherwise take any action to exempt any Person (other than FSGI or its Subsidiaries) or any action taken by any Person from any takeover or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(n) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(o) other than as set forth on Section 5.2(o) of the Atlantic Capital Disclosure Schedule and commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $200,000 or subjecting Atlantic Capital or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(p) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(q) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(r) file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(s) except as set forth on Section 5.2(s) of the Atlantic Capital Disclosure Schedule and except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of, any Atlantic Capital Contract, including, for the avoidance of doubt, the Stone Point Securities Purchase Agreement, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

(t) take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions, contemplated hereby; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 FSGI Forbearances . During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, FSGI shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Atlantic Capital (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any Person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit and entering into repurchase agreements);

(b) adjust, split, combine or reclassify any of its capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of FSGI to FSGI or to any of its wholly-owned Subsidiaries, (B) dividends paid by FSGI to its shareholders in the ordinary course of business and consistent with past practice, (C) the acceptance of shares of FSGI Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based FSGI Stock Awards, in each case in accordance with past practice and the terms of the applicable FSGI Stock Awards and related award agreements and (D) as may be reasonably necessary for and incident to the operation of an FSGI Benefit Plan);

(d) except as set forth on Section 5.3(d) of the FSGI Disclosure Schedule, grant any stock options, restricted shares or other equity-based award with respect to shares of FSGI Common Stock, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e) issue any additional shares of capital stock or other securities except pursuant to the settlement of previously granted FSGI Stock Awards;

(f) enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(g) make any loan or extension of credit other than loans made within current loan policies and practices in the ordinary course of business;

(h) except as set forth on Section 5.3(h) of the FSGI Disclosure Schedule and except as required by applicable law or the terms of any FSGI Benefit Plan as in effect on the date of this Agreement and except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of FSGI or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of FSGI or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any FSGI Benefit Plan; (iii) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any FSGI Benefit Plan; (iv) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in FSGI or any securities exchangeable for or convertible into the same or other FSGI Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (v) enter into any collective-bargaining agreement; or (vi) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any FSGI Benefit Plan;

(i) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any Person, or cancel, release or assign any material amount of indebtedness to any such Person or any claims held by any such Person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement; provided, however, that, if FSGI or any of its Subsidiaries shall request the prior approval of Atlantic Capital in accordance with this Section 5.3 to make sell, transfer or dispose of any “Other Real Estate Owned” of FSGI, and Atlantic Capital shall not have disapproved such request in writing within five (5) business days upon receipt of such request from FSGI or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by Atlantic Capital in writing and thus FSGI or its Subsidiary, as applicable, may effect the sale, transfer or disposal referenced in such request on the terms described in such request; provided, further, prior approval is not required for (i) transactions disclosed in Section 5.3(i) of the FSGI Disclosure Schedule or (ii) transactions with respect to any real estate valued at less than $500,000, in each case, so long as the sale or transfer price is at least 90% of the carrying value for such real estate on FSGI’s financial statements as of December 31, 2014;

(j) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(k) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other Person;

(l) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(m) amend the FSGI Articles or FSGI Bylaws, or otherwise take any action to exempt any Person (other than Atlantic Capital or its Subsidiaries) or any action taken by any Person from any takeover or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(n) other than in prior consultation with Atlantic Capital, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(o) except as set forth on Section 5.3(o) of the FSGI Disclosure Schedule and other than commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $200,000 or subjecting FSGI or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(p) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(q) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(r) file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(s) except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of, any FSGI Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

(t) take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions, contemplated hereby; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) The Parties shall cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Atlantic Capital and FSGI shall have the right to review in advance and each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Atlantic Capital and FSGI, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. Each Party shall consult with the other Party in advance of any meeting, conference or communication with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require any Party to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that the Parties agree would have a Material Adverse Effect (measured on a scale relative to Atlantic Capital) on either FSGI or Atlantic Capital (a “Materially Burdensome Regulatory Condition”).

(b) Each Party shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of FSGI, Atlantic Capital or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Each Party shall promptly advise the other Party upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any FSGI Requisite Regulatory Approval or Atlantic Capital Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed or subject to a Materially Burdensome Regulatory Condition.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each Party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other Party, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such Party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request, including tax returns, supporting schedules and workpapers maintained by FSGI’s outside accountants. None of Atlantic Capital or FSGI or any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each Party shall, and shall cause its respective agents and representatives to, maintain in confidence all information received from the other Party (other than disclosure to that Party’s agents and representatives in connection with the evaluation and consummation of the Merger) in connection with this Agreement or the Merger (including the existence and terms of this Agreement) and use such information solely to evaluate the Merger, unless (i) such information is already known to the receiving Party or its agents and representatives, (ii) such information is subsequently disclosed to the receiving Party or its agents and representatives by a third party that, to the Knowledge of the receiving Party, is not bound by a duty of confidentiality, (iii) such information becomes publicly available through no fault of the receiving Party, (iv) the receiving Parties in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any consent required for the Merger (in which case the receiving Party shall advise the other Party before making the disclosure) or (v) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any applicable laws or any listing or trading agreement concerning its publicly traded securities (in which case the receiving Party shall advise the other Party before making the disclosure).

All information and materials provided by Atlantic Capital and FSGI pursuant to this Agreement shall be subject to the provisions of that certain confidentiality letter agreement entered into between FSGI and Atlantic Capital dated July 25, 2014 (the “Confidentiality Agreement”).

(c) No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3 Preparation of the Proxy Statement and Form S-4; Shareholders’ Meetings.

(a) As promptly as practicable following the date of this Agreement, (i) FSGI and Atlantic Capital shall use commercially reasonable efforts to jointly prepare and cause to be filed with the SEC a proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”) to be sent to the FSGI shareholders (the “FSGI Shareholders”) relating to the FSGI Shareholders’ Meeting (as defined below), (ii) FSGI and Atlantic Capital shall use commercially reasonable efforts to jointly prepare a proxy statement (together with any amendments or supplements thereto, the “Atlantic Capital Proxy Statement”) to be sent to the Atlantic Capital shareholders (the “Atlantic Capital Shareholders”) relating to the Atlantic Capital Shareholders’ Meeting (as defined below) and (iii) FSGI and Atlantic Capital shall use commercially reasonable efforts to jointly prepare and Atlantic Capital shall cause to be filed with the Form S-4, in which the Proxy Statement will be included as a prospectus, and FSGI and Atlantic Capital shall use their respective commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and use all commercially reasonable efforts to keep the Form S-4 effective as long as reasonably necessary to consummate the Merger. Prior to the filing of the Proxy Statement or the Form S-4, both FSGI and Atlantic Capital shall consult with the other Party with respect to such filings and shall afford the other Party and their Representatives reasonable opportunity to comment thereon. Both FSGI and Atlantic Capital shall furnish all information concerning itself and its Subsidiaries to the other Party, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Form S-4, and the Proxy Statement and the Form S-4 shall include all information reasonably requested by such other Party to be included. Atlantic Capital shall also use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and FSGI shall furnish all information concerning FSGI and the holders of FSGI Common Stock as may be reasonably requested in connection with any such action.

(b) Atlantic Capital shall, as soon as practicable following the date the Form S-4 is declared effective under the Securities Act, duly call, give proper notice of, convene and hold a special meeting of the Atlantic Capital Shareholders (the “Atlantic Capital Shareholders’ Meeting”) for the purpose of approving the Merger (the “Atlantic Capital Shareholder Approval”). Atlantic Capital shall use its commercially reasonable efforts to (i) cause the Atlantic Capital Proxy Statement to be mailed to the Atlantic Capital Shareholders and to hold the Atlantic Capital Shareholders’ Meeting as promptly as practicable after the Form S-4 is declared effective under the Securities Act and (ii) except if the Atlantic Capital Board shall have made an Adverse Recommendation Change as permitted by Section 6.9, solicit the Atlantic Capital Shareholder Approval. Atlantic Capital shall, through the Atlantic Capital Board, recommend to the Atlantic Capital Shareholders that they vote for the Atlantic Capital Shareholder Approval (the “Atlantic Capital Board Recommendation”) and shall include such recommendation in the Atlantic Capital Proxy Statement, except to the extent that the Atlantic Capital Board shall have made an Adverse Recommendation Change as permitted by Section 6.9. Except as expressly contemplated by the two immediately preceding sentences, Atlantic Capital agrees that its obligations pursuant to this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to Atlantic Capital of any Takeover Proposal. Further, in no event shall the making of an Adverse Recommendation Change relieve Atlantic Capital of any obligation to call, give proper notice of, convene, and hold the Atlantic Capital Shareholders’ Meeting, and to distribute, collect, tabulate and vote proxies for the Atlantic Capital Shareholders’ Meeting, in each case to the extent generally consistent with past practice for Atlantic Capital shareholders’ meetings.

(c) FSGI shall, as soon as practicable following the date the Form S-4 is declared effective under the Securities Act, duly call, give proper notice of, convene and hold a special meeting of the FSGI Shareholders (“FSGI Shareholders’ Meeting”) for the purpose of approving the Merger (the “FSGI Shareholder Approval”). FSGI shall use its commercially reasonable efforts to (i) cause the Proxy Statement to be mailed to the FSGI Shareholders and to hold the FSGI Shareholders’ Meeting as promptly as practicable after the Form S-4 is declared effective under the Securities Act and (ii) except if the FSGI Board shall have made an Adverse Recommendation Change as permitted by Section 6.9, solicit the FSGI Shareholder Approval. FSGI shall, through the FSGI Board, recommend to the FSGI Shareholders that they vote for the FSGI Shareholder Approval (the “FSGI Board Recommendation”) and shall include such recommendation in the Proxy Statement, except to the extent that the FSGI Board shall have made an Adverse Recommendation Change as permitted by Section 6.9. Except as expressly contemplated by the two immediately preceding sentences, FSGI agrees that its obligations pursuant to this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to FSGI of any Takeover Proposal. Further, in no event shall the making of an Adverse Recommendation Change relieve FSGI of any obligation to call, give proper notice of, convene, and hold the FSGI Shareholders’ Meeting, and to distribute, collect, tabulate and vote proxies for the FSGI Shareholders’ Meeting, in each case to the extent generally consistent with past practice for FSGI shareholders’ meetings.

6.4 NASDAQ Listing. Atlantic Capital shall use commercially reasonable efforts to obtain the approval of the listing of shares of Atlantic Capital Common Stock such that the Atlantic Capital Common Stock, including the shares of Atlantic Capital Common Stock to be issued in the Merger, shall, at the Effective Time of the Merger, be listed on the Nasdaq Global Select Market (or such other national securities exchange mutually agreed upon by the Parties).

6.5 Employee Matters.

(a) Prior to the Effective Time, Atlantic Capital shall make offers of employment to the individuals listed on Section 6.5(a) of the Atlantic Capital Disclosure Schedule to serve as executive officers of the Surviving Corporation from and after the Effective Time (the “Surviving Corporation Officers”). All individuals employed by, or on an authorized leave of absence from, Atlantic Capital or FSGI or any of their respective Subsidiaries immediately before the Effective Time (collectively, the “Covered Employees”) shall automatically become employees of the Surviving Corporation or its Subsidiaries as of the Effective Time. For the period beginning at the Effective Time and continuing for twelve (12) months following the Effective Time, the Surviving Corporation shall, or shall cause its applicable Subsidiaries to, provide to each Covered Employee employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are no less favorable, in the aggregate, to the rate of base salary or hourly wage and the employee benefits and annual bonus opportunity provided to such Covered Employee as in effect immediately before the Effective Time; provided, however, that, notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Atlantic Capital Benefit Plan or FSGI Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.5, (iii) limit the right of the Surviving Corporation or any of its Subsidiaries to terminate the employment of any Covered Employee at any time or require the Surviving Corporation or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination, or (iv) obligate Atlantic Capital, FSGI or any of their respective Subsidiaries to (A) maintain any particular Atlantic Capital Benefit Plan or FSGI Benefit Plan, as applicable, or (B) retain the employment of any particular Covered Employee.

(b) If during the period beginning at the Effective Time and ending nine (9) months following the Effective Time the employment of a Covered Employee who does not have an employment, change-of-control or severance agreement with Atlantic Capital, FSGI or any of their Subsidiaries (i) is terminated by the Surviving Corporation or any of its Subsidiaries due to a permanent or indefinite reduction in staff resulting in job elimination, reduction of a position (including a position that had been held at Atlantic Capital or any of its Subsidiaries) as the result of an organizational or business restructuring or the integration of Atlantic Capital or any of its Subsidiaries with FSGI or any of its Subsidiaries, discontinuance of an operation, relocation of all or a part of FSGI’s or its Subsidiaries’ business, sale of an operation to another company, or sale or other change in ownership of all or a part of FSGI’s or its Subsidiaries’ business or (ii) voluntarily resigns after being notified that, as a condition of employment, such Covered Employee’s rate of base salary or hourly wage, employee benefits, and annual bonus opportunity will be, in the aggregate, materially decreased, in any case or both cases, such Covered Employee shall be entitled (after providing customary releases) to receive severance payments equal to two (2) weeks of severance pay for every year of employment with Atlantic Capital and its Subsidiaries or FSGI and its Subsidiaries, as applicable, and the Surviving Corporation and its Subsidiaries, with a minimum severance payment of three (3) months and a maximum of one (1) year, regardless of employee classification.

Atlantic Capital and FSGI shall, and shall each cause their Subsidiaries to, take whatever action is necessary to terminate any and all other severance arrangements (other than as set forth in Section 6.5(b) of the Atlantic Capital Disclosure Schedule and Section 6.5(b) of the FSGI Disclosure Schedule or pursuant to employment agreements to be entered into between Atlantic Capital and the Surviving Corporation Officers) and to ensure that Atlantic Capital and FSGI have no other liability for any other severance payments. The Parties shall cooperate to effectuate the foregoing, including compliance with the Worker Adjustment Retraining and Notification Act or any similar state or local law.

Nothing contained in this Section 6.5(b) shall be construed or interpreted to limit or modify in any way Atlantic Capital’s at-will employment policy. In addition, in no event shall severance pay payable under this

Section 6.5(b) to any Covered Employee who does not have an employment, change-in-control or severance agreement with FSGI or Atlantic Capital be taken into account in determining the amount of any other benefit (including an individual’s benefit under any retirement plan, SERP or agreement), unless otherwise provided under the terms of the controlling document, controlling law or otherwise. If, by reason of the controlling document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay.

The provisions of this Section 6.5(b) shall survive the Effective Time and are intended to be for the benefit of, and, subject to Section 9.12 hereof, shall be enforceable by, each Covered Employee and his or her heirs and representatives.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director, officer or employee of FSGI or any of its Subsidiaries or who is or was serving at the request of FSGI or any of its Subsidiaries as a director, officer, trustee or employee of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of FSGI or any of its Subsidiaries before the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the Parties shall cooperate and use their commercially reasonable efforts to defend against and respond thereto.

(b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of reasonable expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such Person is or was a director, officer or employee of FSGI or any of its Subsidiaries or who is or was serving at the request of FSGI or any of its Subsidiaries as a director, officer, trustee or employee of another Person and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Effective Time, whether asserted or claimed before, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Atlantic Capital pursuant to Section 6.7.

(c) Atlantic Capital shall cause the individuals serving as officers and directors of FSGI or any of its Subsidiaries immediately before the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by FSGI with respect to acts or omissions occurring before the Effective Time that were committed by such officers and directors in their capacity as such, provided that Atlantic Capital may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy; provided, further, that (i) in no event shall Atlantic Capital be required to expend on an annual basis an amount in excess of an amount equal to 200% of the annual premiums paid by FSGI to procure such directors and officers insurance coverage for the twelve (12) month period ending December 31, 2014, and (ii) the officers and directors of FSGI or any FSGI Subsidiary may be required to make application and provide customary representations and warranties to Atlantic Capital’s insurance carrier for the purpose of obtaining such insurance.

(d) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.7 Additional Agreements.

(a) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of FSGI, on the one hand, and a Subsidiary of Atlantic Capital, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Parties to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Atlantic Capital.

(b) Atlantic Capital shall use its commercially reasonable efforts to enable it to have, as of the Effective Time, cash or cash equivalents that, when taken together with the Atlantic Capital Common Stock to be issued to the holders of FSGI Common Stock in connection with the Merger, will be sufficient to enable Atlantic Capital to consummate the Merger and the other transactions contemplated by this Agreement on the terms and conditions set forth herein.

6.8 Notice of Changes. Both FSGI and Atlantic Capital shall promptly advise the other Party of any change or event (a) having or reasonably likely to have a Material Adverse Effect on it or (b) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 6.8 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VI to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VI to be satisfied.

6.9 No Solicitation.

(a) Except as specifically permitted by this Section 6.9, neither Party shall, and each Party shall cause its Subsidiaries and representatives (including, without limitation, its investment banker, financial advisor, attorney, accountant or other retained representatives (collectively, the “Representatives”) not to, during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, directly or indirectly, (i) solicit, initiate, facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal with respect to such Party, or (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person material non-public information in connection with any Takeover Proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make a Takeover Proposal with respect to such Party. Each Party shall, and shall cause each of its Subsidiaries and Representatives to (1) immediately upon execution of this Agreement, cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Takeover Proposal involving such Party as of the date of this Agreement, (2) request promptly thereafter that such Person promptly return or destroy all confidential information concerning such Party and its Subsidiaries delivered or made available to such Person or its Representatives by such Party or its Subsidiaries or any Representatives thereof, in connection with its consideration of a Takeover Proposal with respect to such Party and any summaries, analyses or extracts thereof or based thereon, and any files, copies or records containing such information in any computer or electronic media, and (3) immediately upon execution of this Agreement terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Notwithstanding anything to the contrary contained herein, if at any time prior to (x) with respect to FSGI, the time that the FSGI Shareholder Approval is obtained, and (y) with respect to Atlantic Capital, the time that the Atlantic Capital Shareholder Approval is obtained, a Party (the “Receiving Party”) or any of its

Representatives receives a bona fide written Takeover Proposal from any Person or group of Persons, which Takeover Proposal did not result from any breach of this Section 6.9, then such Receiving Party and its Representatives may, upon the good faith determination of its Board of Directors, after consultation with its independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to such Receiving Party and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and their respective Representatives; provided that such Receiving Party shall (subject to the terms of Confidentiality Agreement) promptly make available to the other Party (the “Non-Receiving Party”) (through an electronic dataroom or otherwise), and concurrently provide express written notification, via electronic mail notification to the Non-Receiving Party in accordance with the applicable provisions of Section 9.4, of the availability of, any written material non-public information that is provided to any such Person or group of Persons or their respective Representatives, if such information was not previously provided to the Non-Receiving Party or its Representatives, and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and their respective Representatives; provided, further that the Receiving Party promptly provides to the Non-Receiving Party (1) a copy of any Takeover Proposal made in writing by any such Person or group of Persons to the Receiving Party, any of its Subsidiaries, or any of their respective Representatives, and the identity of the Person making the Takeover Proposal, and (2) a written summary of the material terms of any such Takeover Proposal not made in writing. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any confidentiality agreement that contains provisions with respect to confidentiality matters that are no less favorable to such Party than those contained in the Confidentiality Agreement.

(c) The Receiving Party shall keep the Non-Receiving Party reasonably informed of any material developments, discussions or negotiations regarding the Takeover Proposal, including any such proposal first made or discussed with the Receiving Party prior to the date of this Agreement (including forwarding to the Non-Receiving Party any written materials provided to the Receiving Party or its Representatives in connection with any such Takeover Proposal) on a current basis, and shall notify the Non-Receiving Party of the status of such Takeover Proposal.

(d) Except as permitted by Section 6.9(f), upon the receipt by FSGI of a Takeover Proposal, the FSGI Board shall not (i) (A) fail to recommend to its shareholders that the FSGI Shareholder Approval be given or fail to include the FSGI Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Atlantic Capital, the FSGI Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer or a temporary “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act, or (D) adopt, approve or recommend, or publicly propose to approve or recommend to its shareholders, a Takeover Proposal (actions described in this clause (i) being referred to as an “FSGI Adverse Recommendation Change”) or (ii) cause or permit FSGI or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, an “Acquisition Agreement”).

(e) Except as permitted by Section 6.9(f), upon the receipt by Atlantic Capital of a Takeover Proposal, the Atlantic Capital Board shall not (i) adopt, approve or recommend, or publicly propose to approve or recommend to its shareholders, such Takeover Proposal (an “Atlantic Capital Adverse Recommendation Change” and, together with the FSGI Adverse Recommendation Change, an “Adverse Recommendation Change”) or (ii) cause or permit Atlantic Capital or any of its Subsidiaries to enter into any Acquisition Agreement.

(f) Notwithstanding anything to the contrary herein, prior to (x) with respect to FSGI, the time that the FSGI Shareholder Approval is obtained, and (y) with respect to Atlantic Capital, the time that the Atlantic Capital Shareholder Approval is obtained, the Board of Directors of the Receiving Party may, in connection with a bona fide written Takeover Proposal, which Takeover Proposal was made after the date of this Agreement (or that was made prior to the date of this Agreement and remade after the date of this Agreement) and that did not result from any breach of this Section 6.9, make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(i) or 8.1(j) to enter into a definitive merger agreement or other definitive purchase or acquisition agreement with respect to such Takeover Proposal, if and only if, prior to taking such action, such Receiving Party has complied with its obligations under this Section 6.9 and the Board of Directors of such Party has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; provided, however, that prior to taking any such action (i) the Receiving Party has given the Non-Receiving Party at least five (5) business days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal, including the identity of the party making such Superior Proposal) and has contemporaneously provided a copy to the Non-Receiving Party of all written materials (including all transaction agreements and related documents) with or from the Person or group of Persons making such Superior Proposal, (ii) the Receiving Party has negotiated, and has caused its Representatives to negotiate, in good faith with the Non-Receiving Party during such notice period to the extent the Non-Receiving Party wishes to negotiate, to enable the Non-Receiving Party to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal and (iii) following the end of such notice period, the Board of Directors of the Receiving Party shall have considered in good faith any changes to this Agreement proposed in writing by the Non-Receiving Party, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect. In the event of any material revisions to a Takeover Proposal that could have an impact, influence or other effect on the Receiving Party’s Board of Directors’ decision or discussion with respect to whether such proposal is a Superior Proposal, the Receiving Party shall deliver a new written notice to the Non-Receiving Party pursuant to the foregoing clause (i) and again comply with the requirements of this Section 6.9(f) with respect to such new written notice; provided, however, that references herein to the five (5) business day period shall be deemed to be references to a three (3) business day period with respect thereto.

(g) Provided that the Receiving Party and its Board of Directors comply with their applicable obligations under Section 6.9(f), nothing in this Section 6.9 shall prohibit the Receiving Party’s Board of Directors from (i) taking and disclosing to the Receiving Party’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any “stop-look-and-listen” communications to the Receiving Party’s shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the Receiving Party’s shareholders); provided, however, that the taking of any action pursuant to either of the preceding clauses (i) or (ii) shall in no way limit or modify the effect of this Agreement with respect to any such action taken.

(h) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than a Party or its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Receiving Party and its Subsidiaries equal to more than 50% of the Receiving Party’s consolidated assets or to which more than 50% of the Receiving Party’s net income on a consolidated basis are attributable, (ii) acquisition of more than 50% of the outstanding common stock of the Receiving Party or the capital stock of any Subsidiary of the Receiving Party, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 50% of the outstanding common stock of the Receiving Party, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Receiving Party or any of its Subsidiaries that, if consummated, would result in the shareholders of the Receiving Party immediately preceding such transaction holding less than 50% of the equity interests in the surviving or resulting entity (or the parent of such entity) of such transaction or (v) any liquidation or resolution of the Receiving Party; in each case other than the Merger.

(i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Receiving Party’s Board of Directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the Receiving Party’s shareholders from a financial point of view than the Merger, taking into account (a) all legal, regulatory and financial aspects of the proposal (including availability of financing and certainty of closing) and the Person making the proposal; and (b) any changes to the terms of this Agreement proposed by the Non-Receiving Party in response to such proposal or otherwise.

6.10 Corporate Governance.

(a) At the Effective Time, five (5) persons will be appointed to the Board of Directors of the Surviving Corporation, such members to be selected by the current members of the FSGI Board, with the consent of the current members of the Atlantic Capital Board, which consent shall not be unreasonably withheld, to serve along with eight (8) persons designated by the Atlantic Capital Board, with such designations to be made with the consent of the current members of the FSGI Board, which consent shall not be unreasonably withheld, for a period of twelve (12) months following the Effective Time in accordance with the bylaws of the Surviving Corporation. Atlantic Capital shall ensure that all members of the Atlantic Capital Board immediately prior to the Effective Time other than any members selected to serve on the Board of Directors of the Surviving Corporation pursuant to this Section 6.10(a) shall resign from the Atlantic Capital Board effective as of the Effective Time.

(b) At the time of the Bank Merger, five (5) persons will be appointed to the Board of Directors of the Surviving Bank, such members to be selected by the current members of the FSGI Board, with the consent of the current members of the Atlantic Capital Board, which consent shall not be unreasonably withheld, to serve along with eight (8) persons designated by the Atlantic Capital Board, with such designations to be made with the consent of the current members of the FSGI Board, which consent shall not be unreasonably withheld, for a period of twelve (12) months following the Effective Time in accordance with the Bylaws of the Surviving Bank. FSGI shall ensure that all members of the Board of Directors of FSGBank immediately prior to the Effective Time other than any members selected to serve on the Board of Directors of the Surviving Bank pursuant to this Section 6.10(b) shall resign from the Board of Directors of FSGBank effective as of the Effective Time.

(c) Subject to and in accordance with the Bylaws of the Surviving Corporation, (i) Mr. Sonny Deriso, the current Chairman of the Atlantic Capital Board, will serve as Chairman of the Board of Directors of the Surviving Corporation and the Surviving Bank immediately after the Effective Time, (ii) Mr. Douglas Williams, the current Chief Executive Officer of Atlantic Capital, will serve as the Chief Executive Officer of the Surviving Corporation and the Surviving Bank immediately after the Effective Time, and (iii) Mr. Michael Kramer, the current President and Chief Executive Officer of FSGI, will serve as President of the Surviving Corporation and the Surviving Bank immediately after the Effective Time.

(d) Each of Atlantic Capital and FSGI agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(e) Prior to the Effective Time, Atlantic Capital shall take all commercially reasonable steps as may be required to cause any acquisitions of Atlantic Capital Common Stock resulting from the transactions contemplated by this Agreement by each director or officer of Atlantic Capital who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Atlantic Capital to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(f) Simultaneous with the Closing, the Surviving Corporation shall file with the SEC a registration statement on Form S-8 (or any successor form) to register under the Securities Act any FSGI Stock Awards assumed pursuant to Section 1.5(b)(i) hereof or substitute securities issued in respect of the FSGI Stock Awards pursuant to Section 1.5(b)(ii) hereof.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or before the Effective Time of the following conditions:

(a) Shareholder Approvals. The Atlantic Capital Shareholder Approval and the FSGI Shareholder Approval shall have been obtained by the requisite affirmative vote of the holders of Atlantic Capital Common Stock and the FSGI Common Stock entitled to vote thereon.

(b) The NASDAQ Listing. The shares of Atlantic Capital Common Stock to be issued to the holders of FSGI Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq Global Select Market (or such other national securities exchange mutually agreed upon by the Parties), subject only to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or, to the Knowledge of Atlantic Capital or FSGI, threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(f) Financing. Atlantic Capital shall have received proceeds in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (i) from the sale of Atlantic Capital Common Stock pursuant to the terms of that certain Securities Purchase Agreement dated as of the date hereof by and among Atlantic Capital, Trident IV, L.P. and Trident IV Professionals Fund, L.P. (the “Stone Point Securities Purchase Agreement”), and from the sale of debt securities of Atlantic Capital on terms reasonably acceptable to Atlantic Capital and FSGI, or (ii) from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to Atlantic Capital and FSGI.

7.2 Conditions to Obligations of FSGI. The obligation of FSGI to effect the Merger is also subject to the satisfaction, or waiver by FSGI, at or before the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Atlantic Capital set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and FSGI shall have received a certificate signed on behalf of Atlantic Capital by the Chief Executive Officer or the Chief Financial Officer of Atlantic Capital to the foregoing effect.

(b) Performance of Obligations of Atlantic Capital. Atlantic Capital shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and FSGI shall have received a certificate signed on behalf of Atlantic Capital by the Chief Executive Officer or the Chief Financial Officer of Atlantic Capital to such effect.

(c) Federal Tax Opinion. FSGI shall have received the opinion of its counsel, Bryan Cave LLP, in form and substance reasonably satisfactory to FSGI, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, for federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Atlantic Capital and FSGI.

(d) Support Agreements. Each member of the Atlantic Capital Board and each shareholder listed on Section 7.2(d) of the Atlantic Capital Disclosure Schedule shall have executed and delivered to FSGI a Support Agreement in the form attached as Exhibit D and E, respectively.

7.3 Conditions to Obligations of Atlantic Capital. The obligation of Atlantic Capital to effect the Merger is also subject to the satisfaction or waiver by Atlantic Capital at or before the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of FSGI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Atlantic Capital shall have received certificates signed on behalf of FSGI by the Chief Executive Officer or the Chief Financial Officer of FSGI to the foregoing effect.

(b) Performance of Obligations of FSGI. FSGI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Atlantic Capital shall have received certificates signed on behalf of FSGI by the Chief Executive Officer or the Chief Financial Officer of FSGI to such effect.

(c) Federal Tax Opinion. Atlantic Capital shall have received the opinion of its counsel, Womble Carlyle Sandridge & Rice, LLP, in form and substance reasonably satisfactory to Atlantic Capital, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, for federal income tax purposes, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by any of the holders of Atlantic Capital Common Stock in the Merger. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Atlantic Capital and FSGI.

(d) Support Agreements. Each member of the FSGI Board and each shareholder of FSGI listed on Section 7.3(d) of the FSGI Disclosure Schedule shall have executed and delivered to Atlantic Capital a Support Agreement in the form attached as Exhibit D and E, respectively.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or, subject to the terms of this Agreement, after receipt of the Atlantic Capital Shareholder Approval or the FSGI Shareholder Approval (the date of such termination, the “Termination Date”), as follows:

(a) by mutual written consent of Atlantic Capital and FSGI;

(b) by either Atlantic Capital or FSGI, if any Governmental Entity has (i) issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger or the Bank Merger and such order or other action is final and nonappealable or (ii) stated that such Governmental Entity will not issue an approval or nonobjection necessary to consummate the Merger or the Bank Merger. The right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if (i) the failure of Atlantic Capital, in the case of a termination by Atlantic Capital, or (ii) the failure of FSGI, in the case of a termination by FSGI, to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the issuance by such Governmental Entity of such order or the taking of such action;

(c) by either Atlantic Capital or FSGI, if the Merger does not occur on or before March 25, 2016; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if (i) the failure of Atlantic Capital, in the case of a termination by Atlantic Capital, or (ii) the failure of FSGI, in the case of a termination by FSGI, to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the failure of the Merger to occur on or before March 25, 2016;

(d) by either Atlantic Capital or FSGI (i) if the Atlantic Capital Shareholders’ Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Atlantic Capital Shareholder Approval shall not have been obtained, or (ii) if the FSGI Shareholders’ Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the FSGI Shareholder Approval shall not have been obtained. The right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Party seeking to terminate if (A) the failure of Atlantic Capital, in the case of a termination by Atlantic Capital, or (B) the failure of FSGI, in the case of a termination by FSGI, to perform any of its obligations under this Agreement required to be performed at or prior to the Atlantic Capital Shareholders’ Meeting or the FSGI Shareholders’ Meeting, as applicable, has been a substantial cause of, or a substantial factor that resulted in, the Atlantic Capital Shareholder Approval or the FSGI Shareholder Approval, as applicable, not having been obtained;

(e) by Atlantic Capital, if FSGI shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) (A) cannot be cured by March 25, 2016 or (B) if capable of being cured by March 25, 2016, shall not have been cured within thirty (30) business days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Atlantic Capital’s intention to terminate this Agreement if such breach or failure is not cured) from Atlantic Capital of such breach or failure; provided, that Atlantic Capital shall not have a right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.2;

(f) by FSGI, if Atlantic Capital shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform

(i) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) (A) cannot be cured by March 25, 2016 or (B) if capable of being cured by March 25, 2016, shall not have been cured within thirty (30) business days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and FSGI’s intention to terminate this Agreement if such breach or failure is not cured) from FSGI of such breach or failure; provided, that FSGI shall not have a right to terminate this Agreement pursuant to this Section 8.1(f) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.3;

(g) by Atlantic Capital prior to the receipt of the FSGI Shareholder Approval if (i) the FSGI Board shall have effected an FSGI Adverse Recommendation Change except in compliance with Section 6.9 hereof; (ii) the FSGI Board shall have failed to reject a Takeover Proposal with respect to FSGI and reaffirm the FSGI Board Recommendation within five (5) business days following the public announcement of such Takeover Proposal and in any event at least two (2) business days prior to the FSGI Shareholders’ Meeting; (iii) FSGI enters into an Acquisition Agreement; (iv) FSGI shall have failed to comply in all material respects with its obligations under Section 6.9; (v) subject to FSGI’s rights to adjourn or postpone the FSGI Shareholders’ Meeting, FSGI shall have failed to call, give proper notice of, convene and hold the FSGI Shareholders’ Meeting; or (vi) FSGI or the FSGI Board shall have publicly announced its intention to do any of the foregoing;

(h) by FSGI prior to the receipt of the Atlantic Capital Shareholder Approval if (i) the Atlantic Capital Board shall have effected an Atlantic Capital Adverse Recommendation Change except in compliance with Section 6.9 hereof; (ii) the Atlantic Capital Board shall have failed to reject a Takeover Proposal with respect to Atlantic Capital within five (5) business days following the public announcement of such Takeover Proposal and in any event at least two (2) business days prior to the Atlantic Capital Shareholders’ Meeting; (iii) Atlantic Capital enters into an Acquisition Agreement; (iv) Atlantic Capital shall have failed to comply in all material respects with its obligations under Section 6.9; (v) subject to Atlantic Capital’s rights to adjourn or postpone the Atlantic Capital Shareholders’ Meeting, Atlantic Capital shall have failed to call, give proper notice of, convene and hold the Atlantic Capital Shareholders’ Meeting; or (vi) Atlantic Capital or the Atlantic Capital Board shall have publicly announced its intention to do any of the foregoing;

(i) by Atlantic Capital prior to receipt of the Atlantic Capital Shareholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Superior Proposal; provided, however, that (a) Atlantic Capital has complied with Section 6.9 in all material respects and (b) Atlantic Capital pays (or causes to be paid) the Atlantic Capital Termination Fee and Atlantic Capital Expense Reimbursement prior to or simultaneously with such termination;

(j) by FSGI prior to receipt of the FSGI Shareholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Superior Proposal; provided, however, that (a) FSGI has complied with Section 6.9 in all material respects and (b) FSGI pays (or causes to be paid) the FSGI Termination Fee and FSGI Expense Reimbursement prior to or simultaneously with such termination;

(k) by either Atlantic Capital or FSGI if (i) the Department of the Treasury adopts as final regulations those regulations relating to the determination of the “adjusted Federal long-term rate” as defined by Section 382(f)(2) of the Code that were published in the Federal Register as proposed regulations at 80 Fed. Reg. 11141 (March 3, 2015), or other regulations having a similar effect on the determination of the “adjusted Federal long-term rate”, as any such proposed regulations may be modified by the final regulations (the final regulations are referred to herein as the “Final Section 382(f) Regulations”), and (ii) at any time after the effective date of the Final Section 382(f) Regulations, the “long-term tax-exempt rate” as defined by Section 382(f)(1) of the Code as it is determined under the Final Section 382(f) Regulations and as it is announced for each month by the Department of the Treasury with respect to “ownership changes” occurring under Section 382 of the Code for that month is 2.20% or less; provided, however, the Party seeking to terminate may only exercise its right to terminate this Agreement pursuant to this Section 8.1(k) on or before the day that is twenty (20) days after the first day of the first month in which the condition in subsection (ii) of this Section 8.1(k) is met.

8.2 Effect of Termination.

(a) In the event that:

(i) this Agreement is terminated by Atlantic Capital pursuant to Section 8.1(e) or (g), FSGI shall pay, or cause to be paid, to Atlantic Capital cash in the amount of $6,250,000 (the “FSGI Termination Fee”) plus an amount equal to the out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants, and other Representatives) actually incurred by or on behalf of Atlantic Capital in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the transactions contemplated by this Agreement and the due diligence and evaluation by Atlantic Capital of the transactions contemplated by this Agreement, in an aggregate amount not to exceed $1,000,000 (the “FSGI Expense Reimbursement”);

(ii) this Agreement is terminated by Atlantic Capital pursuant to Section 8.1(i), then Atlantic Capital shall pay, or cause to be paid, to FSGI, prior to or contemporaneously with such termination, cash in an amount equal to the Atlantic Capital Termination Fee plus the Atlantic Capital Expense Reimbursement (and any purported termination pursuant to Section 8.1(i) shall be void and of no force or effect unless Atlantic Capital shall have made such payment);

(iii) this Agreement is terminated by FSGI pursuant to Section 8.1(f) or (h), Atlantic Capital shall pay, or cause to be paid, to FSGI cash in the amount of $6,250,000 (the “Atlantic Capital Termination Fee”) plus an amount equal to the out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants, and other Representatives) actually incurred by or on behalf of FSGI in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the transactions contemplated by this Agreement and the due diligence and evaluation by FSGI of the transactions contemplated by this Agreement, in an aggregate amount not to exceed $1,000,000 (the “Atlantic Capital Expense Reimbursement”);

(vi) this Agreement is terminated by FSGI pursuant to Section 8.1(j), then FSGI shall pay, or cause to be paid, to Atlantic Capital, prior to or contemporaneously with such termination, cash in an amount equal to the FSGI Termination Fee plus the FSGI Expense Reimbursement (and any purported termination pursuant to Section 8.1(j) shall be void and of no force or effect unless FSGI shall have made such payment.

(b) Each of the Parties hereto acknowledge and agree that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Party would not enter into this Agreement. Accordingly, (i) if FSGI fails to pay the amounts due pursuant to this Section 8.2 and, in order to obtain such payment, Atlantic Capital commences a suit that results in a judgment against FSGI for the FSGI Termination Fee or the FSGI Expense Reimbursement, then FSGI shall pay Atlantic Capital its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the FSGI Termination Fee and the FSGI Expense Reimbursement, as applicable, from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made and (ii) if Atlantic Capital fails to pay the amount due pursuant to this Section 8.2 and, in order to obtain such payment, FSGI commences a suit that results in a judgment against Atlantic Capital for the Atlantic Capital Termination Fee or the Atlantic Capital Expense Reimbursement, then Atlantic Capital shall pay FSGI its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Atlantic Capital Termination Fee or the Atlantic Capital Expense Reimbursement, as applicable, from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made.

(c) On any termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and forthwith become void and have no further force or effect (except for the provisions of Section 6.2(b), Section 8.2 and Article IX), and, subject to the payment of any amounts owing pursuant to this Section 8.2, there shall be no other liability on the part of Atlantic Capital or FSGI to the other Party Notwithstanding anything in this Agreement to the contrary, no Party hereto will be relieved or released from any liability or damages arising from a willful or intentional breach of any provision of this Agreement or fraud, and the aggrieved Party will be entitled to all rights and remedies available at law or in equity.

(d) This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of either FSGI or Atlantic Capital, there may not be, without further approval of such shareholders, any amendment of this Agreement that (i) alters or changes the amount or the form of the Merger Consideration to be delivered under this Agreement, if such alteration or change would adversely affect the shareholders entitled to receive the Merger Consideration, (ii) alters or changes any term of the articles of incorporation of the Surviving Corporation, if such alteration or change would adversely affect the shareholders who already approved the transactions contemplated by this Agreement, or (iii) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the shareholders who already approved the transactions contemplated by this Agreement, in each case other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(e) At any time before the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the Parties, which date shall be no later than thirty (30) days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).

9.2 Standard. No representation or warranty of Atlantic Capital contained in Article III or of FSGI contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no Party shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Atlantic Capital, or Article IV, in the case of FSGI, has had or would be reasonably likely to have a Material Adverse Effect with respect to Atlantic Capital or FSGI, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Sections 3.1, 3.3(a), 3.3(b)(i), 3.5 and 3.7, in the case of Atlantic Capital, and Sections 4.1, 4.3(a), 4.3(b)(i), 4.5 and 4.7, in the case of FSGI, shall be deemed untrue and incorrect if not true and correct in all material respects; and (y) Sections 3.2 and 3.8(a) in the case of Atlantic Capital, and Sections 4.2 and 4.8(a), in the case of FSGI, shall be deemed untrue and incorrect if not true and correct in all respects.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.5, 6.6 and 6.10 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Atlantic Capital, to:

Atlantic Capital Bancshares, Inc.

Terminus 100 Building

3280 Peachtree Road NE, Suite 1600

Atlanta, GA 30305

Attention: Douglas Williams, Chief Executive Officer

E-mail:

with a copy to:

Womble Carlyle Sandridge & Rice, LLP

550 South Main Street

Suite 400

Greenville, SC 29601

Attention: Steven S. Dunlevie

Email: sdunlevie@wcsr.com

(b) if to FSGI, to:

First Security Group, Inc.

531 Broad Street

Chattanooga, Tennessee 37402

Attention: D. Michael Kramer, President and Chief Executive Officer

Email: mkramer@fsgbank.com

with a copy to:

Bryan Cave LLP

One Atlantic Center

Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, Georgia 30309-3488

Attention: Robert D. Klingler

Email: robert.klingler@bryancave.com

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Atlantic Capital Disclosure Schedule and the FSGI Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law. For purposes of this Agreement, (a) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns), (b) “Knowledge” of any Person that is not an individual means the actual knowledge (without investigation) of such Person’s directors and senior executive officers, and (c) “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in the State of Georgia or the State of Tennessee generally are authorized or required by law or other governmental actions to close.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto and the other documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

9.8 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Georgia applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts-of-law principles. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Georgia. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.9 Publicity. Neither Atlantic Capital nor FSGI shall, and neither Atlantic Capital nor FSGI shall permit any of its Subsidiaries or agents to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of FSGI, in the case of a proposed announcement by Atlantic Capital, or Atlantic Capital, in the case of a proposed announcement by FSGI; provided, however, that any Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of NASDAQ.

9.10 Assignment; Third-Party Beneficiaries.

(a) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either Party (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.5(b) and 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the Parties any rights or remedies under this Agreement.

(b) The representations and warranties set forth in Articles III and IV of this Agreement, and the covenants set forth in Article V, have been made solely for the benefit of the Parties and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate; (ii) have been qualified by reference to either the Atlantic Capital Disclosure Schedule or the FSGI Disclosure Schedule, each of which contains certain disclosures that are not reflected in the text of this Agreement; and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by the respective shareholders of either Party.

(c) No provision in this Agreement modifies or amends or creates any employee benefit plan, program or document (“Benefit Plan”), and no third party shall be entitled to enforce any provision of this Agreement on the grounds that it is an amendment to, or a creation of, a Benefit Plan. This provision shall not prevent the Parties to this Agreement from enforcing any provision of this Agreement. If a Person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to, or creation of a Benefit Plan, and that provision is construed to be such an amendment or creation, that provision shall lapse retroactively, thereby precluding it from having any effect.

9.11 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity. The Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

9.12 Mandatory Arbitration. Notwithstanding anything else in this Agreement, any dispute, difference, controversy or claim arising in connection with or related or incidental to, or question occurring under, the obligations or covenants of the Surviving Corporation pursuant to Section 6.5(b) of this Agreement or the subject matter thereof after the Effective Time shall be exclusively and finally settled under the Commercial Arbitration Rules of the American Arbitration Association, unless otherwise agreed, by a single arbitrator selected by the Surviving Corporation. The arbitrator shall apply the laws of the State of Georgia, shall not have the authority to add to, detract from, or modify any provision hereof and shall not award punitive damages to any injured party. A decision by the arbitrator shall be final, conclusive and binding. The arbitrator shall deliver a written and reasoned award with respect to the dispute to each of the parties to the dispute, difference, controversy or claim, who shall promptly act in accordance therewith.

[Signature Page Follows]

IN WITNESS WHEREOF, Atlantic Capital and FSGI have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

ATLANTIC CAPITAL BANCSHARES, INC.

By:	/s/ Douglas L. Williams
	Name:	Douglas L. Williams

Title:	President and Chief Executive Officer

FIRST SECURITY GROUP, INC.

By:	/s/ D. Michael Kramer
	Name:	D. Michael Kramer

Title:	President and Chief Executive Officer

EXHIBIT A

FORM OF SUBSIDIARY PLAN OF MERGER

This SUBSIDIARY PLAN OF MERGER (the “Plan of Merger”) is made and entered into as of the [●] day of [●], 2015, by and between Atlantic Capital Bank, a Georgia banking corporation (“Atlantic Capital Bank”), and FSGBank, National Association, a national banking association (“FSGBank”).

WITNESSETH:

WHEREAS, Atlantic Capital Bancshares Corporation, a Georgia corporation (“Atlantic Capital”) and First Security Group, Inc., a Tennessee corporation (“FSGI”) entered into that certain Agreement and Plan of Merger dated as of [●], 2015 (the “Merger Agreement”), which provides for the merger of FSGI with and into Atlantic Capital (the “Merger”);

WHEREAS, following consummation of the Merger, Atlantic Capital and FSGI, as the current sole-shareholders, respectively, of Atlantic Capital Bank and FSGBank, desire to consolidate the operations of Atlantic Capital Bank and FSGBank pursuant to the merger of Atlantic Capital Bank with and into FSGBank (the “Bank Merger”).

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements herein contained, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Merger. Subject to the terms and conditions of this Plan of Merger, at the Effective Time, Atlantic Capital Bank shall be merged with and into FSGBank as authorized by the relevant provisions of the National Bank Act (12 U.S.C. § 215a), and the Financial Institutions Code of Georgia. FSGBank shall be the surviving bank resulting from the Bank Merger (the “Surviving Bank”), shall continue its corporate existence under the National Bank Act, and shall be operated as a wholly-owned subsidiary of Atlantic Capital. At the Effective Time, the separate existence of Atlantic Capital Bank shall cease.

Section 1.2 Effective Time. The Bank Merger shall not be effective unless and until (a) the Merger is consummated; and (b) the Bank Merger receives all necessary approvals from the Office of the Comptroller of the Currency (“OCC”) and the Georgia Department of Banking and Finance (“DBF”) or such later time as specified in the Articles of Merger filed with the OCC and the Georgia Secretary of State (the “Effective Time”).

Section 1.3 Articles of Association and Bylaws.

(a) The Articles of Association of FSGBank in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Bank from and after the Effective Time, except as provided in Section 1.3(c).

(b) The Bylaws of FSGBank in effect immediately prior the Effective Time shall be the Bylaws of the Surviving Bank from and after the Effective Time until otherwise amended or repealed.

(c) The name of the Surviving Bank shall be “Atlantic Capital Bank, National Association.”

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Section 1.4 Directors and Officers. The individuals listed on Schedule 1 hereto, together with such additional persons as may thereafter be appointed, shall serve, as applicable, as the directors and officers of the Surviving Bank from and after the Effective Time, in accordance with the Bylaws of the Surviving Bank.

Section 1.5 Offices. The headquarters and main office of the Surviving Bank will remain at 531 Broad Street, Chattanooga, Tennessee 37402. Following the Effective Time, the Surviving Bank will retain branch locations at each branch location of Atlantic Capital Bank and FSGBank which existed immediately prior to the Effective Time.

Section 1.6 Rights, Franchises, Duties, Assets and Liabilities of the Surviving Bank.

(a) As of the Effective Time, all rights, franchises, and interests of both Atlantic Capital Bank and FSGBank in and to every type of property (real, personal, and mixed), and all choses in action of both Atlantic Capital Bank and FSGBank shall be transferred to and vested in the Surviving Bank without any deed or other transfer. The Surviving Bank, upon consummation of the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates of incompetent persons, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by either Atlantic Capital Bank or FSGBank at the Effective Time.

(b) All liabilities and obligations of both Atlantic Capital Bank and FSGBank of every kind and description shall be assumed by the Surviving Bank, and the Surviving Bank shall be bound thereby in the same manner and to the same extent that Atlantic Capital Bank and FSGBank were so bound at the Effective Time.

ARTICLE II

MANNER AND BASIS OF CONVERTING SHARES OF STOCK

Section 2.1 Manner of Conversion. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holders thereof, the shares of the constituent institutions shall be converted as follows:

(a) Each share of FSGBank common stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time, and shall be the only issued and outstanding shares of the Surviving Bank.

(b) Each share of Atlantic Capital Bank common stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be canceled and retired and shall cease to exist.

ARTICLE III

COVENANTS AND AGREEMENTS

Section 3.1 Commercially Reasonable Efforts, Cooperation. Subject to the terms and conditions of this Plan of Merger, each of the parties hereto agrees to use its commercially reasonable efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary regulatory approvals, to consummate and make effective, as soon as practicable, the transactions contemplated by this Plan of Merger.

Section 3.2 Regulatory Matters.

(a) Following the execution and delivery of this Plan of Merger, Atlantic Capital Bank and FSGBank shall cause to be prepared and filed all required applications and filings with the OCC and the DBF and any other

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state or federal regulatory authority having jurisdiction over the Bank Merger (collectively, such regulatory authorities are referred to herein as the “Regulatory Authorities”) which are necessary or contemplated for the obtaining of the consents or approvals of the Regulatory Authorities for consummation of the Bank Merger. Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require. The parties hereto will cooperate with each other and use their commercially reasonable efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Plan of Merger, including, without limitation, those required or contemplated from the Regulatory Authorities.

(b) Each party hereto will furnish the other parties with all information concerning itself, its directors, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such party to any governmental body in connection with the transactions, applications or filings contemplated by this Plan of Merger. The parties hereto will promptly furnish each other with copies of written communications received by them from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 3.3 Tax Treatment. Each of the parties undertakes and agrees to use its commercially reasonable efforts to cause the Bank Merger to qualify, and to take no action which would cause the Bank Merger not to quality, for treatment as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

ARTICLE IV

CONDITIONS TO CLOSING

The obligations of Atlantic Capital Bank and FSGBank to consummate the transactions provided for in this Plan of Merger shall be subject to the satisfaction of the following conditions, unless waived by the parties as hereinafter provided for:

Section 4.1 Conditions to Each Party’s Obligation to Effect the Bank Merger. The respective obligations of each party to effect the Bank Merger shall be subject to the satisfaction of the conditions set forth in Article VII of the Merger Agreement. In addition, the closing of the Bank Merger is expressly conditioned on the prior closing of the Merger.

Section 4.2 Regulatory Approvals. The Regulatory Authorities shall have approved or consented to the Bank Merger, and all other required regulatory approvals of the Merger shall have been received and any applicable waiting periods shall have expired.

ARTICLE V

TERMINATION AND AMENDMENT

Section 5.1 Termination. This Plan of Merger may be terminated and the Bank Merger abandoned at any time prior to the Effective Time by mutual consent of the parties hereto. In the event of the termination and abandonment of this Plan of Merger pursuant to this Section 5.1, this Agreement shall terminate and become void and shall have no effect, without further liability on behalf of any party. The Plan of Merger shall also be terminated automatically in the event the Merger Agreement is terminated pursuant to the provisions of Article VIII thereof.

Section 5.2 Amendments. To the extent permitted by law, this Plan of Merger may be amended by a subsequent writing signed by each of Atlantic Capital Bank and FSGBank.

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ARTICLE VI

MISCELLANEOUS

Section 6.1 Counterparts. This Plan of Merger may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document.

Section 6.2 Persons Bound; No Assignment. This Plan of Merger shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but notwithstanding the foregoing, this Plan of Merger may not be assigned by any party hereto unless the prior written consent of the other parties is first obtained.

Section 6.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Georgia and the National Bank Act.

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IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Plan of Merger to be dated as of the date and year first above written.

ATLANTIC CAPITAL BANK

By:
Name:
Title:

FSGBANK, NATIONAL ASSOCIATION

By:
Name:
Title:

A-A-5

EXHIBIT B

SURVIVING CORPORATION ARTICLES OF INCORPORATION

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ATLANTIC CAPITAL BANCSHARES, INC.

ARTICLE ONE

NAME

The name of the Corporation is: ATLANTIC CAPITAL BANCSHARES, INC.

ARTICLE TWO

CORPORATE PURPOSE

The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the “Code”). The object of the Corporation is pecuniary gain and profit, and the Corporation is formed for the purpose of becoming and operating as a bank holding company and engaging in such related and permissible activities in connection therewith as the Board of Directors may from time to time specify by resolution.

ARTICLE THREE

CAPITALIZATION

The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Ten Million (110,000,000) shares of capital stock, of which 10,000,000 shares shall be designated as “Preferred Stock”, no par value per share, and 100,000,000 shares shall be designated as “Common Stock”, no par value per share. The designations and the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the shares of each class of stock are as follows:

(a) Common Stock. Each share of Common Stock has one vote on each matter submitted to a vote of the Corporation’s shareholders. Subject to the provisions of applicable law, the holders of shares of Common Stock are entitled to receive, when and as declared by the Corporation’s Board of Directors out of the Corporation’s assets legally available therefor, dividends or other distributions, whether payable in cash, property, or securities of the Corporation. The holders of shares of Common Stock are entitled to receive, in proportion to the number of shares of Common Stock held, the Corporation’s net assets upon liquidation or dissolution.

(b) Preferred Stock. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of Preferred Stock, including any voting powers, preferences, designations, conversion and other rights, qualifications, limitations, restrictions, and terms and conditions of redemption shall be as set forth in resolutions adopted by the Board of Directors, and articles of amendment shall be filed with the Georgia Secretary of State as required by law to be filed with respect to issuance of such Preferred Stock, prior to the issuance of any shares of such series.

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The Board of Directors is expressly authorized, at any time, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series of Preferred Stock and, if and to the extent from time to time required by law, by filing articles of amendment which are effective without shareholder action to increase or decrease the number of shares included in each series of Preferred Stock, but not below the number of shares then issued, and to set or change in any one or more respects the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption relating to the shares of each such series. Notwithstanding the foregoing, the Board of Directors shall not be authorized to change the right of holders of the Common Stock of the Corporation to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, setting or changing the following:

(i)	the annual dividend rate, if any, on shares of such series, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

(ii)	whether the shares of such series shall be redeemable and, if so, the redemption price and the terms and conditions of such redemption;

(iii)	the obligation, if any, of the Corporation to redeem shares of such series pursuant to a sinking fund;

(iv)	whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(v)	whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the extent of such voting rights;

(vi)	the rights of the shares of stock series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; and

(vii)	any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series.

The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

ARTICLE FOUR

PREEMPTIVE RIGHTS

Pursuant to § 14-2-630 and § 14-2-732 of the Code, the Corporation elects to have preemptive rights in favor of only those shareholders who shall each own, of record, four and nine-tenths percent (4.9%) or more of the shares of the Corporation outstanding immediately after the closing of that certain private placement offering of a minimum of eight million (8,000,000) shares of the Corporation, at a price of $10.00 per share, to be conducted in 2006 and 2007 in connection with the capitalization of the Corporation. The preemptive rights set forth in this Article shall expire upon the first to occur of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement pursuant to the Securities Act of 1933, either for an underwritten public offering for cash of the shares of the Corporation or for the issuance of the Corporation’s shares to acquire an entity having a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, and (iii) the time immediately prior to when shares of the Corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Upon the occurrence of any such event, the provisions of this Article Four shall be null and void and of no further force and effect.

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ARTICLE FIVE

BOARD OF DIRECTORS

(a) Pursuant to § 14-2-732 of the Code, each holder of twenty-five percent (25%) or more of the then issued and outstanding shares of the Corporation shall have the right to elect a member to the Board of Directors. The right set forth in this paragraph shall expire upon the first to occur of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for cash of the shares of the Corporation pursuant to the Securities Act of 1933, and (iii) the time immediately prior to when shares of the Corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Upon the occurrence of any such event, the provisions of this Article Five, Section (a) shall be null and void and of no further force and effect.

(b) At any shareholders’ meeting with respect to which notice of such purpose has been given, the entire Board of Directors or any individual director may be removed with or without cause only by the affirmative vote of the holders of a majority of the then issued and outstanding shares of the Corporation entitled to vote in an election of directors, except that a director elected pursuant to paragraph (a) of this Article may be removed with or without cause only by the affirmative vote of the shareholder who elected such director, if such shareholder would, at the time of removal, be entitled to appoint such director pursuant to paragraph (a) of this Article.

(c) For purposes of this Article, a director of the Corporation may be removed for cause if (i) the director has been convicted of a felony; (ii) any bank regulatory authority having jurisdiction over the Corporation requests or demands the removal; or (iii) at least two-thirds (2/3) of the directors of the Corporation then in office, excluding only the director who is subject to the vote regarding his or her removal, determine that such director’s continued service is not in the best interests of the Corporation.

(d) In the event a director elected pursuant to paragraph (a) of this Article is removed, the shareholder who elected such director shall have the sole right to replace the removed director with a director of that shareholder’s choice, if such shareholder would, at the time of replacement, still be entitled to appoint a director pursuant to paragraph (a) of this Article.

ARTICLE SIX

DIRECTOR’S LIABILITY

(a) To the fullest extent permitted by applicable law, no director of the Corporation shall have any liability to the Corporation or its shareholders for monetary damages for any action or failure to take action, including, without limitation, for breach of duty of care or other duty as a director, except that this provision shall not eliminate or limit the liability of a director for:

(i)	any appropriation, in violation of his or her duties, of any business opportunity of the Corporation;

(ii)	acts or omissions which involve intentional misconduct or a knowing violation of law;

(iii)	the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distributions of corporate assets to shareholders; or

(iv)	any transaction from which the director received an improper personal benefit.

(b) Neither the amendment or repeal of this Article nor the adoption of any provisions to the Amended and Restated Articles of Incorporation inconsistent with this Article shall eliminate or adversely affect any right or protection of any director of the Corporation existing immediately prior to such amendment or repeal or adoption.

(c) If the Code is amended, after this Article becomes effective, to authorize corporate action further eliminating or limiting personal liability of directors, then, without further corporate action, the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Code, as so amended.

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ARTICLE SEVEN

INDEMNIFICATION

(a) Each person who is or was a director or officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by applicable law against those expenses (including attorneys’ fees), judgments, fines, penalties, and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation.

(b) Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

ARTICLE EIGHT

REQUIRED APPROVALS

Pursuant to § 14-2-732 of the Code, the affirmative vote of two-thirds (2/3) of the directors then in office shall be required to approve a transaction involving the sale, exchange, or other disposition of more than fifty percent (50%) of the then issued and outstanding shares of the Corporation and/or any of its subsidiaries to any other corporation, person, or entity. The approval requirement set forth in this paragraph shall expire upon the first to occur of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for cash of the shares of the Corporation pursuant to the Securities Act of 1933, and (iii) the time immediately prior to when shares of the Corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Upon the occurrence of any such event, the provisions of this Article Ten shall be null and void and of no further force and effect.

ARTICLE NINE

SEVERABILITY

Should any provision of these Amended and Restated Articles of Incorporation, or any clause hereof, be held to be invalid, illegal, or unenforceable, in whole or in part, the remaining provisions and clauses of these Amended and Restated Articles of Incorporation shall remain valid and fully enforceable.

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IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation the     day of                     , 2015.

By:
Name:
Title:

[signature page to

Amended and Restated Articles of Incorporation of Atlantic Capital Bancshares, Inc.]

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EXHIBIT C

SURVIVING CORPORATION BYLAWS

See attached.

AMENDED AND RESTATED

BYLAWS

OF

ATLANTIC CAPITAL BANCSHARES, INC.

ADOPTED                     , 2015

BYLAWS

ATLANTIC CAPITAL BANCSHARES, INC.

INDEX

PAGE

ARTICLE ONE OFFICES		A-C-1
1.1	Registered Office and Agent	A-C-1
1.2	Other Offices	A-C-1

ARTICLE TWO SHAREHOLDERS’ MEETING		A-C-1
2.1	Annual Meeting	A-C-1
2.2	Special Meetings	A-C-1
2.3	Place	A-C-1
2.4	Notice; Waiver of Notice	A-C-1
2.5	Advance Notice of Shareholder Nominees for Director and Other Shareholder Proposals	A-C-2
2.6	Quorum	A-C-4
2.7	Proxies; Required Vote	A-C-4
2.8	Presiding Officer and Secretary	A-C-4
2.9	Shareholders’ List	A-C-4
2.10	Action in Lieu of Meeting	A-C-4

ARTICLE THREE DIRECTORS		A-C-4
3.1	Management	A-C-4
3.2	Number of Directors	A-C-4
3.3	Vacancies	A-C-5
3.4	Election of Directors	A-C-5
3.5	Removal	A-C-5
3.6	Resignation	A-C-5
3.7	Compensation	A-C-5
3.8	Honorary and Advisory Directors	A-C-5

ARTICLE FOUR COMMITTEES		A-C-6
4.1	Executive Committee	A-C-6
4.2	Other Committees	A-C-6
4.3	Removal	A-C-7

ARTICLE FIVE MEETINGS OF THE BOARD OF DIRECTORS		A-C-7
5.1	Time and Place	A-C-7
5.2	Regular Meetings	A-C-7
5.3	Special Meetings	A-C-7
5.4	Content and Waiver of Notice	A-C-7
5.5	Quorum; Participation by Telephone	A-C-7
5.6	Action in Lieu of Meeting	A-C-7
5.7	Interested Directors and Officers	A-C-7

ARTICLE SIX OFFICERS, AGENTS, AND EMPLOYEES		A-C-8
6.1	General Provisions	A-C-8
6.2	Powers and Duties of the Chairman of the Board of Directors, the President, and the Chief Financial Officer	A-C-8
6.3	Powers and Duties of Vice Presidents	A-C-9
6.4	Powers and Duties of the Secretary	A-C-9
6.5	Powers and Duties of the Treasurer	A-C-9

A-C-i

PAGE
6.6	Appointment, Powers, and Duties of Assistant Secretaries	A-C-9
6.7	Appointment, Powers, and Duties of Assistant Treasurers	A-C-9
6.8	Delegation of Duties	A-C-10

ARTICLE SEVEN CAPITAL STOCK		A-C-10
7.1	Certificated and Uncertificated Shares	A-C-10
7.2	Transfer of Shares	A-C-10
7.3	Record Dates	A-C-11
7.4	Registered Owner	A-C-11
7.5	Transfer Agent and Registrar	A-C-11
7.6	Lost Certificates	A-C-11
7.7	Fractional Shares or Scrip	A-C-11

ARTICLE EIGHT BOOKS AND RECORDS; SEAL; ANNUAL STATEMENTS		A-C-11
8.1	Inspection of Books and Records	A-C-11
8.2	Seal	A-C-12
8.3	Annual Statements	A-C-12

ARTICLE NINE INDEMNIFICATION		A-C-12
9.1	Authority to Indemnify	A-C-12
9.2	Mandatory Indemnification	A-C-12
9.3	Advance for Expenses	A-C-13
9.4	Court-ordered Indemnification and Advances for Expenses	A-C-13
9.5	Determination of Indemnification	A-C-13
9.6	Authorization of Indemnification	A-C-13
9.7	Other Rights	A-C-13
9.8	Insurance	A-C-14
9.9	Continuation of Expenses	A-C-14

ARTICLE TEN NOTICES; WAIVERS OF NOTICE		A-C-14
10.1	Notices	A-C-14
10.2	Waivers of Notice	A-C-14

ARTICLE ELEVEN EMERGENCY POWERS		A-C-14
11.1	Bylaws	A-C-14
11.2	Lines of Succession	A-C-14
11.3	Head Office	A-C-14
11.4	Period of Effectiveness	A-C-14
11.5	Notices	A-C-15
11.6	Officers as Directors Pro Tempore	A-C-15
11.7	Liability of Officers, Directors, and Agents	A-C-15

ARTICLE TWELVE CHECKS, NOTES, DRAFTS, ETC.		A-C-15

ARTICLE THIRTEEN AMENDMENTS		A-C-15

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AMENDED AND RESTATED

BYLAWS

OF

ATLANTIC CAPITAL BANCSHARES, INC.

                    , 2015

ARTICLE ONE

OFFICES

1.1 Registered Office and Agent. The Corporation shall have and continuously maintain a registered office and registered agent in accordance with the provisions of Section 14-2-501 of the Georgia Business Corporation Code.

1.2 Other Offices. The Corporation may have offices at such place or places within or without the State of Georgia as the Board of Directors may from time to time appoint or the business of the Corporation may require or make desirable.

ARTICLE TWO

SHAREHOLDERS’ MEETING

2.1 Annual Meeting. A meeting of the shareholders of the Corporation shall be held annually. The annual meeting shall be held at such time and place and on such date as the Board of Directors shall determine from time to time and as shall be specified in the notice of the meeting.

2.2 Special Meetings. Special meeting of the shareholders may be called at any time by the Corporation’s Board of Directors, its President, or by the Corporation upon the written request of any one or more shareholders, owning an aggregate of not less than twenty-five percent (25%) of the outstanding capital stock of the Corporation. Special meetings shall be held at such time and place and on such dates as shall be specified in the notice of the meeting.

2.3 Place. Annual and special meetings of shareholders may be held within or without the State of Georgia.

2.4 Notice; Waiver of Notice. Notice of annual or special meetings of shareholders stating the place, day, and hour of the meeting shall be given in writing or by electronic transmission not less than ten (10) days nor more than sixty (60) days before the date of the meeting, and shall be given to each shareholder by mail or electronic transmission to the last known address of the shareholder or by personal delivery to the shareholder. Notice of any special meeting of shareholders shall state the purpose or purposes for which the meeting is called. The notice of any meeting at which amendments to or restatements of the Articles of Incorporation or the Bylaws, merger or share exchange of the Corporation, or the disposition of corporate assets requiring shareholder approval are to be considered shall state such purpose, and shall further comply with all requirements of law. Notice of a meeting may be waived by an instrument in writing or by electronic transmission signed by the shareholder before or after the meeting. The waiver need not specify the purpose of the meeting or the business transacted, unless one of the purposes of the meeting concerns a plan of merger or share exchange, in which event the waiver shall comply with the further requirements of law concerning such waivers. Attendance of a shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of lack of notice or defective notice of the meeting and waiver of any objections to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice, unless the shareholder or the appointed proxy at

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the beginning of the meeting objects to holding the meeting or transacting business at the meeting or objects to considering the matter not described in the notice when it is presented. Notice of any adjourned meeting need not be given otherwise than by announcement at the meeting at which the adjournment is taken.

2.5 Advance Notice of Shareholder Nominees for Director and Other Shareholder Proposals. The matters to be considered and brought before any annual or special meeting of shareholders of the Corporation shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 2.5.

For any matter to be brought properly before any annual meeting of shareholders, the matter must be (i) specified in the notice of the annual meeting given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors or (iii) brought before the annual meeting by a shareholder who is a shareholder of record of the Corporation on the date the notice provided for in this Section 2.5 is delivered to the Secretary of the Corporation, who is entitled to vote at the annual meeting and who complies with the procedures set forth in this Section 2.5.

In addition to any other requirements under applicable law and the Articles of Incorporation and Bylaws of the Corporation, written notice (the “Shareholder Notice”) of any nomination or other proposal must be timely and any proposal, other than a nomination, must constitute a proper matter for shareholder action. To be timely, the Shareholder Notice must be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not less than 90 nor more than one hundred twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if (and only if) the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends within sixty (60) days after such anniversary date (an annual meeting date outside such period being referred to herein as an “Other Meeting Date”), the Shareholder Notice shall be given in the manner provided herein by the later of the close of business on (i) the date ninety (90) days prior to such Other Meeting Date or (ii) the tenth day following the date such Other Meeting Date is first publicly announced or disclosed.

A Shareholder Notice must contain the following information: (i) whether the shareholder is providing the notice at the request of a beneficial holder of shares, whether the shareholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the shareholder or such beneficial holder in the Corporation or the matter the Shareholder Notice relates to, and the details thereof, including the name of such other person (the shareholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”), (ii) the name and address of all Interested Persons, (iii) a complete listing of the record and beneficial ownership positions (including number or amount) of all equity securities and debt instruments, whether held in the form of loans or capital market instruments, of the Corporation or any of its subsidiaries held by all Interested Persons, (iv) whether and the extent to which any hedging, derivative or other transaction is in place or has been entered into within the prior six (6) months preceding the date of delivery of the Shareholder Notice by or for the benefit of any Interested Person with respect to the Corporation or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for the Corporation, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of the corporation or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms thereof, and (v) a representation that the shareholder is a holder of record of stock of the Corporation that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the Shareholder Notice. As used herein, “beneficially owned” has the meaning provided in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934. The Shareholder Notice shall be updated not later than ten (10) days after the record date for the determination of shareholders entitled to vote at the meeting to provide any material changes in the foregoing information as of the record date.

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Any Shareholder Notice relating to the nomination of directors must also contain (i) the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission (or the corresponding provisions of any successor regulation), (ii) each nominee’s signed consent to serve as a director of the Corporation if elected, and (iii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K (or the corresponding provisions of any successor regulation). The Corporation may also require any proposed nominee to furnish such other information, including completion of the Corporation’s directors’ questionnaire, as it may reasonably require to determine whether the nominee would be considered “independent” as a director or as a member of the audit committee of the Board of Directors under the various rules and standards applicable to the Corporation. Any Shareholder Notice with respect to a matter other than the nomination of directors must contain (i) the text of the proposal to be presented, including the text of any resolutions to be proposed for consideration by shareholders and (ii) a brief written statement of the reasons why such shareholder favors the proposal. Notwithstanding anything in this Section 2.5 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and either all of the nominees for director or the size of the increased Board of Directors is not publicly announced or disclosed by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a Shareholder Notice shall also be considered timely hereunder, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not later than the close of business on the tenth day following the first date all of such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed.

For any matter to be brought properly before a special meeting of shareholders, the matter must be set forth in the Corporation’s notice of the meeting given by or at the direction of the Board of Directors. In the event that the Corporation calls a special meeting of shareholders for the purpose of electing one or more persons to the Board of Directors, any shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of the meeting, if the Shareholder Notice required by Section 2.5 shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not later than the close of business on the tenth day following the day on which the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is publicly announced or disclosed.

For purposes of this Section 2.5, a matter shall be deemed to have been “publicly announced or disclosed” if such matter is disclosed in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission.

In no event shall the postponement or adjournment of an annual meeting already publicly noticed, or any announcement of such postponement or adjournment, commence a new period (or extend any time period) for the giving of notice as provided in this Section 2.5. This Section 2.5 shall not apply to shareholders proposals made pursuant to Rule 14a-8 under the Exchange Act.

The person presiding at any meeting of shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 2.5 and, if not so given, shall direct and declare at the meeting that such nominees and other matters are not properly before the meeting and shall not be considered. Notwithstanding the foregoing provisions of this Section 2.5, if the shareholder or a qualified representative of the shareholder does not appear at the annual or special meeting of shareholders of the Corporation to present any such nomination, or make any such proposal, such nomination or proposal shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

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2.6 Quorum. At all meetings of shareholders, a majority of the outstanding shares of the Corporation shall constitute a quorum for the transaction of business, and no resolution or business shall be transacted without the favorable vote of the holders of a majority of the shares represented at the meeting and entitled to vote, unless a higher vote is required by the Articles of Incorporation. A lesser number may adjourn from day to day, and shall announce the time and place to which the meeting is adjourned.

2.7 Proxies; Required Vote. At every meeting of the shareholders, including meetings of shareholders for the election of directors, any shareholder having the right to vote shall be entitled to vote in person or by proxy, but no proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period. Each shareholder shall have one vote for each share of stock having voting power, registered in his or her name on the books of the Corporation. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws.

2.8 Presiding Officer and Secretary. At every meeting of shareholders, the Chairman or the President, or, if such officers shall not be present, then the person appointed by one of them, shall preside. The Secretary or an Assistant Secretary, or if such officers shall not be present, the appointee of the presiding officer of the meeting, shall act as secretary of the meeting.

2.9 Shareholders’ List. The officer or agent having charge of the stock transfer books of the Corporation shall produce for inspection by any shareholder a complete alphabetical list of shareholders showing the address and share holdings of each shareholder. The shareholders’ list must be available for inspection by any shareholder, his or her agent, or his or her attorney during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held in person, then the list shall be produced and kept at the time and place of the meeting during the duration of the meeting and may be inspected by any shareholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any shareholder during the duration of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.10 Action in Lieu of Meeting. Any action required to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if one or more written consents, setting forth the date of signature and the action authorized and delivered to the Corporation for inclusion in the minutes or filing with the corporate records, shall be signed and dated by all the shareholders entitled to vote on such action or, if so provided in the Articles of Incorporation, by those persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote were present and voted. Such consents shall have the same effect as a unanimous vote of the shareholders at a special meeting called for considering the action authorized. The rights set forth in this Section shall be governed by and subject to the provisions of Section 14-2-704 of the Georgia Business Corporation Code, and no written consent shall be effective except upon compliance with the provisions of Section 14-2-704(b) of such code.

ARTICLE THREE

DIRECTORS

3.1 Management. Subject to these Bylaws, or any lawful agreement between the shareholders, the full and entire management of the affairs and business of the Corporation shall be vested in the Board of Directors, which shall have and may exercise all of the powers that may be exercised or performed by the Corporation.

3.2 Number of Directors. The Board of Directors shall consist of not less than five (5) nor more than twenty-five (25) members. The number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders by the affirmative vote of majority of all the shares entitled to vote in an election of directors; or by the Board of Directors by the affirmative vote of a majority of the directors then in office.

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3.3 Vacancies. The Board of Directors, even though less than a quorum, may fill any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors. Such appointment by the Board of Directors shall continue until the expiration of the term of the director whose place has become vacant or, in the case of an increase in the number of directors, until the next meeting of the shareholders.

3.4 Election of Directors. The directors shall be elected at each annual shareholders meeting and shall serve for a term of one year and until their successors are elected or qualified, or until their earlier death, resignation, or removal. Notwithstanding anything herein to the contrary, each holder of twenty-five percent (25%) or more of the outstanding shares of the Corporation entitled to vote in an election of directors shall have the right to elect a director; provided, however, this right shall expire upon the first to occur of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for each of the shares of the Corporation pursuant to the Securities Act of 1933, and (iii) the time immediately prior to when shares of the Corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers.

3.5 Removal. The shareholders may remove one or more directors at a meeting of the shareholders with respect to which notice of such purpose is given: with or without cause, upon the affirmative vote of the holders of a majority of the outstanding shares of the Corporation entitled to vote in an election of directors, except that a director elected pursuant to Section 3.4 by a holder of twenty-five percent (25%) or more of the outstanding shares of the Corporation entitled to vote in an election of directors may be removed without cause only by the affirmative vote of the shareholder who elected such director. For purposes of this Section, a director of the Corporation may be removed for cause if (i) the director has been convicted of a felony; (ii) any bank regulatory authority having jurisdiction over the Corporation requests or demands the removal; or (iii) at least two-thirds (2/3) of the directors of the Corporation then in office, excluding only the director who is subject to the vote regarding his or her removal, determine that such director’s continued service is not in the best interests of the Corporation. In the event a director elected pursuant to Section 3.4 by a holder of twenty-five percent (25%) or more of the outstanding shares of the Corporation is removed, the shareholder who elected such director shall have the sole right to replace the removed director with a director of his or her choice, if such shareholder would, at the time of replacement, still be entitled to elect a director pursuant to Section 3.4.

3.6 Resignation. Any director may resign at any time by delivering notice in writing or by electronic transmission to the Board of Directors or its chairperson or to the Corporation. A director who resigns may postpone the effectiveness of his or her resignation to a future date or upon the occurrence of a future event specified in a written tender of resignation. If no time of effectiveness is specified therein, a resignation shall be effective upon tender. A vacancy shall be deemed to exist at the time a resignation is tendered, and the Board of Directors or the shareholders may, then or thereafter, elect a successor to take office when the resignation by its terms becomes effective.

3.7 Compensation. Directors may be allowed such compensation for their services as directors as may from time to time be fixed by resolution of the Board of Directors.

3.8 Honorary and Advisory Directors. When a director of the Corporation retires under the retirement policies of the Corporation as established from time to time by the Board of Directors, such director automatically shall become an Honorary Director of the Corporation following his or her retirement. The Board of Directors of the Corporation also may appoint any individual an Honorary Director, Director Emeritus, or member of any advisory board established by the Board of Directors. Any individual automatically becoming an Honorary Director or appointed an Honorary Director, Director Emeritus, or member of an advisory board as provided by this Section 3.8 may be compensated as provided in Section 3.7, but such individual may not vote at any meeting of the Board of Directors or be counted in determining a quorum as provided in Section 5.5 and shall not have any responsibility or be subject to any liability imposed upon a director, or otherwise be deemed a director.

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ARTICLE FOUR

COMMITTEES

4.1 Executive Committee.

(a) The Board of Directors may, by resolution adopted by a majority of the entire Board of Directors, designate an Executive Committee consisting of one or more directors. Each Executive Committee member shall hold office until the first meeting of the Board of Directors after the annual meeting of shareholders and until the member’s successor is elected and qualified, or until the member’s death, resignation, or removal, or until the member shall cease to be a director.

(b) During the intervals between the meetings of the Board of Directors, the Executive Committee may exercise all the authority of the Board of Directors; provided, however, that the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (i) an amendment of the Articles of Incorporation or an adoption, amendment, or repeal of the Bylaws; (ii) an adoption of a plan of merger or consolidation; (iii) a sale, lease, exchange, or other disposition of all or substantially all the property and assets of the Corporation; (iv) a voluntary dissolution of the Corporation or the revocation of any such voluntary dissolution; (v) the determination of whether or not for cause exists under Section 3.5 (concerning the removal of directors) or the filling of vacancies on the Board of Directors or on any committees; (vi) an approval or proposal to the shareholders of an action that the Georgia Business Corporation Code requires to be approved by the shareholders; or (vii) the removal of any or all of the Officers of the Corporation.

(c) The Executive Committee shall meet from time to time on call of the Chairman of the Board of Directors or the President or of any two or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices or waivers of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings. It shall keep a record of its proceedings and shall report these proceedings to the Board of Directors at the meeting thereof held next after they have been taken, and all such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration.

(d) The Executive Committee shall act by majority vote of its members; provided, however, that contracts or transactions of and by the Corporation in which officers or directors of the Corporation are interested shall require the affirmative vote of a majority of the disinterested members of the Executive Committee at a meeting of the Executive Committee at which the material facts as to the interest and as to the contract or transaction are disclosed or known to the members of the Executive Committee prior to the vote.

(e) Members of the Executive Committee may participate in committee proceedings by means of conference telephone or similar communications equipment by means of which all persons participating in the proceedings can hear each other, and such participation shall constitute presence in person at such proceedings.

(f) The Board of Directors, by resolution adopted in accordance with paragraph (a) of this Section, may designate one or more directors as alternate members of the Executive Committee who may act in the place and stead of any absent member or members at any meeting of said committee.

4.2 Other Committees. The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may designate one or more additional committees, each committee to consist of one or more of the directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors. Such committees shall provide for their own rules of procedure, subject to the same restrictions thereon as provided above for the Executive Committee.

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4.3 Removal. The Board of Directors shall have power at any time to remove any member of any committee, with or without cause, to increase or decrease the number of members, and to fill vacancies in and to dissolve any such committee.

ARTICLE FIVE

MEETINGS OF THE BOARD OF DIRECTORS

5.1 Time and Place. Meetings of the Board of Directors may be held at any place either within or without the State of Georgia.

5.2 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, within or without the State of Georgia, as shall be determined by the Board of Directors from time to time.

5.3 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President on not less than one (1) day’s notice by mail, email, telegram, cablegram, personal delivery, or telephone to each director and shall be called by the Chairman of the Board of Directors or the President in like manner and on like notice on the written request of any two or more directors. Any such special meeting shall be held at such time and place, within or without the State of Georgia, as shall be stated in the notice of the meeting.

5.4 Content and Waiver of Notice. No notice of any meeting of the Board of Directors need state the purposes thereof, except as may be otherwise provided in the Articles of Incorporation or these Bylaws. Notice of any meeting may be waived in writing or by electronic transmission signed by the director before or after the meeting. Attendance in person at any such meeting shall constitute a waiver of notice thereof unless the director at the beginning of the meeting (or promptly upon his or her arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

5.5 Quorum; Participation by Telephone. At all meetings of the Board of Directors, the presence of a majority of the number of directors in office immediately prior to such meeting shall be necessary and sufficient to constitute a quorum for the transaction of business. Directors may participate in any meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such communications equipment shall constitute the presence in person at such meeting. Except as may be otherwise specifically provided by law, the Articles of Incorporation, or these Bylaws, all resolutions adopted and all business transacted by the Board of Directors shall require the affirmative vote of a majority of the directors present at the meeting. In the absence of a quorum, a majority of the directors present at any meeting may adjourn the meeting from time to time until a quorum is present. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

5.6 Action in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if one or more consents in writing or by electronic transmission describing the action taken are signed by all the members of the Board of Directors or of such committee, as the case may be, and such consents are filed with the minutes of the proceedings of the Board of Directors and upon compliance with any further requirements of law pertaining to such consents.

5.7 Interested Directors and Officers. An interested director or officer is one who is a party to a contract or transaction with the Corporation or who is an officer or director of, or has a financial interest in, another corporation, partnership, or association which is a party to a contract or transaction with the Corporation. Contracts and transactions between the Corporation and one or more interested directors or officers shall not be void or voidable solely because of the involvement or vote of such interested persons as long as (a) the contract or transaction is approved in good faith by the Board of Directors or the appropriate committee by the affirmative

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vote of a majority of disinterested directors, even if the disinterested directors be less than a quorum, at a meeting of the Board of Directors or the committee at which the material facts as to the interested person or persons and the contract or transaction are disclosed or known to the Board of Directors or the committee prior to the vote; or (b) the contract or transaction is approved in good faith by the shareholders after the material facts as to the interested person or persons and the contract or transaction have been disclosed to them; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, the committee, or the shareholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or the committee which authorizes the contract or transaction.

ARTICLE SIX

OFFICERS, AGENTS, AND EMPLOYEES

6.1 General Provisions. The officers of the Corporation shall be a President and a Secretary, and may include a Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Treasurer, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. The officers shall be elected by the Board of Directors at the first meeting of the Board of Directors after the annual meeting of the shareholders in each year or shall be appointed as provided in these Bylaws. The Board of Directors may elect other officers, agents, and employees, who shall have such authority and perform such duties as may be prescribed by the Board of Directors. All officers shall hold office until the meeting of the Board of Directors following the next annual meeting of the shareholders after their election or appointment and until their successors shall have been elected or appointed and shall have qualified. Any two or more offices may be held by the same person. Any officer, agent, or employee of the Corporation may be removed by the Board of Directors with or without cause. Removal shall be without prejudice to such person’s contract rights, if any, but the election or appointment of any person as an officer, agent, or employee of the Corporation shall not of itself create contract rights. Removal shall be without prejudice to the Corporation’s contract rights. The compensation of officers, agents, and employees elected by the Board of Directors shall be fixed by the Board of Directors or by a committee thereof, and this power may also be delegated to any officer, agent, or employee as to persons under his or her direction or control. The Board of Directors may require any officer, agent, or employee to give security for the faithful performance of his or her duties.

6.2 Powers and Duties of the Chairman of the Board of Directors, the Chief Executive Officer, the President, and the Chief Financial Officer. The powers and duties of the Chairman of the Board of Directors, the Chief Executive Officer, the President, and the Chief Financial Officer, subject to the supervision and control of the Board of Directors, shall be those usually appertaining to their respective offices and whatever other powers and duties are prescribed by these Bylaws or by the Board of Directors.

(a) The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and at all meetings of the shareholders. The Chairman of the Board shall perform such other duties as the Board of Directors may from time to time direct. The Vice-Chairman shall act as Chairman of the Board of Directors in the absence of the Chairman unless another director is elected Chairman.

(b) The Chief Executive Officer, unless otherwise provided by the Board of Directors, shall be the chief executive officer of the Corporation. The Chief Executive Officer shall have general charge of the business and affairs of the Corporation and shall keep the Board of Directors fully advised. The Chief Executive Officer shall employ and discharge employees and agents of the Corporation, except such as shall be elected by the Board of Directors, and he or she may delegate these powers. The Chief Executive Officer shall have such powers and perform such duties as generally pertain to the office of the Chief Executive Officer, as well as such further powers and duties as may be prescribed by the Board of Directors. The Chief Executive Officer may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders’ or other consents in respect thereof, and may in his or her discretion delegate such powers by executing proxies, or otherwise, on behalf of the Corporation. The Board of Directors, by resolution from time to time, may confer like powers upon any other person or persons.

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(c) The President, unless otherwise provided by the Board of Directors, shall have the duties of a chief operating officer of the Company, shall also have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may prescribe, and shall perform such other duties as may be prescribed by these Bylaws. In the absence or inability to act of the Chief Executive Officer, the President, unless the Board of Directors shall otherwise provide, shall perform all duties and may exercise any of the powers of the Chief Executive Officer. The performance of any such duty by the President shall be conclusive evidence of his or her power to act.

(d) The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director for a purpose reasonably related to his position as a director. The Chief Financial Officer shall render to the President and the Board of Directors, whenever they may request it, an account of the transactions of the Corporation and of the financial condition of the Corporation. The Chief Financial Officer shall have such other powers and perform such other duties as the Board of Directors shall designate or as may be provided by applicable law or elsewhere in these Bylaws.

6.3 Powers and Duties of Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors or the President may prescribe and shall perform such other duties as may be prescribed by these Bylaws. In the absence or inability to act of the Chief Executive Officer and the President, unless the Board of Directors shall otherwise provide, the Vice President who has served in that capacity for the longest time and who shall be present and able to act, shall perform all duties and may exercise any of the powers of the Chief Executive Officer. The performance of any such duty by any Vice President shall be conclusive evidence of his or her power to act.

6.4 Powers and Duties of the Secretary. The Secretary shall have charge of the minutes of all proceedings of the shareholders and of the Board of Directors and shall keep the minutes of all their meetings at which he or she is present. Except as otherwise provided by these Bylaws, the Secretary shall attend to the giving of all notices to shareholders and directors. The Secretary shall have charge of the seal of the Corporation, shall attend to its use on all documents the execution of which on behalf of the Corporation under its seal is duly authorized, and shall attest the same by his or her signature whenever required. The Secretary shall have charge of the record of shareholders of the Corporation, of all written requests by shareholders that notices be mailed to them at an address other than their addresses on the record of the shareholders, and of such other books and papers as the Board of Directors may direct. Subject to the control of the Board of Directors, the Secretary shall have all such powers and duties as generally are incident to the position of Secretary or as may be assigned to the Secretary by the President or the Board of Directors.

6.5 Powers and Duties of the Treasurer. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary, and shall deposit the same, to the credit of the Corporation, in such banks, trust companies, or other depositories as the Board of Directors may authorize. The Treasurer may endorse all commercial documents requiring endorsements for or on behalf of the Bank and may sign all receipts and vouchers for payment made to the Corporation. The Treasurer shall have all such powers and duties as generally are incident to the position of Treasurer or as may be assigned to the Treasurer by the President or by the Board of Directors.

6.6 Appointment, Powers, and Duties of Assistant Secretaries. Assistant Secretaries may be appointed by the President or elected by the Board of Directors. In the absence or inability of the Secretary to act, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall be conclusive evidence of the Assistant Secretary’s power to act. An Assistant Secretary shall also perform such other duties as the President, the Secretary or the Board of Directors may assign to him or her.

6.7 Appointment, Powers, and Duties of Assistant Treasurers. Assistant Treasurers may be appointed by the President or elected by the Board of Directors. In the absence or inability of the Treasurer to act, an Assistant

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Treasurer may perform all the duties and exercise all the powers of the Treasurer. The performance of any such duty shall be conclusive evidence of the Assistant Treasurer’s power to act. An Assistant Treasurer shall also perform such other duties as the President, the Treasurer or the Board of Directors may assign to him or her.

6.8 Delegation of Duties. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors (or in the case of Assistant Secretaries or Assistant Treasurers only, the President) may confer for the time being the powers and duties, or any of them, of such officer upon any other officer or elect or appoint any new officer to fill a vacancy created by death, resignation, retirement, or termination of any officer. In such latter event, such new officer shall serve until the next annual election of officers.

ARTICLE SEVEN

CAPITAL STOCK

7.1 Certificated and Uncertificated Shares

(a) The interest of each shareholder may but need not be evidenced by a certificate or certificates representing shares of the Corporation which shall be in such form as the Board of Directors may from time to time adopt and shall be numbered and entered into the books of the Corporation as they are issued. Each certificate representing shares shall set forth upon the face thereof the following:

(i) the name of the Corporation;

(ii) that the Corporation is organized under the laws of the State of Georgia;

(iii) the name or names of the person or persons to whom the certificate is issued;

(iv) the number and class of shares, and the designation of the series, if any, which the certificate represents; and

(v) if any shares represented by the certificates are nonvoting shares, a statement or notation to that effect; and, if the shares represented by the certificate are subordinate to shares of any other class or series with respect to dividends or amounts payable on liquidation, the certificate shall further set forth on either the face or the back thereof a clear and concise statement to that effect.

(b) Each certificate shall be signed, either manually or in facsimile, by the President or a Vice President and the Secretary or an Assistant Secretary and may be sealed with the seal of the Corporation or a facsimile thereof. If a certificate is countersigned by a transfer agent or registered by a registrar, other than the Corporation itself or an employee of the Corporation, the signature of any such officer of the Corporation may be a facsimile. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation, or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be delivered as though the person or persons who signed such certificate or certificates or whose facsimile signatures shall have been used thereon had not ceased to be such officer or officers.

(c) Unless the Corporation’s articles of incorporation provide otherwise, the Board of Directors may authorize the issue of some or all of the shares of the Corporation of any or all of its classes or series without certificates. Such authorization shall not affect shares already represented by certificates until they are surrendered to the Corporation.

(d) Within a reasonable time after the issue or transfer of shares without certificates, the Corporation shall send the shareholder then owning such shares a written statement of the information required to be placed on certificates by Section 7.1(a) of these Bylaws and applicable law.

7.2 Transfer of Shares. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate (or in the case of uncertificated shares, the owner of record), or by power of attorney

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lawfully constituted in writing (by such person or owner), and upon surrender of the certificate, or in the case of a certificate alleged to have been lost, stolen, or destroyed, upon compliance with the provisions of Section 7.7 of these Bylaws.

7.3 Record Dates. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date to be not more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken.

7.4 Registered Owner. The Corporation shall be entitled to treat the holder of record of any share of stock of the Corporation as the person entitled to vote such share, to receive any dividend or other distribution with respect to such share, and for all other purposes and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

7.5 Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent, a registrar, or both.

7.6 Lost Certificates. Any person claiming a certificate of stock to be lost, stolen, or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and, if the directors so require, shall give the Corporation a bond of indemnity in form and amount and with one or more sureties satisfactory to the Board of Directors, whereupon an appropriate new certificate may be issued in lieu of the certificate alleged to have been lost, stolen, or destroyed.

7.7 Fractional Shares or Scrip. The Corporation may, when and if authorized to do so by its Board of Directors, issue certificates for fractional shares or scrip in order to effect share transfers, share distributions, or reclassifications, mergers, consolidations, or reorganizations. Holders of fractional shares shall be entitled, in proportion to their fractional holdings, to exercise voting rights, receive dividends, and participate in any of the assets of the Corporation in the event of liquidation. Holders of scrip shall not, unless expressly authorized by the Board of Directors, be entitled to exercise any rights of a shareholder of the Corporation, including voting rights, dividend rights, or the right to participate in any assets of the Corporation in the event of liquidation. In lieu of issuing fractional shares or scrip, the Corporation may pay in cash the fair value of fractional interests as determined by the Board of Directors; and the Board of Directors may adopt resolutions regarding rights with respect to fractional shares or scrip as it may deem appropriate, including, without limitation, the right for persons entitled to receive fractional shares to sell such fractional shares or purchase such additional fractional shares as may be needed to acquire one full share, or sell such fractional shares or scrip for the account of such persons.

ARTICLE EIGHT

BOOKS AND RECORDS; SEAL; ANNUAL STATEMENTS

8.1 Inspection of Books and Records.

(a) Except as may be otherwise specifically provided by law, any person who shall be the holder of record of, or authorized in writing by the holders of record of, at least two percent (2%) of the outstanding shares of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine in person or by agent or attorney, at any reasonable time or times, for any proper purpose, the books and records of account, minutes, and record of shareholders and to make extracts therefrom.

(b) A shareholder may inspect and copy the records described in the immediately preceding paragraph only if (i) his or her demand is made in good faith and for a proper purpose that is reasonably relevant to his

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or her legitimate interest as a shareholder; (ii) the shareholder describes with reasonable particularity his or her purpose and the records he or she desires to inspect; (iii) the records are directly connected with the stated purpose; and (iv) the records are to be used only for that purpose.

(c) If the Secretary or a majority of the members of the Board of Directors or Executive Committee find that the request is proper, the Secretary shall promptly notify the shareholder of the time and place at which the inspection may be conducted.

(d) If said request is found by the Secretary, the Board of Directors, or the Executive Committee to be improper, the Secretary shall so notify the requesting shareholder on or prior to the date on which the shareholder requested to conduct the inspection. The Secretary shall specify in said notice the basis for the rejection of the shareholder’s request.

(e) The Secretary, Board of Directors, and the Executive Committee shall at all times be entitled to rely on the corporate records in making any determination hereunder.

8.2 Seal. The Corporate seal shall be in such form as the Board of Directors may from time to time determine. In the event it is inconvenient to use such a seal at any time, the signature of the Corporation followed by the word “Seal” enclosed in parentheses or scroll shall be deemed the seal of the Corporation.

8.3 Annual Statements. Not later than four (4) months after the close of each fiscal year, and in any case prior to the next annual meeting of shareholders, the Corporation shall prepare:

(a) A balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year; and

(b) A profit and loss statement showing the results of its operations during its fiscal year. Upon written request, the Corporation promptly shall mail to any shareholder of record a copy of its most recent balance sheet and profit and loss statement.

ARTICLE NINE

INDEMNIFICATION

9.1 Authority to Indemnify. The Corporation shall indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director, officer, employee, or agent of the Corporation (or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise) for reasonable expenses, judgments, fines, penalties, and amounts paid in settlement (including attorneys’ fees), incurred in connection with the proceeding if the individual conducted himself or herself in good faith and reasonably believed that such conduct was (a) in the case of conduct in his or her official capacity, in the best interests of the Corporation, (b) in all other cases, at least not opposed to the best interests of the Corporation, and (c) in the case of any criminal proceeding, he or she had no reasonable cause to believe such conduct was unlawful. The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director, officer, employee, or agent did not meet the standard of conduct set forth above. Indemnification permitted under this Section in connection with a proceeding by, or in the right of, the Corporation is limited to reasonable expenses incurred in connection with the proceeding if it is determined that the director, officer, employee, or agent has met the relevant standard of conduct under this Section.

9.2 Mandatory Indemnification. To the extent that a director, officer, employee, or agent of the Corporation has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party, or in defense of any claim, issue, or matter therein, because he or she is or was a director, officer, employee, or agent of the Corporation, the Corporation shall indemnify the director, employee, or agent against reasonable expenses incurred by him or her in connection therewith.

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9.3 Advance for Expenses. The Corporation shall pay for or reimburse the reasonable expenses incurred by a director, officer, employee, or agent of the Corporation who is a party to a proceeding in advance of final disposition of the proceeding if (a) he or she furnishes the Corporation written affirmation of his or her good faith belief that he or she has met the standard of conduct set forth in Section 9.1 of this Article, and (b) he or she furnishes the Corporation a written undertaking, executed personally or on his or her behalf, to repay any advance if it is ultimately determined that he or she is not entitled to indemnification. The undertaking required by this Section must be an unlimited general obligation, but need not be secured and may be accepted without reference to financial ability to make repayment.

9.4 Court-ordered Indemnification and Advances for Expenses. A director, officer, employee, or agent of the Corporation who is a party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction.

9.5 Determination of Indemnification. Except as provided in Section 9.2 and except as may be ordered by the court, the Corporation may not indemnify a director, officer, employee, or agent under Section 9.1 unless authorized thereunder and a determination has been made in the specific case that indemnification of the director, officer, employee, or agent is permissible in the circumstances because he or she has met the standard of conduct set forth in Section 9.1. The determination shall be made:

(a) If there are two or more disinterested directors, by the Board of Directors by a majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote;

(b) By special legal counsel:

(i) Selected in the manner prescribed in paragraph (a) of this Section; or

(ii) If there are fewer than two disinterested directors, selected by the Board of Directors (in which selection directors who do not qualify as disinterested directors may participate); or

(c) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

9.6 Authorization of Indemnification. Authorization of indemnification or an obligation to indemnify and evaluation as to the reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under paragraph (b) of Section 9.5 to select counsel.

9.7 Other Rights. The indemnification and advancement of expenses provided by or granted pursuant to this Article shall not be deemed exclusive of any other rights, in respect of indemnification or otherwise, to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, resolution, agreement, or contract, either specifically or in general terms, approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon, taken at a meeting the notice of which specified that such bylaw, resolution, or agreement would be placed before the shareholders, both as to action by a director, trustee, officer, employee, or agent in his or her official capacity and as to action in another capacity while holding such office or position; except that no such other rights, in respect to indemnification or otherwise, may be provided or granted to a director, trustee, officer, employee, or agent pursuant to this Section 9.7 by the Corporation for liability for (a) any appropriation, in violation of his or her duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with illegal or unauthorized distributions of corporate assets, whether as dividends or in liquidation of the Corporation or otherwise; or (d) any transaction from which he or she received an improper material tangible personal benefit. Neither the amendment or repeal of this Article nor the adoption of any provision to these Bylaws inconsistent with this Article shall eliminate or adversely affect any right or protection of any director, officer, employee, or agent of the Corporation existing immediately prior to such amendment or repeal or adoption.

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9.8 Insurance. The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership joint venture, trust, employee benefit plan, or other entity against liability asserted against or incurred by him or her in that capacity or arising from his or her status as a director, officer, employee, or agent whether or not the Corporation would have power to indemnify him or her against the same liability under this Article.

9.9 Continuation of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE TEN

NOTICES; WAIVERS OF NOTICE

10.1 Notices. Except as otherwise specifically provided in these Bylaws, whenever under the provision of these Bylaws notice is required to be given to any shareholder, director, or officer, it shall not be construed to mean personal notice, but such notice may be given by personal notice, by email, telegram, or cablegram, or by mail in the latter case by depositing the same in the post office or letter box in a postage prepaid sealed wrapper, addressed to such shareholder, director, or officer at such address as appears on the books of the Corporation, and such notice shall be deemed to be given at the time when the same shall be thus sent or mailed.

10.2 Waivers of Notice. Except as otherwise provided in these Bylaws, when any notice is required to be given by law, by the Articles of Incorporation, or by these Bylaws, a waiver thereof in writing or by electronic transmission, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. In the case of a shareholder, such waiver of notice may be signed by the shareholder’s attorney or proxy duly appointed in writing.

ARTICLE ELEVEN

EMERGENCY POWERS

11.1 Bylaws. The Board of Directors may adopt emergency bylaws, subject to repeal or change by action of the shareholders, which shall, notwithstanding any provision of law, the Articles of Incorporation, or these Bylaws, be operative during any emergency in the conduct of the business of the Corporation resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of its Board of Directors or its shareholders, or during any nuclear or atomic disaster, or during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors or a standing committee thereof cannot readily be convened for action. The emergency bylaws may make any provision that may be practical and necessary for the circumstances of the emergency.

11.2 Lines of Succession. The Board of Directors, either before or during any such emergency, may provide, and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the Corporation shall for any reason be rendered incapable of discharging their duties.

11.3 Head Office. The Board of Directors, either before or during any such emergency, may (effective during the emergency) change the head office or designate several alternative head offices or regional offices, or authorize the officers to do so.

11.4 Period of Effectiveness. To the extent not inconsistent with any emergency bylaws so adopted, these Bylaws shall remain in effect during any such emergency and upon its termination, the emergency bylaws shall cease to be operative.

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11.5 Notices. Unless otherwise provided in emergency bylaws, notice of any meeting of the Board of Directors during any such emergency may be given only to such of the directors as it may be feasible to reach at the time, and by such means as may be feasible at the time, including publication, radio, or television.

11.6 Officers as Directors Pro Tempore. To the extent required to constitute a quorum at any meeting of the Board of Directors during any such emergency, the officers of the Corporation who are present shall, unless otherwise provided in emergency bylaws, be deemed, in order of rank and within the same rank in order of seniority, directors for such meeting.

11.7 Liability of Officers, Directors, and Agents. No officer, director, agent, or employee acting in accordance with any emergency bylaw shall be liable except for willful misconduct. No officer, director, agent, or employee shall be liable for any action taken by him or her in good faith in such an emergency in furtherance of the ordinary business affairs of the Corporation even though not authorized by the bylaws then in effect.

ARTICLE TWELVE

CHECKS, NOTES, DRAFTS, ETC.

Checks, notes, drafts, acceptances, bills of exchange, and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors by resolution shall from time to time designate.

ARTICLE THIRTEEN

AMENDMENTS

The Bylaws of the Corporation may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that, if such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the Bylaws shall be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted, or altered by them may not be repealed, amended, adopted, or altered by the Board of Directors. Except as otherwise provided in the Articles of Incorporation or these Bylaws, action by the shareholders with respect to these Bylaws shall be taken by an affirmative vote of a majority of the shares entitled to vote thereon, and action by the Board of Directors with respect to these Bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

[signature page follows]

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THIS IS TO CERTIFY that the above Amended and Restated Bylaws of ATLANTIC CAPITAL BANCSHARES, INC. were duly adopted by the Board of Directors of the Corporation effective as of the      day of May, 2015.

, Secretary

(CORPORATE SEAL)

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EXHIBIT D

FORM OF DIRECTOR SUPPORT AGREEMENT

This Support Agreement (the “Agreement”), dated as of March [●], 2015, is made by and between [●] (the “Shareholder”) and [Atlantic Capital Bancshares, Inc., a Georgia corporation (“Atlantic Capital”) / First Security Group, Inc., a Tennessee corporation (“FSGI”)]. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

RECITALS

A. Pursuant to that certain Agreement and Plan of Merger dated as of March [●], 2015 (the “Merger Agreement”) by and between [Atlantic Capital Bancshares, Inc., a Georgia corporation / First Security Group, Inc., a Tennessee corporation] the (“Company”), and [Atlantic Capital / FSGI], the Company and [Atlantic Capital / FSGI] have agreed, subject to the terms and conditions of the Merger Agreement, to effect a transaction whereby FSGI will merge with and into Atlantic Capital with Atlantic Capital as the surviving entity (the “Merger”).

B. The Shareholder is a member of the board of directors of the Company and the Beneficial Owner of [            ] shares of capital stock, par value $[1.00 / 0.01] per share (“Common Stock”), of the Company (such shares of Common Stock, together with any other shares of Common Stock acquired by the Shareholder by stock dividend or stock split or similar event after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Covered Shares”).

C. As a condition for [Atlantic Capital / FSGI] to consummate the Merger and the other transactions contemplated by the Merger Agreement, [Atlantic Capital / FSGI] has requested that the Shareholder enter into this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Representations and Warranties. The Shareholder hereby represents and warrants to [Atlantic Capital / FSGI] as follows:

(a) Execution and Delivery; Enforceability. The Shareholder has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The Shareholder has duly executed and delivered this Agreement and, assuming its due authorization, execution and delivery by [Atlantic Capital / FSGI], this Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms. The execution and delivery by the Shareholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon the Covered Shares under, any provision of any agreement to which the Shareholder is a party or by which the Covered Shares are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any law or judicial, regulatory or other administrative order or decree applicable to the Shareholder or the Covered Shares. No consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Shareholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(b) Covered Shares. The Shareholder is the record or Beneficial Owner of and has good and marketable title to, the Covered Shares free and clear of all Liens. The Shareholder does not Beneficially Own, or own of record,

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any equity securities of the Company other than the Covered Shares and no Affiliate of the Shareholder Beneficially Owns, or owns of record, any equity securities of the Company. The Shareholder has the sole right to vote the Covered Shares, and none of the Covered Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Covered Shares, except as contemplated by this Agreement. The Shareholder has not appointed or granted any proxy or similar agreement inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Covered Shares.

As used in this Agreement, “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. As used in this Agreement, “Beneficial Owner” means, with respect to any security, any Person who, directly or indirectly, through any agreement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. For purposes of this Agreement, a Person shall be deemed to be the Beneficial Owner of any securities Beneficially Owned by its Affiliates or any group of which such Person or any such Affiliate is or becomes a member. The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Ownership” shall have correlative meanings to “Beneficial Owner”.

Section 2. Voting Covenants. The Shareholder covenants and agrees as follows:

(a) At any meeting of the stockholders of the Company called to seek the [FSGI / Atlantic Capital] Shareholder Approval (the “Shareholder Approval”) or in any other circumstances upon which a vote, consent or other approval (including by written consent) for the purpose of approving the Merger Agreement or any of the transactions contemplated thereby, including the Merger [and the amendment to the Atlantic Capital articles of incorporation], and any actions that would reasonably be considered to be in furtherance thereof, is sought (collectively, the “Covered Actions”), the Shareholder shall, (i) if a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote (or cause to be voted) the Covered Shares, as applicable, in favor of the Covered Actions. The Shareholder represents that any proxies heretofore given in respect of the Covered Shares that may still be in effect are not irrevocable, and such proxies are hereby revoked.

(b) At any meeting of the stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Covered Shares against (i) any transaction, consolidation, combination, sale of substantial assets, merger, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby, including the Merger), (ii) any Takeover Proposal (including any Superior Proposal) with respect to the Company, and (iii) any other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the transactions contemplated thereby, including the Merger, or change in any manner the voting rights of any class of capital stock of the Company. The Shareholder shall not commit or agree to take any action inconsistent with the foregoing.

(c) Other than pursuant to this Agreement, the Shareholder shall not (i) sell, transfer, pledge, hypothecate, assign or otherwise dispose of (including by gift), hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, or propose to Transfer, any Covered Shares to any Person, (ii) enter into, or propose to enter into, any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Covered Shares, (iii) take any action that would make any representation or warranty of the Shareholder herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing its obligations hereunder or (iv) commit or agree to take any of the foregoing actions in clauses (i), (ii) or (iii). This Section 2(c) shall not prohibit a Transfer to any member of Shareholder’s immediate family, or

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to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder; provided that, as a precondition to such Transfer, [(x)] the transferee agrees in writing, reasonably satisfactory in form and substance to [Atlantic Capital / FSGI], to be bound by all terms of this Agreement, and (y) such Transfer, in the reasonable opinion of [Atlantic Capital / FSGI], shall not require [Atlantic Capital / FSGI] to amend any filings or disclosures that it has made pursuant to the Exchange Act, the Securities Act, or any other law, rule or regulation applicable to [Atlantic Capital / FSGI].

(d) The Shareholder shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly, take any action to: (i) solicit, initiate, propose, encourage, facilitate or induce any inquiries, discussions, proposals, indications of interest, submissions or announcements of, any Company Takeover Proposal, or take any other action to encourage, facilitate or assist any inquiries or discussions, or the making of any proposal, indication of interest, submission or announcement, in each case, that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any Acquisition Agreement, (iii) participate or engage in any discussions or negotiations regarding any Company Takeover Proposal, (iv) furnish to any Person (other than [Atlantic Capital / FSGI], or any Representative of [Atlantic Capital / FSGI]) any non-public information relating to the Company or any of the Company Subsidiaries, or afford to any Person (other than [Atlantic Capital / FSGI] and any Representative of [Atlantic Capital / FSGI]) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company, any Company Subsidiary, or the Shareholder (to the extent related to the Company or any Company Subsidiary), in any such case, which could reasonably be expected to induce the making, proposal, submission or announcement of, or could reasonably be expected to initiate, encourage, facilitate or assist, a Takeover Proposal with respect to the Company or any inquiries or discussions, or the making of any proposal, indication of interest, submission or announcement, in any such case, which could reasonably be expected to lead to a Takeover Proposal with respect to the Company, or (v) otherwise take any action with the primary purpose of facilitating an effort or attempt by any Person to make such a Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Shareholder shall be deemed to be a breach of this Section 2(d) by the Shareholder. Each Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing discussions, conversations, negotiations and other communications with any Person (other than [Atlantic Capital / FSGI] and its affiliates) conducted heretofore with respect to, or that could reasonably be expected to lead to, a Takeover Proposal with respect to the Company.

(e) The Shareholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement or any of the transactions contemplated hereby or thereby (including the Merger), without the prior written consent of [Atlantic Capital / FSGI] (which consent may not be unreasonably withheld), provided, however, that nothing in this Agreement shall prohibit the Shareholder from engaging in non-public communication with any person to the extent such communication does not involve the transmission of material non-public information relating to the Merger Agreement or any of the transactions contemplated thereby.

(f) This Section 2 shall apply to Shareholder solely in his capacity as a stockholder of the Company, and nothing in this Agreement shall in any way restrict or limit the Shareholder or any of its Representatives, employees or Affiliates who are directors or officers of the Company from taking (or omitting to take) any action in such Person’s capacity as a director or officer of the Company, including in exercising rights under the Merger Agreement, or pursuant to such Person’s fiduciary duties under applicable law as a director or officer of the Company, as determined by such Person in good faith; and no such action or omission shall be deemed a breach of this Agreement.

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Section 3. Restrictive Covenants.

(a) From the date of this Agreement to a period of one year after the Closing Date, the Shareholder agrees that he will not, directly or indirectly, for any reason, for his own account, or on behalf of, or together with or through, any other Person:

(i) serve as a director of any Person providing products or services that are competitive with those provided by the Company, [Atlantic Capital / FSGI], the Surviving Corporation or any of their respective Subsidiaries, including without limitation FSGBank or its successor in interest (collectively, the “Corporate Group”), within a radius of twenty (20) miles from each office maintained by any member of the Corporate Group as of the Closing Date;

(ii) solicit, or attempt to solicit, any customer or employee of any member of the Corporate Group who is a customer or employee of any member of the Corporate Group on the Closing Date, for the benefit of any Person providing products or services that are competitive with those provided by any member of the Corporate Group; and

(iii) publish or communicate in any public forum any comments or statements (whether written or oral) that denigrate or disparage, or are detrimental to, the reputation of any member of the Corporate Group or any of its businesses or any of its employees, directors or officers.

(b) Confidential Information. The Shareholder hereby agrees that for a period of one year from the date that such Shareholder ceases to be a director of a member of the Corporate Group, the Shareholder shall (i) keep strictly confidential and not disclose to any Person not employed by any member of the Corporate Group any Confidential Information of the Corporate Group; and (ii) not use personally or for any other Person any Confidential Information, provided, that nothing herein shall preclude the Shareholder from: (x) the use or disclosure of information known generally to the public (other than information known generally to the public as a result of the Shareholder’s violation of this section) or (y) any disclosure required by law or court order so long as the Shareholder provides the Corporate Group prompt advance written notice of any potential disclosure under this subsection. As used herein, the term “Confidential Information” means all information not generally known or available in the marketplace that was furnished to, obtained by or created by the Shareholder in his capacity as a director or officer of any member of the Corporate Group. Confidential Information includes, by way of illustration, such information relating to: (i) any member of the Corporate Group’s customers, including customer lists, contact information, contractual terms and information regarding products or services provided to such customer; (ii) any member of the Corporate Group’s finances, including nonpublic financial statements, balance sheets, sales data, forecasts and cost analyses; (iii) any member of the Corporate Group’s plans and projections related to growth, new products and services, and potential sales/acquisitions; and (iv) any member of the Corporate Group’s pricing and fee strategies, operating processes, legal affairs, lending and credit information, commission structure, personnel matters, loan portfolios, contracts, services, products and operating results.

(c) Although the parties have, in good faith, used their best efforts to make the provisions of this Section 3 reasonable in terms of geographic area, duration and scope of restricted activities in light of the Corporate Group’s business activities, and it is not anticipated, nor is it intended, by any party hereto that a court of competent jurisdiction would find it necessary to reform the provisions hereof to make them reasonable in terms of geographic area, duration or otherwise, the parties understand and agree that if a court of competent jurisdiction determines it necessary to reform the scope of this Section 3 or any part thereof in order to make it binding and enforceable, such provision shall be considered divisible in all respects and such lesser scope as any such court shall determine to be reasonable shall be effective, binding and enforceable.

(d) Because of the difficulty in measuring economic losses that may be incurred by the Corporate Group as a result of any breach by the Shareholder of any of the covenants contained in this Section 3, and because of the immediate and irreparable damage that would be caused for which the Corporate Group would have no other adequate remedy, the Shareholder agrees that any member of the Corporate Group may enforce the provisions of this Section 3, by any applicable equitable or legal means, including by injunction or restraining order against the Shareholder if the Shareholder breaches or threatens to breach any provisions of this Section 3.

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Section 4. Reserved.

Section 5. Termination. This Agreement shall terminate upon the earliest of (a) the Closing Date, (b) the termination of the Merger Agreement in accordance with its terms, (c) the date of any material modification, waiver or amendment of the Merger Agreement entered into without Shareholder’s consent, and (d) March [●], 2016; provided, that any termination of this Agreement shall not affect the liability of any party for breach of any provision of this Agreement prior to such termination, and, provided, further, that the rights and obligations of the parties pursuant to Sections 3, and 7 hereof shall survive the termination of this Agreement if the Merger is consummated pursuant to the terms and conditions of the Merger Agreement.

Section 6. Additional Matters. The Shareholder and [Atlantic Capital / FSGI] shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the other party may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 7. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given in accordance with Section 9.4 of the Merger Agreement to [Atlantic Capital / FSGI] and the Shareholder at his address set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any stockholder, employee, director, officer or other Person other than the parties hereto any rights or remedies.

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(g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of [Georgia / Tennessee / New York] (without giving effect to choice of law principles that would result in the application of the laws of another jurisdiction).

(h) Jurisdiction; Venue. The parties hereto hereby (a) submit to the exclusive personal jurisdiction of the [federal or state courts located in the State of [Georgia / Tennessee]][ courts of the State of New York and the United States, in each case located in the City of New York,] in the event any dispute arises out of this Agreement or any transaction contemplated hereby, for the purpose of any action or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement may not be enforced in or by any such courts.

(i) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7(i).

(j) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other party; provided, that [Atlantic Capital / FSGI] may assign this Agreement to any of its Affiliates. Any purported assignment in contravention of the foregoing shall be void. Subject to the terms of this Section 7(j), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(k) Enforcement. The parties agree that irreparable injury would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents (in addition to any other remedy that may be available to the non-breaching party whether in law or equity) to: (1) any decree or order of specific performance to enforce the observance and performance of such covenant or obligation, or (2) any injunction restraining such breach or threatened breach, in each case, without requiring proof of actual damages and without any requirement to obtain, furnish or post any bond or similar instrument. The parties further agree that no other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to such first party obtaining any remedy referred to in this Section 7(k), and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have executed this Support Agreement as of the date first written above.

SHAREHOLDER:

Address:

[ATLANTIC CAPITAL BANCSHARES, INC. / FIRST SECURITY GROUP, INC.]

Name:
Title:

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EXHIBIT E

FORM OF SHAREHOLDER SUPPORT AGREEMENT

This Support Agreement (the “Agreement”), dated as of March [●], 2015, is made by and between [●] (the “Shareholder”) and [Atlantic Capital Bancshares, Inc., a Georgia corporation (“Atlantic Capital”) / First Security Group, Inc., a Tennessee corporation (“FSGI”)]. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

RECITALS

A. Pursuant to that certain Agreement and Plan of Merger dated as of March [●], 2015 (the “Merger Agreement”) by and between [Atlantic Capital Bancshares, Inc., a Georgia corporation / First Security Group, Inc., a Tennessee corporation] the (“Company”), and [Atlantic Capital / FSGI], the Company and [Atlantic Capital / FSGI] have agreed, subject to the terms and conditions of the Merger Agreement, to effect a transaction whereby FSGI will merge with and into Atlantic Capital with Atlantic Capital as the surviving entity (the “Merger”).

B. The Shareholder is the Beneficial Owner of [            ] shares of capital stock, par value $[1.00 / 0.01] per share (“Common Stock”), of the Company (such shares of Common Stock, together with any other shares of Common Stock acquired by the Shareholder by stock dividend or stock split or similar event after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Covered Shares”).

C. As a condition for [Atlantic Capital / FSGI] to consummate the Merger and the other transactions contemplated by the Merger Agreement, [Atlantic Capital / FSGI] has requested that the Shareholder enter into this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Representations and Warranties. The Shareholder hereby represents and warrants to [Atlantic Capital / FSGI] as follows:

(a) Execution and Delivery; Enforceability. The Shareholder has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Shareholder of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder. The Shareholder has duly executed and delivered this Agreement and, assuming its due authorization, execution and delivery by [Atlantic Capital / FSGI], this Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms. The execution and delivery by the Shareholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon the Covered Shares under, any provision of any agreement (including any organizational document of the Shareholder) to which the Shareholder is a party or by which the Covered Shares are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any law or judicial, regulatory or other administrative order or decree applicable to the Shareholder or the Covered Shares. No consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Shareholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(b) Covered Shares. The Shareholder is the record or Beneficial Owner of and has good and marketable title to, the Covered Shares free and clear of all Liens. The Shareholder does not Beneficially Own, or own of record,

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any equity securities of the Company other than the Covered Shares and no Affiliate of the Shareholder Beneficially Owns, or owns of record, any equity securities of the Company. The Shareholder has the sole right to vote the Covered Shares, and none of the Covered Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Covered Shares, except as contemplated by this Agreement. The Shareholder has not appointed or granted any proxy or similar agreement inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Covered Shares.

As used in this Agreement, “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. As used in this Agreement, “Beneficial Owner” means, with respect to any security, any Person who, directly or indirectly, through any agreement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. For purposes of this Agreement, a Person shall be deemed to be the Beneficial Owner of any securities Beneficially Owned by its Affiliates or any group of which such Person or any such Affiliate is or becomes a member. The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Ownership” shall have correlative meanings to “Beneficial Owner”.

Section 2. Voting Covenants. The Shareholder covenants and agrees as follows:

(a) At any meeting of the stockholders of the Company called to seek the [FSGI / Atlantic Capital] Shareholder Approval (the “Shareholder Approval”) or in any other circumstances upon which a vote, consent or other approval (including by written consent) for the purpose of approving the Merger Agreement or any of the transactions contemplated thereby, including the Merger [and the amendment to the Atlantic Capital articles of incorporation], and any actions that would reasonably be considered to be in furtherance thereof, is sought (collectively, the “Covered Actions”), the Shareholder shall, (i) if a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote (or cause to be voted) the Covered Shares, as applicable, in favor of the Covered Actions. The Shareholder represents that any proxies heretofore given in respect of the Covered Shares that may still be in effect are not irrevocable, and such proxies are hereby revoked.

(b) At any meeting of the stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Covered Shares against (i) any transaction, consolidation, combination, sale of substantial assets, merger, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby, including the Merger), (ii) any Takeover Proposal (including any Superior Proposal) with respect to the Company, and (iii) any other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the transactions contemplated thereby, including the Merger, or change in any manner the voting rights of any class of capital stock of the Company. The Shareholder shall not commit or agree to take any action inconsistent with the foregoing.

(c) Other than pursuant to this Agreement, the Shareholder shall not (i) sell, transfer, pledge, hypothecate, assign or otherwise dispose of (including by gift), hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, or propose to Transfer, any Covered Shares to any Person, (ii) enter into, or propose to enter into, any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Covered Shares, (iii) take any action that would make any representation or warranty of the Shareholder herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing its obligations hereunder or (iv) commit or agree to take any of the foregoing actions in clauses (i), (ii) or (iii). This Section 2(d) shall not prohibit a Transfer to an Affiliate of the Shareholder, provided that, as a

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precondition to such Transfer, [(x)] the transferee agrees in writing, reasonably satisfactory in form and substance to [Atlantic Capital / FSGI], to be bound by all terms of this Agreement, and (y) such Transfer, in the reasonable opinion of [Atlantic Capital / FSGI], shall not require [Atlantic Capital / FSGI] to amend any filings or disclosures that it has made pursuant to the Exchange Act, the Securities Act, or any other law, rule or regulation applicable to [Atlantic Capital / FSGI].

(d) The Shareholder shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly, take any action to: (i) solicit, initiate, propose, encourage, facilitate or induce any inquiries, discussions, proposals, indications of interest, submissions or announcements of, any Company Takeover Proposal, or take any other action to encourage, facilitate or assist any inquiries or discussions, or the making of any proposal, indication of interest, submission or announcement, in each case, that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any Acquisition Agreement, (iii) participate or engage in any discussions or negotiations regarding any Company Takeover Proposal, (iv) furnish to any Person (other than [Atlantic Capital / FSGI], or any Representative of [Atlantic Capital / FSGI]) any non-public information relating to the Company or any of the Company Subsidiaries, or afford to any Person (other than [Atlantic Capital / FSGI] and any Representative of [Atlantic Capital / FSGI]) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company, any Company Subsidiary, or the Shareholder (to the extent related to the Company or any Company Subsidiary), in any such case, which could reasonably be expected to induce the making, proposal, submission or announcement of, or could reasonably be expected to initiate, encourage, facilitate or assist, a Takeover Proposal with respect to the Company or any inquiries or discussions, or the making of any proposal, indication of interest, submission or announcement, in any such case, which could reasonably be expected to lead to a Takeover Proposal with respect to the Company, or (v) otherwise take any action with the primary purpose of facilitating an effort or attempt by any Person to make such a Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Shareholder shall be deemed to be a breach of this Section 2(e) by the Shareholder. Each Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing discussions, conversations, negotiations and other communications with any Person (other than [Atlantic Capital / FSGI] and its Affiliates) conducted heretofore with respect to, or that could reasonably be expected to lead to, a Takeover Proposal with respect to the Company.

(e) The Shareholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement or any of the transactions contemplated hereby or thereby (including the Merger), without the prior written consent of [Atlantic Capital / FSGI] (which consent may not be unreasonably withheld), provided, however, that nothing in this Agreement shall prohibit the Shareholder from engaging in non-public communication with any person to the extent such communication does not involve the transmission of material non-public information relating to the Merger Agreement or any of the transactions contemplated thereby.

(f) This Section 2 shall apply to Shareholder solely in its capacity as a stockholder of the Company, and nothing in this Agreement shall in any way restrict or limit the Shareholder or any of its Representatives, employees or Affiliates who are directors or officers of the Company from taking (or omitting to take) any action in such Person’s capacity as a director or officer of the Company, including in exercising rights under the Merger Agreement, or pursuant to such Person’s fiduciary duties under applicable law as a director or officer of the Company, as determined by such Person in good faith; and no such action or omission shall be deemed a breach of this Agreement.

Section 3. Reserved.

Section 4. Reserved.

Section 5. Termination. This Agreement shall terminate upon the earliest of (a) the Closing Date, (b) the termination of the Merger Agreement in accordance with its terms, (c) the date of any material

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modification, waiver or amendment of the Merger Agreement entered into without Shareholder’s consent, and (d) March [●], 2016; provided, that any termination of this Agreement shall not affect the liability of any party for breach of any provision of this Agreement prior to such termination.

Section 6. Additional Matters. The Shareholder and [Atlantic Capital / FSGI] shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the other party may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 7. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given in accordance with Section 9.4 of the Merger Agreement to [Atlantic Capital / FSGI] and the Shareholder at the address set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any stockholder, employee, director, officer or other Person other than the parties hereto any rights or remedies.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to choice of law principles that would result in the application of the laws of another jurisdiction).

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(h) Jurisdiction; Venue. The parties hereto hereby (a) submit to the exclusive personal jurisdiction of the courts of the State of New York and the United States, in each case located in the City of New York, in the event any dispute arises out of this Agreement or any transaction contemplated hereby, for the purpose of any action or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement may not be enforced in or by any such courts.

(i) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7(i).

(j) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other party; provided, that [Atlantic Capital / FSGI] may assign this Agreement to any of its Affiliates. Any purported assignment in contravention of the foregoing shall be void. Subject to the terms of this Section 7(j), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(k) Enforcement. The parties agree that irreparable injury would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents (in addition to any other remedy that may be available to the non-breaching party whether in law or equity) to: (1) any decree or order of specific performance to enforce the observance and performance of such covenant or obligation, or (2) any injunction restraining such breach or threatened breach, in each case, without requiring proof of actual damages and without any requirement to obtain, furnish or post any bond or similar instrument. The parties further agree that no other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to such first party obtaining any remedy referred to in this Section 7(k), and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have executed this Support Agreement as of the date first written above.

SHAREHOLDER:

By:
Name:
Title:

Address:

[ATLANTIC CAPITAL BANCSHARES, INC. / FIRST SECURITY GROUP, INC.]

By:
Name:
Title:

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FIRST AMENDMENT TO THE

AGREEMENT AND PLAN OF MERGER

This First Amendment to the Agreement and Plan of Merger dated as of June 8, 2015 (the “Amendment”) is entered into by and between Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and First Security Group, Inc. (“FSGI”).

RECITALS

WHEREAS, Atlantic Capital and FSGI have entered into that certain Agreement and Plan of Merger dated as of March 25, 2015 (the “Agreement”) providing for, among other things, the merger of FSGI with and into Atlantic Capital, with Atlantic Capital as the surviving corporation;

WHEREAS, Atlantic Capital and FSGI desire to amend the Agreement to adjust the mix of cash and stock consideration by replacing the Cash Election Threshold with a range of minimum and maximum shares of FSGI stock to be exchanged for cash in the Merger;

WHEREAS, each party to a Support Agreement in favor of the Merger and each other party to the Stone Point Securities Purchase Agreement have consented to this Amendment;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Atlantic Capital and FSGI hereto agree as follows:

1. Amendment of Section 1.4(e)(ii). Parts (A) and (B) of Section 1.4(e)(ii) of the Agreement are deleted in their entirety and replaced with the following:

“(A) Cash Consideration Undersubscribed. If the number of Cash Election Shares is less than 20,041,578 (the “Cash Election Minimum Threshold”), then, at the Effective Time:

(I) each Cash Election Share will be converted into the right to receive the Per Share Cash Consideration;

(II) No-Election Shares shall be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares equal the Cash Election Minimum Threshold. If less than all of the No-Election Shares are so required to be treated as Cash Election Shares, then the Exchange Agent shall convert, on a pro rata basis, a sufficient number of No-Election Shares into Cash Election Shares, with all remaining No-Election Shares treated as Stock Election Shares;

(III) If all of the No-Election Shares are converted to Cash Election Shares under the preceding subsection and the total number of Cash Election Shares remains below the Cash Election Minimum Threshold, then the Exchange Agent shall convert, on a pro rata basis, a sufficient number of Stock Election Shares into Cash Election Shares (the “Reallocated Cash Election Shares”) such that the sum of the number of Cash Election Shares plus the Reallocated Cash Election Shares equals the Cash Election Minimum Threshold and each Reallocated Cash Election Share shall be converted in to the right to receive the Per Share Cash Consideration; and

(IV) each Stock Election Share which is not a Reallocated Cash Election Share shall be converted into the right to receive the Per Share Stock Consideration.

(B) Cash Consideration Oversubscribed. If the number of Cash Election Shares is greater than 23,381,841 (the “Cash Election Maximum Threshold”), then, at the Effective Time:

(I) each Stock Election Share and No-Election Share shall be converted into the right to receive the Per Share Stock Consideration;

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(II) the Exchange Agent shall convert, on a pro rata basis, a sufficient number of Cash Election Shares into Stock Election Shares (the “Reallocated Stock Election Shares”) such that the number of remaining Cash Election Shares does not exceed the Cash Election Maximum Threshold (provided that the Cash Election Shares not subject to a Mixed Election shall be treated as Reallocated Stock Election Shares only if the Cash Election Shares subject to a Mixed Election are insufficient in number to reach the Cash Election Maximum Threshold and, provided further, that holders of one hundred (100) or fewer shares of FSGI Common Stock of record on the date of this Agreement who have elected solely the Cash Election shall not be required to have any of their shares of FSGI Common Stock converted to Reallocated Stock Election Shares) and all Reallocated Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(III) each Cash Election Share which is not a Reallocated Stock Election Share shall be converted into the right to receive the Per Share Cash Consideration.

(C) Cash Consideration within Range. If the number of Cash Election Shares is equal to or greater than the Cash Election Minimum Threshold and equal to or lesser than the Cash Election Maximum Threshold, then, at the Effective Time:

(I) each Cash Election Share will be converted into the right to receive the Per Share Cash Consideration; and

(II) each Stock Election Share and No-Election Share shall be converted into the right to receive the Per Share Stock Consideration.”

2. Amendment of Defined Terms. The following changes are made to the Defined Terms section of the Agreement:

(a) The defined term “Cash Election Threshold” is deleted;

(b) The defined term “Cash Election Minimum Threshold” is added with a reference to Section 1.4(e)(ii)(A); and

(c) The defined term “Cash Election Maximum Threshold” is added with a reference to Section 1.4(e)(ii)(B).

3. References. Upon execution and delivery of this Amendment, all references in the Agreement to the “Agreement,” and the provisions thereof, shall be deemed to refer to the Agreement, as amended by this Amendment.

4. No other Amendments or Changes. Except as expressly amended or modified by this Agreement, all of the terms and conditions of the Agreement shall remain unchanged and in full force and effect.

5. Definitions. All capitalized terms used herein and not otherwise defined or amended shall have the meanings given to them in the Agreement.

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IN WITNESS WHEREOF, Atlantic Capital and FSGI have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

ATLANTIC CAPITAL BANCSHARES, INC.

By:	/s/ Douglas L. Williams
Name: Douglas L. Williams
Title: President and Chief Executive Officer

FIRST SECURITY GROUP, INC.

By:	/s/ D. Michael Kramer
Name: D. Michael Kramer
Title: President and Chief Executive Officer

Macquarie Capital (USA) Inc.	Appendix B
A Member of the Macquarie Group of Companies

125 West 55th Street New York, NY 10019	Telephone Tollfree Facsimile Internet	(212) 231-1000 (800) 648-2878 (212) 231-1717 www.macquarie.com

March 25, 2015

Atlantic Capital Bancshares, Inc.

3280 Peachtree Road, NE

Suite 1600

Atlanta, GA 30305

Attn: Board of Directors

Members of the Board of Directors:

Macquarie Capital (USA) Inc. (“we” or “Macquarie”) understands that Atlantic Capital Bancshares, Inc., a Georgia corporation (the “Company”), intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with First Security Group, Inc., a Tennessee corporation (“FSGI”), pursuant to which, among other things, FSGI will merge with and into the Company (the “Merger”), and each outstanding share of FSGI Common Stock, with certain exceptions and subject to proration, will be converted into the right to receive, at the election of the shareholder, (x) 0.188 shares of Atlantic Capital Common Stock (the “Per Share Stock Consideration”); (y) $2.35 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Merger Consideration”); or (z) a combination of Per Share Stock Consideration and Per Share Cash Consideration. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We understand that the parties’ tax advisers have advised that, for federal income tax purposes, none of the Company, FSGI, or their respective shareholders will recognize any gain or loss on the Merger, except that FSGI shareholders receiving cash in the Merger will recognize gain or loss for federal income tax purposes. You have indicated that the Company intends to sell approximately $25 million of Atlantic Capital Common Stock to one investor (the “Company Common Stock Offering”). We understand that this investor has indicated a willingness to enter into a standby commitment to buy up to an additional $33 million of Atlantic Capital Common Stock, if a corresponding amount of the Company’s subordinated debt offering is not sold. Herein, we have assumed that the standby commitment is not called and that no Company Common Stock is sold pursuant to such standby commitment.

You have asked us whether, in our opinion, as of the date hereof, the Merger Consideration to be paid by the Company in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

In connection with this opinion, we have, among other things:

(i)	Reviewed a draft of the Merger Agreement dated March 24, 2015;

(ii)	Reviewed certain publicly available business and financial information relating to FSGI, the Company and their respective subsidiaries that we deemed to be relevant;

(iii)	Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to FSGI, the Company and their respective subsidiaries that were prepared and provided to us by the management of FSGI and/or the Company and their advisors;

(iv)	Reviewed certain financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2015 through 2019 (the “Company Projections”) and certain financial projections prepared by the management of FSGI relating to FSGI for the fiscal years ending 2015 through 2019 (the “FSGI Projections”);

Macquarie Capital (USA) Inc.

(v)	Discussed the past and current operations, financial projections, current financial condition and prospects of FSGI and the Company with the respective management teams of FSGI and the Company;

(vi)	Reviewed certain estimates prepared by management of the Company, FSGI and their respective tax advisors of the deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) of FSGI realizable following the Merger and the Company Common Stock Offering under the limitations of Internal Revenue Code Section 382 (“IRC Section 382”) limitations and Tennessee state law and the amount of such DTAs that the Company’s and FSGI’s legal and accounting advisors have indicated are includible in regulatory capital;

(vii)	Reviewed the financial terms of certain publicly available transactions in the commercial banking industry in which FSGI and the Company operate that we deemed relevant;

(viii)	Reviewed publicly available research analyst estimates with respect to the future financial performance and price targets of FSGI;

(ix)	Reviewed cost savings and synergies estimates expected to result from the Merger prepared by the management of FSGI and/or the Company and their respective other advisors (“Synergies”);

(x)	Reviewed certain trading and operating information of certain publicly traded companies in the industry in which FSGI and the Company operate that we deemed relevant; and

(xi)	Performed such other analyses and examinations, made such inquiries, and considered such other factors that we deemed appropriate for purposes of our opinion.

We have not undertaken any responsibility for independently verifying, and have not independently verified, any of the foregoing information and we have assumed and relied upon the accuracy and completeness of all such information. Management of the Company has advised us, and we have assumed, that the Company Projections have been reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the future financial performance and condition of the Company. In addition, management of FSGI has advised us, and we have assumed, that the FSGI Projections have been reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the future financial performance and condition of FSGI. We have assumed that the Company Projections, FSGI Projections and Synergies are a reasonable basis on which to evaluate the Company, FSGI and the Merger and, at your direction, we used and relied upon the Company Projections, FSGI Projections and Synergies for purposes of our analyses and opinion. We have also assumed that the Synergies have been reasonably prepared in good faith on bases reflecting the best currently available estimates of the managements of the Company and FSGI with respect to the cost savings expected to result from the Merger and have assumed such Synergies will be achieved in the amounts and at the times indicated thereby. We assume no responsibility for, and express no view or opinion as to, the Company Projections, FSGI Projections, Synergies or the assumptions upon which they are based. Further, we have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or FSGI since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analysis or opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In connection with this opinion, we have not made, nor assumed any responsibility for making, any physical inspection, independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or FSGI, nor have we been furnished with any such evaluations or appraisals.

We have relied upon and assumed that the representations and warranties of each party in the Merger Agreement are true and correct, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, that all of the conditions to the consummation of the

Macquarie Capital (USA) Inc.

Merger will be satisfied, and that the Merger will be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement without waiver, modification or amendment of any terms or provisions thereof. We have further assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations and that all governmental, regulatory, third-party and other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition (including the disposition of businesses or assets) that would have an adverse effect on the Company, FSGI or the contemplated benefits of the proposed Merger. In addition, we have relied upon and assumed, without independent verification, that the final form of the Merger Agreement will not differ from the draft of the Merger Agreement reviewed by us. You have advised us and for purposes of our analyses and our opinion we have assumed that, for federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). We have further assumed in our analysis that the “long-term tax-exempt rate,” as defined by Section 382(f)(1) of the Code is the rate in effect for March 2015. Such rate is changed monthly. We assume that this rate will not be materially lower for any material period of time, whether as a result of normal monthly changes or as a result of recently proposed U.S. Treasury regulations published in 80 Fed. Reg. 11141 (March 3, 2015), or other changes in law or regulations. Lastly we have relied upon and assumed without independent verification that debt and equity to be sold by the Company in connection with the Merger, including the Company Common Stock Offering, will have the terms you have most recently provided to us and that such sales will be completed in compliance in all respects with all applicable federal and state statutes, rules and regulations and that all governmental, regulatory, third-party and other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition, and without adverse effect on the Company, FSGI or the contemplated benefits of the Merger, including the realizable benefits of the DTAs and DTLs following the Merger.

Our opinion does not address the underlying business decision of the Board or the Company to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies or transactions available to the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, reaffirm or withdraw this opinion. We are not expressing any opinion as to what the value of the shares of Company Common Stock actually will be when issued pursuant to the Merger or the prices or range of prices at which shares of Company Common Stock or FSGI Common Stock may be purchased or sold at any time. We have assumed that the shares of Company Common Stock comprising the Stock Consideration will be listed on the Nasdaq Global Select Market (or such other national securities exchange mutually agreed upon by the parties), upon or following the Merger.

This opinion only addresses the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company in the Merger pursuant to the Merger Agreement and does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (i) the form or structure of the Merger, or any portion thereof, or the form or composition of the Merger Consideration; (ii) the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be paid or payable to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise; or (iii) the fairness of any private sale of Company common stock in connection with the Merger (the “Stock Sale”). We are not providing any advice or opinion as to matters that require legal, regulatory, accounting, environmental or tax advice. We are not legal, regulatory, accounting, environmental or tax experts and have assumed that the Company has obtained or will obtain such advice or opinions from appropriate professional sources. Furthermore, we have relied upon the accuracy and completeness of the assessments by the Company, FSGI and their respective advisors with respect to all legal, regulatory, accounting, environmental and tax matters. We are not expressing any opinion as to whether or not the Company, FSGI or

Macquarie Capital (USA) Inc.

any other party is receiving or paying reasonably equivalent value in the Merger or the Stock Sale, the solvency, creditworthiness or fair value of the Company, FSGI or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

We have acted as financial advisor to the Company in connection with the Merger and will receive fees for our services, a portion of which is payable upon the delivery of this opinion and the principal portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties against certain liabilities arising out of our engagement. In the ordinary course of business, Macquarie and its affiliates may acquire, hold, sell or trade, debt, equity and other securities and financial instruments (including derivatives, loans and other obligations) of the Company, FSGI, any other company that may be involved in the Merger and their respective affiliates, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities. We and our affiliates may have in the past provided, may be currently providing and in the future may provide financial advisory and capital raising services to the Company, FSGI and their respective affiliates for which we or our affiliates have received, and would expect to receive, compensation, including during the two-year period prior to the date hereof. As previously disclosed in our engagement letter, a senior officer on the Macquarie deal team beneficially owns shares of the Company’s common stock.

It is understood that this opinion is for the information and use of the Board (in its capacity as such) in connection with its consideration of the Merger. Our opinion does not constitute a recommendation to the Board, the Company, the holders of Company Common Stock or any other person as to how to act or vote with respect to any matter relating to the Merger. This opinion has been approved by an internal committee of Macquarie authorized to review opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

MACQUARIE CAPITAL (USA) INC.

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

June 8, 2015

Board of Directors

First Security Group, Inc.

531 Broad Street

Chattanooga, TN 11247

Ladies and Gentlemen:

First Security Group, Inc. (the “Company”) and Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) have entered into an agreement and plan of merger, dated as of March 25, 2015, as amended on June 8, 2015 (the “Agreement”), pursuant to which the Company will merge with and into Atlantic Capital, with Atlantic Capital as the surviving entity (the “Merger”). Pursuant to the terms of the merger, upon the effective date of the Merger, each share of the common stock of the Company (the “Company Common Stock”) issued and outstanding as of the Effective Time, except for those shares as described in the Agreement, shall be converted into the right to receive, at the election of the holder thereof, either: (i) 0.188 shares of common stock, par value $1.00 per share, of Atlantic Capital (the “Stock Consideration”) or (ii) $2.35 in cash (the “Cash Consideration”), subject to the limitations set forth in the Agreement which provide generally that shareholder elections may be adjusted as necessary on a pro rata basis to result in an overall ratio of between 30% to 35% Cash Consideration and between 65% and 70% Stock Consideration. The Cash Consideration, the Stock Consideration and any cash in lieu of fractional shares paid pursuant to the Agreement are referred to herein as the “Merger Consideration.” The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) the Securities Purchase Agreement, dated March 25, 2015 (the “Stock Purchase Agreement”), entered into by and among Atlantic Capital, Trident IV, L.P. (“Trident”) and Trident IV Professionals Fund, L.P. (“Trident Fund” and together with Trident, the “Investors”) pursuant to which Atlantic Capital intends to issue to the Investors certain securities in connection with and to facilitate the Merger (the “Private Placement”); (iii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iv) certain financial information and other publicly available historical financial information of Atlantic Capital that we deemed relevant; (v) certain internal financial projections for the Company for the years ending December 31, 2015 through December 31, 2019, as provided by the senior management of the Company; (vi) certain internal financial projections for Atlantic Capital for the years ending December 31, 2015 through December 31, 2019, as provided by the senior management of Atlantic Capital; (vii) the pro forma financial impact of the Merger on Atlantic Capital based on assumptions relating to estimated transaction costs, purchase accounting adjustments and expected cost savings which were provided by the Company and Atlantic Capital; (viii) the pro forma financial impact of the Merger on Atlantic Capital assuming the completion of the Private Placement prior to or in conjunction with the Merger; (ix) a comparison of certain financial and other information for the Company and Atlantic Capital, including stock trading information for the Company, with similar publicly available information for certain other publicly traded commercial banks; (x) the financial terms of certain other recent merger and acquisition transactions in the banking sector; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of the Company the business, financial condition, results of operations and prospects of the Company and held similar discussions with the senior management of Atlantic Capital regarding the business, financial condition, results of operations and prospects of Atlantic Capital.

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Atlantic Capital or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the respective managements of the Company and Atlantic Capital that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Atlantic Capital or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company, Atlantic Capital or the combined entity after the Merger and we have not reviewed any individual credit files relating to the Company or Atlantic Capital. We have assumed, with your consent, that the respective allowances for loan losses for both the Company and Atlantic Capital are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for the Company for the years ending December 31, 2015 through December 31, 2019, as provided by the senior management of the Company. Sandler O’Neill used internal financial projections for Atlantic Capital for the years ending December 31, 2015 through December 31, 2019, as provided by the senior management of Atlantic Capital. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings, which were provided by the Company and Atlantic Capital. With respect to those projections and estimates, the respective management of the Company and Atlantic Capital confirmed to us that those projections and estimates reflected the best currently available projections and estimates of those respective managements of the future financial performance of the Company and Atlantic Capital, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company and Atlantic Capital since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that the Company and Atlantic Capital would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Atlantic Capital or the Merger, (iii) the Private Placement will be consummated in accordance with the terms of the Stock Purchase Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of the Company Common Stock after the date of this opinion or what the value of the Atlantic Capital common stock will be once it is actually received by the holders of the Company Common Stock.

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

We have acted as the Company’s financial advisor in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee from the Company as a result of our rendering this opinion. The Company has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company and Atlantic Capital and their affiliates. We may also actively trade the equity and debt securities of the Company or its affiliates for our own account and for the accounts of our customers. In the past, we have provided certain investment banking services to the Company and have received customary investment banking fees for such services.

This letter is directed to the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to be paid to holders of the Company Common Stock and does not address the underlying business decision of the Company to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in required regulatory filings (including the proxy statement to be sent to shareholders of the Company) to be completed in connection with the Merger. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the Company’s officers, directors, or employees, or any class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Under our articles of incorporation and bylaws, each of our directors and officers shall be indemnified by us for reasonable expenses, judgments, fines, penalties, and amounts paid in settlement (including attorneys’ fees), incurred in connection with any proceeding brought because he or she is or was a director or officer of Atlantic Capital, provided that the individual conducted himself or herself in good faith and reasonably believed that such conduct was (a) in the case of conduct in his or her official capacity, in the best interests of Atlantic Capital, (b) in all other cases, at least not opposed to the best interests of Atlantic Capital, and (c) in the case of any criminal proceeding, he or she had no reasonable cause to believe such conduct was unlawful. We shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if (a) he or she furnishes Atlantic Capital written affirmation of his or her good faith belief that he or she has met the standard of conduct required for indemnification, as described above, and (b) he or she furnishes Atlantic Capital a written undertaking, executed personally or on his or her behalf, to repay any advance if it is ultimately determined that he or she is not entitled to indemnification. In addition, our amended and restated articles of incorporation also provide that each of our directors and officers has the right to be indemnified by us to the maximum extent permitted under Georgia law.

Under the Georgia Business Corporation Code (the “GBCC”), a Georgia corporation has the power to indemnify its directors and officers provided that they act in good faith and reasonably believe that their conduct was lawful and in the corporation’s best interest (or not opposed thereto), as set forth in the GBCC. Under the GBCC, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer, against reasonable expenses incurred by the director or officer in connection with the proceeding. The GBCC permits a corporation to pay for or reimburse reasonable expenses in advance of final disposition of an action, suit or proceeding only upon: (a) the director’s certification that he or she acted in good faith and in the corporation’s best interest (or not opposed thereto); and (b) the director furnishing a written undertaking to repay the advance if it is ultimately determined that he or she did not meet this standard of conduct.

The GBCC also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The exhibits listed in the accompanying Exhibit Index are filed as part of this registration statement.

(b) Not applicable.

(c) The opinions of Macquarie Capital (USA) Inc. and of Sandler O’Neill & Partners, L.P. are included as Appendix B and C, respectively, to the joint proxy statement/prospectus contained in this registration statement.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on September 8, 2015.

Atlantic Capital Bancshares, Inc.

By:	/s/ Douglas L. Williams
Douglas L. Williams
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Douglas L. Williams	September 8, 2015
Douglas L. Williams
President, Chief Executive Officer and Director
(Principal Executive Officer)

*	September 8, 2015
Carol H. Tiarsmith
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

*	September 8, 2015
Walter M. Deriso, Jr.
Chairman of the Board of Directors

*	September 8, 2015
J. David Allen
Director

*	September 8, 2015
Rene M. Diaz
Director

*	September 8, 2015
Douglas J. Hertz
Director

*	September 8, 2015
Brian D. Jones
Director

*	September 8, 2015
R. Charles Shufeldt
Director

*	September 8, 2015
Steven W. Smith
Director

*	September 8, 2015
Chilton Davis Varner
Director

*	September 8, 2015
John F. Ward
Director

*	September 8, 2015
Marietta Edmunds Zakas
Director

*	By:	/s/ Douglas L. Williams
Douglas L. Williams
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of March 25, 2015 by and between Atlantic Capital Bancshares, Inc. and First Security Group, Inc. (included as Appendix A to this joint proxy statement/prospectus forming a part of this registration statement).†

2.2	First Amendment to the Agreement and Plan of Merger, dated as of June 8, 2015 by and between Atlantic Capital Bancshares, Inc. and First Security Group, Inc. (included as Appendix AA to this joint proxy statement/prospectus forming a part of this registration statement).

3.1+	Amended and Restated Articles of Incorporation of Atlantic Capital Bancshares, Inc.

3.2+	Amended and Restated Bylaws of Atlantic Capital Bancshares, Inc.

4.1+	Form of Stock Certificate of Atlantic Capital Bancshares, Inc.

5.1+	Opinion of Womble Carlyle Sandridge & Rice, LLP regarding the validity of the securities being registered.

8.1	Opinion of Womble Carlyle Sandridge & Rice, LLP regarding certain U.S. tax aspects of the merger.

8.2+	Opinion of Bryan Cave LLP regarding certain U.S. tax aspects of the merger.

10.1+	Securities Purchase Agreement, dated as of March 25, 2015, by and among Atlantic Capital Bancshares, Inc., Trident IV, L.P. and Trident IV Professionals Fund, L.P.

10.2+	Corporate Governance Agreement, dated March 25, 2015, by and among Atlantic Capital Bancshares, Inc., Atlantic Capital Bank, Trident IV, L.P. and Trident IV Professionals Fund, L.P.

10.3+	Corporate Governance Agreement, dated March 25, 2015, by and among Atlantic Capital Bancshares, Inc., Atlantic Capital Bank, and BCP Fund I Southeast Holdings LLC.

10.4*+	Employment Agreement, dated January 1, 2015, by and among Atlantic Capital Bancshares, Inc., Atlantic Capital Bank, and Douglas L. Williams.

10.5*+	Employment Agreement, dated June 5, 2015, by and among Atlantic Capital Bancshares, Inc., Atlantic Capital Bank, and D. Michael Kramer.

10.6*+	Retention Benefits Letter Agreement, dated March 26, 2015, by and between Atlantic Capital Bancshares, Inc. and John R. Haddock.

10.7*+	Retention Benefits Letter Agreement, dated March 26, 2015, by and between Atlantic Capital Bancshares, Inc. and Denise M. Cobb.

10.8*+	Atlantic Capital Bancshares, Inc. 2006 Stock Incentive Plan.

10.9*+	Form of Employee Restricted Stock Award Agreement under the 2006 Stock Incentive Plan (for employees with employment agreements).

10.10*+	Form of Employee Restricted Stock Award Agreement under the 2006 Stock Incentive Plan (for employees without employment agreements).

10.11*+	Form of Non-Employee Director Restricted Stock Award Agreement under the 2006 Stock Incentive Plan.

10.12*+	Form of Employee Stock Option Agreement under the 2006 Stock Incentive Plan.

10.13*+	Form of Non-Employee Director Stock Option Agreement under the 2006 Stock Incentive Plan.

10.14*+	Atlantic Capital Bancshares, Inc. 2012 Executive Officer Long-Term Incentive Plan.

Exhibit Number	Description

10.15*+	Amendment to Atlantic Capital Bancshares, Inc. 2012 Executive Officer Long-Term Incentive Plan.

10.16*+	Form of Officer Award Certificate under the 2012 Executive Long-Term Incentive Plan.

10.17*+	Atlantic Capital Bancshares, Inc. 2015 Stock Incentive Plan.

10.18+	Form of Stock Purchase Agreement by and between First Security Group, Inc. and each of the investors named therein.

10.19*+	Retention Benefits Letter Agreement, dated August 25, 2015, by and between Atlantic Capital Bancshares, Inc. and Christopher G. Tietz

21.1+	Subsidiaries of Atlantic Capital Bancshares, Inc.

23.1	Consent of Womble Carlyle Sandridge & Rice, LLP (included in Exhibits 5.1 and 8.1).

23.2	Consent of Bryan Cave LLP (included in Exhibit 8.2).

23.3	Consent of Ernst & Young LLP, independent registered public accounting firm of Atlantic Capital Bancshares, Inc.

23.4+	Consent of Crowe Horwath LLP, independent registered public accounting firm of First Security Group, Inc.

24.1+	Power of Attorney (included in the signature pages to the Registration Statement on Form S-4).

99.1+	Consent of Macquarie Capital (USA) Inc.

99.2+	Consent of Sandler O’Neill & Partners, L.P.

99.3+	Consent of Stephen Levey to be named as a director.

99.4+	Consent of D. Michael Kramer to be named as a director.

99.5+	Consent of John N. Foy to be named as a director.

99.6+	Consent of Henchy R. Enden to be named as a director.

99.7+	Consent of Adam G. Hurwich to be named as a director.

99.8+	Consent of Larry D. Mauldin to be named as a director.

99.9+	Form of Atlantic Capital Bancshares, Inc. Proxy Card.

99.10+	Form of First Security Group, Inc. Proxy Card.

99.11+	Election Form and Letter of Transmittal.

†	Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules and attachments is contained in the merger agreement. Atlantic Capital Bancshares, Inc. agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.
*	Management contract or compensatory plan or arrangement.
+	Previously filed.